

# Annual Report

SEPTEMBER 30, 2019

| | Ticker | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **IVY FUNDS** | **Class A** | **Class B** | **Class C** | **Class E** | **Class I** | **Class N** | **Class R** | **Class Y** |
| Ivy Apollo Multi-Asset Income Fund | IMAAX | | IMACX | | IMAIX | IMURX | | IMAYX |
| Ivy Apollo Strategic Income Fund | IAPOX | | ICPOX | | IIPOX | IRPOX | | IYPOX |
| Ivy California Municipal High Income Fund | IMHAX | | IMHCX | | IMHIX | | | IMHYX |
| Ivy Cash Management Fund | IAAXX | IABXX | IACXX | | | | | |
| Ivy Corporate Bond Fund | IBJAX | IBJBX | IBJCX | IBJEX | IBJIX | IBJNX | IBJRX | IBJYX |
| Ivy Crossover Credit Fund | ICKAX | | | ICKEX | ICKIX | ICKNX | ICKRX | ICKYX |
| Ivy Government Securities Fund | IGJAX | IGJBX | IGJCX | IGJEX | IGJIX | IGJNX | IGJRX | IGJYX |
| Ivy International Small Cap Fund | IVJAX | | IVJCX | | IVJIX | IVJRX | | IVJYX |
| Ivy Pictet Emerging Markets Local Currency Debt Fund | IECAX | | IECCX | IECEX | IECIX | IMMCX | IECRX | IECYX |
| Ivy Pictet Targeted Return Bond Fund | IRBAX | | IRBCX | | IRBIX | IRBRX | | IRBYX |
| Ivy PineBridge High Yield Fund | IPNAX | | | | IPNIX | IPNNX | IPNRX | |

Beginning on January 1, 2021, as permitted by regulations adopted by the U.S. Securities and Exchange Commission (SEC), paper copies of the Funds' Annual and Semiannual Shareholder Reports no longer will be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Ivy Investments website (www.ivyinvestments.com), and you will be notified by mail each time a report is posted, and provided with a website link to access the report.

If you have already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Funds electronically anytime by contacting your financial intermediary (e.g., a broker-dealer or bank) or, if you are a direct investor, by calling 1-888-923-3355 or by enrolling at www.ivyinvestments.com.

You may elect to receive all future reports in paper format free of charge. If you invest through a financial intermediary, you can contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports. If you invest directly with the Funds, you may call 1-888-923-3355 to let the Funds know you wish to continue receiving paper copies of your shareholder reports. Your election to receive reports in paper format will apply to all funds held in your account if you invest through your financial intermediary or all funds held with the Fund Complex if you invest directly with the Funds.

IVY INVESTMENTS® refers to the financial services offered by Ivy Distributors, Inc., a FINRA member broker dealer and the distributor of IVY FUNDS® mutual funds, and those financial services offered by its affiliates.

# CONTENTS

This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus, or summary prospectus, and current performance information.



Philip J. Sanders, CFA

## Dear Shareholder,

We saw a little bit of everything during the fiscal period. The start of the fiscal year witnessed dramatic market volatility and, at the end of 2018, the worst quarter for U.S. equities since 2011. Equity markets roared back following the sharp correction, with the S&P 500 Index advancing more than 20% in 2019, as of Sept. 30, and every sector posting gains. The rally had a pro-cyclical component, as information technology and real estate delivered the strongest sector returns, while energy and health care were the laggards.

The U.S. economy remains relatively healthy and remains in the longest economic expansion in U.S. history despite uncertainty about trade and signs of global weakening. We believe the underlying fundamentals — a strong job market, rising wages and low inflation — support continued growth during the rest of 2019. However, U.S. trade policy remains a wildcard and poses a major threat to the current expansion.

The U.S. Federal Reserve (Fed) held steady on interest rates for the first half of 2019, but cut the federal funds rate by 25 basis points in July and then again in September. The federal funds target range currently is 1.75-2.0%. Increasing pressures from trade turmoil and uncertainty around the strength of global growth led the Fed to become more accommodative, and we believe one additional rate cut is likely by calendar year's end.

The pace of economic growth in Europe has weakened during the fiscal period, mainly due to the drag of global trade and Brexit uncertainty. We anticipate eurozone growth will remain weak through the rest of the year, but could see some stabilization by the end of 2019. The European Central Bank introduced a broad stimulus package in September, including lower rates, a reboot of quantitative easing and a commitment to maintain these initiatives until inflation moves toward its target of just below 2%. With core inflation currently around 1%, we expect these policies to be in place for at least the next year or two.

Emerging markets faced multiple headwinds over the fiscal year, namely a strong dollar, China's focus on deleveraging and regulation, trade wars, volatile energy prices and increased geopolitical risks. Despite near-term concerns and likely volatility across the global equity market, we believe the long-term fundamentals in emerging markets will continue to offer opportunities. By comparison, U.S. equities broadly have benefitted from a more attractive growth rate, which was the result of tax reform, lower regulatory pressures and repatriation of overseas earnings.

Looking ahead, we believe equities face intensifying headwinds as the pace of global growth slows and trade turmoil lingers. As we examine the investment landscape, we continue to put greater emphasis on the fundamentals and quality of asset classes and sectors. We believe it is important to stay focused on the merits of individual market sectors, industries and companies when making investment decisions. Those fundamentals historically have tended to outweigh external factors such as government policies and regulations. While those can affect every business and every investor, we think the innovation and management skill within individual companies are the ultimate drivers of long-term stock prices.

### Economic Snapshot

|  | 9/30/2019 | 9/30/2018 |
| --- | --- | --- |
| S&P 500 Index | 2,976.74 | 2,913.98 |
| MSCI EAFE Index | 1,889.36 | 1,973.60 |
| 10-Year Treasury Yield | 1.68% | 3.05% |
| U.S. unemployment rate | 3.5% | 3.7% |
| 30-year fixed mortgage rate | 3.64% | 4.72% |
| Oil price per barrel | $   54.07 | $   73.25 |

*Sources: Bloomberg, U.S. Department of Labor, MBA, CME*

*All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.*

Respectfully,

*Philip J Sanders*

Philip J. Sanders, CFA
President

**The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.**

# ILLUSTRATION OF FUND EXPENSES

IVY FUNDS

(UNAUDITED)

## Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, exchange fees and account fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2019.

## Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions, for Class A shares, if your Fund account balance is below $650 on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

## Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), exchange fees or account fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 5 in Notes to Financial Statements for further information.

| Fund | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
|---|---|---|---|---|---|---|---|
| | Beginning Account Value 3-31-19 | Ending Account Value 9-30-19 | Expenses Paid During Period* | Beginning Account Value 3-31-19 | Ending Account Value 9-30-19 | Expenses Paid During Period* | |
| Ivy Apollo Multi-Asset Income Fund | | | | | | | |
| Class A | $1,000 | $1,025.00 | $6.08 | $1,000 | $1,019.06 | $6.06 | 1.20% |
| Class C | $1,000 | $ 1,021.10 | $9.80 | $1,000 | $1,015.33 | $ 9.77 | 1.94% |
| Class I | $1,000 | $1,028.20 | $3.85 | $1,000 | $1,021.30 | $3.84 | 0.75% |
| Class N | $1,000 | $1,028.20 | $3.85 | $1,000 | $1,021.30 | $3.84 | 0.75% |
| Class Y | $1,000 | $1,025.90 | $5.98 | $1,000 | $ 1,019.12 | $5.96 | 1.19% |

*See footnotes on page 6.*

# ILLUSTRATION OF FUND EXPENSES <span style="float:right">IVY FUNDS</span>

(UNAUDITED)

| Fund | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
|---|---|---|---|---|---|---|---|
| | Beginning Account Value 3-31-19 | Ending Account Value 9-30-19 | Expenses Paid During Period* | Beginning Account Value 3-31-19 | Ending Account Value 9-30-19 | Expenses Paid During Period* | |
| **Ivy Apollo Strategic Income Fund** | | | | | | | |
| Class A | $1,000 | $1,028.70 | $ 5.38 | $1,000 | $ 1,019.80 | $ 5.35 | 1.05% |
| Class C | $1,000 | $1,024.50 | $ 9.41 | $1,000 | $ 1,015.79 | $ 9.37 | 1.85% |
| Class I | $1,000 | $1,030.50 | $ 3.45 | $1,000 | $ 1,021.70 | $ 3.44 | 0.67% |
| Class N | $1,000 | $1,030.50 | $ 3.45 | $1,000 | $ 1,021.70 | $ 3.44 | 0.67% |
| Class Y | $1,000 | $1,028.70 | $ 5.38 | $1,000 | $ 1,019.80 | $ 5.35 | 1.05% |
| **Ivy California Municipal High Income Fund** | | | | | | | |
| Class A | $1,000 | $1,046.60 | $ 4.09 | $1,000 | $ 1,021.05 | $ 4.04 | 0.80% |
| Class C | $1,000 | $ 1,042.10 | $ 8.58 | $1,000 | $ 1,016.72 | $ 8.47 | 1.67% |
| Class I | $1,000 | $1,047.60 | $ 3.07 | $1,000 | $1,022.06 | $ 3.03 | 0.60% |
| Class Y | $1,000 | $1,046.60 | $ 4.09 | $1,000 | $ 1,021.05 | $ 4.04 | 0.80% |
| **Ivy Cash Management Fund** | | | | | | | |
| Class A | $1,000 | $1,009,30 | $ 3.62 | $1,000 | $ 1,021.48 | $ 3.64 | 0.72% |
| Class B** | $1,000 | $1,005.30 | $ 7.52 | $1,000 | $ 1,017.60 | $ 7.57 | 1.49% |
| Class C | $1,000 | $1,004.50 | $ 8.32 | $1,000 | $ 1,016.80 | $ 8.37 | 1.65% |
| **Ivy Corporate Bond Fund** | | | | | | | |
| Class A | $1,000 | $1,065.90 | $ 5.27 | $1,000 | $ 1,019.97 | $ 5.15 | 1.02% |
| Class B** | $1,000 | $1,057.40 | $13.68 | $1,000 | $ 1,011.73 | $13.38 | 2.66% |
| Class C | $1,000 | $ 1,061.40 | $ 9.89 | $1,000 | $ 1,015.49 | $ 9.67 | 1.91% |
| Class E | $1,000 | $1,067.30 | $ 4.13 | $1,000 | $ 1,021.06 | $ 4.04 | 0.80% |
| Class I | $1,000 | $1,067.70 | $ 3.62 | $1,000 | $ 1,021.53 | $ 3.54 | 0.71% |
| Class N | $1,000 | $ 1,070.10 | $ 2.90 | $1,000 | $1,022.29 | $ 2.83 | 0.55% |
| Class R | $1,000 | $1,064.60 | $ 6.71 | $1,000 | $ 1,018.60 | $ 6.56 | 1.29% |
| Class Y | $1,000 | $1,066.80 | $ 4.75 | $1,000 | $ 1,020.47 | $ 4.65 | 0.92% |
| **Ivy Crossover Credit Fund** | | | | | | | |
| Class A | $1,000 | $1,076.70 | $ 4.67 | $1,000 | $ 1,020.55 | $ 4.55 | 0.90% |
| Class E | $1,000 | $1,076.70 | $ 4.67 | $1,000 | $ 1,020.54 | $ 4.55 | 0.90% |
| Class I | $1,000 | $ 1,078.10 | $ 3.43 | $1,000 | $ 1,021.81 | $ 3.34 | 0.65% |
| Class N | $1,000 | $ 1,078.10 | $ 3.43 | $1,000 | $ 1,021.81 | $ 3.34 | 0.65% |
| Class R | $1,000 | $1,074.30 | $ 7.26 | $1,000 | $ 1,018.04 | $ 7.06 | 1.40% |
| Class Y | $1,000 | $1,076.70 | $ 4.67 | $1,000 | $ 1,020.55 | $ 4.55 | 0.90% |
| **Ivy Government Securities Fund** | | | | | | | |
| Class A | $1,000 | $ 1,041.20 | $ 5.21 | $1,000 | $ 1,019.99 | $ 5.15 | 1.00% |
| Class B** | $1,000 | $1,035.20 | $10.89 | $1,000 | $ 1,014.33 | $10.78 | 2.13% |
| Class C | $1,000 | $1,036.70 | $ 9.67 | $1,000 | $ 1,015.58 | $ 9.57 | 1.88% |
| Class E | $1,000 | $1,042.00 | $ 4.39 | $1,000 | $ 1,020.73 | $ 4.34 | 0.86% |
| Class I | $1,000 | $1,042.70 | $ 3.78 | $1,000 | $ 1,021.40 | $ 3.74 | 0.72% |
| Class N | $1,000 | $1,043.30 | $ 3.17 | $1,000 | $ 1,021.97 | $ 3.13 | 0.62% |
| Class R | $1,000 | $1,039.50 | $ 6.93 | $1,000 | $ 1,018.31 | $ 6.86 | 1.35% |
| Class Y | $1,000 | $ 1,041.20 | $ 5.10 | $1,000 | $1,020.06 | $ 5.05 | 1.00% |

*See footnotes on page 6.*

(UNAUDITED)

| Fund | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
|------|-----------|---|---|-----------------|---|---|------------------------------|
| | Beginning Account Value 3-31-19 | Ending Account Value 9-30-19 | Expenses Paid During Period* | Beginning Account Value 3-31-19 | Ending Account Value 9-30-19 | Expenses Paid During Period* | |
| **Ivy International Small Cap Fund** | | | | | | | |
| Class A | $1,000 | $1,040.20 | $ 7.04 | $1,000 | $ 1,018.13 | $ 6.96 | 1.38% |
| Class C | $1,000 | $1,035.80 | $10.89 | $1,000 | $ 1,014.35 | $10.78 | 2.14% |
| Class I | $1,000 | $1,041.00 | $ 5.10 | $1,000 | $ 1,020.10 | $ 5.05 | 0.99% |
| Class N | $1,000 | $1,042.00 | $ 5.11 | $1,000 | $ 1,020.10 | $ 5.05 | 0.99% |
| Class Y | $1,000 | $1,039.30 | $ 7.04 | $1,000 | $ 1,018.13 | $ 6.96 | 1.38% |
| **Ivy Pictet Emerging Markets Local Currency Debt Fund** | | | | | | | |
| Class A | $1,000 | $1,024.80 | $ 6.18 | $1,000 | $ 1,018.93 | $ 6.16 | 1.22% |
| Class C | $1,000 | $1,022.90 | $ 9.41 | $1,000 | $ 1,015.79 | $ 9.37 | 1.85% |
| Class E | $1,000 | $ 1,027.10 | $ 5.37 | $1,000 | $ 1,019.78 | $ 5.35 | 1.05% |
| Class I | $1,000 | $1,028.10 | $ 4.06 | $1,000 | $ 1,021.05 | $ 4.04 | 0.80% |
| Class N | $1,000 | $1,028.10 | $ 4.06 | $1,000 | $ 1,021.05 | $ 4.04 | 0.80% |
| Class R | $1,000 | $1,023.80 | $ 7.59 | $1,000 | $ 1,017.54 | $ 7.57 | 1.50% |
| Class Y | $1,000 | $1,026.00 | $ 6.08 | $1,000 | $ 1,019.02 | $ 6.06 | 1.21% |
| **Ivy Pictet Targeted Return Bond Fund** | | | | | | | |
| Class A | $1,000 | $1,037.60 | $ 6.21 | $1,000 | $ 1,018.93 | $ 6.16 | 1.22% |
| Class C | $1,000 | $1,033.80 | $ 9.76 | $1,000 | $ 1,015.45 | $ 9.67 | 1.92% |
| Class I | $1,000 | $1,038.50 | $ 5.10 | $1,000 | $1,020.05 | $ 5.05 | 1.00% |
| Class N | $1,000 | $1,039.40 | $ 4.49 | $1,000 | $1,020.70 | $ 4.45 | 0.87% |
| Class Y | $1,000 | $1,037.60 | $ 6.21 | $1,000 | $ 1,018.93 | $ 6.16 | 1.22% |
| **Ivy PineBridge High Yield Fund** | | | | | | | |
| Class A | $1,000 | $1,038.20 | $ 5.10 | $1,000 | $1,020.05 | $ 5.05 | 1.00% |
| Class I | $1,000 | $1,039.60 | $ 3.67 | $1,000 | $ 1,021.45 | $ 3.64 | 0.72% |
| Class N | $1,000 | $1,039.60 | $ 3.67 | $1,000 | $ 1,021.45 | $ 3.64 | 0.72% |
| Class R | $1,000 | $1,035.80 | $ 7.53 | $1,000 | $ 1,017.69 | $ 7.47 | 1.47% |

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2019, and divided by 365.

**These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads or exchange fees.

*The Ivy Apollo Multi-Asset Income Fund is managed overall by Ivy Investment Management Company, which has retained Apollo Credit Management, LLC, to sub-advise the total return strategy sleeve and LaSalle Investment Management Securities, LLC, to sub-advise the global real estate strategy sleeve. Below, two portfolio managers of the Fund, Philip J. Sanders, CFA, and Mark G. Beischel, CFA, discuss positioning, performance and results for the fiscal year ended September 30, 2019. Mr. Sanders and Mr. Beischel have managed the Fund since inception. Mr. Sanders has 31 years of industry experience and Mr. Beischel has 26 years of industry experience.*

## Fiscal Year Performance

For the 12 Months Ended September 30, 2019

| | |
|---|---:|
| Ivy Apollo Multi-Asset Income Fund (Class A shares at net asset value) | 3.22% |
| Ivy Apollo Multi-Asset Income Fund (Class A shares including sales charges) | -2.75% |

Benchmark(s) and Morningstar Category

| | |
|---|---:|
| 50% FTSE All-World High Dividend Yield Index + 50% ICE BofAML U.S. High Yield Index (generally reflects the performance of equities, excluding REITs, with higher-than-average dividend yields; and the performance of securities representing the high-yield sector of the bond market) | 3.66% |
| FTSE All-World High Dividend Yield Index (generally reflects the performance of equities, excluding REITs, with higher-than-average dividend yields) | 0.83% |
| ICE BofAML U.S. High Yield Index (generally reflects the performance of securities representing the high-yield sector of the bond market) | 6.30% |
| Morningstar World Allocation Category Average (generally reflects the performance of the universe of funds with similar investment objectives) | 1.75% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).*

## Impact of monetary policy

The fiscal year witnessed a change in U.S. monetary policy, as the Federal Reserve (Fed) began to move away from its tightening bias that began in December 2016. The Fed's policy-making Federal Open Market Committee raised the fed funds rate one last time by 25 basis points (bps) to 2.50% at its December 2018 meeting, stating that it would take a wait-and-see approach going forward and rely on upcoming economic data to determine further interest rate hikes. That final increase bore witness to the tightening financial conditions, with widening credit spreads, a decline in stock prices, a strengthening U.S. dollar and the compression of the yield curve.

In January 2019, the Fed pivoted from its tightening bias to a new message of "patience." Fed Chairman Jerome Powell implied that interest rate hikes were off the table for the remainder of the year. The markets welcomed the pause as financial conditions eased in a new "risk-on" environment.

The Trump administration's policies regarding international trade and investment emerged as an important source of downside risk for the global economy during the past 12 months. President Donald Trump completed a revamp of the North American Free Trade Agreement into a proposed framework known as the U.S.-Mexico-Canada Agreement (USMCA) early in his presidency. He then wanted to use the USMCA framework for trade negotiations with the European Union and Japan. Those negotiations lost momentum as the administration focused its attention instead on trade with China. Negotiations with China have been difficult, with no agreements and an increase in both tariffs and tension on both sides. That escalation of tariffs has led to a decline in business confidence during the fiscal year and a contraction in the closely watched Institute for Supply Management (ISM) manufacturing index.

The end of the normalization of the Fed's balance sheet was announced late in the final quarter of the fiscal year, with the Fed stating its intention to reinvest maturing U.S. Treasuries and mortgage-backed securities. The Fed at that time announced that it will start expanding the balance sheet to better align it with the size of nominal gross domestic product (GDP). It also moved to cut the fed funds rate by 25 bps in both July and September. And finally, the stress in short-term bank funding, known as the repurchase or "repo" market, during the quarter led the Fed to inject cash into the system.

In Europe, the European Central Bank (ECB) cut the deposit rate by 10 bps, introduced a two-tier system for banks on the penalty rate charged on idle cash worth six times their mandatory reserves, strengthened its forward guidance and re-launched its assets purchase program.

Political concerns emerged around the world, including elections in Italy and Argentina as well as the ongoing Brexit saga in the U.K. as it considers a potential exit from the European Union (EU). Italy's new government brought questions about the EU's sustainability back into the spotlight. The new government's targeted budget deficit was not as aggressive as market expectations, resulting in the euro weakening and Italian government interest rates increasing. Argentina's market-friendly President Mauricio Macri lost in the first round of presidential elections to a nominee who has ties to the previous administration that governed during the country's last debt default. The final round of elections is scheduled in October 2019. Brexit was still a factor in international markets, largely because of the change in leadership from Prime Minister Theresa May, who advocated continuing to negotiate for an agreement with the EU, to new Prime Minister Boris Johnson, an advocate of a "hard" Brexit and departure from the EU even if no agreement is reached.

The political conflicts and trade uncertainty continued to weigh on business sentiment during the fiscal year, leading to revisions of global and U.S. economic growth forecasts. The macro environment softened with growth slowing in the U.S., Europe and China. Global equities finished about unchanged in the final quarter of the fiscal year, although global real estate securities produced strong absolute returns to close the fiscal year. They outpaced both global bond and equity indices. Real estate securities benefitted from stable operating fundamentals as well as the continued risk-off investment environment.

## Portfolio strategy

The Fund finished the fiscal year with a positive return that was slightly less than the return of its blended benchmark, but outperformed the positive return of its peer group average.

About 47% of the Fund's net assets were allocated to equity at the end of the fiscal year. The Fund's global equity holdings were the primary contributors to performance, led by allocations to the financials, information technology, energy and real estate sectors.

The Fund's exposure to floating rate bank loans was a slight detractor from relative performance for the fiscal year.

We continued to seek opportunities to reduce volatility in the Fund throughout the fiscal year. In addition, we maintained our longstanding low-duration strategy in an effort to gain a higher degree of certainty about companies in which we can invest.

The Fund also continued to hold a higher level of liquidity during the fiscal year with the intent of being opportunistic in allocating that capital as we strive to find dislocations in the market.

## Slower growth in the outlook

We expect most major economies to grow at a slower pace for the remainder of 2019. Global manufacturing and service sector businesses report weaker conditions today than in recent times.

The U.S. budget deficit is expected to rise to $1.0 trillion (4.7% of GDP) in 2019 from structural forces that have deteriorated by a much greater amount than the offsetting cyclical improvement.

We believe that trade war rhetoric and complicated political concerns like the ongoing Brexit saga, European auto tariffs and the 2020 U.S. presidential election are likely to mean that global interest rates and credit markets will continue to be volatile in the near term. We believe trade will continue to be a risk factor going forward. There is the potential for more tariffs, followed by retaliatory actions that might impact company capital investment plans. A negative feedback loop could further affect markets and ultimately consumer and business confidence.

In our view, fundamentals in the credit markets remain stretched, with balance sheets still levered. Softer global growth is concerning and leads us to be cautious on the outlook for credit spreads. We think technical factors in credit may be supported with investors' expectations that the ECB will resume corporate bond purchases.

Real estate operating fundamentals remain solid across much of the globe. We think the combination of a slower economic outlook and easing financial conditions is likely to support a stable operating environment for global real estate securities.

**Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**Although asset allocation among different sleeves and asset categories generally tends to limit risk and exposure to any one sleeve, the risk remains that the allocation of assets may skew toward a sleeve that performs poorly relative to the Fund's other sleeves, or to the market as a whole, which would result in the Fund performing poorly.**

While Ivy Investment Management Company (IICO) monitors the investments of Apollo Credit Management (Apollo) and LaSalle Investment Management Securities (LaSalle) in addition to the overall management of the Fund, including rebalancing the Fund's target allocations, IICO, Apollo and LaSalle make investment decisions for their investment sleeves independently from one another. It is possible that the investment styles used by IICO, Apollo or LaSalle will not always complement each other, which could adversely affect the performance of the Fund. As a result, the Fund's aggregate exposure to a particular industry or group of industries, or to a single issuer, could unintentionally be larger or smaller than intended.

Investment risks associated with investing in real estate securities, in addition to other risks, include rental income fluctuation, depreciation, property tax value changes and differences in real estate market values.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.

Fixed-income securities are subject to interest rate risk and, as such, the NAV of the Fund may fall as interest rates rise.

Investing in below investment grade securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds.

Loans (including loan assignments, loan participations and other loan instruments) carry other risks, including the risk of insolvency of the lending bank or other intermediary. Loans may be unsecured or not fully collateralized may be subject to restrictions on resale and sometimes trade infrequently on the secondary market.

These and other risks are more fully described in the Fund's prospectus

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The portfolio managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged, include reinvested dividends and do not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Apollo Multi-Asset Income Fund.

# PORTFOLIO HIGHLIGHTS

IVY APOLLO MULTI-ASSET INCOME FUND

## Asset Allocation

| | |
|---|---|
| Stocks | 47.3% |
|     Real Estate | 9.3% |
|     Financials | 8.2% |
|     Consumer Staples | 5.9% |
|     Energy | 5.1% |
|     Industrials | 4.2% |
|     Information Technology | 3.8% |
|     Health Care | 3.6% |
|     Utilities | 2.7% |
|     Communication Services | 1.8% |
|     Materials | 1.6% |
|     Consumer Discretionary | 1.1% |
| Warrants | 0.0% |
| Bonds | 42.8% |
|     Corporate Debt Securities | 25.8% |
|     Loans | 14.0% |
|     Asset-Backed Securities | 2.2% |
|     Mortgage-Backed Securities | 0.8% |
|     Other Government Securities | 0.0% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 9.9% |

## Country Weightings

| | |
|---|---|
| North America | 54.6% |
|     United States | 50.9% |
|     Other North America | 3.7% |
| Europe | 23.5% |
|     France | 6.0% |
|     United Kingdom | 4.6% |
|     Other Europe | 12.9% |
| Pacific Basin | 9.5% |
| Bahamas/Caribbean | 2.0% |
| Other | 0.3% |
| South America | 0.2% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 9.9% |

## Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| Taiwan Semiconductor Manufacturing Co. Ltd. | Taiwan | Information Technology | Semiconductors |
| Lockheed Martin Corp. | United States | Industrials | Aerospace & Defense |
| Nestle S.A., Registered Shares | Switzerland | Consumer Staples | Packaged Foods & Meats |
| AstraZeneca plc | United Kingdom | Health Care | Pharmaceuticals |
| Philip Morris International, Inc. | United States | Consumer Staples | Tobacco |
| Verizon Communications, Inc. | United States | Communication Services | Integrated Telecommunication Services |
| Tokio Marine Holdings, Inc. | Japan | Financials | Property & Casualty Insurance |
| Royal Dutch Shell plc, Class A | Netherlands | Energy | Integrated Oil & Gas |
| Samsung Electronics Co. Ltd. | South Korea | Information Technology | Technology Hardware, Storage & Peripherals |
| Procter & Gamble Co. (The) | United States | Consumer Staples | Household Products |

*See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

# COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

## IVY APOLLO MULTI-ASSET INCOME FUND

(UNAUDITED)



| | | Ivy Apollo Multi-Asset Income Fund, Class A Shares[1] | $11,795 |
| | | 50% FTSE All-World High Dividend Yield Index/50% ICE BofAML US High Yield Index | $13,565 |
| | | FTSE All-World High Dividend Yield Index | $13,565 |
| | | ICE BofAML US High Yield Index | $13,490 |

*Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.*

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

| Average Annual Total Return[2] | Class A[3] | Class C | Class I | Class N | Class Y |
|---|---|---|---|---|---|
| 1-year period ended 9-30-19 | -2.75% | 2.46% | 3.77% | 3.69% | 3.33% |
| 5-year period ended 9-30-19 | — | — | — | — | — |
| 10-year period ended 9-30-19 | — | — | — | — | — |
| Since Inception of Class through 9-30-19[4] | 4.21% | 5.01% | 6.14% | 6.24% | 5.84% |

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A Shares carry a maximum front-end sales load of 5.75%. Class C shares carry a maximum contingent deferred sales charge (CDSC) of 1% (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N and Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*10-1-15 for Class A shares, 10-1-15 for Class C shares, 10-1-15 for Class I shares, 10-1-15 for Class N shares and 10-1-15 for Class Y shares (the date on which shares were first acquired by shareholders).*

*Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.*

# SCHEDULE OF INVESTMENTS IVY APOLLO MULTI-ASSET INCOME FUND *(in thousands)*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Communication Services** | | |
| Integrated Telecommunication Services – 1.6% | | |
| Orange S.A. (A) | 133 | $ 2,078 |
| Verizon Communications, Inc. | 90 | 5,427 |
| | | 7,505 |
| Wireless Telecommunication Service – 0.2% | | |
| SBA Communications Corp. | 3 | 712 |
| **Total Communication Services – 1.8%** | | **8,217** |
| **Consumer Discretionary** | | |
| Apparel Retail – 0.0% | | |
| True Religion Apparel, Inc. (B)(C) | 1 | — |
| Casinos & Gaming – 0.4% | | |
| Sands China Ltd. (A) | 371 | 1,677 |
| Education Services – 0.0% | | |
| Laureate Education, Inc., Class A (B) | 11 | 177 |
| Home Improvement Retail – 0.5% | | |
| Home Depot, Inc. (The) | 9 | 2,098 |
| Hotels, Resorts & Cruise Lines – 0.2% | | |
| Studio City International Holdings Ltd. (B) | 35 | 713 |
| **Total Consumer Discretionary – 1.1%** | | **4,665** |
| **Consumer Staples** | | |
| Household Products – 1.0% | | |
| Procter & Gamble Co. (The) | 39 | 4,869 |
| Hypermarkets & Super Centers – 0.7% | | |
| Wal-Mart Stores, Inc. | 28 | 3,271 |
| Packaged Foods & Meats – 2.4% | | |
| Danone S.A. (A) | 39 | 3,418 |
| Mowi ASA (A) | 80 | 1,840 |
| Nestle S.A., Registered Shares (A) | 53 | 5,778 |
| | | 11,036 |
| Personal Products – 0.6% | | |
| Unilever plc (A) | 50 | 2,990 |
| Tobacco – 1.2% | | |
| Philip Morris International, Inc. | 72 | 5,498 |
| **Total Consumer Staples – 5.9%** | | **27,664** |
| **Energy** | | |
| Coal & Consumable Fuels – 0.0% | | |
| Westmoreland Coal Co. (B) | 7 | 91 |
| Integrated Oil & Gas – 4.1% | | |
| Chevron Corp. | 36 | 4,299 |
| PJSC LUKOIL ADR (A)(B) | 28 | 2,304 |
| Royal Dutch Shell plc, Class A (A) | 173 | 5,063 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Integrated Oil & Gas (Continued) | | |
| Suncor Energy, Inc. | 94 | $ 2,963 |
| Total S.A. (A) | 83 | 4,306 |
| | | 18,935 |
| Oil & Gas Exploration & Production – 0.7% | | |
| Bellatrix Exploration Ltd. (A)(B) | 76 | 23 |
| CNOOC Ltd. (A) | 2,147 | 3,286 |
| | | 3,309 |
| **Total Energy – 4.8%** | | **22,335** |
| **Financials** | | |
| Asset Management & Custody Banks – 0.6% | | |
| 3i Group plc (A) | 183 | 2,621 |
| Diversified Banks – 3.3% | | |
| Banco Santander S.A. (A) | 601 | 2,445 |
| Bank of Montreal (A) | 48 | 3,501 |
| BNP Paribas S.A. (A) | 47 | 2,280 |
| BOC Hong Kong (Holdings) Ltd. (A) | 884 | 3,001 |
| DBS Group Holdings Ltd. (A) | 111 | 2,013 |
| ING Groep N.V., Certicaaten Van Aandelen (A) | 192 | 2,003 |
| | | 15,243 |
| Multi-Line Insurance – 0.8% | | |
| Axa S.A. (A) | 141 | 3,600 |
| Other Diversified Financial Services – 1.4% | | |
| Citigroup, Inc. | 64 | 4,420 |
| JPMorgan Chase & Co. | 18 | 2,176 |
| | | 6,596 |
| Property & Casualty Insurance – 1.2% | | |
| Tokio Marine Holdings, Inc. (A) | 99 | 5,311 |
| Regional Banks – 0.5% | | |
| KeyCorp | 122 | 2,169 |
| **Total Financials – 7.8%** | | **35,540** |
| **Health Care** | | |
| Pharmaceuticals – 3.6% | | |
| Advanz Pharma Corp. (A)(B) | 6 | 70 |
| AstraZeneca plc (A) | 62 | 5,575 |
| Pfizer, Inc. | 126 | 4,532 |
| Roche Holdings AG, Genusscheine (A) | 12 | 3,613 |
| Sanofi-Aventis (A) | 31 | 2,833 |
| | | 16,623 |
| **Total Health Care – 3.6%** | | **16,623** |
| **Industrials** | | |
| Aerospace & Defense – 1.8% | | |
| BAE Systems plc (A) | 337 | 2,359 |
| Lockheed Martin Corp. | 15 | 5,939 |
| | | 8,298 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Construction & Engineering – 0.8% | | |
| Vinci (A) | 34 | $ 3,677 |
| Construction Machinery & Heavy Trucks – 0.4% | | |
| Caterpillar, Inc. | 14 | 1,821 |
| Electrical Components & Equipment – 0.5% | | |
| Eaton Corp. | 25 | 2,116 |
| Industrial Conglomerates – 0.7% | | |
| Koninklijke Philips Electronics N.V., Ordinary Shares (A) | 66 | 3,061 |
| **Total Industrials – 4.2%** | | **18,973** |
| **Information Technology** | | |
| Semiconductors – 2.7% | | |
| Intel Corp. | 38 | 1,932 |
| QUALCOMM, Inc. | 49 | 3,739 |
| Taiwan Semiconductor Manufacturing Co. Ltd. (A)(B) | 773 | 6,866 |
| | | 12,537 |
| Technology Hardware, Storage & Peripherals – 1.1% | | |
| Samsung Electronics Co. Ltd. (A) | 123 | 5,056 |
| **Total Information Technology – 3.8%** | | **17,593** |
| **Materials** | | |
| Construction Materials – 0.5% | | |
| CRH plc (A) | 62 | 2,112 |
| Diversified Chemicals – 0.4% | | |
| Eastman Chemical Co. | 24 | 1,767 |
| Diversified Metals & Mining – 0.6% | | |
| Anglo American plc (A) | 126 | 2,889 |
| Forest Products – 0.1% | | |
| Weyerhaeuser Co. | 9 | 252 |
| **Total Materials – 1.6%** | | **7,020** |
| **Real Estate** | | |
| Diversified Real Estate Activities – 1.2% | | |
| CapitaLand Ltd. (A) | 147 | 376 |
| Daibiru Corp. (A) | 39 | 399 |
| Heiwa Real Estate Co. Ltd. (A) | 16 | 350 |
| Henderson Land Development Co. Ltd. (A) | 63 | 295 |
| Mitsubishi Estate Co. Ltd. (A) | 57 | 1,110 |
| Mitsui Fudosan Co. Ltd. (A) | 56 | 1,401 |
| Nomura Real Estate Holdings, Inc. (A) | 11 | 230 |
| Sun Hung Kai Properties Ltd. (A) | 98 | 1,409 |
| | | 5,570 |
| Diversified REITs – 0.7% | | |
| British Land Co. plc (The) (A) | 23 | 164 |
| Cominar Real Estate Investment Trust (A) | 13 | 129 |
| Dexus (A) | 36 | 287 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Diversified REITs (Continued)** | | |
| Gecina (A) | 6 | $ 874 |
| GPT Group (A) | 54 | 226 |
| H&R Real Estate Investment Trust (A) | 6 | 109 |
| Kenedix Office Investment Corp. (A) | —* | 379 |
| Land Securities Group plc (A) | 58 | 607 |
| Lar Espana Real Estate Socimi S.A. (A) | 8 | 67 |
| Merlin Properties Socimi S.A. (A) | 36 | 501 |
| NSI N.V. (A) | 5 | 208 |
| RDI REIT plc (A) | 18 | 24 |
| | | 3,575 |
| **Health Care REITs – 0.6%** | | |
| Healthcare Trust of America, Inc., Class A | 27 | 790 |
| National Health Investors, Inc. | 5 | 453 |
| Welltower, Inc. | 16 | 1,419 |
| | | 2,662 |
| **Hotel & Resort REITs – 0.3%** | | |
| Ichigo Hotel Investment Corp. (A) | —* | 111 |
| Park Hotels & Resorts, Inc. | 13 | 327 |
| Pebblebrook Hotel Trust | 16 | 443 |
| Sunstone Hotel Investors, Inc. | 29 | 400 |
| | | 1,281 |
| **Industrial REITs – 0.6%** | | |
| Duke Realty Corp. | 25 | 866 |
| First Industrial Realty Trust, Inc. | 17 | 660 |
| ITOCHU Advance Logistics Investment Corp. (A) | —* | 171 |
| ProLogis, Inc. | 8 | 649 |
| SEGRO plc (A) | 63 | 624 |
| | | 2,970 |
| **Office REITs – 1.3%** | | |
| Alexandria Real Estate Equities, Inc. | 5 | 775 |
| Boston Properties, Inc. | 7 | 905 |
| Derwent London plc (A) | 7 | 292 |
| Global One Corp. (A) | —* | 309 |
| Great Portland Estates plc (A) | 55 | 506 |
| Hibernia REIT plc (A) | 154 | 247 |
| Highwoods Properties, Inc. | 11 | 476 |
| Japan Excellent, Inc. (A) | —* | 206 |
| Japan Real Estate Investment Corp. (A) | —* | 443 |
| ORIX JREIT, Inc. (A) | —* | 223 |
| Sankei Real Estate, Inc. (A) | —* | 190 |
| SL Green Realty Corp. | 8 | 682 |
| Vornado Realty Trust | 13 | 819 |
| | | 6,073 |
| **Real Estate Development – 0.2%** | | |
| New World Development Co. Ltd. (A) | 531 | 690 |
| **Real Estate Operating Companies – 1.1%** | | |
| Deutsche Wohnen AG (A) | 16 | 572 |
| Entra ASA (A) | 29 | 452 |
| First Capital Realty, Inc. (A) | 9 | 143 |
| Grainger plc (A) | 111 | 337 |
| Keihanshin Building Co. Ltd. (A) | 15 | 181 |
| Shurgard Self Storage Europe S.a.r.l. (A) | 8 | 269 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Real Estate Operating Companies (Continued)** | | |
| Swire Properties Ltd. (A) | 537 | $ 1,685 |
| Vonovia SE (A) | 30 | 1,545 |
| | | 5,184 |
| **Residential REITs – 1.2%** | | |
| American Campus Communities, Inc. | 18 | 848 |
| AvalonBay Communities, Inc. | 9 | 1,894 |
| Boardwalk (A) | 2 | 84 |
| Canadian Apartment Properties REIT (A) | 4 | 152 |
| Equity Residential | 16 | 1,389 |
| Invitation Homes, Inc. | 33 | 969 |
| Irish Residential Properties REIT plc (A) | 83 | 155 |
| Starts Proceed Investment Corp. (A) | —* | 175 |
| | | 5,666 |
| **Retail REITs – 1.2%** | | |
| Agree Realty Corp. | 4 | 320 |
| Federal Realty Investment Trust | —* | 19 |
| Macerich Co. (The) | 10 | 323 |
| National Retail Properties, Inc. | 9 | 486 |
| Realty Income Corp. | 4 | 283 |
| Regency Centers Corp. | 13 | 878 |
| Scentre Group (A) | 102 | 271 |
| Simon Property Group, Inc. | 9 | 1,345 |
| Taubman Centers, Inc. | 11 | 445 |
| Unibail-Rodamco-Westfield (A) | 4 | 545 |
| Weingarten Realty Investors | 14 | 417 |
| | | 5,332 |
| **Specialized REITs – 0.9%** | | |
| Big Yellow Group plc (A) | 17 | 214 |
| Chartwell Retirement Residences (A) | 8 | 86 |
| CoreCivic, Inc. | 16 | 273 |
| Crown Castle International Corp. | 1 | 205 |
| CubeSmart | 25 | 879 |
| Digital Realty Trust, Inc. | 5 | 635 |
| Public Storage, Inc. | 5 | 1,280 |
| VICI Properties, Inc. | 32 | 726 |
| | | 4,298 |
| **Total Real Estate – 9.3%** | | 43,301 |
| **Utilities** | | |
| **Electric Utilities – 2.2%** | | |
| E.ON AG (A) | 204 | 1,981 |
| ENEL S.p.A. (A) | 589 | 4,402 |
| Exelon Corp. | 78 | 3,773 |
| | | 10,156 |
| **Water Utilities – 0.5%** | | |
| Guangdong Investment Ltd. (A) | 1,254 | 2,454 |
| **Total Utilities – 2.7%** | | 12,610 |
| **TOTAL COMMON STOCKS – 46.6%** | | $214,541 |
| (Cost: $191,481) | | |

| INVESTMENT FUNDS | Shares | Value |
|---|---|---|
| **Registered Investment Companies – 0.4%** | | |
| iShares iBoxx $ High Yield Corporate Bond ETF | 21 | $ 1,831 |
| **TOTAL INVESTMENT FUNDS – 0.4%** | | $ 1,831 |
| (Cost: $1,788) | | |

| PREFERRED STOCKS | Shares | Value |
|---|---|---|
| **Consumer Staples** | | |
| **Agricultural Products – 0.0%** | | |
| Pinnacle Agriculture Enterprises LLC (B)(C)(D) | 233 | 9 |
| **Total Consumer Staples – 0.0%** | | 9 |
| **Energy** | | |
| **Oil & Gas Exploration & Production – 0.3%** | | |
| Targa Resources Corp., 9.500% (B)(D) | 1 | 1,368 |
| **Total Energy – 0.3%** | | 1,368 |
| **TOTAL PREFERRED STOCKS – 0.3%** | | $ 1,377 |
| (Cost: $1,520) | | |

| WARRANTS | Shares | Value |
|---|---|---|
| **Oil & Gas Exploration & Production – 0.0%** | | |
| Ultra Resources, Inc., expires 7–14–25 (C)(E) | 3 | —* |
| **TOTAL WARRANTS – 0.0%** | | $ —* |
| (Cost: $1) | | |

| ASSET-BACKED SECURITIES | Principal | |
|---|---|---|
| Adams Mill CLO Ltd., Series 2014-1A, Class D1 (3-Month U.S. LIBOR plus 350 bps), 5.803%, 7-15-26 (F)(G) | $ 600 | 598 |
| Anchorage Credit Funding Ltd., Series 2015-2A, Class D, 7.300%, 1–25–31 (F) | 600 | 600 |
| Antares CLO 2017-1A Ltd. (3-Month U.S. LIBOR plus 775 bps), 10.028%, 7–20–28 (G) | 650 | 628 |
| Crown Point CLO Ltd., Series 2018-5A, Class E (3-Month U.S. LIBOR plus 565 bps), 7.953%, 7–17–28 (F)(G) | 250 | 230 |
| Fortress Credit BSL Ltd., Series 2018-1A, Class ER (3-Month U.S. LIBOR plus 645 bps), 8.709%, 7–23–31 (F)(G) | 750 | 689 |
| Golub Capital Partners CLO Ltd., Series 2013-17A, Class CR (3-Month U.S. LIBOR plus 350 bps), 5.776%, 10–25–30 (F)(G) | 1,000 | 927 |

## ASSET-BACKED SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| Northwoods Capital XI-B Ltd. and Northwoods Capital XI-B LLC, Series 2018-14BA, Class D (3-Month U.S. LIBOR plus 340 bps), 5.576%, 11–13–31 (F)(G) | $1,200 | $ 1,133 |
| Octagon Investment Partners 40 Ltd., Series 2019-1A, Class E (3-Month U.S. LIBOR plus 646 bps), 9.086%, 4–20–31 (F)(G) | 1,000 | 940 |
| OZLM Ltd., Series 2014-9A, Class DRR (3-Month U.S. LIBOR plus 612 bps), 8.398%, 10–20–31 (F)(G) | 500 | 448 |
| Race Point CLO Ltd., Series 2013-8A, Class DR (3-Month U.S. LIBOR plus 380 bps), 5.936%, 2–20–30 (F)(G) | 500 | 494 |
| TIAA Churchill Middle Market CLO I Ltd., Series 2016-1A, Class DR (3-Month U.S. LIBOR plus 390 bps), 6.178%, 10–20–30 (F)(G) | 750 | 727 |
| Trestles CLO Ltd., Series 2017-1A, Class D (3-Month U.S. LIBOR plus 668 bps), 8.956%, 7–25–29 (F)(G) | 750 | 733 |
| Trinitas CLO Ltd., Ser 2019-11A, Class D (3-Month U.S. LIBOR plus 422 bps), 6.500%, 7–15–32 (F)(G) | 1,000 | 995 |
| Trinitas CLO Ltd., Series 2018-8A, Class E (3-Month U.S. LIBOR plus 590 bps), 8.178%, 7–20–31 (F)(G) | 750 | 660 |
| Venture CDO Ltd., Series 17-26A, Class D (3-Month U.S. LIBOR plus 425 bps), 6.528%, 1–20–29 (F)(G) | 400 | 399 |

| | | |
|---|---|---|
| **TOTAL ASSET-BACKED SECURITIES – 2.2%** | | **$10,201** |

(Cost: $10,508)

## CORPORATE DEBT SECURITIES

### Communication Services

#### Alternative Carriers – 0.0%

| | Principal | Value |
|---|---|---|
| Consolidated Communications Finance II Co., 6.500%, 10–1–22 (H) | 142 | 131 |
| MTN (Mauritius) Investments Ltd., 4.755%, 11–11–24 | 200 | 203 |
| | | 334 |

#### Broadcasting – 0.4%

| | Principal | Value |
|---|---|---|
| Clear Channel Outdoor Holdings, Inc., 5.125%, 8–15–27 (F) | 822 | 856 |
| Clear Channel Worldwide Holdings, Inc., 9.250%, 2–15–24 (F) | 609 | 669 |
| Globo Comunicacoes e Participacoes S.A., 4.843%, 6–8–25 | 200 | 208 |

## CORPORATE DEBT SECURITIES (Continued)

### Broadcasting (Continued)

| | Principal | Value |
|---|---|---|
| Nexstar Escrow Corp., 5.625%, 8–1–24 (F) | $ 53 | $ 55 |
| | | 1,788 |

#### Cable & Satellite – 3.4%

| | Principal | Value |
|---|---|---|
| Altice Financing S.A.: | | |
| 6.625%, 2–15–23 (F) | 287 | 295 |
| 7.500%, 5–15–26 (F) | 1,600 | 1,700 |
| Altice France S.A.: | | |
| 7.375%, 5–1–26 (F) | 1,122 | 1,204 |
| 8.125%, 2–1–27 (F) | 1,200 | 1,325 |
| 3.375%, 1–15–28 (F)(I) | EUR 100 | 111 |
| Altice Luxembourg S.A., 10.500%, 5–15–27 (F) | $ 1,706 | 1,923 |
| Altice S.A.: | | |
| 7.750%, 5–15–22 (F) | 500 | 510 |
| 7.625%, 2–15–25 (F) | 1,006 | 1,049 |
| Altice U.S. Finance I Corp.: | | |
| 5.375%, 7–15–23 (F) | 446 | 458 |
| 5.500%, 5–15–26 (F) | 600 | 631 |
| CCO Holdings LLC and CCO Holdings Capital Corp., 5.000%, 2–1–28 (F) | 726 | 750 |
| CSC Holdings LLC: | | |
| 5.375%, 2–1–28 (F) | 880 | 927 |
| 5.750%, 1–15–30 (F) | 202 | 211 |
| DISH DBS Corp.: | | |
| 5.875%, 7–15–22 | 1,000 | 1,040 |
| 5.875%, 11–15–24 | 335 | 332 |
| 7.750%, 7–1–26 | 498 | 508 |
| Intelsat Jackson Holdings S.A., 9.500%, 9–30–22 (F) | 926 | 1,074 |
| Millicom International Cellular S.A., 6.250%, 3–25–29 (F) | 200 | 218 |
| Neptune Finco Corp., 6.625%, 10–15–25 (F) | 225 | 241 |
| Quebecor Media, Inc., 5.750%, 1–15–23 | 228 | 248 |
| VTR Finance B.V., 6.875%, 1–15–24 (F) | 1,066 | 1,097 |
| | | 15,852 |

#### Integrated Telecommunication Services – 1.8%

| | Principal | Value |
|---|---|---|
| Frontier Communications Corp.: | | |
| 7.125%, 1–15–23 | 76 | 33 |
| 7.625%, 4–15–24 | 96 | 42 |
| 6.875%, 1–15–25 | 942 | 417 |
| 11.000%, 9–15–25 (H) | 1,452 | 656 |
| 8.500%, 4–1–26 (F) | 1,762 | 1,762 |
| 8.000%, 4–1–27 (F) | 2,101 | 2,216 |
| 9.000%, 8–15–31 | 68 | 30 |
| GCI, Inc., 6.875%, 4–15–25 | 840 | 884 |
| West Corp., 8.500%, 10–15–25 (F) | 2,588 | 2,080 |
| | | 8,120 |

#### Publishing – 0.1%

| | Principal | Value |
|---|---|---|
| MDC Partners, Inc., 6.500%, 5–1–24 (F) | 688 | 627 |

## CORPORATE DEBT SECURITIES (Continued)

### Wireless Telecommunication Service – 0.4%

| | Principal | Value |
|---|---|---|
| Digicel Group Ltd.: | | |
| 6.000%, 4–15–21 (F) | $ 403 | $ 284 |
| 8.250%, 9–30–22 (F) | 195 | 40 |
| 8.250%, 12–30–22 (F) | 535 | 316 |
| Digicel Group Ltd. (7.125% Cash or 2.000% PIK), 9.125%, 4–1–24 (F)(J) | 505 | 48 |
| Digicel International Finance Ltd., 8.750%, 5–25–24 (F)(H) | 1,276 | 1,212 |
| Digicel Ltd., 6.750%, 3–1–23 (F) | 400 | 191 |
| | | 2,091 |

| | | |
|---|---|---|
| **Total Communication Services – 6.1%** | | **28,812** |

### Consumer Discretionary

#### Auto Parts & Equipment – 0.0%

| | Principal | Value |
|---|---|---|
| Panther BF Aggregator 2 L.P., 6.250%, 5–15–26 (F) | 103 | 108 |

#### Automobile Manufacturers – 0.1%

| | Principal | Value |
|---|---|---|
| Tesla, Inc. (GTD by SolarCity Corp.), 5.300%, 8–15–25 (F)(H) | 267 | 240 |

#### Automotive Retail – 0.4%

| | Principal | Value |
|---|---|---|
| Allison Transmission, Inc., 5.000%, 10–1–24 (F) | 136 | 139 |
| Carvana Co., 8.875%, 10–1–23 (F) | 823 | 847 |
| Sonic Automotive, Inc.: | | |
| 5.000%, 5–15–23 | 623 | 631 |
| 6.125%, 3–15–27 | 185 | 188 |
| Turkiye Sise ve Cam Fabrikalari A.S., 6.950%, 3–14–26 (F) | 200 | 206 |
| | | 2,011 |

#### Casinos & Gaming – 0.6%

| | Principal | Value |
|---|---|---|
| Everi Payments, Inc., 7.500%, 12–15–25 (F) | 731 | 770 |
| Gateway Casinos & Entertainment Ltd., 8.250%, 3–1–24 (F) | 426 | 442 |
| Golden Nugget, Inc., 6.750%, 10–15–24 (F) | 914 | 937 |
| Wynn Macau Ltd.: | | |
| 4.875%, 10–1–24 (F) | 200 | 200 |
| 5.500%, 10–1–27 (F) | 409 | 414 |
| | | 2,763 |

#### Education Services – 0.5%

| | Principal | Value |
|---|---|---|
| Laureate Education, Inc., 8.250%, 5–1–25 (F) | 1,931 | 2,100 |

#### Homebuilding – 0.2%

| | Principal | Value |
|---|---|---|
| K Hovnanian Enterprises, Inc., 10.000%, 7–15–22 (F) | 977 | 811 |
| Lennar Corp., 4.125%, 1–15–22 | 214 | 219 |
| | | 1,030 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Hotels, Resorts & Cruise Lines – 0.1%** | | |
| Boyne USA, Inc., | | |
| 7.250%, 5–1–25 (F) .......... $ | 426 | $ 464 |
| VOC Escrow Ltd., | | |
| 5.000%, 2–15–28 (F) ......... | 81 | 84 |
| | | 548 |
| **Leisure Facilities – 0.1%** | | |
| Cedar Fair L.P., Magnum Management Corp., Canada's Wonderland Co. and Millennium Operations LLC, | | |
| 5.375%, 4–15–27 ............ | 356 | 381 |
| **Restaurants – 0.1%** | | |
| Tasty Bondco 1 S.A., | | |
| 6.250%, 5–15–26 (F)(I) ........ EUR | 162 | 185 |
| **Specialized Consumer Services – 0.2%** | | |
| Klesia Prevoyance, | | |
| 5.375%, 12–8–26 (I) .......... | 200 | 230 |
| Nielsen Co. (Luxembourg) S.a.r.l. (The), | | |
| 5.500%, 10–1–21 (F) .......... $ | 400 | 402 |
| Nielsen Finance LLC and Nielsen Finance Co., | | |
| 5.000%, 4–15–22 (F) ......... | 148 | 148 |
| Service Corp. International, | | |
| 5.125%, 6–1–29 ............. | 341 | 364 |
| | | 1,144 |
| **Specialty Stores – 1.1%** | | |
| Cumberland Farms, Inc., | | |
| 6.750%, 5–1–25 (F) .......... | 328 | 351 |
| Party City Holdings, Inc., | | |
| 6.625%, 8–1–26 (F)(H) ....... | 320 | 317 |
| Staples, Inc.: | | |
| 7.500%, 4–15–26 (F) ........ | 2,584 | 2,662 |
| 10.750%, 4–15–27 (F)(H) ...... | 1,550 | 1,593 |
| | | 4,923 |
| **Total Consumer Discretionary – 3.4%** | | 15,433 |
| **Consumer Staples** | | |
| **Agricultural Products – 0.1%** | | |
| NBM U.S. Holdings, Inc., | | |
| 7.000%, 5–14–26 (F) ......... | 200 | 210 |
| **Food Distributors – 0.3%** | | |
| MARB BondCo plc (GTD by Marfrig Global Foods S.A., Marfrig Overseas Ltd. and Marfrig Holdings (Europe) B.V.), | | |
| 6.875%, 1–19–25 ............ | 200 | 209 |
| Performance Food Group, Inc.: | | |
| 5.500%, 6–1–24 (F) .......... | 472 | 482 |
| 5.500%, 10–15–27 (F) ........ | 73 | 77 |
| U.S. Foods, Inc., | | |
| 5.875%, 6–15–24 (F) ......... | 529 | 545 |
| | | 1,313 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Household Products – 0.1%** | | |
| First Quality Finance Co., Inc., | | |
| 5.000%, 7–1–25 (F) ........... $ | 302 | $ 312 |
| **Packaged Foods & Meats – 1.7%** | | |
| JBS Investments II GmbH (GTD by JBS S.A.), | | |
| 7.000%, 1–15–26 (H) ........... | 400 | 432 |
| JBS USA LLC and JBS USA Finance, Inc.: | | |
| 5.875%, 7–15–24 (F) ........... | 782 | 806 |
| 5.750%, 6–15–25 (F) ........... | 790 | 823 |
| JBS USA Lux S.A. and JBS USA Finance, Inc., | | |
| 6.750%, 2–15–28 (F) ........... | 964 | 1,068 |
| JBS USA, JBS USA Food Co. and JBS USA Finance, Inc. (GTD by JBS S.A.): | | |
| 6.500%, 4–15–29 (F) .......... | 250 | 278 |
| 5.500%, 1–15–30 (F) ........... | 307 | 325 |
| Pilgrim's Pride Corp.: | | |
| 5.750%, 3–15–25 (F) ........... | 153 | 158 |
| 5.875%, 9–30–27 (F) ........... | 550 | 591 |
| Post Holdings, Inc.: | | |
| 5.500%, 3–1–25 (F) ........... | 143 | 150 |
| 5.000%, 8–15–26 (F) .......... | 220 | 228 |
| 5.750%, 3–1–27 (F) ........... | 973 | 1,031 |
| Simmons Foods, Inc.: | | |
| 7.750%, 1–15–24 (F) .......... | 274 | 297 |
| 5.750%, 11–1–24 (F) .......... | 1,826 | 1,780 |
| | | 7,967 |
| **Total Consumer Staples – 2.2%** | | 9,802 |
| **Energy** | | |
| **Coal & Consumable Fuels – 0.1%** | | |
| Minejesa Capital B.V., | | |
| 4.625%, 8–10–30 ............. | 200 | 206 |
| **Integrated Oil & Gas – 0.1%** | | |
| Petrobras Global Finance B.V. (GTD by Petroleo Brasileiro S.A.), | | |
| 5.999%, 1–27–28 ............. | 400 | 445 |
| Petroleos Mexicanos, | | |
| 6.490%, 1–23–27 (F)(H) ........ | 115 | 120 |
| | | 565 |
| **Oil & Gas Drilling – 0.2%** | | |
| KCA Deutag UK Finance plc, | | |
| 7.250%, 5–15–21 (F)(H) ......... | 1,000 | 627 |
| Offshore Drilling Holding S.A., | | |
| 8.375%, 9–20–20 (F)(K) ........ | 1,400 | 431 |
| Valaris plc, | | |
| 7.750%, 2–1–26 (H) ............ | 443 | 237 |
| | | 1,295 |
| **Oil & Gas Equipment & Services – 0.1%** | | |
| Nine Energy Service, Inc., | | |
| 8.750%, 11–1–23 (F) .......... | 311 | 252 |
| SESI LLC, | | |
| 7.125%, 12–15–21 ............. | 155 | 106 |
| | | 358 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Oil & Gas Exploration & Production – 1.4%** | | |
| Bellatrix Exploration Ltd., | | |
| 8.500%, 9–11–23 ............. $ | 177 | $ 180 |
| Bellatrix Exploration Ltd. (3.000% Cash or 9.500% PIK), | | |
| 9.500%, 12–15–23 (J) ......... | 193 | 196 |
| Brazos Valley Longhorn LLC and Brazos Valley Longhorn Finance Corp., | | |
| 6.875%, 2–1–25 ............. | 103 | 89 |
| Chesapeake Energy Corp.: | | |
| 7.000%, 10–1–24 ............. | 742 | 532 |
| 8.000%, 1–15–25 (H) .......... | 67 | 49 |
| Crownrock L.P., | | |
| 5.625%, 10–15–25 (F) ......... | 1,255 | 1,263 |
| Endeavor Energy Resources L.P.: | | |
| 5.500%, 1–30–26 (F) .......... | 438 | 455 |
| 5.750%, 1–30–28 (F) .......... | 319 | 339 |
| Extraction Oil & Gas, Inc., | | |
| 5.625%, 2–1–26 (F) ........... | 642 | 393 |
| Gazprom OAO Via Gaz Capital S.A., | | |
| 7.288%, 8–16–37 ............. | 200 | 265 |
| Laredo Petroleum, Inc., | | |
| 6.250%, 3–15–23 (H) .......... | 142 | 125 |
| Moss Creek Resources Holdings, Inc., | | |
| 7.500%, 1–15–26 (F) .......... | 1,005 | 740 |
| PT Pertamina (Persero), | | |
| 5.625%, 5–20–43 ............. | 400 | 465 |
| Sanchez Energy Corp., | | |
| 7.250%, 2–15–23 (F)(H)(L) ...... | 111 | 80 |
| Seven Generations Energy Ltd.: | | |
| 6.750%, 5–1–23 (F) ........... | 971 | 980 |
| 5.375%, 9–30–25 (F) .......... | 419 | 415 |
| Ultra Resources, Inc. (9.000% Cash or 2.000% PIK), | | |
| 11.000%, 7–12–24 (J) .......... | 174 | 24 |
| | | 6,590 |
| **Oil & Gas Refining & Marketing – 0.6%** | | |
| Callon Petroleum Co. (GTD by Callon Petroleum Operating Co.): | | |
| 6.125%, 10–1–24 ............. | 163 | 160 |
| 6.375%, 7–1–26 ............. | 218 | 213 |
| Comstock Escrow Corp., | | |
| 9.750%, 8–15–26 ............. | 1,809 | 1,511 |
| EG Global Finance plc, | | |
| 4.375%, 2–7–25 (F)(I) .......... EUR | 169 | 179 |
| EP Energy LLC and Everest Acquisition Finance, Inc.: | | |
| 9.375%, 5–1–24 (F) ........... $ | 207 | 6 |
| 8.000%, 2–15–25 (F)(L) ........ | 221 | 5 |
| 7.750%, 5–15–26 (F) .......... | 323 | 242 |
| QEP Resources, Inc., | | |
| 5.625%, 3–1–26 ............. | 269 | 231 |
| Turkiye Petrol Rafinerileri A.S., | | |
| 4.500%, 10–18–24 ............ | 200 | 190 |
| | | 2,737 |
| **Total Energy – 2.5%** | | 11,751 |

## Column 1

**CORPORATE DEBT SECURITIES** (Continued)

| | Principal | Value |
|---|---|---|
| **Financials** | | |
| **Consumer Finance – 0.3%** | | |
| CURO Group Holdings Corp., 8.250%, 9–1–25 (F) . . . . . . . . . . | $ 491 | $ 428 |
| Quicken Loans, Inc., 5.750%, 5–1–25 (F) . . . . . . . . . . | 900 | 928 |
| | | 1,356 |
| **Diversified Banks – 0.1%** | | |
| BBVA Bancomer S.A., 5.350%, 11–12–29 . . . . . . . . . . . | 200 | 198 |
| **Financial Exchanges & Data – 0.3%** | | |
| MSCI, Inc., 5.250%, 11–15–24 (F) . . . . . . . . . . | 60 | 62 |
| Refinitiv U.S. Holdings, Inc.: | | |
| 6.250%, 5–15–26 (F) . . . . . . . . . . | 423 | 454 |
| 8.250%, 11–15–26 (F) . . . . . . . . . . | 972 | 1,073 |
| | | 1,589 |
| **Insurance Brokers – 0.4%** | | |
| NFP Corp., 6.875%, 7–15–25 (F) . . . . . . . . . . | 1,997 | 1,982 |
| Vienna Insurance Group AG, 5.500%, 10–9–43 (I) . . . . . . . . . . EUR | 100 | 129 |
| | | 2,111 |
| **Life & Health Insurance – 0.4%** | | |
| Aegon N.V., 4.000%, 4–25–44 (I) . . . . . . . . . . | 200 | 240 |
| MetLife, Inc.: | | |
| 9.250%, 4–8–38 (F) . . . . . . . . . . $ | 445 | 646 |
| 10.750%, 8–1–39 . . . . . . . . . . . . | 452 | 728 |
| | | 1,614 |
| **Multi-line Insurance – 0.0%** | | |
| La Mondiale SAM, 6.750%, 4–25–44 (I) . . . . . . . . . . EUR | 100 | 132 |
| **Multi-Line Insurance – 0.1%** | | |
| ASR Nederland N.V., 5.125%, 9–29–45 (I) . . . . . . . . . . | 100 | 130 |
| Humanis Prevoyance, 5.750%, 10–22–25 (I) . . . . . . . . . | 300 | 351 |
| | | 481 |
| **Other Diversified Financial Services – 0.3%** | | |
| New Cotai LLC and New Cotai Capital Corp. (10.625% Cash or 10.625% PIK), 10.625%, 5–1–19 (F)(J)(L) . . . . . . . $ | 2,703 | 1,433 |
| **Property & Casualty Insurance – 0.5%** | | |
| Amwins Group, Inc., 7.750%, 7–1–26 (F) . . . . . . . . . . | 525 | 564 |
| GTCR AP Finance, Inc., 8.000%, 5–15–27 (F) . . . . . . . . . . | 1,036 | 1,065 |
| Hub International Ltd., 7.000%, 5–1–26 (F) . . . . . . . . . . | 821 | 845 |
| Mapfre S.A., 4.375%, 3–31–47 (I) . . . . . . . . . . EUR | 100 | 125 |
| | | 2,599 |

## Column 2

**CORPORATE DEBT SECURITIES** (Continued)

| | Principal | Value |
|---|---|---|
| **Specialized Finance – 0.7%** | | |
| ALROSA Finance S.A., 4.650%, 4–9–24 (F) . . . . . . . . . . | $ 200 | $ 209 |
| BCPE Cycle Merger Sub II, Inc., 10.625%, 7–15–27 (F) . . . . . . . . . | 809 | 781 |
| Compass Group Diversified Holdings LLC, 8.000%, 5–1–26 (F) . . . . . . . . . . | 434 | 459 |
| Cosan Luxembourg S.A., 7.000%, 1–20–27 (F)(H) . . . . . . . . | 200 | 218 |
| DAE Funding LLC: | | |
| 5.750%, 11–15–23 (F) . . . . . . . . . . | 505 | 531 |
| 5.000%, 8–1–24 (F) . . . . . . . . . . | 199 | 207 |
| Rede D'Or Finance S.a.r.l., 4.950%, 1–17–28 . . . . . . . . . . . . . | 200 | 201 |
| Tervita Escrow Corp., 7.625%, 12–1–21 (F) . . . . . . . . . . | 215 | 219 |
| TMX Finance LLC and TitleMax Finance Corp., 11.125%, 4–1–23 (F) . . . . . . . . . . | 624 | 577 |
| Trust F/1401, 6.390%, 1–15–50 (F) . . . . . . . . . . | 200 | 213 |
| | | 3,615 |
| **Thrifts & Mortgage Finance – 0.1%** | | |
| Provident Funding Associates L.P. and PFG Finance Corp., 6.375%, 6–15–25 (F) . . . . . . . . . . | 510 | 496 |
| **Total Financials – 3.2%** | | 15,624 |
| **Health Care** | | |
| **Health Care Equipment – 0.0%** | | |
| Hologic, Inc., 4.625%, 2–1–28 (F) . . . . . . . . . . | 132 | 136 |
| **Health Care Facilities – 0.6%** | | |
| Regional Care Hospital Partners Holdings, Inc. and Legend Merger Sub, Inc., 9.750%, 12–1–26 (F) . . . . . . . . . . | 1,751 | 1,874 |
| Surgery Center Holdings, Inc., 10.000%, 4–15–27 (F) . . . . . . . . | 924 | 938 |
| | | 2,812 |
| **Health Care Services – 0.3%** | | |
| Envision Healthcare Corp., 8.750%, 10–15–26 (F) . . . . . . . . | 498 | 304 |
| Heartland Dental LLC, 8.500%, 5–1–26 (F) . . . . . . . . . . | 789 | 766 |
| | | 1,070 |
| **Health Care Technology – 0.4%** | | |
| Verscend Holding Corp., 9.750%, 8–15–26 (F) . . . . . . . . . . | 1,581 | 1,683 |
| **Life Sciences Tools & Services – 0.3%** | | |
| Avantor, Inc., 9.000%, 10–1–25 (F) . . . . . . . . . . | 1,151 | 1,294 |

## Column 3

**CORPORATE DEBT SECURITIES** (Continued)

| | Principal | Value |
|---|---|---|
| **Pharmaceuticals – 0.6%** | | |
| Advanz Pharma Corp., 8.000%, 9–6–24 . . . . . . . . . . . $ | 72 | $ 70 |
| Bausch Health Cos., Inc.: | | |
| 6.125%, 4–15–25 (F) . . . . . . . . . . | 291 | 302 |
| 9.000%, 12–15–25 (F) . . . . . . . . . | 153 | 172 |
| Eagle Holding Co. II LLC (7.750% Cash or 7.750% PIK), 7.750%, 5–15–22 (F)(J) . . . . . . . | 907 | 914 |
| Par Pharmaceutical, Inc., 7.500%, 4–1–27 (F) . . . . . . . . . . | 557 | 507 |
| Valeant Pharmaceuticals International, Inc.: | | |
| 9.250%, 4–1–26 (F) . . . . . . . . . . | 441 | 501 |
| 8.500%, 1–31–27 (F) . . . . . . . . . . | 527 | 592 |
| | | 3,058 |
| **Total Health Care – 2.2%** | | 10,053 |
| **Industrials** | | |
| **Aerospace & Defense – 0.7%** | | |
| TransDigm UK Holdings plc, 6.875%, 5–15–26 . . . . . . . . . . | 366 | 393 |
| TransDigm, Inc. (GTD by TransDigm Group, Inc.): | | |
| 6.500%, 7–15–24 . . . . . . . . . . . . | 1,047 | 1,080 |
| 6.500%, 5–15–25 . . . . . . . . . . . . | 200 | 207 |
| 6.250%, 3–15–26 (F) . . . . . . . . . | 823 | 884 |
| 6.375%, 6–15–26 . . . . . . . . . . . . | 202 | 212 |
| 7.500%, 3–15–27 . . . . . . . . . . . . | 408 | 444 |
| | | 3,220 |
| **Air Freight & Logistics – 0.2%** | | |
| XPO Logistics, Inc., 6.750%, 8–15–24 (F) . . . . . . . . . . | 752 | 814 |
| **Airlines – 0.0%** | | |
| Swissport Financing S.a.r.l., 5.250%, 8–15–24 (F)(I) . . . . . . . . EUR | 150 | 169 |
| **Building Products – 0.0%** | | |
| JELD-WEN, Inc., 4.875%, 12–15–27 (F) . . . . . . . . $ | 113 | 112 |
| Standard Industries, Inc., 4.750%, 1–15–28 (F) . . . . . . . . . . | 62 | 64 |
| | | 176 |
| **Diversified Support Services – 0.1%** | | |
| Ahern Rentals, Inc., 7.375%, 5–15–23 (F) . . . . . . . . . . | 665 | 566 |
| United Rentals (North America), Inc. (GTD by United Rentals, Inc.), 5.875%, 9-15–26 . . . . . . . . . . . | 133 | 142 |
| | | 708 |
| **Environmental & Facilities Services – 0.3%** | | |
| GFL Environmental, Inc.: | | |
| 5.625%, 5–1–22 (F) . . . . . . . . . . | 142 | 145 |
| 5.375%, 3–1–23 (F) . . . . . . . . . . . | 450 | 455 |
| 7.000%, 6–1–26 (F) . . . . . . . . . . | 646 | 680 |
| 8.500%, 5–1–27 (F) . . . . . . . . . . | 144 | 160 |

SEPTEMBER 30, 2019

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Environmental & Facilities Services** (Continued) | | |
| Waste Pro USA, Inc., | | |
| 5.500%, 2–15–26 (F) . . . . . . . . . . | $ 86 | $ 89 |
| | | 1,529 |
| **Industrial Conglomerates – 0.1%** | | |
| Koc Holding A.S., | | |
| 5.250%, 3–15–23 . . . . . . . . . . . . . | 200 | 201 |
| **Industrial Machinery – 0.0%** | | |
| Apex Tool Group LLC and BC | | |
| Mountain Finance, Inc., | | |
| 9.000%, 2–15–23 (F) . . . . . . . . . . | 113 | 101 |
| **Marine Ports & Services – 0.2%** | | |
| Adani Ports and Special Economic | | |
| Zone Ltd., | | |
| 4.375%, 7–3–29 (F) . . . . . . . . . . . | 200 | 209 |
| DP World Ltd., | | |
| 6.850%, 7–2–37 . . . . . . . . . . . . . . | 200 | 264 |
| DP World plc, | | |
| 6.850%, 7–2–37(F) . . . . . . . . . . . . | 200 | 263 |
| | | 736 |
| **Railroads – 0.0%** | | |
| Lima Metro Line 2 Finance Ltd., | | |
| 4.350%, 4–5–36 (F) . . . . . . . . . . . | 200 | 213 |
| **Security & Alarm Services – 0.3%** | | |
| Prime Security Services Borrower LLC | | |
| and Prime Finance, Inc., | | |
| 9.250%, 5–15–23 (F) . . . . . . . . . . | 1,147 | 1,206 |
| **Total Industrials – 1.9%** | | 9,073 |
| **Information Technology** | | |
| **Application Software – 0.7%** | | |
| Kronos Acquisition Holdings, Inc., | | |
| 9.000%, 8–15–23 (F) . . . . . . . . . . | 1,663 | 1,468 |
| Open Text Corp., | | |
| 5.625%, 1–15–23 (F) . . . . . . . . . . | 472 | 483 |
| Orbcomm, Inc., | | |
| 8.000%, 4–1–24 (F) . . . . . . . . . . . | 1,015 | 1,045 |
| Riverbed Technology, Inc. and Project | | |
| Homestake Merger Corp., | | |
| 8.875%, 3–1–23 (F)(H) . . . . . . . . . | 1,292 | 698 |
| | | 3,694 |
| **Data Processing & Outsourced Services – 0.2%** | | |
| Italics Merger Sub, Inc., | | |
| 7.125%, 7–15–23 (F) . . . . . . . . . . | 1,043 | 1,061 |
| j2 Cloud Services LLC and j2 Global, | | |
| Inc., | | |
| 6.000%, 7–15–25 (F) . . . . . . . . . . | 206 | 217 |
| | | 1,278 |
| **Electronic Equipment & Instruments – 0.1%** | | |
| Itron, Inc., | | |
| 5.000%, 1–15–26 (F) . . . . . . . . . . | 52 | 54 |
| NCR Corp.: | | |
| 5.750%, 9–1–27 (F) . . . . . . . . . . . | 144 | 149 |
| 6.125%, 9–1–29 (F) . . . . . . . . . . . | 144 | 152 |
| | | 355 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **IT Consulting & Other Services – 0.5%** | | |
| Cardtronics, Inc. and Cardtronics USA, | | |
| Inc., | | |
| 5.500%, 5–1–25 (F) . . . . . . . . . . . | $ 121 | $ 123 |
| NCR Escrow Corp.: | | |
| 5.875%, 12–15–21 . . . . . . . . . . . . | 815 | 821 |
| 6.375%, 12–15–23 . . . . . . . . . . . . | 739 | 759 |
| Pioneer Holding Corp., | | |
| 9.000%, 11–1–22 (F) . . . . . . . . . . | 641 | 673 |
| | | 2,376 |
| **Total Information Technology – 1.5%** | | 7,703 |
| **Materials** | | |
| **Aluminum – 0.6%** | | |
| Constellium N.V.: | | |
| 5.750%, 5–15–24 (F) . . . . . . . . . . | 1,000 | 1,027 |
| 6.625%, 3–1–25 (F) . . . . . . . . . . . | 816 | 851 |
| 5.875%, 2–15–26 (F) . . . . . . . . . . | 391 | 408 |
| Novelis Corp. (GTD by Novelis, Inc.): | | |
| 6.250%, 8–15–24 (F) . . . . . . . . . . | 335 | 350 |
| 5.875%, 9–30–26 (F) . . . . . . . . . . | 118 | 124 |
| | | 2,760 |
| **Commodity Chemicals – 0.2%** | | |
| NOVA Chemicals Corp.: | | |
| 4.875%, 6–1–24 (F) . . . . . . . . . . . | 508 | 523 |
| 5.250%, 6–1–27 (F) . . . . . . . . . . . | 203 | 211 |
| | | 734 |
| **Construction Materials – 0.3%** | | |
| CEMEX S.A.B. de C.V., | | |
| 5.700%, 1–11–25 . . . . . . . . . . . . . | 400 | 411 |
| Hillman Group, Inc. (The), | | |
| 6.375%, 7–15–22(F) . . . . . . . . . . . | 886 | 831 |
| | | 1,242 |
| **Diversified Chemicals – 0.0%** | | |
| Sasol Financing USA LLC (GTD by | | |
| Sasol Ltd.), | | |
| 6.500%, 9–27–28 . . . . . . . . . . . . . | 200 | 221 |
| **Diversified Metals & Mining – 0.1%** | | |
| Nexa Resources S.A., | | |
| 5.375%, 5–4–27 . . . . . . . . . . . . . . | 200 | 212 |
| **Fertilizers & Agricultural Chemicals – 0.0%** | | |
| Pinnacle Operating Corp., | | |
| 9.000%, 5–15–23 (F) . . . . . . . . . . | 336 | 118 |
| **Gold – 0.1%** | | |
| Gold Fields Orogen Holding Ltd., | | |
| 6.125%, 5–15–29 (F) . . . . . . . . . . | 200 | 223 |
| **Metal & Glass Containers – 0.3%** | | |
| ARD Finance S.A. (7.125% Cash or | | |
| 7.875% PIK), | | |
| 7.125%, 9–15–23 (J) . . . . . . . . . . . | 200 | 206 |
| ARD Securities Finance S.a.r.l. | | |
| (8.750% Cash or 8.750% PIK), | | |
| 8.750%, 1–31–23 (F)(H)(J) . . . . . . . | 456 | 472 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Metal & Glass Containers** (Continued) | | |
| Greif, Inc., | | |
| 6.500%, 3–1–27 (F) . . . . . . . . . . . . | $ 562 | $ 596 |
| HudBay Minerals, Inc.: | | |
| 7.250%, 1–15–23 (F) . . . . . . . . . . | 65 | 67 |
| 7.625%, 1–15–25 (F) . . . . . . . . . . | 98 | 99 |
| | | 1,440 |
| **Paper Packaging – 0.0%** | | |
| Reynolds Group Issuer, Inc., Reynolds | | |
| Group Issuer LLC and Reynolds | | |
| Group Issuer (Luxembourg) S.A., | | |
| 5.125%, 7–15–23 (F) . . . . . . . . . . | 60 | 61 |
| **Paper Products – 0.3%** | | |
| American Greetings Corp., | | |
| 8.750%, 4–15–25 (F) . . . . . . . . . . | 970 | 883 |
| Suzano Austria GmbH, | | |
| 6.000%, 1–15–29 . . . . . . . . . . . . . | 400 | 435 |
| | | 1,318 |
| **Precious Metals & Minerals – 0.0%** | | |
| Industrias Penoles S.A.B. de C.V., | | |
| 5.650%, 9–12–49 (F) . . . . . . . . . . | 200 | 207 |
| **Specialty Chemicals – 0.1%** | | |
| Kraton Polymers LLC and Kraton | | |
| Polymers Capital Corp., | | |
| 7.000%, 4–15–25 (F)(H) . . . . . . . . | 200 | 208 |
| Monitchem Holdco 3 S.A., | | |
| 5.250%, 3–15–25 (F)(I) . . . . . . . . | EUR 100 | 109 |
| TPC Group, Inc., | | |
| 10.500%, 8–1–24 (F) . . . . . . . . . . | $ 41 | 43 |
| Valvoline Finco Two LLC, | | |
| 5.500%, 7–15–24 . . . . . . . . . . . . . | 350 | 364 |
| | | 724 |
| **Steel – 0.0%** | | |
| Chelyabinsk Pipe Plant PJSC, | | |
| 4.500%, 9–19–24 (F) . . . . . . . . . . | 200 | 200 |
| **Total Materials – 2.0%** | | 9,460 |
| **Real Estate** | | |
| **Diversified Real Estate Activities – 0.1%** | | |
| Shimao Property Holdings Ltd., | | |
| 6.375%, 10–15–21 . . . . . . . . . . . . | 400 | 419 |
| **Diversified REITs – 0.1%** | | |
| Fibra Uno Administracion S.A. de | | |
| C.V., | | |
| 5.250%, 1–30–26 . . . . . . . . . . . . . | 200 | 213 |
| **Industrial REITs – 0.1%** | | |
| Avolon Holdings Funding Ltd., | | |
| 5.250%, 5–15–24 (F) . . . . . . . . . . | 249 | 267 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Real Estate Development – 0.1%** | | |
| Country Garden Holdings Co. Ltd., 7.125%, 1–27–22 . . . . . . . . . . . . | $ 400 | $ 423 |
| | | |
| **Total Real Estate – 0.4%** | | 1,322 |
| **Utilities** | | |
| **Electric Utilities – 0.1%** | | |
| Israel Electric Corp. Ltd., 5.000%, 11–12–24 . . . . . . . . . . | 200 | 220 |
| | | |
| **Independent Power Producers & Energy Traders – 0.1%** | | |
| Pattern Energy Group, Inc., Convertible, 4.000%, 7–15–20 . . . . . . . . . . | 452 | 475 |
| | | |
| **Renewable Electricity – 0.2%** | | |
| Clearway Energy Operating LLC, 5.750%, 10–15–25 (F) . . . . . . . . | 369 | 388 |
| NRG Yield Operating LLC, 5.000%, 9–15–26 . . . . . . . . . . | 366 | 374 |
| | | 762 |
| | | |
| **Total Utilities – 0.4%** | | 1,457 |
| | | |
| **TOTAL CORPORATE DEBT SECURITIES – 25.8%** | | $120,490 |

(Cost: $123,626)

## MORTGAGE-BACKED SECURITIES

| | Principal | Value |
|---|---|---|
| **Other Mortgage-Backed Securities – 0.8%** | | |
| ALM Loan Funding VII R-2 Ltd., Series 2013-7R2A, Class DR2 (3-Month U.S. LIBOR plus 600 bps), 8.303%, 10–15–27 (F)(G) . . . . . . | 700 | 662 |
| ALM Loan Funding XIX LLC, Series 2015-16A, Class D (3-Month U.S. LIBOR plus 510 bps), 7.403%, 7–15–27 (F)(G) . . . . . . . | 250 | 237 |
| Ashford Hospitality Trust, Series 2018-ASHF, Class F (1-Month U.S. LIBOR plus 410 bps), 6.128%, 4–15–35 (F)(G) . . . . . . . | 600 | 604 |
| Highbridge Loan Management Ltd., Series 2014-4A, Class DR (3-Month U.S. LIBOR plus 555 bps), 7.806%, 1–28–30 (F)(G) . . . . . . . | 250 | 227 |
| PNMAC GMSR Issuer Trust, Series 2018-GT1 (1-Month U.S. LIBOR plus 285 bps), 4.868%, 2–25–23 (F)(G) . . . . . . | 2,100 | 2,101 |
| | | 3,831 |
| | | |
| **TOTAL MORTGAGE-BACKED SECURITIES – 0.8%** | | $ 3,831 |

(Cost: $3,898)

## OTHER GOVERNMENT SECURITIES (M)

| | Principal | Value |
|---|---|---|
| **Bulgaria – 0.0%** | | |
| Bulgaria Government Bond, 3.125%, 3–26–35 (I) . . . . . . . . . . . | EUR 100 | $ 142 |
| **Russia – 0.0%** | | |
| Russia Government Bond, 5.100%, 3–28–35 (F) . . . . . . . . . . | $ 200 | 227 |
| **Serbia – 0.0%** | | |
| Republic of Serbia, 1.500%, 6–26–29 (F)(I) . . . . . . . . . | EUR 200 | 227 |
| **Turkey – 0.0%** | | |
| Turkey Government Bond, 7.000%, 6–5–20 . . . . . . . . . . . . . | $ 200 | 205 |
| | | |
| **TOTAL OTHER GOVERNMENT SECURITIES – 0.0%** | | $ 801 |

(Cost: $770)

## LOANS (G)

| | Principal | Value |
|---|---|---|
| **Communication Services** | | |
| **Advertising – 0.2%** | | |
| Advantage Sales & Marketing, Inc. (ICE LIBOR plus 325 bps), 5.294%, 7–25–21 . . . . . . . . . . . . . . | 387 | 358 |
| Advantage Sales & Marketing, Inc. (ICE LIBOR plus 650 bps), 8.544%, 7–25–22 . . . . . . . . . . . . . | 438 | 377 |
| | | 735 |
| **Alternative Carriers – 0.1%** | | |
| Level 3 Financing, Inc. (ICE LIBOR plus 225 bps), 4.294%, 2–22–24 . . . . . . . . . . . . | 280 | 280 |
| **Broadcasting – 0.4%** | | |
| Clear Channel Outdoor Holdings, Inc. (ICE LIBOR plus 350 bps), 5.544%, 8–23–26 . . . . . . . . . . . . . | 985 | 987 |
| Nexstar Broadcasting, Inc. (3-Month ICE LIBOR plus 275 bps), 4.807%, 9–19–26 . . . . . . . . . . . | 250 | 251 |
| Sinclair Television Group, Inc., 0.000%, 9–30–26 (N) . . . . . . . . . . | 135 | 135 |
| Sinclair Television Group, Inc. (ICE LIBOR plus 250 bps), 4.540%, 9–30–26 . . . . . . . . . . . | 115 | 116 |
| Univision Communications, Inc. (ICE LIBOR plus 275 bps), 4.794%, 3–15–24 . . . . . . . . . . . . . | 378 | 367 |
| | | 1,856 |
| **Cable & Satellite – 0.1%** | | |
| CSC Holdings LLC (ICE LIBOR plus 225 bps), 4.278%, 7–17–25 . . . . . . . . . . . . . . | 279 | 278 |
| DHX Media Ltd. (ICE LIBOR plus 375 bps), 5.794%, 12–29–23 . . . . . . . . . . . . | 109 | 105 |

## LOANS (G) (Continued)

| | Principal | Value |
|---|---|---|
| **Cable & Satellite** (Continued) | | |
| Liberty Cablevision of Puerto Rico LLC (ICE LIBOR plus 350 bps), 5.528%, 1–7–22 (C) . . . . . . . . . . | $ 16 | $ 16 |
| | | 399 |
| **Integrated Telecommunication Services – 0.6%** | | |
| CenturyLink, Inc. (ICE LIBOR plus 275 bps): | | |
| 4.794%, 9–30–22 . . . . . . . . . . . | 462 | 463 |
| 4.794%, 1–31–25 . . . . . . . . . . . | 539 | 535 |
| eircom Finco S.a.r.l., 0.000%, 5–15–26 (I)(N) . . . . . . . . | EUR 250 | 274 |
| West Corp. (3-Month ICE LIBOR plus 400 bps), 6.044%, 10–10–24 . . . . . . . . . . . | $ 1,760 | 1,570 |
| | | 2,842 |
| **Publishing – 0.1%** | | |
| Recorded Books, Inc. (ICE LIBOR plus 450 bps), 6.544%, 8–31–25 . . . . . . . . . . . . . | 190 | 190 |
| **Wireless Telecommunication Service – 0.1%** | | |
| Digicel International Finance Ltd. (ICE LIBOR plus 325 bps), 5.340%, 5–27–24 . . . . . . . . . . . . | 725 | 627 |
| | | |
| **Total Communication Services – 1.6%** | | 6,929 |
| **Consumer Discretionary** | | |
| **Apparel Retail – 0.3%** | | |
| Neiman Marcus Group Ltd., Inc. (3-Month ICE LIBOR plus 325 bps), 8.057%, 10–25–20 . . . . . . . . . . | 280 | 212 |
| Neiman Marcus Group Ltd., Inc. (ICE LIBOR plus 325 bps), 0.000%, 10–25–20 (N) . . . . . . . . | 27 | 20 |
| Talbots, Inc. (The) (ICE LIBOR plus 700 bps), 9.044%, 11–28–22 (C) . . . . . . . . | 860 | 840 |
| TRLG Intermediate Holdings LLC, 10.000%, 10–27–22 (C) . . . . . . . . | 132 | 124 |
| | | 1,196 |
| **Auto Parts & Equipment – 0.1%** | | |
| Rough Country LLC (ICE LIBOR plus 375 bps), 5.794%, 5–25–23 (C) . . . . . . . . . . | 236 | 233 |
| **Casinos & Gaming – 0.2%** | | |
| Cosmopolitan of Las Vegas (The) (1-Month U.S. LIBOR plus 525 bps), 7.278%, 11–9–19 . . . . . . . . . . . . . | 800 | 801 |
| GVC Holdings plc (ICE LIBOR plus 250 bps), 4.446%, 3–16–24 . . . . . . . . . . . . . | 246 | 246 |
| Penn National Gaming, Inc. (ICE LIBOR plus 225 bps), 4.294%, 10–19–23 (C) . . . . . . . . . | 91 | 91 |
| | | 1,138 |

| LOANS (G) (Continued) | Principal | Value |
|---|---|---|
| **Department Stores – 0.1%** | | |
| Belk, Inc. (ICE LIBOR plus 475 bps), 6.803%, 12–10–22 . . . . . . . . . . . | $ 345 | $ 250 |
| **Education Services – 0.0%** | | |
| BARBRI, Inc. (ICE LIBOR plus 425 bps), 6.463%, 12–1–23 . . . . . . . . . . . . . . | 223 | 220 |
| **Hotels, Resorts & Cruise Lines – 0.6%** | | |
| CIF Times Square Mezz 1 LLC and CPTS Hotel Lessee Mezz 1 LLC (1-Month U.S. LIBOR plus 600 bps), 8.043%, 5–9–20 . . . . . . . . . . . . . . | 239 | 239 |
| Hotel del Coronado (1-Month U.S. LIBOR plus 500 bps), 7.028%, 8–9–20 . . . . . . . . . . . . . . | 150 | 149 |
| Hudson Delano Senior Mezz LLC (1-Month U.S. LIBOR plus 650 bps), 8.528%, 2–9–20 . . . . . . . . . . . . . . | 1,700 | 1,703 |
| International Cruise & Excursion Gallery, Inc. (ICE LIBOR plus 525 bps), 7.294%, 6–8–25 . . . . . . . . . . . . . . | 198 | 193 |
| Times Square JV LLC and CPTS Hotel Lessee LLC (1-Month U.S. LIBOR plus 600 bps), 8.043%, 5–9–20 . . . . . . . . . . . . . . | 642 | 642 |
| | | 2,926 |
| **Housewares & Specialties – 0.1%** | | |
| KIK Custom Products, Inc. (ICE LIBOR plus 400 bps), 6.256%, 5–15–23 . . . . . . . . . . . . . . | 697 | 660 |
| **Leisure Facilities – 0.1%** | | |
| United PF Holdings LLC (ICE LIBOR plus 450 bps): | | |
| 0.000%, 6–14–26 (N) . . . . . . . . . . | 45 | 45 |
| 6.544%, 6–14–26 . . . . . . . . . . . . . . | 398 | 396 |
| | | 441 |
| **Restaurants – 0.1%** | | |
| CEC Entertainment, Inc. (ICE LIBOR plus 650 bps), 8.544%, 8–30–26 . . . . . . . . . . . . . . | 618 | 604 |
| NPC International, Inc. (ICE LIBOR plus 750 bps), 9.544%, 4–18–25 . . . . . . . . . . . . . . | 572 | 163 |
| | | 767 |
| **Specialized Consumer Services – 0.2%** | | |
| Asurion LLC (ICE LIBOR plus 600 bps), 8.544%, 8–4–25 . . . . . . . . . . . . . . | 666 | 676 |
| frontdoor, Inc. (ICE LIBOR plus 250 bps), 4.563%, 8–16–25 . . . . . . . . . . . . . . | 248 | 249 |
| | | 925 |
| **Specialty Stores – 0.7%** | | |
| Jo-Ann Stores, Inc. (ICE LIBOR plus 500 bps): | | |
| 7.046%, 10–16–23 . . . . . . . . . . . . . . | 16 | 11 |

| LOANS (G) (Continued) | Principal | Value |
|---|---|---|
| **Specialty Stores** (Continued) | | |
| 7.259%, 10–16–23 . . . . . . . . . . . | $ 432 | $ 295 |
| Jo-Ann Stores, Inc. (ICE LIBOR plus 925 bps), 11.511%, 5–21–24 . . . . . . . . . . . | 671 | 208 |
| PETCO Animal Supplies, Inc. (ICE LIBOR plus 325 bps), 5.506%, 1–26–23 . . . . . . . . . . . | 222 | 167 |
| PetSmart, Inc., 0.000%, 3–11–22 (N) . . . . . . . . . | 383 | 373 |
| PetSmart, Inc. (3-Month ICE LIBOR plus 300 bps), 6.040%, 3–11–22 . . . . . . . . . . . | 1,387 | 1,351 |
| Staples, Inc. (ICE LIBOR plus 500 bps), 7.123%, 4–12–26 . . . . . . . . . . . | 929 | 915 |
| | | 3,320 |
| **Textiles – 0.1%** | | |
| SIWF Holdings, Inc. (ICE LIBOR plus 425 bps), 6.304%, 6–15–25 . . . . . . . . . . . | 697 | 684 |
| **Tires & Rubber – 0.1%** | | |
| Wheel Pros, Inc. (ICE LIBOR plus 475 bps), 6.794%, 4–4–25 . . . . . . . . . . . . . | 247 | 242 |
| **Total Consumer Discretionary – 2.7%** | | 13,002 |
| Consumer Staples | | |
| **Personal Products – 0.1%** | | |
| Douglas Holding AG (3-Month EURIBOR plus 325 bps), 3.250%, 8–13–22 (I) . . . . . . . . . . EUR | 313 | 310 |
| **Total Consumer Staples – 0.1%** | | 310 |
| Energy | | |
| **Coal & Consumable Fuels – 0.2%** | | |
| Foresight Energy LLC (ICE LIBOR plus 725 bps), 7.874%, 3–28–22 . . . . . . . . . . . $ | 1,168 | 619 |
| Westmoreland Coal Co. (ICE LIBOR plus 650 bps), 10.389%, 3–15–22 . . . . . . . . . . | 168 | 168 |
| Westmoreland Mining Holdings LLC (15.000% Cash or 15.000% PIK), 15.000%, 3–15–29 (J) . . . . . . . . . | 458 | 336 |
| | | 1,123 |
| **Oil & Gas Drilling – 0.1%** | | |
| KCA Deutag U.S. Finance LLC (ICE LIBOR plus 675 bps), 8.794%, 2–28–23 . . . . . . . . . . . | 492 | 306 |
| **Oil & Gas Exploration & Production – 0.2%** | | |
| California Resources Corp. (ICE LIBOR plus 1,037.50 bps), 12.419%, 12–31–21 . . . . . . . . . . | 435 | 378 |

| LOANS (G) (Continued) | Principal | Value |
|---|---|---|
| **Oil & Gas Exploration & Production** (Continued) | | |
| California Resources Corp. (ICE LIBOR plus 475 bps), 6.794%, 12–31–22 . . . . . . . . . . . $ | 323 | $ 286 |
| | | 664 |
| **Oil & Gas Refining & Marketing – 0.1%** | | |
| EG America LLC (ICE LIBOR plus 400 bps), 6.104%, 2–5–25 . . . . . . . . . . . . . . | 293 | 289 |
| **Oil & Gas Storage & Transportation – 0.5%** | | |
| Bowie Resources Holdings LLC (ICE LIBOR plus 1,075 bps), 12.874%, 2–16–21 . . . . . . . . . . | 200 | 187 |
| Bowie Resources Holdings LLC (ICE LIBOR plus 575 bps), 7.874%, 8–12–20 . . . . . . . . . . | 687 | 670 |
| EPIC Crude Services L.P. (ICE LIBOR plus 500 bps), 7.040%, 3–1–26 . . . . . . . . . . . . . . | 900 | 852 |
| Lower Cadence Holdings LLC (ICE LIBOR plus 400 bps), 6.054%, 5–8–26 . . . . . . . . . . . . . . | 347 | 337 |
| Piolin BidCo, 0.000%, 9–27–26 (I)(N) . . . . . . . EUR | 250 | 274 |
| | | 2,320 |
| **Total Energy – 1.1%** | | 4,702 |
| Financials | | |
| **Asset Management & Custody Banks – 0.3%** | | |
| Edelman Financial Holdings II, Inc. (ICE LIBOR plus 675 bps), 8.807%, 7–20–26 . . . . . . . . . . . $ | 689 | 687 |
| HarbourVest Partners LLC (ICE LIBOR plus 225 bps), 4.278%, 3–1–25 . . . . . . . . . . . . . . | 222 | 222 |
| Jade Germany GmbH (3-Month EURIBOR plus 475 bps), 5.750%, 5–31–23 (I) . . . . . . . . . . EUR | 489 | 486 |
| | | 1,395 |
| **Financial Exchanges & Data – 0.2%** | | |
| Hudson River Trading LLC (3-Month U.S. LIBOR plus 350 bps), 5.544%, 4–3–25 . . . . . . . . . . . . . . $ | 556 | 556 |
| Refinitiv U.S. Holdings, Inc. (3-Month EURIBOR plus 400 bps), 4.000%, 10–1–25 (I) . . . . . . . . . . EUR | 248 | 273 |
| | | 829 |
| **Insurance Brokers – 0.1%** | | |
| NFP Corp. (ICE LIBOR plus 300 bps), 5.044%, 1–8–24 . . . . . . . . . . . . . . $ | 419 | 411 |
| **Investment Banking & Brokerage – 0.2%** | | |
| ION Trading Finance Ltd. (ICE LIBOR plus 400 bps), 6.064%, 11–21–24 . . . . . . . . . . . . . . | 278 | 264 |
| Jane Street Group LLC (ICE LIBOR plus 300 bps), 5.044%, 8–25–22 . . . . . . . . . . . . . . | 830 | 826 |
| | | 1,090 |

## Column 1

| LOANS(G) (Continued) | Principal | Value |
|---|---|---|
| **Other Diversified Financial Services – 0.1%** | | |
| AqGen Ascensus, Inc. (ICE LIBOR plus 350 bps), 6.200%, 12–3–22 | $ 370 | $ 371 |
| New Cotai LLC, 0.000%, 7–20–20 (N) | 12 | 12 |
| New Cotai LLC (U.S. Prime Rate plus 25 bps), 5.250%, 7–20–20 | 7 | 7 |
| | | 390 |
| **Property & Casualty Insurance – 0.4%** | | |
| Alliant Holdings Intermediate LLC (ICE LIBOR plus 300 bps), 5.054%, 5–10–25 | 36 | 35 |
| Amynta Agency Borrower, Inc. (ICE LIBOR plus 400 bps), 6.544%, 2–28–25 | 1,691 | 1,639 |
| | | 1,674 |
| **Specialized Finance – 0.6%** | | |
| Amynta Agency Borrower, Inc. (ICE LIBOR plus 850 bps), 10.544%, 2–28–26 | 502 | 505 |
| Auris Luxembourg III S.a.r.l. (3-Month EURIBOR plus 400 bps), 4.000%, 2–21–26 (I) | EUR 475 | 522 |
| BCPE Max Dutch Bidco B.V. (3-Month EURIBOR plus 475 bps), 4.750%, 10–31–25 (I) | 213 | 233 |
| Capri Acquisitions Bidco Ltd. (3-Month EURIBOR plus 325 bps), 3.250%, 11–30–24 (I) | 300 | 326 |
| Gulf Finance LLC (ICE LIBOR plus 525 bps), 7.360%, 8–25–23 | $ 837 | 632 |
| MA FinanceCo. LLC (ICE LIBOR plus 275 bps), 4.544%, 6–21–24 | 47 | 46 |
| Ziggo Secured Finance B.V. (3-Month EURIBOR plus 300 bps), 3.000%, 4–15–25 (I) | EUR 250 | 274 |
| | | 2,538 |
| **Total Financials – 1.9%** | | 8,327 |
| **Health Care** | | |
| **Health Care Equipment – 0.2%** | | |
| Exactech, Inc. (ICE LIBOR plus 375 bps), 5.794%, 2–14–25 | $ 246 | 246 |
| LifeScan Global Corp. (3-Month ICE LIBOR plus 950 bps), 12.160%, 10–1–25 | 107 | 93 |
| Patterson Medical Holdings, Inc. (ICE LIBOR plus 475 bps), 7.006%, 8–28–22 | 245 | 226 |
| | | 565 |
| **Health Care Facilities – 0.6%** | | |
| BW NHHC Holdco, Inc. (ICE LIBOR plus 500 bps), 7.054%, 5–15–25 (C) | 247 | 205 |

## Column 2

| LOANS(G) (Continued) | Principal | Value |
|---|---|---|
| **Health Care Facilities** (Continued) | | |
| Gentiva Health Services, Inc. (3-Month ICE LIBOR plus 375 bps), 5.813%, 7–2–25 | $ 1,248 | $1,254 |
| Regional Care Hospital Partners Holdings, Inc. (ICE LIBOR plus 450 bps), 6.554%, 11–16–25 | 1,031 | 1,031 |
| Team Health Holdings, Inc. (ICE LIBOR plus 275 bps), 4.794%, 2–6–24 (C) | 187 | 153 |
| | | 2,643 |
| **Health Care Services – 0.9%** | | |
| Bio Lam LCD SELAS (3-Month EURIBOR plus 375 bps), 3.750%, 4–30–26 (I) | EUR 500 | 547 |
| Elysium Healthcare Holdings 3 Ltd. (ICE LIBOR plus 525 bps), 6.008%, 4–4–25 (I) | GBP 500 | 593 |
| Emerald TopCo, Inc. (ICE LIBOR plus 350 bps), 5.544%, 7–22–26 | $ 250 | 249 |
| Envision Healthcare Corp. (ICE LIBOR plus 375 bps), 5.794%, 10–10–25 | 248 | 202 |
| Hanger, Inc. (ICE LIBOR plus 350 bps), 5.544%, 3–6–25 | 246 | 247 |
| Heartland Dental LLC, 0.000%, 4–30–25 (N) | 15 | 15 |
| Heartland Dental LLC (ICE LIBOR plus 375 bps), 5.794%, 4–30–25 | 678 | 663 |
| LSCS Holdings, Inc. (ICE LIBOR plus 425 bps): | | |
| 6.314%, 3–9–25 | 166 | 165 |
| 6.314%, 3–17–25 | 43 | 42 |
| U.S. Renal Care, Inc. (3-Month ICE LIBOR plus 500 bps), 7.063%, 6–14–26 | 1,617 | 1,524 |
| Unilabs Diagnostics AB (3-Month EURIBOR plus 300 bps), 3.000%, 4–30–24 (I) | EUR 250 | 272 |
| | | 4,519 |
| **Health Care Supplies – 0.1%** | | |
| HomeVi SAS (3-Month EURIBOR plus 325 bps), 3.000%, 10–30–24 (I) | 500 | 548 |
| **Health Care Technology – 0.4%** | | |
| BioClinica Holding I L.P. (ICE LIBOR plus 425 bps), 6.438%, 10–20–23 | $ 340 | 327 |
| Verscend Holding Corp. (ICE LIBOR plus 450 bps), 6.544%, 8–27–25 | 1,505 | 1,509 |
| | | 1,836 |
| **Life Sciences Tools & Services – 0.0%** | | |
| Syneos Health, Inc. (ICE LIBOR plus 200 bps), 4.044%, 8–1–24 | 135 | 135 |

## Column 3

| LOANS(G) (Continued) | Principal | Value |
|---|---|---|
| **Pharmaceuticals – 0.3%** | | |
| Albany Molecular Research, Inc. (ICE LIBOR plus 325 bps), 5.294%, 8–31–24 | $ 245 | $ 241 |
| Amneal Pharmaceuticals LLC, 0.000%, 3–23–25 (N) | 150 | 127 |
| Amneal Pharmaceuticals LLC (ICE LIBOR plus 350 bps), 5.563%, 5–4–25 | 347 | 295 |
| Concordia International Corp. (ICE LIBOR plus 550 bps), 7.528%, 9–6–24 | 196 | 184 |
| Nidda Healthcare Holding GmbH (3-Month EURIBOR plus 400 bps), 4.000%, 8–21–24 (I) | EUR 250 | 275 |
| | | 1,122 |
| **Total Health Care – 2.5%** | | 11,368 |
| **Industrials** | | |
| **Aerospace & Defense – 0.1%** | | |
| MB Aerospace Holdings II Corp. (ICE LIBOR plus 350 bps), 5.544%, 1–22–25 (C) | $ 246 | 240 |
| Tronair, Inc. (1-Month U.S. LIBOR plus 475 bps), 6.925%, 9–8–23 (C) | 340 | 306 |
| | | 546 |
| **Airlines – 0.1%** | | |
| Kestrel Bidco, Inc., 0.000%, 10–8–26 (N) | 250 | 252 |
| **Building Products – 0.1%** | | |
| C.H.I. Overhead Doors, Inc. (ICE LIBOR plus 375 bps), 5.294%, 7–31–22 | 533 | 533 |
| **Construction & Engineering – 0.1%** | | |
| McDermott Technology (Americas), Inc. (ICE LIBOR plus 500 bps), 7.104%, 5–10–25 | 942 | 592 |
| **Diversified Support Services – 0.4%** | | |
| Agro Merchants Intermediate Holdings L.P. (ICE LIBOR plus 375 bps), 5.854%, 12–6–24 (C) | 246 | 246 |
| PT Holdings LLC (ICE LIBOR plus 400 bps), 6.044%, 12–7–24 | 449 | 437 |
| United Rentals (North America), Inc. (ICE LIBOR plus 175 bps), 3.794%, 10–31–25 | 248 | 248 |
| USS Ultimate Holdings, Inc. (ICE LIBOR plus 775 bps), 9.950%, 8–25–25 | 570 | 558 |
| | | 1,489 |
| **Environmental & Facilities Services – 0.1%** | | |
| Advanced Drainage Systems, Inc., 0.000%, 9–18–26 (N) | 250 | 251 |

| LOANS(G) (Continued) | Principal | Value |
|---|---|---|
| **Environmental & Facilities Services** (Continued) | | |
| SMI Acquisition, Inc. (ICE LIBOR plus 375 bps), | | |
| 6.003%, 11–1–24 . . . . . . . . . . . . . . . $ | 246 | $ 213 |
| U.S. Ecology, Inc., | | |
| 0.000%, 8–14–26 (N) . . . . . . . . . | 17 | 17 |
| | | 481 |
| **Highways & Railtracks – 0.2%** | | |
| SH 130 Concession Co. LLC (3-Month ICE LIBOR plus 287.5 bps), | | |
| 5.169%, 6–5–20 . . . . . . . . . . . . . . | 726 | 730 |
| **Industrial Conglomerates – 0.2%** | | |
| PAE Holding Corp. (ICE LIBOR plus 550 bps), | | |
| 7.604%, 10–20–22 . . . . . . . . . . . | 1,115 | 1,115 |
| PAE Holding Corp. (ICE LIBOR plus 950 bps), | | |
| 11.604%, 10–20–23 . . . . . . . . . . | 122 | 119 |
| | | 1,234 |
| **Industrial Machinery – 0.3%** | | |
| Dynacast International LLC (ICE LIBOR plus 850 bps): | | |
| 0.000%, 1–30–23 (C)(N) . . . . . . . . | 535 | 516 |
| 10.604%, 1–30–23 (C) . . . . . . . . . | 554 | 535 |
| Form Technologies LLC (ICE LIBOR plus 325 bps), | | |
| 5.354%, 1–28–22 . . . . . . . . . . . . . | 252 | 241 |
| | | 1,292 |
| **Research & Consulting Services – 0.1%** | | |
| APCO Holdings, Inc. (ICE LIBOR plus 550 bps), | | |
| 7.550%, 6–8–25 (C) . . . . . . . . . . . | 183 | 179 |
| Red Ventures LLC (ICE LIBOR plus 400 bps), | | |
| 5.044%, 11–8–24 . . . . . . . . . . . . . | 294 | 295 |
| | | 474 |
| **Security & Alarm Services – 0.0%** | | |
| Garda World Security Corp. (ICE LIBOR plus 400 bps): | | |
| 5.632%, 5–26–24 . . . . . . . . . . . . . | 230 | 230 |
| 7.500%, 5–26–24 . . . . . . . . . . . . . | 1 | —* |
| | | 230 |
| **Total Industrials – 1.7%** | | **7,853** |
| **Information Technology** | | |
| **Application Software – 0.6%** | | |
| Applied Systems, Inc. (ICE LIBOR plus 700 bps), | | |
| 9.104%, 9–19–25 . . . . . . . . . . . . . | 334 | 337 |
| DigiCert Holdings, Inc. (ICE LIBOR plus 475 bps), | | |
| 6.044%, 10–31–24 . . . . . . . . . . . . | 267 | 267 |
| Infor (U.S.), Inc. (3-Month EURIBOR plus 225 bps), | | |
| 3.250%, 2–1–22 (I) . . . . . . . . . . . EUR | 249 | 272 |

| LOANS(G) (Continued) | Principal | Value |
|---|---|---|
| **Application Software** (Continued) | | |
| Kronos Acquisition Holdings, Inc. (ICE LIBOR plus 700 bps), | | |
| 9.256%, 5–15–23 (C) . . . . . . . . . . . $ | 82 | $ 81 |
| Mitchell International, Inc. (ICE LIBOR plus 725 bps), | | |
| 9.294%, 11–30–25 (C) . . . . . . . . . | 208 | 189 |
| Riverbed Technology, Inc., | | |
| 0.000%, 4–24–22 (N) . . . . . . . . . | 80 | 66 |
| Riverbed Technology, Inc. (ICE LIBOR plus 325 bps), | | |
| 5.300%, 4–24–22 . . . . . . . . . . . . . | 609 | 500 |
| Seattle Spinco, Inc. (ICE LIBOR plus 275 bps), | | |
| 4.544%, 6–21–24 . . . . . . . . . . . . . | 315 | 310 |
| VF Holding Corp. (ICE LIBOR plus 325 bps), | | |
| 5.294%, 7–2–25 . . . . . . . . . . . . . . | 283 | 274 |
| Wall Street Systems Holdings, Inc. (ICE LIBOR plus 425 bps), | | |
| 7.256%, 11–21–24 . . . . . . . . . . . . | 249 | 247 |
| | | 2,543 |
| **Communications Equipment – 0.1%** | | |
| MLN U.S. Holdco LLC (ICE LIBOR plus 450 bps), | | |
| 6.612%, 11–30–25 . . . . . . . . . . . . | 316 | 292 |
| MLN U.S. Holdco LLC (ICE LIBOR plus 875 bps), | | |
| 10.862%, 11–30–26 . . . . . . . . . . . | 299 | 253 |
| | | 545 |
| **Data Processing & Outsourced Services – 0.5%** | | |
| Commerce Hub, Inc. (ICE LIBOR plus 375 bps), | | |
| 5.544%, 5–21–25 . . . . . . . . . . . . . | 531 | 523 |
| Cyxtera DC Holdings, Inc. (ICE LIBOR plus 300 bps), | | |
| 9.300%, 5–1–25 . . . . . . . . . . . . . . | 377 | 307 |
| Cyxtera DC Holdings, Inc. (ICE LIBOR plus 325 bps), | | |
| 5.040%, 5–1–24 . . . . . . . . . . . . . . | 40 | 36 |
| Navicure, Inc., | | |
| 0.000%, 9–19–26 (C)(N) . . . . . . . . | 250 | 250 |
| Navicure, Inc. (ICE LIBOR plus 375 bps), | | |
| 5.794%, 11–1–24 . . . . . . . . . . . . . | 246 | 245 |
| Output Services Group, Inc. (ICE LIBOR plus 425 bps), | | |
| 6.544%, 3–27–24 (C) . . . . . . . . . . . | 246 | 212 |
| Sedgwick Claims Management Services, Inc. (ICE LIBOR plus 400 bps), | | |
| 6.044%, 9–4–26 . . . . . . . . . . . . . . | 249 | 250 |
| | | 1,823 |
| **Electronic Equipment & Instruments – 0.0%** | | |
| Electronics For Imaging, Inc. (ICE LIBOR plus 500 bps), | | |
| 7.104%, 7–23–26 (C) . . . . . . . . . . . | 250 | 232 |

| LOANS(G) (Continued) | Principal | Value |
|---|---|---|
| **IT Consulting & Other Services – 0.1%** | | |
| Triple Point Group Holdings, Inc. (ICE LIBOR plus 425 bps), | | |
| 6.294%, 7–13–20 . . . . . . . . . . . . . $ | 265 | $ 262 |
| **Systems Software – 0.2%** | | |
| DCert Buyer, Inc., | | |
| 0.000%, 8–8–26 (N) . . . . . . . . . . . | 500 | 498 |
| Park Place Technologies LLC (ICE LIBOR plus 400 bps), | | |
| 6.044%, 3–29–25 . . . . . . . . . . . . . | 247 | 245 |
| | | 743 |
| **Total Information Technology – 1.5%** | | **6,148** |
| **Materials** | | |
| **Commodity Chemicals – 0.1%** | | |
| ILPEA Parent, Inc. (ICE LIBOR plus 550 bps), | | |
| 6.800%, 3–2–23 . . . . . . . . . . . . . | 503 | 498 |
| **Construction Materials – 0.1%** | | |
| Associated Asphalt Partners LLC (ICE LIBOR plus 525 bps), | | |
| 7.294%, 4–5–24 . . . . . . . . . . . . . . | 171 | 161 |
| Hillman Group, Inc. (The) (ICE LIBOR plus 350 bps), | | |
| 6.044%, 5–31–25 . . . . . . . . . . . . . | 712 | 690 |
| | | 851 |
| **Metal & Glass Containers – 0.1%** | | |
| Berry Global, Inc. (3-Month EURIBOR plus 250 bps), | | |
| 2.500%, 7–1–26 (I) . . . . . . . . . . . EUR | 249 | 274 |
| **Specialty Chemicals – 0.3%** | | |
| Archroma Finance S.a.r.l. (3-Month ICE LIBOR plus 425 bps), | | |
| 6.341%, 7–11–24 (C) . . . . . . . . . . . $ | 347 | 347 |
| Starfruit U.S. Holdco LLC (ICE LIBOR plus 325 bps), | | |
| 5.292%, 10–1–25 . . . . . . . . . . . . . | 249 | 243 |
| Styrolution Group GmbH (ICE LIBOR plus 375 bps), | | |
| 4.104%, 9–30–21 . . . . . . . . . . . . . | 211 | 210 |
| Tronox Finance LLC, | | |
| 0.000%, 9–22–24 (N) . . . . . . . . . | 246 | 245 |
| | | 1,045 |
| **Total Materials – 0.6%** | | **2,668** |
| **Real Estate** | | |
| **Industrial REITs – 0.1%** | | |
| Terra Millennium Corp. (ICE LIBOR plus 625 bps), | | |
| 8.813%, 10–31–22 . . . . . . . . . . . . | 486 | 478 |

SEPTEMBER 30, 2019

| LOANS(G) (Continued) | Principal | Value |
|---|---|---|
| Retail REITs – 0.2% | | |
| Inland Retail Real Estate Trust, Inc. (1-Month U.S. LIBOR plus 650 bps), 7.851%, 1–1–22 . . . . . . . . . . . | $ 849 | $ 857 |
| | | |
| Total Real Estate – 0.3% | | 1,335 |
| | | |
| TOTAL LOANS – 14.0% | | $62,642 |
| (Cost: $66,758) | | |
| SHORT-TERM SECURITIES | | |
| Commercial Paper (O) – 4.0% | | |
| Diageo Capital plc (GTD by Diageo plc), 2.201%, 10–4–19 . . . . . . . . . . . | 4,000 | 3,999 |
| J.M. Smucker Co. (The), 2.150%, 10–1–19 . . . . . . . . . . . | 4,965 | 4,964 |

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Commercial Paper (O) (Continued) | | |
| Malayan Banking Berhad (GTD by Wells Fargo Bank N.A.), 2.060%, 10–22–19 . . . . . . . . . . | $5,000 | $ 4,994 |
| Sonoco Products Co., 2.150%, 10–1–19 . . . . . . . . . . . | 4,642 | 4,642 |
| | | 18,599 |
| Master Note – 3.8% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.170%, 10–7–19 (P) . . . . . . . . . | 17,428 | 17,428 |
| Money Market Funds – 0.5% | | |
| Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 1.900%, (Q)(R) . . . . . . . . . . . . . | 2,151 | 2,151 |

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Notes – 1.3% | | |
| Osprey Properties Ltd. (1-Month U.S. LIBOR), 2.100%, 10–1–19 (P) . . . . . . . | $6,000 | $ 6,000 |
| | | |
| TOTAL SHORT-TERM SECURITIES – 9.6% | | $ 44,178 |
| (Cost: $44,179) . . . . . . . . . . . | | |
| TOTAL INVESTMENT SECURITIES – 99.7% | | $459,892 |
| (Cost: $444,529) . . . . . . . . . . | | |
| CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3% | | 1,198 |
| NET ASSETS – 100.0% | | $461,090 |

Notes to Schedule of Investments

*Not shown due to rounding.

(A) Listed on an exchange outside the United States.

(B) No dividends were paid during the preceding 12 months.

(C) Securities whose value was determined using significant unobservable inputs.

(D) Restricted securities. At September 30, 2019, the Fund owned the following restricted securities:

| Security | Acquisition Date(s) | Shares | Cost | Market Value |
|---|---|---|---|---|
| Pinnacle Agriculture Enterprises LLC | 3–10–17 | 233 | $ 106 | $ 10 |
| Targa Resources Corp., 9.500% | 10–24–17 | 1 | 1,415 | 1,368 |
| | | | $1,521 | $1,378 |

The total value of these securities represented 0.3% of net assets at September 30, 2019.

(E) Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(F) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2019 the total value of these securities amounted to $110,938 or 24.1% of net assets.

(G) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Description of the reference rate and spread, if applicable, are included in the security description.

(H) All or a portion of securities with an aggregate value of $2,557 are on loan.

(I) Principal amounts are denominated in the indicated foreign currency, where applicable (EUR - Euro and GBP - British Pound).

(J) Payment-in-kind bond which may pay interest in additional par and/or in cash. Rates shown are the current rate and possible payment rates.

(K) Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at September 30, 2019.

(L) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(M) Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(N) All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

(O) Rate shown is the yield to maturity at September 30, 2019.

(P) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(Q) Investment made with cash collateral received from securities on loan.

(R) Rate shown is the annualized 7-day yield at September 30, 2019.

The following over the counter credit default swaps — buy protection[1] were outstanding at September 30, 2019:

| Referenced Obligation | Counterparty | (Pay) Fixed Rate | Maturity Date | Notional Amount[2] | Value | Upfront Payments/ (Receipts) | Unrealized Appreciation (Depreciation) |
|---|---|---|---|---|---|---|---|
| K Hovnanian Enterprises, Inc. | Barclays Bank plc | (5.000%) | 12–20–22 | 28 | $ 8 | $ 11 | $ (3) |
| K Hovnanian Enterprises, Inc. | Barclays Bank plc | (5.000%) | 12–20–19 | 17 | —* | —* | —* |
| K Hovnanian Enterprises, Inc. | Barclays Bank plc | (5.000%) | 6–20–24 | 67 | 25 | 27 | (2) |
| K Hovnanian Enterprises, Inc. | Barclays Bank plc | (5.000%) | 12–20–22 | 139 | 41 | 46 | (5) |
| | | | | | $74 | $84 | $(10) |

The following over the counter credit default swaps — sold protection[3] were outstanding at September 30, 2019:

| Referenced Obligation | Counterparty | Receive Fixed Rate | Maturity Date | Implied Credit Spread at September 30, 2019[4] | Notional Amount[2] | Value | Upfront Payments/ (Receipts) | Unrealized Appreciation |
|---|---|---|---|---|---|---|---|---|
| K Hovnanian Enterprises, Inc. | Goldman Sachs International | 5.000% | 12–20–19 | 19.865% | 5 | $ —* | $ —* | $ —* |

(1) If the Fund is a buyer of protection and a credit event occurs, as defined under the terms of that particular swap agreement, the Fund will either (i) receive from the seller of protection an amount equal to the notional amount of the swap and/or take delivery of the referenced obligation or underlying securities comprising the referenced index or (ii) receive a net settlement amount in the form of cash or securities equal to the notional amount of the swap less the recovery value of the referenced obligation or underlying securities comprising the referenced index.

(2) The maximum potential amount the Fund could be required to pay as a seller of credit protection or receive as a buyer of credit protection if a credit event occurs as defined under the terms of the swap agreement.

(3) If the Fund is a seller of protection and a credit event occurs, as defined under the terms of that particular swap agreement, the Fund will either (i) pay to the buyer of protection an amount equal to the notional amount of the swap and/or deliver the referenced obligation or underlying securities comprising the referenced index or (ii) pay a net settlement amount in the form of cash or securities equal to the notional amount of the swap less the recovery value of the referenced obligation or underlying securities comprising the referenced index.

(4) Implied credit spreads, represented in absolute terms, utilized in determining the market value of credit default swap agreements on corporate issues, sovereign issues, or an index as of period end serve as an indicator of the current status of the payment/performance risk and represent the likelihood or risk of default for the credit derivative. Wider credit spreads represent a deterioration of the referenced entity's credit soundness and a greater likelihood or risk of default or other credit event occurring as defined under the terms of the agreement.

The following forward foreign currency contracts were outstanding at September 30, 2019:

| Currency to be Delivered | | Currency to be Received | | Settlement Date | Counterparty | Unrealized Appreciation | Unrealized Depreciation |
|---|---|---|---|---|---|---|---|
| British Pound | 1,030 | U.S. Dollar | 1,293 | 1–31–20 | JPMorgan Securities LLC | $ 20 | $ — |
| Euro | 1,030 | U.S. Dollar | 1,149 | 1–31–20 | JPMorgan Securities LLC | 16 | — |
| Euro | 5,382 | U.S. Dollar | 6,973 | 9–30–21 | JPMorgan Securities LLC | 824 | — |
| | | | | | | $860 | $ — |

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

|  | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** |  |  |  |
| Investments in Securities |  |  |  |
| Common Stocks |  |  |  |
| Communication Services | $ 6,139 | $ 2,078 | $ — |
| Consumer Discretionary | 2,988 | 1,677 | — |
| Consumer Staples | 13,638 | 14,026 | — |
| Energy | 7,285 | 15,050 | — |
| Financials | 12,266 | 23,274 | — |
| Health Care | 4,602 | 12,021 | — |
| Industrials | 9,876 | 9,097 | — |
| Information Technology | 5,671 | 11,922 | — |
| Materials | 2,019 | 5,001 | — |
| Real Estate | 26,728 | 16,573 | — |
| Utilities | 3,773 | 8,837 | — |
| Total Common Stocks | $94,985 | $ 119,556 | $ — |
| Investment Funds | 1,831 | — | — |
| Preferred Stocks | — | 1,368 | 9 |
| Warrants | — | — | —* |
| Asset-Backed Securities | — | 10,201 | — |
| Corporate Debt Securities | — | 120,490 | — |
| Mortgage-Backed Securities | — | 3,831 | — |
| Other Government Securities | — | 801 | — |
| Loans | — | 57,800 | 4,842 |
| Short-Term Securities | 2,151 | 42,027 | — |
| Total | $98,967 | $356,074 | $ 4,851 |
| Over the Counter Credit Default Swaps | $ — | $ 74 | $ — |
| Forward Foreign Currency Contracts | $ — | $ 860 | $ — |
| **Liabilities** |  |  |  |
| Over the Counter Credit Default Swaps | $ — | $ —* | $ — |

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

|  | Common Stocks | Preferred Stocks | Warrants | Loans |
|---|---|---|---|---|
| Beginning Balance 10–1–18 | $ 61 | $130 | $— | $11,506 |
| Net realized gain (loss) | — | — | — | (3) |
| Net change in unrealized appreciation (depreciation) | (61) | (121) | (1) | (200) |
| Purchases | — | — | 1 | 2,469 |
| Sales | — | — | — | (2,608) |
| Amortization/Accretion of premium/discount | — | — | — | 11 |
| Transfers into Level 3 during the period | — | — | — | 1,839 |
| Transfers out of Level 3 during the period | — | — | — | (8,172) |
| Ending Balance 9–30–19 | $ — | $ 9 | $—* | $ 4,842 |
| Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9–30–19 | $(61) | $(121) | $ (1) | $ (168) |

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information.

Information about Level 3 fair value measurements:

| | Fair Value at 9–30–19 | Valuation Technique(s) | Unobservable Input(s) | Input Value(s) |
|---|---|---|---|---|
| **Assets** | | | | |
| Common Stocks . . . . . . . . . . . . . . | $ — | Net asset approach | Adjusted book value | 1.00x |
| Preferred Stocks . . . . . . . . . . . . . . | 9 | Market comparable approach | Adjusted EBITDA multiple | 9.82x |
| | | Option pricing model | Volatility | 9.88% |
| | | | Illiquidity discount | 10% |
| Warrants . . . . . . . . . . . . . . . . . . . . | —* | Third-party valuation service | Broker quotes | N/A |
| Loans . . . . . . . . . . . . . . . . . . . . . . | 4,842 | Third-party valuation service | Broker quotes | N/A |

Significant increases (decreases) in the adjusted EBITDA multiple inputs as of the reporting date would result in a higher (lower) fair value measurement. However, significant increases (decreases) in the illiquidity discount input as of the reporting date would result in a lower (higher) fair value measurement.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
CLO = Collateralized Loan Obligation
EURIBOR = Euro Interbank Offered Rate
GTD = Guaranteed
ICE = Intercontinental Exchange
LIBOR = London Interbank Offered Rate
PIK = Payment in kind
REIT = Real Estate Investment Trust

## Country Diversification

(as a % of net assets)

| | |
|---|---|
| United States | 50.9% |
| France | 6.0% |
| United Kingdom | 4.6% |
| Canada | 3.4% |
| Netherlands | 3.3% |
| Japan | 2.4% |
| Hong Kong | 2.3% |
| Luxembourg | 2.2% |
| Switzerland | 2.0% |
| Taiwan | 1.5% |
| Cayman Islands | 1.4% |
| Germany | 1.1% |
| South Korea | 1.1% |
| Italy | 1.0% |
| Other Countries | 6.9% |
| Other+ | 9.9% |

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

(UNAUDITED)

*The Ivy Apollo Strategic Income Fund is managed overall by Ivy Investment Management Company, which has retained Apollo Credit Management, LLC to sub-advise the Fund's total return strategy sleeve. Below, a portfolio manager of the Fund, Mark G. Beischel, CFA, discusses positioning, performance and results for the fiscal year ended September 30, 2019. Mr. Beischel has managed the Fund since inception on October 1, 2015, and has 26 years of industry experience.*

## Fiscal Year Performance

For the 12 Months Ended September 30, 2019

| | |
|---|---|
| Ivy Apollo Strategic Income Fund<br>(Class A shares at net asset value) | 5.13% |
| Ivy Apollo Strategic Income Fund<br>(Class A shares including sales charges) | -0.94% |

Benchmark(s) and Morningstar Category

| | |
|---|---|
| 50% Bloomberg Barclays Global Credit 1-10 Year Hedged Index + 50% ICE BofAML U.S. High Yield Index<br>(generally reflects the performance of the global bond market with a hedged component intended to reduce the index's currency risk, and the performance of securities representing the high-yield sector of the bond market) | 7.39% |
| Bloomberg Barclays Global Credit 1-10 Year Hedged Index<br>(generally reflects the performance of securities representing the global bond market with a hedged component intended to reduce the index's currency risk.) | 8.43% |
| ICE BofAML U.S. High Yield Index<br>(generally reflects the performance of securities representing the high-yield sector of the bond market) | 6.30% |
| Morningstar Multisector Bond Category Average<br>(generally reflects the performance of the universe of funds with similar investment objectives) | 6.56% |

*Please note that Fund returns include applicable fees and expenses, while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).*

## Impact of monetary policy

The fiscal year witnessed a change in U.S. monetary policy, as the Federal Reserve (Fed) began to move away from its tightening bias that began in December 2016. The Fed's policy-making Federal Open Market Committee raised the fed funds rate one last time by 25 basis points (bps) to 2.50% at its December 2018 meeting, stating that it would take a wait-and-see approach going forward and rely on upcoming economic data to determine further interest rate hikes. That final increase bore witness to the tightening financial conditions, with widening credit spreads, a decline in stock prices, a strengthening U.S. dollar and the compression of the yield curve.

In January 2019, the Fed pivoted from its tightening bias to a new message of "patience." Fed Chairman Jerome Powell implied that interest rate hikes were off the table for the remainder of the year. The markets welcomed the pause as financial conditions eased in a new "risk-on" environment.

The Trump administration's policies regarding international trade and investment emerged as an important source of downside risk for the global economy during the past 12 months. President Donald Trump completed a revamp of the North American Free Trade Agreement into a proposed framework known as the U.S.-Mexico-Canada Agreement (USMCA) early in his presidency. He then wanted to use the USMCA framework for trade negotiations with the European Union and Japan. Those negotiations lost momentum as the administration focused its attention instead on trade with China. Negotiations with China have been difficult, with no agreements and an increase in both tariffs and tension on both sides. That escalation of tariffs has led to a decline in business confidence during the fiscal year and a contraction in the closely watched Institute for Supply Management (ISM) manufacturing index.

The end of the normalization of the Fed's balance sheet was announced late in the final quarter of the fiscal year, with the Fed stating its intention to reinvest maturing U.S. Treasuries and mortgage-backed securities. The Fed at that time announced that it will start expanding the balance sheet to better align it with the size of nominal gross domestic product. It also moved to cut the fed funds rate by 25 bps in both July and September. And finally, the stress in short-term bank funding, known as the repurchase or "repo" market, during the quarter led the Fed to inject cash into the system.

In Europe, the European Central Bank (ECB) cut the deposit rate by 10 bps, introduced a two-tier system for banks on the penalty rate charged on idle cash worth six times their mandatory reserves, strengthened its forward guidance and re-launched its assets purchase program.

Political concerns emerged around the world, including elections in Italy and Argentina as well as the ongoing Brexit saga in the U.K. as it considers a potential exit from the European Union (EU). Italy's new government brought questions about the EU's sustainability back into the spotlight. The new government's targeted budget deficit was not as aggressive as market expectations, resulting in the euro weakening and Italian government interest rates increasing. Argentina's market-friendly President Mauricio Macri lost in the first round of presidential elections to a nominee who has ties to the previous administration that governed during the country's last debt default. The final round of elections is scheduled in October 2019. Brexit was still a factor in international markets, largely because of the change in leadership from Prime Minister Theresa May, who advocated continuing to negotiate for an agreement with the EU, to new Prime Minister Boris Johnson, an advocate of a "hard" Brexit and departure from the EU even if no agreement is reached.

## Positive result to the year

The Fund finished the fiscal year with a positive return but underperformed the positive return of its blended benchmark and its category average.

Most of the underperformance relative to the benchmark was attributable to the Fund's exposure to floating rate bank loans, high exposure to CCC-rated credits and exposure to underperforming credits from Argentina, shares issued by McDermott International, Inc., and bonds issued by Jo-Ann Stores, Inc. The Fund's overweight exposure to floating rate bank loans hurt its relative performance, as its reference index for those investments — the 3-month London Inter-Bank Offered Rate — declined approximately 70 bps during the year.

Idiosyncratic risks in Argentina, McDermott International and Jo-Ann Stores, Inc., hurt the Fund's absolute and relative performance in the final quarter of the fiscal year as those credits performed poorly. CCC-rated credit meaningfully lagged the other sectors in the high yield space and the Fund's overweight exposure to them hurt the relative return versus peers and the benchmark.

The U.S. dollar was somewhat volatile during the fiscal year, but strengthened late in the fiscal year against developed market currencies. The Fund ended the fiscal year with 98.7% U.S. dollar exposure, which enhanced relative performance to peers.

We continue to seek opportunities to reduce volatility in the Fund. In addition, we maintained our longstanding low-duration strategy to gain a higher degree of certainty about companies in which we invest.

## Slower growth in the outlook

We expect most major economies to grow at a slower pace for the remainder of 2019. Global manufacturing and service sector businesses report weaker conditions today than in recent times.

The U.S. budget deficit is expected to rise to $1.0 trillion (4.7% of GDP) in 2019 from structural forces that have deteriorated by a much greater amount than the offsetting cyclical improvement.

We believe that trade war rhetoric and complicated political concerns like the ongoing Brexit saga, European auto tariffs and the 2020 U.S. presidential election are likely to mean that global interest rates and credit markets will continue to be volatile in the near term. We believe trade will continue to be a risk factor going forward. There is the potential for more tariffs, followed by retaliatory actions that might impact company capital investment plans. A negative feedback loop could further affect markets and ultimately consumer and business confidence.

In our view, fundamentals in the credit markets remain stretched, with balance sheets still levered. Softer global growth is concerning and leads us to be cautious on the outlook for credit spreads. We think technical factors in credit may be supported with investors' expectations that the ECB will resume corporate bond purchases.

Given our expectation for modest widening of spreads during the last quarter of 2019 and first half of 2020, we believe our conservative positioning relative to the benchmark is appropriate. We will seek to be opportunistic about our credit selection and overall positioning to take advantage of perceived opportunities and dislocations as they present themselves.

**Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**Although asset allocation among different sleeves and asset categories generally tends to limit risk and exposure to any one sleeve, the risk remains that the allocation of assets may skew toward a sleeve that performs poorly relative to the Fund's other sleeves, or to the market as a whole, which would result in the Fund performing poorly.**

While Ivy Investment Management Company (IICO) monitors the investments of Apollo Credit Management (Apollo) in addition to the overall management of the Fund, including rebalancing the Fund's target allocations, IICO and Apollo make investment decisions for their investment sleeves independently from one another. It is possible that the investment styles used by IICO or Apollo will not always complement each other, which could adversely affect the performance of the Fund. As a result, the Fund's aggregate exposure to a particular industry or group of industries, or to a single issuer, could unintentionally be larger or smaller than intended.

Investment risks associated with investing in real estate securities, in addition to other risks, include rental income fluctuation, depreciation, property tax value changes and differences in real estate market values.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.

Fixed income securities are subject to interest rate risk and, as such, the NAV of the Fund may fall as interest rates rise.

Investing in below investment grade securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds.

Loans (including loan assignments, loan participations and other loan instruments) carry other risks, including the risk of insolvency of the lending bank or other intermediary. Loans may be unsecured or not fully collateralized may be subject to restrictions on resale and sometimes trade infrequently on the secondary market.

These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged, include reinvested dividends and do not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Apollo Strategic Income Fund.

# PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2019 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 1.3% |
| Financials | 0.7% |
| Energy | 0.3% |
| Consumer Discretionary | 0.3% |
| Health Care | 0.0% |
| Consumer Staples | 0.0% |
| Warrants | 0.0% |
| Bonds | 90.9% |
| Corporate Debt Securities | 57.5% |
| Loans | 14.5% |
| United States Government and Government Agency Obligations | 8.0% |
| Other Government Securities | 7.5% |
| Asset-Backed Securities | 2.2% |
| Mortgage-Backed Securities | 1.2% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 7.8% |

## Country Weightings

| | |
|---|---|
| North America | 57.5% |
| United States | 51.3% |
| Mexico | 3.3% |
| Other North America | 2.9% |
| Europe | 14.5% |
| Luxembourg | 3.4% |
| Other Europe | 11.1% |
| Pacific Basin | 7.2% |
| South America | 6.1% |
| Bahamas/Caribbean | 3.7% |
| Other | 2.2% |
| Middle East | 0.5% |
| Africa | 0.5% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 7.8% |

## Quality Weightings

| | |
|---|---|
| Investment Grade | 39.3% |
| AAA | 6.1% |
| AA | 4.2% |
| A | 8.2% |
| BBB | 20.8% |
| Non-Investment Grade | 51.6% |
| BB | 13.3% |
| B | 24.6% |
| CCC | 10.5% |
| Below CCC | 0.4% |
| Non-rated | 2.8% |
| Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities | 9.1% |

*Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

(UNAUDITED)



| | |
|---|---|
| Ivy Apollo Strategic Income Fund, Class A Shares[1] | $11,062 |
| 50% Bloomberg Barclays Global Credit 1-10 Year Hedged Index/ 50% ICE BofAML US High Yield Index | $12,774 |
| Bloomberg Barclays Global Credit 1-10 Year Hedged Index | $12,075 |
| ICE BofAML US High Yield Index | $13,490 |

*Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.*

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class C | Class I | Class N | Class Y |
|---|---|---|---|---|---|
| 1-year period ended 9-30-19 | -0.94% | 4.21% | 5.43% | 5.43% | 5.13% |
| 5-year period ended 9-30-19 | — | — | — | — | — |
| 10-year period ended 9-30-19 | — | — | — | — | — |
| Since Inception of Class through 9-30-19[4] | 2.56% | 3.33% | 4.42% | 4.45% | 4.13% |

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A Shares carry a maximum front-end sales load of 5.75%. Class C shares carry a maximum contingent deferred sales charge (CDSC) of 1% (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)10-1-15 for Class A shares, 10-1-15 for Class C shares, 10-1-15 for Class I shares, 10-1-15 for Class N shares and 10-1-15 for Class Y shares (the date on which shares were first acquired by shareholders).

*Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Canada** | | |
| *Energy – 0.0%* | | |
| Bellatrix Exploration Ltd. (A) | 98 | $ 29 |
| *Health Care – 0.0%* | | |
| Advanz Pharma Corp. (A) | 7 | 85 |
| **Total Canada – 0.0%** | | 114 |
| **Hong Kong** | | |
| *Consumer Discretionary – 0.2%* | | |
| Studio City International Holdings Ltd. (A) | 46 | 931 |
| **Total Hong Kong – 0.2%** | | 931 |
| **United States** | | |
| *Consumer Discretionary – 0.1%* | | |
| Laureate Education, Inc., Class A (A) | 20 | 327 |
| True Religion Apparel, Inc. (A)(B) | 1 | — |
| | | 327 |
| *Energy – 0.0%* | | |
| Westmoreland Coal Co. (A) | 7 | 91 |
| **Total United States – 0.1%** | | 418 |
| **TOTAL COMMON STOCKS – 0.3%** | | $ 1,463 |
| (Cost: $1,209) | | |

| INVESTMENT FUNDS | Shares | Value |
|---|---|---|
| **United States – 0.7%** | | |
| iShares iBoxx $ High Yield Corporate Bond ETF | 39 | 3,360 |
| **TOTAL INVESTMENT FUNDS – 0.7%** | | $ 3,360 |
| (Cost: $3,282) | | |

| PREFERRED STOCKS | Shares | Value |
|---|---|---|
| **United States** | | |
| *Consumer Staples – 0.0%* | | |
| Pinnacle Agriculture Enterprises LLC (A)(B)(C) | 389 | 16 |
| *Energy – 0.3%* | | |
| Targa Resources Corp., 9.500% (A)(C) | 1 | 1,570 |
| **Total United States – 0.3%** | | 1,586 |
| **TOTAL PREFERRED STOCKS – 0.3%** | | $ 1,586 |
| (Cost: $1,801) | | |

| WARRANTS | Shares | Value |
|---|---|---|
| **United States – 0.0%** | | |
| Ultra Resources, Inc., expires 7–14–25, Expires 7–14–25 (B)(D) | 4 | —* |
| **TOTAL WARRANTS – 0.0%** | | $ —* |
| (Cost: $1) | | |

| ASSET-BACKED SECURITIES | Principal | Value |
|---|---|---|
| **Cayman Islands – 1.1%** | | |
| Dewolf Park CLO Ltd., Series 2017-1A, Class E (3-Month U.S. LIBOR plus 620 bps) 8.503%, 10–15–30 (E)(F) | $ 500 | $ 476 |
| Dryden Senior Loan Fund, Series 2018-71A, Class D (3-Month U.S. LIBOR plus 390 bps) 6.203%, 1–15–29 (E)(F) | 500 | 499 |
| Northwoods Capital XI-B Ltd. and Northwoods Capital XI-B LLC, Series 2018-14BA, Class D (3-Month U.S. LIBOR plus 340 bps) 5.576%, 11–13–31 (E)(F) | 800 | 755 |
| Octagon Investment Partners 40 Ltd., Series 2019-1A, Class E (3-Month U.S. LIBOR plus 646 bps) 9.086%, 4–20–31 (E)(F) | 1,000 | 940 |
| OZLM Ltd., Series 2014-9A, Class DRR (3-Month U.S. LIBOR plus 612 bps) 8.398%, 10–20–31 (E)(F) | 500 | 448 |
| Race Point CLO Ltd., Series 2013-8A, Class DR (3-Month U.S. LIBOR plus 380 bps) 5.936%, 2–20–30 (E)(F) | 500 | 495 |
| TIAA Churchill Middle Market CLO I Ltd., Series 2016-1A, Class DR (3-Month U.S. LIBOR plus 390 bps) 6.178%, 10–20–30 (E)(F) | 250 | 242 |
| Trestles CLO Ltd., Series 2017-1A, Class D (3-Month U.S. LIBOR plus 668 bps) 8.956%, 7–25–29 (E)(F) | 1,000 | 977 |
| Venture CDO Ltd., Series 17-26A, Class D (3-Month U.S. LIBOR plus 425 bps) 6.528%, 1–20–29 (E)(F) | 500 | 499 |
| | | 5,331 |
| **United States – 1.1%** | | |
| Adams Mill CLO Ltd., Series 2014-1A, Class D1 (3-Month U.S. LIBOR plus 350 bps) 5.803%, 7–15–26 (E)(F) | 400 | 399 |
| Anchorage Credit Funding Ltd., Series 2015-2A, Class D 7.300%, 1–25–31 (E) | 400 | 400 |
| Antares CLO 2017-1A Ltd. (3-Month U.S. LIBOR plus 775 bps) 10.028%, 7–20–28 (F) | 1,350 | 1,305 |
| Fortress Credit BSL Ltd., Series 2018-1A, Class ER (3-Month U.S. LIBOR plus 645 bps) 8.709%, 7–23–31 (E)(F) | 750 | 689 |
| Golub Capital Partners CLO Ltd., Series 2013-17A, Class CR (3-Month U.S. LIBOR plus 350 bps) 5.776%, 10–25–30 (E)(F) | 1,000 | 927 |
| Trinitas CLO Ltd., Ser 2019-11A, Class D (3-Month U.S. LIBOR plus 422 bps) 6.500%, 7–15–32 (E)(F) | 1,000 | 995 |

| ASSET-BACKED SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **United States** (Continued) | | |
| Trinitas CLO Ltd., Series 2018-8A, Class E (3-Month U.S. LIBOR plus 590 bps) 8.178%, 7–20–31 (E)(F) | $ 750 | $ 660 |
| | | 5,375 |
| **TOTAL ASSET-BACKED SECURITIES – 2.2%** | | $ 10,706 |
| (Cost: $10,973) | | |

| CORPORATE DEBT SECURITIES | Principal | Value |
|---|---|---|
| **Argentina** | | |
| *Energy – 0.2%* | | |
| Pampa Energia S.A. 7.500%, 1–24–27 (E)(G) | 1,200 | 906 |
| *Industrials – 0.1%* | | |
| Aeropuertos Argentina 2000 S.A. 6.875%, 2–1–27 (E) | 586 | 539 |
| **Total Argentina – 0.3%** | | 1,445 |
| **Australia** | | |
| *Financials – 0.3%* | | |
| Australia and New Zealand Banking Group Ltd. 4.500%, 3–19–24 (E) | 1,500 | 1,600 |
| *Utilities – 0.3%* | | |
| Ausgrid Finance Pty Ltd. 3.850%, 5–1–23 (E) | 1,400 | 1,459 |
| **Total Australia – 0.6%** | | 3,059 |
| **Austria** | | |
| *Consumer Staples – 0.4%* | | |
| JBS Investments II GmbH (GTD by JBS S.A.): | | |
| 7.000%, 1–15–26 (E) | 1,500 | 1,618 |
| 7.000%, 1–15–26 (G) | 400 | 432 |
| | | 2,050 |
| *Financials – 0.1%* | | |
| Vienna Insurance Group AG 5.500%, 10–9–43 (H) | EUR100 | 128 |
| *Materials – 0.4%* | | |
| Bahia Sul Holdings GmbH 5.750%, 7–14–26 (E) | $ 2,000 | 2,210 |
| **Total Austria – 0.9%** | | 4,388 |
| **Bermuda** | | |
| *Consumer Staples – 0.2%* | | |
| Bacardi Ltd. 4.450%, 5–15–25 (E) | 1,100 | 1,176 |
| **Total Bermuda – 0.2%** | | 1,176 |

## Column 1

**CORPORATE DEBT SECURITIES** (Continued)

| | Principal | Value |
|---|---|---|
| **Brazil** | | |
| **Communication Services – 0.0%** | | |
| Globo Comunicacoes e Participacoes S.A. | | |
| 4.843%, 6–8–25 . . . . . . . . . . . . . . | $ 200 | $ 207 |
| **Industrials – 0.4%** | | |
| Cosan Ltd. | | |
| 5.500%, 9–20–29 (E) . . . . . . . . . . | 1,750 | 1,797 |
| **Materials – 0.6%** | | |
| Fibria Overseas Finance Ltd. | | |
| 4.000%, 1–14–25 . . . . . . . . . . . . . | 850 | 863 |
| Nexa Resources S.A. | | |
| 5.375%, 5–4–27 . . . . . . . . . . . . . . | 200 | 212 |
| Suzano Austria GmbH | | |
| 6.000%, 1–15–29 . . . . . . . . . . . . . | 400 | 435 |
| Unigel Luxembourg S.A. | | |
| 8.750%, 10–1–26 (E) . . . . . . . . . . | 650 | 649 |
| Vale Overseas Ltd. | | |
| 6.250%, 8–10–26 . . . . . . . . . . . . . | 1,025 | 1,181 |
| | | 3,340 |
| **Utilities – 0.2%** | | |
| Aegea Finance S.a.r.l. | | |
| 5.750%, 10–10–24 (E) . . . . . . . . . . | 1,000 | 1,039 |
| **Total Brazil – 1.2%** | | 6,383 |
| **British Virgin Islands** | | |
| **Materials – 0.0%** | | |
| Gold Fields Orogen Holding Ltd. | | |
| 6.125%, 5–15–29 (E) . . . . . . . . . . | 200 | 223 |
| **Total British Virgin Islands – 0.0%** | | 223 |
| **Canada** | | |
| **Communication Services – 0.1%** | | |
| Quebecor Media, Inc. | | |
| 5.750%, 1–15–23 . . . . . . . . . . . . . | 255 | 277 |
| **Consumer Discretionary – 0.1%** | | |
| Gateway Casinos & Entertainment Ltd. | | |
| 8.250%, 3–1–24 (E) . . . . . . . . . . . | 562 | 583 |
| Panther BF Aggregator 2 L.P. | | |
| 6.250%, 5–15–26 (E) . . . . . . . . . . | 119 | 125 |
| | | 708 |
| **Energy – 0.8%** | | |
| Seven Generations Energy Ltd.: | | |
| 6.750%, 5–1–23 (E) . . . . . . . . . . . | 1,257 | 1,270 |
| 5.375%, 9–30–25 (E) . . . . . . . . . | 480 | 475 |
| TransCanada PipeLines Ltd.: | | |
| 3.800%, 10–1–20 . . . . . . . . . . . . | 1,000 | 1,016 |
| 4.250%, 5–15–28 . . . . . . . . . . . . | 900 | 995 |
| | | 3,756 |
| **Financials – 0.4%** | | |
| Royal Bank of Canada: | | |
| 3.700%, 10–5–23 . . . . . . . . . . . . . | 750 | 793 |

## Column 2

**CORPORATE DEBT SECURITIES** (Continued)

| | Principal | Value |
|---|---|---|
| **Financials** (Continued) | | |
| 4.650%, 1–27–26 . . . . . . . . . . . | $ 550 | $ 608 |
| Tervita Escrow Corp. | | |
| 7.625%, 12–1–21 (E) . . . . . . . . . . | 244 | 248 |
| | | 1,649 |
| **Health Care – 0.0%** | | |
| Advanz Pharma Corp. | | |
| 8.000%, 9–6–24 . . . . . . . . . . . . . | 81 | 79 |
| **Industrials – 0.3%** | | |
| GFL Environmental, Inc.: | | |
| 5.625%, 5–1–22 (E) . . . . . . . . . . | 155 | 159 |
| 5.375%, 3–1–23 (E) . . . . . . . . . . | 539 | 546 |
| 7.000%, 6–1–26 (E) . . . . . . . . . . | 730 | 768 |
| 8.500%, 5–1–27 (E) . . . . . . . . . . | 168 | 186 |
| | | 1,659 |
| **Information Technology – 0.4%** | | |
| Kronos Acquisition Holdings, Inc. | | |
| 9.000%, 8–15–23 (E) . . . . . . . . . . | 1,909 | 1,685 |
| Open Text Corp. | | |
| 5.625%, 1–15–23 (E) . . . . . . . . . . | 531 | 544 |
| | | 2,229 |
| **Materials – 0.4%** | | |
| First Quantum Minerals Ltd.: | | |
| 7.250%, 5–15–22 (E)(G) . . . . . . . . | 600 | 594 |
| 6.500%, 3–1–24 (E) . . . . . . . . . . | 650 | 620 |
| HudBay Minerals, Inc.: | | |
| 7.250%, 1–15–23 (E) . . . . . . . . . . | 68 | 70 |
| 7.625%, 1–15–25 (E) . . . . . . . . . . | 102 | 103 |
| NOVA Chemicals Corp.: | | |
| 4.875%, 6–1–24 (E) . . . . . . . . . . | 661 | 679 |
| 5.250%, 6–1–27 (E) . . . . . . . . . . | 265 | 276 |
| | | 2,342 |
| **Total Canada – 2.5%** | | 12,699 |
| **Cayman Islands** | | |
| **Communication Services – 0.4%** | | |
| CK Hutchison International (16) Ltd. | | |
| 1.875%, 10–3–21 (E) . . . . . . . . . . | 2,000 | 1,978 |
| **Financials – 0.2%** | | |
| Banco do Brasil S.A. | | |
| 6.000%, 1–22–20 (E) . . . . . . . . . . | 1,000 | 1,009 |
| **Industrials – 0.8%** | | |
| Guanay Finance Ltd. | | |
| 6.000%, 12–15–20 . . . . . . . . . . | 786 | 794 |
| LATAM Finance Ltd.: | | |
| 6.875%, 4–11–24 (E) . . . . . . . . . . | 1,000 | 1,049 |
| 7.000%, 3–1–26 (E) . . . . . . . . . . | 1,900 | 2,025 |
| Lima Metro Line 2 Finance Ltd. | | |
| 4.350%, 4–5–36 (E) . . . . . . . . . . | 200 | 213 |
| | | 4,081 |

## Column 3

**CORPORATE DEBT SECURITIES** (Continued)

| | Principal | Value |
|---|---|---|
| **Materials – 0.1%** | | |
| Braskem Finance Ltd. (GTD by Braskem S.A.) | | |
| 5.750%, 4–15–21 (E) . . . . . . . . . . | $ 600 | $ 621 |
| **Total Cayman Islands – 1.5%** | | 7,689 |
| **Chile** | | |
| **Financials – 0.3%** | | |
| Banco Santander Chile | | |
| 2.500%, 12–15–20 (E) . . . . . . . . . . | 1,250 | 1,252 |
| **Utilities – 0.2%** | | |
| Enel Chile S.A. | | |
| 4.875%, 6–12–28 . . . . . . . . . . . . . | 840 | 944 |
| **Total Chile – 0.5%** | | 2,196 |
| **China** | | |
| **Communication Services – 0.4%** | | |
| Tencent Holdings Ltd. | | |
| 2.985%, 1–19–23 (E) . . . . . . . . . . | 1,000 | 1,016 |
| Weibo Corp. | | |
| 3.500%, 7–5–24 . . . . . . . . . . . . . . | 900 | 914 |
| | | 1,930 |
| **Consumer Discretionary – 0.5%** | | |
| Alibaba Group Holding Ltd.: | | |
| 2.800%, 6–6–23 . . . . . . . . . . . . . | 900 | 913 |
| 3.400%, 12–6–27 . . . . . . . . . . . . | 1,500 | 1,558 |
| | | 2,471 |
| **Energy – 0.2%** | | |
| Sinopec Group Overseas Development (2018) Ltd. | | |
| 4.125%, 9–12–25 (E) . . . . . . . . . . | 800 | 863 |
| **Real Estate – 0.1%** | | |
| Country Garden Holdings Co. Ltd. | | |
| 7.125%, 1–27–22 . . . . . . . . . . . . . | 400 | 423 |
| **Total China – 1.2%** | | 5,687 |
| **Columbia** | | |
| **Financials – 0.3%** | | |
| Banco de Bogota S.A. | | |
| 5.375%, 2–19–23 (E) . . . . . . . . . . | 1,300 | 1,384 |
| **Utilities – 0.4%** | | |
| Empresas Publicas de Medellin E.S.P. | | |
| 4.250%, 7–18–29 (E) . . . . . . . . . . | 1,900 | 1,998 |
| **Total Columbia – 0.7%** | | 3,382 |
| **Denmark** | | |
| **Financials – 0.3%** | | |
| Danske Bank A.S.: | | |
| 5.000%, 1–12–22 (E) . . . . . . . . . . | 700 | 736 |
| 2.700%, 3–2–22 (E) . . . . . . . . . . | 800 | 803 |
| | | 1,539 |
| **Total Denmark – 0.3%** | | 1,539 |

### CORPORATE DEBT SECURITIES (Continued)

| | | Principal | Value |
|---|---|---:|---:|
| **France** | | | |
| Communication Services – 0.6% | | | |
| Altice France S.A.: | | | |
| 7.375%, 5–1–26 (E) | $ | 1,194 | $ 1,281 |
| 8.125%, 2–1–27 (E) | | 1,300 | 1,435 |
| 3.375%, 1–15–28 (E)(H) | EUR | 100 | 111 |
| | | | 2,827 |
| Consumer Discretionary – 0.1% | | | |
| Klesia Prevoyance | | | |
| 5.375%, 12–8–26 (H) | | 300 | 345 |
| Consumer Staples – 0.5% | | | |
| Danone S.A. | | | |
| 3.000%, 6–15–22 (E) | $ | 900 | 918 |
| Pernod Ricard S.A. | | | |
| 4.450%, 1–15–22 (E) | | 1,500 | 1,574 |
| | | | 2,492 |
| Financials – 0.5% | | | |
| BNP Paribas S.A. | | | |
| 7.625%, 12–29–49 (E) | | 1,800 | 1,897 |
| Humanis Prevoyance | | | |
| 5.750%, 10–22–25 (H) | EUR | 300 | 351 |
| La Mondiale SAM | | | |
| 6.750%, 4–25–44 (H) | | 100 | 132 |
| | | | 2,380 |
| **Total France – 1.7%** | | | 8,044 |
| **Hong Kong** | | | |
| Financials – 0.1% | | | |
| Bangkok Bank Public Co. Ltd. | | | |
| 4.050%, 3–19–24 (E) | $ | 600 | 639 |
| Real Estate – 0.1% | | | |
| Shimao Property Holdings Ltd. | | | |
| 6.375%, 10–15–21 | | 400 | 419 |
| **Total Hong Kong – 0.2%** | | | 1,058 |
| **India** | | | |
| Industrials – 0.0% | | | |
| Adani Ports and Special Economic Zone Ltd. | | | |
| 4.375%, 7–3–29 (E) | | 200 | 209 |
| Materials – 0.2% | | | |
| Vedanta Resources plc | | | |
| 6.375%, 7–30–22 (E) | | 900 | 883 |
| Utilities – 0.3% | | | |
| Adani Green Energy (UP) Ltd., Parampujya Solar Energy Private Ltd. and Prayatna Developers Private Ltd. | | | |
| 6.250%, 12–10–24 (E) | | 900 | 940 |
| Greenko Mauritius Ltd. | | | |
| 6.250%, 2–21–23 (E) | | 650 | 659 |
| | | | 1,599 |
| **Total India – 0.5%** | | | 2,691 |

### CORPORATE DEBT SECURITIES (Continued)

| | | Principal | Value |
|---|---|---:|---:|
| **Indonesia** | | | |
| Energy – 0.1% | | | |
| PT Pertamina (Persero) | | | |
| 5.625%, 5–20–43 | $ | 400 | $ 465 |
| Utilities – 0.2% | | | |
| Perusahaan Listrik Negara | | | |
| 5.450%, 5–21–28 (E) | | 700 | 806 |
| **Total Indonesia – 0.3%** | | | 1,271 |
| **Ireland** | | | |
| Materials – 0.1% | | | |
| Chelyabinsk Pipe Plant PJSC | | | |
| 4.500%, 9–19–24 (E) | | 200 | 201 |
| Real Estate – 0.1% | | | |
| Avolon Holdings Funding Ltd. | | | |
| 5.250%, 5–15–24 (E) | | 273 | 292 |
| **Total Ireland – 0.2%** | | | 493 |
| **Isle Of Man** | | | |
| Consumer Discretionary – 0.4% | | | |
| GOHL Capital Ltd. | | | |
| 4.250%, 1–24–27 | | 2,000 | 2,090 |
| **Total Isle Of Man – 0.4%** | | | 2,090 |
| **Israel** | | | |
| Utilities – 0.0% | | | |
| Israel Electric Corp. Ltd. | | | |
| 5.000%, 11–12–24 | | 200 | 220 |
| **Total Israel – 0.0%** | | | 220 |
| **Jamaica** | | | |
| Communication Services – 0.1% | | | |
| Digicel Group Ltd.: | | | |
| 6.000%, 4–15–21 (E) | | 447 | 315 |
| 8.250%, 9–30–22 (E) | | 195 | 40 |
| 8.250%, 12–30–22 (E) | | 606 | 358 |
| Digicel Group Ltd. (7.125% Cash or 2.000% PIK) | | | |
| 9.125%, 4–1–24 (E)(I) | | 597 | 57 |
| Digicel Ltd. | | | |
| 6.750%, 3–1–23 (E) | | 400 | 190 |
| | | | 960 |
| **Total Jamaica – 0.1%** | | | 960 |
| **Japan** | | | |
| Financials – 0.7% | | | |
| Mitsubishi UFJ Financial Group, Inc. | | | |
| 3.287%, 7–25–27 | | 600 | 627 |
| Mizuho Financial Group, Inc. | | | |
| 3.170%, 9–11–27 | | 600 | 623 |
| Sumitomo Mitsui Financial Group, Inc.: | | | |
| 3.748%, 7–19–23 | | 1,240 | 1,304 |

### CORPORATE DEBT SECURITIES (Continued)

| | | Principal | Value |
|---|---|---:|---:|
| **Financials (Continued)** | | | |
| 3.936%, 10–16–23 | $ | 900 | $ 956 |
| | | | 3,510 |
| **Total Japan – 0.7%** | | | 3,510 |
| **Luxembourg** | | | |
| Communication Services – 1.5% | | | |
| Altice Financing S.A.: | | | |
| 6.625%, 2–15–23 (E) | | 263 | 270 |
| 7.500%, 5–15–26 (E) | | 1,672 | 1,776 |
| Altice Luxembourg S.A. | | | |
| 10.500%, 5–15–27 (E) | | 1,997 | 2,251 |
| Altice S.A.: | | | |
| 7.750%, 5–15–22 (E) | | 556 | 568 |
| 7.625%, 2–15–25 (E) | | 1,231 | 1,283 |
| Intelsat Jackson Holdings S.A. | | | |
| 9.500%, 9–30–22 (E) | | 814 | 944 |
| Millicom International Cellular S.A. | | | |
| 6.250%, 3–25–29 (E) | | 200 | 218 |
| | | | 7,310 |
| Consumer Discretionary – 0.1% | | | |
| Nielsen Co. (Luxembourg) S.a.r.l. (The) | | | |
| 5.500%, 10–1–21 (E) | | 500 | 502 |
| Consumer Staples – 0.2% | | | |
| Minerva Luxembourg S.A. | | | |
| 5.875%, 1–19–28 (E) | | 1,200 | 1,203 |
| Energy – 0.2% | | | |
| Gazprom OAO Via Gaz Capital S.A. | | | |
| 7.288%, 8–16–37 | | 200 | 265 |
| Offshore Drilling Holding S.A. | | | |
| 8.375%, 9–20–20 (E)(J) | | 1,600 | 492 |
| | | | 757 |
| Financials – 0.0% | | | |
| ALROSA Finance S.A. | | | |
| 4.650%, 4–9–24 (E) | | 200 | 209 |
| Cosan Luxembourg S.A. | | | |
| 7.000%, 1–20–27 (E)(G) | | 200 | 218 |
| Rede D'Or Finance S.a.r.l. | | | |
| 4.950%, 1–17–28 | | 200 | 201 |
| | | | 628 |
| Industrials – 0.7% | | | |
| Ingersoll-Rand Luxembourg Finance S.A. | | | |
| 2.625%, 5–1–20 | | 1,500 | 1,503 |
| Rumo Luxembourg S.a.r.l. | | | |
| 7.375%, 2–9–24 (E)(G) | | 1,750 | 1,883 |
| Swissport Financing S.a.r.l. | | | |
| 5.250%, 8–15–24 (E)(H) | EUR | 150 | 170 |
| | | | 3,556 |
| Information Technology – 0.3% | | | |
| Atento Luxco 1 S.A. | | | |
| 6.125%, 8–10–22 (E) | $ | 1,525 | 1,546 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Materials – 0.2% | | |
| ARD Finance S.A. (7.125% Cash or 7.875% PIK) | | |
| 7.125%, 9–15–23 (I) . . . . . . . . . $ | 200 | $ 206 |
| ARD Securities Finance S.a.r.l. (8.750% Cash or 8.750% PIK) | | |
| 8.750%, 1–31–23 (E)(G)(I) . . . . . . | 456 | 472 |
| Monitchem Holdco 3 S.A. | | |
| 5.250%, 3–15–25 (E)(H) . . . . . . . EUR | 100 | 109 |
| | | 787 |
| **Total Luxembourg – 3.2%** | | **16,289** |
| Macau | | |
| Consumer Discretionary – 0.2% | | |
| Sands China Ltd. | | |
| 5.125%, 8–8–25 . . . . . . . . . . . . . $ | 600 | 659 |
| Wynn Macau Ltd.: | | |
| 4.875%, 10–1–24 (E) . . . . . . . . . . | 200 | 199 |
| 5.500%, 10–1–27 (E) . . . . . . . . . . | 446 | 452 |
| | | 1,310 |
| **Total Macau – 0.2%** | | **1,310** |
| Mauritius | | |
| Communication Services – 0.0% | | |
| MTN (Mauritius) Investments Ltd. | | |
| 4.755%, 11–11–24 . . . . . . . . . . . . | 200 | 202 |
| Industrials – 0.1% | | |
| HTA Group Ltd. | | |
| 9.125%, 3–8–22 (E) . . . . . . . . . . | 600 | 624 |
| **Total Mauritius – 0.1%** | | **826** |
| Mexico | | |
| Communication Services – 0.1% | | |
| Axtel S.A.B. de C.V. | | |
| 6.375%, 11–14–24 (E) . . . . . . . . . | 650 | 669 |
| Consumer Discretionary – 0.0% | | |
| Nemak S.A.B. de C.V. | | |
| 4.750%, 1–23–25 . . . . . . . . . . . . | 200 | 203 |
| Consumer Staples – 0.5% | | |
| Grupo Bimbo S.A.B. de C.V.: | | |
| 4.875%, 6–30–20 (E) . . . . . . . . . | 350 | 356 |
| 4.500%, 1–25–22 (E) . . . . . . . . . | 1,250 | 1,299 |
| Kimberly-Clark de Mexico | | |
| 3.800%, 4–8–24 (E) . . . . . . . . . . | 1,000 | 1,000 |
| | | 2,655 |
| Energy – 0.4% | | |
| Petroleos Mexicanos: | | |
| 3.500%, 1–30–23 . . . . . . . . . . . | 600 | 598 |
| 6.490%, 1–23–27 (E)(G) . . . . . . . | 1,419 | 1,479 |
| | | 2,077 |
| Financials – 0.7% | | |
| Banco Santander (Mexico) S.A. | | |
| 5.950%, 10–1–28 (E) . . . . . . . . . | 350 | 375 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Financials (Continued) | | |
| Banco Santander S.A. | | |
| 4.125%, 11–9–22 (E) . . . . . . . . . $ | 2,350 | $ 2,435 |
| Nacional Financiera SNC | | |
| 3.375%, 11–5–20 (E) . . . . . . . . . | 750 | 755 |
| Trust F/1401 | | |
| 6.390%, 1–15–50 (E) . . . . . . . . . | 200 | 213 |
| | | 3,778 |
| Industrials – 0.3% | | |
| Alfa S.A.B. de C.V. | | |
| 5.250%, 3–25–24 (E) . . . . . . . . . | 1,400 | 1,509 |
| Materials – 0.8% | | |
| CEMEX S.A.B. de C.V.: | | |
| 5.700%, 1–11–25 . . . . . . . . . . . . | 200 | 206 |
| 7.750%, 4–16–26 (E) . . . . . . . . . | 550 | 596 |
| Elementia S.A.B. de C.V. | | |
| 5.500%, 1–15–25 (E) . . . . . . . . . | 1,000 | 970 |
| Grupo Cementos de Chihuahua S.A.B. de C.V. | | |
| 5.250%, 6–23–24 (E) . . . . . . . . . | 2,146 | 2,221 |
| Industrias Penoles S.A.B. de C.V. | | |
| 5.650%, 9–12–49 (E) . . . . . . . . . | 200 | 207 |
| | | 4,200 |
| Real Estate – 0.0% | | |
| Fibra Uno Administracion S.A. de C.V. | | |
| 5.250%, 1–30–26 . . . . . . . . . . . | 200 | 213 |
| **Total Mexico – 2.8%** | | **15,304** |
| Netherlands | | |
| Communication Services – 0.5% | | |
| Myriad International Holdings B.V. | | |
| 6.000%, 7–18–20 (E) . . . . . . . . . | 350 | 359 |
| VTR Finance B.V. | | |
| 6.875%, 1–15–24 (E) . . . . . . . . . | 1,973 | 2,030 |
| | | 2,389 |
| Consumer Staples – 0.2% | | |
| MARB BondCo plc (GTD by Marfrig Global Foods S.A., Marfrig Overseas Ltd. and Marfrig Holdings (Europe) B.V.) | | |
| 7.000%, 3–15–24 (E) . . . . . . . . . | 650 | 678 |
| Marfrig Holdings (Europe) B.V. | | |
| 8.000%, 6–8–23 (E) . . . . . . . . . | 650 | 675 |
| | | 1,353 |
| Energy – 0.1% | | |
| Minejesa Capital B.V. | | |
| 4.625%, 8–10–30 . . . . . . . . . . . | 200 | 206 |
| Petrobras Global Finance B.V. (GTD by Petroleo Brasileiro S.A.) | | |
| 5.999%, 1–27–28 . . . . . . . . . . . | 400 | 445 |
| | | 651 |
| Financials – 0.6% | | |
| Aegon N.V. | | |
| 4.000%, 4–25–44 (H) . . . . . . . . EUR | 200 | 240 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Financials (Continued) | | |
| ASR Nederland N.V. | | |
| 5.125%, 9–29–45 (H) . . . . . . . . EUR 100 | $ | 130 |
| Cooperatieve Rabobank U.A. | | |
| 3.875%, 2–8–22 . . . . . . . . . . . . . $ | 625 | 652 |
| Enel Finance International N.V. | | |
| 4.625%, 9–14–25 (E) . . . . . . . . . | 1,450 | 1,584 |
| Syngenta Finance N.V. | | |
| 5.182%, 4–24–28 (E) . . . . . . . . . | 725 | 771 |
| | | 3,377 |
| Health Care – 0.3% | | |
| Teva Pharmaceutical Finance Netherlands III B.V. (GTD by Teva Pharmaceutical Industries Ltd.): | | |
| 2.800%, 7–21–23 . . . . . . . . . . . . | 600 | 485 |
| 6.750%, 3–1–28 (G) . . . . . . . . . . | 600 | 492 |
| 4.100%, 10–1–46 . . . . . . . . . . . . | 800 | 502 |
| | | 1,479 |
| Materials – 0.7% | | |
| Braskem Netherlands B.V. | | |
| 4.500%, 1–10–28 (E) . . . . . . . . . . | 500 | 501 |
| Constellium N.V.: | | |
| 5.750%, 5–15–24 (E) . . . . . . . . . . | 1,000 | 1,027 |
| 6.625%, 3–1–25 (E) . . . . . . . . . . | 1,081 | 1,127 |
| 5.875%, 2–15–26 (E) . . . . . . . . . . | 449 | 468 |
| | | 3,123 |
| **Total Netherlands – 2.4%** | | **12,372** |
| Nigeria | | |
| Financials – 0.2% | | |
| Africa Finance Corp. | | |
| 4.375%, 4–17–26 (E) . . . . . . . . . . | 900 | 950 |
| **Total Nigeria – 0.2%** | | **950** |
| Norway | | |
| Energy – 0.5% | | |
| Aker BP ASA: | | |
| 6.000%, 7–1–22 (E) . . . . . . . . . . . | 1,500 | 1,549 |
| 4.750%, 6–15–24 (E) . . . . . . . . . . | 900 | 940 |
| | | 2,489 |
| **Total Norway – 0.5%** | | **2,489** |
| Panama | | |
| Financials – 0.3% | | |
| Banco de Credito del Peru | | |
| 2.250%, 10–25–19 (E) . . . . . . . . . | 500 | 500 |
| Banco Latinoamericano de Comercio Exterior S.A. | | |
| 3.250%, 5–7–20 (E) . . . . . . . . . . | 1,000 | 1,003 |
| | | 1,503 |
| **Total Panama – 0.3%** | | **1,503** |
| Peru | | |
| Financials – 0.5% | | |
| Banco de Credito del Peru | | |
| 4.250%, 4–1–23 (E) . . . . . . . . . . | 550 | 579 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Financials (Continued)** | | |
| Banco Internacional del Peru S.A. | | |
| 3.250%, 10–4–26 (E) . . . . . . . . . $ | 1,500 | $ 1,498 |
| Corporacion Financiera de Desarrolla S.A. | | |
| 4.750%, 2–8–22 (E) . . . . . . . . . | 550 | 574 |
| | | 2,651 |
| **Materials – 0.2%** | | |
| Union Andina de Cementos S.A. | | |
| 5.875%, 10–30–21 (E) . . . . . . . . . | 750 | 759 |
| **Utilities – 0.2%** | | |
| Fenix Power Peru S.A. | | |
| 4.317%, 9–20–27 (G) . . . . . . . . . | 747 | 748 |
| **Total Peru – 0.9%** | | 4,158 |
| **Qatar** | | |
| **Energy – 0.0%** | | |
| Ras Laffan Liquefied Natural Gas Co. Ltd. II | | |
| 5.298%, 9–30–20 (E) . . . . . . . . . | 256 | 259 |
| **Total Qatar – 0.0%** | | 259 |
| **Saint Lucia** | | |
| **Communication Services – 0.3%** | | |
| Digicel International Finance Ltd. | | |
| 8.750%, 5–25–24 (E)(G) . . . . . . . | 1,447 | 1,375 |
| **Total Saint Lucia – 0.3%** | | 1,375 |
| **South Korea** | | |
| **Communication Services – 0.1%** | | |
| SK Telecom Co. Ltd. | | |
| 3.750%, 4–16–23 (E) . . . . . . . . . | 500 | 522 |
| **Financials – 0.5%** | | |
| Hyundai Capital Services, Inc. | | |
| 3.750%, 3–5–23 (E) . . . . . . . . . | 1,200 | 1,240 |
| Kookmin Bank | | |
| 2.125%, 10–21–20 (E) . . . . . . . . . | 750 | 748 |
| Woori Bank | | |
| 2.625%, 7–20–21 (E) . . . . . . . . . | 750 | 752 |
| | | 2,740 |
| **Total South Korea – 0.6%** | | 3,262 |
| **Spain** | | |
| **Consumer Discretionary – 0.0%** | | |
| Tasty Bondco 1 S.A. | | |
| 6.250%, 5–15–26 (E)(H) . . . . . . . EUR | 180 | 206 |
| **Financials – 0.4%** | | |
| Banco Santander S.A. | | |
| 2.706%, 6–27–24 . . . . . . . . . . . $ | 2,000 | 2,022 |
| Mapfre S.A. | | |
| 4.375%, 3–31–47 (H) . . . . . . . . . EUR | 100 | 125 |
| | | 2,147 |
| **Total Spain – 0.4%** | | 2,353 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Switzerland** | | |
| **Financials – 0.2%** | | |
| Credit Suisse Group AG | | |
| 4.282%, 1–9–28 (E) . . . . . . . . . . $ | 700 | $ 753 |
| **Total Switzerland – 0.2%** | | 753 |
| **Turkey** | | |
| **Consumer Discretionary – 0.0%** | | |
| Turkiye Sise ve Cam Fabrikalari A.S. | | |
| 6.950%, 3–14–26 (E) . . . . . . . . . | 200 | 205 |
| **Energy – 0.0%** | | |
| Turkiye Petrol Rafinerileri A.S. | | |
| 4.500%, 10–18–24 . . . . . . . . . . . | 200 | 190 |
| **Industrials – 0.3%** | | |
| Koc Holding A.S.: | | |
| 5.250%, 3–15–23 . . . . . . . . . . . | 200 | 201 |
| 6.500%, 3–11–25 (E) . . . . . . . . . | 1,200 | 1,227 |
| | | 1,428 |
| **Total Turkey – 0.3%** | | 1,823 |
| **United Arab Emirates** | | |
| **Energy – 0.3%** | | |
| Abu Dhabi National Energy Co. | | |
| 4.375%, 4–23–25 (E) . . . . . . . . . | 1,400 | 1,498 |
| **Financials – 0.5%** | | |
| DAE Funding LLC: | | |
| 5.750%, 11–15–23 (E) . . . . . . . . . | 540 | 567 |
| 5.000%, 8–1–24 (E) . . . . . . . . . . | 250 | 261 |
| ICICI Bank Ltd. | | |
| 4.000%, 3–18–26 (E) . . . . . . . . . | 1,200 | 1,252 |
| | | 2,080 |
| **Industrials – 0.2%** | | |
| DP World Ltd. | | |
| 6.850%, 7–2–37 . . . . . . . . . . . . . | 200 | 264 |
| DP World plc | | |
| 6.850%, 7–2–37 (E) . . . . . . . . . . | 200 | 263 |
| | | 527 |
| **Total United Arab Emirates – 1.0%** | | 4,105 |
| **United Kingdom** | | |
| **Consumer Staples – 0.4%** | | |
| Imperial Tobacco Finance plc | | |
| 3.750%, 7–21–22 (E) . . . . . . . . . | 1,500 | 1,544 |
| MARB BondCo plc (GTD by Marfrig Global Foods S.A., Marfrig Overseas Ltd. and Marfrig Holdings (Europe) B.V.) | | |
| 6.875%, 1–19–25 . . . . . . . . . . . . | 200 | 209 |
| | | 1,753 |
| **Energy – 0.2%** | | |
| EG Global Finance plc | | |
| 4.375%, 2–7–25 (E)(H) . . . . . . . . EUR | 186 | 197 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Energy (Continued)** | | |
| KCA Deutag UK Finance plc | | |
| 7.250%, 5–15–21 (E) . . . . . . . . . . $ | 1,000 | $ 627 |
| Valaris plc | | |
| 7.750%, 2–1–26 (G) . . . . . . . . . . . | 480 | 257 |
| | | 1,081 |
| **Financials – 1.1%** | | |
| ANZ New Zealand International Ltd. | | |
| 3.450%, 1–21–28 (E) . . . . . . . . . . | 500 | 531 |
| Barclays plc | | |
| 4.337%, 1–10–28 . . . . . . . . . . . . . | 700 | 736 |
| HSBC Holdings plc | | |
| 4.583%, 6–19–29 . . . . . . . . . . . . . | 800 | 887 |
| Royal Bank of Scotland Group plc (The) | | |
| 6.000%, 12–19–23 . . . . . . . . . . . . | 900 | 989 |
| State Bank of India | | |
| 4.375%, 1–24–24 (E) . . . . . . . . . . | 2,500 | 2,644 |
| | | 5,787 |
| **Total United Kingdom – 1.7%** | | 8,621 |
| **United States** | | |
| **Communication Services – 4.1%** | | |
| Altice U.S. Finance I Corp.: | | |
| 5.375%, 7–15–23 (E) . . . . . . . . . . | 484 | 497 |
| 5.500%, 5–15–26 (E) . . . . . . . . . . | 600 | 631 |
| CCO Holdings LLC and CCO Holdings Capital Corp.: | | |
| 5.500%, 5–1–26 (E) . . . . . . . . . . . | 1,700 | 1,780 |
| 5.000%, 2–1–28 (E) . . . . . . . . . . . | 909 | 940 |
| Clear Channel Outdoor Holdings, Inc. | | |
| 5.125%, 8–15–27 (E) . . . . . . . . . . | 996 | 1,038 |
| Clear Channel Worldwide Holdings, Inc. | | |
| 9.250%, 2–15–24 (E) . . . . . . . . . . | 706 | 776 |
| Consolidated Communications Finance II Co. | | |
| 6.500%, 10–1–22 (G) . . . . . . . . . . | 164 | 152 |
| CSC Holdings LLC: | | |
| 5.375%, 2–1–28 (E) . . . . . . . . . . . | 960 | 1,012 |
| 5.750%, 1–15–30 (E) . . . . . . . . . . | 248 | 259 |
| DISH DBS Corp.: | | |
| 5.875%, 7–15–22 . . . . . . . . . . . . . | 1,000 | 1,040 |
| 5.875%, 11–15–24 . . . . . . . . . . . . | 379 | 376 |
| 7.750%, 7–1–26 . . . . . . . . . . . . . . | 620 | 632 |
| Frontier Communications Corp.: | | |
| 7.125%, 1–15–23 . . . . . . . . . . . . . | 81 | 36 |
| 7.625%, 4–15–24 . . . . . . . . . . . . . | 103 | 45 |
| 6.875%, 1–15–25 . . . . . . . . . . . . . | 1,122 | 496 |
| 11.000%, 9–15–25 (G) . . . . . . . . . | 1,796 | 812 |
| 8.500%, 4–1–26 (E) . . . . . . . . . . . | 2,097 | 2,097 |
| 8.000%, 4–1–27 (E) . . . . . . . . . . . | 2,643 | 2,787 |
| 9.000%, 8–15–31 . . . . . . . . . . . . . | 72 | 32 |
| GCI, Inc. | | |
| 6.875%, 4–15–25 . . . . . . . . . . . . . | 1,075 | 1,132 |
| MDC Partners, Inc. | | |
| 6.500%, 5–1–24 (E) . . . . . . . . . . . | 908 | 827 |
| Neptune Finco Corp. | | |
| 6.625%, 10–15–25 (E) . . . . . . . . . | 225 | 241 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Communication Services** (Continued) | | |
| Nexstar Escrow Corp. | | |
| 5.625%, 8–1–24 (E) . . . . . . . . . | $ 159 | $ 165 |
| West Corp. | | |
| 8.500%, 10–15–25 (E) . . . . . . . . | 2,969 | 2,386 |
| | | 20,189 |
| **Consumer Discretionary – 3.4%** | | |
| Allison Transmission, Inc. | | |
| 5.000%, 10–1–24 (E) . . . . . . . . | 178 | 182 |
| Boyne USA, Inc. | | |
| 7.250%, 5–1–25 (E) . . . . . . . . . | 476 | 519 |
| Carvana Co. | | |
| 8.875%, 10–1–23 (E) . . . . . . . . | 750 | 772 |
| Cedar Fair L.P., Magnum Management Corp., Canada's Wonderland Co. and Millennium Operations LLC | | |
| 5.375%, 4–15–27 . . . . . . . . . . . | 405 | 433 |
| Cumberland Farms, Inc. | | |
| 6.750%, 5–1–25 (E) . . . . . . . . . | 357 | 382 |
| Everi Payments, Inc. | | |
| 7.500%, 12–15–25 (E) . . . . . . . | 851 | 897 |
| Golden Nugget, Inc. | | |
| 6.750%, 10–15–24 (E) . . . . . . . | 1,042 | 1,068 |
| K Hovnanian Enterprises, Inc. | | |
| 10.000%, 7–15–22 (E) . . . . . . . | 989 | 821 |
| Laureate Education, Inc. | | |
| 8.250%, 5–1–25 (E) . . . . . . . . . | 2,838 | 3,086 |
| Lennar Corp. | | |
| 4.125%, 1–15–22 . . . . . . . . . . . | 233 | 238 |
| Nielsen Finance LLC and Nielsen Finance Co. | | |
| 5.000%, 4–15–22 (E) . . . . . . . . | 172 | 172 |
| Party City Holdings, Inc. | | |
| 6.625%, 8–1–26 (E)(G) . . . . . . . | 368 | 364 |
| Service Corp. International | | |
| 5.125%, 6–1–29 . . . . . . . . . . . . | 341 | 364 |
| Sonic Automotive, Inc.: | | |
| 5.000%, 5–15–23 . . . . . . . . . . | 815 | 825 |
| 6.125%, 3–15–27 . . . . . . . . . . | 213 | 217 |
| Staples, Inc.: | | |
| 7.500%, 4–15–26 (E) . . . . . . . . | 3,000 | 3,091 |
| 10.750%, 4–15–27 (E) . . . . . . . | 1,800 | 1,850 |
| Tesla, Inc. (GTD by SolarCity Corp.) | | |
| 5.300%, 8–15–25 (E)(G) . . . . . . | 334 | 300 |
| VOC Escrow Ltd. | | |
| 5.000%, 2–15–28 (E) . . . . . . . . | 89 | 92 |
| Volkswagen Group of America, Inc. | | |
| 4.250%, 11–13–23 (E) . . . . . . . | 1,300 | 1,385 |
| | | 17,058 |
| **Consumer Staples – 3.8%** | | |
| Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB) | | |
| 4.000%, 4–13–28 . . . . . . . . . . . | 1,150 | 1,270 |
| Bunge Ltd. Finance Corp. | | |
| 3.500%, 11–24–20 . . . . . . . . . . | 3,795 | 3,836 |
| First Quality Finance Co., Inc. | | |
| 5.000%, 7–1–25 (E) . . . . . . . . . | 322 | 333 |
| JBS USA LLC and JBS USA Finance, Inc.: | | |
| 5.875%, 7–15–24 (E) . . . . . . . . | 1,014 | 1,044 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Consumer Staples** (Continued) | | |
| 5.750%, 6–15–25 (E) . . . . . . . . . | $ 1,017 | $ 1,060 |
| JBS USA Lux S.A. and JBS USA Finance, Inc. | | |
| 6.750%, 2–15–28 (E) . . . . . . . . | 1,079 | 1,195 |
| JBS USA, JBS USA Food Co. and JBS USA Finance, Inc. (GTD by JBS S.A.): | | |
| 6.500%, 4–15–29 (E) . . . . . . . . | 270 | 300 |
| 5.500%, 1–15–30 (E) . . . . . . . . | 373 | 395 |
| Keurig Dr Pepper, Inc. | | |
| 4.597%, 5–25–28 . . . . . . . . . . . | 1,075 | 1,207 |
| NBM U.S. Holdings, Inc. | | |
| 7.000%, 5–14–26 (E) . . . . . . . . | 200 | 210 |
| Performance Food Group, Inc.: | | |
| 5.500%, 6–1–24 (E) . . . . . . . . . | 618 | 631 |
| 5.500%, 10–15–27 (E) . . . . . . . | 87 | 91 |
| Pilgrim's Pride Corp.: | | |
| 5.750%, 3–15–25 (E) . . . . . . . . | 170 | 176 |
| 5.875%, 9–30–27 (E) . . . . . . . . | 636 | 683 |
| Post Holdings, Inc.: | | |
| 5.500%, 3–1–25 (E) . . . . . . . . . | 146 | 153 |
| 5.000%, 8–15–26 (E) . . . . . . . . | 289 | 300 |
| 5.750%, 3–1–27 (E) . . . . . . . . . | 1,185 | 1,256 |
| Reynolds American, Inc. | | |
| 4.450%, 6–12–25 . . . . . . . . . . . | 1,000 | 1,067 |
| Simmons Foods, Inc.: | | |
| 7.750%, 1–15–24 (E) . . . . . . . . | 314 | 340 |
| 5.750%, 11–1–24 (E) . . . . . . . . | 2,098 | 2,045 |
| U.S. Foods, Inc. | | |
| 5.875%, 6–15–24 (E) . . . . . . . . | 694 | 715 |
| | | 18,307 |
| **Energy – 1.7%** | | |
| Bellatrix Exploration Ltd. | | |
| 8.500%, 9–11–23 . . . . . . . . . . . | 228 | 232 |
| Bellatrix Exploration Ltd. (3.000% Cash or 9.500% PIK) | | |
| 9.500%, 12–15–23 (I) . . . . . . . . | 249 | 253 |
| Brazos Valley Longhorn LLC and Brazos Valley Longhorn Finance Corp. | | |
| 6.875%, 2–1–25 . . . . . . . . . . . . | 119 | 102 |
| Callon Petroleum Co. (GTD by Callon Petroleum Operating Co.): | | |
| 6.125%, 10–1–24 . . . . . . . . . . | 200 | 197 |
| 6.375%, 7–1–26 . . . . . . . . . . . | 246 | 240 |
| Chesapeake Energy Corp.: | | |
| 7.000%, 10–1–24 (G) . . . . . . . . | 866 | 621 |
| 8.000%, 1–15–25 (G) . . . . . . . . | 74 | 54 |
| Comstock Escrow Corp. | | |
| 9.750%, 8–15–26 . . . . . . . . . . . | 2,082 | 1,738 |
| Crownrock L.P. | | |
| 5.625%, 10–15–25 (E) . . . . . . . . | 1,441 | 1,450 |
| Endeavor Energy Resources L.P.: | | |
| 5.500%, 1–30–26 (E) . . . . . . . . | 513 | 533 |
| 5.750%, 1–30–28 (E) . . . . . . . . | 347 | 369 |
| EP Energy LLC and Everest Acquisition Finance, Inc.: | | |
| 9.375%, 5–1–24 (E) . . . . . . . . . | 235 | 7 |
| 8.000%, 2–15–25 (E)(K) . . . . . . . | 248 | 6 |
| 7.750%, 5–15–26 (E) . . . . . . . . | 367 | 275 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Energy** (Continued) | | |
| Extraction Oil & Gas, Inc. | | |
| 5.625%, 2–1–26 (E) . . . . . . . . . | $ 702 | $ 430 |
| Laredo Petroleum, Inc. | | |
| 6.250%, 3–15–23 (G) . . . . . . . . . | 185 | 162 |
| Moss Creek Resources Holdings, Inc. | | |
| 7.500%, 1–15–26 (E) . . . . . . . . | 981 | 722 |
| Nine Energy Service, Inc. | | |
| 8.750%, 11–1–23 (E) . . . . . . . . | 375 | 304 |
| QEP Resources, Inc. | | |
| 5.625%, 3–1–26 . . . . . . . . . . . . | 309 | 266 |
| Reliance Holding USA, Inc. | | |
| 4.500%, 10–19–20 (E) . . . . . . . | 500 | 510 |
| Sanchez Energy Corp. | | |
| 7.250%, 2–15–23 (E)(G)(K) . . . . . . | 122 | 88 |
| SESI LLC | | |
| 7.125%, 12–15–21 . . . . . . . . . . | 159 | 108 |
| Ultra Resources, Inc. (9.000% Cash or 2.000% PIK) | | |
| 11.000%, 7–12–24 (I) . . . . . . . . | 188 | 26 |
| | | 8,693 |
| **Financials – 6.7%** | | |
| Amwins Group, Inc. | | |
| 7.750%, 7–1–26 (E) . . . . . . . . . | 607 | 653 |
| Bank of America Corp. | | |
| 3.593%, 7–21–28 . . . . . . . . . . . | 1,200 | 1,269 |
| BBVA Bancomer S.A.: | | |
| 6.500%, 3–10–21 (E) . . . . . . . . | 265 | 276 |
| 5.350%, 11–12–29 . . . . . . . . . . | 200 | 199 |
| 5.875%, 9–13–34 (E) . . . . . . . . | 1,300 | 1,292 |
| BCPE Cycle Merger Sub II, Inc. | | |
| 10.625%, 7–15–27 (E) . . . . . . . | 990 | 955 |
| Citigroup, Inc. | | |
| 3.520%, 10–27–28 . . . . . . . . . . | 1,250 | 1,309 |
| Compass Group Diversified Holdings LLC | | |
| 8.000%, 5–1–26 (E) . . . . . . . . . | 488 | 516 |
| Cooperatieve Rabobank U.A. | | |
| 3.125%, 4–26–21 . . . . . . . . . . . | 1,000 | 1,017 |
| CURO Group Holdings Corp. | | |
| 8.250%, 9–1–25 (E) . . . . . . . . . | 564 | 492 |
| Ford Motor Credit Co. LLC | | |
| 3.096%, 5–4–23 . . . . . . . . . . . . | 1,300 | 1,276 |
| Goldman Sachs Group, Inc. (The) | | |
| 3.814%, 4–23–29 . . . . . . . . . . . | 2,300 | 2,438 |
| GTCR AP Finance, Inc. | | |
| 8.000%, 5–15–27 (E) . . . . . . . . | 1,119 | 1,150 |
| HSBC USA, Inc. | | |
| 2.750%, 8–7–20 . . . . . . . . . . . . | 1,000 | 1,006 |
| Hub International Ltd. | | |
| 7.000%, 5–1–26 (E) . . . . . . . . . | 918 | 944 |
| Industrial and Commercial Bank of China Ltd. | | |
| 2.957%, 11–8–22 . . . . . . . . . . . | 750 | 755 |
| JPMorgan Chase & Co. | | |
| 3.540%, 5–1–28 . . . . . . . . . . . . | 1,750 | 1,843 |
| MetLife, Inc. | | |
| 10.750%, 8–1–39 . . . . . . . . . . . | 530 | 853 |
| MSCI, Inc. | | |
| 5.250%, 11–15–24 (E) . . . . . . . . | 67 | 69 |
| National Australia Bank Ltd. | | |
| 3.625%, 6–20–23 . . . . . . . . . . . | 1,500 | 1,578 |

SEPTEMBER 30, 2019

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Financials** (Continued) | | |
| New Cotai LLC and New Cotai Capital Corp. (10.625% Cash or 10.625% PIK) | | |
| 10.625%, 5–1–19 (E)(I)(K) | $ 3,519 | $ 1,865 |
| NFP Corp. | | |
| 6.875%, 7–15–25 (E) | 2,595 | 2,576 |
| Provident Funding Associates L.P. and PFG Finance Corp. | | |
| 6.375%, 6–15–25 (E) | 656 | 638 |
| Quicken Loans, Inc. | | |
| 5.750%, 5–1–25 (E) | 1,170 | 1,206 |
| Rabobank Nederland | | |
| 2.500%, 1–19–21 | 750 | 754 |
| Refinitiv U.S. Holdings, Inc.: | | |
| 6.250%, 5–15–26 (E) | 494 | 530 |
| 8.250%, 11–15–26 (E) | 1,135 | 1,253 |
| TerraForm Global Operating LLC (GTD by TerraForm Global LLC) | | |
| 6.125%, 3–1–26 (E) | 1,150 | 1,182 |
| TMX Finance LLC and TitleMax Finance Corp. | | |
| 11.125%, 4–1–23 (E) | 708 | 655 |
| Wells Fargo & Co. | | |
| 4.300%, 7–22–27 | 1,175 | 1,285 |
| Wells Fargo & Co. (3–Month U.S. LIBOR plus 377 bps) | | |
| 5.889%, 3–29–49 (F) | 726 | 735 |
| | | 32,569 |
| **Health Care – 3.2%** | | |
| Avantor, Inc. | | |
| 9.000%, 10–1–25 (E) | 1,320 | 1,483 |
| Bausch Health Cos., Inc.: | | |
| 6.125%, 4–15–25 (E) | 419 | 435 |
| 9.000%, 12–15–25 (E) | 167 | 187 |
| Bayer U.S. Finance II LLC | | |
| 2.850%, 4–15–25 (E) | 1,000 | 964 |
| Eagle Holding Co. II LLC (7.750% Cash or 7.750% PIK) | | |
| 7.750%, 5–15–22 (E)(I) | 1,080 | 1,088 |
| Envision Healthcare Corp. | | |
| 8.750%, 10–15–26 (E) | 498 | 304 |
| Fresenius U.S. Finance II, Inc.: | | |
| 4.250%, 2–1–21 (E) | 600 | 613 |
| 4.500%, 1–15–23 (E) | 2,500 | 2,619 |
| Heartland Dental LLC | | |
| 8.500%, 5–1–26 (E) | 894 | 868 |
| Hologic, Inc. | | |
| 4.625%, 2–1–28 (E) | 154 | 159 |
| Par Pharmaceutical, Inc. | | |
| 7.500%, 4–1–27 (E) | 642 | 584 |
| Regional Care Hospital Partners Holdings, Inc. and Legend Merger Sub, Inc. | | |
| 9.750%, 12–1–26 (E) | 2,036 | 2,178 |
| Surgery Center Holdings, Inc. | | |
| 10.000%, 4–15–27 (E) | 1,074 | 1,090 |
| Valeant Pharmaceuticals International, Inc.: | | |
| 9.250%, 4–1–26 (E) | 488 | 554 |
| 8.500%, 1–31–27 (E) | 604 | 678 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Health Care** (Continued) | | |
| Verscend Holding Corp. | | |
| 9.750%, 8–15–26 (E) | $ 1,816 | $ 1,934 |
| | | 15,738 |
| **Industrials – 1.5%** | | |
| Ahern Rentals, Inc. | | |
| 7.375%, 5–15–23 (E) | 770 | 655 |
| Apex Tool Group LLC and BC Mountain Finance, Inc. | | |
| 9.000%, 2–15–23 (E) | 126 | 112 |
| BAE Systems Holdings, Inc. | | |
| 3.800%, 10–7–24 (E) | 1,100 | 1,155 |
| JELD–WEN, Inc. | | |
| 4.875%, 12–15–27 (E) | 132 | 131 |
| Prime Security Services Borrower LLC and Prime Finance, Inc. | | |
| 9.250%, 5–15–23 (E) | 1,050 | 1,104 |
| Standard Industries, Inc. | | |
| 4.750%, 1–15–28 (E) | 68 | 70 |
| TransDigm UK Holdings plc | | |
| 6.875%, 5–15–26 | 413 | 444 |
| TransDigm, Inc. (GTD by TransDigm Group, Inc.): | | |
| 6.500%, 7–15–24 | 1,372 | 1,415 |
| 6.500%, 5–15–25 | 215 | 223 |
| 6.250%, 3–15–26 (E) | 933 | 1,002 |
| 6.375%, 6–15–26 | 287 | 302 |
| 7.500%, 3–15–27 | 474 | 515 |
| United Rentals (North America), Inc. (GTD by United Rentals, Inc.) | | |
| 5.875%, 9–15–26 | 151 | 161 |
| Waste Pro USA, Inc. | | |
| 5.500%, 2–15–26 (E) | 94 | 97 |
| XPO Logistics, Inc. | | |
| 6.750%, 8–15–24 (E) | 901 | 975 |
| | | 8,361 |
| **Information Technology – 1.2%** | | |
| Cardtronics, Inc. and Cardtronics USA, Inc. | | |
| 5.500%, 5–1–25 (E) | 158 | 160 |
| Italics Merger Sub, Inc. | | |
| 7.125%, 7–15–23 (E) | 1,607 | 1,635 |
| Itron, Inc. | | |
| 5.000%, 1–15–26 (E) | 56 | 58 |
| j2 Cloud Services LLC and j2 Global, Inc. | | |
| 6.000%, 7–15–25 (E) | 270 | 285 |
| NCR Corp.: | | |
| 5.750%, 9–1–27 (E) | 174 | 180 |
| 6.125%, 9–1–29 (E) | 174 | 183 |
| NCR Escrow Corp. | | |
| 6.375%, 12–15–23 | 965 | 991 |
| Orbcomm, Inc. | | |
| 8.000%, 4–1–24 (E)(G) | 867 | 893 |
| Pioneer Holding Corp. | | |
| 9.000%, 11–1–22 (E) | 713 | 749 |
| Riverbed Technology, Inc. and Project Homestake Merger Corp. | | |
| 8.875%, 3–1–23 (E)(G) | 1,133 | 612 |
| | | 5,746 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Materials – 1.0%** | | |
| American Greetings Corp. | | |
| 8.750%, 4–15–25 (E) | $ 897 | $ 816 |
| Glencore Funding LLC | | |
| 4.125%, 3–12–24 (E) | 1,200 | 1,262 |
| Greif, Inc. | | |
| 6.500%, 3–1–27 (E) | 608 | 645 |
| Hillman Group, Inc. (The) | | |
| 6.375%, 7–15–22 (E) | 1,061 | 995 |
| Kraton Polymers LLC and Kraton Polymers Capital Corp. | | |
| 7.000%, 4–15–25 (E) | 210 | 219 |
| Novelis Corp. (GTD by Novelis, Inc.): | | |
| 6.250%, 8–15–24 (E) | 447 | 467 |
| 5.875%, 9–30–26 (E) | 137 | 144 |
| Pinnacle Operating Corp. | | |
| 9.000%, 5–15–23 (E) | 560 | 196 |
| Reynolds Group Issuer, Inc., Reynolds Group Issuer LLC and Reynolds Group Issuer (Luxembourg) S.A. | | |
| 5.125%, 7–15–23 (E) | 67 | 69 |
| Sasol Financing USA LLC (GTD by Sasol Ltd.) | | |
| 6.500%, 9–27–28 (E) | 200 | 221 |
| TPC Group, Inc. | | |
| 10.500%, 8–1–24 (E) | 50 | 52 |
| Valvoline Finco Two LLC | | |
| 5.500%, 7–15–24 | 150 | 156 |
| | | 5,242 |
| **Real Estate – 0.5%** | | |
| Aircastle Ltd. | | |
| 4.400%, 9–25–23 | 1,100 | 1,156 |
| Crown Castle International Corp. | | |
| 3.700%, 6–15–26 | 1,500 | 1,590 |
| | | 2,746 |
| **Utilities – 0.5%** | | |
| Clearway Energy Operating LLC | | |
| 5.750%, 10–15–25 (E) | 371 | 390 |
| Great Plains Energy, Inc. | | |
| 4.850%, 6–1–21 | 1,500 | 1,553 |
| NRG Yield Operating LLC | | |
| 5.000%, 9–15–26 | 384 | 393 |
| Pattern Energy Group, Inc., Convertible | | |
| 4.000%, 7–15–20 | 190 | 199 |
| | | 2,535 |
| **Total United States – 27.6%** | | 137,184 |
| **Venezuela** | | |
| **Financials – 0.7%** | | |
| Corporacion Andina de Fomento: | | |
| 3.250%, 2–11–22 | 1,600 | 1,629 |
| 4.375%, 6–15–22 | 1,500 | 1,579 |
| | | 3,208 |
| **Total Venezuela – 0.7%** | | 3,208 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Vietnam** | | |
| Energy – 0.1% | | |
| Mong Duong Finance Holdings B.V. 5.125%, 5–7–29 (E) . . . . . . . . . | $ 650 | $ 663 |
| **Total Vietnam – 0.1%** | | 663 |
| **TOTAL CORPORATE DEBT SECURITIES – 57.5%** | | $289,010 |
| (Cost: $287,552) | | |

## MORTGAGE–BACKED SECURITIES

| | Principal | Value |
|---|---|---|
| **Cayman Islands – 0.2%** | | |
| ALM Loan Funding VII R-2 Ltd., Series 2013-7R2A, Class DR2 (3-Month U.S. LIBOR plus 600 bps) 8.303%, 10–15–27 (E)(F) . . . . . . | 1,000 | 946 |
| Highbridge Loan Management Ltd., Series 2014-4A, Class DR (3-Month U.S. LIBOR plus 555 bps) 7.806%, 1–28–30 (E)(F) . . . . . . . | 250 | 227 |
| | | 1,173 |
| **United States – 1.0%** | | |
| Ashford Hospitality Trust, Series 2018-ASHF, Class F (1-Month U.S. LIBOR plus 410 bps) 6.128%, 4–15–35 (E)(F) . . . . . . . | 600 | 604 |
| Atrium Hotel Portfolio Trust, Series 2017-ATRM, Class F (1-Month U.S. LIBOR plus 420 bps) 6.228%, 12–15–36 (E)(F) . . . . . . | 400 | 402 |
| JPMorgan Chase Commercial Mortgage Securities Corp., Series 2014-FRR1, Class A–K10 4.286%, 11–27–49 (E) . . . . . . . . | 2,089 | 2,086 |
| PNMAC GMSR Issuer Trust, Series 2018-GT1 (1-Month U.S. LIBOR plus 285 bps) 4.868%, 2–25–23 (E)(F) . . . . . . . | 2,000 | 2,001 |
| | | 5,093 |
| **TOTAL MORTGAGE–BACKED SECURITIES – 1.2%** | | $ 6,266 |
| (Cost: $6,308) | | |

## OTHER GOVERNMENT SECURITIES (L)

| | Principal | Value |
|---|---|---|
| **Argentina – 0.5%** | | |
| Republic of Argentina: | | |
| 6.875%, 4–22–21 . . . . . . . . . . | 3,100 | 1,519 |
| 5.625%, 1–26–22 . . . . . . . . . . | 1,700 | 731 |
| | | 2,250 |

## OTHER GOVERNMENT SECURITIES (L) (Continued)

| | Principal | Value |
|---|---|---|
| **Brazil – 0.5%** | | |
| Federative Republic of Brazil 4.875%, 1–22–21 . . . . . . . . . . . | $ 2,500 | $2,586 |
| **Bulgaria – 0.0%** | | |
| Bulgaria Government Bond 3.125%, 3–26–35 (H) . . . . . . . . | EUR 100 | 142 |
| **Columbia – 0.7%** | | |
| Republic of Colombia: | | |
| 4.375%, 7–12–21 . . . . . . . . . . . . | $ 1,300 | 1,346 |
| 2.625%, 3–15–23 . . . . . . . . . . . | 1,100 | 1,104 |
| 4.500%, 3–15–29 . . . . . . . . . . . | 800 | 889 |
| | | 3,339 |
| **Indonesia – 1.9%** | | |
| Republic of Indonesia: | | |
| 3.750%, 4–25–22 (E) . . . . . . . . . | 6,000 | 6,186 |
| 2.950%, 1–11–23 . . . . . . . . . . . . | 3,300 | 3,341 |
| | | 9,527 |
| **Mexico – 0.5%** | | |
| United Mexican States: | | |
| 3.625%, 3–15–22 . . . . . . . . . . . . | 1,550 | 1,600 |
| 4.150%, 3–28–27 . . . . . . . . . . . . | 1,000 | 1,059 |
| | | 2,659 |
| **Panama – 0.2%** | | |
| Republic of Panama 3.750%, 4–17–26 . . . . . . . . . . . . | 900 | 946 |
| **Poland – 1.3%** | | |
| Republic of Poland 5.125%, 4–21–21 . . . . . . . . . . . . . | 6,000 | 6,291 |
| **Qatar – 0.6%** | | |
| Qatar Government Bond: | | |
| 2.375%, 6–2–21 (E) . . . . . . . . . . | 2,000 | 2,003 |
| 3.250%, 6–2–26 (E) . . . . . . . . . . | 1,000 | 1,050 |
| | | 3,053 |
| **Russia – 0.0%** | | |
| Russia Government Bond 5.100%, 3–28–35 (E) . . . . . . . . . | 200 | 227 |
| **Saudi Arabia – 0.5%** | | |
| Saudi Arabia Government Bond: | | |
| 2.375%, 10–26–21 (E) . . . . . . . . | 1,500 | 1,502 |
| 2.875%, 3–4–23 (E) . . . . . . . . . . | 1,000 | 1,015 |
| | | 2,517 |
| **Serbia – 0.0%** | | |
| Republic of Serbia 1.500%, 6–26–29 (E)(H) . . . . . . . | EUR 200 | 227 |
| **South Africa – 0.3%** | | |
| Republic of South Africa 4.875%, 4–14–26 . . . . . . . . . . . . | $ 1,600 | 1,652 |

## OTHER GOVERNMENT SECURITIES (L) (Continued)

| | Principal | Value |
|---|---|---|
| **Turkey – 0.4%** | | |
| Turkey Government Bond: | | |
| 7.000%, 6–5–20 . . . . . . . . . . . | $ 200 | $ 205 |
| 6.250%, 9–26–22 . . . . . . . . . . | 300 | 308 |
| 6.350%, 8–10–24 . . . . . . . . . . | 1,250 | 1,272 |
| | | 1,785 |
| **Uruguay – 0.1%** | | |
| Republica Orient Uruguay 4.500%, 8–14–24 . . . . . . . . . . | 600 | 647 |
| **TOTAL OTHER GOVERNMENT SECURITIES – 7.5%** | | $37,848 |
| (Cost: $39,733) | | |

## LOANS (F)

| | Principal | Value |
|---|---|---|
| **Canada** | | |
| Consumer Discretionary – 0.2% | | |
| KIK Custom Products, Inc. (ICE LIBOR plus 400 bps) 6.256%, 5–15–23 . . . . . . . . . . . | 850 | 804 |
| Industrials – 0.2% | | |
| Garda World Security Corp. (ICE LIBOR plus 400 bps): | | |
| 5.632%, 5–26–24 . . . . . . . . . . | 188 | 188 |
| 7.500%, 5–26–24 . . . . . . . . . . | —* | —* |
| Kestrel Bidco, Inc. 0.000%, 10–8–26 (M) . . . . . . . . | 250 | 252 |
| | | 440 |
| Information Technology – 0.0% | | |
| Kronos Acquisition Holdings, Inc. (ICE LIBOR plus 700 bps) 9.256%, 5–15–23 (B) . . . . . . . . . | 95 | 93 |
| **Total Canada – 0.4%** | | 1,337 |
| **Cayman Islands** | | |
| Industrials – 0.1% | | |
| Agro Merchants Intermediate Holdings L.P. (ICE LIBOR plus 375 bps) 5.854%, 12–6–24 (B) . . . . . . . . . | 246 | 246 |
| **Total Cayman Islands – 0.1%** | | 246 |
| **France** | | |
| Health Care – 0.2% | | |
| Bio Lam LCD SELAS (3-Month EURIBOR plus 375 bps) 3.750%, 4–30–26 (H) . . . . . . . . | EUR 500 | 547 |
| HomeVi SAS (3-Month EURIBOR plus 325 bps) 3.000%, 10–30–24 (H) . . . . . . . | 500 | 548 |
| | | 1,095 |
| **Total France – 0.2%** | | 1,095 |

## Column 1

| LOANS (F) (Continued) | | Principal | Value |
|---|---|---|---|
| **Germany** | | | |
| Consumer Staples – 0.1% | | | |
| Douglas Holding AG (3-Month EURIBOR plus 325 bps) 3.250%, 8–13–22 (H) | EUR | 313 | $ 310 |
| Financials – 0.1% | | | |
| Jade Germany GmbH (3-Month EURIBOR plus 475 bps) 5.750%, 5–31–23 (H) | | 489 | 486 |
| Health Care – 0.1% | | | |
| Nidda Healthcare Holding GmbH (3-Month EURIBOR plus 400 bps) 4.000%, 8–21–24 (H) | | 250 | 275 |
| **Total Germany – 0.3%** | | | 1,071 |
| **Ireland** | | | |
| Financials – 0.0% | | | |
| ION Trading Finance Ltd. (ICE LIBOR plus 400 bps) 6.064%, 11–21–24 | $ | 278 | 264 |
| **Total Ireland – 0.0%** | | | 264 |
| **Isle Of Man** | | | |
| Consumer Discretionary – 0.1% | | | |
| GVC Holdings plc (ICE LIBOR plus 250 bps) 4.446%, 3–16–24 | | 246 | 246 |
| **Total Isle Of Man – 0.1%** | | | 246 |
| **Jersey** | | | |
| Financials – 0.1% | | | |
| Capri Acquisitions Bidco Ltd. 0.000%, 11–30–24 (H)(M) | EUR | 300 | 326 |
| **Total Jersey – 0.1%** | | | 326 |
| **Luxembourg** | | | |
| Communication Services – 0.0% | | | |
| eircom Finco S.a.r.l. 0.000%, 5–15–26 (H)(M) | | 250 | 274 |
| Financials – 0.1% | | | |
| Auris Luxembourg III S.a.r.l. (3-Month EURIBOR plus 400 bps) 4.000%, 2–21–26 (H) | | 475 | 522 |
| Materials – 0.1% | | | |
| Archroma Finance S.a.r.l. (3-Month ICE LIBOR plus 425 bps) 6.341%, 7–11–24 (B) | $ | 347 | 347 |
| **Total Luxembourg – 0.2%** | | | 1,143 |

## Column 2

| LOANS (F) (Continued) | | Principal | Value |
|---|---|---|---|
| **Netherlands** | | | |
| Financials – 0.1% | | | |
| BCPE Max Dutch Bidco B.V. (3-Month EURIBOR plus 475 bps) 4.750%, 10–31–25 (H) | EUR | 213 | $ 233 |
| Ziggo Secured Finance B.V. (3-Month EURIBOR plus 300 bps) 3.000%, 4–15–25 (H) | | 250 | 274 |
| | | | 507 |
| **Total Netherlands – 0.1%** | | | 507 |
| **Saint Lucia** | | | |
| Communication Services – 0.2% | | | |
| Digicel International Finance Ltd. (ICE LIBOR plus 325 bps) 5.340%, 5–27–24 | $ | 894 | 772 |
| **Total Saint Lucia – 0.2%** | | | 772 |
| **Spain** | | | |
| Energy – 0.1% | | | |
| Piolin BidCo 0.000%, 9–27–26 (H)(M) | EUR | 250 | 274 |
| **Total Spain – 0.1%** | | | 274 |
| **Sweden** | | | |
| Health Care – 0.1% | | | |
| Unilabs Diagnostics AB (3-Month EURIBOR plus 300 bps) 3.000%, 4–30–24 (H) | | 250 | 272 |
| **Total Sweden – 0.1%** | | | 272 |
| **United Kingdom** | | | |
| Health Care – 0.1% | | | |
| Elysium Healthcare Holdings 3 Ltd. (ICE LIBOR plus 525 bps) 6.008%, 4–4–25 (H) | GBP | 500 | 593 |
| **Total United Kingdom – 0.1%** | | | 593 |
| **United States** | | | |
| Communication Services – 1.5% | | | |
| Advantage Sales & Marketing, Inc. (ICE LIBOR plus 325 bps) 5.294%, 7–25–21 | $ | 400 | 370 |
| Advantage Sales & Marketing, Inc. (ICE LIBOR plus 650 bps) 8.544%, 7–25–22 | | 530 | 457 |
| CenturyLink, Inc. (ICE LIBOR plus 275 bps): | | | |
| 4.794%, 9–30–22 | | 946 | 948 |
| 4.794%, 1–31–25 | | 646 | 641 |
| Clear Channel Outdoor Holdings, Inc. (ICE LIBOR plus 350 bps) 5.544%, 8–23–26 | | 1,195 | 1,198 |

## Column 3

| LOANS (F) (Continued) | | Principal | Value |
|---|---|---|---|
| Communication Services *(Continued)* | | | |
| CSC Holdings LLC (ICE LIBOR plus 225 bps) 4.278%, 7–17–25 | $ | 210 | $ 210 |
| Level 3 Financing, Inc. (ICE LIBOR plus 225 bps) 4.294%, 2–22–24 | | 220 | 220 |
| Liberty Cablevision of Puerto Rico LLC (ICE LIBOR plus 350 bps) 5.528%, 1–7–22 (B) | | 18 | 18 |
| Nexstar Broadcasting, Inc. (3-Month ICE LIBOR plus 275 bps) 4.807%, 9–19–26 | | 250 | 251 |
| Recorded Books, Inc. (ICE LIBOR plus 450 bps) 6.544%, 8–31–25 | | 219 | 219 |
| Sinclair Television Group, Inc. 0.000%, 9–30–26 (M) | | 135 | 135 |
| Sinclair Television Group, Inc. (ICE LIBOR plus 250 bps) 4.540%, 9–30–26 | | 115 | 116 |
| Univision Communications, Inc. (ICE LIBOR plus 275 bps) 4.794%, 3–15–24 | | 300 | 291 |
| West Corp. (3–Month ICE LIBOR plus 400 bps) 6.044%, 10–10–24 | | 2,046 | 1,825 |
| | | | 6,899 |
| Consumer Discretionary – 2.6% | | | |
| Asurion LLC (ICE LIBOR plus 600 bps) 8.544%, 8–4–25 | | 731 | 742 |
| BARBRI, Inc. (ICE LIBOR plus 425 bps) 6.463%, 12–1–23 | | 223 | 220 |
| Belk, Inc. (ICE LIBOR plus 475 bps) 6.803%, 12–10–22 | | 403 | 292 |
| CEC Entertainment, Inc. (ICE LIBOR plus 650 bps) 8.544%, 8–30–26 | | 744 | 727 |
| CIF Times Square Mezz 1 LLC and CPTS Hotel Lessee Mezz 1 LLC (1-Month U.S. LIBOR plus 600 bps) 8.043%, 5–9–20 | | 204 | 205 |
| Cosmopolitan of Las Vegas (The) (1-Month U.S. LIBOR plus 525 bps) 7.278%, 11–9–19 | | 800 | 801 |
| frontdoor, Inc. (ICE LIBOR plus 250 bps) 4.563%, 8–16–25 | | 248 | 249 |
| Hotel del Coronado (1-Month U.S. LIBOR plus 500 bps) 7.028%, 8–9–20 | | 120 | 119 |
| Hudson Delano Senior Mezz LLC (1-Month U.S. LIBOR plus 650 bps) 8.528%, 2–9–20 | | 1,300 | 1,302 |
| International Cruise & Excursion Gallery, Inc. (ICE LIBOR plus 525 bps) 7.294%, 6–8–25 | | 198 | 193 |
| Jo-Ann Stores, Inc. (ICE LIBOR plus 500 bps): | | | |
| 7.259%, 10–16–23 | | 564 | 385 |
| 7.046%, 10–16–23 | | 21 | 14 |

| LOANS (F) (Continued) | Principal | Value |
|---|---|---|
| Consumer Discretionary (Continued) | | |
| Jo-Ann Stores, Inc. (ICE LIBOR plus 925 bps) 11.511%, 5–21–24 | $ 784 | $ 243 |
| Neiman Marcus Group Ltd., Inc. (3-Month ICE LIBOR plus 325 bps) 8.057%, 10–25–20 | 328 | 248 |
| Neiman Marcus Group Ltd., Inc. (ICE LIBOR plus 325 bps) 0.000%, 10–25–20 (M) | 31 | 24 |
| NPC International, Inc. (ICE LIBOR plus 750 bps) 9.544%, 4–18–25 | 616 | 176 |
| Penn National Gaming, Inc. (ICE LIBOR plus 225 bps) 4.294%, 10–19–23 (B) | 91 | 91 |
| PETCO Animal Supplies, Inc. (ICE LIBOR plus 325 bps) 5.506%, 1–26–23 | 231 | 174 |
| PetSmart, Inc. 0.000%, 3–11–22 (M) | 471 | 459 |
| PetSmart, Inc. (3–Month ICE LIBOR plus 300 bps) 6.040%, 3–11–22 | 1,080 | 1,052 |
| Rough Country LLC (ICE LIBOR plus 375 bps) 5.794%, 5–25–23 (B) | 236 | 233 |
| SIWF Holdings, Inc. (ICE LIBOR plus 425 bps) 6.304%, 6–15–25 | 796 | 783 |
| Staples, Inc. (ICE LIBOR plus 500 bps) 7.123%, 4–12–26 | 1,077 | 1,062 |
| Talbots, Inc. (The) (ICE LIBOR plus 700 bps) 9.044%, 11–28–22 (B) | 944 | 923 |
| Times Square JV LLC and CPTS Hotel Lessee LLC (1-Month U.S. LIBOR plus 600 bps) 8.043%, 5–9–20 | 550 | 550 |
| TRLG Intermediate Holdings LLC 10.000%, 10–27–22 (B) | 146 | 138 |
| United PF Holdings LLC (ICE LIBOR plus 450 bps): 6.544%, 6–14–26 | 489 | 486 |
| 0.000%, 6–14–26 (M) | 56 | 56 |
| Wheel Pros, Inc. (ICE LIBOR plus 475 bps) 6.794%, 4–4–25 | 247 | 242 |
| | | 12,189 |
| Energy – 1.1% | | |
| Bowie Resources Holdings LLC (ICE LIBOR plus 1,075 bps) 12.874%, 2–16–21 | 266 | 249 |
| Bowie Resources Holdings LLC (ICE LIBOR plus 575 bps) 7.874%, 8–12–20 | 913 | 890 |
| California Resources Corp. (ICE LIBOR plus 1,037.50 bps) 12.419%, 12–31–21 | 510 | 443 |
| California Resources Corp. (ICE LIBOR plus 475 bps) 6.794%, 12–31–22 | 376 | 333 |

| LOANS (F) (Continued) | Principal | Value |
|---|---|---|
| Energy (Continued) | | |
| EG America LLC (ICE LIBOR plus 400 bps) 6.104%, 2–5–25 | $ 293 | $ 289 |
| EPIC Crude Services L.P. (ICE LIBOR plus 500 bps) 7.040%, 3–1–26 | 1,100 | 1,041 |
| Foresight Energy LLC (ICE LIBOR plus 725 bps) 7.874%, 3–28–22 | 1,584 | 839 |
| Lower Cadence Holdings LLC (ICE LIBOR plus 400 bps) 6.054%, 5–8–26 | 368 | 358 |
| Westmoreland Coal Co. (ICE LIBOR plus 650 bps) 10.389%, 3–15–22 | 168 | 168 |
| Westmoreland Mining Holdings LLC (15.000% Cash or 15.000% PIK) 15.000%, 3–15–29 (I) | 458 | 336 |
| | | 4,946 |
| Financials – 1.5% | | |
| Alliant Holdings Intermediate LLC (ICE LIBOR plus 300 bps) 5.054%, 5–10–25 | 36 | 35 |
| Amynta Agency Borrower, Inc. (ICE LIBOR plus 400 bps) 6.544%, 2–28–25 | 1,819 | 1,763 |
| Amynta Agency Borrower, Inc. (ICE LIBOR plus 850 bps) 10.544%, 2–28–26 | 545 | 549 |
| AqGen Ascensus, Inc. (ICE LIBOR plus 350 bps) 6.200%, 12–3–22 | 553 | 554 |
| Edelman Financial Holdings II, Inc. (ICE LIBOR plus 675 bps) 8.807%, 7–20–26 | 780 | 778 |
| Gulf Finance LLC (ICE LIBOR plus 525 bps): 7.360%, 8–25–23 | 1,019 | 770 |
| HarbourVest Partners LLC (ICE LIBOR plus 225 bps) 4.278%, 3–1–25 | 222 | 222 |
| Hudson River Trading LLC (3-Month U.S. LIBOR plus 350 bps) 5.544%, 4–3–25 | 641 | 641 |
| Jane Street Group LLC (ICE LIBOR plus 300 bps) 5.044%, 8–25–22 | 975 | 972 |
| MA FinanceCo. LLC (ICE LIBOR plus 275 bps) 4.544%, 6–21–24 | 37 | 36 |
| New Cotai LLC 0.000%, 7–20–20 (M) | 16 | 16 |
| New Cotai LLC (U.S. Prime Rate plus 25 bps) 5.250%, 7–20–20 | 10 | 10 |
| NFP Corp. (ICE LIBOR plus 300 bps) 5.044%, 1–8–24 | 528 | 518 |
| Refinitiv U.S. Holdings, Inc. (3-Month EURIBOR plus 400 bps) 4.000%, 10–1–25 (H) | EUR 248 | 273 |
| | | 7,137 |

| LOANS (F) (Continued) | Principal | Value |
|---|---|---|
| Health Care – 2.0% | | |
| Albany Molecular Research, Inc. (ICE LIBOR plus 325 bps) 5.294%, 8–31–24 | $ 245 | $ 241 |
| Amneal Pharmaceuticals LLC 0.000%, 3–23–25 (M) | 150 | 127 |
| Amneal Pharmaceuticals LLC (ICE LIBOR plus 350 bps) 5.563%, 5–4–25 | 347 | 295 |
| BioClinica Holding I L.P. (ICE LIBOR plus 425 bps) 6.438%, 10–20–23 | 146 | 140 |
| BW NHHC Holdco, Inc. (ICE LIBOR plus 500 bps) 7.054%, 5–15–25 (B) | 247 | 205 |
| Concordia International Corp. (ICE LIBOR plus 550 bps) 7.528%, 9–6–24 | 221 | 208 |
| Emerald TopCo, Inc. (ICE LIBOR plus 350 bps) 5.544%, 7–22–26 | 250 | 249 |
| Envision Healthcare Corp. (ICE LIBOR plus 375 bps) 5.794%, 10–10–25 | 248 | 202 |
| Exactech, Inc. (ICE LIBOR plus 375 bps) 5.794%, 2–14–25 | 246 | 246 |
| Gentiva Health Services, Inc. (3-Month ICE LIBOR plus 375 bps) 5.813%, 7–2–25 | 1,413 | 1,420 |
| Hanger, Inc. (ICE LIBOR plus 350 bps) 5.544%, 3–6–25 | 246 | 247 |
| Heartland Dental LLC 0.000%, 4–30–25 (M) | 17 | 17 |
| Heartland Dental LLC (ICE LIBOR plus 375 bps) 5.794%, 4–30–25 | 768 | 751 |
| LifeScan Global Corp. (3-Month ICE LIBOR plus 950 bps) 12.160%, 10–1–25 | 122 | 106 |
| LSCS Holdings, Inc. (ICE LIBOR plus 425 bps): 6.314%, 3–9–25 | 166 | 165 |
| 6.314%, 3–17–25 | 43 | 42 |
| Patterson Medical Holdings, Inc. (ICE LIBOR plus 475 bps) 7.006%, 8–28–22 | 245 | 226 |
| Regional Care Hospital Partners Holdings, Inc. (ICE LIBOR plus 450 bps) 6.554%, 11–16–25 | 1,152 | 1,153 |
| Syneos Health, Inc. (ICE LIBOR plus 200 bps) 4.044%, 8–1–24 | 135 | 135 |
| Team Health Holdings, Inc. (ICE LIBOR plus 275 bps) 4.794%, 2–6–24 | 147 | 121 |
| U.S. Renal Care, Inc. (3-Month ICE LIBOR plus 500 bps) 7.063%, 6–14–26 | 1,986 | 1,872 |
| Verscend Holding Corp. (ICE LIBOR plus 450 bps) 6.544%, 8–27–25 | 1,733 | 1,737 |
| | | 9,905 |

# SCHEDULE OF INVESTMENTS IVY APOLLO STRATEGIC INCOME FUND *(in thousands)*

SEPTEMBER 30, 2019

| LOANS (F) (Continued) | Principal | Value |
|---|---|---|
| **Industrials – 1.6%** | | |
| Advanced Drainage Systems, Inc. | | |
| 0.000%, 9–18–26 (M) .......... | $ 250 | $ 251 |
| APCO Holdings, Inc. (ICE LIBOR plus 550 bps) | | |
| 7.550%, 6–8–25 (B) ........... | 183 | 179 |
| C.H.I. Overhead Doors, Inc. (ICE LIBOR plus 375 bps) | | |
| 5.294%, 7–31–22 .............. | 436 | 436 |
| Dynacast International LLC (ICE LIBOR plus 850 bps): | | |
| 0.000%, 1–30–23 (B)(M) ........ | 630 | 608 |
| 10.604%, 1–30–23 (B) .......... | 683 | 659 |
| Form Technologies LLC (ICE LIBOR plus 325 bps) | | |
| 5.354%, 1–28–22 .............. | 302 | 289 |
| MB Aerospace Holdings II Corp. (ICE LIBOR plus 350 bps) | | |
| 5.544%, 1–22–25 (B) ........... | 246 | 240 |
| McDermott Technology (Americas), Inc. (ICE LIBOR plus 500 bps) | | |
| 7.104%, 5–10–25 .............. | 1,060 | 667 |
| PAE Holding Corp. (ICE LIBOR plus 550 bps) | | |
| 7.604%, 10–20–22 ............ | 1,389 | 1,389 |
| PAE Holding Corp. (ICE LIBOR plus 950 bps) | | |
| 11.604%, 10–20–23 ............ | 134 | 131 |
| PT Holdings LLC (ICE LIBOR plus 400 bps) | | |
| 6.044%, 12–7–24 .............. | 449 | 437 |
| Red Ventures LLC (ICE LIBOR plus 400 bps) | | |
| 5.044%, 11–8–24 .............. | 294 | 295 |
| SH 130 Concession Co. LLC (3-Month ICE LIBOR plus 287.5 bps) | | |
| 5.169%, 6–5–20 .............. | 599 | 601 |
| SMI Acquisition, Inc. (ICE LIBOR plus 375 bps) | | |
| 6.003%, 11–1–24 .............. | 246 | 213 |
| Tronair, Inc. (1-Month U.S. LIBOR plus 475 bps) | | |
| 6.925%, 9–8–23 (B) ........... | 146 | 131 |
| U.S. Ecology, Inc. | | |
| 0.000%, 8–14–26 (M) ........... | 17 | 17 |
| United Rentals (North America), Inc. (ICE LIBOR plus 175 bps) | | |
| 3.794%, 10–31–25 ............. | 248 | 249 |
| USS Ultimate Holdings, Inc. (ICE LIBOR plus 775 bps) | | |
| 9.950%, 8–25–25 ............. | 702 | 687 |
| William Morris Endeavor Entertainment LLC (ICE LIBOR plus 275 bps) | | |
| 4.800%, 5–29–25 ............. | 177 | 172 |
| | | 7,651 |
| **Information Technology – 1.3%** | | |
| Applied Systems, Inc. (ICE LIBOR plus 700 bps) | | |
| 9.104%, 9–19–25 .............. | 384 | 387 |
| Commerce Hub, Inc. (ICE LIBOR plus 375 bps), | | |
| 5.544%, 5–21–25 .............. | 599 | 590 |

| LOANS (F) (Continued) | Principal | Value |
|---|---|---|
| **Information Technology** (Continued) | | |
| Cyxtera DC Holdings, Inc. (ICE LIBOR plus 300 bps), | | |
| 9.300%, 5–1–25 .............. | $ 414 | $ 337 |
| Cyxtera DC Holdings, Inc. (ICE LIBOR plus 325 bps), | | |
| 5.040%, 5–1–24 .............. | 50 | 45 |
| DCert Buyer, Inc. | | |
| 0.000%, 8–8–26 (M) ........... | 500 | 498 |
| DigiCert Holdings, Inc. (ICE LIBOR plus 475 bps) | | |
| 6.044%, 10–31–24 .............. | 267 | 266 |
| Electronics For Imaging, Inc. (ICE LIBOR plus 500 bps) | | |
| 7.104%, 7–23–26 (B) ........... | 250 | 233 |
| Infor (U.S.), Inc. (3-Month EURIBOR plus 225 bps) | | |
| 3.250%, 2–1–22 (H) .......... EUR | 249 | 272 |
| Mitchell International, Inc. (ICE LIBOR plus 725 bps) | | |
| 9.294%, 11–30–25 (B) .......... $ | 237 | 216 |
| MLN U.S. Holdco LLC (ICE LIBOR plus 450 bps) | | |
| 6.612%, 11–30–25 .............. | 363 | 336 |
| MLN U.S. Holdco LLC (ICE LIBOR plus 875 bps) | | |
| 10.862%, 11–30–26 ............ | 346 | 293 |
| Navicure, Inc. | | |
| 0.000%, 9–19–26 (B)(M) ........ | 250 | 250 |
| Navicure, Inc. (ICE LIBOR plus 375 bps) | | |
| 5.794%, 11–1–24 .............. | 246 | 245 |
| Output Services Group, Inc. (ICE LIBOR plus 425 bps) | | |
| 6.544%, 3–27–24 (B) ........... | 246 | 212 |
| Park Place Technologies LLC (ICE LIBOR plus 400 bps) | | |
| 6.044%, 3–29–25 .............. | 247 | 246 |
| Riverbed Technology, Inc. | | |
| 0.000%, 4–24–22 (M) .......... | 71 | 58 |
| Riverbed Technology, Inc. (ICE LIBOR plus 325 bps) | | |
| 5.300%, 4–24–22 .............. | 543 | 446 |
| Seattle Spinco, Inc. (ICE LIBOR plus 275 bps) | | |
| 4.544%, 6–21–24 .............. | 247 | 244 |
| Sedgwick Claims Management Services, Inc. (ICE LIBOR plus 400 bps) | | |
| 6.044%, 9–4–26 .............. | 249 | 249 |
| Triple Point Group Holdings, Inc. (ICE LIBOR plus 425 bps) | | |
| 6.294%, 7–13–20 ............. | 200 | 198 |
| VF Holding Corp. (ICE LIBOR plus 325 bps) | | |
| 5.294%, 7–2–25 .............. | 283 | 274 |
| Wall Street Systems Holdings, Inc. (ICE LIBOR plus 425 bps) | | |
| 7.256%, 11–21–24 .............. | 249 | 247 |
| | | 6,142 |

| LOANS (F) (Continued) | Principal | Value |
|---|---|---|
| **Materials – 0.6%** | | |
| Associated Asphalt Partners LLC (ICE LIBOR plus 525 bps) | | |
| 7.294%, 4–5–24 ........... $ | 129 | $ 122 |
| Berry Global, Inc. (3-Month EURIBOR plus 250 bps) | | |
| 2.500%, 7–1–26 (H) ... EUR | 249 | 274 |
| Hillman Group, Inc. (The) (ICE LIBOR plus 350 bps) | | |
| 6.044%, 5–31–25 ........... $ | 830 | 804 |
| ILPEA Parent, Inc. (ICE LIBOR plus 550 bps) | | |
| 6.800%, 3–2–23 ............ | 380 | 376 |
| Starfruit U.S. Holdco LLC (ICE LIBOR plus 325 bps) | | |
| 5.292%, 10–1–25 ............. | 249 | 243 |
| Styrolution Group GmbH (ICE LIBOR plus 375 bps) | | |
| 4.104%, 9–30–21 ............. | 53 | 53 |
| Tronox Finance LLC | | |
| 0.000%, 9–22–24 (M) ........ | 246 | 245 |
| Versum Materials, Inc. (ICE LIBOR plus 250 bps) | | |
| 4.104%, 9–29–23 ............. | 223 | 223 |
| | | 2,340 |
| **Real Estate – 0.3%** | | |
| Inland Retail Real Estate Trust, Inc. (1-Month U.S. LIBOR plus 650 bps) | | |
| 7.851%, 1–1–22 ............. | 970 | 979 |
| Terra Millennium Corp. (ICE LIBOR plus 625 bps) | | |
| 8.813%, 10–31–22 ........... | 382 | 376 |
| | | 1,355 |
| Total United States – 12.5% | | 58,564 |
| TOTAL LOANS – 14.5% | | $ 66,710 |
| (Cost: $71,178) | | |

**UNITED STATES GOVERNMENT AGENCY OBLIGATIONS**

| | Principal | Value |
|---|---|---|
| **United States – 0.6%** | | |
| Federal Home Loan Mortgage Corp. Agency REMIC/CMO | | |
| 2.500%, 6–15–39 ........... | 682 | 685 |
| Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 2-year U.S. Treasury index) | | |
| 3.401%, 5–25–45 (E)(F) ....... | 1,185 | 1,184 |
| Federal National Mortgage Association Agency REMIC/CMO: | | |
| 2.000%, 4–25–40 ........... | 603 | 603 |
| 3.000%, 2–25–44 ........... | 159 | 163 |
| Federal National Mortgage Association Fixed Rate Pass-Through Certificates | | |
| 4.646%, 7–1–20 ............. | 125 | 126 |

SEPTEMBER 30, 2019

| UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| United States (Continued) | | |
| Government National Mortgage Association Fixed Rate Pass-Through Certificates | | |
| 3.500%, 4–20–34 . . . . . . . . . . . | $ 89 | $ 91 |
| | | 2,852 |
| TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.6% | | $2,852 |
| (Cost: $2,892) | | |

| UNITED STATES GOVERNMENT OBLIGATIONS | Principal | Value |
|---|---|---|
| United States – 7.4% | | |
| U.S. Treasury Bonds | | |
| 2.250%, 11–15–25 . . . . . . . . . . . . . | 2,250 | 2,334 |
| U.S. Treasury Notes: | | |
| 1.500%, 8–15–20 . . . . . . . . . . . . . | 4,000 | 3,988 |
| 1.375%, 9–30–20 . . . . . . . . . . . . . | 2,050 | 2,041 |
| 2.875%, 10–15–21 . . . . . . . . . . . . . | 6,000 | 6,146 |
| 1.875%, 10–31–22 . . . . . . . . . . . . . | 6,400 | 6,457 |
| 1.375%, 6–30–23 . . . . . . . . . . . . . | 2,050 | 2,035 |
| 2.125%, 9–30–24 . . . . . . . . . . . . . | 1,600 | 1,642 |

| UNITED STATES GOVERNMENT OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| United States (Continued) | | |
| 2.875%, 7–31–25 . . . . . . . . . . . . | $ 2,735 | $ 2,928 |
| 1.875%, 7–31–26 . . . . . . . . . . . . | 1,500 | 1,525 |
| 1.500%, 8–15–26 . . . . . . . . . . . | 1,410 | 1,399 |
| 1.375%, 8–31–26 . . . . . . . . . . . | 6,000 | 5,904 |
| | | 36,399 |
| TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 7.4% | | $36,399 |
| (Cost: $35,537) | | |

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| Commercial Paper (N) – 4.3% | | |
| DTE Gas Co. | | |
| 2.194%, 10–3–19 . . . . . . . . . . . | 4,000 | 3,999 |
| International Paper Co. | | |
| 2.402%, 10–2–19 . . . . . . . . . . . | 5,000 | 4,999 |
| Mondelez International, Inc. | | |
| 2.214%, 10–9–19 . . . . . . . . . . . | 5,000 | 4,997 |
| Sonoco Products Co. | | |
| 2.150%, 10–1–19 . . . . . . . . . . . | 7,415 | 7,415 |
| | | 21,410 |

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Master Note – 2.5% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) | | |
| 2.170%, 10–7–19 (O) . . . . . . . . | $12,443 | $ 12,443 |
| Money Market Funds – 0.6% | | |
| Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares | | |
| 1.900%, (P)(Q) . . . . . . . . . . . . . | 2,926 | 2,926 |
| TOTAL SHORT–TERM SECURITIES – 7.4% | | $ 36,779 |
| (Cost: $36,781) | | |
| TOTAL INVESTMENT SECURITIES – 99.6% | | $492,979 |
| (Cost: $497,247) | | |
| CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.4% | | 2,016 |
| NET ASSETS – 100.0% | | $494,995 |

Notes to Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Securities whose value was determined using significant unobservable inputs.

(C) Restricted securities. At September 30, 2019, the Fund owned the following restricted securities:

| Security | Acquisition Date(s) | Shares | Cost | Market Value |
|---|---|---|---|---|
| Pinnacle Agriculture Enterprises LLC | 3–10–17 | 389 | $ 177 | $ 16 |
| Targa Resources Corp., 9.500% | 10–24–17 | 1 | 1,624 | 1,570 |
| | | | $1,801 | $1,586 |

The total value of these securities represented 0.3% of net assets at September 30, 2019.

(D) Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(E) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2019 the total value of these securities amounted to $236,678 or 47.8% of net assets.

(F) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Description of the reference rate and spread, if applicable, are included in the security description.

(G) All or a portion of securities with an aggregate value of $3,821 are on loan.

(H) Principal amounts are denominated in the indicated foreign currency, where applicable (EUR - Euro and GBP - British Pound).

(I) Payment-in-kind bond which may pay interest in additional par and/or in cash. Rates shown are the current rate and possible payment rates.

(J) Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at September 30, 2019.

(K) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(L)Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(M)All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

(N)Rate shown is the yield to maturity at September 30, 2019.

(O)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(P)Rate shown is the annualized 7-day yield at September 30, 2019.

(Q)Investment made with cash collateral received from securities on loan.

The following over the counter credit default swaps – buy protection[1] were outstanding at September 30, 2019:

| Referenced Obligation | Counterparty | (Pay) Fixed Rate | Maturity Date | Notional Amount[2] | Value | Upfront Payments/ (Receipts) | Unrealized (Depreciation) |
|---|---|---|---|---|---|---|---|
| K Hovnanian Enterprises, Inc. | Barclays Bank plc | (5.000%) | 12–20–22 | 28 | $ 8 | $ 11 | $ (3) |
| K Hovnanian Enterprises, Inc. | Barclays Bank plc | (5.000%) | 12–20–19 | 17 | —* | 1 | (1) |
| K Hovnanian Enterprises, Inc. | Barclays Bank plc | (5.000%) | 6–20–24 | 70 | 26 | 28 | (2) |
| K Hovnanian Enterprises, Inc. | Barclays Bank plc | (5.000%) | 12–20–22 | 142 | 42 | 47 | (5) |
| | | | | | $76 | $87 | $(11) |

The following over the counter credit default swaps – sold protection[3] were outstanding at September 30, 2019:

| Referenced Obligation | Counterparty | Receive Fixed Rate | Maturity Date | Implied Credit Spread at September 30, 2019[4] | Notional Amount[2] | Value | Upfront Payments/ (Receipts) | Unrealized Appreciation |
|---|---|---|---|---|---|---|---|---|
| K Hovnanian Enterprises, Inc. | Goldman Sachs International | 5.000% | 12–20–19 | 19.865% | 5 | $—* | $—* | $—* |

(1)If the Fund is a buyer of protection and a credit event occurs, as defined under the terms of that particular swap agreement, the Fund will either (i) receive from the seller of protection an amount equal to the notional amount of the swap and/or take delivery of the referenced obligation or underlying securities comprising the referenced index or (ii) receive a net settlement amount in the form of cash or securities equal to the notional amount of the swap less the recovery value of the referenced obligation or underlying securities comprising the referenced index.

(2)The maximum potential amount the Fund could be required to pay as a seller of credit protection or receive as a buyer of credit protection if a credit event occurs as defined under the terms of the swap agreement.

(3)If the Fund is a seller of protection and a credit event occurs, as defined under the terms of that particular swap agreement, the Fund will either (i) pay to the buyer of protection an amount equal to the notional amount of the swap and/or deliver the referenced obligation or underlying securities comprising the referenced index or (ii) pay a net settlement amount in the form of cash or securities equal to the notional amount of the swap less the recovery value of the referenced obligation or underlying securities comprising the referenced index.

(4)Implied credit spreads, represented in absolute terms, utilized in determining the market value of credit default swap agreements on corporate issues, sovereign issues, or an index as of period end serve as an indicator of the current status of the payment/performance risk and represent the likelihood or risk of default for the credit derivative. Wider credit spreads represent a deterioration of the referenced entity's credit soundness and a greater likelihood or risk of default or other credit event occurring as defined under the terms of the agreement.

SEPTEMBER 30, 2019

The following forward foreign currency contracts were outstanding at September 30, 2019:

| | Currency to be Delivered | | Currency to be Received | Settlement Date | Counterparty | Unrealized Appreciation | Unrealized Depreciation |
|---|---|---|---|---|---|---|---|
| British Pound | 1,050 | U.S. Dollar | 1,318 | 1–31–20 | JPMorgan Securities LLC | $ 21 | $— |
| Euro | 650 | U.S. Dollar | 725 | 1–31–20 | JPMorgan Securities LLC | 10 | — |
| Euro | 5,556 | U.S. Dollar | 7,198 | 9–30–21 | JPMorgan Securities LLC | 851 | — |
| | | | | | | $882 | $— |

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | | | |
| Consumer Discretionary | $ 1,258 | $ — | $ — |
| Energy | 29 | 91 | — |
| Health Care | 85 | — | — |
| Total Common Stocks | $ 1,372 | $ 91 | $ — |
| Investment Funds | 3,360 | — | — |
| Preferred Stocks | — | 1,570 | 16 |
| Warrants | — | — | —* |
| Asset-Backed Securities | — | 10,706 | — |
| Corporate Debt Securities | — | 289,010 | — |
| Mortgage-Backed Securities | — | 6,266 | — |
| Other Government Securities | — | 37,848 | — |
| Loans | — | 61,688 | 5,022 |
| United States Government Agency Obligations | — | 2,852 | — |
| United States Government Obligations | — | 36,399 | — |
| Short-Term Securities | 2,926 | 33,853 | — |
| Total | $7,658 | $480,283 | $5,038 |
| Over the Counter Credit Default Swaps | $ — | $ 76 | $ — |
| Forward Foreign Currency Contracts | $ — | $ 882 | $ — |
| **Liabilities** | | | |
| Over the Counter Credit Default Swaps | $ — | $ —* | $ — |

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

| | Common Stocks | Preferred Stocks | Warrants | Loans |
|---|---|---|---|---|
| Beginning Balance 10–1–18 | $ 68 | $ 217 | — | $ 12,113 |
| Net realized gain (loss) | — | — | — | (3) |
| Net change in unrealized appreciation (depreciation) | (68) | (201) | (1) | (197) |
| Purchases | — | — | 1 | 2,718 |
| Sales | — | — | — | (2,762) |
| Amortization/Accretion of premium/discount | — | — | — | 12 |
| Transfers into Level 3 during the period | — | — | — | 1,905 |
| Transfers out of Level 3 during the period | — | — | — | (8,764) |
| Ending Balance 9–30–19 | $ — | $ 16 | —* | $5,022 |
| Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9–30–19 | $(68) | $(201) | $ (1) | $ (159) |

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information.

Information about Level 3 fair value measurements:

| | Fair Value at 9–30–19 | Valuation Technique(s) | Unobservable Input(s) | Input Value(s) |
|---|---|---|---|---|
| Common Stocks . . . . . . . . . . . . . . | $ — | Net asset approach | Adjusted book value | 1.00x |
| Preferred Stocks . . . . . . . . . . . . . . | 16 | Market comparable approach | Adjusted EBITDA multiple | 9.82x |
| | | Option pricing model | Volatility | 9.88% |
| | | | Illiquidity Discount | 10% |
| Warrants . . . . . . . . . . . . . . . . . . . . | —* | Third-party valuation service | Broker quotes | N/A |
| Loans . . . . . . . . . . . . . . . . . . . . . . | 5,022 | Third-party valuation service | Broker quotes | N/A |

Significant increases (decreases) in the adjusted EBITDA multiple inputs as of the reporting date would result in a higher (lower) fair value measurement. However, significant increases (decreases) in the illiquidity discount input as of the reporting date would result in a lower (higher) fair value measurement.

The following acronyms are used throughout this schedule:

CLO = Collateralized Loan Obligation
CMO = Collateralized Mortgage Obligation
EURIBOR = Euro Interbank Offered Rate
GTD = Guaranteed
ICE = Intercontinental Exchange
LIBOR = London Interbank Offered Rate
PIK = Payment in kind
REMIC = Real Estate Mortgage Investment Conduit

## Market Sector Diversification

(as a % of net assets)

| | |
|---|---|
| Financials | 21.6% |
| Communication Services | 9.9% |
| United States Government and Government Agency Obligations | 8.0% |
| Consumer Discretionary | 8.0% |
| Other Government Securities | 7.5% |
| Industrials | 6.6% |
| Energy | 6.3% |
| Consumer Staples | 6.3% |
| Health Care | 6.0% |
| Materials | 5.4% |
| Information Technology | 3.2% |
| Utilities | 2.3% |
| Real Estate | 1.1% |
| Other+ | 7.8% |

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

(UNAUDITED)

*Below, Michael J. Walls, portfolio manager of the Ivy California Municipal High Income Fund, discusses positioning, performance and results for the fiscal year ended September 30, 2019. Mr. Walls has managed the Fund since October 2016 and has 21 years of industry experience.*

## Fiscal Year Performance

For the 12 months ended September 30, 2019

| | |
|---|---:|
| Ivy California Municipal High Income Fund (Class A shares at net asset value) | 8.73% |
| Ivy California Municipal High Income Fund (Class A shares including sales charges) | 4.14% |

Benchmark(s) and Morningstar Category

| | |
|---|---:|
| Bloomberg Barclays Municipal High Yield Index (reflects the performance of securities generally representing the municipal high yield bond market) | 10.02% |
| Bloomberg Barclays Municipal Bond Index (reflects the performance of securities generally representing the municipal bond market) | 8.55% |
| Morningstar Muni California Long Category Average (generally reflects the performance of the universe of funds with similar investment objectives) | 8.61% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is based on net asset value (NAV).*

## Market review

The past fiscal year was very eventful for many asset classes. The Federal Reserve (Fed) was raising rates when the fiscal year began, but after peaking in November 2018, rates started falling as the markets began worrying more about moderating economic growth and the potential effects of tariffs and U.S.-China trade tensions. Weakening data caused the Fed to pivot abruptly at the beginning of calendar year 2019 and take a dovish stance. Since that time, the Fed has cut rates twice — July and September — with the market pricing in a 72% chance of at least one more cut of 25 basis points by year end.

With the rally in rates during the last year, we have become less constructive on the California high yield municipal space as new issues come to market with historically low absolute yields and weak collateral for investors. However, we still believe the California municipal market is attractive versus other fixed income asset classes based on its tax-adjusted status, as well as supply and demand imbalance. Overall, we have turned more bearish on the credit market as spreads are hovering around the lows of 2007.

## Performance and positioning

The Fund had a positive return and outperformed the Bloomberg Barclays Municipal Bond Index and its Morningstar peer group average, but underperformed the Bloomberg Barclays Municipal High Yield Index. Fund performance was driven by its long duration positioning and the overweight in credit, as spreads tightened throughout the year. Additionally, the Fund's lower-tier investment grade credits and non-investment grade credits led to outperformance as credit spreads tightened. High taxes in the state of California led to continued high demand for municipal bonds, which along with below normal issuance, led to the search for yield driving credit spreads to levels not seen since 2007.

While being long duration helped throughout the rally year to date in 2019, we have begun to shorten the Fund's duration to bring it more in line with the benchmark. Moving into calendar year 2020, we will continue to shorten duration as we feel shorter duration is warranted at this point in the cycle with rates at historic lows and spreads at very tight levels. We believe rates may remain low for some time, but we believe we have seen the bottom and expect higher rates in 2020. While the primary goal of the Fund is high levels of tax-exempt income, we also aim to protect investors' downside risk as rates rise.

At fiscal year end, the Fund maintained 21% exposure in non-rated bonds and plans to focus on investment-grade deals moving forward. As non-rated bond spreads remain at record lows, we feel it is prudent to own more liquid-rated bonds to provide us the opportunity to take advantage of any credit widening. Roughly 10% of the Fund remains in cash and we intend to use the liquidity to exploit opportunities moving forward.

## Looking ahead

Moving forward, we expect the Fed to cut rates one more time by the end of calendar year 2019. We remain concerned about how the ongoing U.S. trade war with both China and the European Union will affect prices and the overall global economy.

We have held the view that despite the gridlock in Washington, infrastructure is the one thing that might get done at the federal level. However, the presidential impeachment inquiry by the House of Representatives and the presidential election in 2020 make it seem less likely that this will occur. The impact of tariffs on the Fed's decisions requires constant review, while the impeachment inquiry adds another level of uncertainty that could negatively impact markets.

With the Fund's duration positioning and adequate levels of cash, we feel appropriately structured to weather the impact of the issues affecting the global economy. We believe investors will continue to search for tax-exempt yield even after the tax legislation was passed. We view the tax cuts as favoring lower income brackets, and with the top rate of more than 50% in California, municipal bonds still appear attractive. We believe that supply in the municipal market should increase in 2020, which should present opportunities for investors seeking higher yields. In our view, municipal bonds should continue to be an attractive fixed income asset class from a relative valuation standpoint.

**Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**Fixed-income securities are subject to interest-rate risk, so the net asset value of the Fund's shares may fall as interest rates rise.**

**These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The portfolio manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The indexes noted are unmanaged, include reinvested dividends and do not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy California Municipal High Income Fund.**

ALL DATA IS AS OF SEPTEMBER 30, 2019 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Bonds | 87.0% |
| Municipal Bonds | 87.0% |
| Liabilities (Net of Cash and Other Assets), and Cash Equivalents+ | 13.0% |

## Quality Weightings

| | |
|---|---|
| Investment Grade | 57.1% |
| AAA | 1.2% |
| AA | 11.9% |
| A | 17.4% |
| BBB | 26.6% |
| Non-Investment Grade | 29.9% |
| BB | 7.3% |
| B | 1.7% |
| CCC | 0.1% |
| Non-rated | 20.8% |
| Liabilities (Net of Cash and Other Assets), and Cash Equivalents+ | 13.0% |

*Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

# COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

## IVY CALIFORNIA MUNICIPAL HIGH INCOME FUND

(UNAUDITED)



| | | |
|---|---|---|
| Ivy California Municipal High Income Fund, Class A Shares(1) | | $10,946 |
| Bloomberg Barclays Municipal High Yield Index | | $11,869 |
| Bloomberg Barclays Municipal Bond Index | | $10,997 |

*Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.*

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return(2) | Class A(3) | Class C | Class I | Class Y |
|---|---|---|---|---|
| 1-year period ended 9-30-19 | 4.14% | 7.81% | 8.95% | 8.73% |
| 5-year period ended 9-30-19 | — | — | — | — |
| 10-year period ended 9-30-19 | — | — | — | — |
| Since Inception of Class through 9-30-19(4) | 3.07% | 3.71% | 4.75% | 4.54% |

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A Shares carry a maximum front-end sales load of 4.25%. Class C shares carry a maximum contingent deferred sales charge (CDSC) of 1% (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)10-3-16 for Class A shares, 10-3-16 for Class C shares, 10-3-16 for Class I shares and 10-3-16 for Class Y shares (the date on which shares were first acquired by shareholders).

*Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.*

| MUNICIPAL BONDS | Principal | Value |
|---|---|---|
| California – 85.2% | | |
| CA Cnty Tob Securitization Agy, Tob Stlmt Asset-Bkd Bonds (Stanislaus Cnty Tob Funding Corp.), Ser 2006, 0.000%, 6–1–55 (A) | $1,000 | $ 58 |
| CA Edu Fac Auth, Rev Bonds (Art Ctr College of Design), Ser 2018A, 5.000%, 12–1–48 | 250 | 299 |
| CA Edu Fac Auth, Rev Bonds (Loma Linda Univ), Ser 2017A, 5.000%, 4–1–47 | 300 | 351 |
| CA Hlth Fac Fin Auth, Rev Bonds (Children's Hosp of Orange Cnty), Ser 2019A: | | |
| 3.000%, 11–1–19 | 250 | 251 |
| 4.000%, 11–1–20 | 100 | 103 |
| CA Hlth Fac Fin Auth, Rev Bonds (City of Hope), Ser 2019, 5.000%, 11–15–24 | 100 | 119 |
| CA Infra and Econ Dev Bank, Infra State Revolving Fund Rev Bonds, Ser 2016A, 4.000%, 10–1–19 | 400 | 400 |
| CA Infra and Econ Dev Bank, Natl Charter Sch Revolving Loan Fund Rev Bonds, Ser 2019B: | | |
| 5.000%, 11–1–25 | 100 | 119 |
| 5.000%, 11–1–49 | 100 | 122 |
| CA Muni Fin Auth, Charter Sch Lease Rev Bonds (Bella Mente Montessori Academy Proj), Ser 2018A, 5.000%, 6–1–48 | 325 | 375 |
| CA Muni Fin Auth, Charter Sch Rev Bonds (Palmdale Aerospace Academy Proj), Ser 2018A, 5.000%, 7–1–49 | 300 | 336 |
| CA Muni Fin Auth, Insd Rev Bonds (Channing House Proj), Ser 2017B (Insured by the CA Office of Statewide Hlth Planning and Dev), 5.000%, 5–15–24 | 100 | 117 |
| CA Muni Fin Auth, Insd Rev Bonds (Town and Country Manor), Ser 2019: | | |
| 4.000%, 7–1–20 | 110 | 112 |
| 4.000%, 7–1–21 | 200 | 210 |
| CA Muni Fin Auth, Rev Bonds (CA Baptist Univ), Ser 2016A, 5.000%, 11–1–46 | 500 | 567 |
| CA Muni Fin Auth, Rev Bonds (CA Lutheran Univ), Ser 2018, 5.000%, 10–1–27 | 250 | 309 |
| CA Muni Fin Auth, Rev Bonds (Ret Hsng Fndtn Oblig Group), Ser 2017A, 5.000%, 11–15–32 | 425 | 559 |
| CA Muni Fin Auth, Rev Rfdg Bonds (Eisenhower Med Ctr), Ser 2017B: | | |
| 5.000%, 7–1–37 | 250 | 294 |
| 5.000%, 7–1–42 | 250 | 292 |
| CA Muni Fin Auth, Rev Rfdg Bonds (HumanGood Oblig Group), Ser 2019A, 4.000%, 10–1–28 | 290 | 332 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| California (Continued) | | |
| CA Muni Fin Auth, Solid Waste Rfdg Rev Bonds (Republic Svc, Inc. Proj), Ser 2010, 1.480%, 9–1–21 (B) | $500 | $500 |
| CA Muni Fin Auth, Sr Lien Rev Bonds (LINXS APM Proj), Ser 2018A: | | |
| 4.000%, 12–31–47 | 250 | 271 |
| 5.000%, 12–31–47 | 250 | 295 |
| CA Muni Fin Auth, Student Hsng Rev Bonds (CHF – Davis I LLC – West Vlg Student Hsng Proj), Ser 2018 (Insured by BAMAC), 4.000%, 5–15–48 | 300 | 329 |
| CA Pollutn Ctl Fin Auth, Solid Waste Disp Rfdg Rev Bonds (Waste Mgmt, Inc. Proj), Ser 2015A-1, 3.375%, 7–1–25 | 300 | 327 |
| CA Pollutn Ctl Fin Auth, Solid Waste Rfdg Rev Bonds (Republic Svc, Inc. Proj), Ser 2010A, 1.660%, 9–1–38 (C) | 250 | 250 |
| CA Pollutn Ctl Fin Auth, Water Furnishing Rev Bonds (Poseidon Res (Channelside) L.P. Desalination Proj), Ser 2012, 5.000%, 11–21–45 | 250 | 267 |
| CA Pollutn Ctl Fin Auth, Water Furnishing Rev Rfdg Bonds (San Diego Cnty Water Auth Desalination Proj Pipeline), Ser 2019, 5.000%, 11–21–45 | 250 | 300 |
| CA Sch Fin Auth, Charter Sch Rev Bonds (Larchmont Charter Sch Proj), Ser 2018A, 5.000%, 6–1–43 | 250 | 272 |
| CA Sch Fin Auth, Charter Sch Rev Bonds (Rocketship Pub Sch – Oblig Group), Ser 2017G: | | |
| 5.000%, 6–1–30 | 310 | 344 |
| 5.000%, 6–1–37 | 330 | 360 |
| CA Sch Fin Auth, Charter Sch Rev Bonds (Summit Pub Sch – Oblig Group), Ser 2017, 5.000%, 6–1–37 | 500 | 585 |
| CA Sch Fin Auth, Charter Sch Rev Rfdg Bonds (Aspire Pub Sch – Oblig Group), Ser 2018, 5.000%, 8–1–41 | 250 | 280 |
| CA Sch Fin Auth, Sch Fac Rev Bonds (Granada Hills Charter High Sch Oblig Group), Ser 2017A, 5.000%, 7–1–48 | 350 | 381 |
| CA Sch Fin Auth, Sch Fac Rev Bonds (Green Dot Pub Sch CA Proj), Ser 2018A, 5.000%, 8–1–48 | 250 | 293 |
| CA Sch Fin Auth, Sch Fac Rev Bonds (Kipp LA Proj), Ser 2017A, 5.000%, 7–1–47 | 300 | 347 |
| CA Sch Fin Auth, Sch Fac Rev Rfdg Bonds (HTH Learning Proj), Ser 2017A, 5.000%, 7–1–49 | 300 | 345 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| California (Continued) | | |
| CA Statewide Cmnty Dev Auth, Rev Bonds (American Baptist Homes of the West), Ser 2015, 5.000%, 10–1–22 | $270 | $296 |
| CA Statewide Cmnty Dev Auth, Rev Bonds (Loma Linda Univ Med Ctr), Ser 2016A, 5.250%, 12–1–56 | 250 | 283 |
| CA Statewide Cmnty Dev Auth, Student Hsng Rev Bonds (Univ of CA, Irvine East Campus Apt, Phase IV-ACHF – Irvine LLC), Ser 2017, 5.000%, 5–15–47 | 185 | 218 |
| CA Statewide Cmnty Dev Auth, Student Hsng Rev Bonds (Univ of CA, Irvine East Campus Apts, Phase IV-ACHF – Irvine LLC), Ser 2017, 5.000%, 5–15–42 | 300 | 356 |
| CA Statewide Comnty Dev Auth, Rev Bonds (Loma Linda Univ Med Ctr), Ser 2014A, 5.250%, 12–1–44 | 250 | 278 |
| CA Various Purp GO Bonds, 5.000%, 9–1–46 | 500 | 597 |
| Chino Pub Fin Auth, Local Agy Rfdg Bonds, Ser 2016A, 3.500%, 9–1–43 | 250 | 258 |
| Chino, CA, Cmnty Fac Dist, Spl Tax Rev Bonds, Ser 2016-2, 5.000%, 9–1–47 | 150 | 170 |
| Cmnty Fac Dist No. 36 of Jurupa Cmnty Svc Dist., Spl Tax Bonds, Ser 2017A: | | |
| 4.125%, 9–1–42 | 200 | 215 |
| 4.250%, 9–1–47 | 300 | 325 |
| Corona-Norco Unif Sch Dist (Riverside, CA), Election of 2006 GO Bonds, Ser 2011E, 0.000%, 8–1–24 (A) | 80 | 86 |
| Eureka Successor Agy, Tax Alloc Rfdg Bonds, Ser 2017B, 5.000%, 11–1–21 | 155 | 167 |
| Foothill/Eastn Trans Corridor Agy, Toll Road Rfdg Rev Bonds, Ser 2013B-1 (Insured by AGM), 3.950%, 1–15–53 | 300 | 320 |
| Golden State Tob Securitization Corp., Enhanced Tob Stlmt Asset-Bkd Bonds, Ser 2017A-1, 5.000%, 6–1–29 | 600 | 716 |
| Golden State Tob Securitization Corp., Enhanced Tob Stlmt Asset-Bkd Bonds, Ser 2018A, 5.000%, 6–1–22 | 175 | 192 |
| Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2007A-2 Sr Convertible Bonds, 5.300%, 6–1–37 | 150 | 156 |
| Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2018A-1, 5.000%, 6–1–47 | 500 | 513 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **California** (Continued) | | |
| Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2018A-2, 5.000%, 6–1–47 | $250 | $257 |
| Irvine Unif Sch Dist, Cmnty Fac Dist No. 09-1 Spl Tax Bonds, Ser 2017B (Insured by BAMAC), 5.000%, 9–1–47 | 150 | 175 |
| Irvine Unif Sch Dist, Cmnty Fac Dist No. 09-1 Spl Tax Bonds, Ser 2019A, 4.000%, 9–1–54 | 250 | 279 |
| Lammersville, CA, Joint Unif Sch Dist, Spl Tax Bonds (Lammersville Sch Dist Cmnty Fac Dist No. 2002, Mountain House), Ser 2017, 5.000%, 9–1–33 | 500 | 599 |
| Long Beach Bond Fin Auth, Natural Gas Purchase Rev Bonds, Ser 2007A, 5.500%, 11–15–37 | 165 | 234 |
| Los Angeles, CA, Dept of Arpts, Los Angeles Intl Arpt Sub Rev Bonds, Ser 2016B, 5.000%, 5–15–46 | 300 | 348 |
| M-S-R Energy Auth, Gas Rev Bonds, Ser 2009C, 7.000%, 11–1–34 | 300 | 461 |
| Murrieta, CA, Cmnty Fac Dist No. 2005-5, Spl Tax Bonds (Golden City), Ser 2017A, 5.000%, 9–1–46 | 300 | 349 |
| Oakland-Alameda Cnty Coliseum Auth, Lease Rev Bonds (Oakland Coliseum Proj), Ser 2012A, 5.000%, 2–1–24 | 250 | 271 |
| Ontario, CA, Cmnty Fac Dist No. 28, Spl Tax Bonds (New Haven Fac – Area A), Ser 2017: | | |
| 5.000%, 9–1–42 | 130 | 147 |
| 5.000%, 9–1–47 | 230 | 260 |
| Ontario, CA, Cmnty Fac Dist No. 31, Spl Tax Bonds (Carriage House/Amberly Lane), Ser 2017, 5.000%, 9–1–47 | 135 | 157 |
| Oro Grande Elem Sch Dist, Cert of Part, Ser 2013, 5.000%, 9–15–27 | 40 | 43 |
| Palamar Hlth, Rfdg Rev Bonds, Ser 2016: | | |
| 4.000%, 11–1–39 | 175 | 185 |
| 5.000%, 11–1–39 | 500 | 572 |
| Palomar Hlth, Cert of Part, Ser 2017, 5.000%, 11–1–21 | 250 | 266 |
| Poway Unif Sch Dist, Spl Tax Bonds (Cmnty Fac Dist No. 15 Del Sur East Impvt Area C), Ser 2016, 5.000%, 9–1–46 | 250 | 287 |
| Regents of the Univ of CA, Ltd. Proj Rev Bonds, Ser M, 5.000%, 5–15–32 | 300 | 376 |
| Richmond Joint Powers Fin Auth, Lease Rev Rfdg Bonds (Civic Ctr Proj), Ser 2019A (Insured by AGM), 5.000%, 11–1–25 | 400 | 485 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **California** (Continued) | | |
| Roseville City Sch Dist (Placer Cnty, CA), Election of 2002 GO Bonds, Ser A, 0.000%, 8–1–22 (A) | $100 | $ 96 |
| Roseville, CA, Spl Tax Rev Bonds (Fiddyment Ranch Cmnty Fac Dist No. 1), Ser 2017A, 5.000%, 9–1–35 | 250 | 297 |
| Sacramento Cnty Watr Fin Auth, Rev Bnds (Sacramento Cnty Watr Agy Zone 40 and 41 2007 Watr Sys Proj), Ser 2007B (3-Month U.S. LIBOR*0.67 plus 55 bps), 1.980%, 6–1–34 (D) | 400 | 381 |
| Sacramento Cnty, Arpt Sys Sub Rev Rfdg Bonds, Ser 2018E, 5.000%, 7–1–35 | 250 | 313 |
| Sacramento, CA, Spl Tax Bonds (Natomas Cent Comnty Fac), Ser 2016, 5.000%, 9–1–41 | 250 | 289 |
| San Bernardino, CA, Cmnty Fac Dist No. 2006-1 (Lytle Creek North), Impvt Area No. 4 Spl Tax Bonds, Ser 2016, 4.000%, 9–1–42 | 250 | 264 |
| San Buenaventura Rev Bonds (Cmnty Mem Hlth Sys), Ser 2011, 7.500%, 12–1–41 | 100 | 111 |
| San Diego Assoc of Govts, South Bay Expressway Toll Rev First Sr Lien Bonds, Ser 2017A, 5.000%, 7–1–27 | 100 | 127 |
| San Diego Cnty Rgnl Arpt Auth, Sub Arpt Rev Bonds, Ser 2017A, 5.000%, 7–1–42 | 200 | 242 |
| San Francisco City and Cnty Arpt Comsn, San Francisco Intl Arpt Second Ser Rev Bonds, Ser 2019A, 4.000%, 5–1–49 | 250 | 276 |
| San Francisco City and Cnty Pub Util Comsn, Water Rev Bonds, Ser 2016AB, 4.000%, 11–1–39 | 250 | 280 |
| San Jose, CA, Arpt Rev Rfdg Bonds, Ser 2017A, 5.000%, 3–1–47 | 200 | 235 |
| San Juan Unif Sch Dist (Sacramento Cnty, CA), Elec of 1998 GO Bonds, Ser 2003B, 0.000%, 8–1–21 (A) | 200 | 195 |
| San Mateo Cmnty Fac Dist No. 2008-1 (Bay Meadows), Spl Tax Bonds, Ser 2012, 6.000%, 9–1–42 | 250 | 277 |
| Santa Clara Cnty, CA, Union Elem Sch Dist, Election of 1999 GO Bonds, Ser A, 0.000%, 9–1–22 (A) | 100 | 96 |
| Southn CA Pub Power Auth, Gas Proj Rev Bonds (Proj No. 1), Ser 2007A, 5.000%, 11–1–33 | 295 | 384 |

| MUNICIPAL BONDS (Continued) | Principal | Value |
|---|---|---|
| **California** (Continued) | | |
| State Pub Works Board of CA, Lease Rev Rfdg Bonds (Dept of Edu), Ser 2017H, 5.000%, 4–1–26 | $300 | $ 367 |
| Successor Agy to the Redev Agy of the City of Tulare, Tax Alloc Rfdg Bonds, Ser 2017A (Insured by BAMAC), 4.000%, 8–1–40 | 250 | 277 |
| Tob Securitization Auth of Northn CA, Tob Stlmt Asset-Bkd Bonds (Sacramento Cnty Tob Securitization Corp.), Ser 2005A-1, 5.500%, 6–1–45 | 100 | 100 |
| Tob Securitization Auth of Southn CA, Tob Stlmt Asset-Bkd Bonds (San Diego Cnty Tob Asset Securitization Corp.), Ser 2006A Sr Current Int Bonds, 5.000%, 6–1–37 | 280 | 282 |
| Tob Securitization Auth of Southn CA, Tob Stlmt Asset-Bkd Bonds (San Diego Cnty Tob Asset Securitization Corp.), Ser 2006D, 0.000%, 6–1–46 (A) | 300 | 37 |
| WA Township Hlth Care Dist Rev Bonds, Ser 2017A: | | |
| 3.500%, 7-1-30 | 45 | 48 |
| 3.750%, 7–1–31 | 255 | 277 |
| Westn Riverside Water and Wastewater Fin Auth, Local Agy Rev Rfdg Bonds, Ser 2016A, 5.000%, 9–1–29 | 250 | 302 |
| William S. Hart Union High Sch Dist, Cmnty Fac Dist No. 2015-1 Spl Tax Bonds, Ser 2017, 5.000%, 9–1–47 | 300 | 344 |
| | | 27,865 |
| **Guam – 0.8%** | | |
| Guam Port Rev Bonds, Ser 2018B, 5.000%, 7–1–22 | 250 | 271 |
| **Puerto Rico – 1.0%** | | |
| Cmnwlth of PR, Pub Impvt Rfdg GO Bonds, Ser 2007A-4, 5.250%, 7–1–30 | 135 | 137 |
| PR Hwy and Trans Auth, Hwy Rev Rfdg Bonds, Ser CC: | | |
| 5.250%, 7–1–32 | 120 | 136 |
| 5.250%, 7–1–33 | 50 | 56 |
| | | 329 |
| **TOTAL MUNICIPAL BONDS – 87.0%** | | **$28,465** |
| (Cost: $26,887) | | |

SEPTEMBER 30, 2019

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| **Master Note – 2.9%** | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.170%, 10–7–19 (E) . . . . . . . . . . . | $ 937 | $ 937 |
| **Municipal Obligations – 10.5%** | | |
| CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by FNMA) (BVAL plus 10 bps), 1.520%, 10–7–19 (E) . . . . . . . . . . . | 700 | 700 |
| The Regents of the Univ of CA, Gen Rev Bonds, Ser AL (BVAL plus 9 bps), 1.520%, 10–1–19 (E) . . . . . . . . . . . | 1,300 | 1,300 |

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Municipal Obligations (Continued) | | |
| University of California (1-Month U.S. LIBOR plus 8 bps), 2.070%, 10–7–19 (E) . . . . . . . . . | $1,450 | $ 1,450 |
| | | 3,450 |
| **TOTAL SHORT-TERM SECURITIES – 13.4%** | | $ 4,387 |
| (Cost: $4,387) | | |
| **TOTAL INVESTMENT SECURITIES – 100.4%** | | $32,852 |
| (Cost: $31,274) | | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.4%) | | (122) |
| **NET ASSETS – 100.0%** | | $32,730 |

Notes to Schedule of Investments

(A) Zero coupon bond.

(B) Purchased on a when-issued basis with settlement subsequent to September 30, 2019.

(C) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2019 the total value of these securities amounted to $250 or 0.8% of net assets.

(D) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Description of the reference rate and spread, if applicable, are included in the security description.

(E) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Municipal Bonds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ — | $28,465 | $ — |
| Short-Term Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 4,387 | — |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ — | $32,852 | $ — |

The following acronyms are used throughout this schedule:

AGM = Assured Guaranty Municipal
BAMAC = Build America Mutual Assurance Co.
BVAL = Bloomberg Valuation Municipal AAA Benchmark
FNMA = Federal National Mortgage Association
GTD = Guaranteed
LIBOR = London Interbank Offered Rate

See Accompanying Notes to Financial Statements.

*Below, Mira Stevovich, CFA, portfolio manager of the Ivy Cash Management Fund, discusses positioning, performance and results for the fiscal year ended September 30, 2019. She has managed the Fund for 21 years and has 32 years of industry experience.*

The Fund's fiscal year ended on September 30, 2019 with short-term rates lower after two rate cuts of 0.25-percentage-point each by the Federal Reserve (Fed) on July 31, 2019 and September 18, 2019. The rate cuts followed a December 2018 rate increase. During the fiscal year, prime money market funds saw assets increase as short-term rates increased. The economy continued to show growth, but with signs of slowing, the Fed was prompted to lower rates in an effort to prolong economic growth.

## Variable rates, continued higher-quality bias

The Fund's fiscal year started with the federal funds rate between 2.00-2.25% and ended in a range of 1.75-2.00%. The Fed continued to use an interest rate band of a quarter percentage point to manage the federal funds rate. The Reverse Repo Program continued as a tool to manage the band floor. Due to a narrowing of the spread between the effective federal funds rate and the interest on excess reserves (IOER), the IOER was set five basis points (bps) below the top of the federal interest rate band at the end of 2018. To maintain control of short-term rates, the Fed made subsequent adjustments to the IOER, setting it 10 bps below the top of the Fed fund band in January 2019, 15 bps below the top rate at the May meeting and moved to 20 bps below the top rate at the September 2019 meeting. As the fiscal year ended, it was necessary for the Fed to execute open market operations to inject bank reserves into the system to lower short-term rates that had increased substantially due to technical reasons. It was determined that it would be necessary for the Fed to continue to do this until bank reserves normalized. It is anticipated that the Fed may lower the federal funds rate again before year-end 2019. As a result, we will manage the Fund in a fashion based on the interest rate environment, closely monitoring any potential rate changes and adjusting investments accordingly.

The increased rates of interest early in the fiscal year boosted the performance of the Fund and rates on money market investments, in general. However, the interest rate cuts late in the fiscal year lowered the yield on money market securities and eventually caused the yield on the Fund to decline. The Securities and Exchange Commission (SEC) regulation requiring at least 30% of the Fund's holdings to mature in five business days or less continues to affect the Fund's return because very short maturities tend to carry the lowest interest rates.

Within the confines of the Fund's liquidity and maturity requirements, we sought to maintain yield by purchasing longer-dated securities when credit spreads were wide. We have continued to invest in floating rate notes based on the one- or three-month London Interbank Offered Rate (LIBOR). These notes carry an attractive rate of interest, while allowing us to maintain a modest "weighted average maturity" (WAM). As the Fed adjusted rates, LIBOR rates have tracked these moves. The one-month LIBOR rate began the fiscal year at 2.26056%, peaked in December 2018 at 2.52238% and ended the fiscal year at 1.92738%. The three-month LIBOR rate began the fiscal year at 2.39838%, and moved upward, peaking at 2.82375% in December 2018 and ended the fiscal year at 1.98425%. We also began to invest in floating rate notes based on the daily effective federal funds rate, as well as the new SOFR (Secured Overnight Financing Rate) index, which is a daily measure of the cost of borrowing overnight funds collateralized by Treasury securities from a variety of sources. This index was established as a replacement for LIBOR, which will be discontinued at the end of 2021.

Credit quality remained an important factor in the management and performance of the Fund. We are cautious in our review of the companies and securities in which we invest. We select investments that we believe to be of the highest credit quality, based on our credit risk constraints, although this higher-quality bias can hold down yield.

## Staying the course

This past fiscal year, we continued to emphasize investments of higher credit quality from a variety of industries and sectors, and we intend to continue to do so going forward. We remain selective of our investments. We intend to continue using floating-rate securities in the coming fiscal year as tools for managing the WAM of the Fund, while providing attractive yields. We also intend to include U.S. Treasury and government agency securities, as necessary.

We are managing the Fund to comply with SEC regulations of money market funds. The SEC added these regulations in an effort to provide money market investors with greater protection and more timely information about the funds in which they invest. To this end, we are maintaining daily and weekly liquidity levels according to the regulations. Liquidity and investing for diversification continue to be paramount in our management of the Fund. We will continue to manage the Fund in what we believe is a prudent manner and in accordance with SEC regulations.

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and it is possible to lose money on your investment.**

Although the Fund seeks to preserve the value of your investment at $1.00 per share, it cannot guarantee it will do so. The Fund may impose a fee upon the sale of your shares or may temporarily suspend your ability to sell shares if the Fund's liquidity falls below required minimums because of market conditions or other factors. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Fund's sponsor has no legal obligation to provide financial support to the Fund, and you should not expect that the sponsor will provide financial support to the Fund at any time.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The portfolio manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

ALL DATA IS AS OF SEPTEMBER 30, 2019 (UNAUDITED)

**Asset Allocation**

| | |
|---|---|
| Corporate Obligations | 63.6% |
|   Notes | 34.3% |
|   Commercial Paper | 23.4% |
|   Master Note | 5.1% |
|   Certificate Of Deposit | 0.8% |
| United States Government and Government Agency Obligations | 26.4% |
| Municipal Obligations | 9.5% |
| Cash and Other Assets (Net of Liabilities) | 0.5% |

| CORPORATE OBLIGATIONS | Principal | Value |
|---|---|---|
| **Certificate Of Deposit** | | |
| Royal Bank of Canada (Federal Funds Rate plus 27 bps), 2.100%, 10–1–19 (A) | $10,000 | $ 10,000 |
| | | |
| **Total Certificate Of Deposit – 0.8%** | | **10,000** |
| **Commercial Paper (B)** | | |
| Bank of Nova Scotia (The) (Secured Overnight Financing Rate plus 23 bps), 2.050%, 10–1–19 (A) | 15,000 | 15,000 |
| Coca-Cola Co. (The), 2.610%, 11–13–19 | 20,000 | 19,936 |
| EssilorLuxottica S.A.: | | |
| 2.050%, 10–21–19 | 4,750 | 4,744 |
| 2.030%, 11–21–19 | 4,500 | 4,487 |
| Exxon Mobil Corp., 2.052%, 10–3–19 | 15,764 | 15,762 |
| Florida Power & Light Co., 2.112%, 10–7–19 | 8,000 | 7,997 |
| International Paper Co., 2.211%, 10–7–19 | 12,200 | 12,196 |
| J.M. Smucker Co. (The), 2.151%, 10–3–19 | 12,250 | 12,249 |
| Malayan Banking Berhad (GTD by Wells Fargo Bank N.A.): | | |
| 2.480%, 10–22–19 | 22,000 | 21,967 |
| 2.850%, 10–28–19 | 10,000 | 9,978 |
| Pricoa Short Term Funding LLC, 2.010%, 3–17–20 | 10,000 | 9,907 |
| Royal Bank of Canada (Federal Funds Rate plus 35 bps), 2.180%, 10–1–19 (A) | 15,000 | 15,000 |
| Shell International Finance B.V. (GTD by Royal Dutch Shell plc), 2.020%, 6–18–20 | 15,000 | 14,783 |
| Sonoco Products Co., 2.150%, 10–1–19 | 4,833 | 4,833 |
| Sysco Corp., 2.180%, 10–1–19 | 12,431 | 12,431 |
| Toronto-Dominion Bank, 2.840%, 10–18–19 | 10,000 | 9,986 |
| UnitedHealth Group, Inc.: | | |
| 2.252%, 10–4–19 | 3,200 | 3,199 |
| 2.020%, 10–16–19 | 35,180 | 35,148 |
| 2.030%, 10–17–19 | 24,000 | 23,977 |
| Walt Disney Co. (The): | | |
| 2.152%, 10–3–19 | 10,000 | 9,999 |
| 2.153%, 10–8–19 | 4,000 | 3,998 |
| Wisconsin Gas LLC, 2.102%, 10–3–19 | 30,000 | 29,997 |
| | | |
| **Total Commercial Paper – 23.4%** | | **297,574** |
| **Master Note** | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.170%, 10–7–19 (A) | 63,765 | 63,765 |
| | | |
| **Total Master Note – 5.1%** | | **63,765** |

| CORPORATE OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| **Notes** | | |
| Banco del Estado de Chile (1-Month U.S. LIBOR plus 41 bps), 2.440%, 10–14–19 (A) | $25,000 | $25,000 |
| Banco del Estado de Chile (1-Month U.S. LIBOR plus 24 bps), 2.260%, 10–18–19 (A) | 15,000 | 15,000 |
| Banco del Estado de Chile (1-Month U.S. LIBOR plus 23 bps), 2.270%, 10–29–19 (A) | 7,000 | 7,000 |
| Banco del Estado de Chile (1-Month U.S. LIBOR plus 26 bps), 2.300%, 10–13–19 (A) | 15,000 | 15,000 |
| Bank of America N.A. (1-Month U.S. LIBOR plus 13 bps), 2.170%, 10–17–19 (A) | 10,000 | 10,000 |
| Bank of America N.A. (Federal Funds Rate plus 26 bps), 2.400%, 10–1–19 (A) | 15,000 | 15,000 |
| Bank of America N.A. (Federal Funds Rate plus 30 bps), 2.130%, 10–1–19 (A) | 15,000 | 15,000 |
| Bank of Montreal (1-Month U.S. LIBOR plus 16 bps), 2.220%, 10–6–19 (A) | 25,000 | 25,000 |
| Bank of Montreal (1-Month U.S. LIBOR plus 22 bps), 2.300%, 10–4–19 (A) | 10,000 | 10,000 |
| Bank of Montreal (3-Month U.S. LIBOR plus 3 bps), 2.240%, 11–7–19 (A) | 15,000 | 15,000 |
| Bank of Montreal (Secured Overnight Financing Rate plus 25 bps), 2.070%, 10–1–19 (A) | 10,000 | 10,000 |
| Bank of Nova Scotia (The) (1-Month U.S. LIBOR plus 23 bps), 2.270%, 10–20–19 (A) | 15,000 | 15,000 |
| Bank of Nova Scotia (The) (3-Month U.S. LIBOR plus 3 bps), 2.210%, 11–19–19 (A) | 15,000 | 15,000 |
| Bank of Nova Scotia (The) (Federal Funds Rate plus 37 bps), 2.200%, 10–1–19 (A) | 15,000 | 15,000 |
| Canadian Imperial Bank of Commerce (Secured Overnight Financing Rate plus 21 bps), 2.030%, 10–1–19 (A) | 20,000 | 20,000 |
| Corporacion Andina de Fomento, 2.550%, 7–18–20 (B) | 22,417 | 22,355 |
| John Deere Capital Corp. (3-Month U.S. LIBOR plus 30 bps), 2.420%, 12–15–19 (A) | 17,055 | 17,072 |
| Net Magan Two LLC (GTD by Federal Home Loan Bank) (1-Month U.S. LIBOR plus 10 bps), 2.350%, 10–7–19 (A) | 15,200 | 15,200 |
| Royal Bank of Canada (1-Month U.S. LIBOR plus 21 bps), 2.260%, 10–11–19 (A) | 11,000 | 11,000 |
| Royal Bank of Canada (Federal Funds Rate plus 28 bps), 2.110%, 10–1–19 (A) | 25,000 | 25,000 |

| CORPORATE OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| **Notes (Continued)** | | |
| Toronto-Dominion Bank (1–Month U.S. LIBOR plus 18bps), 2.260%, 10–4–19 (A) | $10,000 | $ 10,000 |
| Toronto-Dominion Bank (1-Month U.S. LIBOR plus 24bps), 2.280%, 10–25–19 (A) | 25,000 | 25,000 |
| Toronto-Dominion Bank (Federal Funds Rate plus 37bps), 2.200%, 10–1–19 (A) | 15,000 | 15,000 |
| Wells Fargo & Co. (3-Month U.S. LIBOR plus 88 bps), 3.140%, 10–22–19 (A) | 11,000 | 11,065 |
| Wells Fargo Bank N.A. (1-Month U.S. LIBOR plus 29 bps), 2.120%, 10–1–19 (A) | 12,000 | 12,000 |
| Wells Fargo Bank N.A. (1-Month U.S. LIBOR plus 40 bps), 2.430%, 10–15–19 (A) | 20,000 | 20,000 |
| Wells Fargo Bank N.A. (3-Month U.S. LIBOR plus 18 bps), 2.500%, 10–2–19 (A) | 8,000 | 8,000 |
| Wells Fargo Bank N.A. (3-Month U.S. LIBOR plus 8 bps), 2.340%, 10–28–19 (A) | 10,000 | 10,000 |
| | | |
| **Total Notes – 34.3%** | | **428,692** |
| **TOTAL CORPORATE OBLIGATIONS – 63.6%** | | **$800,031** |
| (Cost: $800,031) | | |
| **MUNICIPAL OBLIGATIONS** | | |
| California – 0.7% | | |
| University of California (1-Month U.S. LIBOR plus 8 bps), 2.070%, 10–7–19 (A) | 9,115 | 9,115 |
| Colorado – 0.1% | | |
| Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ, Ser A-1 (GTD by JPMorgan Chase & Co.) (BVAL plus 30 bps), 2.400%, 10–7–19 (A) | 1,300 | 1,300 |
| Florida – 0.2% | | |
| Miami-Dade Cnty, FL, Seaport Rev Commercial PaperNotes, Ser 2019A-2 (GTD by Bank of America N.A.), 2.280%, 10–28–19 | 2,619 | 2,619 |
| Kansas – 0.6% | | |
| Univ of KS Hosp Auth, Var Rate Demand Hlth Fac Rev Bonds (KU Hlth Sys), Ser 2004 (GTD by U.S. Bank N.A.) (BVAL plus 17 bps), 1.740%, 10–1–19 (A) | 7,700 | 7,700 |

SEPTEMBER 30, 2019

## MUNICIPAL OBLIGATIONS (Continued)

| | Principal | Value |
|---|---|---|
| **Mississippi – 0.2%** | | |
| MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.) (BVAL plus 19 bps), 1.820%, 10–1–19 (A) | $ 3,100 | $ 3,100 |
| **Missouri – 0.3%** | | |
| Kansas City, MO, Var Rate Dem Taxable Spl Oblig Rfdg Bonds (President Hotel Redev Proj), Ser 2009B (GTD by JPMorgan Chase & Co.) (BVAL plus 22 bps), 2.100%, 10–7–19 (A) | 4,000 | 4,000 |
| **New York – 1.6%** | | |
| Long Island Power Auth, Elec Sys Gen Rev Commercial Paper Notes, Ser 2015GR-4A (GTD by Royal Bank of Canada), 2.150%, 10–10–19 | 10,000 | 10,000 |
| Long Island Power Auth, Elec Sys Rev Commercial Paper Notes, Ser 2015GR-1A, 2.150%, 10–1–19 | 10,000 | 10,000 |
| | | 20,000 |
| **Pennsylvania – 0.5%** | | |
| EPC – Allentown, LLC, Incr Taxable Var Rate Demand Bonds, Ser 2005 (GTD by U.S. Bank N.A.) (1-Week U.S. LIBOR plus 10 bps), 2.100%, 10–7–19 (A) | 5,835 | 5,835 |

## MUNICIPAL OBLIGATIONS (Continued)

| | Principal | Value |
|---|---|---|
| **South Carolina – 4.9%** | | |
| SC Pub Svc Auth, Rev Commercial Paper Notes, Ser DD (GTD by Bank of America N.A.): | | |
| 2.320%, 10–1–19 | $ 45,161 | $ 45,161 |
| 2.250%, 11–14–19 | 16,993 | 16,993 |
| | | 62,154 |
| **Wyoming – 0.4%** | | |
| Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bonds (Chevron USA, Inc. Proj), Ser 1992 (GTD by Chevron Corp.) (BVAL plus 19 bps), 1.820%, 10–1–19 (A) | 5,000 | 5,000 |
| **TOTAL MUNICIPAL OBLIGATIONS – 9.5%** | | $120,823 |

(Cost: $120,823)

## UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS

| | Principal | Value |
|---|---|---|
| **Treasury Bills (B) – 9.6%** | | |
| U.S. Treasury Bills: | | |
| 2.157%, 10–3–19 | 5,000 | 4,999 |
| 2.067%, 10–8–19 | 10,000 | 9,996 |
| 1.990%, 10–10–19 | 17,000 | 16,991 |
| 1.820%, 10–15–19 | 9,000 | 8,993 |
| 1.990%, 10–17–19 | 20,000 | 19,981 |
| 1.860%, 10–22–19 | 3,000 | 2,997 |
| 1.960%, 10–24–19 | 5,000 | 4,994 |
| 2.010%, 10–31–19 | 3,200 | 3,194 |
| 1.940%, 11–7–19 | 14,000 | 13,971 |

## UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)

| | Principal | Value |
|---|---|---|
| **Treasury Bills (B)** (Continued) | | |
| 1.920%, 11–14–19 | $15,000 | $ 14,964 |
| 1.910%, 12–5–19 | 10,000 | 9,965 |
| 1.900%, 12–12–19 | 10,000 | 9,962 |
| | | 121,007 |
| **United States Government Agency Obligations – 16.8%** | | |
| Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate): | | |
| 2.200%, 10–2–19 (A) | 12,500 | 12,500 |
| 2.200%, 10–7–19 (A) | 156,172 | 156,172 |
| 2.220%, 10–7–19 (A) | 20,984 | 20,985 |
| 2.530%, 11–17–19 (A) | 10,000 | 10,000 |
| 2.790%, 2–19–20 (A) | 11,000 | 11,000 |
| | | 210,657 |
| **TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 26.4%** | | $ 331,664 |

(Cost: $331,664)

| | |
|---|---|
| **TOTAL INVESTMENT SECURITIES – 99.5%** | $1,252,518 |

(Cost: $1,252,518)

| | |
|---|---|
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.5%** | 6,645 |
| **NET ASSETS – 100.0%** | $1,259,163 |

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(B) Rate shown is the yield to maturity at September 30, 2019.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Corporate Obligations | $ — | $ 800,031 | $ — |
| Municipal Obligations | — | 120,823 | — |
| United States Government and Government Agency Obligations | — | 331,664 | — |
| Total | $ — | $1,252,518 | $ — |

The following acronyms are used throughout this schedule:

BVAL = Bloomberg Valuation Municipal AAA Benchmark
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

*Below, Mark G. Beischel, CFA, and Susan K. Regan, co-portfolio managers of the Ivy Corporate Bond Fund, discuss positioning, performance and results for the fiscal year ended September 30, 2019. Mr. Beischel has managed the Fund since April 2018 and has 26 years of industry experience. Ms. Regan has managed the Fund since April 2018 and has 32 years of industry experience.*

## Fiscal Year Performance

For the 12 Months Ended September 30, 2019

| | |
|---|---|
| Ivy Corporate Bond Fund (Class A shares at net asset value) | 11.48% |
| Ivy Corporate Bond Fund (Class A shares including sales charges) | 5.02% |

| Benchmark(s) and Morningstar Category | |
|---|---|
| Bloomberg Barclays U.S. Credit Index (generally reflects the performance of securities representing the U.S. credit market) | 12.63% |
| Morningstar Corporate Bond Category Average (generally reflects the performance of the universe of funds with similar investment objectives) | 10.90% |

*Please note that Fund returns include applicable fees and expenses, while index returns do not include any such fees. The performance discussion below is based on net asset value (NAV).*

## Market review

The past fiscal year was very eventful for many asset classes. U.S. Treasury yields reversed their rise from the prior fiscal year. The 10-year U.S. Treasury yield started the period at 3.06%, peaked at 3.24% in November 2018, then declined to 1.66% at the end of the fiscal year. Typically, a decline of this magnitude would signal a risk-off environment, yet risky assets did well in the past year, with the S&P 500 Index rising over 4% during the period. Credit spreads in investment grade underperformed equities with the spread on the Fund's benchmark, the Bloomberg Barclays U.S. Credit Index, widening from 100 basis points (bps) to 109 bps during the year. This was more than offset by the move in U.S. Treasuries resulting in a total return of 12.63% for investment grade. Similarly, high yield posted a strong return of 10.97% for the year, mainly due to the move in U.S. Treasury rates and coupon income, while the spread on the index widened from 316 bps to 373 bps in the period.

Macroeconomic data significantly worsened as U.S.-China trade tensions caused weakening in global growth. The Institute for Supply Management (ISM) manufacturing index declined from 59.5 to 47.8 during the year, which took the index from a solid expansionary number to one indicating contraction. The service sector and consumption held up better in the U.S., but trended down as the ISM non-manufacturing index declined from 60.8 to 52.6 in the past year, though it remained in expansion territory. Payroll growth for the past fiscal year averaged 173,000 per month, down from the 204,000 monthly average for the prior fiscal year, but enough to push the unemployment rate down from 3.7% to 3.5%. The favorable labor market has allowed consumption, which comprises roughly 70% of the economy, to hold up well despite the weakness in manufacturing.

The weakening data caused the Federal Reserve (Fed) to pivot abruptly over the last year. At the beginning of the fiscal year, the federal funds rate range was 2.00-2.25% and the market was pricing in future rate hikes. The Fed raised rates in December 2018, but it changed course in January and the market began to price in a dovish outcome. Since that time, the Fed has cut rates twice — July and September — with the market expecting further cuts in the future.

Investment grade saw two opposing forces drive credit spreads in the past year. On one hand, fundamentals in the space have weakened with leverage, ratings and duration worsening year over year. During the year, leverage, excluding commodity sectors, climbed 0.2-times to 3.1-times, a level not seen in 20 years. The benchmark's level of BBB securities, which has grown for decades, climbed in the past year from approximately 43% to 45%. Lastly, duration of the benchmark increased to 7.6 years from 7.0 years at the beginning of the fiscal year. Lengthening duration magnifies price movement based on interest rates, as well as spread changes, so we believe the risk of the market has increased.

On the flip side, investment grade has been positively affected by the technical backdrop of the market. Supply, flows and negative yields globally have been powerful forces that have offset weakening fundamentals and helped keep spreads from widening further in the past year. Issuance in calendar year 2019 is similar to what we saw in the same period in 2018, which was itself down 18% over 2017 in gross issuance and down 40% in issuance net of redemptions, so we are continuing to see relatively muted issuance trends the last two years. Inflows into the asset class for the first nine months of calendar year

2019 were $161 billion, higher than $57 billion in the same period of calendar year 2018. Lastly, relative yields in the U.S. investment grade market remain attractive versus the $14.8 trillion in negative yielding global debt.

## Performance and positioning

The Fund had a positive return for the fiscal period and outperformed its Morningstar peer group average, but underperformed its benchmark. We remain conservative in our positioning relative to the opportunity set for the Fund. We continue to believe that eventually the negative fundamentals in the market will win over the positive technical factors. However, we are cognizant this may take time to play out as the technical support is strong and could continue in the future.

In order to optimize risk and reward in this context, we have constructed the Fund to be conservative relative to the benchmark, but yield a similar amount as the benchmark. We have done this by having the Fund's riskier, or lower rated credits, be much shorter duration than the higher quality credits in the portfolio. For example, the Fund's spread exceeds the spread of the benchmark for all durations up to 10 years, but the Fund's spread relative to the benchmark is over 40 bps tighter on credits with duration greater than 10 years. Based on this positioning, our spread and yield is very similar to the benchmark, but the composition of the Fund's risk may result in less volatile performance for a given change in spreads.

Over the past fiscal year, our risk relative to the benchmark has decreased slightly, while duration relative to the benchmark has remained relatively flat and remains slightly under benchmark duration. By industry, the largest increases in weightings were the technology sector followed by the utility sector, while the financial and consumer cyclical sectors were the largest decreases. During the year, we moved the portfolio into less cyclical sectors and less cyclical companies within sectors. The Fund increased its exposure to the BBB space, at the expense of A and AA rated credit. However, the Fund's riskier credits tend to be shorter duration on average relative to the benchmark. Additionally, the BBB space has seen more favorable fundamental improvement than the A rated space in terms of both leverage trends and ratings migrations.

## Outlook

Going forward, we believe the financial markets will likely be driven by the two principal concerns that have been the focus of investors in 2019 — Fed policy and trade policy. U.S.-China trade tensions escalated with President Donald Trump announcing an additional 15% tariff starting on September 1, as well as other tariffs targeted for October and December. Many believe a truce may develop with the remaining tariffs put on hold, but incremental damage to growth has already occurred and trade remains unpredictable. Adding to this uncertainty is the 2020 election cycle, which has the potential to significantly impact risk asset valuations. We may also see dramatic changes to relative performance of various sectors as the policy differences between the U.S. and China are historically wide.

After easing by 25 bps twice, we believe the Fed is likely to cut rates again in 2019. We think macroeconomic data may continue to soften and likely fall short of expectations in the fourth quarter of calendar year 2019 due to trade policy uncertainty, Brexit and geopolitical concerns.

We believe credit spreads should widen in the near future due to a few factors. First, macroeconomic data points are likely to underwhelm relative to consensus. We believe the cloud of uncertainty will continue for businesses over the next year and may worsen with election uncertainty. Consumer spending has been strong, but may weaken unless the manufacturing sector pulls out of its slump. Secondly, fundamentals in corporate credit remain stretched with corporate balance sheets at their most levered levels post-crisis. Lastly, duration in investment grade marketplace continues to rise.

Outside of investment grade, cracks are forming in certain areas of credit, most notably high yield and leveraged loans. CCC-rated debt has meaningfully lagged high yield for the year to date in calendar 2019. Additionally, the ratio of bonds trading below 70% of face value, a so-called distressed ratio, is at higher levels than during the fourth quarter of 2018 when risk assets sold off materially. We believe this portends an increase in the default rate. While this has generally not bled into the investment grade spread, it does speak to investor caution for risky assets.

The technical backdrop for spreads remains relatively positive. We continue to expect net supply to be materially lower than last year due to smaller merger and acquisition volume and tax changes reducing the incentive to issue debt. However, we expect a higher amount of total fixed income issuance principally from U.S. deficit funding. On the demand side, we see trends modestly supportive of spreads. Mutual fund flows remain robust and are likely to continue in the near future, but demand may be reduced due to yield compression.

Given our expectation for modest widening of spreads in the near term, we believe our conservative positioning relative to the benchmark is appropriate. We will be opportunistic in our credit selection and overall positioning to take advantage of the opportunities and dislocations as they present themselves.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The portfolio managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Corporate Bond Fund.

# PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2019 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Bonds | 96.9% |
|   Corporate Debt Securities | 90.4% |
|   Asset-Backed Securities | 2.5% |
|   Municipal Bonds — Taxable | 1.9% |
|   Other Government Securities | 1.3% |
|   United States Government Obligations | 0.6% |
|   Mortgage-Backed Securities | 0.2% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 3.1% |

## Quality Weightings

| | |
|---|---|
| Investment Grade | 96.3% |
|   AAA | 2.2% |
|   AA | 11.8% |
|   A | 32.7% |
|   BBB | 49.6% |
| Non-Investment Grade | 0.6% |
|   BB | 0.4% |
|   Non-rated | 0.2% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 3.1% |

*Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

(UNAUDITED)



| | |
|---|---|
| Ivy Corporate Bond Fund, Class A Shares[1] | $13,504 |
| Bloomberg Barclays U.S. Credit Index | $16,787 |

*Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.*

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class E | Class I | Class N | Class R | Class Y |
|---|---|---|---|---|---|---|---|---|
| 1-year period ended 9-30-19 | 5.02% | 5.66% | 10.52% | 9.02% | 11.84% | 12.19% | 11.20% | 11.62% |
| 5-year period ended 9-30-19 | 2.34% | 1.88% | 2.62% | — | 3.85% | — | — | — |
| 10-year period ended 9-30-19 | 3.05% | 2.62% | 2.72% | — | 3.97% | — | — | — |
| Since Inception of Class through 9-30-19[5] | — | — | — | 3.41% | — | 5.09% | 4.26% | 4.60% |

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E Shares carry a maximum front-end sales load of 5.75% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.*

(5)*10-16-17 for Class E shares, 10-16-17 for Class N shares, 10-16-17 for Class R shares and 10-16-17 for Class Y shares (the date on which shares were first acquired by shareholders).*

*The Fund commenced operations on October 16, 2017, in connection with a reorganization (the "Reorganization") in which the Fund acquired all of the assets and liabilities of the Waddell & Reed Advisors Bond Fund (the "Predecessor Fund"). Prior to the Reorganization, the Fund was a "shell" fund with no assets and had not commenced operations. As a result of the Reorganization, the Fund has adopted the performance of the Predecessor Fund. Therefore, the returns presented below for the Fund reflect the performance of the Predecessor Fund through October 16, 2017 and the performance of the Fund thereafter.*

*Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.*

| ASSET-BACKED SECURITIES | Principal | Value |
|---|---|---|
| AerCap Ireland Capital Ltd. and AerCap Global Aviation Trust, 3.500%, 5–26–22 . . . . . . . . . . . | $ 1,750 | $ 1,795 |
| Air Canada Enhanced Equipment Trust, Series 2015-2, Class AA, 3.750%, 12–15–27 (A) . . . . . . . . | 3,421 | 3,620 |
| American Airlines Class A Pass-Through Certificates, Series 2016-2, 3.650%, 6–15–28 . . . . . . . . . . . | 1,754 | 1,828 |
| American Airlines Class AA Pass-Through Certificates, Series 2016-2, 3.200%, 6–15–28 . . . . . . . . . . . | 2,631 | 2,700 |
| American Airlines Class AA Pass-Through Certificates, Series 2017-2, 3.350%, 10–15–29 . . . . . . . . . . . | 946 | 974 |
| American Airlines, Inc. Pass-Through Certificates, Series 2016-1, Class AA, 3.575%, 1–15–28 . . . . . . . . . . . | 3,427 | 3,611 |
| American Airlines, Inc. Pass-Through Certificates, Series 2017-1, Class AA, 3.650%, 2–15–29 . . . . . . . . . . . | 438 | 466 |
| SBA Tower Trust, Series 2016-1 (GTD by SBA Guarantor LLC and SBA Holdings LLC), 2.877%, 7–9–21 (A) . . . . . . . . . . . | 3,500 | 3,512 |
| United Airlines Pass-Through Certificates, Series 2016-AA, 3.100%, 7–7–28 . . . . . . . . . . . . . | 4,551 | 4,660 |
| **TOTAL ASSET-BACKED SECURITIES – 2.5%** | | **$23,166** |

(Cost: $22,377)

| CORPORATE DEBT SECURITIES | Principal | Value |
|---|---|---|
| Communication Services | | |
| Cable & Satellite – 1.7% | | |
| Charter Communications Operating LLC and Charter Communications Operating Capital Corp., 4.464%, 7–23–22 . . . . . . . . . . . | 2,000 | 2,106 |
| Comcast Corp. (GTD by Comcast Cable Communications and NBCUniversal): | | |
| 1.625%, 1–15–22 . . . . . . . . . . . . . | 5,000 | 4,981 |
| 3.900%, 3–1–38 . . . . . . . . . . . . . | 1,000 | 1,107 |
| 4.600%, 10–15–38 . . . . . . . . . . . | 5,000 | 5,991 |
| DIRECTV Holdings LLC and DIRECTV Financing Co., Inc., 3.950%, 1–15–25 . . . . . . . . . . . . . | 1,865 | 1,924 |
| | | 16,109 |
| Integrated Telecommunication Services – 2.3% | | |
| AT&T, Inc.: | | |
| 2.950%, 7–15–26 . . . . . . . . . . . | 4,500 | 4,564 |
| 3.800%, 2–15–27 . . . . . . . . . . . | 500 | 530 |
| 4.350%, 3–1–29 . . . . . . . . . . . | 4,000 | 4,421 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Integrated Telecommunication Services (Continued) | | |
| Verizon Communications, Inc.: | | |
| 4.329%, 9–21–28 . . . . . . . . . . . | $2,500 | $ 2,836 |
| 5.250%, 3–16–37 . . . . . . . . . . . | 2,250 | 2,796 |
| 4.812%, 3–15–39 . . . . . . . . . . . | 4,672 | 5,603 |
| | | 20,750 |
| Interactive Home Entertainment – 0.9% | | |
| Activision Blizzard, Inc.: | | |
| 2.300%, 9–15–21 . . . . . . . . . . . | 5,250 | 5,263 |
| 2.600%, 6–15–22 . . . . . . . . . . . | 3,000 | 3,031 |
| | | 8,294 |
| Movies & Entertainment – 0.5% | | |
| TWDC Enterprises 18 Corp., 3.700%, 12–1–42 . . . . . . . . . . . . | 1,000 | 1,127 |
| Walt Disney Co. (The): | | |
| 4.125%, 12–1–41 . . . . . . . . . . . . | 2,000 | 2,354 |
| 4.125%, 6–1–44 . . . . . . . . . . . . | 1,000 | 1,209 |
| | | 4,690 |
| Publishing – 0.5% | | |
| Thomson Reuters Corp.: | | |
| 3.350%, 5–15–26 . . . . . . . . . . . | 2,150 | 2,215 |
| 5.850%, 4–15–40 . . . . . . . . . . . | 2,000 | 2,401 |
| | | 4,616 |
| Wireless Telecommunication Service – 1.6% | | |
| Crown Castle Towers LLC: | | |
| 3.222%, 5–15–22 (A) . . . . . . . . . . | 2,000 | 2,021 |
| 3.663%, 5–15–25 (A) . . . . . . . . . . | 5,120 | 5,361 |
| 4.241%, 7–15–28 (A) . . . . . . . . . . | 2,500 | 2,750 |
| Sprint Spectrum L.P., 3.360%, 9–20–21 (A) . . . . . . . . . . | 4,500 | 4,517 |
| | | 14,649 |
| **Total Communication Services – 7.5%** | | **69,108** |
| Consumer Discretionary | | |
| Auto Parts & Equipment – 0.3% | | |
| Lear Corp., 3.800%, 9–15–27 . . . . . . . . . . . . | 3,000 | 3,018 |
| Automobile Manufacturers – 0.2% | | |
| General Motors Co., 5.000%, 10–1–28 . . . . . . . . . . . | 1,750 | 1,860 |
| Casinos & Gaming – 0.3% | | |
| Las Vegas Sands Corp., 3.500%, 8–18–26 . . . . . . . . . . . | 2,650 | 2,692 |
| Education Services – 0.2% | | |
| University of Southern California, 3.028%, 10–1–39 . . . . . . . . . . . | 2,000 | 2,062 |
| Footwear – 1.0% | | |
| NIKE, Inc., 3.875%, 11–1–45 . . . . . . . . . . . . | 8,000 | 9,149 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Home Improvement Retail – 0.6% | | |
| Home Depot, Inc. (The), 4.200%, 4–1–43 . . . . . . . . . . . . | $4,700 | $ 5,523 |
| Hotels, Resorts & Cruise Lines – 0.4% | | |
| Royal Caribbean Cruises Ltd., 2.650%, 11–28–20 . . . . . . . . . . . | 3,108 | 3,121 |
| Restaurants – 0.4% | | |
| Starbucks Corp., 4.450%, 8–15–49 . . . . . . . . . . . | 3,000 | 3,483 |
| **Total Consumer Discretionary – 3.4%** | | **30,908** |
| Consumer Staples | | |
| Brewers – 1.5% | | |
| Anheuser-Busch Inbev Finance, Inc. (GTD by AB INBEV/BBR/COB), 4.700%, 2–1–36 . . . . . . . . . . . | 9,500 | 10,987 |
| Molson Coors Brewing Co., 2.250%, 3–15–20 . . . . . . . . . . . | 2,500 | 2,498 |
| | | 13,485 |
| Distillers & Vintners – 0.1% | | |
| Constellation Brands, Inc., 2.650%, 11–7–22 . . . . . . . . . . . | 1,000 | 1,011 |
| Drug Retail – 1.0% | | |
| CVS Health Corp.: | | |
| 4.100%, 3–25–25 . . . . . . . . . . . | 4,000 | 4,271 |
| 3.250%, 8–15–29 . . . . . . . . . . . | 3,125 | 3,142 |
| 5.050%, 3–25–48 . . . . . . . . . . . | 1,500 | 1,706 |
| | | 9,119 |
| Hypermarkets & Super Centers – 0.5% | | |
| Walmart, Inc., 4.050%, 6–29–48 . . . . . . . . . . . | 3,750 | 4,505 |
| Packaged Foods & Meats – 2.9% | | |
| General Mills, Inc., 3.200%, 4–16–21 . . . . . . . . . . . | 6,000 | 6,092 |
| Mars, Inc.: | | |
| 3.200%, 4–1–30 (A) . . . . . . . . . . | 7,375 | 7,804 |
| 3.875%, 4–1–39 (A) . . . . . . . . . . | 1,000 | 1,117 |
| Nestle Holdings, Inc., 3.900%, 9–24–38 (A) . . . . . . . . . | 5,500 | 6,358 |
| Smithfield Foods, Inc.: | | |
| 2.650%, 10–3–21 (A) . . . . . . . . . . | 3,000 | 2,971 |
| 3.350%, 2–1–22 (A) . . . . . . . . . . | 2,000 | 2,006 |
| | | 26,348 |
| Soft Drinks – 1.1% | | |
| Keurig Dr Pepper, Inc., 4.057%, 5–25–23 . . . . . . . . . . . | 2,250 | 2,381 |
| PepsiCo, Inc.: | | |
| 3.450%, 10–6–46 . . . . . . . . . . . | 4,500 | 4,853 |
| 3.375%, 7–29–49 . . . . . . . . . . . | 3,125 | 3,336 |
| | | 10,570 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Tobacco – 1.3%** | | |
| Altria Group, Inc. (GTD by Philip Morris USA, Inc.): | | |
| 3.490%, 2–14–22 | $3,380 | $ 3,467 |
| 2.850%, 8–9–22 | 2,250 | 2,277 |
| Imperial Brands Finance plc, | | |
| 3.125%, 7–26–24 (A) | 2,800 | 2,806 |
| Philip Morris International, Inc., | | |
| 2.875%, 5–1–24 | 3,100 | 3,181 |
| | | 11,731 |
| **Total Consumer Staples – 8.4%** | | 76,769 |
| **Energy** | | |
| **Oil & Gas Equipment & Services – 0.6%** | | |
| Baker Hughes, a GE Co. LLC and Baker Hughes Co-Obligor, Inc., | | |
| 3.337%, 12–15–27 | 2,000 | 2,052 |
| Halliburton Co., | | |
| 5.000%, 11–15–45 | 3,000 | 3,362 |
| | | 5,414 |
| **Oil & Gas Exploration & Production – 1.7%** | | |
| BP Capital Markets plc (GTD by BP plc), | | |
| 3.216%, 11–28–23 | 5,000 | 5,192 |
| Canadian Natural Resources Ltd., | | |
| 3.850%, 6–1–27 | 7,250 | 7,648 |
| ConocoPhillips Co. (GTD by ConocoPhillips), | | |
| 4.150%, 11–15–34 | 1,193 | 1,312 |
| EQT Corp., | | |
| 3.000%, 10–1–22 | 1,500 | 1,443 |
| | | 15,595 |
| **Oil & Gas Refining & Marketing – 0.1%** | | |
| Phillips 66 (GTD by Phillips 66 Co.) (3-Month U.S. LIBOR plus 60 bps), | | |
| 2.732%, 2–26–21 (B) | 1,000 | 1,000 |
| **Oil & Gas Storage & Transportation – 5.6%** | | |
| Boardwalk Pipelines L.P. (GTD by Boardwalk Pipeline Partners L.P.), | | |
| 4.450%, 7–15–27 | 3,090 | 3,180 |
| Colonial Pipeline Co., | | |
| 4.250%, 4–15–48 (A) | 2,000 | 2,309 |
| Colorado Interstate Gas Co., | | |
| 4.150%, 8–15–26 (A) | 6,000 | 6,304 |
| Energy Transfer Partners L.P.: | | |
| 4.950%, 6–15–28 | 2,750 | 3,023 |
| 4.900%, 3–15–35 | 750 | 775 |
| EQT Midstream Partners L.P., | | |
| 4.750%, 7–15–23 | 2,500 | 2,509 |
| Midwest Connector Capital Co. LLC, | | |
| 3.900%, 4–1–24 (A) | 2,200 | 2,318 |
| Plains All American Pipeline L.P. and PAA Finance Corp., | | |
| 3.600%, 11–1–24 | 4,469 | 4,576 |
| Sabal Trail Transmission LLC, | | |
| 4.246%, 5–1–28 (A) | 5,000 | 5,459 |
| Sabine Pass Liquefaction LLC, | | |
| 4.200%, 3–15–28 | 1,500 | 1,590 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Oil & Gas Storage & Transportation** (Continued) | | |
| Sunoco Logistics Partners Operations L.P. (GTD by Sunoco Logistics Partners L.P.), | | |
| 4.400%, 4–1–21 | $ 2,551 | $ 2,620 |
| Tennessee Gas Pipeline Co., | | |
| 7.000%, 3–15–27 | 3,000 | 3,704 |
| TransCanada Corp., | | |
| 5.100%, 3–15–49 | 4,500 | 5,407 |
| Transcontinental Gas Pipe Line Co. LLC, | | |
| 4.600%, 3–15–48 | 2,000 | 2,216 |
| Williams Partners L.P.: | | |
| 3.750%, 6–15–27 | 4,000 | 4,138 |
| 4.850%, 3–1–48 | 1,500 | 1,610 |
| | | 51,738 |
| **Total Energy – 8.0%** | | 73,747 |
| **Financials** | | |
| **Asset Management & Custody Banks – 1.6%** | | |
| Ares Capital Corp.: | | |
| 3.875%, 1–15–20 | 635 | 636 |
| 4.250%, 3–1–25 | 2,500 | 2,575 |
| BlackRock, Inc., | | |
| 3.250%, 4–30–29 | 3,100 | 3,321 |
| Blackstone Holdings Finance Co. LLC, | | |
| 2.500%, 1–10–30 (A) | 3,125 | 3,033 |
| Brookfield Finance, Inc. (GTD by Brookfield Asset Management, Inc.), | | |
| 4.850%, 3–29–29 | 4,500 | 5,094 |
| | | 14,659 |
| **Consumer Finance – 1.9%** | | |
| Capital One Financial Corp., | | |
| 4.200%, 10–29–25 | 3,500 | 3,730 |
| Ford Motor Credit Co. LLC: | | |
| 2.425%, 6–12–20 | 5,000 | 4,987 |
| 5.875%, 8–2–21 | 2,500 | 2,619 |
| 2.979%, 8–3–22 | 2,000 | 1,980 |
| General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.), | | |
| 3.200%, 7–6–21 | 4,500 | 4,546 |
| | | 17,862 |
| **Diversified Banks – 9.4%** | | |
| Banco Santander S.A., | | |
| 3.500%, 4–11–22 | 2,500 | 2,566 |
| Bank of America Corp.: | | |
| 2.503%, 10–21–22 | 2,000 | 2,014 |
| 4.200%, 8–26–24 | 6,000 | 6,436 |
| 4.244%, 4–24–38 | 3,000 | 3,435 |
| 6.300%, 12–29–49 (C) | 2,000 | 2,250 |
| Bank of America Corp. (3-Month U.S. LIBOR plus 77 bps), | | |
| 3.057%, 2–5–26 (B) | 1,000 | 990 |
| Bank of New York Mellon Corp. (The), | | |
| 2.500%, 4–15–21 | 2,000 | 2,015 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Diversified Banks** (Continued) | | |
| BB&T Corp.: | | |
| 2.050%, 5–10–21 | $5,500 | $ 5,496 |
| 2.750%, 4–1–22 | 3,000 | 3,045 |
| Citizens Bank N.A., | | |
| 3.250%, 2–14–22 | 1,750 | 1,793 |
| Commonwealth Bank of Australia, | | |
| 2.000%, 9–6–21 (A)(C) | 3,500 | 3,497 |
| Danske Bank A.S., | | |
| 2.700%, 3–2–22 (A) | 2,000 | 2,009 |
| Fifth Third Bank N.A., | | |
| 2.250%, 6–14–21 | 2,500 | 2,508 |
| HSBC Holdings plc, | | |
| 3.803%, 3–11–25 | 4,750 | 4,948 |
| Huntington Bancshares, Inc., | | |
| 2.300%, 1–14–22 | 1,500 | 1,508 |
| ING Groep N.V., | | |
| 3.550%, 4–9–24 | 2,425 | 2,534 |
| KeyBank N.A., | | |
| 3.300%, 2–1–22 | 1,250 | 1,286 |
| Korea Development Bank, | | |
| 3.000%, 3–19–22 | 1,875 | 1,910 |
| Mitsubishi UFJ Financial Group, Inc., | | |
| 2.190%, 9–13–21 | 6,500 | 6,491 |
| Mizuho Financial Group, Inc., | | |
| 2.953%, 2–28–22 | 4,000 | 4,057 |
| Royal Bank of Canada: | | |
| 2.350%, 10–30–20 | 4,000 | 4,017 |
| 2.500%, 1–19–21 | 4,000 | 4,027 |
| Toronto-Dominion Bank, | | |
| 3.250%, 3–11–24 | 3,125 | 3,268 |
| U.S. Bancorp, | | |
| 3.375%, 2–5–24 | 4,000 | 4,210 |
| U.S. Bank N.A., | | |
| 3.450%, 11–16–21 | 3,000 | 3,087 |
| Wells Fargo & Co.: | | |
| 2.100%, 7–26–21 | 1,000 | 1,000 |
| 3.069%, 1–24–23 | 500 | 509 |
| 4.150%, 1–24–29 | 1,500 | 1,661 |
| Westpac Banking Corp., | | |
| 2.000%, 8–19–21 | 4,000 | 3,995 |
| | | 86,562 |
| **Financial Exchanges & Data – 0.6%** | | |
| Intercontinental Exchange, Inc., | | |
| 4.250%, 9–21–48 | 4,250 | 5,067 |
| **Insurance Brokers – 0.7%** | | |
| Marsh & McLennan Cos., Inc., | | |
| 3.500%, 12–29–20 | 4,000 | 4,064 |
| Willis North America, Inc., | | |
| 2.950%, 9–15–29 | 2,800 | 2,747 |
| | | 6,811 |
| **Investment Banking & Brokerage – 3.1%** | | |
| Cantor Fitzgerald L.P., | | |
| 4.875%, 5–1–24 (A) | 1,375 | 1,452 |
| Credit Suisse Group Funding (Guernsey) Ltd., | | |
| 3.125%, 12–10–20 | 1,500 | 1,514 |
| Daiwa Securities Group, Inc., | | |
| 3.129%, 4–19–22 (A) | 4,000 | 4,064 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Investment Banking & Brokerage** (Continued) | | |
| Goldman Sachs Group, Inc. (The): | | |
| 2.350%, 11–15–21 | $3,000 | $ 3,003 |
| 2.905%, 7–24–23 | 1,000 | 1,014 |
| 3.272%, 9–29–25 | 1,500 | 1,548 |
| 3.750%, 2–25–26 | 1,000 | 1,058 |
| 3.500%, 11–16–26 | 1,000 | 1,040 |
| 4.017%, 10–31–38 | 4,000 | 4,304 |
| Morgan Stanley: | | |
| 4.875%, 11–1–22 | 2,000 | 2,145 |
| 3.875%, 1–27–26 | 7,000 | 7,510 |
| | | 28,652 |
| **Life & Health Insurance – 3.8%** | | |
| Aflac, Inc., | | |
| 4.750%, 1–15–49 | 2,750 | 3,354 |
| Athene Holding Ltd., | | |
| 4.125%, 1–12–28 | 3,000 | 3,085 |
| Metropolitan Life Insurance Co., | | |
| 3.450%, 10–9–21 (A) | 2,000 | 2,055 |
| New York Life Global Funding: | | |
| 2.000%, 4–13–21 (A) | 2,500 | 2,501 |
| 2.300%, 6–10–22 (A)(C) | 3,000 | 3,017 |
| 2.900%, 1–17–24 (A) | 1,500 | 1,546 |
| 2.350%, 7–14–26 (A) | 3,000 | 3,007 |
| Northwestern Mutual Life Insurance Co. (The), | | |
| 3.850%, 9–30–47 (A) | 3,000 | 3,204 |
| Principal Life Global Funding II: | | |
| 2.625%, 11–19–20 (A) | 3,500 | 3,520 |
| 3.000%, 4–18–26 (A) | 4,000 | 4,131 |
| Protective Life Global Funding, | | |
| 2.262%, 4–8–20 (A) | 2,500 | 2,501 |
| Sumitomo Life Insurance Co., | | |
| 4.000%, 9–14–77 (A)(C) | 3,000 | 3,116 |
| | | 35,037 |
| **Other Diversified Financial Services – 2.9%** | | |
| Citigroup, Inc.: | | |
| 2.700%, 3–30–21 | 4,000 | 4,039 |
| 3.500%, 5–15–23 | 1,000 | 1,036 |
| 4.450%, 9–29–27 | 1,500 | 1,637 |
| 3.980%, 3–20–30 | 4,125 | 4,497 |
| JPMorgan Chase & Co.: | | |
| 2.700%, 5–18–23 | 6,000 | 6,103 |
| 3.220%, 3–1–25 | 5,000 | 5,179 |
| 3.540%, 5–1–28 | 3,500 | 3,687 |
| | | 26,178 |
| **Property & Casualty Insurance – 0.6%** | | |
| Aon Corp. (GTD by Aon plc), | | |
| 3.750%, 5–2–29 | 5,000 | 5,337 |
| **Regional Banks – 1.8%** | | |
| First Republic Bank, | | |
| 2.500%, 6–6–22 | 5,000 | 5,025 |
| PNC Bank N.A., | | |
| 2.450%, 11–5–20 | 736 | 739 |
| PNC Financial Services Group, Inc. (The): | | |
| 2.600%, 7–23–26 | 3,125 | 3,164 |
| 3.450%, 4–23–29 | 3,000 | 3,203 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Regional Banks** (Continued) | | |
| SunTrust Banks, Inc., | | |
| 3.200%, 4–1–24 | $4,500 | $ 4,679 |
| | | 16,810 |
| **Reinsurance – 0.3%** | | |
| Reinsurance Group of America, Inc., | | |
| 3.900%, 5–15–29 | 2,800 | 2,980 |
| **Specialized Finance – 0.6%** | | |
| Diamond 1 Finance Corp. and Diamond 2 Finance Corp.: | | |
| 4.420%, 6–15–21 (A) | 2,000 | 2,062 |
| 8.100%, 7–15–36 (A) | 2,500 | 3,190 |
| | | 5,252 |
| **Total Financials – 27.3%** | | 251,207 |
| **Health Care** | | |
| **Biotechnology – 0.8%** | | |
| Amgen, Inc.: | | |
| 2.200%, 5–11–20 | 3,500 | 3,499 |
| 4.950%, 10–1–41 | 3,000 | 3,554 |
| | | 7,053 |
| **Health Care Distributors – 0.3%** | | |
| McKesson Corp., | | |
| 3.650%, 11–30–20 | 2,500 | 2,541 |
| **Health Care Equipment – 0.7%** | | |
| Becton Dickinson & Co., | | |
| 2.894%, 6–6–22 | 3,050 | 3,097 |
| Boston Scientific Corp., | | |
| 4.550%, 3–1–39 | 3,125 | 3,689 |
| | | 6,786 |
| **Health Care Facilities – 0.3%** | | |
| HCA, Inc. (GTD by HCA Holdings, Inc.), | | |
| 4.125%, 6–15–29 | 2,825 | 2,958 |
| **Health Care Services – 0.5%** | | |
| Cigna Corp., | | |
| 3.400%, 9–17–21 | 4,500 | 4,602 |
| **Health Care Supplies – 1.3%** | | |
| Abbott Laboratories, | | |
| 4.750%, 11–30–36 | 5,000 | 6,145 |
| Shire Acquisitions Investments Ireland Designated Activity Co., | | |
| 2.400%, 9–23–21 | 6,000 | 6,028 |
| | | 12,173 |
| **Life Sciences Tools & Services – 0.7%** | | |
| Agilent Technologies, Inc., | | |
| 2.750%, 9–15–29 | 3,125 | 3,091 |
| PerkinElmer, Inc., | | |
| 3.300%, 9–15–29 | 2,800 | 2,797 |
| | | 5,888 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Managed Health Care – 0.6%** | | |
| Humana, Inc., | | |
| 2.900%, 12–15–22 | $2,000 | $ 2,034 |
| UnitedHealth Group, Inc., | | |
| 3.500%, 2–15–24 | 3,500 | 3,683 |
| | | 5,717 |
| **Pharmaceuticals – 2.8%** | | |
| Bayer U.S. Finance II LLC, | | |
| 4.375%, 12–15–28 (A) | 5,000 | 5,400 |
| Bayer U.S. Finance LLC, | | |
| 3.000%, 10–8–21 (A) | 500 | 506 |
| Bristol–Myers Squibb Co., | | |
| 2.900%, 7–26–24 (A) | 3,125 | 3,225 |
| Elanco Animal Health, Inc., | | |
| 3.912%, 8–27–21 | 2,250 | 2,304 |
| Perrigo Finance Unlimited Co. (GTD by Perrigo Co. plc), | | |
| 3.500%, 3–15–21 | 2,000 | 2,009 |
| Pfizer, Inc., | | |
| 3.900%, 3–15–39 | 4,500 | 5,038 |
| Zoetis, Inc.: | | |
| 3.900%, 8–20–28 | 4,000 | 4,378 |
| 4.700%, 2–1–43 | 2,500 | 3,000 |
| | | 25,860 |
| **Total Health Care – 8.0%** | | 73,578 |
| **Industrials** | | |
| **Aerospace & Defense – 3.7%** | | |
| BAE Systems Holdings, Inc.: | | |
| 3.800%, 10–7–24(A) | 5,000 | 5,252 |
| 3.850%, 12–15–25(A) | 4,800 | 5,047 |
| Boeing Co. (The): | | |
| 1.650%, 10–30–20 | 2,500 | 2,487 |
| 3.750%, 2–1–50 | 5,125 | 5,548 |
| Huntington Ingalls Industries, Inc., | | |
| 3.483%, 12–1–27 | 2,750 | 2,858 |
| L3Harris Technologies, Inc., | | |
| 3.850%, 12–15–26(A) | 4,000 | 4,305 |
| Northrop Grumman Corp., | | |
| 3.200%, 2–1–27 | 5,000 | 5,234 |
| Rockwell Collins, Inc., | | |
| 2.800%, 3–15–22 | 3,500 | 3,558 |
| | | 34,289 |
| **Air Freight & Logistics – 0.3%** | | |
| FedEx Corp., | | |
| 3.100%, 8–5–29 | 3,000 | 2,982 |
| **Airlines – 0.5%** | | |
| Aviation Capital Group Corp., | | |
| 2.875%, 1–20–22(A) | 2,000 | 2,008 |
| Sydney Airport Finance, | | |
| 3.625%, 4–28–26(A) | 2,000 | 2,088 |
| | | 4,096 |
| **Building Products – 0.3%** | | |
| Allegion plc, | | |
| 3.500%, 10–1–29 | 2,800 | 2,828 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Environmental & Facilities Services – 1.2%** | | |
| Waste Connections, Inc., | | |
| 3.500%, 5–1–29 . . . . . . . . . . . . . | $6,000 | $ 6,402 |
| Waste Management, Inc. (GTD by Waste Management Holdings, Inc.), | | |
| 4.150%, 7–15–49 . . . . . . . . . . . . . | 4,000 | 4,676 |
| | | 11,078 |
| **Industrial Conglomerates – 1.1%** | | |
| General Electric Capital Corp., | | |
| 2.342%, 11–15–20 . . . . . . . . . . . | 7,787 | 7,768 |
| General Electric Co., | | |
| 2.700%, 10–9–22 . . . . . . . . . . . | 2,000 | 2,005 |
| | | 9,773 |
| **Industrial Machinery – 0.3%** | | |
| Roper Technologies, Inc., | | |
| 2.950%, 9–15–29 . . . . . . . . . . . | 3,000 | 3,008 |
| **Railroads – 1.1%** | | |
| Burlington Northern Santa Fe LLC, | | |
| 4.550%, 9–1–44 . . . . . . . . . . . . . . | 2,000 | 2,402 |
| Kansas City Southern: | | |
| 4.300%, 5–15–43 . . . . . . . . . . . . . | 2,525 | 2,754 |
| 4.700%, 5–1–48 . . . . . . . . . . . . . | 1,000 | 1,195 |
| Union Pacific Corp., | | |
| 3.550%, 8–15–39 . . . . . . . . . . . | 3,125 | 3,274 |
| | | 9,625 |
| **Research & Consulting Services – 0.7%** | | |
| RELX Capital, Inc. (GTD by RELX plc), | | |
| 4.000%, 3–18–29 . . . . . . . . . . . | 3,125 | 3,412 |
| Verisk Analytics, Inc., | | |
| 4.125%, 3–15–29 . . . . . . . . . . . . . | 2,800 | 3,086 |
| | | 6,498 |
| **Total Industrials – 9.2%** | | 84,177 |
| **Information Technology** | | |
| **Application Software – 0.2%** | | |
| NXP Semiconductors N.V., NXP B.V. and NXP Funding LLC, | | |
| 4.300%, 6–18–29(A) . . . . . . . . . . | 1,575 | 1,685 |
| **Communications Equipment – 0.5%** | | |
| Motorola Solutions, Inc., | | |
| 4.600%, 5–23–29 . . . . . . . . . . . | 3,925 | 4,278 |
| **Data Processing & Outsourced Services – 1.5%** | | |
| Fiserv, Inc., | | |
| 3.500%, 7–1–29 . . . . . . . . . . . . . | 4,075 | 4,288 |
| Global Payments, Inc., | | |
| 2.650%, 2–15–25 . . . . . . . . . . . | 2,825 | 2,837 |
| PayPal Holdings, Inc., | | |
| 2.650%, 10–1–26 . . . . . . . . . . . . . | 2,800 | 2,812 |
| Visa, Inc., | | |
| 4.150%, 12–14–35 . . . . . . . . . . . | 3,000 | 3,616 |
| | | 13,553 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Electronic Components – 0.7%** | | |
| Maxim Integrated Products, Inc., | | |
| 3.450%, 6–15–27 . . . . . . . . . . . | $6,500 | $ 6,718 |
| **Electronic Equipment & Instruments – 0.4%** | | |
| Keysight Technologies, Inc., | | |
| 4.600%, 4–6–27 . . . . . . . . . . . . . | 3,500 | 3,852 |
| **IT Consulting & Other Services – 0.5%** | | |
| International Business Machines Corp., | | |
| 3.000%, 5–15–24 . . . . . . . . . . . | 4,375 | 4,527 |
| **Semiconductor Equipment – 0.4%** | | |
| Lam Research Corp., | | |
| 3.750%, 3–15–26 . . . . . . . . . . . | 3,125 | 3,336 |
| **Semiconductors – 1.9%** | | |
| Broadcom, Inc., | | |
| 3.125%, 4–15–21(A) . . . . . . . . . . . | 2,370 | 2,392 |
| Intel Corp., | | |
| 4.100%, 5–19–46 . . . . . . . . . . . | 6,000 | 6,985 |
| QUALCOMM, Inc., | | |
| 4.300%, 5–20–47 . . . . . . . . . . . | 3,000 | 3,356 |
| Texas Instruments, Inc., | | |
| 3.875%, 3–15–39 . . . . . . . . . . . | 4,500 | 5,209 |
| | | 17,942 |
| **Systems Software – 1.3%** | | |
| CA, Inc., | | |
| 5.375%, 12–1–19 . . . . . . . . . . . . . | 6,195 | 6,225 |
| Microsoft Corp., | | |
| 3.500%, 2–12–35 . . . . . . . . . . . | 5,500 | 6,081 |
| | | 12,306 |
| **Technology Hardware, Storage & Peripherals – 1.1%** | | |
| Apple, Inc.: | | |
| 2.400%, 5–3–23 . . . . . . . . . . . . . | 1,000 | 1,016 |
| 3.200%, 5–11–27 . . . . . . . . . . . | 3,350 | 3,553 |
| 4.500%, 2–23–36 . . . . . . . . . . . | 3,000 | 3,661 |
| NetApp, Inc., | | |
| 3.375%, 6–15–21 . . . . . . . . . . . . . | 2,000 | 2,035 |
| | | 10,265 |
| **Total Information Technology – 8.5%** | | 78,462 |
| **Materials** | | |
| **Specialty Chemicals – 0.4%** | | |
| Methanex Corp., | | |
| 5.250%, 3–1–22 . . . . . . . . . . . . . | 3,500 | 3,636 |
| **Total Materials – 0.4%** | | 3,636 |
| **Real Estate** | | |
| **Health Care REITs – 0.2%** | | |
| Senior Housing Properties Trust, | | |
| 4.750%, 2–15–28 . . . . . . . . . . . | 2,000 | 2,010 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Hotel & Resort REITs – 0.3%** | | |
| Hospitality Properties Trust, | | |
| 3.950%, 1–15–28 . . . . . . . . . . . | $2,500 | $ 2,373 |
| **Industrial REITs – 0.6%** | | |
| Aircastle Ltd., | | |
| 5.500%, 2–15–22 . . . . . . . . . . . | 4,909 | 5,224 |
| **Specialized REITs – 2.2%** | | |
| American Tower Corp.: | | |
| 3.070%, 3–15–23(A) . . . . . . . . . . | 3,000 | 3,048 |
| 3.700%, 10–15–49 . . . . . . . . . . . | 3,125 | 3,116 |
| American Tower Trust I, | | |
| 3.652%, 3–23–28(A) . . . . . . . . . . | 2,000 | 2,151 |
| Crown Castle International Corp.: | | |
| 2.250%, 9–1–21 . . . . . . . . . . . . . | 3,000 | 3,002 |
| 5.250%, 1–15–23 . . . . . . . . . . . | 844 | 921 |
| CubeSmart L.P. (GTD by CubeSmart), | | |
| 4.375%, 2–15–29 . . . . . . . . . . . | 2,125 | 2,332 |
| Public Storage, Inc., | | |
| 3.385%, 5–1–29 . . . . . . . . . . . . . | 2,500 | 2,682 |
| Ventas Realty L.P. (GTD by Ventas, Inc.), | | |
| 2.650%, 1–15–25 . . . . . . . . . . . | 3,125 | 3,148 |
| | | 20,400 |
| **Total Real Estate – 3.3%** | | 30,007 |
| **Utilities** | | |
| **Electric Utilities – 4.3%** | | |
| AEP Transmission Co. LLC, | | |
| 4.250%, 9–15–48 . . . . . . . . . . . | 2,000 | 2,355 |
| Appalachian Power Co., Series W, | | |
| 4.450%, 6–1–45 . . . . . . . . . . . . . | 1,000 | 1,165 |
| CenterPoint Energy, Inc., | | |
| 4.250%, 11–1–28 . . . . . . . . . . . | 4,500 | 4,946 |
| Commonwealth Edison Co., | | |
| 3.650%, 6–15–46 . . . . . . . . . . . | 2,500 | 2,702 |
| Consumers Energy Co., | | |
| 4.350%, 4–15–49 . . . . . . . . . . . | 2,500 | 3,070 |
| Duke Energy Carolinas LLC, | | |
| 3.750%, 6–1–45 . . . . . . . . . . . | 3,875 | 4,190 |
| Duke Energy Indiana LLC, | | |
| 3.750%, 5–15–46 . . . . . . . . . . . | 1,000 | 1,075 |
| Entergy Arkansas, Inc., | | |
| 4.000%, 6–1–28 . . . . . . . . . . . | 2,650 | 2,909 |
| Florida Power & Light Co., | | |
| 3.990%, 3–1–49 . . . . . . . . . . . | 3,125 | 3,650 |
| Kansas City Power & Light Co., | | |
| 4.200%, 3–15–48 . . . . . . . . . . . | 1,000 | 1,172 |
| MidAmerican Energy Co., | | |
| 3.950%, 8–1–47 . . . . . . . . . . . | 1,000 | 1,141 |
| National Rural Utilities Cooperative Finance Corp., | | |
| 4.400%, 11–1–48 . . . . . . . . . . . | 3,000 | 3,651 |
| Southern California Edison Co., | | |
| 4.125%, 3–1–48 . . . . . . . . . . . | 2,475 | 2,692 |
| Virginia Electric and Power Co., Series B, | | |
| 4.600%, 12–1–48 . . . . . . . . . . . | 1,500 | 1,843 |

SEPTEMBER 30, 2019

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Electric Utilities** (Continued) | | |
| Wisconsin Electric Power Co.: | | |
| 4.250%, 6–1–44 | $ 750 | $ 849 |
| 4.300%, 10–15–48 | 1,750 | 2,081 |
| | | 39,491 |
| **Gas Utilities – 0.3%** | | |
| Southern California Gas Co., | | |
| 4.300%, 1–15–49 | 2,500 | 2,969 |
| **Independent Power Producers & Energy Traders – 0.5%** | | |
| Black Hills Corp., | | |
| 4.350%, 5–1–33 | 3,750 | 4,212 |
| **Multi-Utilities – 0.9%** | | |
| Baltimore Gas and Electric Co., | | |
| 4.250%, 9–15–48 | 2,500 | 2,916 |
| Berkshire Hathaway Energy Co., | | |
| 2.800%, 1–15–23 | 500 | 513 |
| Dominion Resources, Inc., | | |
| 2.750%, 1–15–22 | 1,000 | 1,009 |
| Public Service Electric and Gas Co., | | |
| 2.250%, 9–15–26 | 3,500 | 3,473 |
| | | 7,911 |
| **Water Utilities – 0.4%** | | |
| American Water Capital Corp., | | |
| 4.150%, 6–1–49 | 3,500 | 4,023 |
| **Total Utilities – 6.4%** | | 58,606 |

| **TOTAL CORPORATE DEBT SECURITIES – 90.4%** | | $830,205 |
|---|---|---|

(Cost: $783,018)

## MORTGAGE–BACKED SECURITIES

| | Principal | Value |
|---|---|---|
| **Non-Agency REMIC/CMO – 0.2%** | | |
| MASTR Adjustable Rate Mortgages Trust, Series 2005-1, Class B1 (Mortgage spread to 10-year U.S. Treasury index), | | |
| 4.363%, 3–25–35(B) | 2,252 | 1,765 |

## MORTGAGE–BACKED SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Non-Agency REMIC/CMO** (Continued) | | |
| Structured Adjustable Rate Mortgage Trust, Mortgage Pass-Through Certificates, Series 2004-1, ClassB2-II (Mortgage spread to 3-year U.S. Treasury index), | | |
| 4.498%, 2–25–34(B) | $ 26 | $ – * |
| | | 1,765 |

| **TOTAL MORTGAGE-BACKED SECURITIES – 0.2%** | | $ 1,765 |
|---|---|---|

(Cost: $2,267)

## MUNICIPAL BONDS – TAXABLE

| | Principal | Value |
|---|---|---|
| **New York – 0.9%** | | |
| NYC GO Bonds, Fiscal 2017 Ser A-2, | | |
| 2.460%, 8–1–26 | 3,000 | 3,059 |
| NYC Indl Dev Agy, Rental Rev Bonds (Yankee Stadium Proj), Ser 2009, | | |
| 11.000%, 3–1–29 (A) | 3,532 | 4,812 |
| | | 7,871 |
| **Ohio – 0.7%** | | |
| OH State Univ, Gen Receipts Bonds (Multiyear Debt Issuance Prog), Ser 2016A, | | |
| 3.798%, 12–1–46 | 5,500 | 6,273 |
| **Pennsylvania – 0.3%** | | |
| Cmnwlth of PA, GO Bonds, Third Ser B of 2010 (Federally Taxable – Build America Bonds), | | |
| 4.750%, 7–15–22 | 3,075 | 3,144 |

| **TOTAL MUNICIPAL BONDS – TAXABLE – 1.9%** | | $17,288 |
|---|---|---|

(Cost: $15,173)

## OTHER GOVERNMENT SECURITIES(D)

| | Principal | Value |
|---|---|---|
| **Canada – 1.3%** | | |
| Province de Quebec, | | |
| 7.140%, 2–27–26 | 9,365 | 11,862 |

| **TOTAL OTHER GOVERNMENT SECURITIES – 1.3%** | | $11,862 |
|---|---|---|

(Cost: $9,518)

## UNITED STATES GOVERNMENT OBLIGATIONS

| | Principal | Value |
|---|---|---|
| **Treasury Obligations – 0.6%** | | |
| U.S. Treasury Bonds: | | |
| 3.000%, 11–15–44 | $ 210 | $ 247 |
| 2.250%, 8–15–49 | 3,125 | 3,217 |
| U.S. Treasury Notes: | | |
| 1.500%, 9–30–24 | 2,250 | 2,244 |
| 2.000%, 8–15–25 | 19 | 19 |
| | | 5,727 |

| **TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 0.6%** | | $ 5,727 |
|---|---|---|

(Cost: $5,688)

## SHORT–TERM SECURITIES

| | Principal | Value |
|---|---|---|
| **Commercial Paper(E) – 0.8%** | | |
| Sonoco Products Co., | | |
| 2.150%, 10–1–19 | 7,350 | 7,349 |
| **Master Note – 0.6%** | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), | | |
| 2.170%, 10–7–19(F) | 5,415 | 5,415 |
| **Money Market Funds – 0.2%** | | |
| Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, | | |
| 1.900%, (G)(H) | 2,028 | 2,028 |
| **United States Government Agency Obligations – 0.5%** | | |
| Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate), | | |
| 2.200%, 10–7–19 (F) | 4,556 | 4,556 |

| **TOTAL SHORT-TERM SECURITIES – 2.1%** | | $ 19,348 |
|---|---|---|

(Cost: $19,349)

| **TOTAL INVESTMENT SECURITIES – 99.0%** | | $909,361 |
|---|---|---|

(Cost: $857,390)

| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.0%** | | 9,471 |
|---|---|---|

| **NET ASSETS – 100.0%** | | $918,832 |
|---|---|---|

Notes to Schedule of Investments

*Not shown due to rounding.

(A) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2019 the total value of these securities amounted to $151,057 or 16.4% of net assets.

(B) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Description of the reference rate and spread, if applicable, are included in the security description.

(C)All or a portion of securities with an aggregate value of $2,871 are on loan.

(D)Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(E)Rate shown is the yield to maturity at September 30, 2019.

(F)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(G)Investment made with cash collateral received from securities on loan.

(H)Rate shown is the annualized 7-day yield at September 30, 2019.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Asset-Backed Securities | $ — | $ 23,166 | $ — |
| Corporate Debt Securities | — | 830,205 | — |
| Mortgage-Backed Securities | — | 1,765 | — |
| Municipal Bonds | — | 17,288 | — |
| Other Government Securities | — | 11,862 | — |
| United States Government Obligations | — | 5,727 | — |
| Short-Term Securities | 2,028 | 17,320 | — |
| Total | $2,028 | $907,333 | $ — |

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust
REMIC = Real Estate Mortgage Investment Conduit
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

*Below, Mark G. Beischel, CFA, Susan K. Regan and Ben Esty, co-portfolio managers of the Ivy Crossover Credit Fund, discuss positioning, performance and results for the fiscal year ended September 30, 2019. Mr. Beischel has managed the Fund since April 2018 and has 26 years of industry experience. Ms. Regan has managed the Fund since April 2018 and has 32 years of industry experience. Mr. Esty has managed the Fund since July 2018 and has 18 years of industry experience.*

## Fiscal Year Performance

For the 12 Months Ended September 30, 2019

| | |
|---|---|
| Ivy Crossover Credit Fund (Class A shares at net asset value) | 13.10% |
| Ivy Crossover Credit Fund (Class A shares including sales charges) | 6.57% |

| Benchmark(s) and Morningstar Category | |
|---|---|
| Bloomberg Barclays U.S. Corporate Bond Index (generally reflects the performance of securities representing the U.S. credit market) | 13.00% |
| Morningstar Corporate Bond Category Average (generally reflects the performance of the universe of funds with similar investment objectives) | 10.90% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is based on net asset value (NAV).*

## Market review

The past fiscal year was very eventful for many asset classes. U.S. Treasury yields reversed their rise from the prior fiscal year. The 10-year U.S. Treasury yield started the period at 3.06%, peaked at 3.24% in November 2018, then declined to 1.66% at the end of the fiscal year. Typically, a decline of this magnitude would signal a risk-off environment, yet risky assets did well in the past year, with the S&P 500 Index rising over 4% during the period. Credit spreads in investment grade underperformed equities with the spread on the Fund's benchmark, the Bloomberg Barclays U.S. Corporate Index, widening from 106 basis points (bps) to 115 bps during the year. This was more than offset by the move in U.S. Treasuries resulting in a total return of 12.63% for investment grade. Similarly, high yield posted a strong return of 10.97% for the year, mainly due to the move in U.S. Treasury rates and coupon income, while the spread on the index widened from 316 bps to 373 bps in the period.

Macroeconomic data significantly worsened as U.S.-China trade tensions caused weakening in global growth. The Institute for Supply Management (ISM) manufacturing index declined from 59.5 to 47.8 during the year, which took the index from a solid expansionary number to one indicating contraction. The service sector and consumption held up better in the U.S., but trended down as the ISM non-manufacturing index declined from 60.8 to 52.6 in the past year, though it remained in expansion territory. Payroll growth for the past fiscal year averaged 173,000 per month, down from the 204,000 monthly average for the prior fiscal year, but enough to push the unemployment rate down from 3.7% to 3.5%. The favorable labor market has allowed consumption, which comprises roughly 70% of the economy, to hold up well despite the weakness in manufacturing.

The weakening data caused the Federal Reserve (Fed) to pivot abruptly over the last year. At the beginning of the fiscal year, the federal funds rate range was 2.00-2.25% and the market was pricing in future rate hikes. The Fed raised rates in December 2018, but it changed course in January and the market began to price in a dovish outcome. Since that time, the Fed has cut rates twice — July and September — with the market expecting further cuts in the future.

Investment grade saw two opposing forces drive credit spreads in the past year. On one hand, fundamentals in the space have weakened with leverage, ratings and duration worsening year over year. During the year, leverage, excluding commodity sectors, climbed 0.2-times to 3.1-times, a level not seen in 20 years. The benchmark's level of BBB securities, which has grown for decades, climbed in the past year from approximately 43% to 45%. Lastly, duration of the benchmark increased to 7.6 years from 7.0 years at the beginning of the fiscal year. Lengthening duration magnifies price movement based on interest rates, as well as spread changes, so we believe the risk of the market has increased.

On the flip side, investment grade has been positively affected by the technical backdrop of the market. Supply, flows and negative yields globally have been powerful forces that have offset weakening fundamentals and helped keep spreads from widening further in the past year. Issuance in calendar year 2019 is similar to what we saw in the same period in 2018, which was itself down 18% over 2017 in gross issuance and down 40% in issuance net of redemptions, so we are continuing to see relatively muted issuance trends the last two years. Inflows into the asset class for the first nine months of calendar year

2019 were $161 billion, higher than $57 billion in the same period of calendar year 2018. Lastly, relative yields in the U.S. investment grade market remain attractive versus the $14.8 trillion in negative yielding global debt.

While high yield fundamentals have been better than investment grade, based on several metrics, we believe there is cause for concern. The median leverage has risen this year by 0.4-times to 4.5-times, but remains down over a two-year period, in contrast to investment grade which has seen a consistent rise. However, leverage for the highest quartile of leveraged companies has been rising for years and ended the fiscal year up 0.9-times to 8.5-times. Since defaults may be driven by higher leveraged companies, the trend is concerning and we believe it portends higher default rates in the future. Lastly, approximately 80% of BB-rated securities are trading to their call — meaning the upside is limited and risk-reward is more asymmetric.

The technical picture for high yield is quite favorable, namely low global yields and positive flows. High yield had healthy inflows of roughly $16 billion in the first nine months of calendar year 2019. Supply was not as favorable during the same period, but new supply is easily being absorbed.

## Performance and positioning

The Fund had a positive return for the fiscal period and outperformed its Morningstar peer group average, as well as its benchmark. We remain conservative in our positioning relative to the opportunity set for the Fund. We continue to believe that eventually the negative fundamentals in the market will win over the positive technical factors. In the past fiscal year, the Fund cut its high yield exposure by almost two-thirds to just under 5%. Relative to the Fund's high yield limit of 35%, we believe this allows ample dry powder to increase this exposure and take advantage of dislocations in fallen angel names and the broader market.

While the Fund maintains a higher spread and yield relative to the benchmark, we did bring these metrics more in line with the index over the past year as we de-risked the portfolio. We also reduced duration over the past year and continue to have modestly lower duration than the benchmark.

Over the past fiscal year, the Fund's largest increases in weightings were the consumer non-cyclical and energy sectors, while the largest reductions were in the consumer cyclical and basic materials industries. The largest overweights relative to the benchmark are industrials and consumer non-cyclical, while the largest underweights are communications and utilities.

## Outlook

Going forward, we believe the financial markets will likely be driven by the two principal concerns that have been the focus of investors in 2019 — Fed policy and trade policy. U.S.-China trade tensions escalated with President Donald Trump announcing an additional 15% tariff starting on September 1, as well as other tariffs targeted for October and December. Many believe a truce may develop, with the remaining tariffs put on hold, but incremental damage to growth has already occurred and trade remains unpredictable. Adding to this uncertainty is the 2020 election cycle, which has the potential to significantly impact risk asset valuations. We may also see dramatic changes to relative performance of various sectors as the policy differences between the U.S. and China are historically wide.

After easing by 25 bps twice, we believe the Fed is likely to cut rates again in 2019. We think macroeconomic data may continue to soften and likely fall short of expectations in the fourth quarter of calendar year 2019 due to trade policy uncertainty, Brexit and geopolitical concerns.

We believe credit spreads should widen in the near future due to a few factors. First, macroeconomic data points are likely to underwhelm relative to consensus. We believe the cloud of uncertainty will continue for businesses over the next year and may worsen with election uncertainty. Consumer spending has been strong, but may weaken unless the manufacturing sector pulls out of its slump. Secondly, fundamentals in corporate credit remain stretched with corporate balance sheets at their most levered levels post-crisis. Lastly, duration in investment grade marketplace continues to rise.

Outside of investment grade, cracks are forming in certain areas of credit, most notably high yield and leveraged loans. CCC-rated debt has meaningfully lagged high yield for the year to date in calendar 2019. Additionally, the ratio of bonds trading below 70% of face value, a so-called distressed ratio, is at higher levels than during the fourth quarter of 2018 when risk assets sold off materially. We believe this portends an increase in the default rate. While this has generally not bled into the investment grade spread, it does speak to investor caution for risky assets.

The technical backdrop for spreads remains relatively positive. We continue to expect net supply to be materially lower than last year due to smaller merger and acquisition volume and tax changes reducing the incentive to issue debt. However, we expect a higher amount of total fixed income issuance principally from U.S. deficit funding. On the demand side, we see trends modestly supportive of spreads. Mutual fund flows remain robust and are likely to continue in the near future, but demand may be reduced due to yield compression.

We remain positive on the outlook for the Fund, as we believe there is robust opportunity set, particularly in the fallen angel space. During the first nine months of 2019, the amount of rising stars was roughly $26 billion, which exceeded the $5 billion of fallen angels for the third year in a row. We believe the combination of credit deterioration and economic slowdown may dramatically change this trend in the future.

Given our expectation for modest widening of spreads in the near term, we believe our conservative positioning relative to the benchmark is appropriate. We will be opportunistic in our credit selection and overall positioning to take advantage of the opportunities and dislocations as they present themselves.

**Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise.**

**Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.**

**These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The portfolio managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Crossover Credit Fund.**

ALL DATA IS AS OF SEPTEMBER 30, 2019 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Bonds | 95.8% |
|    Corporate Debt Securities | 94.6% |
|    Asset-Backed Securities | 1.2% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 4.2% |

## Quality Weightings

| | |
|---|---|
| Investment Grade | 91.3% |
|    A | 1.2% |
|    BBB | 90.1% |
| Non-Investment Grade | 4.5% |
|    BB | 4.5% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 4.2% |

*Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

# COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class E | Class I | Class N | Class R | Class Y |
|---|---|---|---|---|---|---|
| 1-year period ended 9-30-19 | 6.57% | 10.24% | 13.39% | 13.39% | 12.47% | 13.10% |
| 5-year period ended 9-30-19 | — | — | — | — | — | — |
| 10-year period ended 9-30-19 | — | — | — | — | — | — |
| Since Inception of Class through 9-30-19[4] | 2.95% | 4.34% | 5.69% | 5.69% | 4.85% | 5.43% |

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E Shares carry a maximum front-end sales load of 5.75% and 2.50%, respectively. Class I, Class N, Class R and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)4-3-17 for Class A shares, 4-3-17 for Class E shares, 4-3-17 for Class I shares, 4-3-17 for Class N shares, 4-3-17 for Class R shares and 4-3-17 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

| ASSET-BACKED SECURITIES | Principal | Value |
|---|---|---|
| AerCap Ireland Capital Ltd. and AerCap Global Aviation Trust: | | |
| 3.500%, 5–26–22 . . . . . . . . . . . . | $250 | $ 256 |
| 3.650%, 7–21–27 . . . . . . . . . . . . | 250 | 255 |
| **TOTAL ASSET-BACKED SECURITIES – 1.2%** | | **$ 511** |
| (Cost: $500) | | |

| CORPORATE DEBT SECURITIES | | |
|---|---|---|
| **Communication Services** | | |
| Cable & Satellite – 1.2% | | |
| Charter Communications Operating LLC and Charter Communications Operating Capital Corp., | | |
| 4.500%, 2–1–24 . . . . . . . . . . . . . | 500 | 537 |
| **Total Communication Services – 1.2%** | | **537** |
| **Consumer Discretionary** | | |
| Auto Parts & Equipment – 1.2% | | |
| Lear Corp., | | |
| 3.800%, 9–15–27 . . . . . . . . . . . . | 500 | 503 |
| Automobile Manufacturers – 1.2% | | |
| General Motors Co., | | |
| 5.000%, 10–1–28 . . . . . . . . . . . | 500 | 532 |
| Casinos & Gaming – 1.8% | | |
| Las Vegas Sands Corp., | | |
| 3.500%, 8–18–26 . . . . . . . . . . . | 750 | 762 |
| Restaurants – 1.3% | | |
| Starbucks Corp., | | |
| 4.450%, 8–15–49 . . . . . . . . . . . | 500 | 580 |
| **Total Consumer Discretionary – 5.5%** | | **2,377** |
| **Consumer Staples** | | |
| Brewers – 2.0% | | |
| Anheuser-Busch Inbev Finance, Inc. (GTD by AB INBEV/BBR/COB), | | |
| 4.700%, 2–1–36 . . . . . . . . . . . . | 750 | 867 |
| Drug Retail – 1.3% | | |
| CVS Health Corp., | | |
| 5.050%, 3–25–48 . . . . . . . . . . . | 500 | 569 |
| Packaged Foods & Meats – 1.7% | | |
| Smithfield Foods, Inc., | | |
| 2.650%, 10–3–21 (A) . . . . . . . . . . | 750 | 743 |
| Soft Drinks – 1.9% | | |
| Keurig Dr Pepper, Inc., | | |
| 4.057%, 5–25–23 . . . . . . . . . . . . | 750 | 793 |
| Tobacco – 1.2% | | |
| Imperial Brands Finance plc, | | |
| 3.125%, 7–26–24 (A) . . . . . . . . . . | 500 | 501 |
| **Total Consumer Staples – 8.1%** | | **3,473** |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Energy** | | |
| Oil & Gas Exploration & Production – 2.4% | | |
| Canadian Natural Resources Ltd., | | |
| 3.850%, 6–1–27 . . . . . . . . . . . . . | $ 750 | $ 791 |
| EQT Corp., | | |
| 3.000%, 10–1–22 . . . . . . . . . . . . | 250 | 240 |
| | | 1,031 |
| Oil & Gas Storage & Transportation – 9.5% | | |
| Boardwalk Pipelines L.P. (GTD by Boardwalk Pipeline Partners L.P.), | | |
| 4.450%, 7–15–27 . . . . . . . . . . . . | 500 | 515 |
| Cheniere Corpus Christi Holdings LLC, | | |
| 5.875%, 3–31–25 . . . . . . . . . . . . | 500 | 556 |
| Energy Transfer Partners L.P., | | |
| 4.950%, 6–15–28 . . . . . . . . . . . . | 250 | 275 |
| EQT Midstream Partners L.P., | | |
| 4.750%, 7–15–23 . . . . . . . . . . . . | 500 | 502 |
| Midwest Connector Capital Co. LLC, | | |
| 3.900%, 4–1–24 (A) . . . . . . . . . . . | 400 | 421 |
| Sunoco Logistics Partners Operations L.P. (GTD by Energy Transfer Partners L.P.), | | |
| 4.000%, 10–1–27 . . . . . . . . . . . . | 1,000 | 1,035 |
| Williams Partners L.P.: | | |
| 3.750%, 6–15–27 . . . . . . . . . . . . | 500 | 517 |
| 4.850%, 3–1–48 . . . . . . . . . . . . . | 250 | 269 |
| | | 4,090 |
| **Total Energy – 11.9%** | | **5,121** |
| **Financials** | | |
| Asset Management & Custody Banks – 2.5% | | |
| Ares Capital Corp., | | |
| 4.250%, 3–1–25 . . . . . . . . . . . . . | 500 | 515 |
| Brookfield Finance, Inc. (GTD by Brookfield Asset Management, Inc.), | | |
| 4.850%, 3–29–29 . . . . . . . . . . . . | 500 | 566 |
| | | 1,081 |
| Consumer Finance – 1.2% | | |
| Ford Motor Credit Co. LLC, | | |
| 3.336%, 3–18–21 . . . . . . . . . . . . | 500 | 502 |
| Diversified Banks – 3.4% | | |
| Banco Bilbao Vizcaya Argentaria S.A., | | |
| 6.125%, 2–16–66 . . . . . . . . . . . . | 1,000 | 959 |
| Danske Bank A.S., | | |
| 2.700%, 3–2–22 (A) . . . . . . . . . . | 500 | 502 |
| | | 1,461 |
| Insurance Brokers – 1.1% | | |
| Willis North America, Inc., | | |
| 2.950%, 9–15–29 . . . . . . . . . . . . | 500 | 491 |
| Investment Banking & Brokerage – 2.5% | | |
| Cantor Fitzgerald L.P., | | |
| 4.875%, 5-1-24 (A) . . . . . . . . . . . | 500 | 528 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Investment Banking & Brokerage (Continued) | | |
| Goldman Sachs Group, Inc. (The), | | |
| 4.250%, 10–21–25 . . . . . . . . . . . | $ 500 | $ 536 |
| | | 1,064 |
| Life & Health Insurance – 2.4% | | |
| Athene Holding Ltd., | | |
| 4.125%, 1–12–28 . . . . . . . . . . . . | 1,000 | 1,028 |
| Other Diversified Financial Services – 1.3% | | |
| Citigroup, Inc., | | |
| 4.450%, 9–29–27 . . . . . . . . . . . . | 500 | 546 |
| Property & Casualty Insurance – 2.5% | | |
| Aon Corp. (GTD by Aon plc), | | |
| 3.750%, 5–2–29 . . . . . . . . . . . . . | 1,000 | 1,067 |
| Reinsurance – 1.2% | | |
| Reinsurance Group of America, Inc., | | |
| 3.900%, 5–15–29 . . . . . . . . . . . . | 500 | 532 |
| Specialized Finance – 1.1% | | |
| Carlyle Finance Subsidiary LLC (GTD by Carlyle Group L.P., Carlyle Holdings I L.P., Carlyle Holdings II L.P. and Carlyle Holdings III L.P.), | | |
| 3.500%, 9–19–29 (A) . . . . . . . . . . | 500 | 494 |
| **Total Financials – 19.2%** | | **8,266** |
| **Health Care** | | |
| Health Care Equipment – 2.3% | | |
| Becton Dickinson & Co., | | |
| 2.894%, 6–6–22 . . . . . . . . . . . . . | 1,000 | 1,015 |
| Health Care Facilities – 1.2% | | |
| HCA, Inc. (GTD by HCA Holdings, Inc.), | | |
| 4.125%, 6–15–29 . . . . . . . . . . . . | 500 | 524 |
| Life Sciences Tools & Services – 1.2% | | |
| PerkinElmer, Inc., | | |
| 3.300%, 9–15–29 . . . . . . . . . . . . | 500 | 499 |
| Pharmaceuticals – 6.4% | | |
| Bayer U.S. Finance II LLC, | | |
| 4.375%, 12–15–28 (A) . . . . . . . . . | 1,000 | 1,080 |
| Elanco Animal Health, Inc., | | |
| 3.912%, 8–27–21 . . . . . . . . . . . . | 500 | 512 |
| Zoetis, Inc.: | | |
| 3.900%, 8–20–28 . . . . . . . . . . . | 500 | 547 |
| 4.700%, 2–1–43 . . . . . . . . . . . . . | 500 | 600 |
| | | 2,739 |
| **Total Health Care – 11.1%** | | **4,777** |
| **Industrials** | | |
| Aerospace & Defense – 9.2% | | |
| BAE Systems Holdings, Inc., | | |
| 3.850%, 12–15–25 (A) . . . . . . . . . | 1,000 | 1,052 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Aerospace & Defense (Continued) | | |
| Huntington Ingalls Industries, Inc., 3.483%, 12–1–27 | $1,000 | $1,040 |
| L3Harris Technologies, Inc., 3.850%, 12–15–26 (A) | 1,000 | 1,076 |
| Northrop Grumman Corp., 3.250%, 1–15–28 | 750 | 787 |
| | | 3,955 |
| Agricultural & Farm Machinery – 1.2% | | |
| CNH Industrial N.V., 3.850%, 11–15–27 | 500 | 515 |
| Building Products – 1.2% | | |
| Allegion plc, 3.500%, 10–1–29 | 500 | 505 |
| Environmental & Facilities Services – 1.2% | | |
| Waste Connections, Inc., 3.500%, 5-1-29 | 500 | 534 |
| Railroads – 1.2% | | |
| Kansas City Southern, 4.300%, 5–15–43 | 500 | 545 |
| Research & Consulting Services – 3.8% | | |
| IHS Markit Ltd., 4.750%, 2–15–25 (A) | 1,000 | 1,085 |
| Verisk Analytics, Inc., 4.125%, 3–15–29 | 500 | 551 |
| | | 1,636 |
| Total Industrials – 17.8% | | 7,690 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Information Technology | | |
| Application Software – 1.2% | | |
| NXP Semiconductors N.V., NXP B.V. and NXP Funding LLC, 4.300%, 6–18–29 (A) | $ 500 | $ 535 |
| Communications Equipment – 2.5% | | |
| Motorola Solutions, Inc., 4.600%, 5–23–29 | 1,000 | 1,090 |
| Data Processing & Outsourced Services – 3.6% | | |
| Fiserv, Inc., 3.500%, 7–1–29 | 500 | 526 |
| Global Payments, Inc., 2.650%, 2–15–25 | 500 | 502 |
| PayPal Holdings, Inc., 2.650%, 10–1–26 | 500 | 502 |
| | | 1,530 |
| Electronic Equipment & Instruments – 2.6% | | |
| Keysight Technologies, Inc., 4.600%, 4-6-27 | 1,000 | 1,101 |
| Total Information Technology – 9.9% | | 4,256 |
| Real Estate | | |
| Health Care REITs – 1.2% | | |
| Senior Housing Properties Trust, 4.750%, 2–15–28 | 500 | 503 |
| Hotel & Resort REITs – 2.2% | | |
| Hospitality Properties Trust, 3.950%, 1–15–28 | 1,000 | 949 |
| Specialized REITs – 5.2% | | |
| Crown Castle International Corp., 4.750%, 5–15–47 | 1,000 | 1,162 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Specialized REITs (Continued) | | |
| CubeSmart L.P. (GTD by CubeSmart), 4.375%, 2–15–29 | $1,000 | $ 1,097 |
| | | 2,259 |
| Total Real Estate – 8.6% | | 3,711 |
| Utilities | | |
| Electric Utilities – 1.3% | | |
| CenterPoint Energy, Inc., 4.250%, 11–1–28 | 500 | 550 |
| Total Utilities – 1.3% | | 550 |
| TOTAL CORPORATE DEBT SECURITIES – 94.6% | | $40,758 |
| (Cost: $39,213) | | |
| SHORT-TERM SECURITIES | | |
| Master Note – 3.1% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.170%, 10–7–19 (B) | 1,330 | 1,330 |
| TOTAL SHORT-TERM SECURITIES – 3.1% | | $ 1,330 |
| (Cost: $1,330) | | |
| TOTAL INVESTMENT SECURITIES – 98.9% | | $42,599 |
| (Cost: $41,043) | | |
| CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.1% | | 471 |
| NET ASSETS – 100.0% | | $43,070 |

## Notes to Schedule of Investments

(A) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2019 the total value of these securities amounted to $8,017 or 18.6% of net assets.

(B) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Asset-Backed Securities | $ — | $ 511 | $ — |
| Corporate Debt Securities | — | 40,758 | — |
| Short-Term Securities | — | 1,330 | — |
| Total | $ — | $42,599 | $ — |

SEPTEMBER 30, 2019

The following acronyms are used throughout this schedule:

GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust

(UNAUDITED)

*Below, Mark G. Beischel, CFA and Susan K. Regan, co-portfolio managers of the Ivy Government Securities Fund, discuss positioning, performance and results for the fiscal year ended September 30, 2019. Mr. Beischel has managed the Fund since April 2018 and has 26 years of industry experience. Ms. Regan has managed the Fund since April 2018 and has 32 years of industry experience.*

## Fiscal Year Performance

For the 12 Months Ended September 30, 2019

| | |
|---|---|
| Ivy Government Securities Fund<br>(Class A shares at net asset value) | 8.59% |
| Ivy Government Securities Fund<br>(Class A shares including sales charges) | 4.01% |

Benchmark(s) and Morningstar Category

| | |
|---|---|
| Bloomberg Barclays U.S. Government/Mortgage-Backed Securities Index<br>(generally reflects the performance of securities representing the government securities market) | 9.34% |
| Morningstar Intermediate Government Category Average<br>(generally reflects the performance of the universe of funds with similar investment objectives) | 8.07% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).*

## Market Review

The past year has been a supportive environment for bond investors. While coupons and interest payments are admittedly low, the total returns in the investment grade universe have been the best in several years.

The Federal Reserve (Fed) was raising rates when the fiscal year began — it had just raised the federal funds rate 25 basis points (bps) for the eighth time in the cycle at its September 2018 meeting. After peaking in November 2018, rates started falling as the markets began worrying more about moderating economic growth and the potential effects of tariffs and U.S.-China trade tensions.

Rates fell even as the Fed hiked rates a ninth time in December 2018, which brought the federal funds range to 2.25-2.50%. This was the last hike in the cycle, as Fed Chairman Jerome Powell pivoted weeks later and began a new message of "patience." At his January 2019 press conference, he implied rate hikes were off the table for the remainder of the year. This surprised the markets since the message in December was for two rate hikes in 2019. The new messaging caused a rally in the U.S. Treasury market, which was also boosted by the partial government shutdown, weakening global and domestic economic data, ongoing Brexit drama and the continued trade war with China.

Many of these concerns have remained top of mind for the markets throughout the year. While the partial government shutdown was resolved in the first quarter, the other concerns have persisted. Brexit continues to be messy with a seemingly low likelihood of a deal with the European Union. Tariffs are being felt in both the U.S. and Chinese economies, while broader global growth has weakened and incoming domestic data has been weakening.

The Fed cut the federal funds rate 25 bps in both July and September. Currently, the range on the federal funds rate is 1.75-2.00%, only 25 bps lower than when the fiscal year started. However, the entire yield curve is much lower than 25 bps. For instance, the 2-year U.S. Treasury note finished the period at 1.62%, 120 bps lower than a year ago, while the 10-year U.S. Treasury note finished the period at 1.67%, 139 bps lower than a year ago.

Two different measures of the yield curve gained attention this past year, as they both became inverted. The more popular measure, as measured by the difference in yields on the 10-year U.S. Treasury note and the 2-year U.S. Treasury note, inverted on August 26. This segment of the yield curve remained inverted for one week and peaked at 5 bps. It attracted attention from the financial press and the market, as an inverted yield curve can be a precursor to a recession. Another measure of the yield curve, which the Fed appears to prefer, is the difference between the yields on the 10-year U.S. Treasury note and the 3-month U.S. Treasury bill. This measure of the yield curve inverted on May 23 and remained inverted nearly every day through the end of the Fund's fiscal year.

The significantly lower yields in the U.S. Treasury market also have significant implications for the mortgage market, as rates on home mortgages directly impact home affordability. Estimates show that more than half of the mortgage-backed securities universe has enough incentive to refinance. We have started seeing increases in mortgage prepayment speeds, but that could approach levels we have not seen in several years.

## Positioning and performance

The Fund outperformed its Morningstar peer group universe average, but underperformed its benchmark.

While the overall weightings in the Fund look similar to the benchmark, the components are different. Both have an approximate allocation of 40% to securitized products. The benchmark's allocation is entirely government agency pass-through residential mortgage-backed securities, while the Fund has less than half its securitized holdings in that space. The Fund also has roughly 16% in agency collateral mortgage-backed obligations and 5% in agency commercial mortgage-backed securities. These security types have the same agency credit risk as the benchmark, but were sources of outperformance as they had significantly better returns than the pass-through securities.

On August 1, 2019, the Fed began a process that will allow its portfolio of mortgage-backed securities to decline dramatically over the next several years. Every month, the first $20 billion in principal paydowns from the Fed's mortgage portfolio will be re-invested in U.S. Treasury securities. Any principal repayments over $20 billion will be reinvested in mortgage-backed securities. This means a major buyer in the mortgage market will be on the sidelines much of the time going forward. This combined with a probable wave of new residential mortgage-backed securities due to homeowners refinancing has put pressure on spreads in the mortgage market, especially on pass-through securities which is the majority of the Fed's holdings. This is an added reason for the Fund's diversification in the mortgage-backed securities space.

The Fund's underperformance relative to the benchmark came from its positioning within U.S. Treasury securities, as the Fund held more short and intermediate parts of the curve and less in the long end of the curve relative to the benchmark. We added duration, as well as longer U.S. Treasury securities once we became certain the Fed was in easing mode, but the moves were not enough to match the benchmark's U.S. Treasury portfolio performance.

## Outlook

We believe the U.S. economy is beginning to show some stress. We think the tariffs are starting to take a toll, while global weakness may be spreading to the U.S. Expectations are for at least one more rate cut this year at the Fed's October or December meetings. We have already seen the yield curve invert and, should the economic data continue to weaken, we could see rate cuts at both meetings. We think the Fed will do everything in its power to keep the expansion going. With benign inflation, it seems to be free to continue stoking the economy with ever lower rates and a growing balance sheet.

We believe a trade agreement with China would help increase confidence and improve the outlook for the U.S. economy, especially if it comes before any additional economic weakening.

As spreads on mortgage-backed securities widen, we will be looking for opportunities to increase spread in the Fund without taking on oversized risk. Additionally, we will watch the incoming data and look for opportunities to increase our defensive positioning in the Fund. We believe fixed income may continue to perform well for the foreseeable future and we are confident in the Fund's positioning, especially the strong allocation to U.S. Treasuries.

**Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise.**

**Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.**

**These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The portfolio managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Government Securities Fund.**

# PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2019 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Bonds | 98.2% |
| United States Government and Government Agency Obligations | 98.2% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 1.8% |

## Quality Weightings

| | |
|---|---|
| Investment Grade | 94.3% |
| AAA | 49.7% |
| AA | 44.6% |
| Non-Investment Grade | 3.9% |
| Non-rated | 3.9% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 1.8% |

*Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

# COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



| | |
|---|---|
| Ivy Government Securities Fund, Class A Shares[1] | $11,598 |
| Bloomberg Barclays U.S. Government/Mortgage-Backed Securities Index | $13,527 |

*Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.*

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class B[4] | Class C | Class E | Class I | Class N | Class R | Class Y |
|---|---|---|---|---|---|---|---|---|
| 1-year period ended 9-30-19 | 4.01% | 3.32% | 7.61% | 6.11% | 8.89% | 9.01% | 8.22% | 8.50% |
| 5-year period ended 9-30-19 | 0.94% | 0.49% | 0.93% | — | 2.10% | — | — | — |
| 10-year period ended 9-30-19 | 1.49% | 1.02% | 1.08% | — | 2.24% | — | — | — |
| Since Inception of Class through 9-30-19[5] | — | — | — | 1.85% | — | 3.44% | 2.68% | 2.97% |

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E Shares carry a maximum front-end sales load of 4.25% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5)10-16-17 for Class E shares, 10-16-17 for Class N shares, 10-16-17 for Class R shares and 10-16-17 for Class Y shares (the date on which shares were first acquired by shareholders).

The Fund commenced operations on October 16, 2017, in connection with a reorganization (the "Reorganization") in which the Fund acquired all of the assets and liabilities of the Waddell & Reed Advisors Government Securities Fund (the "Predecessor Fund"). Prior to the Reorganization, the Fund was a "shell" fund with no assets and had not commenced operations. As a result of the Reorganization, the Fund has adopted the performance of the Predecessor Fund. Therefore, the returns presented below for the Fund reflect the performance of the Predecessor Fund through October 16, 2017 and the performance of the Fund thereafter.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SEPTEMBER 30, 2019

| UNITED STATES GOVERNMENT AGENCY OBLIGATIONS | Principal | Value |
|---|---|---|
| Agency Obligations – 10.3% | | |
| Federal Farm Credit Bank: | | |
| 3.560%, 10–6–32 . . . . . . . . . . | $5,000 | $ 5,795 |
| 3.460%, 2–22–33 . . . . . . . . . . | 3,500 | 4,015 |
| Federal Home Loan Bank: | | |
| 2.500%, 4–27–26 . . . . . . . . . . | 5,000 | 5,002 |
| 3.090%, 5–16–36 . . . . . . . . . . | 3,000 | 3,000 |
| Tennessee Valley Authority, | | |
| 2.875%, 2–1–27 . . . . . . . . . . . . | 2,500 | 2,656 |
| U.S. Department of Transportation, | | |
| 6.001%, 12–7–21 (A) . . . . . . . . . . | 8,000 | 8,700 |
| | | 29,168 |
| Mortgage-Backed Obligations – 39.3% | | |
| Federal Home Loan Mortgage Corp. Agency REMIC/CMO: | | |
| 2.790%, 6–25–22 . . . . . . . . . . | 7,250 | 7,407 |
| 5.000%, 5–15–23 . . . . . . . . . . | 567 | 588 |
| 3.000%, 10–15–36 . . . . . . . . . . | 2,294 | 2,326 |
| 3.000%, 4–15–46 . . . . . . . . . . | 2,355 | 2,432 |
| 3.000%, 4–15–53 . . . . . . . . . . | 3,014 | 3,070 |
| Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 7-year U.S. Treasury index), | | |
| 3.430%, 1–25–27 (B) . . . . . . . . . | 3,500 | 3,807 |
| Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates, | | |
| 4.000%, 10–1–44 . . . . . . . . . . . . | 1,936 | 2,047 |
| Federal National Mortgage Association Agency REMIC/CMO: | | |
| 3.360%, 12–1–22 . . . . . . . . . . . . | 1,843 | 1,916 |
| 3.020%, 1–1–23 . . . . . . . . . . . . | 1,130 | 1,164 |
| 2.390%, 6–1–25 . . . . . . . . . . . . | 4,556 | 4,606 |
| 3.360%, 7–1–25 . . . . . . . . . . . . | 2,505 | 2,676 |
| 4.080%, 1–1–29 . . . . . . . . . . . . | 4,533 | 5,170 |
| 3.740%, 6–1–30 . . . . . . . . . . . . | 4,000 | 4,503 |
| 3.639%, 8–25–30 . . . . . . . . . . . . | 4,000 | 4,476 |
| 4.000%, 3–25–33 . . . . . . . . . . . . | 1,375 | 1,487 |
| 3.500%, 4–25–37 . . . . . . . . . . . . | 1,932 | 1,981 |
| 2.000%, 4–25–39 . . . . . . . . . . . . | 1,457 | 1,458 |
| 2.500%, 5–25–45 . . . . . . . . . . . . | 5,527 | 5,670 |
| 3.000%, 2–25–57 . . . . . . . . . . . . | 3,638 | 3,823 |
| Federal National Mortgage Association Fixed Rate Pass-Through Certificates: | | |
| 4.478%, 12–1–19 . . . . . . . . . . . . | 1,651 | 1,649 |
| 5.380%, 11–1–20 . . . . . . . . . . . . | 93 | 93 |
| 4.381%, 6–1–21 . . . . . . . . . . . . . | 3,362 | 3,464 |
| 2.759%, 4–1–22 . . . . . . . . . . . . . | 5,474 | 5,585 |

| UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| Mortgage-Backed Obligations (Continued) | | |
| 2.000%, 10–1–27 . . . . . . . . . . | $ 1,461 | $ 1,462 |
| 3.400%, 6–1–31 . . . . . . . . . . . . | 3,000 | 3,309 |
| 4.000%, 12–1–31 . . . . . . . . . . . . | 1,216 | 1,288 |
| 4.000%, 12–1–32 . . . . . . . . . . | 2,823 | 2,949 |
| 5.500%, 12–1–34 . . . . . . . . . . | 381 | 431 |
| 6.000%, 4–1–39 . . . . . . . . . . | 123 | 137 |
| 3.000%, 11–25–42 . . . . . . . . . . | 4,189 | 4,318 |
| 4.500%, 2–1–44 . . . . . . . . . . | 2,377 | 2,612 |
| 4.000%, 10–1–44 . . . . . . . . . . | 2,176 | 2,304 |
| 4.500%, 2–1–48 . . . . . . . . . . | 2,264 | 2,438 |
| Government National Mortgage Association Agency REMIC/CMO: | | |
| 2.000%, 3–16–42 . . . . . . . . . . | 7,450 | 7,432 |
| 3.000%, 4–20–48 . . . . . . . . . . | 4,000 | 4,102 |
| 3.500%, 4–20–48 . . . . . . . . . . | 3,951 | 4,338 |
| Government National Mortgage Association Fixed Rate Pass-Through Certificates, | | |
| 5.000%, 4–20–34 . . . . . . . . . . | 2,172 | 2,396 |
| | | 110,914 |
| United States Government Agency Obligations – 0.5% | | |
| Overseas Private Investment Corp. (GTD by U.S. Government), | | |
| 5.142%, 12–15–23 . . . . . . . . . . | 1,332 | 1,429 |
| TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 50.1% | | **$141,511** |

(Cost: $135,369)

| UNITED STATES GOVERNMENT OBLIGATIONS | | |
|---|---|---|
| Treasury Obligations – 48.1% | | |
| U.S. Treasury Bonds: | | |
| 2.750%, 8–15–42 . . . . . . . . . . | 2,500 | 2,809 |
| 2.500%, 2–15–45 . . . . . . . . . . | 500 | 538 |
| 2.250%, 8–15–49 . . . . . . . . . . | 5,000 | 5,148 |
| U.S. Treasury Notes: | | |
| 1.375%, 9–30–20 . . . . . . . . . . | 4,000 | 3,983 |
| 2.875%, 10–31–20 . . . . . . . . . . | 5,000 | 5,056 |
| 2.750%, 11–30–20 . . . . . . . . . . | 4,000 | 4,043 |
| 2.500%, 1–31–21 . . . . . . . . . . | 3,300 | 3,331 |
| 1.125%, 6–30–21 . . . . . . . . . . | 2,000 | 1,980 |
| 1.125%, 9–30–21 . . . . . . . . . . | 1,500 | 1,485 |
| 2.000%, 12–31–21 . . . . . . . . . . | 3,000 | 3,024 |
| 1.875%, 4–30–22 . . . . . . . . . . | 6,000 | 6,041 |
| 1.750%, 5–31–22 . . . . . . . . . . | 2,000 | 2,008 |
| 2.000%, 10–31–22 . . . . . . . . . . | 2,000 | 2,025 |
| 2.000%, 11–30–22 . . . . . . . . . . | 1,000 | 1,013 |
| 2.750%, 7–31–23 . . . . . . . . . . | 7,500 | 7,826 |

| UNITED STATES GOVERNMENT OBLIGATIONS (Continued) | Principal | Value |
|---|---|---|
| Treasury Obligations (Continued) | | |
| 2.625%, 12–31–23 . . . . . . . . . | $ 3,000 | $ 3,130 |
| 2.000%, 4–30–24 . . . . . . . . . | 17,000 | 17,326 |
| 2.125%, 7–31–24 . . . . . . . . . | 17,500 | 17,951 |
| 1.875%, 8–31–24 . . . . . . . . . | 4,000 | 4,059 |
| 2.250%, 10–31–24 . . . . . . . . . | 6,500 | 6,714 |
| 2.250%, 11–15–24 . . . . . . . . . | 6,380 | 6,590 |
| 2.125%, 11–30–24 . . . . . . . . . | 1,500 | 1,541 |
| 2.750%, 2–28–25 . . . . . . . . . | 900 | 954 |
| 2.000%, 8–15–25 . . . . . . . . . | 4,000 | 4,089 |
| 1.625%, 2–15–26 . . . . . . . . . | 5,000 | 5,002 |
| 1.625%, 5–15–26 . . . . . . . . . | 5,500 | 5,503 |
| 2.250%, 2–15–27 . . . . . . . . . | 6,000 | 6,260 |
| 2.375%, 5–15–27 . . . . . . . . . | 1,000 | 1,054 |
| 2.250%, 8–15–27 . . . . . . . . . | 500 | 523 |
| 2.875%, 5–15–28 . . . . . . . . . | 2,000 | 2,195 |
| 1.625%, 8–15–29 . . . . . . . . . | 2,500 | 2,489 |
| | | 135,690 |
| TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 48.1% | | $135,690 |

(Cost: $132,448)

**SHORT-TERM SECURITIES**

| | Principal | Value |
|---|---|---|
| Commercial Paper (C) – 0.6% | | |
| Federal National Mortgage Association, | | |
| 1.690%, 10–1–19 . . . . . . . . . . | 1,599 | 1,599 |
| United States Government Agency Obligations – 0.9% | | |
| Overseas Private Investment Corp. (GTD by U.S. Government) (3–Month U.S. TB Rate): | | |
| 2.200%, 10–7–19 (D) . . . . . . . . | 533 | 533 |
| 2.220%, 10–7–19 (D) . . . . . . . . | 2,000 | 2,000 |
| | | 2,533 |
| TOTAL SHORT-TERM SECURITIES – 1.5% | | $ 4,132 |

(Cost: $4,132)

| TOTAL INVESTMENT SECURITIES – 99.7% | | $ 281,333 |
|---|---|---|

(Cost: $271,949)

| CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3% | | 975 |
|---|---|---|

| NET ASSETS – 100.0% | | $282,308 |
|---|---|---|

Notes to Schedule of Investments

(A) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2019 the total value of these securities amounted to $8,700 or 3.1% of net assets.

(B) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Description of the reference rate and spread, if applicable, are included in the security description.

(C) Rate shown is the yield to maturity at September 30, 2019.

SEPTEMBER 30, 2019

(D)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

|  | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| United States Government Agency Obligations | $ — | $ 141,511 | $ — |
| United States Government Obligations | — | 135,690 | — |
| Short-Term Securities | — | 4,132 | — |
| Total | $ — | $281,333 | $ — |

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

*Ivy International Small Cap Fund is managed by Ivy Investment Management Company (IICO) and sub-advised by Mackenzie Investments Europe Limited (Mackenzie).*

*Below, Martin Fahey, CFA, Bryan Mattei, CFA, and Seamus Kelly of Mackenzie, portfolio managers of the Ivy International Small Cap Fund, discuss positioning, performance and results for the fiscal year ended September 30, 2019. Mr. Fahey has managed the Fund since its inception in January 2017 and has 31 years of industry experience. Mr. Mattei has managed the Fund since its inception in January 2017 and has 13 years of industry experience. Mr. Kelly was added as a portfolio manager in January 2018 and has 21 years of industry experience.*

## Fiscal Year Performance

For the 12 Months ended September 30, 2019

| | |
|---|---|
| Ivy International Small Cap Fund<br>(Class A shares at net asset value) | -5.92% |
| Ivy International Small Cap Fund<br>(Class A shares including sales charges) | -11.33% |

Benchmark(s) and Morningstar Category

| | |
|---|---|
| MSCI EAFE Small Cap Index<br>(generally reflects the performance of small-cap securities in Europe, Australasia and the Far East) | -5.93% |
| Morningstar Foreign Small/Mid Growth Category Average<br>(generally reflects the performance of the universe of funds with similar investment objectives) | -5.66% |

*Please note that Fund returns include applicable fees and expenses, while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).*

## A year in review

International markets produced negative returns for the fiscal year ended September 30, 2019. The macro-economic and political backdrop remained challenged over the year, with numerous sources of concern including Brexit, ongoing trade wars and an inversion of the yield curve heightening concerns regarding recession risk in the U.S.

The fourth quarter of 2018 was the most volatile for equity markets as fears surrounding the global growth outlook escalated. While markets recovered through the early part of 2019, we believe further positive progress will require some resolutions on many issues weighing on the markets. In the absence of a positive trade deal between the U.S. and China as well as stalled Brexit negotiations, markets are relying on continued support from central banks. However, as highlighted recently by outgoing European Central Bank (ECB) President Mario Draghi, we feel monetary policy alone cannot restore inflation and growth targets to pre financial-crisis levels without support from fiscal measures. To date, political support has been absent for a coordinated approach for fiscal support in the eurozone. As such, focus will be on incoming ECB President Christine Lagarde and how she approaches this dilemma.

In currency markets, the U.S. dollar performed well relative to most currencies over the fiscal year. Government bonds continued to perform strongly during the year, with yields reaching fresh lows in many developed markets.

European small cap stocks underperformed during the 12-month period, with continued concerns surrounding Brexit and the German economy weighing on markets. Within the Asia-Pacific region, Australian small cap equities performed well, while the Hong Kong market underperformed. At a sector level, the defensive sectors of real estate and utilities outperformed, while energy, materials and industrials underperformed.

## Performance and positioning for the year

The Fund performed in line with its benchmark index, but underperformed its Morningstar peer group average for the fiscal year. Key contributors to relative performance included strong stock selection in the materials, communication services and information technology sectors, though those gains were somewhat offset by poor selection in the consumer discretionary and health care sectors. The Fund benefited from its underweight position to the poor-performing energy sector. On the other hand, an underweight allocation to real estate detracted from performance. At a stock level, Future plc, ASM International N.V. and Evolution Mining Ltd. were the top relative contributors for the period, while Ardent Leisure Group, Premier Oil plc and Total Produce plc were the top relative detractors over the 12-month period. The Fund no longer holds Evolution Mining Ltd. The Fund's cash allocation, which averaged approximately 3.3% over the fiscal period, benefited performance in a declining market.

We increased our exposure to Japanese equities over the past year at the expense of Europe. We expected a more challenging investment backdrop in Europe given the apparent lack of progress with Brexit negotiations, a weaker German economic backdrop and increased Italian political risk. Additionally, we increased the defensive profile of the Fund by increasing exposure to more defensive sectors such as telecommunication services, health care and consumer staples, while reducing exposure to more cyclical sectors such as materials, consumer discretionary and information technology.

## Outlook

We believe that equity markets will likely remain volatile against a challenging political and economic backdrop of Brexit, trade war and U.S. presidential impeachment concerns as well as social unrest in Hong Kong. With economic data on the manufacturing side weakening, we anticipate all attention will be on corporate results and company guidance as investors will have an opportunity to gauge the real impact of how corporates are navigating the current environment.

In general, Japanese consumer stocks have been weak this calendar year in anticipation of the consumer tax increase slated for October. This will mark the final scheduled consumption tax increase by Prime Minister Shinzo Abe's government. After the tax hike, we believe these stocks could outperform.

We believe U.S.-China trade negotiations will be a key determinant of equity market performance for the remainder of 2019. The nascent U.S. presidential impeachment inquiry could further complicate negotiations. Meanwhile, despite a steady three months of improving U.S. economic data through the end of September, U.S. manufacturing was a major negative surprise and we believe raises the risk of a recession in 2020.

**Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment.**

**International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. Investing in small-cap stocks may carry more risk than investing in stocks of larger more well-established companies. The value of a security believed by the Fund's managers to be undervalued may never reach what the managers believe to be its full value, or such security's value may decrease. These and other risks are more fully described in the Fund's prospectus.**

**Effective February 21, 2019, the name of the Fund changed from Ivy IG International Small Cap Fund to Ivy International Small Cap Fund and the name of the sub-adviser changed from I.G. International Management Limited to Mackenzie Investments Europe Limited. Mackenzie Investments Europe Limited delegates to its subsidiary, Mackenzie Investments Asia Limited, for additional portfolio management responsibilities. References to Mackenzie Investments Europe Limited include both entities.**

**The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The portfolio managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy International Small Cap Fund.**

# PORTFOLIO HIGHLIGHTS

IVY INTERNATIONAL SMALL CAP FUND(a)

ALL DATA IS AS OF SEPTEMBER 30, 2019 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 96.3% |
|    Industrials | 21.2% |
|    Consumer Discretionary | 13.8% |
|    Real Estate | 13.0% |
|    Information Technology | 12.8% |
|    Financials | 8.6% |
|    Health Care | 6.8% |
|    Communication Services | 6.4% |
|    Consumer Staples | 5.7% |
|    Materials | 5.2% |
|    Energy | 2.8% |
| Rights | 0.0% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 3.7% |

## Country Weightings

| | |
|---|---|
| Europe | 49.3% |
|    United Kingdom | 15.5% |
|    France | 7.3% |
|    Ireland | 7.1% |
|    Switzerland | 5.1% |
|    Germany | 3.6% |
|    Other Europe | 10.7% |
| Pacific Basin | 46.4% |
|    Japan | 36.7% |
|    Singapore | 4.4% |
|    Other Pacific Basin | 5.3% |
| North America | 0.6% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 3.7% |

## Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| Matsumotokiyoshi Holdings Co. Ltd. | Japan | Consumer Staples | Drug Retail |
| Rubis Group | France | Energy | Oil & Gas Storage & Transportation |
| Teleperformance SE | France | Industrials | Research & Consulting Services |
| TechnoPro Holdings, Inc. | Japan | Real Estate | Industrial REITs |
| SCSK Corp. | Japan | Information Technology | IT Consulting & Other Services |
| DISCO Corp. | Japan | Information Technology | Semiconductor Equipment |
| Future plc | United Kingdom | Communication Services | Publishing |
| Logitech International S.A., Registered Shares | Switzerland | Information Technology | Technology Hardware, Storage & Peripherals |
| Alstom | France | Industrials | Construction Machinery & Heavy Trucks |
| Kenedix Office Investment Corp. | Japan | Real Estate | Diversified REITs |

*See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

*(a)Effective February 21, 2019, the name of Ivy IG International Small Cap Fund changed to Ivy International Small Cap Fund.*

2019   ANNUAL REPORT   85

# COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

## IVY INTERNATIONAL SMALL CAP FUND



| | | |
|---|---|---|
| —— | Ivy International Small Cap Fund, Class A Shares[1] | $10,906 |
| ····· | MSCI EAFE Small Cap Index | $12,019 |

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class C | Class I | Class N | Class Y |
|---|---|---|---|---|---|
| 1-year period ended 9-30-19 | -11.33% | -6.62% | -5.64% | -5.57% | -6.00% |
| 5-year period ended 9-30-19 | — | — | — | — | — |
| 10-year period ended 9-30-19 | — | — | — | — | — |
| Since Inception of Class through 9-30-19[4] | 3.24% | 4.72% | 5.86% | 5.86% | 5.48% |

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A Shares carry a maximum front-end sales load of 5.75%. Class C shares carry a maximum contingent deferred sales charge (CDSC) of 1% (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N and Class Y shares are not subject to sales charges.

(3) Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4) 1-10-17 for Class A shares, 1-10-17 for Class C shares, 1-10-17 for Class I shares, 1-10-17 for Class N shares and 1-10-17 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SEPTEMBER 30, 2019

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Australia** | | |
| Consumer Discretionary – 0.8% | | |
| Ardent Leisure Group | 2,160 | $ 1,414 |
| Financials – 1.1% | | |
| Steadfast Group Ltd. | 736 | 1,765 |
| Materials – 0.8% | | |
| Nufarm Ltd. (A) | 368 | 1,401 |
| **Total Australia – 2.7%** | | **4,580** |
| **Austria** | | |
| Real Estate – 1.1% | | |
| Immofinanz AG | 63 | 1,758 |
| **Total Austria – 1.1%** | | **1,758** |
| **Belgium** | | |
| Information Technology – 1.2% | | |
| Barco N.V. | 10 | 2,005 |
| **Total Belgium – 1.2%** | | **2,005** |
| **Canada** | | |
| Materials – 0.6% | | |
| Lundin Mining Corp. | 200 | 956 |
| **Total Canada – 0.6%** | | **956** |
| **France** | | |
| Energy – 2.1% | | |
| Rubis Group | 60 | 3,509 |
| Financials – 0.6% | | |
| Rothschild & Co. | 33 | 954 |
| Industrials – 4.6% | | |
| Alstom | 77 | 3,202 |
| Latecoere S.A. (B) | 249 | 1,041 |
| Teleperformance SE | 16 | 3,500 |
| | | 7,743 |
| **Total France – 7.3%** | | **12,206** |
| **Germany** | | |
| Health Care – 0.6% | | |
| Vivoryon Therapeutics AG (A)(B) | 160 | 1,033 |
| Information Technology – 1.1% | | |
| Mynaric AG (A)(B) | 35 | 1,444 |
| Serviceware SE (B) | 18 | 272 |
| | | 1,716 |
| **Total Germany – 1.7%** | | **2,749** |
| **Hong Kong** | | |
| Industrials – 1.2% | | |
| Pacific Basin Shipping Ltd. | 9,224 | 1,882 |
| **Total Hong Kong – 1.2%** | | **1,882** |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Ireland** | | |
| Consumer Discretionary – 1.0% | | |
| Dalata Hotel Group plc | 303 | $ 1,618 |
| Consumer Staples – 0.9% | | |
| Total Produce plc | 923 | 1,407 |
| Financials – 0.9% | | |
| Greencoat Renewables plc | 1,215 | 1,503 |
| Health Care – 2.3% | | |
| Mainstay Medical International plc (B)(C) | 42 | 138 |
| UDG Healthcare plc | 136 | 1,253 |
| Uniphar plc (B) | 1,818 | 2,298 |
| | | 3,689 |
| Industrials – 0.9% | | |
| Kingspan Group plc | 31 | 1,531 |
| Materials – 1.1% | | |
| Smurfit Kappa Group plc | 59 | 1,768 |
| **Total Ireland – 7.1%** | | **11,516** |
| **Isle Of Man** | | |
| Consumer Discretionary – 1.0% | | |
| GVC Holdings plc | 186 | 1,703 |
| Information Technology – 1.3% | | |
| Strix Group plc (A) | 1,011 | 2,113 |
| **Total Isle Of Man – 2.3%** | | **3,816** |
| **Japan** | | |
| Communication Services – 2.5% | | |
| ARTERIA Networks Corp. | 227 | 3,064 |
| Macromill, Inc. | 126 | 1,035 |
| | | 4,099 |
| Consumer Discretionary – 5.7% | | |
| Komeda Holdings Co. Ltd. | 153 | 2,848 |
| NGK Spark Plug Co. Ltd. | 99 | 1,892 |
| Ryohin Keikaku Co. Ltd. | 103 | 1,931 |
| Stanley Electric Co. Ltd. | 100 | 2,674 |
| | | 9,345 |
| Consumer Staples – 3.2% | | |
| Kobe Bussan Co. Ltd. | 39 | 1,876 |
| Matsumotokiyoshi Holdings Co. Ltd. | 96 | 3,523 |
| | | 5,399 |
| Financials – 1.6% | | |
| Bank of Kyoto Ltd. (The) (A) | 67 | 2,647 |
| Health Care – 1.1% | | |
| Nippon Shinyaku Co. Ltd. | 20 | 1,690 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Industrials – 9.1% | | |
| MISUMI Group, Inc. | 76 | $ 1,803 |
| Okamura Corp. | 262 | 2,566 |
| OSG Corp. | 137 | 2,843 |
| SATO Holdings Corp. | 61 | 1,665 |
| SG Holdings Co. Ltd. | 72 | 1,765 |
| Takeuchi Mfg Co. Ltd. | 122 | 1,916 |
| Tsubaki Nakashima Co. Ltd. | 152 | 2,291 |
| | | 14,849 |
| Information Technology – 4.2% | | |
| DISCO Corp. | 18 | 3,441 |
| SCSK Corp. | 74 | 3,459 |
| | | 6,900 |
| Materials – 2.7% | | |
| Taiyo Nippon Sanso Corp. | 95 | 1,923 |
| Zeon Corp. | 201 | 2,459 |
| | | 4,382 |
| Real Estate – 6.6% | | |
| GLP J-REIT | 2 | 2,472 |
| Ichigo, Inc. (A) | 440 | 1,776 |
| Kenedix Office Investment Corp. | — * | 3,145 |
| TechnoPro Holdings, Inc. | 58 | 3,467 |
| | | 10,860 |
| **Total Japan – 36.7%** | | **60,171** |
| **Luxembourg** | | |
| Real Estate – 1.6% | | |
| Grand City Properties S.A. | 120 | 2,705 |
| **Total Luxembourg – 1.6%** | | **2,705** |
| **Netherlands** | | |
| Health Care – 0.6% | | |
| Qiagen N.V. (B) | 31 | 1,012 |
| Information Technology – 1.7% | | |
| ASM International N.V. | 30 | 2,759 |
| **Total Netherlands – 2.3%** | | **3,771** |
| **Norway** | | |
| Communication Services – 0.7% | | |
| Adevinta ASA, Class B (B) | 95 | 1,099 |
| **Total Norway – 0.7%** | | **1,099** |
| **Singapore** | | |
| Industrials – 1.3% | | |
| BOC Aviation Ltd. | 229 | 2,109 |
| Real Estate – 3.1% | | |
| City Developments Ltd. | 279 | 1,981 |
| Manulife U.S. REIT | 3,487 | 3,103 |
| | | 5,084 |
| **Total Singapore – 4.4%** | | **7,193** |

# SCHEDULE OF INVESTMENTS

## IVY INTERNATIONAL SMALL CAP FUND *(in thousands)*

SEPTEMBER 30, 2019

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| South Korea | | |
| Financials – 1.4% | | |
| Hyundai Marine & Fire Insurance Co. Ltd. . . . . . . . . . . . . . . . . . . . . . . . | 102 | $2,260 |
| | | |
| Total South Korea – 1.4% | | 2,260 |
| Spain | | |
| Health Care – 1.5% | | |
| Almirall S.A. . . . . . . . . . . . . . . . . . . . . | 141 | 2,467 |
| | | |
| Total Spain – 1.5% | | 2,467 |
| Switzerland | | |
| Consumer Staples – 1.6% | | |
| Barry Callebaut AG, Registered Shares . . . . . . . . . . . . . . . . . . . . . . | 1 | 2,570 |
| | | |
| Financials – 1.3% | | |
| Helvetia Holding AG . . . . . . . . . . . . . . | 16 | 2,159 |
| | | |
| Health Care – 0.2% | | |
| Vifor Pharma AG . . . . . . . . . . . . . . . . | 2 | 357 |
| | | |
| Information Technology – 2.0% | | |
| Logitech International S.A., Registered Shares . . . . . . . . . . . . . . . . . . . . . . | 83 | 3,358 |
| | | |
| Total Switzerland – 5.1% | | 8,444 |
| United Kingdom | | |
| Communication Services – 3.2% | | |
| Future plc . . . . . . . . . . . . . . . . . . . . | 226 | 3,401 |
| Rightmove plc . . . . . . . . . . . . . . . . . | 279 | 1,887 |
| | | 5,288 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Consumer Discretionary – 5.3% | | |
| City Pub Group plc (The) (A) . . . . . . | 564 | $ 1,438 |
| Coats Group plc . . . . . . . . . . . . . . . | 2,609 | 2,385 |
| Games Workshop Group plc . . . . . . | 41 | 2,346 |
| Gamesys Group plc (B) . . . . . . . . . | 108 | 982 |
| Stock Spirits Group plc . . . . . . . . . | 500 | 1,426 |
| | | 8,577 |
| | | |
| Energy – 0.7% | | |
| Premier Oil plc (A)(B) . . . . . . . . . . . | 1,157 | 1,106 |
| | | |
| Financials – 1.7% | | |
| Draper Esprit plc (B) . . . . . . . . . . . | 117 | 609 |
| St. James's Place plc . . . . . . . . . . . | 109 | 1,307 |
| TP ICAP plc . . . . . . . . . . . . . . . . . . | 208 | 872 |
| | | 2,788 |
| | | |
| Health Care – 0.5% | | |
| Sensyne Health plc (A)(B) . . . . . . . . | 638 | 844 |
| | | |
| Industrials – 2.2% | | |
| Diploma plc . . . . . . . . . . . . . . . . . | 97 | 1,992 |
| National Express Group plc . . . . . . . | 312 | 1,662 |
| | | 3,654 |
| | | |
| Information Technology – 1.3% | | |
| Avast plc . . . . . . . . . . . . . . . . . . . . | 441 | 2,106 |
| | | |
| Real Estate – 0.6% | | |
| Great Portland Estates plc . . . . . . . | 99 | 911 |
| | | |
| Total United Kingdom – 15.5% | | 25,274 |
| | | |
| TOTAL COMMON STOCKS – 94.4% | | $154,852 |
| (Cost: $149,191) | | |

| PREFERRED STOCKS | Shares | Value |
|---|---|---|
| Germany | | |
| Industrials – 1.9% | | |
| Sixt SE . . . . . . . . . . . . . . . . . . . . . | 46 | $ 3,048 |
| | | |
| Total Germany – 1.9% | | 3,048 |
| TOTAL PREFERRED STOCKS – 1.9% | | $ 3,048 |
| (Cost: $2,820) | | |
| RIGHTS | | |
| Singapore – 0.0% | | |
| Manulife U.S. REIT . . . . . . . . . . . . | 181 | 5 |
| TOTAL RIGHTS – 0.0% | | $ 5 |
| (Cost: $11) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| Money Market Funds – 3.4% | | |
| Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares 1.900%, (D)(E) . . . . . . . . . . . . . | $5,516 | 5,516 |
| TOTAL SHORT-TERM SECURITIES – 3.4% | | $ 5,516 |
| (Cost: $5,516) | | |
| TOTAL INVESTMENT SECURITIES – 99.7% | | $ 163,421 |
| (Cost: $157,538) | | |
| CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3% | | 525 |
| NET ASSETS – 100.0% | | $163,946 |

Notes to Schedule of Investments

*Not shown due to rounding.

(A) All or a portion of securities with an aggregate value of $6,861 are on loan.

(B) No dividends were paid during the preceding 12 months.

(C) Restricted security. At September 30, 2019, the Fund owned the following restricted security:

| Security | Acquisition Date(s) | Shares | Cost | Market Value |
|---|---|---|---|---|
| Mainstay Medical International plc | 2-15-18 | 42 | $734 | $138 |

The total value of this security represented 0.1% of net assets at September 30, 2019.

(D) Rate shown is the annualized 7-day yield at September 30, 2019.

(E) Investment made with cash collateral received from securities on loan.

SEPTEMBER 30, 2019

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | | | |
| Communication Services | $ 4,500 | $ 5,986 | $ — |
| Consumer Discretionary | 6,423 | 16,234 | — |
| Consumer Staples | 1,407 | 7,969 | — |
| Energy | — | 4,615 | — |
| Financials | 2,112 | 11,964 | — |
| Health Care | 4,175 | 6,917 | — |
| Industrials | 5,185 | 26,583 | — |
| Information Technology | 1,716 | 19,241 | — |
| Materials | — | 8,507 | — |
| Real Estate | 6,486 | 14,832 | — |
| Total Common Stocks | $32,004 | $122,848 | $ — |
| Preferred Stocks | — | 3,048 | — |
| Rights | — | 5 | — |
| Short-Term Securities | 5,516 | — | — |
| Total | $37,520 | $125,901 | $ — |

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trust

## Market Sector Diversification

(as a % of net assets)

| | |
|---|---|
| Industrials | 21.2% |
| Consumer Discretionary | 13.8% |
| Real Estate | 13.0% |
| Information Technology | 12.8% |
| Financials | 8.6% |
| Health Care | 6.8% |
| Communication Services | 6.4% |
| Consumer Staples | 5.7% |
| Materials | 5.2% |
| Energy | 2.8% |
| Other+ | 3.7% |

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

(UNAUDITED)

*Ivy Pictet Emerging Markets Local Currency Debt Fund is managed by Ivy Investment Management Company (IICO) and sub-advised by Pictet Asset Management (Pictet).*

*Mary-Therese Barton, co-portfolio manager, has managed the Fund since its inception in April 2014 and has 18 years industry experience. Alper Gocer, also a co-portfolio manager on the Fund, has been with Pictet since 2016 and has more than a decade of active emerging debt management experience. The Fund is managed by a team of six, including Barton and Gocer. The other co-portfolio managers include Philippe Petit, Guido Chamorro, Carrie Liaw and Robert Simpson. Petit and Chamorro have managed the Fund since its inception, while Liaw became a co-portfolio manager in 2015 and Simpson became a co-portfolio manager in 2019. Below, the Pictet investment team discusses positioning, performance and results for the Fund for its fiscal year ended September 30, 2019.*

## Fiscal Year Performance

For the 12 months ended Sept. 30, 2019

| | |
|---|---:|
| Ivy Pictet Emerging Markets Local Currency Debt Fund (Class A shares at net asset value) | 5.73% |
| Ivy Pictet Emerging Markets Local Currency Debt Fund (Class A shares including sales load) | -0.34% |

Benchmark(s) and Morningstar Category

| | |
|---|---:|
| J.P. Morgan GBI-EM Global Diversified Index (generally reflects the performance of the global debt market in emerging countries) | 10.13% |
| Morningstar Emerging-Markets Local Currency Bond Category Average (generally reflects the performance of the universe of funds with similar investment objectives) | 8.58% |

*Please note that Fund returns include applicable fees and expenses, while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).*

## A volatile year

The Fund underperformed its benchmark and its Morningstar peer group for the fiscal year ended September 30, 2019. The Fund's active positions relative to the benchmark in both rates and currencies detracted. Active rate trades were the largest detractor as we saw heightened levels of volatility in the markets. The Fund's allocation to Argentina was a key detractor following as a sharp market sell-off when a shock presidential primary election led to currency controls and heightened default risk. Timing of an overweight to the Brazilian real was also a key detractor. Our timing of an underweight and move to a neutral weighting to the Turkish lira detracted as did our underweight to Turkish local rates in May. An overweight to the Colombian peso was close to neutral as the gain in June offset earlier losses during the fiscal period. An overweight allocation to Peruvian local rates was a solid contributor. Similarly, the overweight allocation to Russian local rates benefitted performance. A long position to Nigerian local rates was a contributor to performance as was the Fund's overweight to Indonesian local rates with a bias towards the long-end of the curve.

## Portfolio strategy

Our current strategy continues to be overweight local rates where we believe yields look attractive and/or the central bank has a dovish bias, or where the yield curve is steep. The third quarter of 2019 saw 56 interest rate cuts by central banks globally versus only six interest rate hikes. Conversely, we believe markets where inflation may surprise on the upside and thus translating into tighter monetary policy offers selective opportunities to move the Fund to underweight allocations. However, the current environment offers few opportunities with this regard. That said, Poland is a key example where we believe big increases in the minimum wage should increase wage growth and inflation over time, though inflation continues to remain low which we are monitoring closely. While we continue to look for the right entry point to selectively move overweight emerging market currencies, lackluster global growth and trade wars means we are being very selective and careful with the timing. For example, the Fund is currently overweight the Russian ruble and Mexican peso, but underweight the Romanian leu and Chilean peso. While the Fund used derivatives during the reporting period, they had minimal impact on the performance of the Fund.

## Outlook

Dovish central banks and a data dependent U.S. Federal Reserve have introduced more volatility to the asset class, but are generally supportive for emerging market local rate markets. We expect global growth to remain weak, but believe emerging

market growth will hold up better than developed market growth, which is more late cycle. While less optimism over growth is normally not supportive for currencies, a favorable growth differential — currently at around 2% in favor of emerging market growth — should be supportive, while valuations look appealing compared to their long-term equilibrium levels. At the same time, we expect the U.S. dollar to remain range bound unless we see a big risk-off event.

We believe emerging market inflation remains low on average and the outlook remains favorable given output gaps are not yet closed in most countries and are actually widening again. In local rates, we see selected Asian countries, Mexico and Russia with a dovish bias offering opportunities to remain overweight as key examples.

**Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment.**

**Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise, especially securities with longer maturities. Investing in below investment grade securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds**

**International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. The Fund may seek to manage exposure to various foreign currencies, which may involve additional risks. The value of securities, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates or exchange control regulations. Investing in foreign securities involves a number of risks that may not be associated with the U.S. markets and that could affect the Fund's performance unfavorably, such as greater price volatility; comparatively weak supervision and regulation of securities exchanges, fluctuation in foreign currency exchange rates and related conversion costs, adverse foreign tax consequences, or different and/or less stringent financial reporting standards.**

**Sovereign debt instruments are also subject to the risk that a government or agency issuing the debt may be unable to pay interest and/or principal due to cash flow problems, insufficient foreign currency reserves or political concerns.**

**Risks of credit-linked notes include those risks associated with the underlying reference obligation, including but not limited to market risk, interest rate risk, credit risk, default risk and foreign currency risk. The buyer of a credit-linked note assumes the risk of default by the issuer and the underlying reference asset or entity. If the underlying investment defaults, the payments and principal received by the Fund will be reduced or eliminated. Also, in the event the issuer defaults or there is a credit event that relates to the reference asset, the recovery rate generally is less than the Fund's initial investment, and the Fund may lose money.**

**The use of derivatives presents several risks including the risk that fluctuation in the values of the derivatives may not correlate perfectly with the overall securities markets or with the underlying asset from which the derivative's value is derived. Moreover, some derivatives are more sensitive to interest rate changes and market fluctuations than others, and the risk of loss may be greater than if the derivative technique(s) had not been used. Derivatives also may be subject to counterparty risk, which includes the risk that a loss may be sustained by the Fund as a result of the insolvency or bankruptcy of, or other non-compliance by, another party to the transaction. These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The portfolio managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Pictet Emerging Markets Local Currency Debt Fund.**

# PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2019 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Bonds | 81.1% |
| Other Government Securities | 81.1% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 18.9% |

## Quality Weightings

| | |
|---|---|
| Investment Grade | 53.3% |
| AA | 3.7% |
| A | 17.6% |
| BBB | 32.0% |
| Non-Investment Grade | 27.8% |
| BB | 21.1% |
| B | 0.5% |
| Non-rated | 6.2% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 18.9% |

*Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

## Country Weightings

| | |
|---|---|
| **Pacific Basin** | **25.9%** |
| Thailand | 9.3% |
| Indonesia | 8.7% |
| Malaysia | 4.7% |
| Other Pacific Basin | 3.2% |
| **Europe** | **21.6%** |
| Russia | 7.7% |
| Poland | 4.5% |
| Hungary | 4.5% |
| Czech Republic | 3.7% |
| Other Europe | 1.2% |
| **South America** | **18.5%** |
| Brazil | 7.9% |
| Columbia | 4.5% |
| Peru | 3.6% |
| Other South America | 2.5% |
| **North America** | **4.3%** |
| Mexico | 4.3% |
| **Africa** | **10.6%** |
| South Africa | 10.2% |
| Other Africa | 0.4% |
| **Bahamas/Caribbean** | **0.2%** |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 18.9% |

*+Cash equivalents are defined as highly liquid securities that typically mature in less than three months. Cash equivalents may include U.S. Government Treasury bills, Foreign Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

# COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

## IVY PICTET EMERGING MARKETS LOCAL CURRENCY DEBT FUND

(UNAUDITED)



| | Class A[3] | Class C | Class E | Class I | Class N | Class R | Class Y |
|---|---|---|---|---|---|---|---|
| Ivy Pictet Emerging Markets Local Currency Debt Fund, Class A Shares[1] | | | | | | | $8,545 |
| JP Morgan GBI-EM Global Diversified Index | | | | | | | $9,998 |

*Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.*

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

| Average Annual Total Return[2] | Class A[3] | Class C | Class E | Class I | Class N | Class R | Class Y |
|---|---|---|---|---|---|---|---|
| 1-year period ended 9-30-19 | -0.34% | 5.09% | 3.21% | 6.17% | 6.17% | 5.39% | 5.72% |
| 5-year period ended 9-30-19 | -2.63% | -2.14% | -1.87% | -1.12% | — | -1.69% | -1.44% |
| 10-year period ended 9-30-19 | — | — | — | — | — | — | — |
| Since Inception of Class through 9-30-19[4] | -2.86% | -2.47% | -2.17% | -1.46% | -0.05% | -2.04% | -1.77% |

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E Shares carry a maximum front-end sales load of 5.75% and 2.50%, respectively. Class C shares carry a maximum contingent deferred sales charge (CDSC) of 1% (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*4-30-14 for Class A shares, 4-30-14 for Class C shares, 4-30-14 for Class E shares, 4-30-14 for Class I shares, 1-30-15 for Class N shares, 4-30-14 for Class R shares and 4-30-14 for Class Y shares (the date on which shares were first acquired by shareholders).*

*Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.*

SEPTEMBER 30, 2019

| OTHER GOVERNMENT SECURITIES (A) | | Principal | Value |
|---|---|---|---|
| **Brazil – 7.9%** | | | |
| Brazil Letras do Tesouro Nacional: | | | |
| 0.000%, 7–1–21 (B)(C) . . . . | BRL | 1,550 | $ 341 |
| 0.000%, 1–1–22 (B)(C) . . . | | 2,000 | 426 |
| 0.000%, 7–1–22 (B)(C) . . . | | 2,100 | 433 |
| 0.000%, 7–1–23 (B)(C) . . . | | 5,000 | 959 |
| Brazil Notas do Tesouro Nacional: | | | |
| 10.000%, 1–1–21 (C) . . . . . | | 151 | 38 |
| 10.000%, 1–1–23 (C) . . . . . | | 12,700 | 3,398 |
| 10.000%, 1–1–25 (C) . . . . . | | 10,245 | 2,826 |
| 10.000%, 1–1–27 (C) . . . . . | | 2,687 | 758 |
| 10.000%, 1–1–29 (C) . . . . . | | 3,550 | 1,019 |
| | | | 10,198 |
| **Chile – 2.3%** | | | |
| Chile Bonos Tesoreria: | | | |
| 4.500%, 3–1–21 (C) . . . . . . | CLP | 410,000 | 584 |
| 4.700%, 9–1–30 (C) . . . . . . | | 235,000 | 380 |
| 5.000%, 3–1–35 (C) . . . . . | | 605,000 | 1,041 |
| 6.000%, 1–1–43 (C) . . . . . . | | 470,000 | 961 |
| | | | 2,966 |
| **Columbia – 4.5%** | | | |
| Colombian TES: | | | |
| 7.500%, 8–26–26 (C) . . . . | COP | 2,655,700 | 848 |
| 6.000%, 4–28–28 (C) . . . . | | 2,948,500 | 858 |
| 7.750%, 9–18–30 (C) . . . . . | | 2,396,000 | 783 |
| 7.000%, 6–30–32 (C) . . . . | | 6,545,300 | 2,018 |
| 7.250%, 10–18–34 (C) . . . . | | 4,348,700 | 1,367 |
| | | | 5,874 |
| **Czech Republic – 3.7%** | | | |
| Czech Republic Government Bond: | | | |
| 0.450%, 10–25–23 (C) . . . | CZK | 32,430 | 1,324 |
| 2.400%, 9–17–25 (C) . . . . . | | 5,900 | 265 |
| 1.000%, 6–26–26 (C) . . . . | | 30,990 | 1,283 |
| 2.500%, 8–25–28 (C) . . . . | | 14,860 | 688 |
| 2.750%, 7–23–29 (C) . . . . | | 15,700 | 749 |
| 0.950%, 5–15–30 (C) . . . . | | 10,230 | 412 |
| | | | 4,721 |
| **Dominican Republic – 0.2%** | | | |
| Dominican Republic | | | |
| 8.900%, 2–15–23 (C) . . . . | DOP | 13,300 | 256 |
| **Hungary – 4.5%** | | | |
| Hungary Government Bond: | | | |
| 3.000%, 6–26–24 (C) . . . | HUF | 446,530 | 1,593 |
| 2.500%, 10–24–24 (C) . . . | | 114,850 | 399 |
| 5.500%, 6–24–25 (C) . . . . | | 530,970 | 2,142 |
| 3.000%, 10–27–27 (C) . . . . | | 192,800 | 695 |
| 6.750%, 10–22–28 (C) . . . | | 87,140 | 404 |
| 3.000%, 8–21–30 (C) . . . . | | 150,000 | 537 |
| | | | 5,770 |
| **Indonesia – 8.7%** | | | |
| Indonesia Government Bond: | | | |
| 9.000%, 3–15–29 (C) . . . . | IDR | 32,085,000 | 2,501 |
| 8.250%, 5–15–29 (C) . . . . | | 15,782,000 | 1,187 |
| 6.625%, 5–15–33 (C) . . . . | | 6,771,000 | 434 |

| OTHER GOVERNMENT SECURITIES (A) (Continued) | | Principal | Value |
|---|---|---|---|
| Indonesia (Continued) | | | |
| 8.375%, 3–15–34 (C) . . . . . | IDR | 50,781,000 | $3,783 |
| 8.250%, 5–15–36 (C) . . . . | | 34,000,000 | 2,491 |
| 8.375%, 4–15–39 (C) . . . . . | | 6,034,000 | 447 |
| 8.750%, 2–15–44 (C) . . . . . | | 4,600,000 | 347 |
| | | | 11,190 |
| **Malaysia – 4.7%** | | | |
| Malaysia Government Bond: | | | |
| 4.378%, 11–29–19 (C) . . . . | MYR | 828 | 198 |
| 3.882%, 3–10–22 (C) . . . . | | 840 | 204 |
| 3.948%, 4–14–22 (C) . . . . . | | 650 | 158 |
| 3.418%, 8–15–22 (C) . . . . . | | 1,070 | 258 |
| 4.181%, 7–15–24 (C) . . . . . . | | 701 | 174 |
| 3.955%, 9–15–25 (C) . . . . | | 1,752 | 432 |
| 4.392%, 4–15–26 (C) . . . . . | | 3,700 | 934 |
| 3.900%, 11–30–26 (C) . . . . | | 900 | 220 |
| 3.899%, 11–16–27 (C) . . . . | | 7,277 | 1,787 |
| 3.733%, 6–15–28 (C) . . . . . | | 1,196 | 289 |
| 4.498%, 4–15–30 (C) . . . . . | | 1,118 | 289 |
| 4.232%, 6–30–31 (C) . . . . | | 2,700 | 683 |
| 4.127%, 4–15–32 (C) . . . . . | | 681 | 171 |
| 4.935%, 9–30–43 (C) . . . . | | 760 | 213 |
| 4.736%, 3–15–46 (C) . . . . | | 200 | 55 |
| 4.921%, 7–6–48 (C) . . . . . . | | 273 | 76 |
| | | | 6,141 |
| **Mexico – 4.3%** | | | |
| Mexican Bonos: | | | |
| 8.500%, 5–31–29 (C) . . . . | MXN | 47,000 | 2,651 |
| 7.750%, 5–29–31 (C) . . . . . | | 3,730 | 200 |
| 7.750%, 11–23–34 (C) . . . . | | 7,500 | 402 |
| 10.000%, 11–20–36 (C) . . . | | 11,300 | 729 |
| 8.500%, 11–18–38 (C) . . . . | | 7,083 | 404 |
| 7.750%, 11–13–42 (C) . . . . | | 13,000 | 689 |
| 8.000%, 11–7–47 (C) . . . . . | | 9,000 | 491 |
| | | | 5,566 |
| **Peru – 3.6%** | | | |
| Republic of Peru: | | | |
| 5.700%, 8–12–24 (C) . . . . . | PEN | 2,516 | 832 |
| 6.350%, 8–12–28 (C) . . . . | | 3,825 | 1,322 |
| 5.940%, 2–12–29 (C)(D) . . | | 1,200 | 403 |
| 6.950%, 8–12–31 (C) . . . . | | 1,667 | 603 |
| 5.400%, 8–12–34 (C)(D) . . | | 281 | 89 |
| 6.900%, 8–12–37 (C) . . . . | | 2,762 | 1,002 |
| 6.850%, 2–12–42 (C) . . . . | | 1,206 | 437 |
| | | | 4,688 |
| **Philippines – 0.3%** | | | |
| Republic of Philippines: | | | |
| 4.950%, 1–15–21 (C) . . . . . | PHP | 10,000 | 195 |
| 6.250%, 1–14–36 (C) . . . . . | | 10,000 | 231 |
| | | | 426 |
| **Poland – 4.5%** | | | |
| Poland Government Bond: | | | |
| 5.750%, 9–23–22 (C) . . . . | PLN | 1,700 | 474 |
| 2.500%, 4–25–24 (C) . . . . | | 9,928 | 2,555 |
| 2.500%, 7–25–26 (C) . . . . | | 3,714 | 960 |
| 2.500%, 7–25–27 (C) . . . . | | 2,837 | 735 |
| 2.750%, 4–25–28 (C) . . . . | | 4,304 | 1,140 |
| | | | 5,864 |

| OTHER GOVERNMENT SECURITIES (A) (Continued) | | Principal | Value |
|---|---|---|---|
| **Romania – 1.2%** | | | |
| Romania Government Bond: | | | |
| 5.950%, 6–11–21 (C) . . . . . . . . | RON | 20 | $ 5 |
| 5.850%, 4–26–23 (C) . . . . . . . | | 5,200 | 1,281 |
| 3.250%, 4–29–24 (C)(E) . . . . . | | 935 | 209 |
| | | | 1,495 |
| **Russia – 7.7%** | | | |
| Russia Government Bond: | | | |
| 7.500%, 8–18–21 (C) . . . . . . . . | RUB | 17,351 | 272 |
| 7.000%, 1–25–23 (C) . . . . . . . | | 17,985 | 281 |
| 7.000%, 8–16–23 (C) . . . . . . . | | 124,796 | 1,951 |
| 7.100%, 10–16–24 (C) . . . . . . . | | 20,000 | 313 |
| 8.150%, 2–3–27 (C) . . . . . . . . | | 120,889 | 2,007 |
| 7.050%, 1–19–28 (C) . . . . . . . . | | 161,566 | 2,525 |
| 6.900%, 5–23–29 (C) . . . . . . . | | 20,811 | 321 |
| 8.500%, 9–17–31 (C) . . . . . . . | | 25,000 | 431 |
| 7.700%, 3–23–33 (C) . . . . . . . | | 62,290 | 1,008 |
| 7.250%, 5–10–34 (C) . . . . . . . | | 56,229 | 875 |
| | | | 9,984 |
| **Senegal – 0.4%** | | | |
| Republic of Senegal | | | |
| 6.750%, 3–13–48 . . . . . . . . . $ | | 541 | 522 |
| **South Africa – 10.2%** | | | |
| Republic of South Africa: | | | |
| 10.500%, 12–21–26 (C) . . . . . . | ZAR | 32,879 | 2,422 |
| 8.000%, 1–31–30 (C) . . . . . . . | | 44,317 | 2,731 |
| 7.000%, 2–28–31 (C) . . . . . . . | | 9,000 | 503 |
| 8.875%, 2–28–35 (C) . . . . . . . | | 6,346 | 394 |
| 6.250%, 3–31–36 (C) . . . . . . . | | 10,488 | 502 |
| 8.500%, 1–31–37 (C) . . . . . . . | | 13,519 | 801 |
| 9.000%, 1–31–40 (C) . . . . . . . | | 3,500 | 213 |
| 6.500%, 2–28–41 (C) . . . . . . . | | 9,800 | 455 |
| 8.750%, 1–31–44 (C) . . . . . . . | | 15,750 | 926 |
| 8.750%, 2–28–48 (C) . . . . . . . | | 71,882 | 4,198 |
| | | | 13,145 |
| **Thailand – 9.3%** | | | |
| Thailand Government Bond: | | | |
| 2.400%, 12–17–23 (C) . . . . . . . | THB | 148,718 | 5,059 |
| 3.850%, 12–12–25 (C) . . . . . . | | 12,850 | 480 |
| 2.875%, 12–17–28 (C) . . . . . . . | | 69,600 | 2,542 |
| 3.775%, 6–25–32 (C) . . . . . . | | 13,938 | 573 |
| 3.300%, 6–17–38 (C) . . . . . . . | | 76,713 | 3,216 |
| 2.875%, 6–17–46 (C) . . . . . . . | | 5,000 | 205 |
| | | | 12,075 |
| **Turkey – 2.9%** | | | |
| Turkey Government Bond: | | | |
| 11.000%, 3–2–22 (C) . . . . . . . | TRY | 648 | 110 |
| 8.500%, 9–14–22 (C) . . . . . . . | | 1,010 | 159 |
| 12.200%, 1–18–23 (C) . . . . . . . | | 2,500 | 431 |
| 16.200%, 6–14–23 (C) . . . . . . . | | 898 | 173 |
| 10.400%, 3–20–24 (C) . . . . . . | | 1,070 | 171 |
| 8.000%, 3–12–25 (C) . . . . . . . | | 2,937 | 419 |
| 10.600%, 2–11–26 (C) . . . . . . . | | 4,396 | 697 |
| 11.000%, 2–24–27 (C) . . . . . . . | | 2,203 | 350 |
| 10.500%, 8–11–27 (C) . . . . . . . | | 4,544 | 702 |
| 12.400%, 3–8–28 (C) . . . . . . . | | 3,541 | 603 |
| | | | 3,815 |

| OTHER GOVERNMENT SECURITIES (A) (Continued) | Principal | Value |
|---|---|---|
| Uruguay – 0.2% | | |
| Republica Orient Uruguay: | | |
| 9.875%, 6–20–22 (C) . . . . . . . | UYU 5,281 | $ 141 |
| 8.500%, 3–15–28 (C) . . . . . . . | 4,137 | 97 |
| | | 238 |
| **TOTAL OTHER GOVERNMENT SECURITIES – 81.1%** | | **$104,934** |
| (Cost: $104,650) | | |

| SHORT-TERM SECURITIES | | |
|---|---|---|
| Commercial Paper (F) – 9.1% | | |
| BMW U.S. Capital LLC (GTD by BMW AG) | | |
| 2.100%, 11–7–19 . . . . . . . . . . | $ 4,900 | 4,889 |
| McCormick & Co., Inc. | | |
| 2.151%, 10–3–19 . . . . . . . . . . | 5,000 | 4,999 |
| Sysco Corp. | | |
| 2.180%, 10–1–19 . . . . . . . . . . | 1,895 | 1,895 |
| | | 11,783 |

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Master Note – 0.7% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) | | |
| 2.170%, 10–7–19 (G) . . . . . . . $ | 912 | $ 912 |
| Money Market Funds – 0.1% | | |
| Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares | | |
| 1.900%, (H)(I) . . . . . . . . . . . . . | 89 | 89 |
| Treasury Bills (F) – 6.3% | | |
| Egypt Government Treasury Bills: | | |
| 15.411%, 11-26-19 (C) . . . . . . . . . EGP | 6,250 | 374 |
| 14.173%, 5-26-20 (C) . . . . . . . . | 6,700 | 373 |
| Nigeria Government Treasury Bills: | | |
| 12.006%, 2-20-20 (C) . . . . . . . NGN | 183,190 | 481 |
| 11.992%, 2-27-20 (C) . . . . . . . . | 784,725 | 2,054 |
| 12.608%, 7-16-20 (C) . . . . . . . . | 288,483 | 714 |

| SHORT-TERM SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Treasury Bills (F) (Continued) | | |
| U.S. Treasury Bills | | |
| 1.990%, 10-10-19 . . . . . . . . . . . | $4,100 | $ 4,098 |
| | | 8,094 |
| **TOTAL SHORT-TERM SECURITIES – 16.2%** | | **$ 20,878** |
| (Cost: $20,866) | | |
| **TOTAL INVESTMENT SECURITIES – 97.3%** | | **$ 125,812** |
| (Cost: $125,516) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES (J)(K)(L) – 2.7%** | | **3,456** |
| **NET ASSETS – 100.0%** | | **$129,268** |

Notes to Schedule of Investments

*Not shown due to rounding.

(A) Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(B) Zero coupon bond.

(C) Principal amounts are denominated in the indicated foreign currency, where applicable (BRL – Brazilian Real, CLP – Chilean Peso, CNY – Chinese Yuan Renminbi, COP – Columbian Peso, CZK – Czech Koruna, DOP – Dominican Republic peso, EGP – Egyptian Pound, HUF – Hungarian Forint, IDR – Indonesian Rupiah, INR – Indian Rupee, MXN – Mexican Peso, MYR – Malaysian Ringgit, NGN – Nigeria Naira, PEN – Peruvian Neuvo Sol, PHP – Philippine Peso, PLN – Polish Zloty, RON – Romania Leu, RUB – Russian Ruble, THB – Thai Baht, TRY – Turkish New Lira, UYU – Uruguay Peso and ZAR – South African Rand).

(D) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2019 the total value of these securities amounted to $492 or 0.4% of net assets.

(E) All or a portion of securities with an aggregate value of $84 are on loan.

(F) Rate shown is the yield to maturity at September 30, 2019.

(G) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(H) Rate shown is the annualized 7-day yield at September 30, 2019.

(I) Investment made with cash collateral received from securities on loan.

(J) Cash of $29 has been pledged as collateral on open futures contracts.

(K) Cash of $1,150 has been pledged as collateral on OTC forward foreign currency contracts.

(L) Cash of $837 has been pledged as collateral on centrally cleared interest rate swaps.

SEPTEMBER 30, 2019

The following over the counter credit default swaps — buy protection[1] were outstanding at September 30, 2019:

| Referenced Obligation | Counterparty | (Pay) Fixed Rate | Maturity Date | Notional Amount[2] | Value | Upfront Payments/ (Receipts) | Unrealized Appreciation (Depreciation) |
|---|---|---|---|---|---|---|---|
| Republic of Brazil | Barclays Bank plc | (1.000%) | 12–20–24 | 1,310 | $23 | $20 | $ 3 |
| Republic of Indonesia | Goldman Sachs International | (1.000%) | 12–20–24 | 1,001 | (5) | (5) | —* |
| Republic of Indonesia | Barclays Bank plc | (1.000%) | 12–20–24 | 799 | (4) | (4) | —* |
| iTraxx Asia ex-Japan Investment Grade, Series 31 Index | Morgan Stanley & Co. International plc | (1.000%) | 6–20–24 | 250 | (5) | (3) | (2) |
| iTraxx Asia ex-Japan Investment Grade, Series 31 Index | JPMorgan Chase Bank N.A. | (1.000%) | 6–20–24 | 225 | (5) | (3) | (2) |
| iTraxx Asia ex-Japan Investment Grade, Series 32 Index | JPMorgan Chase Bank N.A. | (1.000%) | 12–20–24 | 879 | (10) | (12) | 2 |
| iTraxx Asia ex-Japan Investment Grade, Series 32 Index | Barclays Bank plc | (1.000%) | 12–20–24 | 439 | (5) | (5) | —* |
| Federation of Malaysia | Morgan Stanley & Co. International plc | (1.000%) | 6–20–24 | 157 | (4) | (3) | (1) |
| Federation of Malaysia | Goldman Sachs International | (1.000%) | 6–20–24 | 396 | (9) | (7) | (2) |
| Federation of Malaysia | Morgan Stanley & Co. International plc | (1.000%) | 6–20–24 | 99 | (2) | (2) | —* |
| Federation of Malaysia | Barclays Bank plc | (1.000%) | 6–20–24 | 248 | (6) | (5) | (1) |
| Republic of Indonesia | Citibank N.A. | (1.000%) | 12–20–24 | 1,175 | (5) | (6) | 1 |
| Republic of South Africa | Goldman Sachs International | (1.000%) | 12–20–24 | 1,640 | 72 | 63 | 9 |
| | | | | | $35 | $28 | $ 7 |

The following over the counter credit default swaps — sold protection[3] were outstanding at September 30, 2019:

| Referenced Obligation | Counterparty | Receive Fixed Rate | Maturity Date | Implied Credit Spread at September 30, 2019[4] | Notional Amount[2] | Value | Upfront Payments/ (Receipts) | Unrealized Appreciation (Depreciation) |
|---|---|---|---|---|---|---|---|---|
| State of Qatar | JPMorgan Chase Bank N.A. | 1.000% | 6–20–24 | 0.653% | 460 | $10 | $ 7 | $ 3 |
| State of Qatar | Barclays Bank plc | 1.000% | 6–20–24 | 0.653 | 440 | 10 | 7 | 3 |
| Kingdom of Saudi Arabia | Morgan Stanley & Co. International plc | 1.000% | 6–20–24 | 0.921 | 212 | 3 | 4 | (1) |
| Kingdom of Saudi Arabia | JPMorgan Chase Bank N.A. | 1.000% | 6–20–24 | 0.921 | 188 | 3 | 3 | —* |
| Kingdom of Saudi Arabia | Morgan Stanley & Co. International plc | 1.000% | 6–24–24 | 0.921 | 188 | 2 | 3 | (1) |
| Kingdom of Saudi Arabia | Barclays Bank plc | 1.000% | 6–20–24 | 0.921 | 212 | 3 | 4 | (1) |
| | | | | | | $31 | $28 | $ 3 |

(1) If the Fund is a buyer of protection and a credit event occurs, as defined under the terms of that particular swap agreement, the Fund will either (i) receive from the seller of protection an amount equal to the notional amount of the swap and/or take delivery of the referenced obligation or underlying securities comprising the referenced index or (ii) receive a net settlement amount in the form of cash or securities equal to the notional amount of the swap less the recovery value of the referenced obligation or underlying securities comprising the referenced index.

(2) The maximum potential amount the Fund could be required to pay as a seller of credit protection or receive as a buyer of credit protection if a credit event occurs as defined under the terms of the swap agreement.

(3) If the Fund is a seller of protection and a credit event occurs, as defined under the terms of that particular swap agreement, the Fund will either (i) pay to the buyer of protection an amount equal to the notional amount of the swap and/or deliver the referenced obligation or underlying securities comprising the referenced index or (ii) pay a net settlement amount in the form of cash or securities equal to the notional amount of the swap less the recovery value of the referenced obligation or underlying securities comprising the referenced index.

(4) Implied credit spreads, represented in absolute terms, utilized in determining the market value of credit default swap agreements on corporate issues, sovereign issues, or an index as of period end serve as an indicator of the current status of the payment/performance risk and represent the likelihood or risk of default for the credit derivative. Wider credit spreads represent a deterioration of the referenced entity's credit soundness and a greater likelihood or risk of default or other credit event occurring as defined under the terms of the agreement.

The following forward foreign currency contracts were outstanding at September 30, 2019:

| Currency to be Delivered | | Currency to be Received | | Settlement Date | Counterparty | Unrealized Appreciation | Unrealized Depreciation |
|---|---|---|---|---|---|---|---|
| Colombian Peso | 9,780,000 | U.S. Dollar | 2,825 | 10–1–19 | Barclays Capital, Inc. | $ 15 | $ — |
| U.S. Dollar | 2,854 | Colombian Peso | 9,780,000 | 10–1–19 | Barclays Capital, Inc. | — | 43 |
| U.S. Dollar | 326 | Turkish New Lira | 2,010 | 10–1–19 | Barclays Capital, Inc. | 30 | — |
| Brazilian Real | 18,125 | U.S. Dollar | 4,390 | 10–2–19 | Barclays Capital, Inc. | 28 | — |
| Hungarian Forint | 392,059 | U.S. Dollar | 1,341 | 10–2–19 | Barclays Capital, Inc. | 65 | — |
| Turkish New Lira | 2,170 | U.S. Dollar | 367 | 10–2–19 | Barclays Capital, Inc. | — | 17 |
| U.S. Dollar | 630 | Hungarian Forint | 187,715 | 10–2–19 | Barclays Capital, Inc. | — | 19 |
| Colombian Peso | 910,000 | U.S. Dollar | 283 | 10–3–19 | Barclays Capital, Inc. | 22 | — |
| Hungarian Forint | 60,000 | U.S. Dollar | 212 | 10–3–19 | Barclays Capital, Inc. | 16 | — |
| U.S. Dollar | 1,175 | Colombian Peso | 4,070,000 | 10–3–19 | Barclays Capital, Inc. | — | 6 |
| U.S. Dollar | 516 | Hungarian Forint | 145,842 | 10–3–19 | Barclays Capital, Inc. | — | 41 |
| U.S. Dollar | 460 | Hungarian Forint | 132,076 | 10–4–19 | Barclays Capital, Inc. | — | 30 |
| U.S. Dollar | 11,387 | Mexican Peso | 223,104 | 10–4–19 | Barclays Capital, Inc. | — | 86 |
| Euro | 275 | U.S. Dollar | 313 | 10–7–19 | Barclays Capital, Inc. | 13 | — |
| Hungarian Forint | 153,836 | U.S. Dollar | 540 | 10–7–19 | Barclays Capital, Inc. | 40 | — |
| U.S. Dollar | 637 | Hungarian Forint | 183,532 | 10–7–19 | Barclays Capital, Inc. | — | 39 |
| U.S. Dollar | 545 | South African Rand | 7,780 | 10–7–19 | Barclays Capital, Inc. | — | 31 |
| U.S. Dollar | 429 | South Korean Won | 519,000 | 10–7–19 | Barclays Capital, Inc. | 5 | — |
| Mexican Peso | 7,470 | U.S. Dollar | 377 | 10–9–19 | Barclays Capital, Inc. | — | 1 |
| U.S. Dollar | 174 | Mexican Peso | 3,417 | 10–9–19 | Barclays Capital, Inc. | — | 1 |
| U.S. Dollar | 1,313 | Thai Baht | 40,000 | 10–9–19 | Barclays Capital, Inc. | — | 5 |
| Argentine Peso | 29,400 | U.S. Dollar | 482 | 10–15–19 | Barclays Capital, Inc. | — | 4 |
| Hungarian Forint | 260,248 | U.S. Dollar | 862 | 10–17–19 | Barclays Capital, Inc. | 14 | — |
| Chilean Peso | 196,524 | U.S. Dollar | 278 | 10–21–19 | Barclays Capital, Inc. | 8 | — |
| Euro | 710 | U.S. Dollar | 802 | 10–21–19 | Barclays Capital, Inc. | 27 | — |
| U.S. Dollar | 2,461 | Russian Ruble | 158,800 | 10–21–19 | Barclays Capital, Inc. | — | 19 |
| U.S. Dollar | 834 | Malaysian Ringgit | 3,490 | 10–29–19 | Barclays Capital, Inc. | — | 1 |
| U.S. Dollar | 203 | Thai Baht | 6,200 | 11–1–19 | Barclays Capital, Inc. | —* | — |
| Turkish New Lira | 1,340 | U.S. Dollar | 231 | 11–4–19 | Barclays Capital, Inc. | — | 4 |
| U.S. Dollar | 4,382 | Brazilian Real | 18,125 | 11–4–19 | Barclays Capital, Inc. | — | 31 |
| South African Rand | 3,300 | U.S. Dollar | 213 | 11–5–19 | Barclays Capital, Inc. | — | 3 |
| Mexican Peso | 33,450 | Euro | 1,508 | 11–6–19 | Barclays Capital, Inc. | — | 37 |
| Mexican Peso | 17,050 | U.S. Dollar | 871 | 11–6–19 | Barclays Capital, Inc. | 12 | — |
| Peruvian New Sol | 3,040 | U.S. Dollar | 902 | 11–12–19 | Barclays Capital, Inc. | 1 | — |
| Russian Ruble | 106,200 | U.S. Dollar | 1,648 | 11–15–19 | Barclays Capital, Inc. | 20 | — |
| Turkish New Lira | 4,930 | U.S. Dollar | 851 | 11–15–19 | Barclays Capital, Inc. | — | 9 |
| U.S. Dollar | 827 | Chilean Peso | 591,314 | 11–15–19 | Barclays Capital, Inc. | — | 15 |
| U.S. Dollar | 1,691 | Russian Ruble | 112,900 | 11–15–19 | Barclays Capital, Inc. | 39 | — |
| U.S. Dollar | 819 | Turkish New Lira | 4,680 | 11–15–19 | Barclays Capital, Inc. | — | 3 |
| Malaysian Ringgit | 2,190 | U.S. Dollar | 525 | 11–18–19 | Barclays Capital, Inc. | 3 | — |
| U.S. Dollar | 966 | Mexican Peso | 18,876 | 11–20–19 | Barclays Capital, Inc. | — | 17 |
| Turkish New Lira | 9,218 | U.S. Dollar | 1,477 | 11–25–19 | Barclays Capital, Inc. | — | 126 |

SEPTEMBER 30, 2019

| Currency to be Delivered | | Currency to be Received | | Settlement Date | Counterparty | Unrealized Appreciation | Unrealized Depreciation |
|---|---|---|---|---|---|---|---|
| U.S. Dollar | 819 | Russian Ruble | 54,100 | 11–25–19 | Barclays Capital, Inc. | $   9 | $  — |
| U.S. Dollar | 1,477 | Turkish New Lira | 10,074 | 11–25–19 | Barclays Capital, Inc. | 275 | — |
| Mexican Peso | 19,926 | U.S. Dollar | 992 | 11–26–19 | Barclays Capital, Inc. | — | 9 |
| U.S. Dollar | 7 | Mexican Peso | 140 | 11–26–19 | Barclays Capital, Inc. | — | —* |
| U.S. Dollar | 1,639 | Colombian Peso | 5,520,000 | 12–3–19 | Barclays Capital, Inc. | — | 58 |
| Argentine Peso | 15,200 | U.S. Dollar | 295 | 12–9–19 | Barclays Capital, Inc. | 85 | — |
| U.S. Dollar | 3,762 | Turkish New Lira | 23,628 | 12–18–19 | Barclays Capital, Inc. | 317 | — |
| Argentine Peso | 19,550 | U.S. Dollar | 374 | 12–20–19 | Barclays Capital, Inc. | 110 | — |
| U.S. Dollar | 372 | Argentine Peso | 19,550 | 12–20–19 | Barclays Capital, Inc. | — | 107 |
| U.S. Dollar | 1,606 | Colombian Peso | 5,550,000 | 12–26–19 | Barclays Capital, Inc. | — | 18 |
| Argentine Peso | 3,100 | U.S. Dollar | 58 | 1–29–20 | Barclays Capital, Inc. | 19 | — |
| Argentine Peso | 34,990 | U.S. Dollar | 652 | 1–31–20 | Barclays Capital, Inc. | 213 | — |
| Argentine Peso | 3,620 | U.S. Dollar | 66 | 2–13–20 | Barclays Capital, Inc. | 22 | — |
| Turkish New Lira | 10,665 | U.S. Dollar | 1,477 | 2–24–20 | Barclays Capital, Inc. | — | 329 |
| U.S. Dollar | 1,477 | Turkish New Lira | 9,618 | 2–24–20 | Barclays Capital, Inc. | 152 | — |
| Argentine Peso | 24,680 | U.S. Dollar | 444 | 2–26–20 | Barclays Capital, Inc. | 148 | — |
| Argentine Peso | 25,670 | U.S. Dollar | 462 | 2–27–20 | Barclays Capital, Inc. | 155 | — |
| Turkish New Lira | 24,543 | U.S. Dollar | 3,762 | 3–18–20 | Barclays Capital, Inc. | — | 368 |
| U.S. Dollar | 375 | Argentine Peso | 21,400 | 3–20–20 | Barclays Capital, Inc. | — | 129 |
| Argentine Peso | 34,736 | U.S. Dollar | 572 | 4–6–20 | Barclays Capital, Inc. | 182 | — |
| Turkish New Lira | 4,210 | U.S. Dollar | 638 | 10–1–19 | Citibank N.A. | — | 108 |
| U.S. Dollar | 33 | Turkish New Lira | 190 | 10–1–19 | Citibank N.A. | —* | — |
| Brazilian Real | 610 | U.S. Dollar | 146 | 10–2–19 | Citibank N.A. | — | 1 |
| U.S. Dollar | 2,297 | Brazilian Real | 9,344 | 10–2–19 | Citibank N.A. | — | 48 |
| U.S. Dollar | 681 | Hungarian Forint | 204,344 | 10–2–19 | Citibank N.A. | — | 16 |
| U.S. Dollar | 174 | Turkish New Lira | 988 | 10–2–19 | Citibank N.A. | 1 | — |
| Hungarian Forint | 146,877 | U.S. Dollar | 482 | 10–4–19 | Citibank N.A. | 4 | — |
| Russian Ruble | 97,880 | U.S. Dollar | 1,518 | 10–4–19 | Citibank N.A. | 9 | — |
| Hungarian Forint | 84,000 | U.S. Dollar | 278 | 10–7–19 | Citibank N.A. | 5 | — |
| Romanian Leu | 560 | U.S. Dollar | 130 | 10–7–19 | Citibank N.A. | 1 | — |
| Russian Ruble | 11,400 | U.S. Dollar | 170 | 10–7–19 | Citibank N.A. | — | 6 |
| South Korean Won | 519,000 | U.S. Dollar | 433 | 10–7–19 | Citibank N.A. | — | 1 |
| U.S. Dollar | 224 | Euro | 201 | 10–7–19 | Citibank N.A. | — | 5 |
| U.S. Dollar | 303 | Hungarian Forint | 87,192 | 10–7–19 | Citibank N.A. | — | 19 |
| U.S. Dollar | 85 | Romanian Leu | 367 | 10–7–19 | Citibank N.A. | — | 1 |
| U.S. Dollar | 4,173 | Polish Zloty | 16,652 | 10–8–19 | Citibank N.A. | — | 20 |
| Thai Baht | 45,042 | U.S. Dollar | 1,459 | 10–9–19 | Citibank N.A. | — | 14 |
| U.S. Dollar | 285 | Egyptian Pound | 4,850 | 10–17–19 | Citibank N.A. | 12 | — |
| U.S. Dollar | 617 | Hungarian Forint | 181,473 | 10–17–19 | Citibank N.A. | — | 25 |
| U.S. Dollar | 2,107 | Indonesian Rupiah | 29,700,000 | 10–17–19 | Citibank N.A. | — | 17 |
| U.S. Dollar | 825 | Mexican Peso | 16,100 | 10–17–19 | Citibank N.A. | — | 11 |
| Indonesian Rupiah | 12,203,100 | U.S. Dollar | 865 | 10–25–19 | Citibank N.A. | 7 | — |
| U.S. Dollar | 948 | Chilean Peso | 685,857 | 10–25–19 | Citibank N.A. | — | 7 |
| Hungarian Forint | 63,000 | U.S. Dollar | 206 | 11–5–19 | Citibank N.A. | 1 | — |
| Israeli Shekel | 2,900 | U.S. Dollar | 825 | 11–5–19 | Citibank N.A. | — | 11 |
| Singapore Dollar | 1,451 | U.S. Dollar | 1,054 | 11–5–19 | Citibank N.A. | 4 | — |
| U.S. Dollar | 210 | Romanian Leu | 900 | 11–5–19 | Citibank N.A. | — | 3 |
| Euro | 746 | Mexican Peso | 16,500 | 11–6–19 | Citibank N.A. | 16 | — |
| U.S. Dollar | 3,644 | Polish Zloty | 14,523 | 11–6–19 | Citibank N.A. | — | 20 |
| U.S. Dollar | 433 | South Korean Won | 519,000 | 11–7–19 | Citibank N.A. | — | —* |
| Peruvian New Sol | 360 | U.S. Dollar | 106 | 11–12–19 | Citibank N.A. | — | 1 |
| U.S. Dollar | 833 | Peruvian New Sol | 2,827 | 11–12–19 | Citibank N.A. | 4 | — |
| Turkish New Lira | 9,620 | U.S. Dollar | 1,652 | 11–15–19 | Citibank N.A. | — | 26 |

SEPTEMBER 30, 2019

| Currency to be Delivered | | Currency to be Received | | Settlement Date | Counterparty | Unrealized Appreciation | Unrealized Depreciation |
|---|---|---|---|---|---|---|---|
| U.S. Dollar | 860 | Turkish New Lira | 5,150 | 11–15–19 | Citibank N.A. | $ 38 | $ — |
| Mexican Peso | 24,589 | U.S. Dollar | 1,237 | 11–20–19 | Citibank N.A. | 1 | — |
| Argentine Peso | 45,289 | U.S. Dollar | 897 | 11–21–19 | Citibank N.A. | 237 | — |
| Russian Ruble | 54,400 | U.S. Dollar | 807 | 11–25–19 | Citibank N.A. | — | 26 |
| U.S. Dollar | 1,695 | Russian Ruble | 113,400 | 11–25–19 | Citibank N.A. | 41 | — |
| Czech Koruna | 1,400 | U.S. Dollar | 60 | 12–2–19 | Citibank N.A. | —* | — |
| Colombian Peso | 5,550,000 | U.S. Dollar | 1,608 | 12–3–19 | Citibank N.A. | 18 | — |
| Turkish New Lira | 19,607 | U.S. Dollar | 2,904 | 12–18–19 | Citibank N.A. | — | 481 |
| Hungarian Forint | 333,938 | U.S. Dollar | 1,101 | 12–20–19 | Citibank N.A. | 8 | — |
| Czech Koruna | 9,400 | U.S. Dollar | 399 | 1–6–20 | Citibank N.A. | —* | — |
| Argentine Peso | 67,280 | U.S. Dollar | 1,251 | 1–17–20 | Citibank N.A. | 387 | — |
| Argentine Peso | 65,880 | U.S. Dollar | 1,209 | 1–29–20 | Citibank N.A. | 380 | — |
| U.S. Dollar | 1,342 | Argentine Peso | 68,980 | 1–29–20 | Citibank N.A. | — | 473 |
| U.S. Dollar | 687 | Argentine Peso | 34,990 | 1–31–20 | Citibank N.A. | — | 248 |
| Argentine Peso | 44,830 | U.S. Dollar | 789 | 2–27–20 | Citibank N.A. | 251 | — |
| U.S. Dollar | 1,286 | Argentine Peso | 70,500 | 2–27–20 | Citibank N.A. | — | 440 |
| Argentine Peso | 8,500 | U.S. Dollar | 146 | 3–18–20 | Citibank N.A. | 47 | — |
| U.S. Dollar | 2,904 | Turkish New Lira | 20,431 | 3–18–20 | Citibank N.A. | 533 | — |
| Argentine Peso | 23,300 | U.S. Dollar | 394 | 4–6–20 | Citibank N.A. | 132 | — |
| Euro | 710 | U.S. Dollar | 802 | 10–21–19 | Deutsche Bank AG | 27 | — |
| U.S. Dollar | 290 | Egyptian Pound | 5,310 | 7–15–20 | Deutsche Bank AG | 9 | — |
| U.S. Dollar | 326 | Turkish New Lira | 2,010 | 10–1–19 | Goldman Sachs International | 29 | — |
| Colombian Peso | 680,000 | U.S. Dollar | 198 | 10–3–19 | Goldman Sachs International | 3 | — |
| U.S. Dollar | 65 | Mexican Peso | 1,310 | 10–3–19 | Goldman Sachs International | 2 | — |
| Russian Ruble | 15,416 | U.S. Dollar | 241 | 10–4–19 | Goldman Sachs International | 3 | — |
| U.S. Dollar | 2,135 | Russian Ruble | 140,118 | 10–4–19 | Goldman Sachs International | 25 | — |
| U.S. Dollar | 1,010 | South African Rand | 15,219 | 10–4–19 | Goldman Sachs International | — | 6 |
| Hungarian Forint | 124,122 | U.S. Dollar | 428 | 10–7–19 | Goldman Sachs International | 24 | — |
| U.S. Dollar | 657 | Thai Baht | 20,100 | 10–7–19 | Goldman Sachs International | 1 | — |
| Indonesian Rupiah | 2,795,415 | U.S. Dollar | 196 | 10–11–19 | Goldman Sachs International | — | —* |
| Philippine Peso | 2,497 | U.S. Dollar | 48 | 10–16–19 | Goldman Sachs International | — | —* |
| Mexican Peso | 24,137 | U.S. Dollar | 1,247 | 10–21–19 | Goldman Sachs International | 28 | — |
| Russian Ruble | 56,600 | U.S. Dollar | 861 | 10–21–19 | Goldman Sachs International | — | 9 |
| U.S. Dollar | 583 | Peruvian New Sol | 1,964 | 10–25–19 | Goldman Sachs International | — | 1 |
| Russian Ruble | 19,418 | U.S. Dollar | 294 | 11–8–19 | Goldman Sachs International | — | 4 |
| U.S. Dollar | 350 | Russian Ruble | 23,056 | 11–8–19 | Goldman Sachs International | 4 | — |
| Mexican Peso | 8,800 | U.S. Dollar | 442 | 11–12–19 | Goldman Sachs International | — | —* |
| U.S. Dollar | 1,015 | Malaysian Ringgit | 4,250 | 11–18–19 | Goldman Sachs International | — | 2 |
| Peruvian New Sol | 710 | U.S. Dollar | 208 | 12–5–19 | Goldman Sachs International | — | 2 |
| U.S. Dollar | 71 | Argentine Peso | 3,620 | 2–13–20 | Goldman Sachs International | — | 27 |
| Colombian Peso | 1,640,000 | U.S. Dollar | 484 | 10–1–19 | JPMorgan Securities LLC | 13 | — |
| U.S. Dollar | 474 | Colombian Peso | 1,640,000 | 10–1–19 | JPMorgan Securities LLC | — | 2 |
| Turkish New Lira | 6,224 | U.S. Dollar | 1,101 | 10–2–19 | JPMorgan Securities LLC | — | 1 |
| U.S. Dollar | 2,254 | Brazilian Real | 9,390 | 10–2–19 | JPMorgan Securities LLC | 6 | — |
| U.S. Dollar | 1,297 | Turkish New Lira | 7,405 | 10–2–19 | JPMorgan Securities LLC | 15 | — |
| Colombian Peso | 2,480,000 | U.S. Dollar | 718 | 10–3–19 | JPMorgan Securities LLC | 6 | — |
| Hungarian Forint | 70,000 | U.S. Dollar | 236 | 10–3–19 | JPMorgan Securities LLC | 8 | — |
| Euro | 856 | U.S. Dollar | 940 | 10–4–19 | JPMorgan Securities LLC | 7 | — |
| Singapore Dollar | 1,210 | U.S. Dollar | 881 | 10–7–19 | JPMorgan Securities LLC | 5 | — |
| South African Rand | 24,100 | U.S. Dollar | 1,640 | 10–7–19 | JPMorgan Securities LLC | 49 | — |
| Thai Baht | 20,100 | U.S. Dollar | 653 | 10–7–19 | JPMorgan Securities LLC | — | 5 |
| U.S. Dollar | 345 | Hungarian Forint | 99,342 | 10–7–19 | JPMorgan Securities LLC | — | 22 |
| U.S. Dollar | 3,546 | South African Rand | 52,700 | 10–7–19 | JPMorgan Securities LLC | — | 68 |
| Polish Zloty | 1,110 | U.S. Dollar | 278 | 10–8–19 | JPMorgan Securities LLC | 2 | — |

SEPTEMBER 30, 2019

| Currency to be Delivered | | Currency to be Received | | Settlement Date | Counterparty | Unrealized Appreciation | Unrealized Depreciation |
|---|---|---|---|---|---|---|---|
| U.S. Dollar | 718 | Colombian Peso | 2,480,000 | 10–8–19 | JPMorgan Securities LLC | $ — | $ 6 |
| Thai Baht | 13,300 | U.S. Dollar | 432 | 10–9–19 | JPMorgan Securities LLC | — | 3 |
| U.S. Dollar | 396 | Thai Baht | 12,137 | 10–9–19 | JPMorgan Securities LLC | 1 | — |
| U.S. Dollar | 371 | Turkish New Lira | 2,106 | 10–9–19 | JPMorgan Securities LLC | 1 | — |
| U.S. Dollar | 832 | Indian Rupee | 59,900 | 10–11–19 | JPMorgan Securities LLC | 13 | — |
| U.S. Dollar | 1,098 | Turkish New Lira | 6,224 | 10–11–19 | JPMorgan Securities LLC | 1 | — |
| Indonesian Rupiah | 6,409,000 | U.S. Dollar | 455 | 10–15–19 | JPMorgan Securities LLC | 4 | — |
| U.S. Dollar | 404 | Romanian Leu | 1,704 | 10–15–19 | JPMorgan Securities LLC | — | 12 |
| Chilean Peso | 1,177,000 | U.S. Dollar | 1,619 | 10–16–19 | JPMorgan Securities LLC | 4 | — |
| Indonesian Rupiah | 29,767,238 | U.S. Dollar | 2,108 | 10–17–19 | JPMorgan Securities LLC | 14 | — |
| Euro | 760 | U.S. Dollar | 857 | 10–21–19 | JPMorgan Securities LLC | 27 | — |
| Russian Ruble | 50,900 | U.S. Dollar | 760 | 10–21–19 | JPMorgan Securities LLC | — | 23 |
| U.S. Dollar | 1,642 | Euro | 1,470 | 10–21–19 | JPMorgan Securities LLC | — | 38 |
| U.S. Dollar | 837 | Indian Rupee | 59,900 | 10–23–19 | JPMorgan Securities LLC | 8 | — |
| Israeli Shekel | 8,900 | U.S. Dollar | 2,533 | 11–5–19 | JPMorgan Securities LLC | — | 32 |
| U.S. Dollar | 1,056 | Euro | 955 | 11–5–19 | JPMorgan Securities LLC | — | 12 |
| U.S. Dollar | 226 | South African Rand | 3,300 | 11–5–19 | JPMorgan Securities LLC | — | 9 |
| U.S. Dollar | 1,066 | Hungarian Forint | 312,981 | 11–6–19 | JPMorgan Securities LLC | — | 45 |
| U.S. Dollar | 846 | Mexican Peso | 16,800 | 11–6–19 | JPMorgan Securities LLC | —* | — |
| South African Rand | 12,600 | U.S. Dollar | 810 | 11–15–19 | JPMorgan Securities LLC | — | 17 |
| U.S. Dollar | 868 | South African Rand | 13,300 | 11–15–19 | JPMorgan Securities LLC | 5 | — |
| U.S. Dollar | 1,482 | Argentine Peso | 75,010 | 11–21–19 | JPMorgan Securities LLC | — | 390 |
| Japanese Yen | 88,000 | U.S. Dollar | 826 | 11–27–19 | JPMorgan Securities LLC | 10 | — |
| U.S. Dollar | 840 | Japanese Yen | 88,000 | 11–27–19 | JPMorgan Securities LLC | — | 23 |
| Czech Koruna | 15,700 | U.S. Dollar | 664 | 12–2–19 | JPMorgan Securities LLC | 1 | — |
| U.S. Dollar | 2,170 | Colombian Peso | 7,508,625 | 12–5–19 | JPMorgan Securities LLC | — | 19 |
| U.S. Dollar | 1,146 | Romanian Leu | 4,955 | 12–6–19 | JPMorgan Securities LLC | — | 9 |
| Thai Baht | 21,377 | U.S. Dollar | 700 | 12–9–19 | JPMorgan Securities LLC | — | —* |
| U.S. Dollar | 292 | Argentine Peso | 15,200 | 12–9–19 | JPMorgan Securities LLC | — | 82 |
| Turkish New Lira | 30,938 | U.S. Dollar | 4,620 | 12–18–19 | JPMorgan Securities LLC | — | 721 |
| U.S. Dollar | 4,435 | Turkish New Lira | 27,417 | 12–18–19 | JPMorgan Securities LLC | 299 | — |
| U.S. Dollar | 287 | Egyptian Pound | 5,000 | 1–15–20 | JPMorgan Securities LLC | 11 | — |
| U.S. Dollar | 1,318 | Argentine Peso | 67,280 | 1–17–20 | JPMorgan Securities LLC | — | 454 |
| U.S. Dollar | 453 | Argentine Peso | 24,680 | 2–26–20 | JPMorgan Securities LLC | — | 157 |
| Turkish New Lira | 24,378 | U.S. Dollar | 3,762 | 3–18–20 | JPMorgan Securities LLC | — | 340 |
| U.S. Dollar | 140 | Argentine Peso | 8,520 | 3–18–20 | JPMorgan Securities LLC | — | 41 |
| U.S. Dollar | 4,620 | Turkish New Lira | 32,317 | 3–18–20 | JPMorgan Securities LLC | 817 | — |
| Argentine Peso | 21,400 | U.S. Dollar | 361 | 3–20–20 | JPMorgan Securities LLC | 114 | — |
| Argentine Peso | 13,200 | U.S. Dollar | 218 | 4–6–20 | JPMorgan Securities LLC | 70 | — |
| U.S. Dollar | 1,109 | Argentine Peso | 71,340 | 4–6–20 | JPMorgan Securities LLC | — | 308 |
| U.S. Dollar | 115 | Euro | 103 | 10–7–19 | Morgan Stanley International | — | 3 |
| Polish Zloty | 10,691 | U.S. Dollar | 2,780 | 10–8–19 | Morgan Stanley International | 114 | — |
| U.S. Dollar | 1,941 | Polish Zloty | 7,385 | 10–8–19 | Morgan Stanley International | — | 99 |
| Malaysian Ringgit | 252 | U.S. Dollar | 60 | 10–11–19 | Morgan Stanley International | —* | — |
| Turkish New Lira | 2,850 | U.S. Dollar | 496 | 11–1–19 | Morgan Stanley International | — | 3 |
| U.S. Dollar | 206 | Hungarian Forint | 61,018 | 11–5–19 | Morgan Stanley International | — | 7 |
| Euro | 745 | Mexican Peso | 16,500 | 11–6–19 | Morgan Stanley International | 17 | — |
| Polish Zloty | 4,363 | U.S. Dollar | 1,127 | 11–6–19 | Morgan Stanley International | 39 | — |
| South African Rand | 12,618 | U.S. Dollar | 854 | 11–8–19 | Morgan Stanley International | 25 | — |
| U.S. Dollar | 791 | Turkish New Lira | 4,750 | 11–15–19 | Morgan Stanley International | 37 | — |
| South African Rand | 19,151 | U.S. Dollar | 1,232 | 12–2–19 | Morgan Stanley International | — | 22 |
| U.S. Dollar | 1,375 | Czech Koruna | 32,086 | 12–2–19 | Morgan Stanley International | — | 19 |
| South African Rand | 7,732 | U.S. Dollar | 505 | 12–5–19 | Morgan Stanley International | — | 2 |
| Romanian Leu | 3,820 | Euro | 772 | 3–16–20 | Morgan Stanley International | — | 22 |
| | | | | | | $6,080 | $6,701 |

SEPTEMBER 30, 2019

The following futures contracts were outstanding at September 30, 2019 (contracts unrounded):

| Description | Type | Number of Contracts | Expiration Date | Notional Amount | Value | Unrealized Appreciation |
|---|---|---|---|---|---|---|
| U.S. 10-Year Treasury Note | Short | 9 | 12–31–19 | 900 | $ (1,173) | $ 13 |
| U.S. 30-Year Treasury Bond | Short | 5 | 12–31–19 | 500 | (811) | 19 |
| | | | | | $(1,984) | $32 |

The following centrally cleared interest rate swap agreements were outstanding at September 30, 2019:

| Counterparty | Pay/Receive Floating Rate | Floating Rate Index | Fixed Rate | Maturity Date | Notional Amount (C) | Value | Upfront Payments/ (Receipts) | Unrealized Appreciation (Depreciation) |
|---|---|---|---|---|---|---|---|---|
| JPMorgan Chase Bank N.A. | Receive | 1-Year Camara vs. Interest Rate Swap Peso | 1.680% | 12/18/2021 | CLP 8,688 | $ (4) | $ — | $ (4) |
| JPMorgan Chase Bank N.A. | Pay | 1-Year Camara vs. Interest Rate Swap Peso | 2.480% | 12/18/2029 | 2,267 | (8) | — | (8) |
| JPMorgan Chase Bank N.A. | Pay | 28-Day Mexico Equilibrium Interbank Interest Rate | 6.470% | 12/15/2021 | MXN 3,116 | —* | — | —* |
| JPMorgan Chase Bank N.A. | Pay | 28-Day Mexico Equilibrium Interbank Interest Rate | 6.600% | 12/14/2022 | 1,779 | 8 | — | 8 |
| JPMorgan Chase Bank N.A. | Pay | 28-Day Mexico Equilibrium Interbank Interest Rate | 6.245% | 12/13/2023 | 5,272 | (12) | — | (12) |
| JPMorgan Chase Bank N.A. | Pay | 28-Day Mexico Equilibrium Interbank Interest Rate | 6.340% | 12/13/2023 | 5,279 | (5) | — | (5) |
| JPMorgan Chase Bank N.A. | Pay | 28-Day Mexico Equilibrium Interbank Interest Rate | 6.410% | 12/11/2024 | 3,871 | (7) | — | (7) |
| JPMorgan Chase Bank N.A. | Pay | 28-Day Mexico Equilibrium Interbank Interest Rate | 6.585% | 12/11/2024 | 2,442 | 10 | — | 10 |
| JPMorgan Chase Bank N.A. | Pay | 28-Day Mexico Equilibrium Interbank Interest Rate | 6.620% | 12/11/2024 | 3,717 | 19 | — | 19 |
| JPMorgan Chase Bank N.A. | Pay | 28-Day Mexico Equilibrium Interbank Interest Rate | 6.615% | 12/18/2024 | 2,464 | 12 | — | 12 |
| JPMorgan Chase Bank N.A. | Pay | 28-Day Mexico Equilibrium Interbank Interest Rate | 6.520% | 12/9/2026 | 3,156 | (9) | — | (9) |
| JPMorgan Chase Bank N.A. | Pay | 28-Day Mexico Equilibrium Interbank Interest Rate | 6.705% | 12/5/2029 | 2,115 | (7) | — | (7) |
| JPMorgan Chase Bank N.A. | Receive | 28-Day Mexico Equilibrium Interbank Interest Rate | 7.180% | 12/12/2029 | 3,175 | 2 | — | 2 |
| JPMorgan Chase Bank N.A. | Receive | 28-Day Mexico Equilibrium Interbank Interest Rate | 7.060% | 12/12/2029 | 3,175 | 12 | — | 12 |
| JPMorgan Chase Bank N.A. | Pay | 6-Month Warsaw Interbank Offered Rate | 1.698% | 12/18/2021 | PLN 4,302 | (3) | — | (3) |
| JPMorgan Chase Bank N.A. | Pay | 6-Month Warsaw Interbank Offered Rate | 1.728% | 12/18/2021 | 4,279 | —* | — | —* |
| JPMorgan Chase Bank N.A. | Pay | 6-Month Warsaw Interbank Offered Rate | 1.677% | 12/18/2022 | 1,883 | —* | — | —* |
| JPMorgan Chase Bank N.A. | Pay | 6-Month Warsaw Interbank Offered Rate | 1.770% | 12/18/2022 | 2,910 | 7 | — | 7 |
| JPMorgan Chase Bank N.A. | Receive | 6-Month Warsaw Interbank Offered Rate | 1.688% | 12/18/2024 | 1,829 | (2) | — | (2) |
| JPMorgan Chase Bank N.A. | Pay | 6-Month Warsaw Interbank Offered Rate | 1.670% | 12/18/2024 | 1,184 | 1 | — | 1 |
| JPMorgan Chase Bank N.A. | Receive | 6-Month Warsaw Interbank Offered Rate | 1.793% | 12/18/2029 | 1,034 | (10) | — | (10) |
| JPMorgan Chase Bank N.A. | Pay | 6-Month Warsaw Interbank Offered Rate | 1.680% | 12/18/2029 | 661 | 1 | — | 1 |
| | | | | | | $ 5 | $ — | $ 5 |

The following over the counter interest rate swap agreements were outstanding at September 30, 2019:

| Counterparty | Pay/Receive Floating Rate | Floating Rate Index | Fixed Rate | Maturity Date | Notional Amount (C) | Value | Upfront Payments/ (Receipts) | Unrealized Appreciation (Depreciation) |
|---|---|---|---|---|---|---|---|---|
| Barclays Bank plc | Pay | 1-Day Mumbai Interbank Outright Rate | 7.125% | 10/22/2019 | INR 2,113 | $ 22 | $ — | $ 22 |
| Barclays Bank plc | Receive | 1-Day Mumbai Interbank Outright Rate | 6.685% | 3/13/2023 | 2,178 | (106) | — | (106) |
| Barclays Bank plc | Pay | 6-Month LIBOR | 7.650% | 3/9/2024 | IDR 1,155 | 59 | — | 59 |
| Citibank N.A. | Pay | 7-Day China Fixing Repo Rates | 2.645% | 7/3/2022 | CNY 3,148 | (7) | — | (7) |
| Citibank N.A. | Pay | 7-Day China Fixing Repo Rates | 2.600% | 7/5/2022 | 1,572 | (6) | — | (6) |
| Citibank N.A. | Pay | 7-Day China Fixing Repo Rates | 2.915% | 6/11/2024 | 858 | (1) | — | (1) |
| Credit Suisse International | Receive | 1-Day Mumbai Interbank Outright Rate | 6.615% | 3/20/2023 | INR 2,158 | (100) | — | (100) |
| Goldman Sachs International | Receive | 1-Day Brazil Interbank Deposit Rate | 5.590% | 1/4/2021 | BRL 9,368 | 5 | — | 5 |
| Goldman Sachs International | Pay | 1-Day Brazil Interbank Deposit Rate | 5.985% | 1/3/2023 | 217 | —* | — | —* |
| Goldman Sachs International | Pay | 1-Day Brazil Interbank Deposit Rate | 6.020% | 1/3/2023 | 4,122 | 1 | — | 1 |
| Goldman Sachs International | Pay | 1-Day Brazil Interbank Deposit Rate | 6.480% | 1/2/2024 | 3,113 | 4 | — | 4 |
| Goldman Sachs International | Receive | 1-Day Brazil Interbank Deposit Rate | 6.805% | 1/4/2027 | 1,838 | (1) | — | (1) |
| Goldman Sachs International | Pay | 1-Day Mumbai Interbank Outright Rate | 6.319% | 12/20/2020 | INR 901 | (4) | — | (4) |
| Goldman Sachs International | Pay | 3-Month Colombia Overnight Interbank Reference Rate | 4.560% | 12/18/2024 | COP 2,115 | (43) | — | (43) |
| Goldman Sachs International | Pay | 6-Month Budapest Interbank Offered Rate | 0.280% | 12/18/2020 | HUF 12,961 | (18) | — | (18) |
| Goldman Sachs International | Receive | 6-Month Budapest Interbank Offered Rate | 0.400% | 12/18/2021 | 6,524 | —* | — | —* |
| Goldman Sachs International | Receive | 6-Month Thai Baht Interest Rate Fixing Rate | 2.585% | 7/23/2028 | THB 422 | (39) | — | (39) |
| Goldman Sachs International | Pay | 7-Day China Fixing Repo Rates | 2.629% | 7/5/2022 | CNY 1,574 | (5) | — | (5) |
| JPMorgan Chase Bank N.A. | Pay | 1-Day Mumbai Interbank Outright Rate | 7.060% | 10/25/2019 | INR 2,096 | 19 | — | 19 |
| JPMorgan Chase Bank N.A. | Pay | 1-Day Mumbai Interbank Outright Rate | 6.915% | 11/15/2019 | 5,125 | 37 | — | 37 |
| JPMorgan Chase Bank N.A. | Pay | 1-Day Mumbai Interbank Outright Rate | 6.450% | 12/13/2020 | 1,707 | (1) | — | (1) |
| JPMorgan Chase Bank N.A. | Pay | 1-Day Mumbai Interbank Outright Rate | 6.385% | 12/19/2020 | 1,694 | (2) | — | (2) |
| JPMorgan Chase Bank N.A. | Pay | 1-Day Mumbai Interbank Outright Rate | 6.320% | 12/20/2020 | 767 | (3) | — | (3) |
| JPMorgan Chase Bank N.A. | Pay | 1-Day Mumbai Interbank Outright Rate | 4.965% | 8/8/2022 | 788 | (5) | — | (5) |
| JPMorgan Chase Bank N.A. | Pay | 3-Month Johannesburg Interbank Agreed Rate | 6.455% | 12/17/2021 | ZAR 6,073 | 33 | — | 33 |
| JPMorgan Chase Bank N.A. | Pay | 3-Month Johannesburg Interbank Agreed Rate | 6.430% | 12/18/2021 | 4,967 | (15) | — | (15) |
| JPMorgan Chase Bank N.A. | Receive | 3-Month Johannesburg Interbank Agreed Rate | 6.843% | 12/18/2024 | 2,532 | 16 | — | 16 |
| JPMorgan Chase Bank N.A. | Pay | 3-Month Johannesburg Interbank Agreed Rate | 8.540% | 12/18/2029 | 3,495 | (11) | — | (11) |

SEPTEMBER 30, 2019

| Counterparty | Pay/Receive Floating Rate | Floating Rate Index | Fixed Rate | Maturity Date | Notional Amount (C) | Value | Upfront Payments/ (Receipts) | Unrealized Appreciation (Depreciation) |
|---|---|---|---|---|---|---|---|---|
| JPMorgan Chase Bank N.A. | Pay | 3-Month RUB NFEA MosPrime Rate | 7.115% | 12/18/2021 | RUB 2,538 | $ —* | $ — | $ —* |
| JPMorgan Chase Bank N.A. | Pay | 3-Month RUB NFEA MosPrime Rate | 7.170% | 12/18/2021 | 10,557 | 11 | — | 11 |
| JPMorgan Chase Bank N.A. | Pay | 6-Month LIBOR | 9.800% | 10/9/2022 | IDR 201 | 14 | — | 14 |
| Morgan Stanley & Co. International plc | Pay | 6-Month LIBOR | S 7.4% | 4/24/2024 | 900 | 38 | — | 38 |
| | | | | | | $(108) | $ — | $(108) |

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Other Government Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ — | $104,934 | $ — |
| Short-Term Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 89 | 20,789 | — |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $89 | $125,723 | $ — |
| Over the Counter Credit Default Swaps . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $95 | $ 31 | $ — |
| Forward Foreign Currency Contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ — | $ 6,080 | $ — |
| Futures Contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $32 | $ — | $ — |
| Centrally Cleared Interest Rate Swaps . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ — | $ 72 | $ — |
| Over the Counter Interest Rate Swaps . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ — | $ 259 | $ — |
| **Liabilities** | | | |
| Over the Counter Credit Default Swaps . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $29 | $ 31 | $ — |
| Forward Foreign Currency Contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ — | $ 6,701 | $ — |
| Centrally Cleared Interest Rate Swaps . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ — | $ 67 | $ — |
| Over the Counter Interest Rate Swaps . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ — | $ 367 | $ — |

The following acronyms are used throughout this schedule:

GTD = Guaranteed
LIBOR = London Interbank Offered Rate
OTC = Over the Counter

## Market Sector Diversification

(as a % of net assets)

| | |
|---|---|
| Other Government Securities | 81.1% |
| Other+ | 18.9% |

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

(UNAUDITED)

*Ivy Pictet Targeted Return Bond Fund is managed by Ivy Investment Management Company (IICO) and sub-advised by Pictet Asset Management (Pictet).*

*Below, Portfolio Managers Andres Sanchez Balcazar, CFA, David Bopp, CFA, Thomas Hansen, CFA and Ella Hoxha of Pictet discuss positioning, performance and results for the fiscal year ended September 30, 2019. Ella Hoxha was added as a co-portfolio manager in March 2019 and has 16 years of industry experience. The remaining co-portfolio managers have managed the Fund since its inception in January 2016, and have an average of 15 years experience.*

## Fiscal Year Performance

For the 12 months ended September 30, 2019

| | |
|---|---|
| Ivy Pictet Targeted Return Bond Fund<br>(Class A shares at net asset value) | 7.23% |
| Ivy Pictet Targeted Return Bond Fund<br>(Class A shares including sales charges) | 1.08% |

Benchmark(s) and Morningstar Category

| | |
|---|---|
| Bloomberg Barclays U.S. Treasury Bills: 1-3 Month Index<br>(generally reflects the performance of U.S. Treasury Bills with a remaining maturity between 1-3 months) | 2.33% |
| Morningstar Nontraditional Bond Category Average<br>(generally reflects the performance of the universe of funds with similar investment objectives) | 3.17% |

*Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).*

## Market update — rates

The fiscal year opened with expectations of continued rate hikes by the U.S. Federal Reserve (Fed), as U.S. growth outpaced other developed countries. Market tone shifted to a dovish stance in the first quarter of 2019 when Fed Chair Jerome Powell cited concerns over persistent inflation undershoots and the potential negative impact from global trade tensions. The escalation of U.S. and China trade tensions contributed to a decline in business sentiment during the year, as employment growth slowed, U.S. consumers became more uncertain and any signs of a growth recovery disappeared. Deteriorating economic data and growing fears of a recession, reflected in the U.S. yield curve flattening, justified the Fed in cutting interest rates for the first time in more than a decade in July, followed by a second cut in September. U.S. Treasuries rallied throughout the Fund's fiscal year, despite occasional pull-backs, as markets expected the Fed to remain accommodative.

Other central banks joined the U.S. in turning more dovish, in particular the European Central Bank (ECB). Outgoing ECB President Mario Draghi launched a new stimulus program in September 2019 amid continued slowing growth and sluggish inflation in the Eurozone. While keeping policy rates steady during the year, the Bank of England indicated it may need to cut rates regardless of the outcome of Brexit given further weakness in the U.K. economy.

The Norges Bank was the exception to dovish policy, as the bank hiked policy rates four times in 2019 and kept a hawkish tone in an effort to cool an economy bolstered by oil strength.

## Spreads

Spread products generally performed well during the fiscal year, although pockets of weakness emerged. Simultaneous dovish shifts from global central banks, subdued volatility and robust investor "yield-chasing" demand contributed to strong performance. In peripheral Europe, spreads tightened in Greece after the country's sovereign credit rating was increased. European spreads further benefitted from the restart of ECB quantitative easing. Credit in Europe, such as subordinated financials and high yield ex. financials, performed well, while U.S. credit underperformed its European peers.

Emerging markets showed overall solid returns in the first half of the fiscal year in both hard currency sovereigns and corporate bonds, despite some widening on renewed trade tensions. Emerging markets were also supported by fiscal measures, such as tax cuts, increased infrastructure spending, and monetary easing from China, which led to signs of improvement in domestic demand. Fiscal expansion was also delivered in a few Asian economies, such as South Korea, India, Indonesia and Thailand. However, despite these measures, emerging markets weakened towards the end of the fiscal period.

## Foreign exchange

Foreign exchange markets reflected the gyrations in the rates markets throughout the fiscal year. The generally risk-friendly start to 2019 sent the traditional commodity currencies, such as the Canadian dollar, New Zealand dollar and Australian

dollar, higher relative to the U.S. dollar. The traditional safe-haven currencies such as the Japanese yen and Swiss franc underperformed early in the fiscal period but rebounded in the risk-off month of May 2019. In the end, the U.S. dollar outperformed the majority of developed market and emerging market currencies over the period despite Fed rate cuts.

In emerging currencies, the crisis in Argentina, with its higher-than-expected inflation and worsening balance of payments, sent the peso lower. The Thai baht and the Turkish lira performed well against the U.S. dollar.

## Fund performance

The Fund outperformed its benchmark and Morningstar peer group for the fiscal year ended September 30, 2019. Overall, the use of derivatives was a modest detractor to Fund performance for the fiscal period.

## 4Q18 performance analysis

The Fund posted a positive return and outperformed its benchmark in the quarter. Our rates positions strongly contributed to performance, due to our long duration positions in both the U.S. Treasury and German Bunds. Our spreads positions detracted from performance, as our financial and insurance positions in Europe underperformed, as well as some of our emerging-market hard currency positions in Latin America, the Middle East and China. The contribution from our currency positions was positive, due mainly to our long positions in Japanese yen.

## 1Q19 performance analysis

The Fund posted a positive return and outperformed its benchmark in the quarter. Our rates positions had a strong positive contribution, reflecting our long duration positions in the U.S. and Europe, as well as our flatter curve position in German Bunds. Our spread positions in both developed and emerging markets also contributed positively to performance over the quarter. More specifically, in developed markets, our holdings in financials contributed the most, while in emerging markets, our holdings in Asia (Chinese corporates, India and Indonesia government and quasi-sovereigns) outperformed. Overall, our currency positions were a small detractor to performance for the period.

## 2Q19 performance analysis

The Fund posted a positive return and outperformed its benchmark in the quarter. Our rates positions, specifically our long duration positions in the U.S. and Germany, were the primary positive contributors to performance. Our spread positions, in both developed and emerging markets, also contributed positively to performance. In developed markets, our holdings in European banks, insurance and properties contributed the most, while in emerging markets, our hard currency sovereign holdings in the Middle East, North Africa and Europe performed the best. Overall, our currency positions had a broadly neutral contribution to performance for the period.

## 3Q19 performance analysis

The Fund posted a positive return and outperformed its benchmark for the quarter. Our rates positions, specifically our long duration positions in the U.S. and Germany, were the primary positive contributors to performance. Our spread positions had a broadly neutral contribution to performance this quarter, as the positive performance in July and September was offset by the negative performance in August. Our developed market sovereign positions contributed, reflecting our 30-year Italian versus Germany bond spread tightening position. Our developed market credit positions had a small contribution, coming mainly from our European subordinated financials and insurance positions. Our emerging market positions detracted from performance, coming mainly from emerging market local rates. Emerging market hard currency positions had broadly neutral performance this quarter.

## Outlook

The global economy has been dragged down over the last year by the manufacturing sector. So far the drag has not translated into weakness in the services and retail sector, which continue to support the U.S. economy. We continue to believe the bigger risk for our portfolio is the possibility of the U.S. decelerating and moving closer to recession.

The trade war and the continuous deceleration of the Chinese economy leave Europe and most emerging markets in a fairly vulnerable position. We think fiscal policy may come to the rescue, but only in countries that have room and are credible to increase spending without exerting too much pressure on the rates or the currency.

**Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment.**

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. Investing in below investment grade securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.

Sovereign debt instruments are also subject to the risk that a government or agency issuing the debt may be unable to pay interest and/or principal due to cash flow problems, insufficient foreign currency reserves or political concerns.

The use of derivatives presents several risks including the risk that fluctuation in the values of the derivatives may not correlate perfectly with the overall securities markets or with the underlying asset from which the derivative's value is derived. Moreover, some derivatives are more sensitive to interest rate changes and market fluctuations than others, and the risk of loss may be greater than if the derivative technique(s) had not been used. Derivatives also may be subject to counterparty risk, which includes the risk that a loss may be sustained by the Fund as a result of the insolvency or bankruptcy of, or other non-compliance by, another party to the transaction.

These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The portfolio managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Pictet Targeted Return Bond Fund.

# PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2019 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Purchased Options | 0.3% |
| Bonds | 85.8% |
|    Other Government Securities | 39.0% |
|    Corporate Debt Securities | 27.6% |
|    United States Government | 19.2% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 13.9% |

## Quality Weightings

| | |
|---|---|
| Investment Grade | 73.0% |
|    AAA | 41.0% |
|    AA | 8.1% |
|    A | 3.5% |
|    BBB | 20.4% |
| Non-Investment Grade | 12.8% |
|    BB | 8.1% |
|    B | 4.3% |
|    Below CCC | 0.1% |
|    Non-rated | 0.3% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ and Purchased Options | 14.2% |

## Country Weightings

| | |
|---|---|
| Europe | 43.9% |
|    Germany | 19.7% |
|    Norway | 6.4% |
|    France | 4.8% |
|    Other Europe | 13.0% |
| North America | 26.5% |
|    United States | 25.8% |
|    Other North America | 0.7% |
| Pacific Basin | 7.2% |
| Other | 2.9% |
| South America | 2.7% |
| Bahamas/Caribbean | 1.9% |
| Africa | 0.5% |
| Asia | 0.2% |
| Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Purchased Options | 14.2% |

*Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

# COMPARISON OF CHANGE IN VALUE OF IVY PICTET TARGETED RETURN BOND FUND $10,000 INVESTMENT



| | |
|---|---|
| Ivy Pictet Targeted Return Bond Fund, Class A Shares[1] . . . . . . . . . . . . . . . . . . . . . . . . | $10,420 |
| Bloomberg Barclays U.S. Treasury Bills: 1-3 Month Index . . . . . . . . . . . . . . . . . . . . . . . . | $10,473 |

*Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.*

*(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

| Average Annual Total Return[2] | Class A[3] | Class C | Class I | Class N | Class Y |
|---|---|---|---|---|---|
| 1-year period ended 9-30-19 | 1.08% | 6.45% | 7.45% | 7.57% | 7.23% |
| 5-year period ended 9-30-19 | — | — | — | — | — |
| 10-year period ended 9-30-19 | — | — | — | — | — |
| Since Inception of Class through 9-30-19[4] | 1.11% | 2.01% | 2.96% | 3.08% | 2.74% |

*(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A Shares carry a maximum front-end sales load of 5.75%. Class C shares carry a maximum contingent deferred sales charge (CDSC) of 1% (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N and Class Y shares are not subject to sales charges.*

*(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

*(4)1-4-16 for Class A shares, 1-4-16 for Class C shares, 1-4-16 for Class I shares, 1-4-16 for Class N shares and 1-4-16 for Class Y shares (the date on which shares were first acquired by shareholders).*

*Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.*

| PURCHASED OPTIONS | Number of Contracts (Unrounded) | Notional Amount | Value |
|---|---|---|---|
| AUD versus USD: | | | |
| Call $0.71, Expires 10–29–19, OTC (Ctrpty: Goldman Sachs International) | 2,285,000 | 2,285 | $ —* |
| Call $0.71, Expires 10–29–19, OTC (Ctrpty: Barclays Capital, Inc.) | 2,285,000 | 2,285 | —* |
| EUR versus GBP, Put $0.86, Expires 2–17–20, OTC (Ctrpty: Goldman Sachs International) | 3,020,000 | 3,020 | 35 |
| EUR versus HUF: | | | |
| Call $324.68, Expires 10–30–19, OTC (Ctrpty: Barclays Capital, Inc.) | 8,185,000 | 8,185 | 287 |
| Put $319.68, Expires 1–22–20, OTC (Ctrpty: Citibank N.A.) | 4,040,000 | 4,040 | 3 |
| Call $334.02, Expires 1–22–20, OTC (Ctrpty: Citibank N.A.) | 4,040,000 | 4,040 | 48 |
| Call $331.19, Expires 2–26–20, OTC (Ctrpty: Barclays Capital, Inc.) | 8,070,000 | 8,070 | 150 |
| EUR versus NOK, Put $9.76, Expires 10–29–19, OTC (Ctrpty: Morgan Stanley & Co., Inc.) | 4,101,000 | 4,101 | 6 |
| EUR versus SEK, Put $10.60, Expires 10–29–19, OTC (Ctrpty: Morgan Stanley & Co., Inc.) | 8,201,000 | 8,201 | 14 |
| Euro-Bobl 5-Year Bond December Futures, Call EUR143.00, Expires 11–22–19 (A) | 350 | 35,000 | 2 |
| GBP versus USD: | | | |
| Call $1.30, Expires 12–16–19, OTC (Ctrpty: Morgan Stanley & Co., Inc.) | 3,550,000 | 3,550 | 17 |
| Put $1.05, Expires 1–9–20, OTC (Ctrpty: Goldman Sachs International) | 11,662,000 | 11,662 | 18 |
| Call $1.44, Expires 2–27–20, OTC (Ctrpty: Goldman Sachs International) | 11,564,000 | 11,564 | 5 |

| PURCHASED OPTIONS (Continued) | Number of Contracts (Unrounded) | Notional Amount | Value |
|---|---|---|---|
| U.S. 2-Year Treasury Note December Futures, Put $104.25, Expires 11–22–19 | 76 | 15,200 | $ 1 |
| U.S. 5-Year Treasury Note December Futures: | | | |
| Call $119.50, Expires 11–22–19 | 443 | 44,300 | 197 |
| Call $130.75, Expires 11–22–19 | 55 | 5,500 | —* |
| USD versus BRL, Call $4.36, Expires 12–4–19, OTC (Ctrpty: Morgan Stanley & Co., Inc.) | 8,920,000 | 8,920 | 79 |
| USD versus CHF, Call $0.99, Expires 1–22–20, OTC (Ctrpty: Citibank N.A.) | 6,030,000 | 6,030 | 54 |
| USD versus IDR, Call $14,870.00, Expires 11–4–19, OTC (Ctrpty: Goldman Sachs International) | 4,552,000 | 4,552 | 3 |
| USD versus JPY, Call $111.31, Expires 11–27–19, OTC (Ctrpty: Goldman Sachs International) | 4,536,000 | 4,536 | 3 |
| USD versus KRW, Put $1,141.00, Expires 11–27–19, OTC (Ctrpty: Morgan Stanley & Co., Inc.) | 4,536,000 | 4,536 | 3 |
| USD versus TRY, Call $6.21, Expires 11–15–19, OTC (Ctrpty: Goldman Sachs International) | 3,370,000 | 3,370 | 13 |
| **TOTAL PURCHASED OPTIONS – 0.3%** | | | **$938** |
| (Cost: $1,225) | | | |

| CORPORATE DEBT SECURITIES | Principal | Value |
|---|---|---|
| Communication Services | | |
| Broadcasting – 0.4% | | |
| Discovery Communications LLC (GTD by Discovery, Inc.), 5.300%, 5–15–49 | $ 369 | 409 |
| Fox Corp., 5.576%, 1–25–49 | 372 | 472 |
| | | 881 |

| CORPORATE DEBT SECURITIES (Continued) | | Principal | Value |
|---|---|---|---|
| Cable & Satellite – 0.5% | | | |
| Altice France S.A., 5.875%, 2–1–27 (A) | EUR | 263 | $ 317 |
| Charter Communications Operating LLC and Charter Communications Operating Capital Corp., 5.750%, 4–1–48 | $ | 450 | 513 |
| Summer BidCo B.V. (9.000% Cash or 9.750% PIK), 9.000%, 11–15–25 (A)(B) | EUR | 200 | 229 |
| | | | 1,059 |
| Integrated Telecommunication Services – 1.0% | | | |
| AT&T, Inc.: | | | |
| 4.250%, 6–1–43 (A) | GBP | 176 | 254 |
| 5.150%, 2–15–50 | $ | 558 | 653 |
| Telefonica Emisiones S.A.U., 4.693%, 11–11–19 (A) | EUR | 1,200 | 1,315 |
| | | | 2,222 |
| Total Communication Services – 1.9% | | | 4,162 |
| Consumer Discretionary | | | |
| Apparel, Accessories & Luxury Goods – 0.2% | | | |
| PVH Corp., 3.125%, 12–15–27 (A) | | 340 | 415 |
| Home Improvement Retail – 0.3% | | | |
| Lowe's Co., Inc., 4.550%, 4–5–49 | $ | 619 | 715 |
| Restaurants – 0.1% | | | |
| Starbucks Corp., 4.450%, 8–15–49 | | 246 | 286 |
| Total Consumer Discretionary – 0.6% | | | 1,416 |
| Consumer Staples | | | |
| Brewers – 0.2% | | | |
| Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB), 5.800%, 1–23–59 | | 365 | 497 |
| Drug Retail – 0.3% | | | |
| CVS Health Corp., 5.050%, 3–25–48 | | 489 | 556 |
| Packaged Foods & Meats – 0.2% | | | |
| Mars, Inc., 4.200%, 4–1–59 (C) | | 395 | 456 |
| Total Consumer Staples – 0.7% | | | 1,509 |
| Energy | | | |
| Integrated Oil & Gas – 1.7% | | | |
| Korea National Oil Corp., 2.875%, 3–27–22 (C) | | 731 | 741 |
| Nexen Energy ULC, 6.400%, 5–15–37 | | 229 | 321 |
| Pemex Project Funding Master Trust (GTD by Petroleos Mexicanos), 6.625%, 6–15–35 | | 352 | 344 |

## Column 1

**CORPORATE DEBT SECURITIES** (Continued)

| | | Principal | Value |
|---|---|---|---|
| **Integrated Oil & Gas** (Continued) | | | |
| Petrobras Global Finance B.V. (GTD by Petroleo Brasileiro S.A.): | | | |
| 4.750%, 1–14–25 (A) | EUR | 200 | $ 255 |
| 6.625%, 1–16–34 (A) | GBP | 400 | 583 |
| Petroleos Mexicanos, | | | |
| 4.875%, 2–21–28 (A) | EUR | 281 | 319 |
| PT Perusahaan Gas Negara Tbk, | | | |
| 5.125%, 5–16–24 | $ | 600 | 654 |
| Raizen Fuels Finance Ltd., | | | |
| 5.300%, 1–20–27 (C) | | 589 | 638 |
| | | | 3,855 |
| **Oil & Gas Exploration & Production – 0.3%** | | | |
| Oil and Gas Holding Co., | | | |
| 7.500%, 10–25–27 | | 600 | 664 |
| **Oil & Gas Storage & Transportation – 1.0%** | | | |
| Energy Transfer Partners L.P., | | | |
| 6.000%, 6–15–48 | | 730 | 863 |
| Kunlun Energy Co. Ltd., | | | |
| 3.750%, 5–13–25 | | 464 | 488 |
| TransCanada PipeLines Ltd., | | | |
| 5.300%, 3–15–77 | | 743 | 739 |
| | | | 2,090 |
| **Total Energy – 3.0%** | | | 6,609 |
| **Financials** | | | |
| **Asset Management & Custody Banks – 0.7%** | | | |
| Charming Light Investments Ltd.: | | | |
| 4.375%, 12–21–27 | | 458 | 493 |
| 4.250%, 6–21–67 | | 233 | 236 |
| China Cinda Finance (2017) I Ltd., | | | |
| 4.400%, 3–9–27 | | 808 | 874 |
| | | | 1,603 |
| **Consumer Finance – 0.3%** | | | |
| Intrum AB, | | | |
| 3.000%, 9–15–27 (A)(C) | EUR | 669 | 710 |
| **Diversified Banks – 4.0%** | | | |
| ABANCA Corp. Bancaria S.A., | | | |
| 6.125%, 1–18–29 (A) | | 500 | 586 |
| ABN AMRO Bank N.V., | | | |
| 2.875%, 1–18–28 (A) | | 300 | 352 |
| Banco Santander S.A., | | | |
| 6.750%, 7–25–66 (A) | | 500 | 592 |
| Bankia S.A., | | | |
| 6.000%, 10–18–66 (A) | | 1,000 | 1,125 |
| Banque Centrale de Tunisia, | | | |
| 6.375%, 7–15–26 (A) | | 166 | 175 |
| Barclays plc: | | | |
| 2.000%, 2–7–28 (A) | | 400 | 432 |
| 5.875%, 12–15–65 (A) | GBP | 400 | 478 |
| BNP Paribas S.A., | | | |
| 3.375%, 1–9–25 (C) | $ | 850 | 879 |
| CaixaBank S.A.: | | | |
| 5.250%, 6–23–66 (A) | EUR | 200 | 212 |
| 6.750%, 9–13–66 (A) | | 400 | 478 |

## Column 2

**CORPORATE DEBT SECURITIES** (Continued)

| | | Principal | Value |
|---|---|---|---|
| **Diversified Banks** (Continued) | | | |
| CYBG plc: | | | |
| 4.000%, 9–25–26 (A) | GBP | 300 | $ 373 |
| 8.000%, 6–8–66 (A) | | 200 | 234 |
| Erste Group Bank AG, | | | |
| 6.500%, 10–15–66 (A) | EUR | 600 | 754 |
| Intesa Sanpaolo S.p.A., | | | |
| 6.625%, 9–13–23 (A) | | 613 | 803 |
| UniCredit S.p.A., | | | |
| 5.861%, 6–19–32 | $ | 400 | 411 |
| Unione di Banche Italiane S.p.A., | | | |
| 4.450%, 9–15–27 (A) | EUR | 805 | 934 |
| | | | 8,818 |
| **Diversified Capital Markets – 0.5%** | | | |
| Credit Suisse Group AG, | | | |
| 7.250%, 3–12–67 | $ | 400 | 428 |
| Investec plc, | | | |
| 6.750%, 12–5–66 (A) | GBP | 500 | 606 |
| | | | 1,034 |
| **Life & Health Insurance – 0.7%** | | | |
| Legal & General Group plc, | | | |
| 5.125%, 11–14–48 (A) | | 300 | 409 |
| NN Group N.V.: | | | |
| 4.625%, 4–8–44 (A) | EUR | 245 | 300 |
| 4.625%, 1–13–48 (A) | | 241 | 306 |
| Phoenix Group Holdings, | | | |
| 4.375%, 1–24–29 (A) | | 205 | 235 |
| Rothesay Life plc, | | | |
| 6.875%, 3–12–68 (A) | GBP | 300 | 352 |
| | | | 1,602 |
| **Property & Casualty Insurance – 0.3%** | | | |
| Chubb INA Holdings, Inc. (GTD by Chubb Ltd.), | | | |
| 2.500%, 3–15–38 (A) | EUR | 243 | 324 |
| Direct Line Insurance Group plc, | | | |
| 4.750%, 6–7–66 (A) | GBP | 400 | 407 |
| | | | 731 |
| **Specialized Finance – 0.9%** | | | |
| China Great Wall International Holdings III Ltd., | | | |
| 3.875%, 8–31–27 | $ | 1,358 | 1,417 |
| Huarong Finance 2017 Co. Ltd., | | | |
| 4.250%, 11–7–27 | | 354 | 367 |
| Huarong Finance II Co. Ltd., | | | |
| 2.875%, 3–14–67 | | 231 | 226 |
| | | | 2,010 |
| **Thrifts & Mortgage Finance – 0.6%** | | | |
| Coventry Building Society, | | | |
| 6.875%, 9–18–67 (A) | GBP | 353 | 452 |
| Deutsche Pfandbriefbank AG, | | | |
| 2.875%, 6–28–27 (A) | EUR | 700 | 769 |
| | | | 1,221 |
| **Total Financials – 8.0%** | | | 17,729 |

## Column 3

**CORPORATE DEBT SECURITIES** (Continued)

| | | Principal | Value |
|---|---|---|---|
| **Health Care** | | | |
| **Health Care Facilities – 0.2%** | | | |
| HCA, Inc. (GTD by HCA Holdings, Inc.), | | | |
| 5.250%, 6–15–49 | $ | 391 | $ 429 |
| **Health Care Supplies – 0.2%** | | | |
| Medtronic Global Holdings SCA, | | | |
| 1.750%, 7–2–49 (A) | EUR | 363 | 415 |
| **Life Sciences Tools & Services – 0.2%** | | | |
| Thermo Fisher Scientific, Inc., | | | |
| 2.875%, 7–24–37 (A) | | 350 | 479 |
| **Managed Health Care – 0.2%** | | | |
| UnitedHealth Group, Inc.: | | | |
| 3.700%, 8–15–49 | $ | 238 | 253 |
| 3.875%, 8–15–59 | | 233 | 246 |
| | | | 499 |
| **Total Health Care – 0.8%** | | | 1,822 |
| **Industrials** | | | |
| **Diversified Support Services – 0.8%** | | | |
| Logicor Financing S.a.r.l.: | | | |
| 2.250%, 5–13–25 (A) | EUR | 1,200 | 1,408 |
| 3.250%, 11–13–28 (A) | | 400 | 493 |
| | | | 1,901 |
| **Industrial Conglomerates – 0.2%** | | | |
| General Electric Co., | | | |
| 4.125%, 10–9–42 | $ | 437 | 441 |
| **Marine Ports & Services – 0.4%** | | | |
| CCCI Treasure Ltd. (GTD by China Communications Construction Co. Ltd.), | | | |
| 3.500%, 12–29–49 | | 834 | 833 |
| **Railroads – 0.3%** | | | |
| CSX Corp., | | | |
| 4.750%, 11–15–48 | | 510 | 615 |
| **Total Industrials – 1.7%** | | | 3,790 |
| **Information Technology** | | | |
| **IT Consulting & Other Services – 0.5%** | | | |
| Capgemini SE, | | | |
| 1.750%, 7–1–20 (A) | EUR | 400 | 440 |
| International Business Machines Corp., | | | |
| 4.250%, 5–15–49 | $ | 567 | 655 |
| | | | 1,095 |
| **Technology Hardware, Storage & Peripherals – 0.9%** | | | |
| Hewlett Packard Enterprise Co.: | | | |
| 2.100%, 10–4–19 (C) | | 610 | 610 |
| 4.900%, 10–15–25 (D) | | 563 | 625 |
| 6.350%, 10–15–45 (D) | | 642 | 750 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Technology Hardware, Storage & Peripherals** (Continued) | | |
| Hewlett Packard Enterprise Co. (3-Month U.S. LIBOR plus 72 bps), 3.001%, 10–5–21 (E) | $ 97 | $ 97 |
| | | 2,082 |
| **Total Information Technology – 1.4%** | | 3,177 |
| **Materials** | | |
| Aluminum – 0.3% | | |
| PT Indonesia Asahan Aluminum Persero Tbk: | | |
| 6.757%, 11–15–48 (C) | 200 | 259 |
| 6.757%, 11–15–48 | 315 | 408 |
| | | 667 |
| Copper – 0.1% | | |
| KME AG, 6.750%, 2–1–23 (A) EUR | 300 | 267 |
| Diversified Chemicals – 0.5% | | |
| Chemours Co. (The), 4.000%, 5–15–26 (A) | 200 | 200 |
| CNAK (HK) Finbridge Co. Ltd., 5.125%, 3–14–28 $ | 200 | 224 |
| Dow Chemical Co. (The), 4.375%, 11–15–42 | 603 | 626 |
| | | 1,050 |
| Diversified Metals & Mining – 0.3% | | |
| Glencore Finance (Europe) S.A. (GTD by Glencore Xstrata plc, Glencore International AG and Xstrata (Schweiz) AG), 3.375%, 9–30–20 (A) EUR | 507 | 571 |
| Fertilizers & Agricultural Chemicals – 0.3% | | |
| Israel Chemicals Ltd., 6.375%, 5–31–38 $ | 616 | 755 |
| Metal & Glass Containers – 0.1% | | |
| Trivium Packaging Finance B.V., 3.750%, 8–15–26 (A)(C) EUR | 100 | 115 |
| Specialty Chemicals – 0.3% | | |
| International Flavors & Fragrances, Inc., 5.000%, 9–26–48 $ | 343 | 392 |
| Westlake Chemical Corp., 1.625%, 7–17–29 (A) EUR | 344 | 384 |
| | | 776 |
| **Total Materials – 1.9%** | | 4,201 |
| **Real Estate** | | |
| Diversified Real Estate Activities – 1.8% | | |
| Blackstone Property Partners Europe L.P., 2.200%, 7–24–25 (A) | 800 | 931 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Diversified Real Estate Activities** (Continued) | | |
| CPI Property Group S.A., 2.125%, 10–4–24 (A)(D) EUR | 600 | $ 690 |
| Inmobiliaria Colonial Socimi S.A., 2.500%, 11–28–29 (A) | 200 | 244 |
| Shimao Property Holdings Ltd., 6.125%, 2–21–24 $ | 1,142 | 1,211 |
| Vanke Real Estate (Hong Kong) Co. Ltd., 3.975%, 11–9–27 | 335 | 347 |
| WPC Eurobond B.V., 1.350%, 4–15–28 (A) EUR | 535 | 579 |
| | | 4,002 |
| Diversified REITs – 0.6% | | |
| Aroundtown S.A., 1.625%, 1–31–28 (A) | 800 | 902 |
| Powerlong Real Estate Holdings Ltd., 5.950%, 7–19–20 $ | 441 | 439 |
| | | 1,341 |
| Hotel & Resort REITs – 0.3% | | |
| China Aoyuan Property Group Ltd.: | | |
| 7.500%, 5–10–21 | 234 | 239 |
| 5.375%, 9–13–22 | 400 | 389 |
| | | 628 |
| Industrial REITs – 0.3% | | |
| Prologis Euro Finance LLC (GTD by Prologis L.P.): | | |
| 0.625%, 9–10–31 (A) EUR | 340 | 366 |
| 1.500%, 9–10–49 (A) | 327 | 341 |
| | | 707 |
| Office REITs – 0.5% | | |
| Dream Global Funding I S.a.r.l., 1.375%, 12–21–21 (A) | 600 | 666 |
| TLG Immobilien AG, 1.500%, 5–28–26 (A) | 300 | 338 |
| | | 1,004 |
| Real Estate Development – 2.4% | | |
| China Evergrande Group: | | |
| 8.250%, 3–23–22 $ | 255 | 228 |
| 8.750%, 6–28–25 | 1,063 | 857 |
| CIFI Holdings Group Co. Ltd., 6.550%, 3–28–24 | 600 | 588 |
| Country Garden Holdings Co. Ltd., 8.000%, 1–27–24 | 800 | 869 |
| Longfor Properties Co. Ltd., 4.500%, 1–16–28 | 706 | 728 |
| RKPF Overseas 2019 A Ltd., 7.875%, 2–1–23 (F) | 500 | 527 |
| Sunac China Holdings Ltd., 7.950%, 10–11–23 | 1,000 | 977 |
| Yuzhou Properties Co. Ltd., 8.500%, 2–26–24 | 600 | 588 |
| | | 5,362 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| Real Estate Operating Companies – 0.2% | | |
| Grand City Properties S.A., 1.500%, 2–22–27 (A) EUR | 400 | $ 459 |
| Residential REITs – 0.3% | | |
| Heimstaden Bostad AB, 1.750%, 12–7–21 (A)(D) | 600 | 674 |
| Retail REITs – 0.7% | | |
| MAF Global Securities Ltd., 5.500%, 9–7–67 $ | 400 | 403 |
| Unibail-Rodamco SE, 2.250%, 5–14–38 (A) EUR | 800 | 1,047 |
| | | 1,450 |
| Specialized REITs – 0.2% | | |
| Digital Stout Holding LLC, 3.750%, 10–17–30 (A) GBP | 300 | 414 |
| **Total Real Estate – 7.3%** | | 16,041 |
| **Utilities** | | |
| Electric Utilities – 0.1% | | |
| Energo-Pro A.S., 4.500%, 5–4–24 (A) EUR | 171 | 187 |
| Gas Utilities – 0.2% | | |
| Origin Energy Finance Ltd.: | | |
| 2.875%, 10–11–19 (A) | 200 | 218 |
| 2.500%, 10–23–20 (A) | 300 | 336 |
| | | 554 |
| **Total Utilities – 0.3%** | | 741 |
| **TOTAL CORPORATE DEBT SECURITIES – 27.6%** | | $61,197 |
| (Cost: $59,616) | | |

**OTHER GOVERNMENT SECURITIES (G)**

| | Principal | Value |
|---|---|---|
| Argentina – 0.1% | | |
| Republic of Argentina: | | |
| 35.900%, 6–21–20 (A)(F) ARS | 8,819 | 58 |
| 5.830%, 10–29–20 (A) | 28,487 | 203 |
| | | 261 |
| Brazil – 0.8% | | |
| Federative Republic of Brazil, 4.625%, 1–13–28 $ | 1,571 | 1,669 |
| Columbia – 1.0% | | |
| Republic of Colombia: | | |
| 4.500%, 3–15–29 | 1,186 | 1,318 |
| 6.125%, 1–18–41 | 623 | 812 |
| | | 2,130 |
| Dominican Republic – 0.4% | | |
| Dominican Republic, 6.000%, 7–19–28 | 720 | 786 |

SEPTEMBER 30, 2019

| OTHER GOVERNMENT SECURITIES (G) (Continued) | | Principal | Value |
|---|---|---|---|
| **Egypt – 0.5%** | | | |
| Arab Republic of Egypt: | | | |
| 6.375%, 4–11–31 (A) | EUR | 524 | $ 593 |
| 8.500%, 1–31–47 (C) | $ | 277 | 293 |
| 8.700%, 3–1–49 | | 222 | 239 |
| | | | 1,125 |
| **France – 3.6%** | | | |
| France Government Bond, | | | |
| 2.000%, 5–25–48 (A) | EUR | 5,137 | 7,867 |
| **Germany – 19.1%** | | | |
| Bundesrepublik Deutschland: | | | |
| 0.500%, 2–15–25 (A) | | 2,576 | 3,006 |
| 0.250%, 8–15–28 (A) | | 7,370 | 8,683 |
| 0.250%, 2–15–29 (A) | | 25,730 | 30,360 |
| | | | 42,049 |
| **Ghana – 0.2%** | | | |
| Republic of Ghana, | | | |
| 7.875%, 8–7–23 | $ | 310 | 339 |
| **Indonesia – 0.8%** | | | |
| Indonesia Government Bond: | | | |
| 3.700%, 1–8–22 (C) | | 310 | 319 |
| 8.500%, 10–12–35 | | 200 | 314 |
| 8.375%, 4–15–39 (A) | IDR | 7,041,000 | 522 |
| Republic of Indonesia: | | | |
| 1.450%, 9–18–26 (A) | EUR | 187 | 214 |
| 6.625%, 2–17–37 | $ | 300 | 406 |
| | | | 1,775 |
| **Italy – 2.4%** | | | |
| Buoni del Tesoro Poliennali, | | | |
| 2.700%, 3–1–47 (A) | EUR | 4,089 | 5,376 |
| **Nigeria – 0.4%** | | | |
| Republic of Nigeria: | | | |
| 7.625%, 11–28–47 | $ | 479 | 474 |
| 9.248%, 1–21–49 | | 400 | 447 |
| | | | 921 |
| **Norway – 6.4%** | | | |
| Norway Government Bond: | | | |
| 1.750%, 2–17–27 (A) | NOK | 69,196 | 7,884 |
| 1.750%, 9–6–29 (A) | | 54,111 | 6,233 |
| | | | 14,117 |

| OTHER GOVERNMENT SECURITIES (G) (Continued) | | Principal | Value |
|---|---|---|---|
| **Peru – 0.8%** | | | |
| Republic of Peru: | | | |
| 7.350%, 7–21–25 | $ | 309 | $ 391 |
| 8.750%, 11–21–33 | | 785 | 1,296 |
| | | | 1,687 |
| **Qatar – 0.3%** | | | |
| Qatar Government Bond, | | | |
| 5.103%, 4–23–48 | | 440 | 562 |
| **South Africa – 1.0%** | | | |
| Republic of South Africa: | | | |
| 5.875%, 9–16–25 | | 427 | 465 |
| 5.875%, 6–22–30 | | 740 | 790 |
| 9.000%, 1–31–40 (A) | ZAR | 16,991 | 1,036 |
| | | | 2,291 |
| **Sri Lanka – 0.7%** | | | |
| Republic of Sri Lanka: | | | |
| 6.850%, 11–3–25 | $ | 1,091 | 1,093 |
| 6.200%, 5–11–27 (C)(F) | | 580 | 541 |
| | | | 1,634 |
| **United Arab Emirates – 0.3%** | | | |
| Abu Dhabi Government Bond, | | | |
| 4.125%, 10–11–47 | | 515 | 604 |
| **Uzbekistan – 0.2%** | | | |
| Republic of Uzbekistan, | | | |
| 5.375%, 2–20–29 | | 459 | 504 |
| **TOTAL OTHER GOVERNMENT SECURITIES – 39.0%** | | | $85,697 |
| (Cost: $84,608) | | | |

**UNITED STATES GOVERNMENT OBLIGATIONS**

| Treasury Obligations – 19.2% | Principal | Value |
|---|---|---|
| U.S. Treasury Bonds, | | |
| 3.375%, 11–15–48 (H) | 6,020 | 7,676 |
| U.S. Treasury Notes: | | |
| 2.750%, 9–15–21 | 4,812 | 4,914 |
| 2.875%, 10–31–23 | 26,277 | 27,628 |
| 2.000%, 2–15–25 (I) | 2,160 | 2,206 |
| | | 42,424 |
| **TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 19.2%** | | $42,424 |
| (Cost: $40,949) | | |

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| **Commercial Paper (J) – 2.3%** | | |
| Sysco Corp., | | |
| 2.180%, 10-1-19 | $ 5,089 | $ 5,089 |
| **Master Note – 0.9%** | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), | | |
| 2.170%, 10–7–19 (K) | 1,899 | 1,899 |
| **Money Market Funds – 0.2%** | | |
| Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, | | |
| 1.900%, (L)(M) | 478 | 478 |
| **Treasury Bills (J) – 7.6%** | | |
| Japan Government Treasury Bills: | | |
| -0.189%, 11–20–19 (A) | JPY 1,000,000 | 9,251 |
| -0.201%, 12–2–19 (A) | 800,000 | 7,401 |
| | | 16,652 |
| **TOTAL SHORT-TERM SECURITIES – 11.0%** | | $ 24,118 |
| (Cost: $23,875) | | |
| **TOTAL INVESTMENT SECURITIES – 97.1%** | | $ 214,374 |
| (Cost: $210,273) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES (N) – 2.9%** | | 6,325 |
| **NET ASSETS – 100.0%** | | $220,699 |

### Notes to Schedule of Investments

*Not shown due to rounding.

(A) Principal amounts are denominated in the indicated foreign currency, where applicable (ARS – Argentine Peso, AUD – Australian Dollar, BRL – Brazilian Real, CHF – Swiss Franc, CNY – Chinese Yuan Renminbi, CZK – Czech Koruna, EUR – Euro, GBP – British Pound, HUF – Hungarian Forint, IDR – Indonesian Rupiah, JPY – Japanese Yen, KRW – South Korean Won, MXN – Mexican Peso, NOK – Norwegian Krone, NZD – New Zealand Dollar, PLN – Polish Zloty, SEK – Swedish Krona, TRY – Turkish Lira and ZAR – South African Rand).

(B) Payment-in-kind bond which may pay interest in additional par and/or in cash. Rates shown are the current rate and possible payment rates.

(C) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2019 the total value of these securities amounted to $5,561 or 2.5% of net assets.

(D) Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at September 30, 2019.

(E) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Description of the reference rate and spread, if applicable, are included in the security description.

(F) All or a portion of securities with an aggregate value of $467 are on loan.

(G) Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(H) All or a portion of securities with an aggregate value of $2,907 have been pledged as collateral on open futures contracts.

(I) All or a portion of securities with an aggregate value of $273 are held in collateralized accounts for OTC foreign forward currency contracts collateral.

(J) Rate shown is the yield to maturity at September 30, 2019.

(K) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(L) Investment made with cash collateral received from securities on loan.

(M) Rate shown is the annualized 7-day yield at September 30, 2019.

(N) Cash of $1,347 is held in collateralized accounts for centrally cleared swap agreement collateral.

The following centrally cleared credit default swaps – buy protection[1] were outstanding at September 30, 2019:

| Index | (Pay) Fixed Rate | Maturity Date | Notional Amount[2] | Value | Upfront Payments/ (Receipts) | Unrealized Depreciation |
|---|---|---|---|---|---|---|
| Markit CDX Investment Grade, Series 31 Index | (1.000%) | 12–20–23 | 24,200 | $ (525) | $(363) | $(162) |
| iTraxx Asia ex-Japan Investment Grade, Series 31 Index | (1.000%) | 6–20–24 | 9,100 | (190) | (115) | (75) |
| iTraxx Europe Crossover, Series 31 Index | (5.000%) | 6–20–24 | 2,000 | (216) | (214) | (2) |
| iTraxx Europe Senior Financials, Series 31 Index | (1.000%) | 6–20–24 | 4,200 | (92) | (38) | (54) |
| iTraxx Europe, Series 31 Index | (1.000%) | 6–20–22 | 8,000 | (182) | (151) | (31) |
| | | | | $(1,205) | $ (881) | $(324) |

The following centrally cleared credit default swaps – sold protection[3] were outstanding at September 30, 2019:

| Index | Receive Fixed Rate | Maturity Date | Implied Credit Spread at September 30, 2019[4] | Notional Amount[2] | Value | Upfront Payments/ (Receipts) | Unrealized Appreciation |
|---|---|---|---|---|---|---|---|
| Markit CDX Investment Grade, Series 32 Index | 1.000% | 6–20–24 | 0.881% | 9,100 | $192 | $145 | $47 |

SEPTEMBER 30, 2019

The following over the counter credit default swaps – buy protection[1] were outstanding at September 30, 2019:

| Referenced Obligation | Counterparty | (Pay) Fixed Rate | Maturity Date | Notional Amount[2] | Value | Upfront Payments/ (Receipts) | Unrealized (Depreciation) |
|---|---|---|---|---|---|---|---|
| Banco Bilbao Vizcaya Argentaria S.A. | Morgan Stanley & Co. International plc | (1.000%) | 6–20–24 | 800 | $ (23) | $ (10) | $ (13) |
| BNP Paribas S.A. | Barclays Bank plc | (1.000%) | 6–20–24 | 800 | (28) | (23) | (5) |
| Bouygues S.A. | Barclays Bank plc | (1.000%) | 6–20–24 | 1,000 | (36) | (25) | (11) |
| People's Republic of China | Barclays Bank plc | (1.000%) | 6–20–24 | 7,200 | (183) | (139) | (44) |
| Commerzbank AG | Morgan Stanley & Co. International plc | (1.000%) | 6–20–24 | 800 | (23) | (15) | (8) |
| Diageo Capital plc | Morgan Stanley & Co. International plc | (1.000%) | 6–20–24 | 800 | (30) | (30) | —* |
| Republic of Korea | Morgan Stanley & Co. International plc | (1.000%) | 6–20–24 | 4,600 | (145) | (138) | (7) |
| Societe Generale S.A. | Citibank N.A. | (1.000%) | 6–20–24 | 400 | (13) | (11) | (2) |
| Societe Generale S.A. | Citibank N.A. | (1.000%) | 6–20–24 | 400 | (13) | (11) | (2) |
| Standard Chartered plc | Barclays Bank plc | (1.000%) | 6–20–24 | 1,100 | (24) | (11) | (13) |
| Standard Chartered plc | Morgan Stanley & Co. International plc | (1.000%) | 12–20–23 | 1,000 | (22) | (2) | (20) |
| | | | | | $(540) | $(415) | $(125) |

(1) If the Fund is a buyer of protection and a credit event occurs, as defined under the terms of that particular swap agreement, the Fund will either (i) receive from the seller of protection an amount equal to the notional amount of the swap and/or take delivery of the referenced obligation or underlying securities comprising the referenced index or (ii) receive a net settlement amount in the form of cash or securities equal to the notional amount of the swap less the recovery value of the referenced obligation or underlying securities comprising the referenced index.

(2) The maximum potential amount the Fund could be required to pay as a seller of credit protection or receive as a buyer of credit protection if a credit event occurs as defined under the terms of the swap agreement.

(3) If the Fund is a seller of protection and a credit event occurs, as defined under the terms of that particular swap agreement, the Fund will either (i) pay to the buyer of protection an amount equal to the notional amount of the swap and/or deliver the referenced obligation or underlying securities comprising the referenced index or (ii) pay a net settlement amount in the form of cash or securities equal to the notional amount of the swap less the recovery value of the referenced obligation or underlying securities comprising the referenced index.

(4) Implied credit spreads, represented in absolute terms, utilized in determining the market value of credit default swap agreements on corporate issues, sovereign issues, or an index as of period end serve as an indicator of the current status of the payment/performance risk and represent the likelihood or risk of default for the credit derivative. Wider credit spreads represent a deterioration of the referenced entity's credit soundness and a greater likelihood or risk of default or other credit event occurring as defined under the terms of the agreement.

The following forward foreign currency contracts were outstanding at September 30, 2019:

| Currency to be Delivered | | Currency to be Received | | Settlement Date | Counterparty | Unrealized Appreciation | Unrealized Depreciation |
|---|---|---|---|---|---|---|---|
| Indonesian Rupiah | 2,200,000 | U.S. Dollar | 151 | 11–7–19 | Barclays Capital, Inc. | $ — | $ 4 |
| Philippine Peso | 122,000 | U.S. Dollar | 2,328 | 11–7–19 | Barclays Capital, Inc. | — | 24 |
| U.S. Dollar | 1,834 | Indonesian Rupiah | 26,740,754 | 11–7–19 | Barclays Capital, Inc. | 44 | — |
| British Pound | 2,885 | Euro | 3,248 | 12–18–19 | Barclays Capital, Inc. | 3 | — |
| Czech Koruna | 61,296 | Euro | 2,355 | 12–18–19 | Barclays Capital, Inc. | — | 12 |
| Norwegian Krone | 128,657 | U.S. Dollar | 14,361 | 12–18–19 | Barclays Capital, Inc. | 202 | — |
| Thai Baht | 144,100 | U.S. Dollar | 4,733 | 12–18–19 | Barclays Capital, Inc. | 14 | — |
| U.S. Dollar | 1,393 | Australian Dollar | 2,020 | 12–18–19 | Barclays Capital, Inc. | — | 27 |
| U.S. Dollar | 9,178 | Brazilian Real | 37,150 | 11–7–19 | Citibank N.A. | — | 260 |
| Japanese Yen | 1,000,000 | U.S. Dollar | 9,169 | 11–20–19 | Citibank N.A. | — | 110 |
| Japanese Yen | 800,000 | U.S. Dollar | 7,579 | 12–2–19 | Citibank N.A. | 149 | — |
| Mexican Peso | 96,829 | U.S. Dollar | 4,916 | 12–18–19 | Citibank N.A. | 70 | — |
| New Taiwan Dollar | 70,212 | U.S. Dollar | 2,248 | 11–7–19 | Goldman Sachs International | — | 20 |
| South Korean Won | 131,000 | U.S. Dollar | 108 | 11–7–19 | Goldman Sachs International | — | 1 |
| U.S. Dollar | 86 | Philippine Peso | 4,500 | 11–7–19 | Goldman Sachs International | 1 | — |
| Canadian Dollar | 1,430 | U.S. Dollar | 1,080 | 12–18–19 | Goldman Sachs International | — | 1 |
| Euro | 2,198 | Polish Zloty | 9,554 | 12–18–19 | Goldman Sachs International | — | 25 |
| Euro | 69,593 | U.S. Dollar | 77,247 | 12–18–19 | Goldman Sachs International | 931 | — |
| Israeli Shekel | 15,862 | U.S. Dollar | 4,513 | 12–18–19 | Goldman Sachs International | — | 70 |
| U.S. Dollar | 347 | Hungarian Forint | 103,465 | 12–18–19 | Goldman Sachs International | — | 8 |
| U.S. Dollar | 8,894 | Japanese Yen | 952,000 | 12–18–19 | Goldman Sachs International | — | 38 |
| New Taiwan Dollar | 71,781 | U.S. Dollar | 2,272 | 11–7–19 | Morgan Stanley International | — | 47 |
| South Korean Won | 5,329,312 | U.S. Dollar | 4,400 | 11–7–19 | Morgan Stanley International | — | 49 |
| U.S. Dollar | 224 | Thai Baht | 6,910 | 11–7–19 | Morgan Stanley International | 2 | — |
| South African Rand | 50,043 | U.S. Dollar | 3,379 | 12–18–19 | Morgan Stanley International | 108 | — |
| U.S. Dollar | 261 | Swedish Krona | 2,512 | 12–18–19 | Morgan Stanley International | — | 5 |
| U.S. Dollar | 5,988 | Swiss Franc | 5,887 | 12–18–19 | Morgan Stanley International | — | 48 |
| | | | | | | $1,524 | $749 |

The following futures contracts were outstanding at September 30, 2019 (contracts unrounded):

| Description | Type | Number of Contracts | Expiration Date | Notional Amount | Value | Unrealized Appreciation (Depreciation) |
|---|---|---|---|---|---|---|
| BTP Italian Government Bond | Short | 58 | 12–10–19 | 5,800 | $ (9,220) | $(102) |
| Euro-Bobl 5-Year Bond | Short | 191 | 12–10–19 | 19,100 | (28,240) | 153 |
| Euro-Bund 10-Year Bond | Long | 19 | 12–10–19 | 1,900 | 3,609 | (3) |
| Euro-Buxl 30-Year Bond | Long | 5 | 12–10–19 | 500 | 1,185 | (21) |
| Euro-OAT France Government 10-Year Bond | Short | 252 | 12–10–19 | 25,200 | (46,779) | 401 |
| Euro-Schatz | Long | 4 | 12–10–19 | 400 | 490 | (2) |
| U.S. 10-Year Ultra Treasury Note | Short | 30 | 12–31–19 | 3,000 | (4,272) | 50 |
| U.S. 30-Year Treasury Bond | Short | 32 | 12–31–19 | 3,200 | (5,194) | 44 |
| United Kingdom Long Gilt | Long | 19 | 12–31–19 | 1,900 | 3,136 | 23 |
| U.S. 2-Year Treasury Note | Long | 53 | 1–6–20 | 10,600 | 11,421 | (22) |
| U.S. 5-Year Treasury Note | Short | 30 | 1–6–20 | 3,000 | (3,574) | 13 |
| | | | | | $ (77,438) | $534 |

The following centrally cleared interest rate swap agreements were outstanding at September 30, 2019:

| Counterparty | Pay/Receive Floating Rate | Floating Rate Index | Fixed Rate | Maturity Date | Notional Amount (A) | Value | Upfront Payments/ (Receipts) | Unrealized Appreciation (Depreciation) |
|---|---|---|---|---|---|---|---|---|
| Barclays Bank plc | Pay | 7-Day China Fixing Repo Rates | 2.913% | 3/18/2025 | CNY 5,446 | $ (25) | $ — | $ (25) |
| Citibank N.A. | Receive | 3-Month LIBOR | 1.673% | 3/18/2050 | $ 6,712 | 40 | — | 40 |
| Citibank N.A. | Receive | 6-Month Prague Interbank Offered Rate | 1.790% | 3/18/2022 | CZK 11,653 | 48 | — | 48 |
| Deutsche Bank AG | Pay | 3-Month New Zealand Dollar LIBOR | 1.320% | 9/16/2022 | NZD 22,291 | 184 | — | 184 |
| Deutsche Bank AG | Receive | 3-Month New Zealand Dollar LIBOR | 1.707% | 9/16/2027 | 6,939 | (247) | — | (247) |
| Goldman Sachs International | Pay | 28-Day Mexico Equilibrium Interbank Interest Rate | 8.420% | 8/10/2028 | MXN 5,649 | 212 | 94 | 118 |
| Goldman Sachs International | Pay | 28-Day Mexico Equilibrium Interbank Interest Rate | 8.420% | 8/10/2028 | 2,967 | 112 | — | 112 |
| Goldman Sachs International | Pay | 28-Day Mexico Equilibrium Interbank Interest Rate | 8.420% | 8/10/2028 | 1,619 | 60 | (24) | 84 |
| Goldman Sachs International | Pay | 3-Month New Zealand Dollar LIBOR | 1.905% | 2/15/2020 | NZD 54,177 | 151 | — | 151 |
| Goldman Sachs International | Receive | 3-Month New Zealand Dollar LIBOR | 2.070% | 2/15/2024 | 6,253 | (292) | — | (292) |
| Goldman Sachs International | Pay | 3-Month Stockholm Interbank Offered Rate | 0.449% | 3/18/2027 | SEK 3,206 | 72 | — | 72 |
| Goldman Sachs International | Receive | 6-Month Budapest Interbank Offered Rate | 3.130% | 10/15/2022 | HUF 11,831 | (600) | — | (600) |
| Goldman Sachs International | Receive | 6-Month EURIBOR | (0.093)% | 3/18/2030 | EUR 10,666 | (22) | — | (22) |
| Goldman Sachs International | Pay | 6-Month Warsaw Interbank Offered Rate | 1.760% | 3/18/2022 | PLN 23,259 | 20 | — | 20 |
| Goldman Sachs International | Receive | 6-Month Warsaw Interbank Offered Rate | 1.785% | 3/18/2025 | 9,948 | (56) | — | (56) |
| Morgan Stanley & Co. International plc | Pay | 7-Day China Fixing Repo Rates | 2.856% | 3/18/2025 | CNY 16,364 | (113) | — | (113) |
| | | | | | | $(456) | $ 70 | $(526) |

The following over the counter interest rate swap agreements were outstanding at September 30, 2019:

| Counterparty | Pay/Receive Floating Rate | Floating Rate Index | Fixed Rate | Maturity Date | Notional Amount (A) | Value | Upfront Payments/ (Receipts) | Unrealized Appreciation (Depreciation) |
|---|---|---|---|---|---|---|---|---|
| Citibank N.A. | Receive | 1-Day South Korean Won Certificate of Deposit | 1.168% | 3/18/2025 | KRW 2,415 | $1 | $ — | $1 |
| Morgan Stanley & Co. International plc | Receive | 1-Day South Korean Won Certificate of Deposit | 1.172% | 3/18/2025 | 2,418 | 1 | — | 1 |
| | | | | | | $2 | $ — | $2 |

SEPTEMBER 30, 2019

The following written options were outstanding at September 30, 2019 (contracts and exercise prices unrounded):

| Underlying Security | Counterparty, if OTC | Type | Number of Contracts | Notional Amount | Expiration Month | Exercise Price | Premium Received | Value |
|---|---|---|---|---|---|---|---|---|
| EUR versus GBP | Goldman Sachs International | Call | 3,020,000 | 3,020 | February 2020 | $ 1.03 | $ 18 | $ (6) |
| EUR versus HUF | Barclays Capital, Inc. | Call | 285,000 | 285 | October 2019 | 324.68 | 3 | (10) |
| | Barclays Capital, Inc. | Call | 7,900,000 | 7,900 | October 2019 | 324.68 | 174 | (277) |
| | Citibank N.A. | Put | 4,040,000 | 4,040 | January 2020 | 319.68 | 18 | (3) |
| EUR versus NOK | Morgan Stanley & Co., Inc. | Call | 4,075,000 | 4,075 | October 2019 | 10.09 | 39 | (9) |
| GBP versus USD | Morgan Stanley & Co., Inc. | Put | 3,550,000 | 3,550 | December 2019 | 1.20 | 44 | (43) |
| | Morgan Stanley & Co., Inc. | Put | 11,662,000 | 11,662 | January 2020 | 1.05 | 73 | (18) |
| | Goldman Sachs International | Call | 11,564,000 | 11,564 | February 2020 | 1.44 | 28 | (4) |
| U.S. Treasury Long Bond December Futures | N/A | Call | 116 | 11,600 | November 2019 | 163.00 | 103 | (232) |
| USD versus IDR | Goldman Sachs International | Put | 4,552,000 | 4,552 | November 2019 | 14,168.00 | 24 | (17) |
| USD versus JPY | Goldman Sachs International | Put | 4,536,000 | 4,536 | November 2019 | 104.11 | 39 | (11) |
| USD versus KRW | Morgan Stanley & Co., Inc. | Call | 4,536,000 | 4,536 | November 2019 | 1,227.00 | 38 | (20) |
| USD versus TRY | Goldman Sachs International | Put | 3,370,000 | 3,370 | November 2019 | 5.49 | 36 | (13) |
| | | | | | | | $637 | $(663) |

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Purchased Options | $200 | $ 738 | $ — |
| Corporate Debt Securities | — | 61,197 | — |
| Other Government Securities | — | 85,697 | — |
| United States Government Obligations | — | 42,424 | — |
| Short-Term Securities | 478 | 23,640 | — |
| Total | $ 678 | $213,696 | $ — |
| Centrally Cleared Credit Default Swaps | $ — | $ 47 | $ — |
| Forward Foreign Currency Contracts | $ — | $ 1,524 | $ — |
| Futures Contracts | $684 | $ — | $ — |
| Centrally Cleared Interest Rate Swaps | $ — | $ 829 | $ — |
| Over the Counter Interest Rate Swaps | $ — | $ 2 | $ — |
| **Liabilities** | | | |
| Centrally Cleared Credit Default Swaps | $ — | $ 324 | $ — |
| Over the Counter Credit Default Swaps | $ — | $ 540 | $ — |
| Forward Foreign Currency Contracts | $ — | $ 749 | $ — |
| Futures Contracts | $ 150 | $ — | $ — |
| Centrally Cleared Interest Rate Swaps | $ — | $ 1,355 | $ — |
| Written Options | $232 | $ 431 | $ — |

The following acronyms are used throughout this schedule:

EURIBOR = Euro Interbank Offered Rate
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
OTC = Over the Counter
REIT = Real Estate Investment Trust

**Country Diversification**

(as a % of net assets)

| | |
|---|---|
| United States | 25.8% |
| Germany | 19.7% |
| Norway | 6.4% |
| France | 4.8% |
| Italy | 3.4% |
| Luxembourg | 2.9% |
| China | 2.9% |
| Spain | 2.1% |
| Hong Kong | 1.6% |
| United Kingdom | 1.6% |
| Indonesia | 1.4% |
| British Virgin Islands | 1.3% |
| South Africa | 1.3% |
| Netherlands | 1.3% |
| Columbia | 1.0% |
| Other Countries | 8.3% |
| Other+ | 14.2% |

+Includes options, cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

*Ivy PineBridge High Yield Fund is managed by Ivy Investment Management Company and sub-advised by PineBridge Investments LLC (PineBridge).*

*Below, John Yovanovic, CFA, Dan Purser and Jeremy Burton, CFA, of PineBridge, the portfolio managers of the Ivy PineBridge High Yield Fund, discuss positioning, performance and results for the fiscal year ended September 30, 2019. Mr. Yovanovic has managed the Fund since May 2017 and has 19 years of industry experience. Mr. Purser has managed the Fund since May 2017 and has 24 years of industry experience. Mr. Burton has managed the Fund since May 2017 and has 16 years of industry experience.*

## Fiscal Year Performance

For the 12 Months Ended September 30, 2019

| | |
|---|---|
| Ivy PineBridge High Yield Fund (Class A shares at net asset value) | 6.27% |
| Ivy PineBridge High Yield Fund (Class A shares including sales charges) | 0.13% |
| Benchmark(s) and Morningstar Category | |
| Bloomberg Barclays U.S. Corporate High-Yield Index (generally reflects the performance of securities representing the corporate high yield market) | 6.36% |
| Morningstar High Yield Bond Category Average (generally reflects the performance of the universe of funds with similar investment objectives) | 5.27% |

*Please note that Fund returns include applicable fees and expenses, while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).*

## Market Review

Spreads came under pressure in the fourth quarter of calendar year 2018 amid signs of slowing growth in China and Europe, sharp declines in oil and other commodity prices, the weakest December equity market performance since the Great Depression, and a disappointing Federal Reserve (Fed) meeting that offered no flexibility with respect to balance sheet runoff. U.S. Treasury rates traded lower across all maturities on the curve.

High yield spreads then rallied in the first quarter of calendar year 2019 along with most other risk asset classes. Investor sentiment improved amid a backdrop of progress on U.S.-China trade talks, stable or better-than-expected corporate earnings releases and, most importantly, a dovish pivot from the Fed. In contrast to Fed Chairman Jerome Powell's December statement that the Fed's balance sheet wind-down was on "autopilot," he reversed course in January by reassuring investors that the central bank would be flexible with respect to all policy measures, including the timing and magnitude of balance sheet runoff. Subsequent Fed statements dropped any bias towards hiking rates and added the word "patient," providing further assurance of a dovish stance.

Credit spreads traded tighter in April, wider in May and tighter again in June with index levels tighter overall across most fixed income asset classes. An earnings season that beat analyst expectations, stable-to-improving growth conditions in China and globally, and a dovish Fed led to bond prices trading higher in April. This reversed in May as rhetoric from both the U.S. and China grew more rancorous ahead of June's G20 Osaka summit, and President Donald Trump threatened to initiate escalating tariffs on Mexican imports beginning June 10. Outside of trade conflicts, investors had to contend with weaker growth data in the form of lower than expected purchasing managers' index (PMI) figures and slower job and wage growth. The Fed turned more dovish in June, stating that uncertainties in the U.S. outlook could call for rate cuts. In June, markets rallied in response to this change in narrative and recaptured May's losses.

Most fixed income asset classes experienced positive total returns during the third quarter of calendar year 2019, despite volatility in equity and U.S. Treasury markets. The dovish stance of central banks globally continued amid concerns around global growth, particularly in the eurozone, Brexit uncertainty, and risks of trade war escalation between the U.S. and China. In August, investors saw a reescalation of U.S.-China trade tensions as President Donald Trump announced a 10% tariff on $300 billion worth of Chinese imports, in addition to the 25% tariff already imposed on $250 billion of Chinese goods. Subsequently, the Office of the U.S. Trade Representative announced that various items would be excluded until mid-December.

Additionally, the Fed made anticipated 25 basis point (bps) cuts in both July and September, although it did not make substantive changes to the statement language leaving uncertainty around future meetings. The European Central Bank also cut rates in September, moving further into negative territory, and announced a new quantitative easing program starting in November in which it will buy $22 billion worth of bonds a month.

Geopolitical tensions heightened after mid-September's drone attacks on two Saudi Arabian oil facilities, affecting 5% of the global oil supply. This resulted in West Texas intermediate crude oil prices surging $8 on September 16; however, the increase ultimately unwound by month end. Overall, energy remained a laggard in the high yield market.

U.S. Treasury rates continued to trade lower during the year with 5- and 10-year Treasury yields trading 141 bps and 140 bps lower, respectively. Investors also saw significant volatility in the high yield market during the period. The spread on the Bloomberg Barclays U.S. Corporate High Yield Bond Index ended the trailing 12-month period at 373 bps, trading 57 bps wider overall; however, the spread was as tight as 303 bps and as wide as 537 bps during the year.

## Portfolio Strategy

The Fund had a positive return for the fiscal period and outperformed its Morningstar peer group average, but slightly underperformed its benchmark. During the fiscal year, higher quality bonds outperformed lower quality bonds with BB, B and CCC rated bonds returning 9.48%, 7.01% and -4.22%, respectively.

Security selection contributed to performance during the fiscal year, while sector selection detracted. From a security selection standpoint, credits in the technology, consumer non-cyclical and consumer cyclical sectors were notable contributors, while holdings in the finance companies and energy sectors detracted. From a sector selection standpoint, underweight allocations to the banking, consumer cyclical and consumer non-cyclical sectors detracted from performance, more than offsetting contributions from an underweight allocation to the energy sector and overweight allocations to finance companies and real estate investment trusts. Yield curve positioning also contributed as the Fund had a higher average duration than the benchmark as Treasury rates traded sharply lower.

## Outlook

The most recent earnings season resulted in flat sales, low-single-digit earnings, higher margins, marginally higher leverage and lower capex. We believe the next two calendar quarters portend more of the same before earnings move higher in the first quarter of 2020. However, estimates are for a relatively sharp rebound in the face of the same list of macro issues (U.S-China trade war, Brexit, etc.).

Valuations appear tight to fairly valued dependent on the macro view, and 2020 earnings growth estimates need to be realized to justify valuations at these levels. With that said, we still see a decent number of discounted names as the BBB/BB trade remains crowded. Moving forward, fallen angels and 2020-2023 maturities in energy, and a bulge of issuance in health care and technology remain areas to watch.

Additionally, we have seen hints of economic deterioration in the U.S., with the most recent Institute for Supply Management (ISM) PMI reporting the second consecutive month of contraction, and the ISM nonmanufacturing index falling to its lowest level since August 2016.

Lastly, we moderately increased default rate assumptions, but still see few issues in the asset class. As such, we believe we will continue to see increased volatility in the near term and favor the relative safety of being up the capital structure or holding higher cash balances, maintaining the flexibility to shift into areas that become dislocated from intrinsic value.

**Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.**

**Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise.**

**Investing in below investment grade securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds. International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.**

**These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The portfolio managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The indexes noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy PineBridge High Yield Fund.**

ALL DATA IS AS OF SEPTEMBER 30, 2019 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Bonds | 91.5% |
|    Corporate Debt Securities | 91.3% |
|    Asset-Backed Securities | 0.2% |
| Liabilities (Net of Cash and Other Assets), and Cash Equivalents+ | 8.5% |

## Quality Weightings

| | |
|---|---|
| Investment Grade | 5.4% |
|    BBB | 5.4% |
| Non-Investment Grade | 86.1% |
|    BB | 42.3% |
|    B | 37.0% |
|    CCC | 6.8% |
| Liabilities (Net of Cash and Other Assets), and Cash Equivalents+ | 8.5% |

*Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

# COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



| | |
|---|---|
| Ivy PineBridge High Yield Fund, Class A Shares[1] . . . . . . . . . . . . . . . . . . . . . . . . . . . | $10,456 |
| Bloomberg Barclays U.S. Corporate High Yield Index . . . . . . . . . . . . . . . . . . . . . . . . . | $11,260 |

*Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.*

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

| Average Annual Total Return[2] | Class A[3] | Class I | Class N | Class R |
|---|---|---|---|---|
| 1-year period ended 9-30-19 | 0.13% | 6.44% | 6.55% | 5.81% |
| 5-year period ended 9-30-19 | — | — | — | — |
| 10-year period ended 9-30-19 | — | — | — | — |
| Since Inception of Class through 9-30-19[4] | 1.90% | 4.75% | 4.75% | 4.00% |

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A Shares carry a maximum front-end sales load of 5.75%. Class I, Class N and Class R shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*5-18-17 for Class A shares, 5-18-17 for Class I shares, 5-18-17 for Class N shares and 5-18-17 for Class R shares (the date on which shares were first acquired by shareholders).*

*Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.*

| ASSET-BACKED SECURITIES | Principal | Value |
|---|---|---|
| United Airlines Pass-Through Certificates, Series 2014-2B, 4.625%, 9–3–22 . . . . . . . . . . . . . | $ 177 | $ 182 |
| **TOTAL ASSET-BACKED SECURITIES – 0.2%** | | **$ 182** |

(Cost: $180)

**CORPORATE DEBT SECURITIES**

Communication Services

| | Principal | Value |
|---|---|---|
| **Alternative Carriers – 1.5%** | | |
| BidFair MergeRight, Inc., | | |
| 7.375%, 10–15–27 (A) . . . . . . . . . . | 505 | 515 |
| Cogent Communications Holdings, Inc., | | |
| 5.375%, 3–1–22 (A) . . . . . . . . . . . | 535 | 556 |
| Level 3 Financing, Inc. (GTD by Level 3 Parent LLC), | | |
| 4.625%, 9–15–27 (A) . . . . . . . . . . | 425 | 429 |
| | | 1,500 |
| **Broadcasting – 1.7%** | | |
| Gray Television, Inc.: | | |
| 5.125%, 10–15–24 (A) . . . . . . . . . | 306 | 317 |
| 5.875%, 7–15–26 (A) . . . . . . . . . . | 100 | 104 |
| Sirius XM Radio, Inc.: | | |
| 4.625%, 7–15–24 (A) . . . . . . . . . . | 845 | 876 |
| 5.375%, 7–15–26 (A) . . . . . . . . . . | 445 | 467 |
| | | 1,764 |
| **Cable & Satellite – 8.7%** | | |
| Altice Financing S.A., | | |
| 7.500%, 5–15–26 (A) . . . . . . . . . . | 430 | 457 |
| Altice France S.A., | | |
| 7.375%, 5–1–26 (A) . . . . . . . . . . . | 1,030 | 1,106 |
| Altice S.A., | | |
| 7.625%, 2–15–25 (A) . . . . . . . . . . | 645 | 672 |
| Block Communications, Inc., | | |
| 6.875%, 2–15–25 (A) . . . . . . . . . . | 509 | 531 |
| CCO Holdings LLC and CCO Holdings Capital Corp.: | | |
| 5.875%, 4–1–24 (A) . . . . . . . . . . . | 148 | 154 |
| 5.375%, 5–1–25 (A) . . . . . . . . . . . | 275 | 285 |
| 5.500%, 5–1–26 (A) . . . . . . . . . . . | 331 | 347 |
| 5.000%, 2–1–28 (A) . . . . . . . . . . . | 235 | 243 |
| 5.375%, 6–1–29 (A) . . . . . . . . . . . | 335 | 357 |
| Charter Communications Operating LLC and Charter Communications Operating Capital Corp. (3-Month U.S. LIBOR plus 165 bps), | | |
| 3.903%, 2–1–24 (B) . . . . . . . . . . . | 411 | 421 |
| CSC Holdings LLC: | | |
| 5.250%, 6–1–24 . . . . . . . . . . . . . | 220 | 237 |
| 5.500%, 4–15–27 (A) . . . . . . . . . . | 1,890 | 1,998 |
| Hughes Satellite Systems Corp., | | |
| 6.625%, 8–1–26 . . . . . . . . . . . . . | 744 | 807 |
| Intelsat Jackson Holdings S.A., | | |
| 5.500%, 8–1–23 . . . . . . . . . . . . . | 700 | 653 |
| Telesat Canada and Telesat LLC: | | |
| 8.875%, 11–15–24 (A) . . . . . . . . . | 372 | 399 |
| 6.500%, 10–15–27 (A) . . . . . . . . . | 237 | 241 |
| | | 8,908 |

**CORPORATE DEBT SECURITIES**
(Continued)

| | Principal | Value |
|---|---|---|
| **Integrated Telecommunication Services – 4.9%** | | |
| CenturyLink, Inc., | | |
| 7.500%, 4–1–24 . . . . . . . . . . . . . | $1,140 | $ 1,275 |
| Frontier Communications Corp.: | | |
| 8.750%, 4–15–22 . . . . . . . . . . . . | 630 | 281 |
| 7.625%, 4–15–24 . . . . . . . . . . . . | 1,035 | 450 |
| Sprint Corp., | | |
| 7.875%, 9–15–23 . . . . . . . . . . . . | 2,701 | 2,967 |
| | | 4,973 |
| **Movies & Entertainment – 1.5%** | | |
| Netflix, Inc.: | | |
| 5.875%, 2–15–25 . . . . . . . . . . . . | 786 | 863 |
| 4.375%, 11–15–26 . . . . . . . . . . . | 635 | 643 |
| | | 1,506 |
| **Publishing – 1.8%** | | |
| A. H. Belo Corp.: | | |
| 7.750%, 6–1–27 . . . . . . . . . . . . . | 502 | 578 |
| 7.250%, 9–15–27 . . . . . . . . . . . . | 420 | 477 |
| E.W. Scripps Co., | | |
| 5.125%, 5–15–25 (A) . . . . . . . . . | 795 | 797 |
| | | 1,852 |
| **Wireless Telecommunication Service – 1.2%** | | |
| C&W Senior Financing Designated Activity Co., | | |
| 6.875%, 9–15–27 (A) . . . . . . . . . | 744 | 771 |
| T-Mobile USA, Inc.: | | |
| 6.500%, 1–15–24 . . . . . . . . . . . . | 261 | 271 |
| 6.375%, 3–1–25 . . . . . . . . . . . . . | 220 | 228 |
| | | 1,270 |
| **Total Communication Services – 21.3%** | | **21,773** |

Consumer Discretionary

| | Principal | Value |
|---|---|---|
| **Auto Parts & Equipment – 0.5%** | | |
| Delphi Jersey Holdings plc, | | |
| 5.000%, 10–1–25 (A) . . . . . . . . . | 580 | 513 |
| **Automotive Retail – 1.2%** | | |
| Allison Transmission, Inc., | | |
| 5.000%, 10–1–24 (A) . . . . . . . . . | 536 | 548 |
| Lithia Motors, Inc., | | |
| 5.250%, 8–1–25 (A) . . . . . . . . . . | 682 | 711 |
| | | 1,259 |
| **Casinos & Gaming – 1.3%** | | |
| GLP Capital L.P. and GLP Financing II, Inc., | | |
| 5.375%, 4–15–26 . . . . . . . . . . . . | 450 | 495 |
| MGM Growth Properties Operating Partnership L.P. and MGP Finance Co-Issuer, Inc., | | |
| 5.750%, 2–1–27 (A) . . . . . . . . . . | 470 | 528 |
| Twin River Worldwide Holdings, Inc., | | |
| 6.750%, 6–1–27 (A) . . . . . . . . . . | 243 | 255 |
| | | 1,278 |
| **Consumer Electronics – 0.6%** | | |
| Conn's, Inc., | | |
| 7.250%, 7–15–22 (C) . . . . . . . . . | 555 | 561 |

**CORPORATE DEBT SECURITIES**
(Continued)

| | Principal | Value |
|---|---|---|
| **Hotels, Resorts & Cruise Lines – 1.6%** | | |
| Hilton Grand Vacations Borrower LLC and Hilton Grand Vacations Borrower, Inc., | | |
| 6.125%, 12–1–24 . . . . . . . . . . . . | $ 418 | $ 444 |
| Silversea Cruise Finance Ltd., | | |
| 7.250%, 2–1–25 (A) . . . . . . . . . . | 505 | 539 |
| Wyndham Worldwide Corp.: | | |
| 4.150%, 4–1–24 (D) . . . . . . . . . . | 162 | 171 |
| 4.500%, 4–1–27 (D) . . . . . . . . . . | 450 | 486 |
| | | 1,640 |
| **Internet & Direct Marketing Retail – 0.6%** | | |
| Grubhub Holdings, Inc., | | |
| 5.500%, 7–1–27 (A) . . . . . . . . . . | 599 | 611 |
| **Restaurants – 0.9%** | | |
| Brinker International, Inc. (GTD by Brinker Restaurant Corp., Brinker Texas, Inc. and Brinker Florida, Inc.), | | |
| 5.000%, 10–1–24 (A) . . . . . . . . . | 546 | 573 |
| YUM! Brands, Inc., | | |
| 4.750%, 1–15–30 (A) . . . . . . . . . | 348 | 359 |
| | | 932 |
| **Specialized Consumer Services – 1.0%** | | |
| frontdoor, Inc., | | |
| 6.750%, 8–15–26 (A) . . . . . . . . . | 414 | 453 |
| Nielsen Finance LLC and Nielsen Finance Co., | | |
| 5.000%, 4–15–22 (A) . . . . . . . . . | 600 | 602 |
| | | 1,055 |
| **Total Consumer Discretionary – 7.7%** | | **7,849** |

Consumer Staples

| | Principal | Value |
|---|---|---|
| **Food Retail – 0.8%** | | |
| Albertsons Cos. LLC, Safeway, Inc., New Albertson's, Inc. and Albertson's LLC: | | |
| 5.750%, 3–15–25 . . . . . . . . . . . . | 446 | 459 |
| 5.875%, 2–15–28 (A) . . . . . . . . . | 366 | 388 |
| | | 847 |
| **Household Products – 0.4%** | | |
| First Quality Finance Co., Inc., | | |
| 5.000%, 7–1–25 (A) . . . . . . . . . . | 429 | 443 |
| **Packaged Foods & Meats – 2.9%** | | |
| JBS USA LLC and JBS USA Finance, Inc.: | | |
| 5.875%, 7–15–24 (A) . . . . . . . . . | 587 | 604 |
| 5.750%, 6–15–25 (A) . . . . . . . . . | 135 | 141 |
| Lamb Weston Holdings, Inc., | | |
| 4.625%, 11–1–24 (A) . . . . . . . . . | 465 | 489 |
| Land O'Lakes Capital Trust I, | | |
| 7.450%, 3–15–28 (A) . . . . . . . . . | 349 | 375 |
| Land O'Lakes, Inc., | | |
| 7.000%, 9–18–67 (A) . . . . . . . . . | 140 | 132 |
| Pilgrim's Pride Corp., | | |
| 5.875%, 9–30–27 (A) . . . . . . . . . | 480 | 516 |
| Post Holdings, Inc., | | |
| 5.500%, 3–1–25 (A) . . . . . . . . . . | 625 | 655 |
| | | 2,912 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Personal Products – 0.8%** | | |
| Coty, Inc., | | |
| 6.500%, 4–15–26 (A) .......... | $850 | $ 825 |
| | | |
| **Total Consumer Staples – 4.9%** | | 5,027 |
| **Energy** | | |
| **Coal & Consumable Fuels – 0.7%** | | |
| CONSOL Energy, Inc., | | |
| 6.875%, 6–15–25 (A) .......... | 680 | 682 |
| | | |
| **Oil & Gas Drilling – 0.1%** | | |
| Noble Holding International Ltd., | | |
| 7.875%, 2–1–26 (A) ........... | 133 | 96 |
| | | |
| **Oil & Gas Equipment & Services – 1.2%** | | |
| Calfrac Holdings L.P., | | |
| 8.500%, 6–15–26 (A) ......... | 555 | 247 |
| Hi-Crush Partners L.P., | | |
| 9.500%, 8–1–26 (A)(C) ........ | 810 | 470 |
| Nine Energy Service, Inc., | | |
| 8.750%, 11–1–23 (A) .......... | 240 | 194 |
| SESI LLC, | | |
| 7.750%, 9–15–24 ............. | 550 | 316 |
| | | 1,227 |
| | | |
| **Oil & Gas Exploration & Production – 4.0%** | | |
| Antero Midstream Partners L.P., | | |
| 5.750%, 3–1–27 (A) ........... | 463 | 386 |
| Brazos Valley Longhorn LLC and Brazos Valley Longhorn Finance Corp., | | |
| 6.875%, 2–1–25 .............. | 490 | 421 |
| Centennial Resource Production LLC, | | |
| 6.875%, 4–1–27 (A) ........... | 400 | 399 |
| Chaparral Energy, Inc., | | |
| 8.750%, 7–15–23 (A)(C) ........ | 969 | 378 |
| Extraction Oil & Gas, Inc., | | |
| 5.625%, 2–1–26 (A) ........... | 525 | 322 |
| Hilcorp Energy I L.P. and Hilcorp Finance Co., | | |
| 5.000%, 12–1–24 (A) .......... | 964 | 901 |
| Lonestar Resources America, Inc., | | |
| 11.250%, 1–1–23 (A) .......... | 717 | 586 |
| Murphy Oil USA, Inc. (GTD by Murphy USA, Inc.), | | |
| 4.750%, 9–15–29 ............. | 345 | 353 |
| Pioneer Energy Services Corp., | | |
| 6.125%, 3–15–22 ............. | 504 | 176 |
| Southwestern Energy Co., | | |
| 7.500%, 4–1–26 ............. | 206 | 179 |
| | | 4,101 |
| | | |
| **Oil & Gas Refining & Marketing – 0.9%** | | |
| Callon Petroleum Co. (GTD by Callon Petroleum Operating Co.), | | |
| 6.375%, 7–1–26 .............. | 420 | 410 |
| EG Global Finance plc, | | |
| 6.750%, 2–7–25 (A) .......... | 508 | 496 |
| | | 906 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Oil & Gas Storage & Transportation – 3.9%** | | |
| Cheniere Corpus Christi Holdings LLC: | | |
| 7.000%, 6–30–24 ............ | $525 | $ 603 |
| 5.875%, 3–31–25 ............. | 115 | 128 |
| Cheniere Energy Partners L.P.: | | |
| 5.250%, 10–1–25 ............. | 308 | 321 |
| 4.500%, 10–1–29 (A) .......... | 380 | 389 |
| Genesis Energy L.P. and Genesis Energy Finance Corp.: | | |
| 6.000%, 5–15–23 ............. | 386 | 388 |
| 5.625%, 6–15–24 ............. | 253 | 242 |
| Holly Energy Partners L.P. and Holly Energy Finance Corp., | | |
| 6.000%, 8–1–24 (A) .......... | 395 | 412 |
| Rose Rock Midstream L.P. and Rose Rock Finance Corp.: | | |
| 5.625%, 7–15–22 ............. | 293 | 298 |
| 5.625%, 11–15–23 ............ | 557 | 570 |
| Summit Midstream Holdings LLC and Summit Midstream Finance Corp., | | |
| 5.500%, 8–15–22 ............. | 295 | 269 |
| USA Compression Partners L.P. and USA Compression Finance Corp., | | |
| 6.875%, 4–1–26 .............. | 381 | 395 |
| | | 4,015 |
| | | |
| **Total Energy – 10.8%** | | 11,027 |
| **Financials** | | |
| **Consumer Finance – 3.0%** | | |
| Credit Acceptance Corp., | | |
| 6.625%, 3–15–26 (A) .......... | 377 | 404 |
| Enova International, Inc.: | | |
| 8.500%, 9–1–24 (A) ........... | 500 | 466 |
| 8.500%, 9–15–25 (A) .......... | 351 | 319 |
| Fairstone Financial, Inc., | | |
| 7.875%, 7–15–24 (A) .......... | 408 | 426 |
| Quicken Loans, Inc., | | |
| 5.750%, 5–1–25 (A) .......... | 825 | 851 |
| Springleaf Finance Corp., | | |
| 6.875%, 3–15–25 ............. | 600 | 661 |
| | | 3,127 |
| | | |
| **Financial Exchanges & Data – 0.6%** | | |
| Donnelley Financial Solutions, Inc., | | |
| 8.250%, 10–15–24 ............ | 566 | 587 |
| | | |
| **Investment Banking & Brokerage – 0.5%** | | |
| LPL Holdings, Inc., | | |
| 5.750%, 9–15–25 (A) .......... | 511 | 532 |
| | | |
| **Mortgage REITs – 1.1%** | | |
| iStar, Inc.: | | |
| 6.000%, 4–1–22 .............. | 150 | 154 |
| 5.250%, 9–15–22 ............. | 419 | 428 |
| Starwood Property Trust, Inc., | | |
| 4.750%, 3–15–25 ............. | 498 | 515 |
| | | 1,097 |
| | | |
| **Property & Casualty Insurance – 0.4%** | | |
| Amwins Group, Inc., | | |
| 7.750%, 7–1–26 (A) ........... | 430 | 462 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Specialized Finance – 3.6%** | | |
| Capitol Investment Merger Sub 2 LLC, | | |
| 10.000%, 8–1–24 (A) .......... | $ 490 | $ 508 |
| CTR Partnership L.P. and CareTrust Capital Corp. (GTD by CareTrust REIT), | | |
| 5.250%, 6–1–25 .............. | 446 | 461 |
| Diamond 1 Finance Corp. and Diamond 2 Finance Corp., | | |
| 6.020%, 6–15–26 (A) .......... | 995 | 1,122 |
| FS Energy and Power Fund, | | |
| 7.500%, 8–15–23 (A) .......... | 386 | 390 |
| Navient Corp., | | |
| 5.625%, 8–1–33 .............. | 596 | 503 |
| UPCB Finance IV Ltd., | | |
| 5.375%, 1–15–25 (A) .......... | 650 | 668 |
| | | 3,652 |
| | | |
| **Total Financials – 9.2%** | | 9,457 |
| **Health Care** | | |
| **Health Care Equipment – 0.3%** | | |
| Hologic, Inc., | | |
| 4.375%, 10–15–25 (A) ......... | 325 | 333 |
| | | |
| **Health Care Facilities – 3.1%** | | |
| DaVita HealthCare Partners, Inc.: | | |
| 5.125%, 7–15–24 .............. | 625 | 635 |
| 5.000%, 5–1–25 .............. | 500 | 498 |
| HCA, Inc. (GTD by HCA Holdings, Inc.), | | |
| 5.375%, 2–1–25 .............. | 1,375 | 1,502 |
| MPH Acquisition Holdings LLC, | | |
| 7.125%, 6-1-24 (A) ............ | 575 | 530 |
| | | 3,165 |
| | | |
| **Health Care Supplies – 0.3%** | | |
| Catalent Pharma Solutions, Inc., | | |
| 5.000%, 7-15-27 (A) ........... | 255 | 265 |
| | | |
| **Managed Health Care – 0.1%** | | |
| Centene Corp., | | |
| 4.750%, 1-15-25 .............. | 140 | 144 |
| | | |
| **Pharmaceuticals – 1.2%** | | |
| Bausch Health Cos., Inc., | | |
| 6.125%, 4-15-25 (A) ........... | 1,160 | 1,203 |
| | | |
| **Total Health Care – 5.0%** | | 5,110 |
| **Industrials** | | |
| **Building Products – 0.8%** | | |
| Standard Industries, Inc., | | |
| 6.000%, 10-15-25 (A) .......... | 750 | 786 |
| | | |
| **Construction & Engineering – 0.4%** | | |
| Tutor Perini Corp., | | |
| 6.875%, 5-1-25 (A)(C) .......... | 473 | 459 |
| | | |
| **Diversified Support Services – 0.4%** | | |
| Ahern Rentals, Inc., | | |
| 7.375%, 5-15-23 (A) ........... | 526 | 448 |

## Column 1

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Electrical Components & Equipment – 1.4%** | | |
| Anixter, Inc. (GTD by Anixter International, Inc.), 6.000%, 12–1–25 | $290 | $ 320 |
| EnerSys, 5.000%, 4–30–23 (A) | 605 | 620 |
| Neon Holdings, Inc., 10.125%, 4-1-26 (A) | 503 | 507 |
| | | 1,447 |
| **Environmental & Facilities Services – 0.6%** | | |
| Advanced Drainage Systems, Inc., 5.000%, 9–30–27 (A) | 71 | 72 |
| Clean Harbors, Inc., 4.875%, 7-15-27 (A) | 476 | 497 |
| | | 569 |
| **Industrial Machinery – 1.2%** | | |
| Energizer Gamma Acquisition, Inc., 6.375%, 7–15–26 (A)(C) | 765 | 820 |
| Terex Corp., 5.625%, 2-1-25 (A) | 393 | 403 |
| | | 1,223 |
| **Security & Alarm Services – 1.8%** | | |
| Garda World Security Corp., 8.750%, 5–15–25 (A) | 685 | 704 |
| Prime Security Services Borrower LLC and Prime Finance, Inc.: | | |
| 5.250%, 4–15–24 (A) | 609 | 625 |
| 5.750%, 4-15-26 (A) | 488 | 508 |
| | | 1,837 |
| **Trading Companies & Distributors – 1.1%** | | |
| Central Garden & Pet Co., 5.125%, 2–1–28 | 450 | 459 |
| H&E Equipment Services, Inc., 5.625%, 9-1-25 | 701 | 721 |
| | | 1,180 |
| **Trucking – 0.4%** | | |
| Herc Holdings, Inc., 5.500%, 7-15-27 (A) | 366 | 381 |
| **Total Industrials – 8.1%** | | 8,330 |
| *Information Technology* | | |
| **Application Software – 1.4%** | | |
| CDK Global, Inc., 5.875%, 6–15–26 | 398 | 423 |
| Delta Merger Sub, Inc., 6.000%, 9–15–26 | 555 | 608 |
| SS&C Technologies Holdings, Inc., 5.500%, 9-30-27 (A) | 422 | 441 |
| | | 1,472 |
| **Electronic Equipment & Instruments – 1.2%** | | |
| Diebold, Inc., 8.500%, 4–15–24 | 675 | 634 |
| NCR Corp.: | | |
| 5.750%, 9–1–27 (A) | 231 | 239 |
| 6.125%, 9-1-29 (A) | 361 | 381 |
| | | 1,254 |

## Column 2

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Semiconductor Equipment – 0.8%** | | |
| Amkor Technology, Inc., 6.625%, 9-15-27 (A) | $735 | $ 801 |
| **Technology Distributors – 0.9%** | | |
| Ingram Micro, Inc., 5.450%, 12-15-24 (D) | 860 | 891 |
| **Technology Hardware, Storage & Peripherals – 1.0%** | | |
| Inception Parent, Inc., Inception Merger Sub, Inc. and Rackspace Hosting, Inc., 8.625%, 11–15–24 (A)(C) | 665 | 612 |
| Seagate HDD Cayman (GTD by Seagate Technology plc), 4.750%, 1-1-25 | 440 | 456 |
| | | 1,068 |
| **Total Information Technology – 5.3%** | | 5,486 |
| *Materials* | | |
| **Diversified Metals & Mining – 3.6%** | | |
| Cliffs Natural Resources, Inc., 5.750%, 3–1–25 | 613 | 602 |
| First Quantum Minerals Ltd.: | | |
| 7.250%, 4–1–23 (A) | 285 | 281 |
| 6.500%, 3–1–24 (A) | 209 | 199 |
| FMG Resources August 2006 Partners Ltd., 4.500%, 9–15–27 (A) | 750 | 732 |
| Freeport–McMoRan, Inc.: | | |
| 3.875%, 3–15–23 | 606 | 611 |
| 5.250%, 9–1–29 | 320 | 319 |
| Harsco Corp., 5.750%, 7–31–27 (A) | 333 | 347 |
| Mineral Resources Ltd., 8.125%, 5-1-27 (A) | 525 | 541 |
| | | 3,632 |
| **Fertilizers & Agricultural Chemicals – 0.4%** | | |
| OCI N.V., 6.625%, 4-15-23 (A) | 350 | 366 |
| **Metal & Glass Containers – 2.8%** | | |
| Ardagh Packaging Finance plc and Ardagh Holdings USA, Inc., 5.250%, 8–15–27 (A) | 500 | 506 |
| Crown Americas LLC and Crown Americas Capital Corp. IV, 4.500%, 1–15–23 | 225 | 236 |
| Crown Cork & Seal Co., Inc., 7.375%, 12–15–26 | 294 | 357 |
| Owens-Brockway Glass Container, Inc., 5.375%, 1–15–25 (A) | 623 | 639 |
| Silgan Holdings, Inc., 4.750%, 3–15–25 | 600 | 613 |
| Trivium Packaging Finance B.V., 8.500%, 8-15-27 (A) | 500 | 541 |
| | | 2,892 |

## Column 3

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Paper Packaging – 1.7%** | | |
| Cascades, Inc.: | | |
| 5.500%, 7–15–22 (A) | $ 435 | $ 440 |
| 5.750%, 7–15–23 (A)(C) | 230 | 233 |
| Intertape Polymer Group, Inc., 7.000%, 10–15–26 (A) | 490 | 511 |
| Sealed Air Corp., 5.125%, 12-1-24 (A) | 561 | 600 |
| | | 1,784 |
| **Steel – 0.9%** | | |
| Commercial Metals Co., 5.750%, 4–15–26 | 507 | 522 |
| SunCoke Energy Partners L.P. and SunCoke Energy Partners Finance Corp., 7.500%, 6-15-25 (A) | 504 | 449 |
| | | 971 |
| **Total Materials – 9.4%** | | 9,645 |
| *Real Estate* | | |
| **Health Care REITs – 1.7%** | | |
| MPT Operating Partnership L.P. and MPT Finance Corp. (GTD by Medical Properties Trust, Inc.), 5.000%, 10–15–27 | 785 | 823 |
| Sabra Health Care L.P., 5.125%, 8-15-26 | 883 | 944 |
| | | 1,767 |
| **Hotel & Resort REITs – 0.9%** | | |
| ESH Hospitality, Inc.: | | |
| 5.250%, 5–1–25 (A) | 670 | 693 |
| 4.625%, 10-1-27 (A) | 175 | 175 |
| | | 868 |
| **Industrial REITs – 1.9%** | | |
| Avolon Holdings Funding Ltd.: | | |
| 5.125%, 10–1–23 (A) | 425 | 451 |
| 5.250%, 5–15–24 (A) | 409 | 438 |
| Kennedy-Wilson, Inc. (GTD by Kennedy-Wilson Holdings, Inc.), 5.875%, 4-1-24 | 1,050 | 1,077 |
| | | 1,966 |
| **Real Estate Services – 0.4%** | | |
| Newmark Group, Inc., 6.125%, 11-15-23 | 415 | 450 |
| **Specialized REITs – 0.5%** | | |
| Iron Mountain, Inc., 4.875%, 9-15-27 (A) | 455 | 465 |
| **Total Real Estate – 5.4%** | | 5,516 |
| *Utilities* | | |
| **Electric Utilities – 1.6%** | | |
| NextEra Energy Operating Partners L.P. (GTD by NextEra Energy Partners L.P. and NextEra Energy U.S. Partners Holdings LLC), 4.250%, 7–15–24 (A) | 500 | 515 |

SEPTEMBER 30, 2019

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Electric Utilities (Continued) | | |
| Talen Energy Supply LLC: | | |
| 7.250%, 5–15–27 (A) | $ 175 | $ 178 |
| 6.625%, 1–15–28 (A) | 310 | 304 |
| Vistra Operations Co. LLC, | | |
| 5.000%, 7-31-27 (A) | 600 | 618 |
| | | 1,615 |
| Independent Power Producers & Energy Traders – 0.7% | | |
| Pattern Energy Group, Inc. (GTD by Pattern U.S. Finance Co. LLC), | | |
| 5.875%, 2-1-24 (A) | 735 | 753 |
| Multi-Utilities – 0.6% | | |
| MGE Energy Corp., | | |
| 6.500%, 1-15-25 (A) | 611 | 623 |
| Renewable Electricity – 1.3% | | |
| Clearway Energy Operating LLC, | | |
| 5.750%, 10–15–25 (A) | 442 | 465 |
| HAT Holdings I LLC and HAT Holdings II LLC (GTD by Hannon Armstrong Sustainable Infrastructure Capital, Inc.), | | |
| 5.250%, 7–15–24 (A) | 552 | 581 |
| NRG Yield Operating LLC, | | |
| 5.000%, 9-15-26 | 279 | 285 |
| | | 1,331 |
| Total Utilities – 4.2% | | 4,322 |
| TOTAL CORPORATE DEBT SECURITIES – 91.3% | | $93,542 |

(Cost: $93,283)

| SHORT–TERM SECURITIES | Principal | Value |
|---|---|---|
| Commercial Paper (E) – 4.2% | | |
| Sonoco Products Co., | | |
| 2.150%, 10-1-19 | $4,265 | $ 4,265 |
| Master Note – 3.4% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), | | |
| 2.170%, 10-7-19 (F) | 3,436 | 3,436 |
| Money Market Funds – 1.5% | | |
| Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, | | |
| 1.900%, (G)(H) | 1,506 | 1,506 |
| TOTAL SHORT–TERM SECURITIES – 9.1% | | $ 9,207 |
| (Cost: $9,207) | | |
| TOTAL INVESTMENT SECURITIES – 100.6% | | $102,931 |
| (Cost: $102,670) | | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.6)% | | (588) |
| NET ASSETS – 100.0% | | $102,343 |

Notes to Schedule of Investments

(A) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2019 the total value of these securities amounted to $58,267 or 56.9% of net assets.

(B) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Description of the reference rate and spread, if applicable, are included in the security description.

(C) All or a portion of securities with an aggregate value of $1,468 are on loan.

(D) Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at September 30, 2019.

(E) Rate shown is the yield to maturity at September 30, 2019.

(F) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(G) Investment made with cash collateral received from securities on loan.

(H) Rate shown is the annualized 7-day yield at September 30, 2019.

SEPTEMBER 30, 2019

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

|  | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** |  |  |  |
| Investments in Securities |  |  |  |
| Asset-Backed Securities | $ — | $ 182 | $ — |
| Corporate Debt Securities | — | 93,542 | — |
| Short-Term Securities | 1,506 | 7,701 | — |
| Total | $1,506 | $101,425 | $ — |

The following acronyms are used throughout this schedule:

GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

AS OF SEPTEMBER 30, 2019

| (In thousands, except per share amounts) | Ivy Apollo Multi-Asset Income Fund | Ivy Apollo Strategic Income Fund | Ivy California Municipal High Income Fund | Ivy Cash Management Fund | Ivy Corporate Bond Fund | Ivy Crossover Credit Fund | Ivy Government Securities Fund | Ivy International Small Cap Fund[1] |
|---|---|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | | | |
| Investments in unaffiliated securities at value+^ | $459,892 | $492,979 | $32,852 | $1,252,518 | $909,361 | $42,599 | $281,333 | $163,421 |
| Investments at Value | 459,892 | 492,979 | 32,852 | 1,252,518 | 909,361 | 42,599 | 281,333 | 163,421 |
| Cash | 1,433 | 2,534 | 1 | 2,914 | 1 | 1 | 4 | — |
| Cash denominated in foreign currencies at value+ | 956 | 680 | — | — | — | — | — | 6,475 |
| Investment securities sold receivable | 954 | 3,687 | — | — | 19,088 | — | — | 1,377 |
| Dividends and interest receivable | 3,929 | 5,855 | 312 | 2,053 | 7,443 | 398 | 1,267 | 641 |
| Capital shares sold receivable | 270 | 256 | 11 | 20,420 | 346 | 15 | 74 | 106 |
| Receivable from affiliates | 363 | 493 | 61 | — | — | 60 | 62 | 213 |
| Unrealized appreciation on forward foreign currency contracts | 860 | 882 | — | — | — | — | — | — |
| Swap agreements, at value | 74 | 76 | — | — | — | — | — | — |
| Receivable from securities lending income – net | 2 | 3 | — | — | 1 | —* | — | 10 |
| Prepaid and other assets | 64 | 65 | 36 | 122 | 95 | 35 | 71 | 22 |
| Total Assets | 468,797 | 507,510 | 33,273 | 1,278,027 | 936,335 | 43,108 | 282,811 | 172,265 |
| **LIABILITIES** | | | | | | | | |
| Cash collateral on securities loaned at value | 2,151 | 2,926 | — | — | 2,028 | — | — | 5,516 |
| Investment securities purchased payable | 4,660 | 8,802 | 500 | — | 13,317 | — | — | 1,672 |
| Capital shares redeemed payable | 743 | 631 | 29 | 18,073 | 1,643 | 23 | 319 | 133 |
| Distributions payable | — | — | 2 | 49 | — | — | 18 | — |
| Independent Trustees and Chief Compliance Officer fees payable | 13 | 12 | 1 | 220 | 279 | 1 | 94 | 2 |
| Overdraft due to custodian | — | — | — | — | — | — | — | 951 |
| Distribution and service fees payable | 1 | 1 | —* | —* | 2 | —* | 1 | —* |
| Shareholder servicing payable | 73 | 63 | 3 | 462 | 161 | 4 | 43 | 15 |
| Investment management fee payable | 9 | 9 | —* | 12 | 12 | 1 | 4 | 4 |
| Accounting services fee payable | 11 | 12 | 2 | 21 | 20 | 2 | 9 | 6 |
| Swap agreements, at value | —* | —* | — | — | — | — | — | — |
| Other liabilities | 46 | 59 | 6 | 27 | 41 | 7 | 15 | 20 |
| Total Liabilities | 7,707 | 12,515 | 543 | 18,864 | 17,503 | 38 | 503 | 8,319 |
| Commitments and Contingencies (See Note 2 and Note 11) | | | | | | | | |
| Total Net Assets | $461,090 | $494,995 | $32,730 | $1,259,163 | $918,832 | $43,070 | $282,308 | $163,946 |
| **NET ASSETS** | | | | | | | | |
| Capital paid in (shares authorized – unlimited) | $438,590 | $498,698 | $31,221 | $1,259,152 | $870,276 | $41,543 | $281,710 | $170,958 |
| Accumulated earnings gain (loss) | 22,500 | (3,703) | 1,509 | 11 | 48,556 | 1,527 | 598 | (7,012) |
| Total Net Assets | $461,090 | $494,995 | $32,730 | $1,259,163 | $918,832 | $43,070 | $282,308 | $163,946 |
| **CAPITAL SHARES OUTSTANDING:** | | | | | | | | |
| Class A | 11,241 | 11,991 | 1,544 | 1,257,394 | 53,155 | 1,196 | 12,155 | 1,364 |
| Class B | N/A | N/A | N/A | 537 | 79 | N/A | 42 | N/A |
| Class C | 1,337 | 531 | 183 | 1,221 | 613 | N/A | 200 | 153 |
| Class E | N/A | N/A | N/A | 40 | 40 | 50 | 46 | N/A |
| Class I | 30,210 | 31,570 | 1,242 | N/A | 80,050 | 2,653 | 16,441 | 6,278 |
| Class N | 370 | 4,767 | N/A | N/A | 6,545 | 50 | 21,569 | 6,459 |
| Class R | N/A | N/A | N/A | N/A | 40 | 50 | 46 | N/A |
| Class Y | 402 | 692 | 126 | N/A | 40 | 100 | 46 | 109 |
| **NET ASSET VALUE PER SHARE:** | | | | | | | | |
| Class A | $10.58 | $9.99 | $10.58 | $1.00 | $6.54 | $10.51 | $5.59 | $11.38 |
| Class B | N/A | N/A | N/A | $1.00 | $6.53 | N/A | $5.59 | N/A |
| Class C | $10.58 | $9.98 | $10.58 | $1.00 | $6.53 | N/A | $5.59 | $11.27 |
| Class E | N/A | N/A | N/A | N/A | $6.53 | $10.51 | $5.59 | N/A |
| Class I | $10.59 | $9.99 | $10.58 | N/A | $6.54 | $10.51 | $5.59 | $11.42 |
| Class N | $10.59 | $9.99 | N/A | N/A | $6.54 | $10.51 | $5.59 | $11.42 |
| Class R | N/A | N/A | N/A | N/A | $6.53 | $10.50 | $5.59 | N/A |
| Class Y | $10.59 | $9.99 | $10.58 | N/A | $6.53 | $10.51 | $5.59 | $11.37 |
| **+COST** | | | | | | | | |
| Investments in unaffiliated securities at cost | $444,529 | $497,247 | $31,274 | $1,252,518 | $857,390 | $41,043 | $271,949 | $157,538 |
| Cash denominated in foreign currencies at cost | 967 | 690 | — | — | — | — | — | 6,506 |
| ^Securities loaned at value | 2,557 | 3,821 | — | — | 2,871 | — | — | 6,861 |

*Not shown due to rounding.
(1)Effective February 21, 2019, the Fund's name changed from Ivy IG International Small Cap Fund to Ivy International Small Cap Fund.

See Accompanying Notes to Financial Statements.

AS OF SEPTEMBER 30, 2019

| (In thousands, except per share amounts) | Ivy Pictet Emerging Markets Local Currency Debt Fund | Ivy Pictet Targeted Return Bond Fund | Ivy PineBridge High Yield Fund |
|---|---|---|---|
| **ASSETS** | | | |
| Investments in unaffiliated securities at value+^ | $ 125,812 | $ 214,374 | $ 102,931 |
|    Investments at Value | 125,812 | 214,374 | 102,931 |
| Cash | 4,525 | — | 1 |
| Cash denominated in foreign currencies at value+ | 25 | 4,390 | — |
| Restricted cash | 2,016 | 1,347 | — |
| Investment securities sold receivable | 369 | — | 85 |
| Dividends and interest receivable | 1,468 | 1,705 | 1,565 |
| Capital shares sold receivable | 16 | 47 | 41 |
| Receivable from affiliates | 216 | 218 | 86 |
| Unrealized appreciation on forward foreign currency contracts | 6,080 | 1,524 | — |
| Swap agreements, at value | 385 | 2 | — |
| Receivable from securities lending income – net | —* | —* | 2 |
| Variation margin receivable | 1 | 8 | — |
| Prepaid and other assets | 31 | 23 | 27 |
|    Total Assets | 140,944 | 223,638 | 104,738 |
| **LIABILITIES** | | | |
| Cash collateral on securities loaned at value | 89 | 478 | 1,506 |
| Investment securities purchased payable | 4,138 | — | 747 |
| Capital shares redeemed payable | 132 | 273 | 115 |
| Independent Trustees and Chief Compliance Officer fees payable | 3 | 6 | 2 |
| Overdraft due to custodian | — | 6 | — |
| Distribution and service fees payable | —* | —* | —* |
| Shareholder servicing payable | 15 | 22 | 10 |
| Investment management fee payable | 3 | 5 | 2 |
| Accounting services fee payable | 6 | 8 | 5 |
| Unrealized depreciation on forward foreign currency contracts | 6,701 | 749 | — |
| Swap agreements, at value | 427 | 540 | — |
| Variation margin payable | 61 | 168 | — |
| Written options at value+ | — | 663 | — |
| Other liabilities | 101 | 21 | 8 |
|    Total Liabilities | 11,676 | 2,939 | 2,395 |
|    Commitments and Contingencies (See Note 2 and Note 11) | | | |
|      Total Net Assets | $129,268 | $220,699 | $102,343 |
| **NET ASSETS** | | | |
| Capital paid in (shares authorized – unlimited) | $ 135,168 | $ 215,059 | $ 103,160 |
| Accumulated earnings gain (loss) | (5,900) | 5,640 | (817) |
|    Total Net Assets | $129,268 | $220,699 | $102,343 |
| **CAPITAL SHARES OUTSTANDING:** | | | |
|    Class A | 1,025 | 2,288 | 1,017 |
|    Class C | 226 | 415 | N/A |
|    Class E | 200 | N/A | N/A |
|    Class I | 8,931 | 11,700 | 5,464 |
|    Class N | 3,890 | 6,763 | 3,825 |
|    Class R | 199 | N/A | 50 |
|    Class Y | 301 | 350 | N/A |
| **NET ASSET VALUE PER SHARE:** | | | |
|    Class A | $8.68 | $10.22 | $9.88 |
|    Class C | $8.47 | $10.10 | N/A |
|    Class E | $8.71 | N/A | N/A |
|    Class I | $8.77 | $10.26 | $9.88 |
|    Class N | $8.77 | $10.28 | $9.88 |
|    Class R | $8.60 | N/A | $9.88 |
|    Class Y | $8.69 | $10.22 | N/A |
| **+COST** | | | |
| Investments in unaffiliated securities at cost | $ 125,516 | $ 210,273 | $102,670 |
| Cash denominated in foreign currencies at cost | 25 | 4,333 | — |
| Written options premiums received at cost | — | 637 | — |
| ^Securities loaned at value | 84 | 467 | 1,468 |

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

FOR THE YEAR ENDED SEPTEMBER 30, 2019

| (In thousands) | Ivy Apollo Multi-Asset Income Fund | Ivy Apollo Strategic Income Fund | Ivy California Municipal High Income Fund | Ivy Cash Management Fund | Ivy Corporate Bond Fund | Ivy Crossover Credit Fund | Ivy Government Securities Fund | Ivy International Small Cap Fund[1] |
|---|---|---|---|---|---|---|---|---|
| **INVESTMENT INCOME** | | | | | | | | |
| Dividends from unaffiliated securities | $ 8,337 | $ 406 | $ — | $ — | $ 8 | $ — | $ — | $ 4,052 |
| Foreign dividend withholding tax | (579) | — | — | — | — | — | — | (292) |
| Interest and amortization from unaffiliated securities | 16,668 | 26,676 | 963 | 33,151 | 32,508 | 1,534 | 8,029 | 55 |
| Foreign interest withholding tax | — | (1) | — | — | — | — | — | — |
| Securities lending income – net | 110 | 71 | — | — | 10 | 3 | 2 | 110 |
| Total Investment Income | 24,536 | 27,152 | 963 | 33,151 | 32,526 | 1,537 | 8,031 | 3,925 |
| **EXPENSES** | | | | | | | | |
| Investment management fee | 3,265 | 3,356 | 151 | 4,369 | 4,340 | 186 | 1,624 | 1,623 |
| Distribution and service fees: | | | | | | | | |
| Class A | 303 | 295 | 34 | — | 867 | 29 | 171 | 39 |
| Class B | N/A | N/A | N/A | 6 | 6 | N/A | 2 | N/A |
| Class C | 149 | 58 | 18 | 13 | 38 | N/A | 12 | 18 |
| Class E | N/A | N/A | N/A | N/A | 1 | 1 | 1 | N/A |
| Class R | N/A | N/A | N/A | N/A | 1 | 2 | 1 | N/A |
| Class Y | 13 | 18 | 3 | N/A | 1 | 3 | 1 | 5 |
| Shareholder servicing: | | | | | | | | |
| Class A | 235 | 156 | 5 | 4,061 | 796 | 4 | 189 | 22 |
| Class B | N/A | N/A | N/A | 1 | 6 | N/A | 3 | N/A |
| Class C | 28 | 16 | 1 | 3 | 14 | N/A | 4 | 2 |
| Class E | N/A | N/A | N/A | N/A | —* | —* | —* | N/A |
| Class I | 541 | 516 | 20 | N/A | 860 | 37 | 174 | 124 |
| Class N | 5 | 6 | N/A | N/A | 5 | —* | 18 | 9 |
| Class R | N/A | N/A | N/A | N/A | 1 | 1 | 1 | N/A |
| Class Y | 9 | 11 | 2 | N/A | —* | 2 | —* | 4 |
| Registration fees | 90 | 95 | 58 | 180 | 133 | 85 | 117 | 83 |
| Custodian fees | 57 | 49 | 3 | 15 | 17 | 4 | 11 | 49 |
| Independent Trustees and Chief Compliance Officer fees | 29 | 31 | 3 | 100 | 87 | 3 | 29 | 8 |
| Accounting services fee | 137 | 140 | 28 | 256 | 232 | 30 | 114 | 69 |
| Professional fees | 63 | 64 | 34 | 42 | 50 | 41 | 33 | 50 |
| Third-party valuation service fees | 31 | 2 | — | — | — | — | — | 19 |
| Commitment and interest expense for borrowing | — | 19 | 1 | — | — | — | — | — |
| Other | 50 | 44 | 10 | 129 | 80 | 13 | 26 | 28 |
| Total Expenses | 5,005 | 4,876 | 371 | 9,175 | 7,535 | 441 | 2,531 | 2,152 |
| Less: | | | | | | | | |
| Expenses in excess of limit | (762) | (1,016) | (149) | — | — | (162) | (141) | (452) |
| Total Net Expenses | 4,243 | 3,860 | 222 | 9,175 | 7,535 | 279 | 2,390 | 1,700 |
| Net Investment Income | 20,293 | 23,292 | 741 | 23,976 | 24,991 | 1,258 | 5,641 | 2,225 |
| **REALIZED AND UNREALIZED GAIN (LOSS)** | | | | | | | | |
| Net realized gain (loss) on: | | | | | | | | |
| Investments in unaffiliated securities | 5,474 | (1,175) | 40 | 10 | 1,533 | 272 | (1,046) | (12,629) |
| Swap agreements | (34) | (34) | — | — | — | — | — | — |
| Forward foreign currency contracts | 670 | 615 | — | — | — | — | — | — |
| Foreign currency exchange transactions | (181) | (131) | — | — | — | — | — | (142) |
| Net change in unrealized appreciation (depreciation) on: | | | | | | | | |
| Investments in unaffiliated securities | (12,070) | 2,303 | 1,635 | — | 73,955 | 3,067 | 22,615 | 62 |
| Swap agreements | (10) | (11) | — | — | — | — | — | — |
| Forward foreign currency contracts | 619 | 650 | — | — | — | — | — | — |
| Foreign currency exchange transactions | (9) | 1 | — | — | — | — | — | (25) |
| Net Realized and Unrealized Gain (Loss) | (5,541) | 2,218 | 1,675 | 10 | 75,488 | 3,339 | 21,569 | (12,734) |
| Net Increase (Decrease) in Net Assets Resulting from Operations | $ 14,752 | $ 25,510 | $2,416 | $23,986 | $100,479 | $4,597 | $27,210 | $(10,509) |

*Not shown due to rounding.
(1)Effective February 21, 2019, the Fund's name changed from Ivy IG International Small Cap Fund to Ivy International Small Cap Fund.

See Accompanying Notes to Financial Statements.

# STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2019

| (In thousands) | Ivy Pictet Emerging Markets Local Currency Debt Fund | Ivy Pictet Targeted Return Bond Fund | Ivy PineBridge High Yield Fund |
|---|---:|---:|---:|
| **INVESTMENT INCOME** | | | |
| Interest and amortization from unaffiliated securities | $ 8,601 | $ 6,848 | $ 5,673 |
| Foreign interest withholding tax | (69) | (3) | — |
| Securities lending income – net | 8 | 7 | 26 |
| Total Investment Income | 8,540 | 6,852 | 5,699 |
| **EXPENSES** | | | |
| Investment management fee | 1,033 | 2,073 | 564 |
| Distribution and service fees: | | | |
| Class A | 26 | 53 | 21 |
| Class C | 19 | 41 | N/A |
| Class E | 4 | N/A | N/A |
| Class R | 9 | N/A | 2 |
| Class Y | 7 | 9 | N/A |
| Shareholder servicing: | | | |
| Class A | 17 | 22 | 6 |
| Class C | 1 | 2 | N/A |
| Class E | —* | N/A | N/A |
| Class I | 145 | 215 | 87 |
| Class N | 5 | 9 | 4 |
| Class R | 4 | N/A | 1 |
| Class Y | 4 | 5 | N/A |
| Registration fees | 87 | 83 | 64 |
| Custodian fees | 134 | 76 | 8 |
| Independent Trustees and Chief Compliance Officer fees | 13 | 15 | 6 |
| Accounting services fee | 69 | 92 | 52 |
| Professional fees | 58 | 52 | 40 |
| Third-party valuation service fees | —* | — | — |
| Commitment and interest expense for borrowing | — | — | 4 |
| Other | 23 | 28 | 15 |
| Total Expenses | 1,658 | 2,775 | 874 |
| Less: | | | |
| Expenses in excess of limit | (464) | (479) | (197) |
| Total Net Expenses | 1,194 | 2,296 | 677 |
| Net Investment Income | 7,346 | 4,556 | 5,022 |
| **REALIZED AND UNREALIZED GAIN (LOSS)** | | | |
| Net realized gain (loss) on: | | | |
| Investments in unaffiliated securities | (1,967) | (7,168) | (1,054) |
| Futures contracts | (357) | (7,360) | — |
| Written options | 5 | 2,496 | — |
| Swap agreements | (1,405) | (3,907) | — |
| Forward foreign currency contracts | (2,698) | 9,984 | — |
| Foreign currency exchange transactions | (3,249) | 10,090 | — |
| Net change in unrealized appreciation (depreciation) on: | | | |
| Investments in unaffiliated securities | 10,012 | 9,474 | 1,621 |
| Futures contracts | 27 | (384) | — |
| Written options | — | (358) | — |
| Swap agreements | (270) | (1,385) | — |
| Forward foreign currency contracts | 975 | 539 | — |
| Foreign currency exchange transactions | (11) | (82) | — |
| Net Realized and Unrealized Gain | 1,062 | 11,939 | 567 |
| Net Increase in Net Assets Resulting from Operations | $ 8,408 | $ 16,495 | $ 5,589 |

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

# STATEMENTS OF CHANGES IN NET ASSETS

| (In thousands) | Ivy Apollo Multi-Asset Income Fund | | Ivy Apollo Strategic Income Fund | | Ivy California Municipal High Income Fund | |
|---|---|---|---|---|---|---|
| | Year ended 9-30-19 | Year ended 9-30-18 | Year ended 9-30-19 | Year ended 9-30-18 | Year ended 9-30-19 | Year ended 9-30-18 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| Operations: | | | | | | |
| Net investment income | $ 20,293 | $ 21,544 | $ 23,292 | $ 22,281 | $ 741 | $ 623 |
| Net realized gain (loss) on investments | 5,929 | 13,394 | (725) | 331 | 40 | (125) |
| Net change in unrealized appreciation (depreciation) | (11,470) | (10,112) | 2,943 | (13,793) | 1,635 | (303) |
| Net Increase in Net Assets Resulting from Operations | 14,752 | 24,826 | 25,510 | 8,819 | 2,416 | 195 |
| **Distributions to Shareholders From:** | | | | | | |
| Net investment income: | | | | | | |
| Class A | | (5,179) | | (4,727) | | (273) |
| Class C | | (543) | | (238) | | (26) |
| Class I | | (15,238) | | (13,474) | | (284) |
| Class N | | (139) | | (2,464) | | N/A |
| Class Y | | (205) | | (345) | | (32) |
| Net realized gains: | | | | | | |
| Class A | | (166) | | (650) | | (14) |
| Class C | | (23) | | (43) | | (2) |
| Class I | | (463) | | (1,752) | | (13) |
| Class N | | (4) | | (317) | | N/A |
| Class Y | | (6) | | (48) | | (2) |
| Accumulated earnings: | | | | | | |
| (combined net investment income and net realized gains) | | | | | | |
| Class A | (9,075) | | (5,616) | | (340) | |
| Class C | (998) | | (233) | | (30) | |
| Class I | (25,556) | | (16,194) | | (334) | |
| Class N | (294) | | (2,533) | | N/A | |
| Class Y | (410) | | (342) | | (33) | |
| Total Distributions to Shareholders | (36,333) | (21,966) | (24,918) | (24,058) | (737) | (646) |
| Capital Share Transactions | (28,653) | (64,566) | (4,654) | (6,566) | 3,010 | 10,394 |
| Net Increase (Decrease) in Net Assets | (50,234) | (61,706) | (4,062) | (21,805) | 4,689 | 9,943 |
| Net Assets, Beginning of Period | 511,324 | 573,030 | 499,057 | 520,862 | 28,041 | 18,098 |
| Net Assets, End of Period | $461,090 | $ 511,324 | $494,995 | $499,057 | $32,730 | $28,041 |
| Undistributed net investment income | | $ 5,642 | | $ 3,127 | | $ 13 |

See Accompanying Notes to Financial Statements.

132  ANNUAL REPORT  2019

| (In thousands) | Ivy Cash Management Fund | | Ivy Corporate Bond Fund | | Ivy Crossover Credit Fund | |
|---|---|---|---|---|---|---|
| | Year ended 9-30-19 | Year ended 9-30-18 | Year ended 9-30-19 | Year ended 9-30-18 | Year ended 9-30-19 | Year ended 9-30-18 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| Operations: | | | | | | |
| Net investment income | $ 23,976 | $ 14,017 | $ 24,991 | $ 27,252 | $ 1,258 | $ 1,212 |
| Net realized gain (loss) on investments | 10 | 67 | 1,533 | (5,916) | 272 | (387) |
| Net change in unrealized appreciation (depreciation) | — | — | 73,955 | (39,185) | 3,067 | (1,824) |
| Net Increase (Decrease) in Net Assets Resulting from Operations | 23,986 | 14,084 | 100,479 | (17,849) | 4,597 | (999) |
| Distributions to Shareholders From: | | | | | | |
| Net investment income: | | | | | | |
| Class A | | (14,011) | | (9,308) | | (336) |
| Class B | | (3) | | (10) | | N/A |
| Class C | | (3) | | (86) | | N/A |
| Class E | | N/A | | (6) | | (14) |
| Class I | | N/A | | (15,488) | | (684) |
| Class N | | N/A | | (1,556) | | (15) |
| Class R | | N/A | | (5) | | (11) |
| Class Y | | N/A | | (5) | | (28) |
| Net realized gains: | | | | | | |
| Class A | | — | | — | | (113) |
| Class B | | — | | — | | N/A |
| Class C | | — | | — | | N/A |
| Class E | | N/A | | — | | (5) |
| Class I | | N/A | | — | | (191) |
| Class N | | N/A | | — | | (4) |
| Class R | | N/A | | — | | (4) |
| Class Y | | N/A | | — | | (10) |
| Accumulated earnings: | | | | | | |
| (combined net investment income and net realized gains) | | | | | | |
| Class A | (23,958) | | (8,915) | | (412) | |
| Class B | (6) | | (6) | | N/A | |
| Class C | (12) | | (65) | | N/A | |
| Class E | N/A | | (7) | | (17) | |
| Class I | N/A | | (15,141) | | (866) | |
| Class N | N/A | | (1,176) | | (19) | |
| Class R | N/A | | (6) | | (15) | |
| Class Y | N/A | | (7) | | (35) | |
| Total Distributions to Shareholders | (23,976) | (14,017) | (25,323) | (26,464) | (1,364) | (1,415) |
| Capital Share Transactions | (23,815) | (98,043) | (114,020) | (116,224) | 2,906 | 6,837 |
| Net Increase (Decrease) in Net Assets | (23,805) | (97,976) | (38,864) | (160,537) | 6,139 | 4,423 |
| Net Assets, Beginning of Period | 1,282,968 | 1,380,944 | 957,696 | 1,118,233 | 36,931 | 32,508 |
| Net Assets, End of Period | $1,259,163 | $1,282,968 | $918,832 | $957,696 | $43,070 | $36,931 |
| Undistributed net investment income | | $ — | | $ 3,382 | | $ 229 |

See Accompanying Notes to Financial Statements.

| (In thousands) | Ivy Government Securities Fund | | Ivy International Small Cap Fund[1] | | Ivy Pictet Emerging Markets Local Currency Debt Fund | |
|---|---|---|---|---|---|---|
| | Year ended 9-30-19 | Year ended 9-30-18 | Year ended 9-30-19 | Year ended 9-30-18 | Year ended 9-30-19 | Year ended 9-30-18 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| Operations: | | | | | | |
| Net investment income | $ 5,641 | $ 5,929 | $ 2,225 | $ 1,720 | $ 7,346 | $ 6,077 |
| Net realized loss on investments | (1,046) | (2,732) | (12,771) | (1,036) | (9,671) | (7,822) |
| Net change in unrealized appreciation (depreciation) | 22,615 | (11,801) | 37 | (332) | 10,733 | (12,998) |
| Net Increase (Decrease) in Net Assets Resulting from Operations | 27,210 | (8,604) | (10,509) | 352 | 8,408 | (14,743) |
| **Distributions to Shareholders From:** | | | | | | |
| Net investment income: | | | | | | |
| Class A | | (1,069) | | (22) | | (331) |
| Class B | | (1) | | N/A | | N/A |
| Class C | | (7) | | — | | (39) |
| Class E | | (4) | | N/A | | (50) |
| Class I | | (2,342) | | (99) | | (1,455) |
| Class N | | (3,146) | | (314) | | (1,499) |
| Class R | | (3) | | N/A | | (43) |
| Class Y | | (3) | | (3) | | (82) |
| Net realized gains: | | | | | | |
| Class A | | — | | — | | — |
| Class B | | — | | N/A | | N/A |
| Class C | | — | | — | | — |
| Class E | | — | | N/A | | — |
| Class I | | — | | (12) | | — |
| Class N | | — | | (32) | | — |
| Class R | | — | | N/A | | — |
| Class Y | | — | | — | | — |
| Accumulated earnings: | | | | | | |
| (combined net investment income and net realized gains) | | | | | | |
| Class A | (1,084) | | (224) | | — | |
| Class B | (1) | | N/A | | N/A | |
| Class C | (8) | | (10) | | — | |
| Class E | (4) | | N/A | | —* | |
| Class I | (1,917) | | (1,137) | | (187) | |
| Class N | (3,023) | | (1,365) | | (97) | |
| Class R | (3) | | N/A | | — | |
| Class Y | (4) | | (40) | | — | |
| Total Distributions to Shareholders | (6,044) | (6,575) | (2,776) | (482) | (284) | (3,499) |
| Capital Share Transactions | (114,107) | (2,145) | 4,295 | 130,194 | (20,756) | 41,031 |
| Net Increase (Decrease) in Net Assets | (92,941) | (17,324) | (8,990) | 130,064 | (12,632) | 22,789 |
| Net Assets, Beginning of Period | 375,249 | 392,573 | 172,936 | 42,872 | 141,900 | 119,111 |
| Net Assets, End of Period | $282,308 | $375,249 | $163,946 | $172,936 | $129,268 | $141,900 |
| Undistributed (distributions in excess of) net investment income | | $ 28 | | $ 1,590 | | $ (3,136) |

*Not shown due to rounding.
[1]Effective February 21, 2019, the Fund's name changed from Ivy IG International Small Cap Fund to Ivy International Small Cap Fund.

See Accompanying Notes to Financial Statements.

| (In thousands) | Ivy Pictet Targeted Return Bond Fund | | Ivy PineBridge High Yield Fund | |
|---|---|---|---|---|
| | Year ended 9-30-19 | Year ended 9-30-18 | Year ended 9-30-19 | Year ended 9-30-18 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | |
| Operations: | | | | |
| Net investment income | $ 4,556 | $ 4,612 | $ 5,022 | $ 4,065 |
| Net realized gain (loss) on investments | 4,135 | 7,183 | (1,054) | (414) |
| Net change in unrealized appreciation (depreciation) | 7,804 | (11,914) | 1,621 | (1,927) |
| Net Increase (Decrease) in Net Assets Resulting from Operations | 16,495 | (119) | 5,589 | 1,724 |
| | | | | |
| Distributions to Shareholders From: | | | | |
| Net investment income: | | | | |
| Class A | | (134) | | (369) |
| Class C | | (22) | | N/A |
| Class I | | (817) | | (1,911) |
| Class N | | (1,116) | | (1,776) |
| Class R | | N/A | | (22) |
| Class Y | | (24) | | N/A |
| Net realized gains: | | | | |
| Class A | | — | | (23) |
| Class C | | — | | N/A |
| Class I | | — | | (96) |
| Class N | | — | | (110) |
| Class R | | N/A | | (1) |
| Class Y | | — | | N/A |
| Accumulated earnings: | | | | |
| (combined net investment income and net realized gains) | | | | |
| Class A | (1,003) | | (439) | |
| Class C | (169) | | N/A | |
| Class I | (6,359) | | (2,640) | |
| Class N | (4,192) | | (1,834) | |
| Class R | N/A | | (24) | |
| Class Y | (171) | | N/A | |
| Total Distributions to Shareholders | (11,894) | (2,113) | (4,937) | (4,308) |
| Capital Share Transactions | (24,430) | (51,077) | 14,710 | 26,039 |
| Net Increase (Decrease) in Net Assets | (19,829) | (53,309) | 15,362 | 23,455 |
| Net Assets, Beginning of Period | 240,528 | 293,837 | 86,981 | 63,526 |
| Net Assets, End of Period | $220,699 | $240,528 | $102,343 | $ 86,981 |
| Undistributed net investment income | | $ 6,666 | | $ 356 |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY APOLLO MULTI-ASSET INCOME FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| Class A Shares | | | | | | | |
| Year ended 9-30-2019 | $ 11.07 | $0.43 | $(0.13) | $0.30 | $(0.45) | $(0.34) | $(0.79) |
| Year ended 9-30-2018 | 11.02 | 0.42 | 0.05 | 0.47 | (0.41) | (0.01) | (0.42) |
| Year ended 9-30-2017 | 10.45 | 0.39 | 0.50 | 0.89 | (0.30) | (0.02) | (0.32) |
| Year ended 9-30-2016[4] | 10.00 | 0.37 | 0.31 | 0.68 | (0.23) | —* | (0.23) |
| Class C Shares | | | | | | | |
| Year ended 9-30-2019 | 11.07 | 0.35 | (0.12) | 0.23 | (0.38) | (0.34) | (0.72) |
| Year ended 9-30-2018 | 11.02 | 0.33 | 0.06 | 0.39 | (0.33) | (0.01) | (0.34) |
| Year ended 9-30-2017 | 10.46 | 0.31 | 0.50 | 0.81 | (0.23) | (0.02) | (0.25) |
| Year ended 9-30-2016[4] | 10.00 | 0.28 | 0.33 | 0.61 | (0.15) | —* | (0.15) |
| Class I Shares | | | | | | | |
| Year ended 9-30-2019 | 11.07 | 0.47 | (0.11) | 0.36 | (0.50) | (0.34) | (0.84) |
| Year ended 9-30-2018 | 11.02 | 0.45 | 0.06 | 0.51 | (0.45) | (0.01) | (0.46) |
| Year ended 9-30-2017 | 10.46 | 0.41 | 0.51 | 0.92 | (0.34) | (0.02) | (0.36) |
| Year ended 9-30-2016[4] | 10.00 | 0.39 | 0.32 | 0.71 | (0.25) | —* | (0.25) |
| Class N Shares | | | | | | | |
| Year ended 9-30-2019 | 11.08 | 0.47 | (0.12) | 0.35 | (0.50) | (0.34) | (0.84) |
| Year ended 9-30-2018 | 11.03 | 0.47 | 0.05 | 0.52 | (0.46) | (0.01) | (0.47) |
| Year ended 9-30-2017 | 10.46 | 0.43 | 0.52 | 0.95 | (0.36) | (0.02) | (0.38) |
| Year ended 9-30-2016[4] | 10.00 | 0.38 | 0.33 | 0.71 | (0.25) | —* | (0.25) |
| Class Y Shares | | | | | | | |
| Year ended 9-30-2019 | 11.07 | 0.42 | (0.10) | 0.32 | (0.46) | (0.34) | (0.80) |
| Year ended 9-30-2018 | 11.02 | 0.42 | 0.06 | 0.48 | (0.42) | (0.01) | (0.43) |
| Year ended 9-30-2017 | 10.45 | 0.39 | 0.51 | 0.90 | (0.31) | (0.02) | (0.33) |
| Year ended 9-30-2016[4] | 10.00 | 0.34 | 0.34 | 0.68 | (0.23) | —* | (0.23) |

*   Not shown due to rounding.
(1) Based on average weekly shares outstanding.
(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.
(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.
(4) For the period from October 1, 2015 (commencement of operations of the class) through September 30, 2016.
(5) Annualized.
(6) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2016.
(7) Ratio of expenses to average net assets excluding offering cost was 1.25%.
(8) Ratio of expenses to average net assets excluding offering cost was 2.01%.
(9) Ratio of expenses to average net assets excluding offering cost was 0.93%.
(10) Ratio of expenses to average net assets excluding offering cost was 0.89%.
(11) Ratio of expenses to average net assets excluding offering cost was 1.20%.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 9-30-2019 | $10.58 | 3.22% | $ 119 | 1.20% | 4.06% | 1.24% | 4.02% | 54% |
| Year ended 9-30-2018 | 11.07 | 4.41 | 131 | 1.24 | 3.77 | 1.24 | 3.77 | 59 |
| Year ended 9-30-2017 | 11.02 | 8.67 | 143 | 1.24 | 3.64 | — | — | 84 |
| Year ended 9-30-2016[4] | 10.45 | 6.85 | 95 | 1.30[5][7] | 3.69[5] | 1.41[5] | 3.58[5] | 63[6] |
| **Class C Shares** | | | | | | | | |
| Year ended 9-30-2019 | 10.58 | 2.46 | 14 | 1.94 | 3.31 | 1.98 | 3.27 | 54 |
| Year ended 9-30-2018 | 11.07 | 3.64 | 16 | 1.98 | 3.01 | 1.98 | 3.01 | 59 |
| Year ended 9-30-2017 | 11.02 | 7.86 | 20 | 1.97 | 2.87 | — | — | 84 |
| Year ended 9-30-2016[4] | 10.46 | 6.14 | 14 | 2.06[5][8] | 2.78[5] | — | — | 63[6] |
| **Class I Shares** | | | | | | | | |
| Year ended 9-30-2019 | 10.59 | 3.77 | 320 | 0.75 | 4.51 | 0.97 | 4.29 | 54 |
| Year ended 9-30-2018 | 11.07 | 4.71 | 354 | 0.93 | 4.07 | 0.96 | 4.04 | 59 |
| Year ended 9-30-2017 | 11.02 | 8.92 | 401 | 0.95 | 3.88 | — | — | 84 |
| Year ended 9-30-2016[4] | 10.46 | 7.25 | 255 | 0.98[5][9] | 3.80[5] | — | — | 63[6] |
| **Class N Shares** | | | | | | | | |
| Year ended 9-30-2019 | 10.59 | 3.69 | 4 | 0.75 | 4.50 | 0.92 | 4.33 | 54 |
| Year ended 9-30-2018 | 11.08 | 4.96 | 4 | 0.79 | 4.23 | 0.80 | 4.22 | 59 |
| Year ended 9-30-2017 | 11.03 | 9.12 | 4 | 0.78 | 4.09 | — | — | 84 |
| Year ended 9-30-2016[4] | 10.46 | 7.26 | 3 | 0.94[5][10] | 3.73[5] | — | — | 63[6] |
| **Class Y Shares** | | | | | | | | |
| Year ended 9-30-2019 | 10.59 | 3.33 | 4 | 1.17 | 4.06 | 1.21 | 4.02 | 54 |
| Year ended 9-30-2018 | 11.07 | 4.45 | 6 | 1.19 | 3.82 | 1.19 | 3.82 | 59 |
| Year ended 9-30-2017 | 11.02 | 8.75 | 5 | 1.17 | 3.69 | — | — | 84 |
| Year ended 9-30-2016[4] | 10.45 | 6.90 | 4 | 1.25[5][11] | 3.31[5] | 1.33[5] | 3.23[5] | 63[6] |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY APOLLO STRATEGIC INCOME FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 9-30-2019 | $ 9.97 | $0.44 | $0.06 | $0.50 | $(0.45) | $(0.03) | $(0.48) |
| Year ended 9-30-2018 | 10.27 | 0.42 | (0.27) | 0.15 | (0.40) | (0.05) | (0.45) |
| Year ended 9-30-2017 | 10.26 | 0.39 | 0.04 | 0.43 | (0.38) | (0.04) | (0.42) |
| Year ended 9-30-2016[4] | 10.00 | 0.34 | 0.18 | 0.52 | (0.26) | — | (0.26) |
| **Class C Shares** | | | | | | | |
| Year ended 9-30-2019 | 9.97 | 0.36 | 0.05 | 0.41 | (0.37) | (0.03) | (0.40) |
| Year ended 9-30-2018 | 10.27 | 0.35 | (0.27) | 0.08 | (0.33) | (0.05) | (0.38) |
| Year ended 9-30-2017 | 10.26 | 0.32 | 0.04 | 0.36 | (0.31) | (0.04) | (0.35) |
| Year ended 9-30-2016[4] | 10.00 | 0.27 | 0.19 | 0.46 | (0.20) | — | (0.20) |
| **Class I Shares** | | | | | | | |
| Year ended 9-30-2019 | 9.98 | 0.48 | 0.05 | 0.53 | (0.49) | (0.03) | (0.52) |
| Year ended 9-30-2018 | 10.28 | 0.45 | (0.27) | 0.18 | (0.43) | (0.05) | (0.48) |
| Year ended 9-30-2017 | 10.27 | 0.42 | 0.05 | 0.47 | (0.42) | (0.04) | (0.46) |
| Year ended 9-30-2016[4] | 10.00 | 0.39 | 0.17 | 0.56 | (0.29) | — | (0.29) |
| **Class N Shares** | | | | | | | |
| Year ended 9-30-2019 | 9.98 | 0.48 | 0.05 | 0.53 | (0.49) | (0.03) | (0.52) |
| Year ended 9-30-2018 | 10.28 | 0.46 | (0.27) | 0.19 | (0.44) | (0.05) | (0.49) |
| Year ended 9-30-2017 | 10.27 | 0.43 | 0.04 | 0.47 | (0.42) | (0.04) | (0.46) |
| Year ended 9-30-2016[4] | 10.00 | 0.34 | 0.22 | 0.56 | (0.29) | — | (0.29) |
| **Class Y Shares** | | | | | | | |
| Year ended 9-30-2019 | 9.97 | 0.44 | 0.06 | 0.50 | (0.45) | (0.03) | (0.48) |
| Year ended 9-30-2018 | 10.27 | 0.42 | (0.27) | 0.15 | (0.40) | (0.05) | (0.45) |
| Year ended 9-30-2017 | 10.26 | 0.40 | 0.04 | 0.44 | (0.39) | (0.04) | (0.43) |
| Year ended 9-30-2016[4] | 10.00 | 0.33 | 0.20 | 0.53 | (0.27) | — | (0.27) |

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from October 1, 2015 (commencement of operations of the class) through September 30, 2016.

(5) Annualized.

(6) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2016.

(7) Ratio of expenses to average net assets excluding offering cost was 1.10%.

(8) Ratio of expenses to average net assets excluding offering cost was 1.79%.

(9) Ratio of expenses to average net assets excluding offering cost was 0.80%.

(10) Ratio of expenses to average net assets excluding offering cost was 0.79%.

(11) Ratio of expenses to average net assets excluding offering cost was 1.05%.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 9-30-2019 | $ 9.99 | 5.13% | $ 120 | 1.05% | 4.45% | 1.15% | 4.35% | 45% |
| Year ended 9-30-2018 | 9.97 | 1.53 | 117 | 1.15 | 4.14 | 1.16 | 4.13 | 48 |
| Year ended 9-30-2017 | 10.27 | 4.38 | 123 | 1.15 | 3.83 | 1.17 | 3.81 | 48 |
| Year ended 9-30-2016[4] | 10.26 | 5.35 | 95 | 1.15[5][7] | 3.36[5] | 1.26[5] | 3.25[5] | 42[6] |
| **Class C Shares** | | | | | | | | |
| Year ended 9-30-2019 | 9.98 | 4.21 | 5 | 1.85 | 3.65 | 2.04 | 3.46 | 45 |
| Year ended 9-30-2018 | 9.97 | 0.82 | 6 | 1.85 | 3.43 | 2.02 | 3.26 | 48 |
| Year ended 9-30-2017 | 10.27 | 3.66 | 8 | 1.85 | 3.13 | 1.98 | 3.00 | 48 |
| Year ended 9-30-2016[4] | 10.26 | 4.66 | 8 | 1.84[5][8] | 2.71[5] | 1.96[5] | 2.59[5] | 42[6] |
| **Class I Shares** | | | | | | | | |
| Year ended 9-30-2019 | 9.99 | 5.43 | 315 | 0.67 | 4.83 | 0.93 | 4.57 | 45 |
| Year ended 9-30-2018 | 9.98 | 1.95 | 315 | 0.82 | 4.46 | 0.93 | 4.35 | 48 |
| Year ended 9-30-2017 | 10.28 | 4.59 | 320 | 0.85 | 4.13 | 0.94 | 4.04 | 48 |
| Year ended 9-30-2016[4] | 10.27 | 5.75 | 184 | 0.85[5][9] | 3.91[5] | 0.98[5] | 3.78[5] | 42[6] |
| **Class N Shares** | | | | | | | | |
| Year ended 9-30-2019 | 9.99 | 5.43 | 48 | 0.67 | 4.83 | 0.78 | 4.72 | 45 |
| Year ended 9-30-2018 | 9.98 | 1.92 | 53 | 0.77 | 4.52 | 0.78 | 4.51 | 48 |
| Year ended 9-30-2017 | 10.28 | 4.75 | 61 | 0.77 | 4.24 | — | — | 48 |
| Year ended 9-30-2016[4] | 10.27 | 5.75 | 6 | 0.84[5][10] | 3.44[5] | — | — | 42[6] |
| **Class Y Shares** | | | | | | | | |
| Year ended 9-30-2019 | 9.99 | 5.13 | 7 | 1.05 | 4.46 | 1.18 | 4.33 | 45 |
| Year ended 9-30-2018 | 9.97 | 1.58 | 8 | 1.10 | 4.18 | 1.17 | 4.11 | 48 |
| Year ended 9-30-2017 | 10.27 | 4.44 | 9 | 1.10 | 3.89 | 1.19 | 3.80 | 48 |
| Year ended 9-30-2016[4] | 10.26 | 5.39 | 6 | 1.10[5][11] | 3.31[5] | 1.23[5] | 3.18[5] | 42[6] |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY CALIFORNIA MUNICIPAL HIGH INCOME FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 9-30-2019 | $ 9.98 | $0.26 | $0.60 | $0.86 | $(0.26) | $ — | $(0.26) |
| Year ended 9-30-2018 | 10.16 | 0.26 | (0.16) | 0.10 | (0.26) | (0.02) | (0.28) |
| Year ended 9-30-2017[4] | 10.00 | 0.26 | 0.14 | 0.40 | (0.24) | — | (0.24) |
| **Class C Shares** | | | | | | | |
| Year ended 9-30-2019 | 9.98 | 0.17 | 0.60 | 0.77 | (0.17) | — | (0.17) |
| Year ended 9-30-2018 | 10.16 | 0.17 | (0.17) | 0.00* | (0.16) | (0.02) | (0.18) |
| Year ended 9-30-2017[4] | 10.00 | 0.19 | 0.16 | 0.35 | (0.19) | — | (0.19) |
| **Class I Shares** | | | | | | | |
| Year ended 9-30-2019 | 9.98 | 0.28 | 0.60 | 0.88 | (0.28) | — | (0.28) |
| Year ended 9-30-2018 | 10.16 | 0.28 | (0.16) | 0.12 | (0.28) | (0.02) | (0.30) |
| Year ended 9-30-2017[4] | 10.00 | 0.28 | 0.13 | 0.41 | (0.25) | — | (0.25) |
| **Class Y Shares** | | | | | | | |
| Year ended 9-30-2019 | 9.98 | 0.26 | 0.60 | 0.86 | (0.26) | — | (0.26) |
| Year ended 9-30-2018 | 10.16 | 0.25 | (0.15) | 0.10 | (0.26) | (0.02) | (0.28) |
| Year ended 9-30-2017[4] | 10.00 | 0.25 | 0.15 | 0.40 | (0.24) | — | (0.24) |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from October 3, 2016 (commencement of operations of the class) through September 30, 2017.

(5) Annualized.

(6) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2017.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 9-30-2019 | $10.58 | 8.73% | $17 | 0.80% | 2.54% | 1.29% | 2.05% | 10% |
| Year ended 9-30-2018 | 9.98 | 0.89 | 14 | 0.78 | 2.56 | 1.32 | 2.02 | 10 |
| Year ended 9-30-2017[4] | 10.16 | 4.17 | 8 | 0.60[5] | 2.62[5] | 1.12[5] | 2.10[5] | 7[6] |
| **Class C Shares** | | | | | | | | |
| Year ended 9-30-2019 | 10.58 | 7.81 | 2 | 1.66 | 1.69 | 2.06 | 1.29 | 10 |
| Year ended 9-30-2018 | 9.98 | -0.07 | 2 | 1.63 | 1.70 | 2.08 | 1.25 | 10 |
| Year ended 9-30-2017[4] | 10.16 | 3.53 | 2 | 1.33[5] | 1.88[5] | 1.85[5] | 1.36[5] | 7[6] |
| **Class I Shares** | | | | | | | | |
| Year ended 9-30-2019 | 10.58 | 8.95 | 13 | 0.60 | 2.75 | 1.16 | 2.19 | 10 |
| Year ended 9-30-2018 | 9.98 | 1.10 | 11 | 0.58 | 2.74 | 1.20 | 2.12 | 10 |
| Year ended 9-30-2017[4] | 10.16 | 4.31 | 7 | 0.43[5] | 2.87[5] | 0.95[5] | 2.35[5] | 7[6] |
| **Class Y Shares** | | | | | | | | |
| Year ended 9-30-2019 | 10.58 | 8.73 | 1 | 0.80 | 2.55 | 1.40 | 1.95 | 10 |
| Year ended 9-30-2018 | 9.98 | 0.93 | 1 | 0.78 | 2.56 | 1.44 | 1.90 | 10 |
| Year ended 9-30-2017[4] | 10.16 | 4.09 | 1 | 0.60[5] | 2.54[5] | 1.23[5] | 1.91[5] | 7[6] |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY CASH MANAGEMENT FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 9-30-2019 | $1.00 | $0.02 | $0.00* | $0.02 | $(0.02) | $— | $(0.02) |
| Year ended 9-30-2018 | 1.00 | 0.01 | 0.00* | 0.01 | (0.01) | — | (0.01) |
| Year ended 9-30-2017 | 1.00 | 0.00* | 0.00* | 0.00* | —* | — | —* |
| Year ended 9-30-2016 | 1.00 | 0.00* | 0.00* | 0.00* | —* | — | —* |
| Year ended 9-30-2015 | 1.00 | 0.00* | 0.00* | 0.00* | —* | — | —* |
| **Class B Shares[4]** | | | | | | | |
| Year ended 9-30-2019 | 1.00 | 0.01 | 0.00* | 0.01 | (0.01) | — | (0.01) |
| Year ended 9-30-2018 | 1.00 | 0.00* | 0.00* | 0.00* | —* | — | —* |
| Year ended 9-30-2017 | 1.00 | 0.00* | 0.00* | 0.00* | —* | — | —* |
| Year ended 9-30-2016 | 1.00 | 0.00* | 0.00* | 0.00* | —* | — | —* |
| Year ended 9-30-2015 | 1.00 | 0.00* | 0.00* | 0.00* | —* | — | —* |
| **Class C Shares** | | | | | | | |
| Year ended 9-30-2019 | 1.00 | 0.01 | 0.00* | 0.01 | (0.01) | — | (0.01) |
| Year ended 9-30-2018 | 1.00 | 0.00* | 0.00* | 0.00* | —* | — | —* |
| Year ended 9-30-2017 | 1.00 | 0.00* | 0.00* | 0.00* | —* | — | —* |
| Year ended 9-30-2016 | 1.00 | 0.00* | 0.00* | 0.00* | —* | — | —* |
| Year ended 9-30-2015 | 1.00 | 0.00* | 0.00* | 0.00* | —* | — | —* |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3] |
|---|---|---|---|---|---|---|---|
| Class A Shares | | | | | | | |
| Year ended 9-30-2019 | $1.00 | 1.87% | $1,257 | 0.71% | 1.86% | —% | —% |
| Year ended 9-30-2018 | 1.00 | 1.11 | 1,281 | 0.75 | 1.03 | — | — |
| Year ended 9-30-2017 | 1.00 | 0.27 | 1,378 | 0.74 | 0.27 | 0.75 | 0.26 |
| Year ended 9-30-2016 | 1.00 | 0.02 | 1,401 | 0.49 | 0.02 | 0.79 | -0.28 |
| Year ended 9-30-2015 | 1.00 | 0.02 | 1,350 | 0.19 | 0.02 | 0.80 | -0.59 |
| Class B Shares[4] | | | | | | | |
| Year ended 9-30-2019 | 1.00 | 1.05 | 1 | 1.51 | 1.06 | — | — |
| Year ended 9-30-2018 | 1.00 | 0.27 | 1 | 1.60 | 0.21 | 1.65 | 0.16 |
| Year ended 9-30-2017 | 1.00 | 0.02 | 1 | 0.96 | 0.02 | 1.61 | -0.63 |
| Year ended 9-30-2016 | 1.00 | 0.02 | 1 | 0.49 | 0.02 | 1.73 | -1.22 |
| Year ended 9-30-2015 | 1.00 | 0.02 | 1 | 0.19 | 0.02 | 1.79 | -1.58 |
| Class C Shares | | | | | | | |
| Year ended 9-30-2019 | 1.00 | 0.91 | 1 | 1.65 | 0.93 | — | — |
| Year ended 9-30-2018 | 1.00 | 0.24 | 1 | 1.55 | 0.08 | 1.68 | -0.05 |
| Year ended 9-30-2017 | 1.00 | 0.02 | 2 | 0.98 | 0.02 | 1.61 | -0.61 |
| Year ended 9-30-2016 | 1.00 | 0.02 | 3 | 0.46 | 0.02 | 1.62 | -1.14 |
| Year ended 9-30-2015 | 1.00 | 0.02 | 5 | 0.18 | 0.02 | 1.59 | -1.39 |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY CORPORATE BOND FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 9-30-2019 | $6.02 | $ 0.16 | $ 0.52 | $ 0.68 | $ (0.16) | $  — | $ (0.16) |
| Year ended 9-30-2018 | 6.27 | 0.15 | (0.26) | (0.11) | (0.14) | — | (0.14) |
| Year ended 9-30-2017 | 6.51 | 0.13 | (0.12) | 0.01 | (0.14) | (0.11) | (0.25) |
| Year ended 9-30-2016 | 6.30 | 0.13 | 0.28 | 0.41 | (0.13) | (0.07) | (0.20) |
| Year ended 9-30-2015 | 6.34 | 0.13 | (0.03) | 0.10 | (0.14) | — | (0.14) |
| **Class B Shares[4]** | | | | | | | |
| Year ended 9-30-2019 | 6.01 | 0.06 | 0.52 | 0.58 | (0.06) | — | (0.06) |
| Year ended 9-30-2018 | 6.26 | 0.05 | (0.25) | (0.20) | (0.05) | — | (0.05) |
| Year ended 9-30-2017 | 6.51 | 0.04 | (0.12) | (0.08) | (0.06) | (0.11) | (0.17) |
| Year ended 9-30-2016 | 6.29 | 0.04 | 0.29 | 0.33 | (0.04) | (0.07) | (0.11) |
| Year ended 9-30-2015 | 6.34 | 0.05 | (0.04) | 0.01 | (0.06) | — | (0.06) |
| **Class C Shares** | | | | | | | |
| Year ended 9-30-2019 | 6.01 | 0.10 | 0.52 | 0.62 | (0.10) | — | (0.10) |
| Year ended 9-30-2018 | 6.26 | 0.09 | (0.25) | (0.16) | (0.09) | — | (0.09) |
| Year ended 9-30-2017 | 6.50 | 0.08 | (0.12) | (0.04) | (0.09) | (0.11) | (0.20) |
| Year ended 9-30-2016 | 6.29 | 0.07 | 0.28 | 0.35 | (0.07) | (0.07) | (0.14) |
| Year ended 9-30-2015 | 6.34 | 0.07 | (0.03) | 0.04 | (0.09) | — | (0.09) |
| **Class E Shares** | | | | | | | |
| Year ended 9-30-2019 | 6.01 | 0.17 | 0.52 | 0.69 | (0.17) | — | (0.17) |
| Year ended 9-30-2018[5] | 6.28 | 0.16 | (0.29) | (0.13) | (0.14) | — | (0.14) |
| **Class I Shares** | | | | | | | |
| Year ended 9-30-2019 | 6.02 | 0.18 | 0.52 | 0.70 | (0.18) | — | (0.18) |
| Year ended 9-30-2018 | 6.27 | 0.17 | (0.26) | (0.09) | (0.16) | — | (0.16) |
| Year ended 9-30-2017 | 6.51 | 0.15 | (0.12) | 0.03 | (0.16) | (0.11) | (0.27) |
| Year ended 9-30-2016 | 6.30 | 0.15 | 0.28 | 0.43 | (0.15) | (0.07) | (0.22) |
| Year ended 9-30-2015 | 6.35 | 0.15 | (0.04) | 0.11 | (0.16) | — | (0.16) |
| **Class N Shares** | | | | | | | |
| Year ended 9-30-2019 | 6.01 | 0.19 | 0.53 | 0.72 | (0.19) | — | (0.19) |
| Year ended 9-30-2018[5] | 6.28 | 0.17 | (0.28) | (0.11) | (0.16) | — | (0.16) |
| **Class R Shares** | | | | | | | |
| Year ended 9-30-2019 | 6.01 | 0.14 | 0.52 | 0.66 | (0.14) | — | (0.14) |
| Year ended 9-30-2018[5] | 6.28 | 0.13 | (0.28) | (0.15) | (0.12) | — | (0.12) |
| **Class Y Shares** | | | | | | | |
| Year ended 9-30-2019 | 6.01 | 0.16 | 0.53 | 0.69 | (0.17) | — | (0.17) |
| Year ended 9-30-2018[5] | 6.28 | 0.15 | (0.29) | (0.14) | (0.13) | — | (0.13) |

\*   *Not shown due to rounding.*

(1) *Based on average weekly shares outstanding.*

(2) *Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.*

(3) *Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.*

(4) *These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.*

(5) *For the period from October 16, 2017 (commencement of operations of the class) through September 30, 2018.*

(6) *Annualized.*

(7) *Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2018.*

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 9-30-2019 | $6.54 | 11.48% | $ 348 | 1.02% | 2.54% | —% | —% | 63% |
| Year ended 9-30-2018 | 6.02 | -1.72 | 364 | 1.05 | 2.41 | 1.05 | 2.41 | 29 |
| Year ended 9-30-2017 | 6.27 | 0.39 | 437 | 0.98 | 2.09 | 0.99 | 2.08 | 42 |
| Year ended 9-30-2016 | 6.51 | 6.58 | 520 | 0.97 | 2.03 | 0.98 | 2.02 | 88 |
| Year ended 9-30-2015 | 6.30 | 1.66 | 1,206 | 0.95 | 2.02 | 0.96 | 2.01 | 58 |
| **Class B Shares[4]** | | | | | | | | |
| Year ended 9-30-2019 | 6.53 | 9.66 | 1 | 2.61 | 0.96 | — | — | 63 |
| Year ended 9-30-2018 | 6.01 | -3.18 | 1 | 2.56 | 0.87 | — | — | 29 |
| Year ended 9-30-2017 | 6.26 | -1.50 | 1 | 2.39 | 0.68 | — | — | 42 |
| Year ended 9-30-2016 | 6.51 | 5.31 | 2 | 2.31 | 0.68 | — | — | 88 |
| Year ended 9-30-2015 | 6.29 | 0.21 | 3 | 2.26 | 0.73 | — | — | 58 |
| **Class C Shares** | | | | | | | | |
| Year ended 9-30-2019 | 6.53 | 10.52 | 4 | 1.92 | 1.64 | — | — | 63 |
| Year ended 9-30-2018 | 6.01 | -2.63 | 4 | 1.94 | 1.48 | — | — | 29 |
| Year ended 9-30-2017 | 6.26 | -0.46 | 8 | 1.85 | 1.22 | — | — | 42 |
| Year ended 9-30-2016 | 6.50 | 5.65 | 10 | 1.85 | 1.14 | — | — | 88 |
| Year ended 9-30-2015 | 6.29 | 0.56 | 10 | 1.87 | 1.11 | — | — | 58 |
| **Class E Shares** | | | | | | | | |
| Year ended 9-30-2019 | 6.53 | 11.74 | —* | 0.80 | 2.75 | — | — | 63 |
| Year ended 9-30-2018[5] | 6.01 | -2.01 | —* | 0.84[6] | 2.78[6] | — | — | 29[7] |
| **Class I Shares** | | | | | | | | |
| Year ended 9-30-2019 | 6.54 | 11.84 | 523 | 0.70 | 2.86 | — | — | 63 |
| Year ended 9-30-2018 | 6.02 | -1.41 | 545 | 0.72 | 2.74 | — | — | 29 |
| Year ended 9-30-2017 | 6.27 | 0.68 | 672 | 0.69 | 2.39 | — | — | 42 |
| Year ended 9-30-2016 | 6.51 | 6.88 | 752 | 0.67 | 2.28 | — | — | 88 |
| Year ended 9-30-2015 | 6.30 | 1.80 | 2 | 0.67 | 2.41 | — | — | 58 |
| **Class N Shares** | | | | | | | | |
| Year ended 9-30-2019 | 6.54 | 12.19 | 43 | 0.55 | 3.00 | — | — | 63 |
| Year ended 9-30-2018[5] | 6.01 | -1.77 | 44 | 0.57[6] | 3.06[6] | — | — | 29[7] |
| **Class R Shares** | | | | | | | | |
| Year ended 9-30-2019 | 6.53 | 11.20 | —* | 1.29 | 2.27 | — | — | 63 |
| Year ended 9-30-2018[5] | 6.01 | -2.43 | —* | 1.35[6] | 2.27[6] | — | — | 29[7] |
| **Class Y Shares** | | | | | | | | |
| Year ended 9-30-2019 | 6.53 | 11.62 | —* | 0.93 | 2.62 | — | — | 63 |
| Year ended 9-30-2018[5] | 6.01 | -2.16 | —* | 1.00[6] | 2.62[6] | — | — | 29[7] |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY CROSSOVER CREDIT FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 9-30-2019 | $ 9.64 | $0.32 | $ 0.90 | $ 1.22 | $(0.35) | $ — | $(0.35) |
| Year ended 9-30-2018 | 10.26 | 0.30 | (0.56) | (0.26) | (0.27) | (0.09) | (0.36) |
| Year ended 9-30-2017[4] | 10.00 | 0.13 | 0.23 | 0.36 | (0.10) | — | (0.10) |
| **Class E Shares** | | | | | | | |
| Year ended 9-30-2019 | 9.64 | 0.32 | 0.90 | 1.22 | (0.35) | — | (0.35) |
| Year ended 9-30-2018 | 10.26 | 0.31 | (0.57) | (0.26) | (0.27) | (0.09) | (0.36) |
| Year ended 9-30-2017[4] | 10.00 | 0.13 | 0.23 | 0.36 | (0.10) | — | (0.10) |
| **Class I Shares** | | | | | | | |
| Year ended 9-30-2019 | 9.64 | 0.34 | 0.90 | 1.24 | (0.37) | — | (0.37) |
| Year ended 9-30-2018 | 10.26 | 0.33 | (0.56) | (0.23) | (0.30) | (0.09) | (0.39) |
| Year ended 9-30-2017[4] | 10.00 | 0.15 | 0.22 | 0.37 | (0.11) | — | (0.11) |
| **Class N Shares** | | | | | | | |
| Year ended 9-30-2019 | 9.64 | 0.34 | 0.90 | 1.24 | (0.37) | — | (0.37) |
| Year ended 9-30-2018 | 10.26 | 0.33 | (0.56) | (0.23) | (0.30) | (0.09) | (0.39) |
| Year ended 9-30-2017[4] | 10.00 | 0.15 | 0.22 | 0.37 | (0.11) | — | (0.11) |
| **Class R Shares** | | | | | | | |
| Year ended 9-30-2019 | 9.63 | 0.27 | 0.90 | 1.17 | (0.30) | — | (0.30) |
| Year ended 9-30-2018 | 10.25 | 0.25 | (0.57) | (0.32) | (0.21) | (0.09) | (0.30) |
| Year ended 9-30-2017[4] | 10.00 | 0.10 | 0.23 | 0.33 | (0.08) | — | (0.08) |
| **Class Y Shares** | | | | | | | |
| Year ended 9-30-2019 | 9.64 | 0.32 | 0.90 | 1.22 | (0.35) | — | (0.35) |
| Year ended 9-30-2018 | 10.26 | 0.30 | (0.56) | (0.26) | (0.27) | (0.09) | (0.36) |
| Year ended 9-30-2017[4] | 10.00 | 0.13 | 0.23 | 0.36 | (0.10) | — | (0.10) |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from April 3, 2017 (commencement of operations of the class) through September 30, 2017.

(5) Annualized.

(6) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2017.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| Class A Shares | | | | | | | | |
| Year ended 9-30-2019 | $ 10.51 | 13.10% | $ 12 | 0.90% | 3.23% | 1.25% | 2.88% | 94% |
| Year ended 9-30-2018 | 9.64 | -2.56 | 12 | 0.90 | 3.07 | 1.19 | 2.78 | 85 |
| Year ended 9-30-2017[4] | 10.26 | 3.51 | 11 | 0.90[5] | 2.63[5] | 0.95[5] | 2.58[5] | 112[6] |
| Class E Shares | | | | | | | | |
| Year ended 9-30-2019 | 10.51 | 13.10 | 1 | 0.90 | 3.23 | 1.22 | 2.91 | 94 |
| Year ended 9-30-2018 | 9.64 | -2.54 | —* | 0.87 | 3.09 | 1.11 | 2.85 | 85 |
| Year ended 9-30-2017[4] | 10.26 | 3.48 | 1 | 0.96[5] | 2.56[5] | 1.00[5] | 2.52[5] | 112[6] |
| Class I Shares | | | | | | | | |
| Year ended 9-30-2019 | 10.51 | 13.39 | 27 | 0.65 | 3.47 | 1.13 | 2.99 | 94 |
| Year ended 9-30-2018 | 9.64 | -2.41 | 23 | 0.65 | 3.33 | 1.06 | 2.92 | 85 |
| Year ended 9-30-2017[4] | 10.26 | 3.72 | 18 | 0.65[5] | 2.89[5] | 0.83[5] | 2.71[5] | 112[6] |
| Class N Shares | | | | | | | | |
| Year ended 9-30-2019 | 10.51 | 13.39 | 1 | 0.65 | 3.48 | 0.98 | 3.15 | 94 |
| Year ended 9-30-2018 | 9.64 | -2.41 | 1 | 0.65 | 3.31 | 0.90 | 3.06 | 85 |
| Year ended 9-30-2017[4] | 10.26 | 3.72 | 1 | 0.65[5] | 2.87[5] | 0.69[5] | 2.83[5] | 112[6] |
| Class R Shares | | | | | | | | |
| Year ended 9-30-2019 | 10.50 | 12.47 | 1 | 1.40 | 2.74 | 1.72 | 2.42 | 94 |
| Year ended 9-30-2018 | 9.63 | -3.13 | —* | 1.45 | 2.51 | 1.69 | 2.27 | 85 |
| Year ended 9-30-2017[4] | 10.25 | 3.29 | 1 | 1.45[5] | 2.07[5] | 1.48[5] | 2.04[5] | 112[6] |
| Class Y Shares | | | | | | | | |
| Year ended 9-30-2019 | 10.51 | 13.10 | 1 | 0.90 | 3.23 | 1.37 | 2.76 | 94 |
| Year ended 9-30-2018 | 9.64 | -2.56 | 1 | 0.90 | 3.06 | 1.29 | 2.67 | 85 |
| Year ended 9-30-2017[4] | 10.26 | 3.51 | 1 | 0.90[5] | 2.63[5] | 1.08[5] | 2.45[5] | 112[6] |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY GOVERNMENT SECURITIES FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 9-30-2019 | $5.23 | $0.08 | $ 0.37 | $ 0.45 | $(0.09) | $— | $(0.09) |
| Year ended 9-30-2018 | 5.43 | 0.06 | (0.19) | (0.13) | (0.07) | — | (0.07) |
| Year ended 9-30-2017 | 5.60 | 0.06 | (0.16) | (0.10) | (0.07) | — | (0.07) |
| Year ended 9-30-2016 | 5.51 | 0.06 | 0.10 | 0.16 | (0.07) | — | (0.07) |
| Year ended 9-30-2015 | 5.49 | 0.07 | 0.03 | 0.10 | (0.08) | — | (0.08) |
| **Class B Shares[4]** | | | | | | | |
| Year ended 9-30-2019 | 5.23 | 0.02 | 0.36 | 0.38 | (0.02) | — | (0.02) |
| Year ended 9-30-2018 | 5.43 | 0.01 | (0.18) | (0.17) | (0.03) | — | (0.03) |
| Year ended 9-30-2017 | 5.60 | 0.00* | (0.16) | (0.16) | (0.01) | — | (0.01) |
| Year ended 9-30-2016 | 5.51 | 0.00* | 0.10 | 0.10 | (0.01) | — | (0.01) |
| Year ended 9-30-2015 | 5.49 | 0.00* | 0.04 | 0.04 | (0.02) | — | (0.02) |
| **Class C Shares** | | | | | | | |
| Year ended 9-30-2019 | 5.23 | 0.03 | 0.37 | 0.40 | (0.04) | — | (0.04) |
| Year ended 9-30-2018 | 5.43 | 0.01 | (0.18) | (0.17) | (0.03) | — | (0.03) |
| Year ended 9-30-2017 | 5.60 | 0.01 | (0.15) | (0.14) | (0.03) | — | (0.03) |
| Year ended 9-30-2016 | 5.51 | 0.01 | 0.11 | 0.12 | (0.03) | — | (0.03) |
| Year ended 9-30-2015 | 5.49 | 0.02 | 0.04 | 0.06 | (0.04) | — | (0.04) |
| **Class E Shares** | | | | | | | |
| Year ended 9-30-2019 | 5.23 | 0.09 | 0.36 | 0.45 | (0.09) | — | (0.09) |
| Year ended 9-30-2018[5] | 5.43 | 0.07 | (0.19) | (0.12) | (0.08) | — | (0.08) |
| **Class I Shares** | | | | | | | |
| Year ended 9-30-2019 | 5.23 | 0.09 | 0.37 | 0.46 | (0.10) | — | (0.10) |
| Year ended 9-30-2018 | 5.43 | 0.08 | (0.19) | (0.11) | (0.09) | — | (0.09) |
| Year ended 9-30-2017 | 5.60 | 0.07 | (0.15) | (0.08) | (0.09) | — | (0.09) |
| Year ended 9-30-2016 | 5.51 | 0.07 | 0.11 | 0.18 | (0.09) | — | (0.09) |
| Year ended 9-30-2015 | 5.49 | 0.08 | 0.04 | 0.12 | (0.10) | — | (0.10) |
| **Class N Shares** | | | | | | | |
| Year ended 9-30-2019 | 5.23 | 0.10 | 0.37 | 0.47 | (0.11) | — | (0.11) |
| Year ended 9-30-2018[5] | 5.43 | 0.08 | (0.19) | (0.11) | (0.09) | — | (0.09) |
| **Class R Shares** | | | | | | | |
| Year ended 9-30-2019 | 5.23 | 0.06 | 0.37 | 0.43 | (0.07) | — | (0.07) |
| Year ended 9-30-2018[5] | 5.43 | 0.05 | (0.20) | (0.15) | (0.05) | — | (0.05) |
| **Class Y Shares** | | | | | | | |
| Year ended 9-30-2019 | 5.23 | 0.08 | 0.36 | 0.44 | (0.08) | — | (0.08) |
| Year ended 9-30-2018[5] | 5.43 | 0.06 | (0.19) | (0.13) | (0.07) | — | (0.07) |

\*   Not shown due to rounding.

(1)  Based on average weekly shares outstanding.

(2)  Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3)  Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4)  These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5)  For the period from October 16, 2017 (commencement of operations of the class) through September 30, 2018.

(6)  Annualized.

(7)  Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2018.

(8)  Expense ratio based on the period excluding reorganization expenses was 1.00%.

(9)  Expense ratio based on the period excluding reorganization expenses was 0.72%.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 9-30-2019 | $5.59 | 8.59% | $ 68 | 1.00% | 1.47% | 1.13% | 1.34% | 12% |
| Year ended 9-30-2018 | 5.23 | -2.35 | 71 | 1.04[8] | 1.19 | 1.16 | 1.07 | 42 |
| Year ended 9-30-2017 | 5.43 | -1.73 | 87 | 1.02 | 1.20 | 1.10 | 1.04 | 37 |
| Year ended 9-30-2016 | 5.60 | 3.01 | 118 | 1.01 | 1.11 | 1.07 | 1.05 | 43 |
| Year ended 9-30-2015 | 5.51 | 1.88 | 244 | 1.01 | 1.18 | 1.07 | 1.12 | 63 |
| **Class B Shares[4]** | | | | | | | | |
| Year ended 9-30-2019 | 5.59 | 7.32 | —* | 2.13 | 0.34 | 2.72 | -0.25 | 12 |
| Year ended 9-30-2018 | 5.23 | -3.22 | —* | 2.05 | 0.11 | 2.57 | -0.41 | 42 |
| Year ended 9-30-2017 | 5.43 | -2.81 | 1 | 2.13 | 0.01 | 2.27 | -0.13 | 37 |
| Year ended 9-30-2016 | 5.60 | 1.83 | 1 | 2.17 | -0.05 | 2.21 | -0.09 | 43 |
| Year ended 9-30-2015 | 5.51 | 0.68 | 1 | 2.20 | -0.01 | 2.24 | -0.05 | 63 |
| **Class C Shares** | | | | | | | | |
| Year ended 9-30-2019 | 5.59 | 7.61 | 1 | 1.88 | 0.59 | 1.95 | 0.52 | 12 |
| Year ended 9-30-2018 | 5.23 | -3.14 | 1 | 1.88 | 0.24 | 2.16 | -0.04 | 42 |
| Year ended 9-30-2017 | 5.43 | -2.58 | 2 | 1.88 | 0.26 | 1.95 | 0.19 | 37 |
| Year ended 9-30-2016 | 5.60 | 2.10 | 3 | 1.91 | 0.21 | 1.95 | 0.17 | 43 |
| Year ended 9-30-2015 | 5.51 | 1.04 | 4 | 1.84 | 0.35 | 1.88 | 0.31 | 63 |
| **Class E Shares** | | | | | | | | |
| Year ended 9-30-2019 | 5.59 | 8.75 | —* | 0.86 | 1.61 | — | — | 12 |
| Year ended 9-30-2018[5] | 5.23 | -2.23 | —* | 0.90[6] | 1.46[6] | — | — | 42[7] |
| **Class I Shares** | | | | | | | | |
| Year ended 9-30-2019 | 5.59 | 8.89 | 93 | 0.72 | 1.75 | 0.77 | 1.70 | 12 |
| Year ended 9-30-2018 | 5.23 | -2.10 | 124 | 0.78[9] | 1.46 | 0.82 | 1.42 | 42 |
| Year ended 9-30-2017 | 5.43 | -1.44 | 303 | 0.74 | 1.38 | 0.76 | 1.36 | 37 |
| Year ended 9-30-2016 | 5.60 | 3.33 | 157 | 0.70 | 1.33 | 0.74 | 1.29 | 43 |
| Year ended 9-30-2015 | 5.51 | 2.20 | 2 | 0.70 | 1.50 | 0.74 | 1.46 | 63 |
| **Class N Shares** | | | | | | | | |
| Year ended 9-30-2019 | 5.59 | 9.01 | 120 | 0.61 | 1.86 | — | — | 12 |
| Year ended 9-30-2018[5] | 5.23 | -1.99 | 179 | 0.63[6] | 1.74[6] | — | — | 42[7] |
| **Class R Shares** | | | | | | | | |
| Year ended 9-30-2019 | 5.59 | 8.22 | —* | 1.34 | 1.12 | — | — | 12 |
| Year ended 9-30-2018[5] | 5.23 | -2.68 | —* | 1.41[6] | 0.95[6] | — | — | 42[7] |
| **Class Y Shares** | | | | | | | | |
| Year ended 9-30-2019 | 5.59 | 8.50 | —* | 1.00 | 1.47 | — | — | 12 |
| Year ended 9-30-2018[5] | 5.23 | -2.41 | —* | 1.06[6][8] | 1.30[6] | 1.09[6] | 1.27[6] | 42[7] |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY INTERNATIONAL SMALL CAP FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 9-30-2019 | $12.28 | $ 0.11 | $(0.85) | $(0.74) | $ (0.14) | $(0.02) | $ (0.16) |
| Year ended 9-30-2018 | 12.06 | 0.10 | 0.14 | 0.24 | (0.02) | — | (0.02) |
| Year ended 9-30-2017[4] | 10.00 | 0.09 | 1.97 | 2.06 | — | — | — |
| **Class C Shares** | | | | | | | |
| Year ended 9-30-2019 | 12.14 | 0.03 | (0.84) | (0.81) | (0.04) | (0.02) | (0.06) |
| Year ended 9-30-2018 | 12.00 | 0.01 | 0.13 | 0.14 | — | — | — |
| Year ended 9-30-2017[4] | 10.00 | 0.03 | 1.97 | 2.00 | — | — | — |
| **Class I Shares** | | | | | | | |
| Year ended 9-30-2019 | 12.33 | 0.16 | (0.87) | (0.71) | (0.18) | (0.02) | (0.20) |
| Year ended 9-30-2018 | 12.08 | 0.16 | 0.13 | 0.29 | (0.04) | —* | (0.04) |
| Year ended 9-30-2017[4] | 10.00 | 0.11 | 1.97 | 2.08 | — | — | — |
| **Class N Shares** | | | | | | | |
| Year ended 9-30-2019 | 12.32 | 0.15 | (0.85) | (0.70) | (0.18) | (0.02) | (0.20) |
| Year ended 9-30-2018 | 12.09 | 0.16 | 0.11 | 0.27 | (0.04) | —* | (0.04) |
| Year ended 9-30-2017[4] | 10.00 | 0.11 | 1.98 | 2.09 | — | — | — |
| **Class Y Shares** | | | | | | | |
| Year ended 9-30-2019 | 12.28 | 0.08 | (0.83) | (0.75) | (0.14) | (0.02) | (0.16) |
| Year ended 9-30-2018 | 12.06 | 0.14 | 0.10 | 0.24 | (0.02) | — | (0.02) |
| Year ended 9-30-2017[4] | 10.00 | 0.09 | 1.97 | 2.06 | — | — | — |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from January 10, 2017 (commencement of operations of the class) through September 30, 2017.

(5) Annualized.

(6) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2017.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 9-30-2019 | $ 11.38 | -5.92% | $ 16 | 1.39% | 1.02% | 1.58% | 0.83% | 73% |
| Year ended 9-30-2018 | 12.28 | 1.98 | 18 | 1.45 | 0.79 | 1.54 | 0.70 | 60 |
| Year ended 9-30-2017[4] | 12.06 | 20.60 | 13 | 1.45[5] | 1.11[5] | 1.61[5] | 0.95[5] | 38[6] |
| **Class C Shares** | | | | | | | | |
| Year ended 9-30-2019 | 11.27 | -6.62 | 2 | 2.14 | 0.25 | 2.33 | 0.06 | 73 |
| Year ended 9-30-2018 | 12.14 | 1.17 | 2 | 2.22 | 0.11 | 2.27 | 0.06 | 60 |
| Year ended 9-30-2017[4] | 12.00 | 20.00 | 1 | 2.17[5] | 0.39[5] | 2.33[5] | 0.23[5] | 38[6] |
| **Class I Shares** | | | | | | | | |
| Year ended 9-30-2019 | 11.42 | -5.64 | 72 | 0.99 | 1.47 | 1.37 | 1.09 | 73 |
| Year ended 9-30-2018 | 12.33 | 2.33 | 66 | 1.12 | 1.28 | 1.34 | 1.06 | 60 |
| Year ended 9-30-2017[4] | 12.08 | 20.90 | 27 | 1.15[5] | 1.42[5] | 1.45[5] | 1.12[5] | 38[6] |
| **Class N Shares** | | | | | | | | |
| Year ended 9-30-2019 | 11.42 | -5.57 | 73 | 0.99 | 1.40 | 1.20 | 1.19 | 73 |
| Year ended 9-30-2018 | 12.32 | 2.28 | 82 | 1.13 | 1.25 | 1.18 | 1.20 | 60 |
| Year ended 9-30-2017[4] | 12.09 | 20.90 | 1 | 1.15[5] | 1.41[5] | 1.31[5] | 1.25[5] | 38[6] |
| **Class Y Shares** | | | | | | | | |
| Year ended 9-30-2019 | 11.37 | -6.00 | 1 | 1.39 | 0.71 | 1.63 | 0.47 | 73 |
| Year ended 9-30-2018 | 12.28 | 1.98 | 5 | 1.45 | 1.10 | 1.59 | 0.96 | 60 |
| Year ended 9-30-2017[4] | 12.06 | 20.60 | 1 | 1.45[5] | 1.11[5] | 1.70[5] | 0.86[5] | 38[6] |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY PICTET EMERGING MARKETS LOCAL CURRENCY DEBT FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 9-30-2019 | $8.22 | $0.42 | $0.04 | $ 0.46 | $ — | $— | $ — |
| Year ended 9-30-2018 | 9.47 | 0.39 | (1.40) | (1.01) | (0.24) | — | (0.24) |
| Year ended 9-30-2017 | 9.21 | 0.41 | (0.15) | 0.26 | — | — | — |
| Year ended 9-30-2016 | 8.11 | 0.33 | 0.77 | 1.10 | — | — | — |
| Year ended 9-30-2015 | 9.76 | 0.34 | (1.83) | (1.49) | (0.16) | —* | (0.16) |
| **Class C Shares** | | | | | | | |
| Year ended 9-30-2019 | 8.06 | 0.36 | 0.05 | 0.41 | — | — | — |
| Year ended 9-30-2018 | 9.28 | 0.31 | (1.37) | (1.06) | (0.16) | — | (0.16) |
| Year ended 9-30-2017 | 9.09 | 0.34 | (0.15) | 0.19 | — | — | — |
| Year ended 9-30-2016 | 8.06 | 0.28 | 0.75 | 1.03 | — | — | — |
| Year ended 9-30-2015 | 9.73 | 0.27 | (1.83) | (1.56) | (0.11) | —* | (0.11) |
| **Class E Shares** | | | | | | | |
| Year ended 9-30-2019 | 8.23 | 0.44 | 0.04 | 0.48 | —* | — | —* |
| Year ended 9-30-2018 | 9.48 | 0.39 | (1.39) | (1.00) | (0.25) | — | (0.25) |
| Year ended 9-30-2017 | 9.21 | 0.42 | (0.15) | 0.27 | — | — | — |
| Year ended 9-30-2016 | 8.11 | 0.35 | 0.75 | 1.10 | — | — | — |
| Year ended 9-30-2015 | 9.76 | 0.33 | (1.82) | (1.49) | (0.16) | —* | (0.16) |
| **Class I Shares** | | | | | | | |
| Year ended 9-30-2019 | 8.28 | 0.47 | 0.04 | 0.51 | (0.02) | — | (0.02) |
| Year ended 9-30-2018 | 9.54 | 0.43 | (1.41) | (0.98) | (0.28) | — | (0.28) |
| Year ended 9-30-2017 | 9.25 | 0.46 | (0.17) | 0.29 | — | — | — |
| Year ended 9-30-2016 | 8.12 | 0.39 | 0.74 | 1.13 | — | — | — |
| Year ended 9-30-2015 | 9.77 | 0.36 | (1.84) | (1.48) | (0.17) | —* | (0.17) |
| **Class N Shares** | | | | | | | |
| Year ended 9-30-2019 | 8.28 | 0.46 | 0.05 | 0.51 | (0.02) | — | (0.02) |
| Year ended 9-30-2018 | 9.54 | 0.44 | (1.42) | (0.98) | (0.28) | — | (0.28) |
| Year ended 9-30-2017 | 9.25 | 0.46 | (0.17) | 0.29 | — | — | — |
| Year ended 9-30-2016 | 8.12 | 0.38 | 0.75 | 1.13 | — | — | — |
| Year ended 9-30-2015[4] | 9.08 | 0.23 | (1.19) | (0.96) | — | — | — |
| **Class R Shares** | | | | | | | |
| Year ended 9-30-2019 | 8.16 | 0.40 | 0.04 | 0.44 | — | — | — |
| Year ended 9-30-2018 | 9.41 | 0.35 | (1.38) | (1.03) | (0.22) | — | (0.22) |
| Year ended 9-30-2017 | 9.17 | 0.39 | (0.15) | 0.24 | — | — | — |
| Year ended 9-30-2016 | 8.09 | 0.32 | 0.76 | 1.08 | — | — | — |
| Year ended 9-30-2015 | 9.74 | 0.31 | (1.82) | (1.51) | (0.14) | —* | (0.14) |
| **Class Y Shares** | | | | | | | |
| Year ended 9-30-2019 | 8.22 | 0.43 | 0.04 | 0.47 | — | — | — |
| Year ended 9-30-2018 | 9.48 | 0.37 | (1.39) | (1.02) | (0.24) | — | (0.24) |
| Year ended 9-30-2017 | 9.21 | 0.41 | (0.14) | 0.27 | — | — | — |
| Year ended 9-30-2016 | 8.11 | 0.35 | 0.75 | 1.10 | — | — | — |
| Year ended 9-30-2015 | 9.76 | 0.34 | (1.83) | (1.49) | (0.16) | —* | (0.16) |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from January 30, 2015 (commencement of operations of the class) through September 30, 2015.

(5) Annualized.

(6) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2015.

(7) Ratio of expenses to average net assets excluding offering cost was 2.00%.

(8) Ratio of expenses to average net assets excluding offering cost was 2.50%.

(9) Ratio of expenses to average net assets excluding offering cost was 1.72%.

(10) Ratio of expenses to average net assets excluding offering cost was 1.62%.

(11) Ratio of expenses to average net assets excluding offering cost was 1.47%.

(12) Ratio of expenses to average net assets excluding offering cost was 2.33%.

(13) Ratio of expenses to average net assets excluding offering cost was 1.86%.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 9-30-2019 | $8.68 | 5.73% | $ 9 | 1.21% | 4.94% | 1.44% | 4.71% | 111% |
| Year ended 9-30-2018 | 8.22 | -11.01 | 12 | 1.21 | 4.28 | 1.45 | 4.04 | 90 |
| Year ended 9-30-2017 | 9.47 | 2.82 | 13 | 1.25 | 4.45 | 1.63 | 4.07 | 63 |
| Year ended 9-30-2016 | 9.21 | 13.56 | 12 | 1.25 | 3.90 | 2.03 | 3.12 | 74 |
| Year ended 9-30-2015 | 8.11 | -15.45 | 26 | 1.25 | 3.81 | 2.21[7] | 2.85 | 40 |
| **Class C Shares** | | | | | | | | |
| Year ended 9-30-2019 | 8.47 | 5.09 | 2 | 1.85 | 4.36 | 2.08 | 4.13 | 111 |
| Year ended 9-30-2018 | 8.06 | -11.56 | 2 | 1.86 | 3.54 | 2.10 | 3.30 | 90 |
| Year ended 9-30-2017 | 9.28 | 2.09 | 2 | 1.97 | 3.81 | 2.27 | 3.51 | 63 |
| Year ended 9-30-2016 | 9.09 | 12.78 | 2 | 2.00 | 3.27 | 2.50 | 2.77 | 74 |
| Year ended 9-30-2015 | 8.06 | -16.12 | 2 | 2.00 | 2.98 | 2.71[8] | 2.27 | 40 |
| **Class E Shares** | | | | | | | | |
| Year ended 9-30-2019 | 8.71 | 5.85 | 2 | 1.05 | 5.12 | 1.28 | 4.89 | 111 |
| Year ended 9-30-2018 | 8.23 | -10.78 | 2 | 1.05 | 4.32 | 1.29 | 4.08 | 90 |
| Year ended 9-30-2017 | 9.48 | 2.93 | 2 | 1.17 | 4.60 | 1.46 | 4.31 | 63 |
| Year ended 9-30-2016 | 9.21 | 13.56 | 2 | 1.26 | 4.01 | 1.72 | 3.55 | 74 |
| Year ended 9-30-2015 | 8.11 | -15.45 | 2 | 1.26 | 3.72 | 1.93[9] | 3.05 | 40 |
| **Class I Shares** | | | | | | | | |
| Year ended 9-30-2019 | 8.77 | 6.17 | 77 | 0.80 | 5.43 | 1.21 | 5.02 | 111 |
| Year ended 9-30-2018 | 8.28 | -10.56 | 80 | 0.80 | 4.80 | 1.23 | 4.37 | 90 |
| Year ended 9-30-2017 | 9.54 | 3.14 | 45 | 0.91 | 4.96 | 1.39 | 4.48 | 63 |
| Year ended 9-30-2016 | 9.25 | 13.92 | 26 | 1.00 | 4.42 | 1.62 | 3.80 | 74 |
| Year ended 9-30-2015 | 8.12 | -15.29 | 8 | 1.00 | 4.00 | 1.83[10] | 3.17 | 40 |
| **Class N Shares** | | | | | | | | |
| Year ended 9-30-2019 | 8.77 | 6.17 | 34 | 0.80 | 5.36 | 1.04 | 5.12 | 111 |
| Year ended 9-30-2018 | 8.28 | -10.56 | 41 | 0.80 | 4.83 | 1.05 | 4.58 | 90 |
| Year ended 9-30-2017 | 9.54 | 3.14 | 52 | 0.80 | 4.95 | 1.11 | 4.64 | 63 |
| Year ended 9-30-2016 | 9.25 | 13.92 | 1 | 1.00 | 4.35 | 1.47 | 3.88 | 74 |
| Year ended 9-30-2015[4] | 8.12 | -10.57 | —* | 1.00[5] | 4.03[5] | 1.68[5][11] | 3.35[5] | 40[6] |
| **Class R Shares** | | | | | | | | |
| Year ended 9-30-2019 | 8.60 | 5.39 | 2 | 1.50 | 4.69 | 1.78 | 4.41 | 111 |
| Year ended 9-30-2018 | 8.16 | -11.23 | 2 | 1.50 | 3.87 | 1.79 | 3.58 | 90 |
| Year ended 9-30-2017 | 9.41 | 2.62 | 2 | 1.50 | 4.27 | 1.97 | 3.80 | 63 |
| Year ended 9-30-2016 | 9.17 | 13.35 | 2 | 1.50 | 3.77 | 2.21 | 3.06 | 74 |
| Year ended 9-30-2015 | 8.09 | -15.63 | 2 | 1.50 | 3.48 | 2.54[12] | 2.44 | 40 |
| **Class Y Shares** | | | | | | | | |
| Year ended 9-30-2019 | 8.69 | 5.72 | 3 | 1.21 | 4.99 | 1.44 | 4.76 | 111 |
| Year ended 9-30-2018 | 8.22 | -11.00 | 3 | 1.21 | 4.11 | 1.45 | 3.87 | 90 |
| Year ended 9-30-2017 | 9.48 | 2.93 | 3 | 1.25 | 4.48 | 1.63 | 4.10 | 63 |
| Year ended 9-30-2016 | 9.21 | 13.56 | 5 | 1.25 | 4.06 | 1.86 | 3.45 | 74 |
| Year ended 9-30-2015 | 8.11 | -15.45 | 2 | 1.25 | 3.73 | 2.07[13] | 2.91 | 40 |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY PICTET TARGETED RETURN BOND FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 9-30-2019 | $10.02 | $ 0.17 | $0.52 | $ 0.69 | $(0.49) | $ — | $(0.49) |
| Year ended 9-30-2018 | 10.11 | 0.16 | (0.18) | (0.02) | (0.07) | — | (0.07) |
| Year ended 9-30-2017 | 10.21 | 0.09 | 0.03 | 0.12 | (0.13) | (0.09) | (0.22) |
| Year ended 9-30-2016[4] | 10.00 | 0.06 | 0.15 | 0.21 | — | — | — |
| **Class C Shares** | | | | | | | |
| Year ended 9-30-2019 | 9.91 | 0.10 | 0.51 | 0.61 | (0.42) | — | (0.42) |
| Year ended 9-30-2018 | 10.05 | 0.09 | (0.17) | (0.08) | (0.06) | — | (0.06) |
| Year ended 9-30-2017 | 10.16 | 0.02 | 0.02 | 0.04 | (0.06) | (0.09) | (0.15) |
| Year ended 9-30-2016[4] | 10.00 | 0.01 | 0.15 | 0.16 | — | — | — |
| **Class I Shares** | | | | | | | |
| Year ended 9-30-2019 | 10.06 | 0.20 | 0.51 | 0.71 | (0.51) | — | (0.51) |
| Year ended 9-30-2018 | 10.13 | 0.18 | (0.18) | 0.00* | (0.07) | — | (0.07) |
| Year ended 9-30-2017 | 10.23 | 0.11 | 0.03 | 0.14 | (0.15) | (0.09) | (0.24) |
| Year ended 9-30-2016[4] | 10.00 | 0.08 | 0.15 | 0.23 | — | — | — |
| **Class N Shares** | | | | | | | |
| Year ended 9-30-2019 | 10.08 | 0.21 | 0.51 | 0.72 | (0.52) | — | (0.52) |
| Year ended 9-30-2018 | 10.13 | 0.18 | (0.15) | 0.03 | (0.08) | — | (0.08) |
| Year ended 9-30-2017 | 10.24 | 0.14 | 0.00* | 0.14 | (0.16) | (0.09) | (0.25) |
| Year ended 9-30-2016[4] | 10.00 | 0.09 | 0.15 | 0.24 | — | — | — |
| **Class Y Shares** | | | | | | | |
| Year ended 9-30-2019 | 10.02 | 0.17 | 0.52 | 0.69 | (0.49) | — | (0.49) |
| Year ended 9-30-2018 | 10.11 | 0.16 | (0.18) | (0.02) | (0.07) | — | (0.07) |
| Year ended 9-30-2017 | 10.22 | 0.09 | 0.02 | 0.11 | (0.13) | (0.09) | (0.22) |
| Year ended 9-30-2016[4] | 10.00 | 0.06 | 0.16 | 0.22 | — | — | — |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from January 4, 2016 (commencement of operations of the class) through September 30, 2016.

(5) Annualized.

(6) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2016.

(7) Ratio of expenses to average net assets excluding offering cost was 1.22%.

(8) Ratio of expenses to average net assets excluding offering cost was 1.14%.

(9) Ratio of expenses to average net assets excluding offering cost was 1.89%.

(10) Ratio of expenses to average net assets excluding offering cost was 1.77%.

(11) Ratio of expenses to average net assets excluding offering cost was 0.98%.

(12) Ratio of expenses to average net assets excluding offering cost was 0.87%.

(13) Ratio of expenses to average net assets excluding offering cost was 0.85%.

(14) Ratio of expenses to average net assets excluding offering cost was 0.74%.

(15) Ratio of expenses to average net assets excluding offering cost was 1.22%.

(16) Ratio of expenses to average net assets excluding offering cost was 1.02%.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 9-30-2019 | $10.22 | 7.23% | $ 23 | 1.22% | 1.74% | 1.40% | 1.56% | 121% |
| Year ended 9-30-2018 | 10.02 | -0.22 | 21 | 1.22 | 1.56 | 1.39 | 1.39 | 152 |
| Year ended 9-30-2017 | 10.11 | 1.20 | 20 | 1.24[7] | 0.88 | 1.43 | 0.69 | 190 |
| Year ended 9-30-2016[4] | 10.21 | 2.10 | 19 | 1.27[5][8] | 0.88[5] | 1.55[5] | 0.60[5] | 90[6] |
| **Class C Shares** | | | | | | | | |
| Year ended 9-30-2019 | 10.10 | 6.45 | 4 | 1.92 | 1.05 | 2.10 | 0.87 | 121 |
| Year ended 9-30-2018 | 9.91 | -0.85 | 4 | 1.92 | 0.86 | 2.09 | 0.69 | 152 |
| Year ended 9-30-2017 | 10.05 | 0.46 | 4 | 1.91[9] | 0.21 | 2.10 | 0.02 | 190 |
| Year ended 9-30-2016[4] | 10.16 | 1.60 | 4 | 1.90[5][10] | 0.15[5] | 2.18[5] | -0.13[5] | 90[6] |
| **Class I Shares** | | | | | | | | |
| Year ended 9-30-2019 | 10.26 | 7.45 | 120 | 1.00 | 1.98 | 1.23 | 1.75 | 121 |
| Year ended 9-30-2018 | 10.06 | 0.03 | 123 | 1.00 | 1.79 | 1.21 | 1.58 | 152 |
| Year ended 9-30-2017 | 10.13 | 1.43 | 111 | 1.00[11] | 1.13 | 1.22 | 0.91 | 190 |
| Year ended 9-30-2016[4] | 10.23 | 2.30 | 74 | 1.00[5][12] | 1.02[5] | 1.30[5] | 0.72[5] | 90[6] |
| **Class N Shares** | | | | | | | | |
| Year ended 9-30-2019 | 10.28 | 7.57 | 70 | 0.87 | 2.11 | 1.06 | 1.92 | 121 |
| Year ended 9-30-2018 | 10.08 | 0.25 | 89 | 0.87 | 1.79 | 1.05 | 1.61 | 152 |
| Year ended 9-30-2017 | 10.13 | 1.45 | 155 | 0.87[13] | 1.37 | 1.07 | 1.17 | 190 |
| Year ended 9-30-2016[4] | 10.24 | 2.40 | 2 | 0.87[5][14] | 1.17[5] | 1.16[5] | 0.88[5] | 90[6] |
| **Class Y Shares** | | | | | | | | |
| Year ended 9-30-2019 | 10.22 | 7.23 | 4 | 1.22 | 1.74 | 1.45 | 1.51 | 121 |
| Year ended 9-30-2018 | 10.02 | -0.22 | 4 | 1.22 | 1.55 | 1.44 | 1.33 | 152 |
| Year ended 9-30-2017 | 10.11 | 1.17 | 4 | 1.24[15] | 0.88 | 1.46 | 0.66 | 190 |
| Year ended 9-30-2016[4] | 10.22 | 2.20 | 4 | 1.15[5][16] | 0.89[5] | 1.55[5] | 0.49[5] | 90[6] |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY PINEBRIDGE HIGH YIELD FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 9-30-2019 | $ 9.81 | $0.52 | $ 0.06 | $0.58 | $ (0.51) | $ — | $ (0.51) |
| Year ended 9-30-2018 | 10.15 | 0.48 | (0.30) | 0.18 | (0.49) | (0.03) | (0.52) |
| Year ended 9-30-2017[4] | 10.00 | 0.16 | 0.10 | 0.26 | (0.11) | — | (0.11) |
| **Class I Shares** | | | | | | | |
| Year ended 9-30-2019 | 9.81 | 0.54 | 0.07 | 0.61 | (0.54) | — | (0.54) |
| Year ended 9-30-2018 | 10.15 | 0.51 | (0.31) | 0.20 | (0.51) | (0.03) | (0.54) |
| Year ended 9-30-2017[4] | 10.00 | 0.17 | 0.10 | 0.27 | (0.12) | — | (0.12) |
| **Class N Shares** | | | | | | | |
| Year ended 9-30-2019 | 9.80 | 0.54 | 0.08 | 0.62 | (0.54) | — | (0.54) |
| Year ended 9-30-2018 | 10.15 | 0.51 | (0.32) | 0.19 | (0.51) | (0.03) | (0.54) |
| Year ended 9-30-2017[4] | 10.00 | 0.17 | 0.10 | 0.27 | (0.12) | — | (0.12) |
| **Class R Shares** | | | | | | | |
| Year ended 9-30-2019 | 9.81 | 0.47 | 0.07 | 0.54 | (0.47) | — | (0.47) |
| Year ended 9-30-2018 | 10.15 | 0.43 | (0.31) | 0.12 | (0.43) | (0.03) | (0.46) |
| Year ended 9-30-2017[4] | 10.00 | 0.14 | 0.11 | 0.25 | (0.10) | — | (0.10) |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from May 18, 2017 (commencement of operations of the class) through September 30, 2017.

(5) Annualized.

(6) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2017.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 9-30-2019 | $9.88 | 6.27% | $10 | 1.00% | 5.32% | 1.15% | 5.17% | 69% |
| Year ended 9-30-2018 | 9.81 | 1.71 | 8 | 1.00 | 4.83 | 1.11 | 4.72 | 81 |
| Year ended 9-30-2017[4] | 10.15 | 2.64 | 6 | 1.00[5] | 4.22[5] | — | — | 60[6] |
| **Class I Shares** | | | | | | | | |
| Year ended 9-30-2019 | 9.88 | 6.44 | 54 | 0.72 | 5.60 | 1.02 | 5.30 | 69 |
| Year ended 9-30-2018 | 9.81 | 2.10 | 46 | 0.72 | 5.14 | 1.00 | 4.86 | 81 |
| Year ended 9-30-2017[4] | 10.15 | 2.72 | 22 | 0.72[5] | 4.55[5] | 0.87[5] | 4.40[5] | 60[6] |
| **Class N Shares** | | | | | | | | |
| Year ended 9-30-2019 | 9.88 | 6.55 | 38 | 0.72 | 5.59 | 0.84 | 5.47 | 69 |
| Year ended 9-30-2018 | 9.80 | 2.00 | 32 | 0.72 | 5.10 | 0.83 | 4.99 | 81 |
| Year ended 9-30-2017[4] | 10.15 | 2.72 | 35 | 0.72[5] | 4.44[5] | 0.73[5] | 4.43[5] | 60[6] |
| **Class R Shares** | | | | | | | | |
| Year ended 9-30-2019 | 9.88 | 5.81 | —* | 1.47 | 4.86 | 1.58 | 4.75 | 69 |
| Year ended 9-30-2018 | 9.81 | 1.19 | 1 | 1.47 | 4.35 | 1.57 | 4.25 | 81 |
| Year ended 9-30-2017[4] | 10.15 | 2.50 | 1 | 1.46[5] | 3.74[5] | — | — | 60[6] |

See Accompanying Notes to Financial Statements.

## 1. ORGANIZATION

Ivy Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Ivy Apollo Multi-Asset Income Fund, Ivy Apollo Strategic Income Fund, Ivy California Municipal High Income Fund, Ivy Cash Management Fund, Ivy Corporate Bond Fund, Ivy Crossover Credit Fund, Ivy Government Securities Fund, Ivy International Small Cap Fund (formerly known as Ivy IG International Small Cap Fund), Ivy Pictet Emerging Markets Local Currency Debt Fund, Ivy Pictet Targeted Return Bond Fund and Ivy PineBridge High Yield Fund (each, a "Fund") are eleven series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds' Prospectus and Statement of Additional Information ("SAI"). Each Fund's investment manager is Ivy Investment Management Company ("IICO" or the "Manager").

Each Fund offers Class A shares. Certain Funds offer Class B, Class C, Class E, Class I, Class N, Class R and Class Y shares. The Funds' Class B shares are not available for purchase by new and existing investors. Class B will continue to be available for dividend reinvestment and exchanges from Class B shares of another fund within Ivy Funds. Class A and Class E shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a CDSC. Class I, Class N, Class R and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, C, E, R and Y have a distribution and service plan. Class I and Class N shares are not included in the plan. With certain exceptions described in the Prospectus, Class B shares will automatically convert to Class A shares 96 months after the date of purchase. With certain exceptions described in the Prospectus, Class C shares will automatically convert to Class A shares 120 months after the date of purchase.

## 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

**Security Transactions and Related Investment Income.** Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain.

**Foreign Currency Translation.** Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

**Allocation of Income, Expenses, Gains and Losses.** Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

**Income Taxes.** It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Funds file income tax returns in U.S. federal and applicable state jurisdictions. The Funds' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the

relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

**Dividends and Distributions to Shareholders.** Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceed net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a return of capital for tax purposes.

**Segregation and Collateralization.** In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods, and swaps), the Fund will segregate collateral or designate on its books and records, cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash". Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

**Concentration of Market and Credit Risk.** In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

The London Interbank Offered Rate "LIBOR" is an indicative measure of the average interest rate at which major global banks could borrow from one another. LIBOR is quoted in multiple currencies and multiple time frames using data reported by private-sector banks. LIBOR is used extensively in the United States and globally as a "benchmark" or "reference rate" for various commercial and financial contracts, including corporate and municipal bonds and loans, floating rate mortgages, asset-backed securities, consumer loans, and interest rate swaps and other derivatives.

It is expected that a number of private-sector banks currently reporting information used to set LIBOR will stop doing so after 2021 when their current reporting commitment ends, which could either cause LIBOR to stop publication immediately or cause LIBOR's regulator to determine that its quality has degraded to the degree that it is no longer representative of its underlying market.

Management believes that, with respect to any significant investments by the Funds in instruments linked to LIBOR, the impact on investments and discontinuation of LIBOR may represent a significant risk.

However, management acknowledges that the anticipated transition away from LIBOR will occur after 2021 and certain of the current investments will mature prior to that time. Furthermore, the ways in which LIBOR's discontinuation potentially could impact the Funds' investments is not fully known. The extent of that impact may vary depending on various factors, which include, but are not limited to: (i) existing fallback or termination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new successor reference rates and/or fallbacks for both legacy and new instruments.

In addition, the transition to a successor rate could potentially cause (i) increased volatility or illiquidity in markets for instruments that currently rely on LIBOR, (ii) a reduction in the value of certain instruments held by a Fund, or (iii) reduced effectiveness of related Fund transactions, such as hedging.

As the impacts of the transition become clearer during the next year, Management will be evaluating the impacts of these changes.

**Collateralized Loan Obligations.** Certain Funds may invest in collateralized loan obligations ("CLOs"). CLOs are a type of asset-backed security. A CLO is a trust typically collateralized by a pool of loans, which may include, among others, domestic and foreign senior secured loans, senior unsecured loans, and subordinate corporate loans, including loans that may be rated below investment grade or equivalent unrated loans. The cash flows of a CLO can be split into multiple segments, called "tranches", which will vary in risk profile and yield. Each tranche is a piece of the CLO, and dictates who will be paid out first when the underlying loan payments are made. It also dictates the risk associated with the investment, since investors who are paid last have a higher risk of default from the underlying loans.

**Inflation-Indexed Bonds.** Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

**Interest Only Obligations.** These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

**Loans.** Certain Funds may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, the LIBOR or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. A Fund's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Fund generally has no direct right to enforce compliance with the terms of the loan agreement. As a result, the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and interest.

**Payment In-Kind Securities.** Certain Funds may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in cash or in additional debt securities. Those additional

debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

**Securities on a When-Issued or Delayed Delivery Basis.** Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's NAV to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Fund's investment subadviser, as applicable, consider advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

**Custodian Fees.** "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

**Indemnification.** The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

**Liquidity fee and/or redemption gates.** The Ivy Cash Management Fund operates as a "retail money market fund," as such term is defined or interpreted under Rule 2a-7 under the 1940 Act. The Ivy Cash Management Fund may impose liquidity fees on redemptions and/or temporarily suspend (gate) redemptions if the Fund's liquidity falls below required minimums because of market conditions or other factors.

**Basis of Preparation.** Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

**New Rule Issuance.** In March 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2017-08 ("ASU 2017-08"), "Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities." ASU 2017-08 changed the amortization period for certain callable debt securities held at a premium. Specifically, it required the premium to be amortized to the earliest call date. The adoption of ASU 2017-08 had no impact on beginning net assets, the current period results from operations, or any prior period information presented in the financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820). The amendments in the ASU impact disclosure requirements for fair value measurement. It is anticipated that this change will enhance the effectiveness of disclosures in the notes to the financial statements. This ASU is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted and can include the entire standard or certain provisions that exclude or amend disclosures. For the year ended September 30, 2019, the Funds have chosen to adopt the standard. The adoption of this ASU is reflected in the disclosures of the financial statements.

In August 2018, U.S. Securities and Exchange Commission ("SEC") adopted amendments to certain financial statement disclosure requirements to conform them to U.S. GAAP for investment companies. These amendments made certain removals from, changes to and additions to existing disclosure requirements under Regulation S-X. These amendments became effective for filings made with the SEC after November 5, 2018. The Funds' adoption of these amendments, effective with the financial statements prepared as of September 30, 2019, required modified disclosures reflected herein, but had no effect on the Funds' net assets or results of operations.

**Subsequent Events.** Management has performed a review for subsequent events through the date this report was issued.

## 3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service approved by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Investments in Ivy Cash Management Fund are valued on the basis of amortized cost (which approximates value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium. Short-term securities with maturities of 60 days or less held in all Funds (with the exception of Ivy Cash Management Fund) are valued based on quotes that are obtained from an independent pricing service approved by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or financial instruments. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or financial instruments and for determining whether the value of the applicable securities or financial instruments should be re-evaluated in light of such significant events. IICO, pursuant to authority delegated by the Board, has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or financial instrument cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at its direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

• Level 1 – Observable inputs such as quoted prices, available in active markets, for identical assets or liabilities.

• Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

• Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

**Asset-Backed Securities and Mortgage-Backed Securities.** The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

**Corporate Bonds.** The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

**Derivative Instruments.** Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE, which are provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Exchange-traded futures contracts are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price for a comparable listed option provided by an independent pricing service unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

**Equity Securities.** Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and ask prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

**Loans.** Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

**Municipal Bonds.** Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

**Other Government Securities.** Other government securities include emerging market sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities. The fair value of other government securities is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most other government securities are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

**Overdraft due to custodian.** Due to the short-term nature of overdraft due to custodian, the carrying value approximates fair value and the liability is categorized as Level 2 in the fair value hierarchy.

**Restricted Securities.** Restricted securities that are deemed to be Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, if at all and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

**U.S. Government and Agency Securities.** U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments, if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or

affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of September 30, 2019, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities.

## 4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations.

**Forward Foreign Currency Contracts.** Certain Funds are authorized to enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts are valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Ivy Apollo Multi-Asset Income Fund, Ivy Apollo Strategic Income Fund, Ivy Pictet Emerging Markets Local Currency Debt Fund and Ivy Pictet Targeted Return Bond Fund enter into forward foreign currency exchange contracts as an economic hedge against either specific transactions or portfolio instruments or to obtain exposure to, or hedge exposure away from foreign currencies (foreign currency exchange rate risk).

**Futures Contracts.** Certain Funds are authorized to engage in buying and selling futures contracts. Upon entering into a futures contract, a Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent amounts, known as variation margin, are paid or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index. Options on futures contracts may also be purchased or sold by a Fund.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Ivy Pictet Emerging Markets Local Currency Debt Fund and Ivy Pictet Targeted Return Bond Fund invest in long and/or short positions in futures contracts to gain exposure to, or economically hedge against, changes in interest rates (interest rate risk) or foreign currencies (foreign currency exchange rate risk).

**Option Contracts.** Options purchased by a Fund are accounted for in the same manner as portfolio securities. The cost of the underlying instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Fund has realized a gain or loss. When a written put is exercised, the cost basis of the instruments purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying instrument. With written options, there may be times when a

Fund will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying instrument.

Option contracts can be traded on a regulated exchange or traded OTC. Unlike the trades on a regulated exchange where the clearinghouse guarantees the performances of both the buyer and the seller, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Ivy Pictet Emerging Markets Local Currency Debt Fund and Ivy Pictet Targeted Return Bond Fund purchase and write call and put options to increase or decrease hedging exposure to underlying instruments (which include credit risk, equity risk, foreign currency exchange rate risk, event risk and/or interest rate risk), increase exposure to various equity markets or certain sectors, gain exposure to or facilitate trading in certain securities and/or, in the case of options written, to generate returns from options premiums.

**Swap Agreements.** Certain Funds are authorized to invest in swap agreements. Swap agreements are bilaterally negotiated agreements between a Fund and counterparty to exchange or swap investment cash flows, assets, foreign currencies or market-linked returns at specified, future intervals. Swap agreements are privately negotiated in the over-the-counter market ("OTC swaps"). If the OTC swap entered is one of the swaps identified by a relevant regulator as a swap that is required to be cleared, then it will be cleared through a third party, known as a central counterparty or derivatives clearing organization ("centrally cleared swaps").

Swap agreements are bilaterally negotiated agreements between a Fund and counterparty to exchange or swap investment cash flows, assets, foreign currencies or market-linked returns at specified, future intervals. Swap agreements are privately negotiated in the over the counter market ("OTC swaps"). If the OTC swap entered is one of the swaps identified by a relevant regulator as a swap that is required to be cleared, then it will be cleared through a third party, known as a central counterparty or derivatives clearing organization ("centrally cleared swaps").

Swaps are marked to market daily and changes in value are recorded as unrealized appreciation (depreciation) on the Statement of Operations. Daily changes in valuation of centrally cleared swaps, if any, are recorded as variation margin receivable or variation margin payable on the Statement of Assets and Liabilities. Payments received or made by the Fund are recorded as realized gain or loss on the Statement of Operations. Any upfront premiums paid are recorded as assets and any upfront fees received are recorded as liabilities and are shown as swap premiums paid and swap premiums received, respectively, if any, on the Statement of Assets and Liabilities and amortized over the term of the swap. An early termination payment received or made at an early termination or a final payment made at the maturity of the swap is recorded as realized gain or loss on the Statement of Operations.

After a centrally cleared swap is accepted for clearing, a Fund may be required to deposit initial margin with the clearing member in the form of cash or securities. Securities deposited as initial margin, if any, are designated on the Schedule of Investments. Cash deposited as initial margin is identified on the Schedule of Investments and is recorded as restricted cash on the Statement of Assets and Liabilities.

Credit default swap agreements ("CDS") on corporate issuers or credit indices involve one party making a stream of periodic payments to another party in exchange for the right to receive a specified return in the event of a write-down, principal shortfall, interest shortfall or default of the corporate issuer or all or part of the referenced entities comprising the credit index. A Fund may enter a physically settled or cash settled CDS. As a buyer, if an underlying credit event occurs depending on if the CDS is to be physically settled or cash settled, a Fund will either (i) receive from the seller an amount equal to the notional amount of the swap and deliver the corporate issuer security or (ii) receive a net settlement of cash equal to the notional amount of the swap less the recovery value of the corporate issuer security or underlying securities comprising the index. As a seller (writer), if an underlying credit event occurs, a Fund will either pay the buyer an amount equal to the notional amount of the swap and take delivery of the corporate issuer security or pay a net settlement of cash equal to the notional amount of the swap less the recovery value of the corporate issuer security or underlying securities comprising the index.

Ivy Apollo Multi-Asset Income Fund, Ivy Apollo Strategic Income Fund, Ivy Pictet Emerging Markets Local Currency Debt Fund and Ivy Pictet Targeted Return Bond Fund enter into credit default swaps to protect bonds owned by a Fund against default.

Interest rate swaps are agreements in which one party pays a stream of interest payments, either fixed or floating, for another party's stream of interest payments, either fixed or floating, on the same notional amount for a specified period of time.

Ivy Pictet Emerging Markets Local Currency Debt Fund and Ivy Pictet Targeted Return Bond Fund enter into interest rate swaps to gain or reduce exposure to interest rates or to manage duration, the yield curve or interest rate risk by economically hedging the value of the fixed rate bonds, which may decrease when interest rates rise (interest rate risk).

The creditworthiness of the counterparty with which a Fund enters into a swap agreement is monitored by IICO. If a counterparty creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized due to facts specific to certain situations (i.e., collateral may not have been posted by the counterparty due to the required collateral amount being less than the pre-agreed thresholds. Additionally, regulatory developments called stay resolutions and the ensuing required contractual amendments to the transactional documentation, including derivatives, permit the relevant regulators to preclude parties to a transaction from terminating trades, among other rights it may have in the trade agreements should a counterparty that it regulates experience financial distress. A relevant regulator also has the authority to reduce the value of certain liabilities owed by the counterparty to a Fund and/or convert cash liabilities of a regulated entity into equity holdings. The power given to the relevant regulators includes the ability to amend transactional agreements unilaterally, modify the maturity of eligible liabilities, reduce the amount of interest payable or change the date on which interest becomes payable, among other powers.

To prevent incurring losses due to the counterparty credit risk, IICO actively monitors the creditworthiness of the counterparties with which it has entered financial transactions. IICO consistently and frequently risk manages the credit risk of the counterparties it faces in transactions.

**Collateral and rights of offset.** A Fund mitigates credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing all OTC derivative transactions between the Fund and each of its counterparties. Although it is not possible to eliminate credit risk entirely, the CSA allows the Fund and its counterparty to reduce their exposure to the risk of payment default by the other party by holding an amount in collateral equivalent to the realized and unrealized amount of exposure to the counterparty, which is generally held by the Fund's custodian. An amount of collateral is moved to/from applicable counterparties only if the amount of collateral required to be posted surpasses both the threshold and the minimum transfer amount pre-agreed in the CSA between the Fund and the counterparty. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

**Offsetting of Assets and Liabilities.** The following tables present financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement as of September 30, 2019:

## Assets

| Fund | Gross Amounts of Recognized Assets | Gross Amounts Offset on the Statement of Assets and Liabilities | Net Amounts of Assets Presented on the Statement of Assets and Liabilities | Gross Amounts Not Offset on the Statement of Assets and Liabilities | | | |
|---|---|---|---|---|---|---|---|
| | | | | Financial Instruments and Derivatives Available for Offset | Non-Cash Collateral Received | Cash Collateral Received | Net Amount Receivable |
| **Ivy Apollo Multi-Asset Income Fund** | | | | | | | |
| Swap agreements, at value | $ 74 | $— | $ 74 | $ —+ | $ — | $ — | $ 74 |
| Unrealized appreciation on forward foreign currency contracts[1] | 872 | — | 872 | — | — | (783) | 89 |
| Total | $ 946 | $— | $ 946 | $ — | $ — | $(783) | $163 |
| **Ivy Apollo Strategic Income Fund** | | | | | | | |
| Swap agreements, at value | $ 76 | $— | $ 76 | $ —+ | $ — | $ — | $ 76 |
| Unrealized appreciation on forward foreign currency contracts[1] | 893 | — | 893 | — | — | (801) | 92 |
| Total | $ 969 | $— | $ 969 | $ — | $ — | $(801) | $168 |
| **Ivy Pictet Emerging Markets Local Currency Debt Fund** | | | | | | | |
| Swap agreements, at value | $ 385 | $— | $ 385 | $ (262) | $ — | $ — | $123 |
| Unrealized appreciation on forward foreign currency contracts | 6,080 | — | 6,080 | (5,373) | (105) | (410) | 192 |
| Total | $6,465 | $— | $6,465 | $(5,635) | $(105) | $(410) | $315 |

| Fund | Gross Amounts of Recognized Assets | Gross Amounts Offset on the Statement of Assets and Liabilities | Net Amounts of Assets Presented on the Statement of Assets and Liabilities | Gross Amounts Not Offset on the Statement of Assets and Liabilities | | | Net Amount Receivable |
|---|---|---|---|---|---|---|---|
| | | | | Financial Instruments and Derivatives Available for Offset | Non-Cash Collateral Received | Cash Collateral Received | |
| **Ivy Pictet Targeted Return Bond Fund** | | | | | | | |
| Investments in unaffiliated securities at value* | $ 738 | $— | $ 738 | $ (431) | $— | $ (25) | $282 |
| Swap agreements, at value | 2 | — | 2 | (2) | — | — | — |
| Unrealized appreciation on forward foreign currency contracts | 1,524 | — | 1,524 | (557) | — | (525) | 442 |
| Total | $2,264 | $— | $2,264 | $(990) | $— | $(550) | $724 |

+ Not shown due to rounding.

* Purchased options are reported as investments in unaffiliated securities on the Statement of Assets and Liabilities.

(1) Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities sold receivable.

## Liabilities

| Fund | Gross Amounts of Recognized Liabilities | Gross Amounts Offset on the Statement of Assets and Liabilities | Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities | Gross Amounts Not Offset on the Statement of Assets and Liabilities | | | Net Amount Payable |
|---|---|---|---|---|---|---|---|
| | | | | Financial Instruments and Derivatives Available for Offset | Non-Cash Collateral Pledged | Cash Collateral Pledged | |
| **Ivy Apollo Multi-Asset Income Fund** | | | | | | | |
| Swap agreements, at value | $ —* | $— | $ —* | $ —* | $ — | $ — | $ —* |
| **Ivy Apollo Strategic Income Fund** | | | | | | | |
| Swap agreements, at value | $ —* | $— | $ —* | $ —* | $ — | $ — | $ —* |
| **Ivy Pictet Emerging Markets Local Currency Debt Fund** | | | | | | | |
| Swap agreements, at value | $ 427 | $— | $ 427 | $ (262) | $ — | $ — | $ 165 |
| Unrealized depreciation on forward foreign currency contracts | 6,701 | — | 6,701 | (5,373) | — | (1,150) | 178 |
| Total | $7,128 | $— | $7,128 | $(5,635) | $ — | $(1,150) | $343 |
| **Ivy Pictet Targeted Return Bond Fund** | | | | | | | |
| Swap agreements, at value | $ 540 | $— | $ 540 | $ (2) | $(179) | $ (63) | $296 |
| Unrealized depreciation on forward foreign currency contracts | 749 | — | 749 | (557) | (39) | — | 153 |
| Written options at value | 431 | — | 431 | (431) | — | — | — |
| Total | $1,720 | $— | $1,720 | $ (990) | $(218) | $ (63) | $449 |

* Not shown due to rounding.

## Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of September 30, 2019:

| Fund | Type of Risk Exposure | Assets Statement of Assets & Liabilities Location | Value | Liabilities Statement of Assets & Liabilities Location | Value |
|---|---|---|---|---|---|
| Ivy Apollo Multi-Asset Income Fund | Credit | Swap agreements, at value | $ 74 | Swap agreements, at value | $ —* |
| | Foreign currency | Unrealized appreciation on forward foreign currency contracts | 860 | | — |
| Ivy Apollo Strategic Income Fund | Credit | Swap agreements, at value | 76 | Swap agreements, at value | —* |
| | Foreign currency | Unrealized appreciation on forward foreign currency contracts | 882 | | — |
| Ivy Pictet Emerging Markets Local Currency Debt Fund | Credit | Swap agreements, at value | 126 | Swap agreements, at value | 60 |
| | Foreign currency | Unrealized appreciation on forward foreign currency contracts | 6,080 | Unrealized depreciation on forward foreign currency contracts | 6,701 |
| | Interest rate | Unrealized appreciation on centrally cleared swap agreements*** | 72 | Unrealized depreciation on centrally cleared swap agreements*** | 67 |
| | | Swap agreements, at value | 259 | Swap agreements, at value | 367 |
| | | Unrealized appreciation on futures contracts*** | 32 | | — |
| Ivy Pictet Targeted Return Bond Fund | Credit | Unrealized appreciation on centrally cleared swap agreements*** | 47 | Unrealized depreciation on centrally cleared swap agreements*** | 324 |
| | | | | Swap agreements, at value | 540 |
| | Foreign currency | Investments in unaffiliated securities at value** | 740 | Unrealized depreciation on forward foreign currency contracts | 749 |
| | | Unrealized appreciation on forward foreign currency contracts | 1,524 | Written options at value | 431 |
| | Interest rate | Investments in unaffiliated securities at value** | 198 | Written options at value | 232 |
| | | Unrealized appreciation on centrally cleared swap agreements*** | 829 | Unrealized depreciation on centrally cleared swap agreements*** | 1,355 |
| | | Unrealized appreciation on futures contracts*** | 684 | Unrealized depreciation on futures contracts*** | 150 |
| | | Swap agreements, at value | 2 | | — |

\* Not shown due to rounding.

\*\* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

\*\*\* The value presented includes cumulative gain (loss) on open futures contracts and centrally cleared swap agreements; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of year ended September 30, 2019.

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the year ended September 30, 2019:

| Fund | Type of Risk Exposure | Net realized gain (loss) on: | | | | | |
|---|---|---|---|---|---|---|---|
| | | Investments in unaffiliated securities* | Swap agreements | Futures contracts | Written options | Forward foreign currency contracts | Total |
| Ivy Apollo Multi-Asset Income Fund | Credit | $ — | $ (34) | $ — | $ — | $ — | $ (34) |
| | Foreign currency | — | — | — | — | 670 | 670 |
| Ivy Apollo Strategic Income Fund | Credit | — | (34) | — | — | — | (34) |
| | Foreign currency | — | — | — | — | 615 | 615 |
| Ivy Pictet Emerging Markets Local Currency Debt Fund | Credit | — | (1,060) | — | — | — | (1,060) |
| | Foreign currency | — | — | — | — | (2,698) | (2,698) |
| | Interest rate | (32) | (345) | (357) | 5 | — | (729) |
| Ivy Pictet Targeted Return Bond Fund | Credit | (222) | (553) | — | 117 | — | (658) |
| | Foreign currency | (1,990) | — | — | 2,496 | 9,984 | 10,490 |
| | Interest rate | 366 | (3,354) | (7,360) | (117) | — | (10,465) |

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the year ended September 30, 2019:

| Fund | Type of Risk Exposure | Net change in unrealized appreciation (depreciation) on: | | | | | |
|---|---|---|---|---|---|---|---|
| | | Investments in unaffiliated securities* | Swap agreements | Futures contracts | Written options | Forward foreign currency contracts | Total |
| Ivy Apollo Multi-Asset Income Fund | Credit | $ — | $ (10) | $ — | $ — | $ — | $ (10) |
| | Foreign currency | — | — | — | — | 619 | 619 |
| Ivy Apollo Strategic Income Fund | Credit | — | (11) | — | — | — | (11) |
| | Foreign currency | — | — | — | — | 650 | 650 |
| Ivy Pictet Emerging Markets Local Currency Debt Fund | Credit | — | 21 | — | — | — | 21 |
| | Foreign currency | — | — | — | — | 975 | 975 |
| | Interest rate | — | (291) | 27 | — | — | (264) |
| Ivy Pictet Targeted Return Bond Fund | Credit | 32 | (531) | — | (10) | — | (509) |
| | Foreign currency | (904) | — | — | (242) | 539 | (607) |
| | Interest rate | 190 | (854) | (384) | (106) | — | (1,154) |

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the year September 30, 2019, the average derivative volume was as follows:

| Fund | Forward foreign currency contracts[1] | Long futures contracts[2] | Short futures contracts[2] | Swap agreements[3] | Purchased options[2] | Written options[2] |
|---|---|---|---|---|---|---|
| Ivy Apollo Multi-Asset Income Fund . . . . . . . . . . | $605 | $ — | $ — | $ 267 | $ — | $ — |
| Ivy Apollo Strategic Income Fund . . . . . . . . . . . | 611 | — | — | 272 | — | — |
| Ivy Pictet Emerging Markets Local Currency Debt Fund . . . . . . . . . . . . . . . . . . . . . . . . | 916 | 2,765 | 5,011 | 114,764 | —* | — |
| Ivy Pictet Targeted Return Bond Fund . . . . . . . . | 997 | 43,955 | 134,631 | 248,733 | 1,278 | 890 |

* Not shown due to rounding.

(1) Average absolute value of unrealized appreciation/depreciation during the period.

(2) Average value outstanding during the period.

(3) Average notional amount outstanding during the period.

## 5. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS
   ($ amounts in thousands unless indicated otherwise)

**Management Fees.** IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

| Fund (M - Millions) | $0 to $500M | $500 to $1,000M | $1,000 to $1,500M | $1,500 to $2,000M | $2,000 to $2,500M | $2,500 to $3,000M | $3,000 to $5,000M | $5,000 to $10,000M | $10,000 to $15,000M | $15,000 to $20,000M | Over $20,000M |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Ivy Apollo Multi-Asset Income Fund | 0.700% | 0.700% | 0.650% | 0.650% | 0.610% | 0.610% | 0.580% | 0.580% | 0.580% | 0.580% | 0.580% |
| Ivy Apollo Strategic Income Fund | 0.680 | 0.680 | 0.620 | 0.620 | 0.580 | 0.580 | 0.570 | 0.570 | 0.570 | 0.570 | 0.570 |
| Ivy California Municipal High Income Fund | 0.525 | 0.500 | 0.450 | 0.400 | 0.400 | 0.400 | 0.400 | 0.395 | 0.390 | 0.385 | 0.385 |
| Ivy Cash Management Fund | 0.350 | 0.350 | 0.300 | 0.300 | 0.300 | 0.300 | 0.300 | 0.300 | 0.300 | 0.300 | 0.300 |
| Ivy Corporate Bond Fund | 0.475 | 0.475 | 0.450 | 0.400 | 0.400 | 0.400 | 0.400 | 0.400 | 0.400 | 0.400 | 0.400 |
| Ivy Crossover Credit Fund | 0.500 | 0.450 | 0.425 | 0.425 | 0.425 | 0.400 | 0.400 | 0.375 | 0.375 | 0.375 | 0.375 |
| Ivy Government Securities Fund | 0.500 | 0.450 | 0.400 | 0.350 | 0.350 | 0.350 | 0.350 | 0.350 | 0.350 | 0.350 | 0.350 |
| Ivy International Small Cap Fund | 1.000 | 1.000 | 0.950 | 0.950 | 0.900 | 0.900 | 0.900 | 0.850 | 0.850 | 0.850 | 0.850 |
| Ivy Pictet Emerging Markets Local Currency Debt Fund | 0.750 | 0.750 | 0.725 | 0.725 | 0.700 | 0.700 | 0.700 | 0.675 | 0.650 | 0.650 | 0.650 |
| Ivy Pictet Targeted Return Bond Fund | 0.900 | 0.900 | 0.850 | 0.850 | 0.800 | 0.800 | 0.800 | 0.750 | 0.750 | 0.750 | 0.750 |
| Ivy PineBridge High Yield Fund | 0.625 | 0.600 | 0.550 | 0.500 | 0.500 | 0.500 | 0.500 | 0.500 | 0.490 | 0.490 | 0.480 |

For Funds managed solely by IICO, IICO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers below for amounts waived during the year ended September 30, 2019.

IICO has entered into Subadvisory Agreements with the following entities on behalf of the Funds:

Under an agreement between IICO and Apollo Credit Management, LLC ("Apollo"), Apollo serves as subadviser for the total return strategy of each of the Ivy Apollo Multi-Asset Income Fund and Ivy Apollo Strategic Income Fund. Under an agreement between IICO and LaSalle Investment Management Securities, LLC ("LaSalle"), LaSalle serves as subadviser for the global real estate strategy of the Ivy Apollo Multi-Asset Income Fund. Under an agreement between IICO and Pictet Asset Management Limited ("Pictet UK") and Pictet Asset Management (Singapore) PTE Ltd. ("Pictet Singapore," and collectively with Pictet UK, "Pictet"), Pictet serves as subadvisor to Ivy Pictet Emerging Markets Local Currency Debt Fund. Under an agreement between IICO and Mackenzie Investments Europe Limited ("Mackenzie Europe"), Mackenzie Europe serves as subadviser for the Ivy International Small Cap Fund. Under an agreement between IICO and Pictet Asset Management SA ("Pictet AM CH"), Pictet AM CH serves as subadvisor to Ivy Pictet Targeted Return Bond Fund. Under an agreement between IICO and PineBridge Investments LLC ("PineBridge"), PineBridge serves as subadvisor to Ivy PineBridge High Yield Fund. Each subadviser makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the oversight of the Board. IICO pays all applicable costs of the subadvisers.

**Independent Trustees and Chief Compliance Officer Fees.** Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

**Accounting Services Fees.** The Trust has an Accounting and Administrative Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

| (M - Millions) | $0 to $10M | $10 to $25M | $25 to $50M | $50 to $100M | $100 to $200M | $200 to $350M | $350 to $550M | $550 to $750M | $750 to $1,000M | Over $1,000M |
|---|---|---|---|---|---|---|---|---|---|---|
| Annual Fee Rate . . . . . . . . . . . . . | $0.00 | $11.50 | $23.10 | $35.50 | $48.40 | $63.20 | $82.50 | $96.30 | $121.60 | $148.50 |

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Each Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

**Shareholder Servicing. General.** Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B, Class C and Class E shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (InvestEd Portfolios and Ivy Funds) reaches certain levels. For Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.25 of 1% of the average daily net assets of the class for the preceding month. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. For Class N shares, each Fund pays WISC a monthly fee equal to one-twelfth of 0.01 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

**Networked accounts.** For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. The Fund will reimburse WISC for such costs if the annual rate of the third-party per account charges for a Fund are less than or equal to $12.00 per account or an annual fee of 0.14 of 1% that is based on average daily net assets.

**Broker accounts.** Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account (up to $18.00 per account), or a fixed rate fee (up to an annual fee of 0.20 of 1% that is based on average daily net assets), based on the average daily NAV of the omnibus account (or a combination thereof).

**Distribution and Service Plan. Class A and Class E Shares.** Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act (the "Distribution and Service Plan"), each Fund may pay a distribution and/or service fee to Ivy Distributors, Inc. ("IDI") for Class A and Class E shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IDI for amounts it expends in connection with the distribution of the Class A and Class E shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

**Class B and Class C Shares.** Under the Distribution and Service Plan, each Fund may pay IDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class B and Class C shares to compensate IDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

**Class R Shares.** Under the Distribution and Service Plan, each Fund may pay IDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

**Class Y Shares.** Under the Distribution and Service Plan, each Fund may pay IDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

**Sales Charges.** As principal underwriter for the Trust's shares, IDI receives sales commissions (which are not an expense of the Trust) for sales of Class A and Class E shares. A CDSC may be assessed against a shareholder's redemption amount of

Class B, Class C or certain Class A and Class E shares and is paid to IDI. During the year ended September 30, 2019, IDI received the following amounts in sales commissions and CDSCs:

| | Gross Sales Commissions | CDSC Class A | Class B | Class C | Class E | Commissions Paid[1] |
|---|---|---|---|---|---|---|
| Ivy Apollo Multi-Asset Income Fund | $134 | $—* | N/A | $ 1 | N/A | $ 121 |
| Ivy Apollo Strategic Income Fund | 118 | 2 | N/A | 1 | N/A | 105 |
| Ivy California Municipal High Income Fund | 19 | 14 | N/A | —* | N/A | 19 |
| Ivy Cash Management Fund | — | 5 | $ —* | 1 | N/A | 216,706 |
| Ivy Corporate Bond Fund | 176 | 1 | —* | 1 | $ — | 153 |
| Ivy Crossover Credit Fund | 2 | — | N/A | — | — | 1 |
| Ivy Government Securities Fund | 38 | —* | —* | —* | — | 34 |
| Ivy International Small Cap Fund | 12 | —* | N/A | —* | N/A | 12 |
| Ivy Pictet Emerging Markets Local Currency Debt Fund | 2 | — | N/A | —* | — | 2 |
| Ivy Pictet Targeted Return Bond Fund | 19 | —* | N/A | —* | N/A | 19 |
| Ivy PineBridge High Yield Fund | 17 | 2 | N/A | N/A | N/A | 15 |

\* Not shown due to rounding.

(1) IDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

**Expense Reimbursements and/or Waivers.** IICO, the Funds' investment manager, IDI, the Funds' distributor, and/or Waddell & Reed Services Company, doing business as WISC, the Funds' transfer agent, have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, if any). Fund and class expense limitations and related waivers/reimbursements for the year ended September 30, 2019 were as follows:

| Fund Name | Share Class Name | Type of Expense Limit | Commencement Date | End Date | Expense Limit | Amount of Expense Waiver/ Reimbursement | Expense Reduced |
|---|---|---|---|---|---|---|---|
| Ivy Apollo Multi-Asset Income Fund | All Classes | Contractual | 10-1-2015 | 1-31-2020 | N/A | $206[1] | Investment Management Fee |
| | Class A | Contractual | 10-1-2015 | 1-31-2020 | 1.30% | $ — | N/A |
| | Class C | Contractual | 10-1-2015 | 1-31-2020 | 2.17% | $ — | N/A |
| | Class I | Contractual | 10-1-2015 | 1-31-2020 | 0.75% | $ 551 | Shareholder Servicing |
| | Class N | Contractual | 10-1-2015 | 1-31-2020 | 0.75% | $ 5 | Shareholder Servicing |
| | Class N | Contractual | 10-1-2015 | 1-31-2020 | Not to exceed Class I | $ — | N/A |
| | Class Y | Contractual | 10-1-2015 | 1-31-2020 | 1.25% | $ — | N/A |
| | Class Y | Contractual | 10-1-2015 | 1-31-2020 | Not to exceed Class A | $ — | N/A |
| Ivy Apollo Strategic Income Fund | All Classes | Contractual | 10-1-2015 | 1-31-2020 | N/A | $ 477[1] | Investment Management Fee |
| | Class A | Contractual | 10-1-2015 | 1-31-2020 | 1.15% | $ — | N/A |
| | Class C | Contractual | 10-1-2015 | 1-31-2020 | 1.85% | $ 5 | 12b-1 Fees and/or Shareholder Servicing |
| | Class I | Contractual | 10-1-2015 | 1-31-2020 | 0.67% | $525 | Shareholder Servicing |
| | Class N | Contractual | 10-1-2015 | 1-31-2020 | 0.67% | $ 6 | Shareholder Servicing |
| | Class N | Contractual | 10-1-2015 | 1-31-2020 | Not to exceed Class I | $ — | N/A |
| | Class Y | Contractual | 10-1-2015 | 1-31-2020 | 1.10% | $ — | N/A |
| | Class Y | Contractual | 10-1-2015 | 1-31-2020 | Not to exceed Class A | $ 3 | 12b-1 Fees and/or Shareholder Servicing |
| Ivy California Municipal High Income Fund | All Classes | Contractual | 10-3-2016 | 1-31-2020 | N/A | $ 114[2] | Investment Management Fee |
| | Class A | Contractual | 10-3-2016 | 1-31-2020 | 0.80% | $ 12 | 12b-1 Fees and/or Shareholder Servicing |
| | Class I | Contractual | 10-3-2016 | 1-31-2020 | 0.60% | $ 20 | Shareholder Servicing |
| | Class Y | Contractual | 10-3-2016 | 1-31-2020 | Not to exceed Class A | $ 3 | 12b-1 Fees and/or Shareholder Servicing |

| Fund Name | Share Class Name | Type of Expense Limit | Commencement Date | End Date | Expense Limit | Amount of Expense Waiver/ Reimbursement | Expense Reduced |
|---|---|---|---|---|---|---|---|
| Ivy Corporate Bond Fund | Class N | Contractual | 10-1-2015 | 1-31-2020 | Not to exceed Class I | $ — | N/A |
| | Class Y | Contractual | 10-16-2017 | 7-31-2020 | Not to exceed Class A | $ — | N/A |
| Ivy Crossover Credit Fund | All Classes | Contractual | 4-3-2017 | 1-31-2020 | N/A | $ 117[3] | Investment Management Fee |
| | Class A | Contractual | 4-3-2017 | 1-31-2020 | 0.90% | $ 5 | 12b-1 Fees and/or Shareholder Servicing |
| | Class I | Contractual | 4-3-2017 | 1-31-2020 | 0.65% | $ 38 | Shareholder Servicing |
| | Class N | Contractual | 4-3-2017 | 1-31-2020 | 0.65% | $ —* | Shareholder Servicing |
| | Class N | Contractual | 10-1-2015 | 1-31-2020 | Not to exceed Class I | $ — | N/A |
| | Class Y | Contractual | 4-3-2017 | 1-31-2020 | Not to exceed Class A | $ 2 | 12b-1 Fees and/or Shareholder Servicing |
| Ivy Government Securities Fund | Class A | Contractual | 10-16-2017 | 7-31-2020 | 1.00% | $ 87 | 12b-1 Fees and/or Shareholder Servicing |
| | Class B | Contractual | 10-16-2017 | 7-31-2020 | 2.13% | $ 2 | 12b-1 Fees and/or Shareholder Servicing |
| | Class C | Contractual | 10-16-2017 | 7-31-2020 | 1.88% | $ 1 | 12b-1 Fees and/or Shareholder Servicing |
| | Class I | Contractual | 10-16-2017 | 7-31-2020 | 0.72% | $ 51 | Shareholder Servicing |
| | Class N | Contractual | 10-1-2015 | 1-31-2020 | Not to exceed Class I | $ — | N/A |
| | Class Y | Contractual | 10-16-2017 | 7-31-2020 | Not to exceed Class A | $ — | N/A |
| Ivy International Small Cap Fund | All Classes | Contractual | 1-10-2017 | 1-31-2020 | N/A | $ 314[3] | Investment Management Fee |
| | Class A | Contractual | 1-10-2017 | 1-31-2020 | 1.45% | $ — | N/A |
| | Class I | Contractual | 1-10-2017 | 1-31-2020 | 0.99% | $ 128 | Shareholder Servicing |
| | Class N | Contractual | 7-31-2018 | 1-31-2020 | 0.99% | $ 9 | Shareholder Servicing |
| | Class N | Contractual | 10-1-2015 | 1-31-2020 | Not to exceed Class I | $ — | N/A |
| | Class Y | Contractual | 1-10-2017 | 1-31-2020 | Not to exceed Class A | $ 1 | 12b-1 Fees and/or Shareholder Servicing |
| Ivy Pictet Emerging Markets Local Currency Debt Fund | All Classes | Contractual | 4-30-2014 | 1-31-2020 | N/A | $309[4] | Investment Management Fee |
| | Class A | Contractual | 4-30-2014 | 1-31-2020 | 1.25% | $ — | N/A |
| | Class C | Contractual | 4-30-2014 | 1-31-2020 | 2.00% | $ — | N/A |
| | Class E | Contractual | 4-30-2014 | 1-31-2020 | 1.40% | $ — | N/A |
| | Class I | Contractual | 4-30-2014 | 1-31-2020 | 0.80% | $ 150 | Shareholder Servicing |
| | Class N | Contractual | 1-30-2015 | 1-31-2020 | 0.80% | $ 4 | Shareholder Servicing |
| | Class N | Contractual | 10-1-2015 | 1-31-2020 | Not to exceed Class I | $ — | N/A |
| | Class R | Contractual | 4-30-2014 | 1-31-2020 | 1.50% | $ 1 | 12b-1 Fees and/or Shareholder Servicing |
| | Class Y | Contractual | 4-30-2014 | 1-31-2020 | 1.25% | $ — | N/A |
| | Class Y | Contractual | 4-30-2014 | 1-31-2020 | Not to exceed Class A | $ — | N/A |

| Fund Name | Share Class Name | Type of Expense Limit | Commencement Date | End Date | Expense Limit | Amount of Expense Waiver/ Reimbursement | Expense Reduced |
|---|---|---|---|---|---|---|---|
| Ivy Pictet Targeted Return Bond Fund | All Classes | Contractual | 1-4-2016 | 1-31-2020 | N/A | $406[5] | Investment Management Fee |
| | Class A | Contractual | 1-4-2016 | 1-31-2020 | 1.38% | $ — | N/A |
| | Class C | Contractual | 1-4-2016 | 1-31-2020 | 2.08% | $ — | N/A |
| | Class I | Contractual | 1-4-2016 | 1-31-2020 | 1.00% | $ 62 | Shareholder Servicing |
| | Class N | Contractual | 1-4-2016 | 1-31-2020 | 0.87% | $ 9 | Shareholder Servicing |
| | Class N | Contractual | 10-1-2015 | 1-31-2020 | Not to exceed Class I | $ — | N/A |
| | Class Y | Contractual | 1-4-2016 | 1-31-2020 | 1.25% | $ 2 | 12b-1 Fees and/or Shareholder Servicing |
| | Class Y | Contractual | 1-4-2016 | 1-31-2020 | Not to exceed Class A | $ — | N/A |
| Ivy PineBridge High Yield Fund | All Classes | Contractual | 5-18-2017 | 1-31-2020 | N/A | $ 99[6] | Investment Management Fee |
| | Class A | Contractual | 5-18-2017 | 1-31-2020 | 1.00% | $ 3 | 12b-1 Fees and/or Shareholder Servicing |
| | Class I | Contractual | 5-18-2017 | 1-31-2020 | 0.72% | $ 91 | Shareholder Servicing |
| | Class N | Contractual | 5-18-2017 | 1-31-2020 | 0.72% | $ 4 | Shareholder Servicing |
| | Class N | Contractual | 10-1-2015 | 1-31-2020 | Not to exceed Class I | $ — | N/A |

\* Not shown due to rounding.

(1) Due to Class A, Class C, Class I, Class N and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(2) Due to Class A, Class I and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(3) Due to Class A, Class I, Class N and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(4) Due to Class A, Class C, Class E, Class I, Class N, Class R and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(5) Due to Class A, Class C, Class I, Class N and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(6) Due to Class A, Class I and/or Class N contractual expense limits, investment management fees were waived for all share classes.

Any amounts due to the Funds as a reimbursement but not paid as of September 30, 2019 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

## 6. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Ivy Funds, Ivy Variable Insurance Portfolios and InvestEd Portfolios (collectively, the "Funds" only for purposes of this footnote 6) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the year ended September 30, 2019.

## 7. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended September 30, 2019, were as follows:

| | Purchases | | Sales | |
|---|---|---|---|---|
| | U.S. Government | Other Issuers | U.S. Government | Other Issuers |
| Ivy Apollo Multi-Asset Income Fund | $ — | $226,328 | $ — | $290,288 |
| Ivy Apollo Strategic Income Fund | 25,128 | 184,125 | 20,632 | 217,639 |
| Ivy California Municipal High Income Fund | — | 4,409 | — | 2,530 |
| Ivy Cash Management Fund | — | — | — | — |
| Ivy Corporate Bond Fund | 5,440 | 562,576 | 13,283 | 680,903 |
| Ivy Crossover Credit Fund | — | 37,390 | — | 34,038 |
| Ivy Government Securities Fund | 37,210 | — | 148,149 | 2,500 |
| Ivy International Small Cap Fund | — | 118,856 | — | 114,099 |
| Ivy Pictet Emerging Markets Local Currency Debt Fund | — | 137,112 | — | 159,293 |
| Ivy Pictet Targeted Return Bond Fund | 65,939 | 182,126 | 72,353 | 218,141 |
| Ivy PineBridge High Yield Fund | — | 70,272 | — | 57,642 |

## 8. LOANS OF PORTFOLIO SECURITIES ($ amounts in thousands)

The Funds may lend their portfolio securities only to borrowers that are approved by the Fund's securities lending agent, The Bank of New York Mellon ("BNYM"). The borrower pledges and maintains with the Fund collateral consisting of cash or securities issued or guaranteed by the U.S. government. The collateral received by the Fund is required to have a value of at least 102% of the market value of the loaned securities for securities traded on U.S. exchanges and a value of at least 105% of the market value for all other securities, except in the case of loans of foreign securities which are denominated and payable in U.S. Dollars, in which case the collateral is required to have a value of at least 102% of the market value of the loaned securities. The market value of the loaned securities is determined at the close of each business day and any additional required collateral is delivered to the Fund and any excess collateral is returned by the Fund on the next business day. During the term of the loan, the Fund is entitled to all distributions made on or in respect of the loaned securities but does not receive interest income on securities received as collateral. Loans of securities are terminable at any time and the borrower, after notice, is required to return borrowed securities within the standard time period for settlement of securities transactions.

Cash received as collateral for securities on loan may be reinvested in the Dreyfus Institutional Preferred Government Money Market Fund — Institutional Shares or certain other registered money market funds and are disclosed in the Fund's Schedule of Investments and are reflected in the Statement of Assets and Liabilities as cash collateral on securities loaned at value. Non-cash collateral, in the form of securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, is not disclosed in the Fund's Statement of Assets and Liabilities as it is held by the lending agent on behalf of the Fund and the Fund does not have the ability to re-hypothecate these securities. The securities on loan for each Fund are also disclosed in its Schedule of Investments. The total value of any securities on loan as of September 30, 2019 and the total value of the related cash collateral are disclosed in the Statement of Assets and Liabilities. Income earned by the Funds from securities lending activity is disclosed in the Statements of Operations.

The following is a summary of each Fund's securities lending positions and related cash and non-cash collateral received as of September 30, 2019:

| Fund | Market Value of Securities on Loan | Cash Collateral Received | Non-Cash Collateral Received | Total Collateral Received |
|---|---|---|---|---|
| Ivy Apollo Multi-Asset Income Fund . . . . . . | $2,557 | $ 2,151 | $ 468 | $2,619 |
| Ivy Apollo Strategic Income Fund . . . . . . . | 3,821 | 2,926 | 987 | 3,913 |
| Ivy Corporate Bond Fund . . . . . . . . . . . . . | 2,871 | 2,028 | 919 | 2,947 |
| Ivy International Small Cap Fund . . . . . . . . | 6,861 | 5,516 | 1,701 | 7,217 |
| Ivy Pictet Emerging Markets Local Currency Debt Fund . . . . . . . . . . . . . . . | 84 | 89 | — | 89 |
| Ivy Pictet Targeted Return Bond Fund . . . . | 467 | 478 | — | 478 |
| Ivy PineBridge High Yield Fund . . . . . . . . . | 1,468 | 1,506 | — | 1,506 |

The cash collateral received amounts presented in the table above are transactions accounted for as secured borrowings and have an overnight and continuous maturity. The proceeds from the cash collateral received is invested in registered money market funds.

The risks of securities lending include the risk that the borrower may not provide additional collateral when required or may not return the securities when due. To mitigate these risks, the Funds benefit from a borrower indemnity provided by BNYM. BNYM's indemnity allows for full replacement of securities lent wherein BNYM will purchase the unreturned loaned securities on the open market by applying the proceeds of the collateral or to the extent such proceeds are insufficient or the collateral is unavailable, BNYM will purchase the unreturned loan securities at BNYM's expense. However, the Fund could suffer a loss if the value of the investments purchased with cash collateral falls below the value of the cash collateral received.

## 9. BORROWINGS

On May 24, 2019 the Trust, on behalf of the Ivy Apollo Strategic Income Fund, Ivy California Municipal High Income Fund and Ivy PineBridge High Yield Fund, along with certain other funds managed by the Manager ("Participating Funds"), entered into a 364-day senior unsecured revolving credit facility with Bank of New York Mellon and a group of financial institutions to be utilized to temporarily finance the repurchase or redemption of Fund shares and for other temporary or emergency purposes. The Participating Funds can borrow up to an aggregate commitment amount of $130 million at any time outstanding, subject to asset coverage and other limitations as specified in the agreement. The credit facility has the following terms: a commitment fee of 0.15% per annum of the daily amount of unused commitment amounts and interest at a rate equal to the higher of (a) the federal funds effective rate (but not below 0.0%) plus 1.00% per annum or (b) the one-month LIBOR rate (but not below 0.0%) plus 1.00% per annum on amounts borrowed. The agreement expires in May 2020 unless extended or renewed. As of September 30, 2019, if applicable, any outstanding borrowings would be disclosed

as a payable for borrowing on the Statement of Assets and Liabilities. Commitment and interest fees, if any, paid by the Participating Funds are disclosed as part of commitment and interest expense for borrowing on the Statement of Operations. During the year ended September 30, 2019, the Participating Funds did not borrow under the credit facility.

## 10. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

| | Ivy Apollo Multi-Asset Income Fund | | | | Ivy Apollo Strategic Income Fund | | | |
|---|---|---|---|---|---|---|---|---|
| | Year ended 9-30-19 | | Year ended 9-30-18 | | Year ended 9-30-19 | | Year ended 9-30-18 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | | | | | |
| Class A | 1,869 | $ 19,454 | 2,510 | $ 27,821 | 2,738 | $ 27,038 | 2,433 | $ 24,515 |
| Class C | 377 | 3,856 | 306 | 3,384 | 157 | 1,548 | 192 | 1,941 |
| Class I | 8,597 | 89,889 | 8,425 | 93,196 | 9,004 | 89,007 | 11,229 | 113,073 |
| Class N | 84 | 876 | 91 | 1,009 | 836 | 8,338 | 386 | 3,894 |
| Class Y | 9 | 90 | 158 | 1,763 | 53 | 529 | 131 | 1,325 |
| Shares issued in reinvestment of distributions to shareholders: | | | | | | | | |
| Class A | 878 | 8,909 | 474 | 5,209 | 415 | 4,076 | 391 | 3,929 |
| Class C | 95 | 965 | 47 | 520 | 21 | 211 | 25 | 245 |
| Class I | 2,406 | 24,454 | 1,357 | 14,901 | 1,589 | 15,626 | 1,455 | 14,613 |
| Class N | 12 | 124 | 4 | 46 | 258 | 2,533 | 277 | 2,781 |
| Class Y | 17 | 167 | 6 | 66 | 20 | 198 | 24 | 243 |
| Shares redeemed: | | | | | | | | |
| Class A | (3,343) | (34,907) | (4,083) | (45,211) | (2,935) | (28,994) | (3,067) | (30,867) |
| Class C | (550) | (5,714) | (729) | (8,086) | (275) | (2,723) | (374) | (3,770) |
| Class I | (12,826) | (134,229) | (14,177) | (156,950) | (10,473) | (103,451) | (12,330) | (123,964) |
| Class N | (67) | (699) | (139) | (1,545) | (1,670) | (16,553) | (1,256) | (12,660) |
| Class Y | (179) | (1,888) | (62) | (689) | (207) | (2,037) | (186) | (1,864) |
| Net decrease | (2,621) | $ (28,653) | (5,812) | $ (64,566) | (469) | $ (4,654) | (670) | $ (6,566) |

| | Ivy California Municipal High Income Fund | | | | Ivy Cash Management Fund | | | |
|---|---|---|---|---|---|---|---|---|
| | Year ended 9-30-19 | | Year ended 9-30-18 | | Year ended 9-30-19 | | Year ended 9-30-18 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | | | | | |
| Class A | 484 | $ 4,956 | 640 | $ 6,459 | 3,312,331 | $ 3,312,331 | 4,406,067 | $4,406,067 |
| Class B | N/A | N/A | N/A | N/A | 140 | 140 | 265 | 265 |
| Class C | 11 | 113 | 50 | 505 | 2,286 | 2,286 | 831 | 831 |
| Class I | 281 | 2,862 | 667 | 6,745 | N/A | N/A | N/A | N/A |
| Class Y | —* | —* | 6 | 57 | N/A | N/A | N/A | N/A |
| Shares issued in reinvestment of distributions to shareholders: | | | | | | | | |
| Class A | 16 | 164 | 13 | 128 | 23,665 | 23,665 | 13,911 | 13,911 |
| Class B | N/A | N/A | N/A | N/A | 4 | 4 | 1 | 1 |
| Class C | 1 | 13 | 1 | 9 | 12 | 12 | 2 | 2 |
| Class I | 22 | 221 | 17 | 174 | N/A | N/A | N/A | N/A |
| Class Y | 1 | 6 | 1 | 6 | N/A | N/A | N/A | N/A |
| Shares redeemed: | | | | | | | | |
| Class A | (312) | (3,110) | (117) | (1,175) | (3,360,178) | (3,360,178) | (4,516,231) | (4,516,231) |
| Class B | N/A | N/A | N/A | N/A | (222) | (222) | (305) | (305) |
| Class C | (6) | (59) | (13) | (127) | (1,853) | (1,853) | (2,584) | (2,584) |
| Class I | (212) | (2,152) | (237) | (2,387) | N/A | N/A | N/A | N/A |
| Class Y | —* | (4) | — | — | N/A | N/A | N/A | N/A |
| Net increase (decrease) | 286 | $ 3,010 | 1,028 | $ 10,394 | (23,815) | $ (23,815) | (98,043) | $ (98,043) |

* Not shown due to rounding.

|  | Ivy Corporate Bond Fund | | | | Ivy Crossover Credit Fund | | | |
|---|---|---|---|---|---|---|---|---|
|  | Year ended 9-30-19 | | Year ended 9-30-18 | | Year ended 9-30-19 | | Year ended 9-30-18 | |
|  | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| **Shares issued from sale of shares:** | | | | | | | | |
| Class A | 5,449 | $ 33,920 | 6,750 | $ 41,297 | 70 | $ 708 | 201 | $ 2,048 |
| Class B | 9 | 57 | 11 | 68 | N/A | N/A | N/A | N/A |
| Class C | 144 | 904 | 111 | 681 | N/A | N/A | N/A | N/A |
| Class E | — | — | 40 | 250 | — | — | — | — |
| Class I | 12,023 | 74,388 | 20,676 | 126,588 | 791 | 8,010 | 1,020 | 10,232 |
| Class N | 3,310 | 20,553 | 11,414 | 71,374 | — | — | — | — |
| Class R | — | — | 40 | 250 | — | — | — | — |
| Class Y | — | — | 40 | 250 | —* | 3 | 1 | 10 |
| **Shares issued in reinvestment of distributions to shareholders:** | | | | | | | | |
| Class A | 1,414 | 8,642 | 1,470 | 8,999 | 7 | 62 | 8 | 84 |
| Class B | 1 | 6 | 1 | 10 | N/A | N/A | N/A | N/A |
| Class C | 11 | 65 | 14 | 85 | N/A | N/A | N/A | N/A |
| Class E | — | — | — | — | — | — | — | — |
| Class I | 2,458 | 15,034 | 2,518 | 15,410 | 38 | 370 | 33 | 322 |
| Class N | 191 | 1,172 | 254 | 1,549 | — | — | — | — |
| Class R | — | — | — | — | — | — | — | — |
| Class Y | — | — | — | — | —* | —* | —* | 2 |
| **Shares redeemed:** | | | | | | | | |
| Class A | (14,063) | (86,623) | (17,542) | (107,173) | (91) | (883) | (91) | (887) |
| Class B | (58) | (357) | (121) | (741) | N/A | N/A | N/A | N/A |
| Class C | (224) | (1,379) | (766) | (4,718) | N/A | N/A | N/A | N/A |
| Class E | — | — | — | — | — | — | — | — |
| Class I | (24,955) | (153,888) | (39,725) | (244,355) | (545) | (5,323) | (507) | (4,951) |
| Class N | (4,320) | (26,514) | (4,302) | (26,048) | — | — | — | — |
| Class R | — | — | — | — | — | — | — | — |
| Class Y | — | — | — | — | (4) | (41) | (2) | (23) |
| Net increase (decrease) | (18,610) | $(114,020) | (19,117) | $(116,224) | 266 | $2,906 | 663 | $ 6,837 |

*  Not shown due to rounding.

| | Ivy Government Securities Fund | | | | Ivy International Small Cap Fund | | | |
|---|---|---|---|---|---|---|---|---|
| | Year ended 9-30-19 | | Year ended 9-30-18 | | Year ended 9-30-19 | | Year ended 9-30-18 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| **Shares issued from sale of shares:** | | | | | | | | |
| Class A | 1,526 | $ 8,271 | 1,576 | $ 8,381 | 133 | $ 1,452 | 1,289 | $ 16,094 |
| Class B | 12 | 65 | 8 | 41 | N/A | N/A | N/A | N/A |
| Class C | 131 | 697 | 20 | 110 | 22 | 237 | 183 | 2,297 |
| Class E | — | — | 46 | 250 | N/A | N/A | N/A | N/A |
| Class I | 5,279 | 28,366 | 9,556 | 50,709 | 2,743 | 30,158 | 5,380 | 68,762 |
| Class N | 3,013 | 16,081 | 47,751 | 257,331 | 1,367 | 15,880 | 8,752 | 107,676 |
| Class R | — | — | 46 | 250 | N/A | N/A | N/A | N/A |
| Class Y | — | — | 46 | 250 | 42 | 466 | 400 | 5,117 |
| **Shares issued in reinvestment of distributions to shareholders:** | | | | | | | | |
| Class A | 191 | 1,033 | 180 | 967 | 9 | 91 | —* | 6 |
| Class B | —* | 1 | —* | —* | N/A | N/A | N/A | N/A |
| Class C | 1 | 7 | 1 | 7 | —* | 5 | — | — |
| Class E | — | — | — | — | N/A | N/A | N/A | N/A |
| Class I | 349 | 1,883 | 381 | 2,021 | 79 | 823 | 3 | 43 |
| Class N | 565 | 3,046 | 588 | 3,108 | 131 | 1,357 | 28 | 344 |
| Class R | — | — | — | — | N/A | N/A | N/A | N/A |
| Class Y | — | — | — | — | 3 | 32 | —* | 2 |
| **Shares redeemed:** | | | | | | | | |
| Class A | (3,067) | (16,504) | (4,214) | (22,370) | (209) | (2,318) | (950) | (11,762) |
| Class B | (32) | (170) | (53) | (281) | N/A | N/A | N/A | N/A |
| Class C | (97) | (526) | (332) | (1,776) | (35) | (380) | (122) | (1,514) |
| Class E | — | — | — | — | N/A | N/A | N/A | N/A |
| Class I | (12,835) | (68,716) | (42,060) | (227,016) | (1,923) | (21,070) | (2,268) | (28,449) |
| Class N | (16,284) | (87,641) | (14,063) | (74,127) | (1,736) | (19,144) | (2,128) | (27,464) |
| Class R | — | — | — | — | N/A | N/A | N/A | N/A |
| Class Y | — | — | — | — | (305) | (3,294) | (76) | (958) |
| Net increase (decrease) | (21,248) | $(114,107) | (523) | $ (2,145) | 321 | $ 4,295 | 10,491 | $130,194 |

\* Not shown due to rounding.

| | Ivy Pictet Emerging Markets Local Currency Debt Fund | | | | Ivy Pictet Targeted Return Bond Fund | | | |
| | Year ended 9-30-19 | | Year ended 9-30-18 | | Year ended 9-30-19 | | Year ended 9-30-18 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
|---|---|---|---|---|---|---|---|---|
| Shares issued from sale of shares: | | | | | | | | |
| Class A | 88 | $ 749 | 756 | $ 7,118 | 545 | $ 5,431 | 522 | $ 5,234 |
| Class C | 5 | 39 | 30 | 274 | 35 | 339 | 29 | 282 |
| Class E | — | — | — | — | N/A | N/A | N/A | N/A |
| Class I | 2,768 | 23,920 | 8,302 | 73,790 | 3,264 | 32,504 | 5,719 | 57,480 |
| Class N | 447 | 3,742 | 822 | 7,389 | 355 | 3,526 | 1,993 | 20,112 |
| Class R | — | — | — | — | N/A | N/A | N/A | N/A |
| Class Y | 1 | 12 | 20 | 181 | —* | —* | — | — |
| Shares issued in reinvestment of distributions to shareholders: | | | | | | | | |
| Class A | — | — | 19 | 174 | 64 | 609 | 8 | 79 |
| Class C | — | — | 1 | 6 | 2 | 22 | —* | 2 |
| Class E | — | — | — | — | N/A | N/A | N/A | N/A |
| Class I | 22 | 185 | 155 | 1,423 | 650 | 6,210 | 79 | 799 |
| Class N | 12 | 97 | 163 | 1,499 | 438 | 4,191 | 62 | 623 |
| Class R | — | — | — | — | N/A | N/A | N/A | N/A |
| Class Y | — | — | —* | 3 | —* | —* | — | — |
| Shares redeemed: | | | | | | | | |
| Class A | (515) | (4,399) | (688) | (5,964) | (368) | (3,658) | (473) | (4,747) |
| Class C | (15) | (122) | (30) | (272) | (30) | (295) | (15) | (148) |
| Class E | — | — | — | — | N/A | N/A | N/A | N/A |
| Class I | (3,541) | (30,523) | (3,443) | (31,306) | (4,515) | (44,916) | (4,436) | (44,599) |
| Class N | (1,632) | (14,182) | (1,428) | (13,114) | (2,833) | (28,393) | (8,589) | (86,194) |
| Class R | — | — | — | — | N/A | N/A | N/A | N/A |
| Class Y | (30) | (274) | (20) | (170) | —* | —* | — | — |
| Net increase (decrease) | (2,390) | $(20,756) | 4,659 | $ 41,031 | (2,393) | $(24,430) | (5,101) | $(51,077) |

| | Ivy PineBridge High Yield Fund | | | |
| | Year ended 9-30-19 | | Year ended 9-30-18 | |
| | Shares | Value | Shares | Value |
|---|---|---|---|---|
| Shares issued from sale of shares: | | | | |
| Class A | 403 | $ 3,943 | 218 | $ 2,185 |
| Class I | 2,109 | 20,552 | 3,063 | 30,386 |
| Class N | 1,452 | 14,304 | 464 | 4,626 |
| Class R | — | — | — | — |
| Shares issued in reinvestment of distributions to shareholders: | | | | |
| Class A | 13 | 126 | 10 | 98 |
| Class I | 188 | 1,818 | 97 | 951 |
| Class N | 190 | 1,834 | 191 | 1,886 |
| Class R | — | — | — | — |
| Shares redeemed: | | | | |
| Class A | (202) | (1,968) | (65) | (641) |
| Class I | (1,556) | (15,102) | (638) | (6,253) |
| Class N | (1,111) | (10,797) | (727) | (7,199) |
| Class R | — | — | — | — |
| Net increase | 1,486 | $ 14,710 | 2,613 | $26,039 |

\* Not shown due to rounding.

## 11. COMMITMENTS

Bridge loan commitments may obligate a Fund to furnish temporary financing to a borrower until permanent financing can be arranged. In connection with these commitments, the Fund earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statement of Operations. At September 30, 2019, there were no outstanding bridge loan commitments.

## 12. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at September 30, 2019 and the related unrealized appreciation (depreciation) were as follows:

| Fund | Cost of Investments | Gross Appreciation | Gross Depreciation | Net Unrealized Appreciation (Depreciation) |
|---|---|---|---|---|
| Ivy Apollo Multi-Asset Income Fund | $ 448,151 | $ 32,533 | $ 20,792 | $ 11,741 |
| Ivy Apollo Strategic Income Fund | 498,868 | 13,036 | 18,925 | (5,889) |
| Ivy California Municipal High Income Fund | 31,258 | 1,605 | 11 | 1,594 |
| Ivy Cash Management Fund | 1,252,518 | — | — | — |
| Ivy Corporate Bond Fund | 857,390 | 52,993 | 1,022 | 51,971 |
| Ivy Crossover Credit Fund | 41,042 | 1,682 | 125 | 1,557 |
| Ivy Government Securities Fund | 272,013 | 9,492 | 172 | 9,320 |
| Ivy International Small Cap Fund | 161,965 | 13,587 | 12,131 | 1,456 |
| Ivy Pictet Emerging Markets Local Currency Debt Fund | 127,890 | 169,691 | 172,373 | (2,682) |
| Ivy Pictet Targeted Return Bond Fund | 211,207 | 210,625 | 208,378 | 2,247 |
| Ivy PineBridge High Yield Fund | 102,697 | 2,956 | 2,722 | 234 |

For Federal income tax purposes, the Funds' undistributed earnings and profit for the year ended September 30, 2019 and the post-October and late-year ordinary activity were as follows:

| Fund | Undistributed Ordinary Income | Undistributed Long-Term Capital Gains | Tax Return of Capital | Post-October Capital Losses Deferred | Late-Year Ordinary Losses Deferred |
|---|---|---|---|---|---|
| Ivy Apollo Multi-Asset Income Fund | $5,574 | $5,221 | $— | $ — | $ — |
| Ivy Apollo Strategic Income Fund | 2,792 | — | — | 585 | — |
| Ivy California Municipal High Income Fund | 2 | — | — | — | — |
| Ivy Cash Management Fund | 271 | — | — | — | — |
| Ivy Corporate Bond Fund | 3,712 | — | — | — | — |
| Ivy Crossover Credit Fund | 123 | — | — | — | — |
| Ivy Government Securities Fund | 112 | — | — | — | — |
| Ivy International Small Cap Fund | 3,472 | — | — | — | — |
| Ivy Pictet Emerging Markets Local Currency Debt Fund | — | — | — | — | 886 |
| Ivy Pictet Targeted Return Bond Fund | 3,829 | — | — | — | — |
| Ivy PineBridge High Yield Fund | 443 | — | — | — | — |

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended September 30, 2019 and 2018 were as follows:

| Fund | September 30, 2019 | | September 30, 2018 | |
| --- | --- | --- | --- | --- |
| | Distributed Ordinary Income[1] | Distributed Long-Term Capital Gains | Distributed Ordinary Income[1] | Distributed Long-Term Capital Gains |
| Ivy Apollo Multi-Asset Income Fund | $22,822 | $13,511 | $ 21,910 | $ 56 |
| Ivy Apollo Strategic Income Fund | 23,632 | 1,286 | 23,150 | 908 |
| Ivy California Municipal High Income Fund | 741 | — | 653 | — |
| Ivy Cash Management Fund | 24,089 | — | 14,950 | — |
| Ivy Corporate Bond Fund | 25,323 | — | 26,464 | — |
| Ivy Crossover Credit Fund | 1,364 | — | 1,415 | — |
| Ivy Government Securities Fund | 6,090 | — | 6,542 | — |
| Ivy International Small Cap Fund | 2,502 | 274 | 482 | — |
| Ivy Pictet Emerging Markets Local Currency Debt Fund | 284 | — | 3,499 | — |
| Ivy Pictet Targeted Return Bond Fund | 11,894 | — | 2,113 | — |
| Ivy PineBridge High Yield Fund | 4,937 | — | 4,308 | — |

(1) Includes short-term capital gains distributed, if any.

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

Accumulated capital losses represent net capital loss carryovers as of September 30, 2019 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. As of September 30, 2019, the capital loss carryovers were as follows:

| Fund | Post-Enactment | |
| --- | --- | --- |
| | Short-Term Capital Loss Carryover | Long-Term Capital Loss Carryover |
| Ivy Apollo Multi-Asset Income Fund | $ — | $ — |
| Ivy Apollo Strategic Income Fund | — | — |
| Ivy California Municipal High Income Fund | 85 | — |
| Ivy Cash Management Fund | — | — |
| Ivy Corporate Bond Fund | — | 6,850 |
| Ivy Crossover Credit Fund | — | 152 |
| Ivy Government Securities Fund | 3,944 | 4,779 |
| Ivy International Small Cap Fund | 6,074 | 5,830 |
| Ivy Pictet Emerging Markets Local Currency Debt Fund | 390 | 1,897 |
| Ivy Pictet Targeted Return Bond Fund | — | 188 |
| Ivy PineBridge High Yield Fund | 548 | 945 |

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from U.S. GAAP. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, net operating losses, income from passive foreign investment companies (PFICs) and partnership transactions. At September 30, 2019, the following reclassifications were made:

| Fund | Accumulated Earnings Gain (Loss) | Paid - In Capital |
| --- | --- | --- |
| Ivy Apollo Multi-Asset Income Fund | $ — | $ — |
| Ivy Apollo Strategic Income Fund | — | — |
| Ivy California Municipal High Income Fund | — | — |
| Ivy Cash Management Fund | — | — |
| Ivy Corporate Bond Fund | — | — |
| Ivy Crossover Credit Fund | — | — |
| Ivy Government Securities Fund | — | — |
| Ivy International Small Cap Fund | — | — |
| Ivy Pictet Emerging Markets Local Currency Debt Fund | 2,781 | (2,781) |
| Ivy Pictet Targeted Return Bond Fund | — | — |
| Ivy PineBridge High Yield Fund | — | — |

To the Shareholders and Board of Trustees of Ivy Funds:

**Opinion on the Financial Statements and Financial Highlights**

We have audited the accompanying statements of assets and liabilities of Ivy Apollo Multi-Asset Income Fund, Ivy Apollo Strategic Income Fund, Ivy California Municipal High Income Fund, Ivy Cash Management Fund, Ivy Corporate Bond Fund, Ivy Crossover Credit Fund, Ivy Government Securities Fund, Ivy International Small Cap Fund (formerly, Ivy IG International Small Cap Fund), Ivy Pictet Emerging Markets Local Currency Debt Fund, Ivy Pictet Targeted Return Bond Fund, and Ivy PineBridge High Yield Fund, each a series of Ivy Funds (the "Funds"), including the schedules of investments, as of September 30, 2019; the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended for Ivy Cash Management Fund, Ivy Corporate Bond Fund, Ivy Government Securities Fund, and Ivy Pictet Emerging Markets Local Currency Debt Fund; the related statements of operations, changes in net assets, and the financial highlights for the periods indicated in the table below for Ivy Apollo Multi-Asset Income Fund, Ivy Apollo Strategic Income Fund, Ivy California Municipal High Income Fund, Ivy Crossover Credit Fund, Ivy International Small Cap Fund, Ivy Pictet Targeted Return Bond Fund, and Ivy PineBridge High Yield Fund, and the related notes. In our opinion, the financial statements and financial highlights present fairly, in all material respects, the financial position of each of the funds as of September 30, 2019, and the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended (or for the period listed in the table below), in conformity with accounting principles generally accepted in the United States of America.

| Individual Fund Comprising the Ivy Funds | Statement of Operations | Statements of Changes in Net Assets | Financial Highlights |
|---|---|---|---|
| Ivy Apollo Multi-Asset Income Fund<br><br>Ivy Apollo Strategic Income Fund | For the year ended September 30, 2019 | For the years ended September 30, 2019 and 2018 | For the years ended September 30, 2019, 2018, 2017, and the period from October 1, 2015 (commencement of operations) through September 30, 2016 |
| Ivy California Municipal High Income Fund | For the year ended September 30, 2019 | For the years ended September 30, 2019 and 2018 | For the years ended September 30, 2019, 2018, and the period from October 3, 2016 (commencement of operations) through September 30, 2017 |
| Ivy Crossover Credit Fund | For the year ended September 30, 2019 | For the years ended September 30, 2019 and 2018 | For the years ended September 30, 2019, 2018, and the period from April 3, 2017 (commencement of operations) through September 30, 2017 |
| Ivy International Small Cap Fund (formerly, Ivy IG International Small Cap Fund) | For the year ended September 30, 2019 | For the years ended September 30, 2019 and 2018 | For the years ended September 30, 2019, 2018, and the period from January 10, 2017 (commencement of operations) through September 30, 2017 |
| Ivy Pictet Targeted Return Bond Fund | For the year ended September 30, 2019 | For the years ended September 30, 2019 and 2018 | For the years ended September 30, 2019, 2018, 2017, and the period from January 4, 2016 (commencement of operations) through September 30, 2016 |
| Ivy PineBridge High yield Fund | For the year ended September 30, 2019 | For the years ended September 30, 2019 and 2018 | For the years ended September 30, 2019, 2018, and the period from May 18, 2017 (commencement of operations) through September 30, 2017 |

**Basis for Opinion**

These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on the Funds' financial statements and financial highlights based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Funds in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement, whether due to error or fraud. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. Our procedures included confirmation of securities owned as of September 30, 2019, by correspondence with the custodian, agent banks, and brokers; when replies were not received from brokers or agent banks, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

*Deloitte & Touche LLP*

Kansas City, Missouri
November 22, 2019

We have served as the auditor of one or more Waddell & Reed investment companies since 1997.

# INCOME TAX INFORMATION

AMOUNTS NOT ROUNDED (UNAUDITED)

The Funds hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ended September 30, 2019:

|  | Dividends Received Deduction for Corporations | Qualified Dividend Income for Individuals |
|---|---|---|
| Ivy Apollo Multi-Asset Income Fund | $2,100,677 | $5,233,084 |
| Ivy Apollo Strategic Income Fund | — | — |
| Ivy California Municipal High Income Fund | — | — |
| Ivy Cash Management Fund | — | — |
| Ivy Corporate Bond Fund | — | — |
| Ivy Crossover Credit Fund | — | — |
| Ivy Government Securities Fund | — | — |
| Ivy International Small Cap Fund | — | 2,746,226 |
| Ivy Pictet Emerging Markets Local Currency Debt Fund | — | — |
| Ivy Pictet Targeted Return Bond Fund | — | — |
| Ivy PineBridge High Yield Fund | — | — |

Individuals may claim a deduction up to 20% of their combined qualified real estate investment trust ("REIT") dividends. For the period ended September 30, 2019, Ivy Apollo Multi-Asset Income Fund had $415,266 which includes an estimate for the amount already distributed in 2019 that qualifies as qualified REIT dividends.

Ivy California Municipal High Income Fund hereby designates $720,006 of the dividends declared from net investment income as exempt from federal income tax for the tax period ending September 30, 2019.

The Funds hereby designate the following amounts as distributions of long-term capital gains:

| | |
|---|---|
| Ivy Apollo Multi-Asset Income Fund | $13,511,497 |
| Ivy Apollo Strategic Income Fund | 1,285,619 |
| Ivy California Municipal High Income Fund | — |
| Ivy Cash Management Fund | — |
| Ivy Corporate Bond Fund | — |
| Ivy Crossover Credit Fund | — |
| Ivy Government Securities Fund | — |
| Ivy International Small Cap Fund | 273,545 |
| Ivy Pictet Emerging Markets Local Currency Debt Fund | — |
| Ivy Pictet Targeted Return Bond Fund | — |
| Ivy PineBridge High Yield Fund | — |

Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from all the Funds.

Internal Revenue Code regulations permit each qualifying Fund to elect to pass through a foreign tax credit to shareholders with respect to foreign taxes paid by the Fund. As of September 30, 2019, the Funds hereby designate the following as a foreign tax credit from the taxes paid on income derived from sources within foreign countries or possession of the United States.

|  | Foreign Tax Credit | Foreign Derived Income |
|---|---|---|
| Ivy International Small Cap Fund | $199,547 | $3,366,577 |

The tax status of dividends paid and the pass-through of foreign taxes paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

Each of the individuals listed below serves as a trustee for the Trust (45 portfolios), and for the rest of the funds within the Fund Complex, which also includes, in addition to the Trust, InvestEd Portfolios ("InvestEd") (6 portfolios), the Ivy High Income Opportunities Fund (a closed-end fund) ("IVH") and Ivy Variable Insurance Portfolios ("Ivy VIP") (28 Portfolios).

Board members who are not "interested persons" of the Trust as defined in Section 2(a)(19) of the 1940 Act ("Independent Trustees") constitute at least 75% of the Board.

Joseph Harroz, Jr. serves as Independent Chairman of the Trust's Board and of the Board of Trustees of the other funds in the Fund Complex. Subject to the Trustee Emeritus and Retirement Policy, a Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

The Statement of Additional Information ("SAI") for the Trust includes additional information about the Trust's Trustees. The SAI is available without charge, upon request by calling 1.888.923.3355. It is also available on the Ivy Investments website, www.ivyinvestments.com.

## Independent Trustees

The following table provides information regarding each Independent Trustee.

| Name, Address and Year of Birth | Position Held with the Trust | Trustee Since | Principal Occupation(s) During Past 5 Years | Number of Funds in Fund Complex Overseen | Other Directorships Held During Past 5 Years |
|---|---|---|---|---|---|
| James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947 | Trustee | 2017 | Emeritus Dean and Professor of Law, Washburn University School of Law (1973 to present). | 80 | Director, Kansas Legal Services for Prisoners, Inc. (non-profit community service); Director, U.S. Alliance Corporation and wholly-owned subsidiaries: U.S. Alliance Life and Security Company-Montana and Dakota Capital Life Insurance Company (Insurance) (2009 to present); Director, Kansas Appleseed, Inc. (non-profit community service) (2007 to present); Trustee, WRA Funds (1997-2018); Trustee, Ivy NextShares (2017-2019); Trustee, Ivy VIP (1997 to present) (28 portfolios overseen); Trustee, InvestEd (2001 to present) (6 portfolios overseen); Trustee, IVH (2017 to present) (1 portfolio overseen). |

## Interested Trustees

Messrs. Herrmann and Sanders are "interested" by virtue of their current or former engagement as an officer of Waddell & Reed Financial, Inc. ("WDR") or its wholly owned subsidiaries, including each Fund's investment manager, Ivy Investment Management Company ("IICO"), each Fund's principal underwriter, Ivy Distributors, Inc. ("IDI"), and each Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company ("WISC"), as well as by virtue of their personal ownership in shares of WDR.

| Name, Address and Year of Birth | Position(s) Held with the Trust | Trustee/Officer Since | Principal Occupation(s) During Past 5 Years | Number of Funds in Fund Complex Overseen | Other Directorships Held |
|---|---|---|---|---|---|
| Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942 | Trustee | 1998 | Retired, Non-Executive Chairman of the Board, WDR (2016-2018); Formerly Chairman, WDR (2010-2018); CEO, WDR (2005-2016); President, CEO and Chairman, IICO (2002-2016); President, CEO and Chairman, Waddell & Reed Investment Management Company (WRIMCO) (1993-2016); President of each of the funds in the Fund Complex (2001-2016). | 80 | Director, WDR, (1998 to present); Director, IICO (2002-2016); Director, WRIMCO (1991-2016); Director, WISC (2001-2016); Director, W&R Capital Management Group, Inc. (2008-2016); Director, Waddell & Reed (1993-2016); Director, Blue Cross Blue Shield of Kansas City (2007-2017); Trustee, WRA Funds (1998-2018); Trustee, Ivy NextShares (2016-2019); Trustee, Ivy VIP (1998 to present) (28 portfolios overseen); Trustee, InvestEd (2001 to present) (6 portfolios overseen); Trustee, IVH (2013 to present) (1 portfolio overseen). |
| Philip J. Sanders 6300 Lamar Avenue Overland Park, KS 66202 1959 | Trustee | 2019 | CEO, WDR (2016 to present); President, CEO and Chairman, IICO (2016 to present); President, CEO and Chairman, WRIMCO (2016-2018); CIO, WDR (2011-2019); CIO, IICO (2010-2019); CIO, WRIMCO (2010-2018); President of each of the funds in the Fund Complex (2016 to present). | 80 | Trustee, Ivy NextShares (2019); Trustee, Ivy VIP (2019 to present) (28 portfolios overseen); Trustee, InvestEd (2019 to present) (6 portfolios overseen); Trustee, IVH, (2019 to present) (1 portfolio overseen). |

## Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. The Trust's principal officers are:

| Name, Address and Year Of Birth | Position(s) Held with the Trust and Fund Complex | Officer of Trust Since | Officer of Fund Complex Since* | Principal Occupation(s) During Past 5 Years |
|---|---|---|---|---|
| Jennifer K. Dulski 6300 Lamar Avenue Overland Park, KS 66202 1980 | Secretary | 2017 | 2017 | Secretary for each of the funds in the Fund Complex (2017 to present); Senior Vice President and Associate General Counsel of Waddell & Reed, IICO and IDI (2018 to present). |

| Name, Address and Year Of Birth | Position(s) Held with the Trust and Fund Complex | Officer of Trust Since | Officer of Fund Complex Since* | Principal Occupation(s) During Past 5 Years |
|---|---|---|---|---|
| Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 1969 | Vice President | 2008 | 2006 | Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President and Treasurer of each of the funds in the Fund Complex (2006 to present); Principal Accounting Officer of each of the funds in the Fund Complex (2006-2017); Assistant Treasurer of each of the funds in the Fund Complex (2003-2006); Vice President of Waddell & Reed Services Company ("WRSCO") (2007 to present). |
|  | Treasurer | 2008 | 2006 |  |
|  | Principal Financial Officer | 2008 | 2007 |  |
| Philip J. Sanders** 6300 Lamar Avenue Overland Park, KS 66202 1959 | President | 2016 | 2016 | CEO of WDR (2016 to present); President, CEO and Chairman of IICO (2016 to present) and WRIMCO (2016-2018); President of each of the funds in the Fund Complex (2016 to present); CIO of WDR (2011-2019); CIO of IICO (2010-2019) and WRIMCO (2010-2018). |
| Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 1968 | Vice President | 2008 | 2006 | Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex; Vice President of IICO (2006 to present) and WRIMCO (2006-2018). |
|  | Chief Compliance Officer | 2008 | 2004 |  |
| Philip A. Shipp 6300 Lamar Avenue Overland Park, KS 66202 1969 | Assistant Secretary | 2012 | 2012 | Assistant Secretary of each of the funds in the Fund Complex (2012 to present); Vice President of Waddell & Reed and IDI (2010 to present). |
| John E. Sundeen, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1960 | Vice President | 2008 | 2006 | Senior Vice President (1999 to present) and Chief Administrative Officer (2006 to present) of WDR; Executive Vice President and Chief Administrative Officer of IICO (2004 to present) and WRIMCO (2004-2018); Executive Vice President of WRSCO (2016 to present). |

\* This is the date when the officer first became an officer of one or more of the funds that are the predecessors to current funds within Ivy Funds (each, a predecessor fund) (if applicable).

\** Mr. Sanders was Vice President of the Trust since 2006, and of the other Trusts within the Fund Complex since 1998, until his appointment as President in August 2016.

(UNAUDITED)

At a meeting of the Board of Trustees (the "Board") of Ivy Funds (the "Trust") held on August 13th and 14th, 2019, the Board, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), unanimously approved the continuance of the Investment Management Agreement (the "Management Agreement") between Ivy Investment Management Company ("IICO") and the Trust, and the continuance of the Investment Subadvisory Agreements between IICO and:

- Apollo Credit Management, LLC (with respect to the Ivy Apollo Multi-Asset Income Fund and Ivy Apollo Strategic Income Fund)

- LaSalle Investment Management Securities, LLC and LaSalle Investment Management Securities B.V. (with respect to the Ivy LaSalle Global Real Estate Fund and the Ivy Apollo Multi-Asset Income Fund)

- Mackenzie Investments Europe Limited (Mackenzie Europe) and the investment sub-advisory agreement between Mackenzie Europe and Mackenzie Investments Asia Limited (with respect to the Ivy International Small Cap Fund)

- Pictet Asset Management Limited and Pictet Asset Management (Singapore) PTE Ltd. (with respect to the Ivy Emerging Markets Local Currency Debt Fund and Pictet Asset Management SA (with respect to the Ivy Targeted Return Bond Fund)

- PineBridge Investments, LLC (with respect to the Ivy PineBridge High Yield Fund)

- ProShare Advisors, LLC (with respect to the Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, the Ivy ProShares Russell 2000 Dividend Growers Index Fund, the Ivy ProShares Interest Rate Hedged High Yield Index Fund, the Ivy ProShares S&P 500 Bond Index Fund and the Ivy ProShares MSCI ACWI Index Fund)

- Pzena Investment Management, LLC (with respect to the Ivy Pzena International Value Fund)

- Securian Asset Management, Inc. (with respect to the Ivy Securian Core Bond Fund and the Ivy Securian Real Estate Securities Fund)

- Wilshire Associates Incorporated (with respect to the Ivy Wilshire Global Allocation Fund)

Each subadviser is referred to herein as a "Subadviser," and the Management Agreement and the Investment Subadvisory Agreements are referred to collectively herein as the "Agreements."

The Board's Independent Trustees were assisted in their review by independent legal counsel and met with such counsel separately from representatives of IICO and the Subadvisers. Independent legal counsel explained the factors that the Board should consider as part of its review of the Agreements, all as outlined in a memorandum it had provided to the Board prior to the meeting, including, among other things, the nature and the quality of the services provided by IICO and the Subadvisers, profitability (including any fall-out benefits) from IICO's and the Subadvisers' relationships with each series of the Trust (each, a "Fund" and together, the "Funds"), economies of scale, the role played by the Independent Trustees, and information on comparative fees and expenses. The Independent Trustees also considered the written responses and materials produced by IICO and each Subadviser in response to 15(c) due diligence request lists submitted by the Independent Trustees' legal counsel prior to the meeting, as well as materials produced in response to a follow-up request list sent to IICO by independent legal counsel on behalf of the Independent Trustees. Included in those responses, which had been provided to the Board prior to the meeting, was a Fund-by-Fund profitability analysis prepared by IICO, as well as an explanation of the methodology by which the profitability analysis was calculated. The Board also received extensive materials on performance, expenses and comparable fund information from Broadridge, Inc. ("Broadridge"), an independent mutual fund rating service. Finally, the Independent Trustees received and reviewed a considerable amount of information that their independent fee consultant had provided to them. The Independent Trustees previously had reviewed and discussed these materials during a telephonic meeting in July 2019. They further reviewed these materials among themselves, with their independent legal counsel and the independent fee consultant, and with the other Board members at executive sessions of the Independent Trustees at the August 13-14, 2019 Board meeting, during which the Board considered various factors described below, none of which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Board's determination to approve the Agreements are discussed separately below.

## Nature, Extent and Quality of Services

The Board considered the nature, extent and quality of services provided to the Funds by IICO and each Subadviser, taking into account the large amount of materials produced by IICO and the Subadvisers in response to the 15(c) due diligence requests submitted on its behalf by independent legal counsel to the Independent Trustees.

The Board also took into account the report from its Investment Oversight Committee (the "IOC"), in light of that committee's duties to assist the Board in the 15(c) process. The IOC had reported to the Board on its review of the performance of the Funds, IICO's investment risk management function, and the changes IICO and its affiliates have been undertaking for the Trust and the overall fund complex. As such, the Board examined all of IICO's activities in light of performance and expense structure, as well as the overall rationalization of the fund complex (both completed and/or proposed), which is designed to provide economies of scale to the shareholders, reduce the Funds' expenses and enhance the performance of the Funds, particularly in the context of substantial industry change and regulatory developments.

The Board likewise considered the knowledge it had received from its regular meetings, including from the materials provided in connection with those meetings, such as the resources and key personnel of IICO and each Subadviser, as well as the other services provided to the Funds by IICO and each Subadviser, as applicable (*e.g.,* managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to each Fund's investment restrictions, producing reports, providing support services for the Board and its committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable laws and regulations). The Board also took into account the compliance environment at IICO and each Subadviser, noting the resources that each entity has dedicated towards compliance. The Board concluded that the nature and extent of the services provided by IICO and each Subadviser were appropriate, that the quality of those services had been consistent with quality norms in the industry and that the Funds were likely to benefit from the continued provision of those services.

## Benefits from the Relationship with the Funds

The Board next discussed whether IICO or any Subadviser derives any other direct or indirect benefit from serving the Funds. In that regard, the Board discussed the transfer agency and shareholder servicing fees that Waddell & Reed Services Company ("WISC"), an affiliate of IICO, has provided to the Funds. The Board took note of the caps that management previously had agreed to on shareholder servicing costs. The Board also considered the benefits that accrue to each service provider organization from its respective relationship with the Funds, including the fact that a variety of services are provided by affiliates of IICO, including distribution, administrative and Fund accounting services, and, as discussed above, shareholder servicing. The Board also considered management's proposal to outsource the transactional processing operations of WISC to a sub-agent for the Funds, which is designed to achieve greater efficiencies and savings for Fund shareholders over time. After full consideration of these and other factors, the Board concluded that none of IICO, any Subadviser or any of their affiliates receives any additional direct or indirect benefits that would preclude the Board from approving the continuation of the Management Agreement with IICO or any Investment Subadvisory Agreement with a Subadviser.

## Economies of Scale

The Board discussed whether economies of scale are being realized by the Funds and whether fee levels reflect those economies of scale for the benefit of the Funds' shareholders. The Board considered the fact that as a Fund's assets have grown, the expenses of that Fund generally have fallen. Additionally, in that regard, the Board considered the various initiatives that IICO has undertaken to seek to rationalize the fund complex.

## Performance of the Funds and Costs of Services Provided

The Board considered the performance of each Fund and the costs of the services provided, focusing in particular on a number of Funds that the independent fee consultant had identified. Specifically, the Board examined the investment performance of each Fund, including the percentile ranking of each Fund over various periods of time. The Board also examined the performance of each Fund against its respective benchmark index and peer funds for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Funds' performance in each asset class was acceptable. Although the performance of some of the focus Funds identified by the independent fee consultant lagged that of their peers or respective benchmark index, the Board recognized that IICO, or the applicable Subadviser, had taken, or was taking, steps to address that underperformance, and determined to continue to monitor closely the performance of those Funds.

The Board also considered the expenses and expense ratio of each Fund, and the expense limitation and fee reduction arrangements entered into by IICO in light of the services provided by IICO and each Subadviser. The Board also compared each Fund's expenses, including advisory, distribution and shareholder servicing fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds, as well as the advisory fees that IICO (or an affiliate) charges for providing advisory services to other accounts in the same asset class for certain Funds. In that regard, the Board noted that IICO performs significant additional services for the Funds as compared to those other accounts. The Board also took into account the information on IICO's profitability in managing the Funds, including the methodology used to calculate profitability. The Board finally considered the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios, noting that, as the Funds' assets have increased or decreased over

time, the expense ratios of the Funds generally have fallen or risen, respectively. After completing this examination, the Board concluded that each Fund's expenses are appropriate at the current time.

## Independent Fee Consultant Review

Independent legal counsel, on behalf of the Independent Trustees, engaged the independent fee consultant to assist them in evaluating the reasonableness of the management fees charged by IICO to all funds within the fund complex. The independent fee consultant's review addressed the following fee-related factors:

1. The nature, extent and quality of IICO's services to the Funds;

2. Management fees and expenses in the context of performance;

3. Product category expenses, including peers;

4. Profit margins of IICO's parent from supplying such services;

5. Subadviser and institutional fee analyses; and

6. Possible economies of scale as a Fund grows larger.

The following summarizes the findings of the independent fee consultant retained by the Independent Trustees.

*Summary Findings*

The report stated that IICO delivered reasonable levels of performance in the longer-term periods and reasonable levels of service to the Funds in relation to its management fees as compared to the investment advisers of comparable funds. For the 36 months ended March 31, 2019, approximately 17% of the Funds were in the top quartile of performance and 29% of the Funds were in the top two quartiles of performance and that short-term performance of such Funds were showing signs of improvement. Specifically, the report noted that 58% of the Funds were in the top two quartiles in the one-year period, and that 28% of all such Funds had improving performance in their one-year period. The independent fee consultant noted that the Funds' performance appeared to be grounded in a number of institutional competitive advantages at IICO, including investment management depth, ability to attract top talent, proactive management, performance-focused culture, economic analysis and an effective trading infrastructure.

The report further indicated that total expenses of the funds in the complex, on average, were 3% over the average total expenses of their respective Broadridge Expense Group peers and 1% under the average total expenses for their Broadridge Expense Universe peers. The net management fees for the Funds were 2% over the average net management fees of their respective Broadridge Expense Group peers and 7% over the average net management fees for their Broadridge Expense Universes. The report also stated that, when compared to expenses from the prior year, net management fees deceased by 1.5%, while total expenses decreased by 1%.

The report also stated that the management fees IICO charges to the Funds are reasonable in relation to the management fees it charges to its institutional account clients. The report noted that these institutional account clients have different service and infrastructure needs and in addition, the average spread between management fees IICO charged to the Funds and those it charges to institutional account clients is reasonable relative to the average fee spreads computed from industry surveys.

The report stated that while it was difficult to confirm overall economies of scale, it was clear that the Funds' shareholders generally are benefitting from lower expenses as the Funds' assets grow.

The report also noted that the overall profitability of IICO's parent relative to other complexes is reasonable.

Finally, the report also examined the fees that IICO retains on Funds that are subadvised by unaffiliated Subadvisers and indicated that those fees are reasonable relative to the industry. The report also stated that the subadvisory fees that IICO earns for serving as a subadviser to an unaffiliated fund when compared to fees of similar Funds likewise are reasonable relative to the industry.

*Conclusions*

The independent fee consultant's report concluded that it believes that the services provided by IICO and its affiliates and expenses incurred by the Funds in the previous 12 months are reasonable and provide adequate justification for renewal of the Funds' existing Agreements.

(UNAUDITED)

The following privacy notice is issued by Ivy Funds (the "Funds"), Ivy Investment Management Company ("IICO") and Ivy Distributors, Inc. ("IDI").

## Information Collected

We collect nonpublic personal information about you from your account application and other forms that you may deliver to us, and from your transactions with us and our affiliates. This is information that regulators consider necessary for the proper servicing of your account. In order to affect your transactions and service your account properly, we may disclose all of the information that we collect, as described above, to firms that assist us in servicing your account, such as our transfer agent.

## Confidentiality of Information Collected

All records containing your nonpublic personal information are kept at our various service providers. These entities include IICO, IDI and our transfer agent and administrative services provider. We require these affiliates, and any non-affiliated service providers, to protect the confidentiality of your information and to use the information only for the purposes for which disclosure to them is made. The Funds, IICO, IDI and other service providers restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you and maintain physical, electronic, and procedural safeguards that comply with federal standards to maintain the security of your nonpublic personal information.

## Disclosure of Information in Limited Circumstances

We do not disclose nonpublic personal information about present or former customers to nonaffiliated third parties, except as permitted or required by law. In connection with servicing your account, your nonpublic personal information may be shared among the entities named in this notice, their affiliates, and non-affiliates, including a transfer agent or other service companies. We will adhere to the policies and practices above for both current and former customers.

(UNAUDITED)

**Proxy Voting Guidelines**

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.923.3355 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

**Proxy Voting Records**

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Investments' website at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

# QUARTERLY PORTFOLIO SCHEDULE INFORMATION            IVY FUNDS

Portfolio holdings can be found on the Trust's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q and/or Form NPORT-EX. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.

- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

# HOUSEHOLDING NOTICE                          IVY FUNDS

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Trust) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

# TO ALL TRADITIONAL IRA PLANHOLDERS:              IVY FUNDS

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

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# THE IVY FUNDS FAMILY

## Domestic Equity Funds

Ivy Accumulative Fund

Ivy Core Equity Fund

Ivy Large Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Mid Cap Income Opportunities Fund

Ivy Small Cap Core Fund

Ivy Small Cap Growth Fund

Ivy Value Fund

## Global/International Funds

Ivy Emerging Markets Equity Fund

Ivy Global Equity Income Fund

Ivy Global Growth Fund

Ivy International Small Cap Fund

Ivy International Core Equity Fund

Ivy Managed International Opportunities Fund

Ivy Pictet Emerging Markets Local Currency Debt Fund

Ivy Pzena International Value Fund

## Index Funds

Ivy ProShares Interest Rate Hedged High Yield Index Fund

Ivy ProShares MSCI ACWI Index Fund

Ivy ProShares Russell 2000 Dividend Growers Index Fund

Ivy ProShares S&P 500 Bond Index Fund

Ivy ProShares S&P 500 Dividend Aristocrats Index Fund

## Speciality Funds

Ivy Apollo Multi-Asset Income Fund

Ivy Asset Strategy Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy LaSalle Global Real Estate Fund

Ivy Natural Resources Fund

Ivy Science and Technology Fund

Ivy Securian Real Estate Securities Fund

Ivy Wilshire Global Allocation Fund

## Fixed Income Funds

Ivy Apollo Strategic Income Fund

Ivy California Municipal High Income Fund

Ivy Corporate Bond Fund

Ivy Crossover Credit Fund

Ivy Global Bond Fund

Ivy Government Securities Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

Ivy Pictet Targeted Return Bond Fund

Ivy PineBridge High Yield Fund

Ivy Securian Core Bond Fund

## Money Market Funds

Ivy Cash Management Fund

Ivy Government Money Market Fund

**1.888.923.3355**

**Visit us online at www.ivyinvestments.com**

**The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Distributors, Inc.**

**Before investing, investors should consider carefully the investment objectives, risks, charges and expenses of a mutual fund. This and other important information is contained in the prospectus and summary prospectus, which may be obtained at www.ivyinvestments.com or from a financial advisor. Read it carefully before investing.**



# Annual Report

SEPTEMBER 30, 2019

| | Class A | Class E | Ticker Class I | Class N | Class R |
|---|---|---|---|---|---|
| **IVY FUNDS** | | | | | |
| Ivy ProShares Interest Rate Hedged High Yield Index Fund | IAIRX | IIREX | IIIRX | IIRNX | IIRRX |
| Ivy ProShares MSCI ACWI Index Fund | IMWAX | IMWEX | IMWIX | IMCNX | IMCRX |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund | IRUAX | IRUEX | IRUIX | IRUNX | IRURX |
| Ivy ProShares S&P 500 Bond Index Fund | IAPRX | IPREX | IPRIX | IPRNX | IPRRX |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund | IDAAX | IDAEX | IDAIX | IDANX | IDARX |

# CONTENTS

This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus, or summary prospectus, and current performance information.

SEPTEMBER 30, 2019 (UNAUDITED)



Philip J. Sanders, CFA

**Dear Shareholder,**

We saw a little bit of everything during the fiscal period. The start of the fiscal year witnessed dramatic market volatility and, at the end of 2018, the worst quarter for U.S. equities since 2011. Equity markets roared back following the sharp correction, with the S&P 500 Index advancing more than 20% in 2019, as of Sept. 30, and every sector posting gains. The rally had a pro-cyclical component, as information technology and real estate delivered the strongest sector returns, while energy and health care were the laggards.

The U.S. economy remains relatively healthy and remains in the longest economic expansion in U.S. history despite uncertainty about trade and signs of global weakening. We believe the underlying fundamentals — a strong job market, rising wages and low inflation — support continued growth during the rest of 2019. However, U.S. trade policy remains a wildcard and poses a major threat to the current expansion.

The U.S. Federal Reserve (Fed) held steady on interest rates for the first half of 2019, but cut the federal funds rate by 25 basis points in July and then again in September. The federal funds target range currently is 1.75-2.0%. Increasing pressures from trade turmoil and uncertainty around the strength of global growth led the Fed to become more accommodative, and we believe one additional rate cut is likely by calendar year's end.

The pace of economic growth in Europe has weakened during the fiscal period, mainly due to the drag of global trade and Brexit uncertainty. We anticipate eurozone growth will remain weak through the rest of the year, but could see some stabilization by the end of 2019. The European Central Bank introduced a broad stimulus package in September, including lower rates, a reboot of quantitative easing and a commitment to maintain these initiatives until inflation moves toward its target of just below 2%. With core inflation currently around 1%, we expect these policies to be in place for at least the next year or two.

Emerging markets faced multiple headwinds over the fiscal year, namely a strong dollar, China's focus on deleveraging and regulation, trade wars, volatile energy prices and increased geopolitical risks. Despite near-term concerns and likely volatility across the global equity market, we believe the long-term fundamentals in emerging markets will continue to offer opportunities. By comparison, U.S. equities broadly have benefitted from a more attractive growth rate, which was the result of tax reform, lower regulatory pressures and repatriation of overseas earnings.

Looking ahead, we believe equities face intensifying headwinds as the pace of global growth slows and trade turmoil lingers. As we examine the investment landscape, we continue to put greater emphasis on the fundamentals and quality of asset classes and sectors. We believe it is important to stay focused on the merits of individual market sectors, industries and companies when making investment decisions. Those fundamentals historically have tended to outweigh external factors such as government policies and regulations. While those can affect every business and every investor, we think the innovation and management skill within individual companies are the ultimate drivers of long-term stock prices.

## Economic Snapshot

|  | 9/30/2019 | 9/30/2018 |
|---|---|---|
| S&P 500 Index | 2,976.74 | 2,913.98 |
| MSCI EAFE Index | 1,889.36 | 1,973.60 |
| 10-Year Treasury Yield | 1.68% | 3.05% |
| U.S. unemployment rate | 3.5% | 3.7% |
| 30-year fixed mortgage rate | 3.64% | 4.72% |
| Oil price per barrel | $ 54.07 | $ 73.25 |

*Sources: Bloomberg, U.S. Department of Labor, MBA, CME*

*All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.*

Respectfully,

*Philip J Sanders*

Philip J. Sanders, CFA
President

**The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.**

## Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, exchange fees and account fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2019.

## Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions, for Class A shares, if your Fund account balance is below $650 on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

## Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), exchange fees or account fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 5 in Notes to Financial Statements for further information.

| Fund | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | Beginning Account Value 3-31-19 | Ending Account Value 9-30-19 | Expenses Paid During Period* | Beginning Account Value 3-31-19 | Ending Account Value 9-30-19 | Expenses Paid During Period* | |
| Ivy ProShares Interest Rate Hedged High Yield Index Fund | | | | | | | |
| Class A | $1,000 | $1,007.30 | $4.52 | $1,000 | $1,020.55 | $4.55 | 0.90% |
| Class E | $1,000 | $1,007.30 | $4.52 | $1,000 | $1,020.55 | $4.55 | 0.90% |
| Class I | $1,000 | $1,008.60 | $3.31 | $1,000 | $1,021.81 | $3.34 | 0.65% |
| Class N | $1,000 | $1,009.60 | $3.32 | $1,000 | $1,021.81 | $3.34 | 0.65% |
| Class R | $1,000 | $1,004.90 | $7.02 | $1,000 | $1,018.03 | $7.06 | 1.40% |

*See footnotes on page 5.*

(UNAUDITED)

| Fund | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
|---|---|---|---|---|---|---|---|
| | Beginning Account Value 3-31-19 | Ending Account Value 9-30-19 | Expenses Paid During Period* | Beginning Account Value 3-31-19 | Ending Account Value 9-30-19 | Expenses Paid During Period* | |
| **Ivy ProShares MSCI ACWI Index Fund** | | | | | | | |
| Class A | $1,000 | $1,034.10 | $4.58 | $1,000 | $1,020.55 | $4.55 | 0.90% |
| Class E | $1,000 | $1,034.00 | $3.76 | $1,000 | $1,021.37 | $3.74 | 0.74% |
| Class I | $1,000 | $1,034.50 | $3.36 | $1,000 | $1,021.81 | $3.34 | 0.65% |
| Class N | $1,000 | $1,034.50 | $3.36 | $1,000 | $1,021.81 | $3.34 | 0.65% |
| Class R | $1,000 | $1,030.70 | $7.11 | $1,000 | $1,018.04 | $7.06 | 1.40% |
| **Ivy ProShares Russell 2000 Dividend Growers Index Fund** | | | | | | | |
| Class A | $1,000 | $1,027.90 | $4.56 | $1,000 | $1,020.55 | $4.55 | 0.90% |
| Class E | $1,000 | $1,027.80 | $3.65 | $1,000 | $1,021.42 | $3.64 | 0.73% |
| Class I | $1,000 | $1,029.20 | $3.35 | $1,000 | $1,021.81 | $3.34 | 0.65% |
| Class N | $1,000 | $1,029.20 | $3.15 | $1,000 | $1,021.93 | $3.13 | 0.63% |
| Class R | $1,000 | $1,025.40 | $6.89 | $1,000 | $1,018.31 | $6.86 | 1.35% |
| **Ivy ProShares S&P 500 Bond Index Fund** | | | | | | | |
| Class A | $1,000 | $1,075.40 | $3.42 | $1,000 | $1,021.81 | $3.34 | 0.65% |
| Class E | $1,000 | $1,074.70 | $3.11 | $1,000 | $1,022.06 | $3.03 | 0.60% |
| Class I | $1,000 | $1,075.70 | $2.08 | $1,000 | $1,023.06 | $2.02 | 0.40% |
| Class N | $1,000 | $1,075.70 | $2.08 | $1,000 | $1,023.06 | $2.02 | 0.40% |
| Class R | $1,000 | $1,072.70 | $6.01 | $1,000 | $1,019.29 | $5.86 | 1.15% |
| **Ivy ProShares S&P 500 Dividend Aristocrats Index Fund** | | | | | | | |
| Class A | $1,000 | $1,065.30 | $3.92 | $1,000 | $1,021.31 | $3.84 | 0.75% |
| Class E | $1,000 | $1,065.40 | $3.61 | $1,000 | $1,021.53 | $3.54 | 0.71% |
| Class I | $1,000 | $1,066.50 | $2.58 | $1,000 | $1,022.56 | $2.53 | 0.50% |
| Class N | $1,000 | $1,066.50 | $2.58 | $1,000 | $1,022.56 | $2.53 | 0.50% |
| Class R | $1,000 | $1,061.80 | $6.49 | $1,000 | $1,018.80 | $6.36 | 1.25% |

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2019, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads or exchange fees.

# MANAGEMENT DISCUSSION
## Ivy ProShares Index Funds

(UNAUDITED)

### Investment strategies and techniques

Each Ivy ProShares Index Fund (each, a "Fund" and collectively, the "Funds") are designed to match, before fees and expenses, the performance of an underlying index both on a single day and an over time basis. ProShare Advisors LLC (ProShares), the Funds' investment sub-adviser, uses a passive approach in seeking to achieve the investment objective of each Fund. Each Fund attempts to achieve its investment objective by investing substantially all of its assets in investments that make up its underlying index or in financial instruments that ProShares believes are likely to simulate movements in each Fund's index. Using this approach, ProShares determines the type, quantity and mix of investment positions that a Fund should hold to track the performance of its index.

As index funds, the Funds are "passively managed." This means that when managing the Funds, ProShares does not invest the assets of the Funds in securities or financial instruments based on its view of the investment merit of a particular security, instrument, or company. In addition, ProShares does not conduct conventional investment research or analysis; forecast market movements, trends or market conditions; or take defensive positions in managing assets of the Funds.

The Funds may not be able to replicate exposure to their respective index and may employ various techniques that ProShares believes should, when combined with other investment management techniques, help simulate the movement of each Fund's index. Each Fund also may make use of investment techniques to track its index, including the use of swap agreements, credit default swaps, futures contracts, forward contracts, and similar instruments (collectively, "derivatives"). Funds using these techniques are exposed to risks different from, or possibly greater than, the risks associated with investing directly in securities, including one or more of the following: counterparty risk (i.e., the risk that a counterparty is unable or unwilling to make timely payments) on the amount the Fund expects to receive from a derivatives counterparty, liquidity risk (i.e., the ability of a Fund to acquire or dispose of certain holdings quickly or at prices that represent true market value in the judgment of ProShares), and increased correlation risk (i.e., the Fund's ability to achieve a high degree of correlation with its index). If a counterparty becomes bankrupt, or fails to perform its obligations, the value of an investment in the Fund may decline. With respect to swaps and forward contracts, the Funds seek to mitigate these risks by generally requiring derivatives counterparties to post collateral for the benefit of each Fund, marked to market daily, in an amount approximately equal to the amount the counterparty owes the Fund, subject to certain minimum thresholds. The Funds primarily enter into derivatives with counterparties that are major global financial institutions. Any costs associated with using derivatives will have the effect of lowering the Fund's return.

### Factors that Materially Affected the Performance of Each Fund during the Year Ending September 30, 2019

Primary factors affecting the Funds' performance for the fiscal year ending September 30, 2019, before fees and expenses, include the following: transaction costs to purchase and sell underlying securities within an index; the total return of the securities and any derivatives held by the Funds, including the performance of the reference assets to which any derivatives are linked; financing rates paid or earned by the Funds associated with cash and, in certain cases, derivative positions; stock dividends, premiums and bond yields paid or earned by the Funds (including those included in the total return of derivatives contracts); the types of derivatives contracts (if any) used by the Funds and their correlation to the relevant index; and other miscellaneous factors.

**Index Performance:** The performance of each Fund's index and, in turn, the factors and market conditions affecting that index are principal factors driving Fund performance.

**Financing Rates Associated with Derivatives:** The performance of Funds that use derivatives may be impacted by the related financing costs. Instruments such as futures carry implied financing costs. Forward and swap financing rates are negotiated between the Funds and their counterparties and are typically set at the one-week/one-month London Interbank Offered Rate ("LIBOR") plus or minus a negotiated spread. Each Fund with long exposure via derivatives was generally negatively affected by financing rates. Conversely, most Funds with short derivative exposure generally benefited from financing rates. However, in low interest rate environments, LIBOR adjusted by the spread may actually result in a Fund with short exposure also being negatively affected by financing rates.

**Stock Dividends and Bond Yields:** The performance of Funds that provide long exposure was positively impacted by capturing the dividend, premium or income yield of the underlying assets to which they have exposure. The performance of Funds was negatively impacted by virtue of effectively having to pay out the dividend, premium or income yield (or a multiple thereof, as applicable) associated with the assets to which they have short exposure.

**Fees, Expenses, and Transaction Costs:** Fees and expenses are listed in the financial statements of each Fund and may generally be higher and thus have a more negative impact on performance than compared to many traditional index-based

funds. Transaction costs are not reflected in the Funds' expense ratios. Transaction costs are generally higher for Funds whose indexes are more volatile, that invest in foreign securities, and for Funds that hold or have exposure to assets that are comparatively less liquid than other Funds.

**Miscellaneous factors:** Each Fund holds a mix of securities and/or derivatives that is designed to provide returns that seek to achieve its investment objective. Certain Funds may obtain exposure to only a representative sample of the securities of their index and may not have investment exposure to all securities of the index or may have weightings that are different from that of its index. Certain Funds may also obtain exposure to securities not contained in the relevant index or in financial instruments.

## Fund Management Teams

**Ivy ProShares Interest Rate Hedged High Yield Index Fund;**
**Ivy ProShares S&P 500 Bond Index Fund**
*Benjamin McAbee and Alexander Ilyasov of ProShares share responsibility for the day-to-day management of the Ivy ProShares Interest Rate Hedged High Yield Index Fund and Ivy ProShares S&P 500 Bond Index Fund. Mr. McAbee has managed the Funds since the Funds' inception in 2017. Mr. Ilyasov has served as co-portfolio manager for the Funds since 2019.*

**Ivy ProShares S&P 500 Dividend Aristocrats Index Fund;**
**Ivy ProShares Russell 2000 Dividend Growers Index Fund**
*Michael Neches and Devin Sullivan of ProShares share responsibility for the day-to-day management of the Ivy ProShares S&P 500 Dividend Aristocrats Index Fund and Ivy ProShares Russell 2000 Dividend Growers Index Fund. Mr. Neches has managed the Funds since the Funds' inception in 2017. Mr. Sullivan has served as co-portfolio manager for the Funds since 2018.*

**Ivy ProShares MSCI ACWI Index Fund**
*Scott Hanson and Ryan Dofflemeyer of ProShares share responsibility for the day-to-day management of Ivy ProShares MSCI ACWI Index Fund. Mr. Hanson has managed the Fund since its inception in 2017. Mr. Dofflemeyer has served as co-portfolio manager for the Fund since 2019.*

## Fiscal Year Performance

For the Period Ended September 30, 2019

| | |
|---|---|
| Ivy ProShares Interest Rate Hedged High Yield Index Fund<br>(Class A shares at net asset value) | 0.15% |
| Ivy ProShares Interest Rate Hedged High Yield Index Fund<br>(Class A shares including sales charges) | -2.38% |
| Benchmark(s) and Morningstar Category | |
| FTSE High Yield (Treasury Rate-Hedged) Index<br>(generally reflects the performance of high yield debt issued by companies domiciled in the U.S. or Canada) | 1.31% |
| Morningstar High Yield Bond Category Average<br>(generally reflects the performance of the universe of funds with similar investment objectives) | 5.27% |
| Ivy ProShares MSCI ACWI Index Fund<br>(Class A shares at net asset value) | 1.14% |
| Ivy ProShares MSCI ACWI Index Fund<br>(Class A shares including sales charges) | -1.36% |
| Benchmark(s) and Morningstar Category | |
| MSCI ACWI Index<br>(generally reflects the performance of developed and emerging-market equities) | 1.38% |
| Morningstar World Large Stock Category Average<br>(generally reflects the performance of the universe of funds with similar investment objectives) | 1.14% |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund<br>(Class A shares at net asset value) | 2.31% |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund<br>(Class A shares including sales charges) | -0.24% |

| Benchmark(s) and Morningstar Category | |
|---|---|
| Russell 2000 Dividend Growth Index<br>(generally reflects the performance of small-cap companies that have increased dividends every year for the last 10 consecutive years) | 3.23% |
| Morningstar Small Blend Category Average<br>(generally reflects the performance of the universe of funds with similar investment objectives) | -7.72% |
| Ivy ProShares S&P 500 Bond Index Fund<br>(Class A shares at net asset value | 12.46% |
| Ivy ProShares S&P 500 Bond Index Fund<br>(Class A shares including sales charges) | 9.61% |

| Benchmark(s) and Morningstar Category | |
|---|---|
| S&P 500/MarketAxess Investment Grade Corporate Bond Index<br>(generally reflects the performance of high yield debt issued in the U.S. by S&P 500 companies) | 13.37% |
| Morningstar Corporate Bond Category Average<br>(generally reflects the performance of the universe of funds with similar investment objectives) | 10.90% |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund<br>(Class A shares at net asset value) | 9.04% |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund<br>(Class A shares including sales charges) | 6.28% |

| Benchmark(s) and Morningstar Category | |
|---|---|
| S&P 500 Dividend Aristocrats Index<br>(generally reflects the performance of large-cap companies that have increased dividends every year for the last 25 consecutive years) | 9.91% |
| Morningstar Large Blend Category Average<br>(generally reflects the performance of the universe of funds with similar investment objectives) | 3.00% |

*Please note that Fund returns include applicable fees and expenses, while index returns do not include any such fees.*

**Performance shown at net asset value (NAV) does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.**

**Past performance is not a guarantee of future results. As with any mutual fund, the value of the Funds' shares will change, and you could lose money on your investment.**

**For Ivy ProShares MSCI ACWI Index Fund, international investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.**

**For Ivy ProShares S&P 500 Bond Index Fund, fixed-income securities are subject to interest rate risk and, as such, the Fund's NAV may fall as interest rates rise.**

**For Ivy ProShares Interest Rate Hedged High Yield Index Fund, the use of derivatives presents several risks including the risk that fluctuation in the values of the derivatives may not correlate perfectly with the overall securities markets or with the underlying asset from which the derivative's value is derived. Moreover, some derivatives are more sensitive to interest rate changes and market fluctuations than others, and the risk of loss may be greater than if the derivative technique(s) had not been used. Derivatives also may be subject to counterparty risk, which includes the risk that a loss may be sustained by the Fund as a result of the insolvency or bankruptcy of, or other non-compliance by, another party to the transaction.**

**These and other risks are more fully described in the Fund's prospectus.**

**The opinions expressed in this report are those of the Funds' portfolio managers and are current only through the end of the period of the report as stated on the cover. The portfolio managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**The indexes noted are unmanaged, include reinvested dividends, and do not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy ProShares Index Funds.**

ALL DATA IS AS OF SEPTEMBER 30, 2019 (UNAUDITED)

### Asset Allocation

| | |
|---|---|
| Bonds | 96.7% |
|    Corporate Debt Securities | 96.7% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 3.3% |

### Quality Weightings

| | |
|---|---|
| Non-Investment Grade | 96.7% |
|    BB | 38.9% |
|    B | 40.4% |
|    CCC | 16.8% |
|    Below CCC | 0.6% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 3.3% |

*Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

# COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



| | | | Ivy ProShares Interest Rate Hedged High Yield Index Fund, Class A Shares[1] ........ $10,490 |
| --- | --- | --- | --- |
| | | | FTSE High Yield (Treasury Rate-Hedged) Index ............................... $11,168 |

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class E | Class I | Class N | Class R |
| --- | --- | --- | --- | --- | --- |
| 1-year period ended 9-30-19 | -2.38% | -2.38% | 0.39% | 0.50% | -0.33% |
| 5-year period ended 9-30-19 | — | — | — | — | — |
| 10-year period ended 9-30-19 | — | — | — | — | — |
| Since Inception of Class through 9-30-19[4] | 1.98% | 1.98% | 3.30% | 3.34% | 2.57% |

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E Shares carry a maximum front-end sales load of 2.50%. Class I, Class N and Class R shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)4-20-17 for Class A shares, 4-20-17 for Class E shares, 4-20-17 for Class I shares, 4-20-17 for Class N shares and 4-20-17 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

# SCHEDULE OF INVESTMENTS
## IVY PROSHARES INTEREST RATE HEDGED HIGH YIELD INDEX FUND *(in thousands)*

| CORPORATE DEBT SECURITIES | Principal | Value |
|---|---|---|
| **Communication Services** | | |
| *Alternative Carriers – 3.2%* | | |
| CommScope Finance LLC, | | |
| 6.000%, 3–1–26 (A) . . . . . . . . . . . | $400 | $ 414 |
| CommScope Technologies LLC (GTD by CommScope, Inc.), | | |
| 6.000%, 6–15–25 (A) . . . . . . . . . . . | 410 | 370 |
| Level 3 Financing, Inc. (GTD by Level 3 Parent LLC), | | |
| 4.625%, 9–15–27 (A) . . . . . . . . . . | 300 | 303 |
| Zayo Group LLC and Zayo Capital, Inc.: | | |
| 6.000%, 4–1–23 . . . . . . . . . . . . . . | 390 | 400 |
| 5.750%, 1–15–27 (A) . . . . . . . . . . | 413 | 422 |
| | | 1,909 |
| *Broadcasting – 4.1%* | | |
| AMC Networks, Inc., | | |
| 5.000%, 4–1–24 . . . . . . . . . . . . . . | 250 | 258 |
| Clear Channel Outdoor Holdings, Inc., | | |
| 5.125%, 8–15–27 (A) . . . . . . . . . . | 115 | 120 |
| Clear Channel Worldwide Holdings, Inc., | | |
| 9.250%, 2–15–24 (A) . . . . . . . . . . | 516 | 567 |
| Nexstar Escrow, Inc., | | |
| 5.625%, 7–15–27 (A) . . . . . . . . . . | 175 | 183 |
| Sirius XM Radio, Inc.: | | |
| 4.625%, 7–15–24 (A) . . . . . . . . . . | 275 | 285 |
| 5.000%, 8–1–27 (A) . . . . . . . . . . . | 490 | 506 |
| TEGNA, Inc., | | |
| 5.000%, 9–15–29 (A) . . . . . . . . . . | 220 | 222 |
| Univision Communications, Inc., | | |
| 5.125%, 2–15–25 (A) . . . . . . . . . . | 350 | 340 |
| | | 2,481 |
| *Cable & Satellite – 5.6%* | | |
| CCO Holdings LLC and CCO Holdings Capital Corp.: | | |
| 5.125%, 5–1–27 (A) . . . . . . . . . . . | 681 | 711 |
| 5.000%, 2–1–28 (A) . . . . . . . . . . . | 570 | 589 |
| CSC Holdings LLC, | | |
| 6.500%, 2–1–29 (A) . . . . . . . . . . . | 425 | 472 |
| DISH DBS Corp.: | | |
| 5.875%, 11–15–24 . . . . . . . . . . . . | 476 | 472 |
| 7.750%, 7–1–26 . . . . . . . . . . . . . . | 675 | 688 |
| Neptune Finco Corp., | | |
| 10.875%, 10–15–25 (A) . . . . . . . . . | 400 | 453 |
| | | 3,385 |
| *Integrated Telecommunication Services – 3.3%* | | |
| CenturyLink, Inc., | | |
| 7.500%, 4–1–24 . . . . . . . . . . . . . . | 395 | 442 |
| Frontier Communications Corp.: | | |
| 10.500%, 9–15–22 . . . . . . . . . . . . | 535 | 246 |
| 11.000%, 9–15–25 . . . . . . . . . . . . | 867 | 392 |
| Sprint Corp.: | | |
| 7.625%, 2–15–25 . . . . . . . . . . . . . | 300 | 330 |
| 7.625%, 3–1–26 . . . . . . . . . . . . . . | 300 | 331 |
| West Corp., | | |
| 8.500%, 10–15–25 (A) . . . . . . . . . . | 300 | 241 |
| | | 1,982 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| *Movies & Entertainment – 2.5%* | | |
| iHeartCommunications, Inc., | | |
| 8.375%, 5–1–27 . . . . . . . . . . . . . . | $385 | $ 416 |
| Netflix, Inc.: | | |
| 4.875%, 4–15–28 . . . . . . . . . . . . . | 580 | 590 |
| 5.875%, 11–15–28 . . . . . . . . . . . . | 470 | 510 |
| | | 1,516 |
| *Publishing – 0.5%* | | |
| Meredith Corp., | | |
| 6.875%, 2–1–26 . . . . . . . . . . . . . . | 300 | 305 |
| *Wireless Telecommunication Service – 1.6%* | | |
| SBA Communications Corp., | | |
| 4.875%, 9–1–24 . . . . . . . . . . . . . . | 255 | 264 |
| T-Mobile USA, Inc.: | | |
| 6.500%, 1–15–26 . . . . . . . . . . . . . | 530 | 570 |
| 4.750%, 2–1–28 . . . . . . . . . . . . . . | 115 | 120 |
| | | 954 |
| **Total Communication Services – 20.8%** | | **12,532** |
| **Consumer Discretionary** | | |
| *Auto Parts & Equipment – 1.4%* | | |
| Panther BF Aggregator 2 L.P.: | | |
| 6.250%, 5–15–26 (A) . . . . . . . . . . | 275 | 289 |
| 8.500%, 5–15–27 (A) . . . . . . . . . . | 530 | 537 |
| | | 826 |
| *Automobile Manufacturers – 0.7%* | | |
| Tesla, Inc. (GTD by SolarCity Corp.), | | |
| 5.300%, 8–15–25 (A) . . . . . . . . . . | 456 | 409 |
| *Automotive Retail – 0.4%* | | |
| Allison Transmission, Inc., | | |
| 5.000%, 10–1–24 (A) . . . . . . . . . . | 265 | 271 |
| *Casinos & Gaming – 4.1%* | | |
| CRC Escrow Issuer LLC and CRC Finco, Inc., | | |
| 5.250%, 10–15–25 (A) . . . . . . . . . | 420 | 429 |
| Golden Nugget, Inc., | | |
| 6.750%, 10–15–24 (A) . . . . . . . . . | 305 | 313 |
| MGM Growth Properties Operating Partnership L.P. and MGP Finance Co-Issuer, Inc., | | |
| 5.625%, 5–1–24 . . . . . . . . . . . . . . | 210 | 230 |
| MGM Resorts International, | | |
| 6.000%, 3–15–23 . . . . . . . . . . . . . | 369 | 406 |
| Scientific Games International, Inc. (GTD by Scientific Games Corp.): | | |
| 10.000%, 12–1–22 . . . . . . . . . . . . | 200 | 208 |
| 5.000%, 10–15–25 (A) . . . . . . . . . | 365 | 377 |
| Wynn Las Vegas LLC and Wynn Las Vegas Capital Corp., | | |
| 5.500%, 3–1–25 (A) . . . . . . . . . . . | 500 | 525 |
| | | 2,488 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| *Consumer Electronics – 0.5%* | | |
| Spectrum Brands, Inc. (GTD by SB/RH Holdings), | | |
| 5.750%, 7–15–25 . . . . . . . . . . . . . | $ 315 | $ 329 |
| *Internet & Direct Marketing Retail – 0.7%* | | |
| Argos Merger Sub, Inc., | | |
| 7.125%, 3–15–23 (A) . . . . . . . . . . | 430 | 404 |
| *Leisure Facilities – 2.1%* | | |
| Diamond Sports Group LLC and Diamond Sports Finance Co. (GTD by Diamond Sports Intermediate Holdings LLC): | | |
| 5.375%, 8–15–26 (A) . . . . . . . . . . | 440 | 457 |
| 6.625%, 8–15–27 (A) . . . . . . . . . . | 500 | 518 |
| Six Flags Entertainment Corp., | | |
| 4.875%, 7–31–24 (A) . . . . . . . . . . | 262 | 271 |
| | | 1,246 |
| *Leisure Products – 0.9%* | | |
| Mattel, Inc., | | |
| 6.750%, 12–31–25 (A) . . . . . . . . . . | 510 | 532 |
| *Restaurants – 3.7%* | | |
| 1011778 B.C. Unlimited Liability Co. and New Red Finance, Inc.: | | |
| 4.250%, 5–15–24 (A) . . . . . . . . . . | 411 | 423 |
| 5.000%, 10–15–25 (A) . . . . . . . . . | 766 | 791 |
| Aramark Services, Inc. (GTD by Aramark Corp.), | | |
| 5.000%, 2–1–28 (A) . . . . . . . . . . . | 310 | 322 |
| KFC Holding Co., Pizza Hut Holdings LLC and Taco Bell of America LLC: | | |
| 5.000%, 6–1–24 (A) . . . . . . . . . . . | 350 | 363 |
| 5.250%, 6–1–26 (A) . . . . . . . . . . . | 350 | 370 |
| | | 2,269 |
| *Specialized Consumer Services – 1.0%* | | |
| Uber Technologies, Inc.: | | |
| 8.000%, 11–1–26 (A) . . . . . . . . . . | 425 | 430 |
| 7.500%, 9–15–27 (A) . . . . . . . . . . | 160 | 160 |
| | | 590 |
| *Specialty Stores – 2.3%* | | |
| PetSmart, Inc., | | |
| 5.875%, 6–1–25 (A) . . . . . . . . . . . | 543 | 541 |
| Staples, Inc.: | | |
| 7.500%, 4–15–26 (A) . . . . . . . . . . | 550 | 567 |
| 10.750%, 4–15–27 (A) . . . . . . . . . . | 275 | 282 |
| | | 1,390 |
| *Tires & Rubber – 0.5%* | | |
| Goodyear Tire & Rubber Co. (The), | | |
| 5.125%, 11–15–23 . . . . . . . . . . . . . | 300 | 304 |
| **Total Consumer Discretionary – 18.3%** | | **11,058** |

# SCHEDULE OF INVESTMENTS

IVY PROSHARES INTEREST RATE HEDGED HIGH YIELD INDEX FUND *(in thousands)*

SEPTEMBER 30, 2019

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Consumer Staples** | | |
| Agricultural Products – 0.3% | | |
| NBM U.S. Holdings, Inc., | | |
| 7.000%, 5–14–26 (A) | $200 | $ 210 |
| Drug Retail – 0.6% | | |
| Rite Aid Corp., | | |
| 6.125%, 4–1–23 (A) | 485 | 385 |
| Food Distributors – 0.3% | | |
| Performance Food Group, Inc., | | |
| 5.500%, 10–15–27 (A) | 165 | 173 |
| Food Retail – 1.2% | | |
| Albertsons Cos. LLC, Safeway, Inc., New Albertson's, Inc. and Albertson's LLC: | | |
| 6.625%, 6–15–24 | 300 | 314 |
| 5.750%, 3–15–25 | 375 | 386 |
| | | 700 |
| Packaged Foods & Meats – 1.9% | | |
| JBS USA, JBS USA Food Co. and JBS USA Finance, Inc. (GTD by JBS S.A.), | | |
| 6.500%, 4–15–29 (A) | 250 | 278 |
| Post Holdings, Inc.: | | |
| 5.000%, 8–15–26 (A) | 564 | 585 |
| 5.750%, 3–1–27 (A) | 270 | 286 |
| | | 1,149 |
| **Total Consumer Staples – 4.3%** | | **2,617** |
| **Energy** | | |
| Oil & Gas Equipment & Services – 0.6% | | |
| Brand Energy & Infrastructure Services, Inc., | | |
| 8.500%, 7–15–25 (A) | 310 | 295 |
| McDermott Escrow 1, Inc. and McDermott Escrow 2, Inc., | | |
| 10.625%, 5–1–24 (A) | 350 | 81 |
| | | 376 |
| Oil & Gas Exploration & Production – 2.5% | | |
| Antero Resources Corp., | | |
| 5.125%, 12–1–22 | 300 | 263 |
| California Resources Corp., | | |
| 8.000%, 12–15–22 (A) | 513 | 254 |
| Crownrock L.P., | | |
| 5.625%, 10–15–25 (A) | 310 | 312 |
| Matador Resources Co., | | |
| 5.875%, 9–15–26 | 330 | 331 |
| Targa Resources Partners L.P., | | |
| 5.875%, 4–15–26 | 290 | 306 |
| | | 1,466 |
| Oil & Gas Storage & Transportation – 0.5% | | |
| Cheniere Energy Partners L.P., | | |
| 4.500%, 10–1–29 (A) | 300 | 307 |
| **Total Energy – 3.6%** | | **2,149** |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Financials** | | |
| Consumer Finance – 3.0% | | |
| Ally Financial, Inc., | | |
| 5.750%, 11–20–25 | $264 | $ 296 |
| Quicken Loans, Inc.: | | |
| 5.750%, 5–1–25 (A) | 360 | 371 |
| 5.250%, 1–15–28 (A) | 320 | 330 |
| Springleaf Finance Corp.: | | |
| 6.125%, 3–15–24 | 285 | 307 |
| 7.125%, 3–15–26 | 450 | 499 |
| | | 1,803 |
| Financial Exchanges & Data – 1.2% | | |
| Refinitiv U.S. Holdings, Inc.: | | |
| 6.250%, 5–15–26 (A) | 150 | 161 |
| 8.250%, 11–15–26 (A) | 515 | 568 |
| | | 729 |
| Other Diversified Financial Services – 1.2% | | |
| Icahn Enterprises L.P. and Icahn Enterprises Finance Corp.: | | |
| 6.250%, 2–1–22 | 500 | 513 |
| 6.250%, 5–15–26 (A) | 200 | 210 |
| | | 723 |
| Property & Casualty Insurance – 0.6% | | |
| Hub International Ltd., | | |
| 7.000%, 5–1–26 (A) | 350 | 360 |
| Specialized Finance – 2.2% | | |
| Banff Merger Sub, Inc., | | |
| 9.750%, 9–1–26 (A) | 360 | 344 |
| Diamond 1 Finance Corp. and Diamond 2 Finance Corp.: | | |
| 5.875%, 6–15–21 (A) | 231 | 235 |
| 7.125%, 6–15–24 (A) | 481 | 507 |
| Navient Corp., | | |
| 6.500%, 6–15–22 | 250 | 266 |
| | | 1,352 |
| **Total Financials – 8.2%** | | **4,967** |
| **Health Care** | | |
| Health Care Facilities – 7.2% | | |
| Community Health Systems, Inc.: | | |
| 6.250%, 3–31–23 | 984 | 977 |
| 9.875%, 6–30–23 (A)(B) | 130 | 111 |
| DaVita HealthCare Partners, Inc., | | |
| 5.000%, 5–1–25 | 403 | 401 |
| HCA, Inc. (GTD by HCA Holdings, Inc.): | | |
| 5.375%, 2–1–25 | 690 | 754 |
| 5.625%, 9–1–28 | 484 | 539 |
| MPH Acquisition Holdings LLC, | | |
| 7.125%, 6–1–24 (A) | 461 | 425 |
| Regional Care Hospital Partners Holdings, Inc. and Legend Merger Sub, Inc., | | |
| 9.750%, 12–1–26 (A) | 375 | 401 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Health Care Facilities** (Continued) | | |
| Tenet Healthcare Corp., | | |
| 4.875%, 1–1–26 (A) | $ 150 | $ 154 |
| THC Escrow Corp. II, | | |
| 6.750%, 6–15–23 | 550 | 578 |
| | | 4,340 |
| Health Care Services – 1.0% | | |
| Envision Healthcare Corp., | | |
| 8.750%, 10–15–26 (A) | 345 | 211 |
| IQVIA, Inc., | | |
| 5.000%, 5–15–27 (A) | 400 | 419 |
| | | 630 |
| Health Care Technology – 0.9% | | |
| Change Healthcare Holdings, Inc., | | |
| 5.750%, 3–1–25 (A) | 270 | 274 |
| Verscend Holding Corp., | | |
| 9.750%, 8–15–26 (A) | 250 | 266 |
| | | 540 |
| Life Sciences Tools & Services – 1.4% | | |
| Avantor, Inc.: | | |
| 6.000%, 10–1–24 (A) | 300 | 321 |
| 9.000%, 10–1–25 (A) | 490 | 551 |
| | | 872 |
| Managed Health Care – 1.5% | | |
| Centene Escrow I Corp., | | |
| 5.375%, 6–1–26 (A) | 570 | 597 |
| WellCare Health Plans, Inc., | | |
| 5.250%, 4–1–25 | 270 | 281 |
| | | 878 |
| Pharmaceuticals – 3.8% | | |
| Bausch Health Cos., Inc., | | |
| 6.125%, 4–15–25 (A) | 955 | 991 |
| Endo Ltd., Endo Finance LLC and Endo Finco, Inc., | | |
| 6.000%, 7–15–23 (A) | 400 | 245 |
| IMS Health, Inc., | | |
| 5.000%, 10–15–26 (A) | 200 | 209 |
| Jaguar Holding Co. II and Pharmaceutical Product Development LLC, | | |
| 6.375%, 8–1–23 (A) | 252 | 261 |
| Par Pharmaceutical, Inc., | | |
| 7.500%, 4–1–27 (A) | 400 | 364 |
| Valeant Pharmaceuticals International, Inc., | | |
| 7.000%, 3–15–24 (A) | 215 | 226 |
| | | 2,296 |
| **Total Health Care – 15.8%** | | **9,556** |
| **Industrials** | | |
| Aerospace & Defense – 3.4% | | |
| Bombardier, Inc.: | | |
| 7.500%, 3–15–25 (A) | 411 | 410 |
| 7.875%, 4–15–27 (A) | 500 | 498 |

# SCHEDULE OF INVESTMENTS

## IVY PROSHARES INTEREST RATE HEDGED HIGH YIELD INDEX FUND *(in thousands)*

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Aerospace & Defense** (Continued) | | |
| TransDigm, Inc. (GTD by TransDigm Group, Inc.), | | |
| 6.250%, 3–15–26 (A) ......... | $1,050 | $ 1,128 |
| | | 2,036 |
| **Air Freight & Logistics – 1.0%** | | |
| XPO Logistics, Inc.: | | |
| 6.500%, 6–15–22 (A) ......... | 274 | 279 |
| 6.750%, 8–15–24 (A) .......... | 309 | 334 |
| | | 613 |
| **Building Products – 0.7%** | | |
| Beacon Escrow Corp., | | |
| 4.875%, 11–1–25 (A) .......... | 418 | 410 |
| **Construction Machinery & Heavy Trucks – 0.4%** | | |
| Navistar International Corp. (GTD by Navistar, Inc.), | | |
| 6.625%, 11–1–25 (A) .......... | 240 | 244 |
| **Diversified Support Services – 1.3%** | | |
| United Rentals (North America), Inc. (GTD by United Rentals, Inc.): | | |
| 6.500%, 12–15–26 ........... | 240 | 261 |
| 4.875%, 1–15–28 ............ | 500 | 520 |
| | | 781 |
| **Office Services & Supplies – 0.4%** | | |
| Xerox Corp., | | |
| 4.125%, 3–15–23 ............ | 250 | 254 |
| **Security & Alarm Services – 1.5%** | | |
| Allied Universal Holdco LLC: | | |
| 6.625%, 7–15–26 (A) .......... | 250 | 264 |
| 9.750%, 7–15–27 (A) .......... | 300 | 313 |
| Prime Security Services Borrower LLC and Prime Finance, Inc., | | |
| 5.750%, 4–15–26 (A) .......... | 300 | 312 |
| | | 889 |
| **Trucking – 1.2%** | | |
| Herc Holdings, Inc., | | |
| 5.500%, 7–15–27 (A) .......... | 320 | 333 |
| Hertz Corp. (The), | | |
| 7.625%, 6–1–22 (A) ........... | 365 | 380 |
| | | 713 |
| **Total Industrials – 9.9%** | | 5,940 |
| **Information Technology** | | |
| **Application Software – 2.6%** | | |
| Infor (U.S.), Inc., | | |
| 6.500%, 5–15–22 ............. | 430 | 437 |
| Solera LLC and Solera Finance, Inc., | | |
| 10.500%, 3–1–24 (A) .......... | 525 | 555 |
| SS&C Technologies Holdings, Inc., | | |
| 5.500%, 9–30–27 (A) .......... | 530 | 554 |
| | | 1,546 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Data Processing & Outsourced Services – 0.3%** | | |
| Exela Intermediate LLC and Exela Finance, Inc., | | |
| 10.000%, 7–15–23 (A) ......... | $320 | $ 179 |
| **Technology Hardware, Storage & Peripherals – 0.4%** | | |
| Inception Parent, Inc., Inception Merger Sub, Inc. and Rackspace Hosting, Inc., | | |
| 8.625%, 11–15–24 (A) ......... | 295 | 271 |
| **Total Information Technology – 3.3%** | | 1,996 |
| **Materials** | | |
| **Aluminum – 1.1%** | | |
| Novelis Corp. (GTD by Novelis, Inc.): | | |
| 6.250%, 8–15–24 (A) .......... | 410 | 429 |
| 5.875%, 9–30–26 (A) .......... | 210 | 220 |
| | | 649 |
| **Commodity Chemicals – 1.0%** | | |
| NOVA Chemicals Corp.: | | |
| 4.875%, 6–1–24 (A) ........... | 315 | 324 |
| 5.250%, 6–1–27 (A) ........... | 296 | 308 |
| | | 632 |
| **Diversified Metals & Mining – 1.1%** | | |
| First Quantum Minerals Ltd.: | | |
| 7.250%, 4–1–23 (A) ........... | 260 | 256 |
| 7.500%, 4–1–25 (A) ........... | 400 | 394 |
| | | 650 |
| **Metal & Glass Containers – 2.2%** | | |
| Ball Corp.: | | |
| 4.375%, 12–15–20 ............ | 172 | 176 |
| 5.250%, 7–1–25 .............. | 240 | 265 |
| BWAY Holding Co.: | | |
| 5.500%, 4–15–24 (A) .......... | 552 | 569 |
| 7.250%, 4–15–25 (A) .......... | 310 | 293 |
| | | 1,303 |
| **Paper Packaging – 0.7%** | | |
| Reynolds Group Issuer, Inc., Reynolds Group Issuer LLC and Reynolds Group Issuer (Luxembourg) S.A., | | |
| 5.125%, 7–15–23 (A) .......... | 420 | 430 |
| **Total Materials – 6.1%** | | 3,664 |
| **Real Estate** | | |
| **Hotel & Resort REITs – 1.7%** | | |
| ESH Hospitality, Inc., | | |
| 5.250%, 5–1–25 (A) ........... | 290 | 300 |
| Hilton Domestic Operating Co., Inc.: | | |
| 5.125%, 5–1–26 .............. | 350 | 368 |
| 4.875%, 1–15–30 (A) .......... | 325 | 343 |
| | | 1,011 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Real Estate Development – 0.4%** | | |
| Howard Hughs Corp., | | |
| 5.375%, 3–15–25 (A) .......... | $250 | $ 261 |
| **Real Estate Services – 0.3%** | | |
| Brookfield Property REIT, Inc., | | |
| 5.750%, 5–15–26 (A) ......... | 150 | 157 |
| **Specialized REITs – 1.4%** | | |
| Iron Mountain, Inc.: | | |
| 4.875%, 9–15–27 (A) .......... | 240 | 245 |
| 4.875%, 9–15–29 (A) .......... | 300 | 305 |
| Uniti Group L.P., Uniti Group Finance, Inc. and CSL Capital LLC, | | |
| 8.250%, 10–15–23 ........... | 335 | 303 |
| | | 853 |
| **Total Real Estate – 3.8%** | | 2,282 |
| **Utilities** | | |
| **Electric Utilities – 1.9%** | | |
| Calpine Corp., | | |
| 5.250%, 6–1–26 (A) .......... | 330 | 342 |
| Vistra Operations Co. LLC: | | |
| 5.625%, 2–15–27 (A) ........ | 555 | 584 |
| 5.000%, 7–31–27 (A) ......... | 200 | 206 |
| | | 1,132 |
| **Multi-Utilities – 0.7%** | | |
| NRG Energy, Inc., | | |
| 6.625%, 1–15–27 (A) ......... | 396 | 429 |
| **Total Utilities – 2.6%** | | 1,561 |
| **TOTAL CORPORATE DEBT SECURITIES – 96.7%** | | $58,322 |
| (Cost: $58,094) | | |
| **SHORT-TERM SECURITIES** | | |
| **Master Note – 0.1%** | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), | | |
| 2.170%, 10–7–19 (C) ......... | 38 | 38 |
| **TOTAL SHORT-TERM SECURITIES – 0.1%** | | $ 38 |
| (Cost: $38) | | |
| **TOTAL INVESTMENT SECURITIES – 96.8%** | | $58,360 |
| (Cost: $58,132) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES (D) – 3.2%** | | 1,914 |
| **NET ASSETS – 100.0%** | | $60,274 |

SEPTEMBER 30, 2019

Notes to Schedule of Investments

(A) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2019 the total value of these securities amounted to $40,487 or 67.2% of net assets.

(B) Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at September 30, 2019.

(C) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(D) Cash of $360 has been pledged as collateral on open futures contracts.

The following futures contracts were outstanding at September 30, 2019 (contracts unrounded):

| Description | Type | Number of Contracts | Expiration Date | Notional Amount | Value | Unrealized Appreciation |
|---|---|---|---|---|---|---|
| U.S. 10-Year Treasury Note | Short | 46 | 12–31–19 | 4,600 | $ (5,995) | $ 54 |
| U.S. 2-Year Treasury Note | Short | 120 | 1–6–20 | 24,000 | (25,860) | 62 |
| U.S. 5-Year Treasury Note | Short | 237 | 1–6–20 | 23,700 | (28,238) | 174 |
| | | | | | $(60,093) | $290 |

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Corporate Debt Securities | $ — | $58,322 | $ — |
| Short-Term Securities | — | 38 | — |
| Total | $ — | $58,360 | $ — |
| Futures Contracts | $290 | $ — | $ — |

The following acronyms are used throughout this schedule:

GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trusts

See Accompanying Notes to Financial Statements.

# PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2019 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 99.1% |
|    Financials | 16.6% |
|    Information Technology | 16.1% |
|    Health Care | 11.4% |
|    Industrials | 10.6% |
|    Consumer Discretionary | 10.2% |
|    Consumer Staples | 8.7% |
|    Communication Services | 8.5% |
|    Energy | 5.4% |
|    Materials | 4.8% |
|    Utilities | 3.5% |
|    Real Estate | 3.3% |
| Liabilities (Net of Cash and Other Assets), and Cash Equivalents+ | 0.9% |

## Country Weightings

| | |
|---|---|
| North America | 59.4% |
|    United States | 55.9% |
|    Other North America | 3.5% |
| Europe | 20.8% |
|    United Kingdom | 4.7% |
|    France | 3.2% |
|    Other Europe | 12.9% |
| Pacific Basin | 17.4% |
|    Japan | 6.8% |
|    Other Pacific Basin | 10.6% |
| South America | 1.1% |
| Other | 0.3% |
| Bahamas/Caribbean | 0.1% |
| Liabilities (Net of Cash and Other Assets), and Cash Equivalents+ | 0.9% |

## Top 10 Equity Holdings

| Company | Country | Sector | Industry |
|---|---|---|---|
| Apple, Inc. | United States | Information Technology | Technology Hardware, Storage & Peripherals |
| Microsoft Corp. | United States | Information Technology | Systems Software |
| Amazon.com, Inc. | United States | Consumer Discretionary | Internet & Direct Marketing Retail |
| Facebook, Inc., Class A | United States | Communication Services | Interactive Media & Services |
| JPMorgan Chase & Co. | United States | Financials | Other Diversified Financial Services |
| Alphabet, Inc., Class C | United States | Communication Services | Interactive Media & Services |
| Alphabet, Inc., Class A | United States | Communication Services | Interactive Media & Services |
| Johnson & Johnson | United States | Health Care | Pharmaceuticals |
| Nestle S.A., Registered Shares | Switzerland | Consumer Staples | Packaged Foods & Meats |
| Procter & Gamble Co. (The) | United States | Consumer Staples | Household Products |

*See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.*

*+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

# COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

## IVY PROSHARES MSCI ACWI INDEX FUND



| | |
| --- | --- |
| Ivy ProShares MSCI ACWI Index Fund, Class A Shares[1] | $11,796 |
| MSCI ACWI Index | $12,235 |

*Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.*

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class E | Class I | Class N | Class R |
| --- | --- | --- | --- | --- | --- |
| 1-year period ended 9-30-19 | -1.36% | -1.30% | 1.31% | 1.31% | 0.56% |
| 5-year period ended 9-30-19 | — | — | — | — | — |
| 10-year period ended 9-30-19 | — | — | — | — | — |
| Since Inception of Class through 9-30-19[4] | 6.98% | 7.14% | 8.37% | 8.37% | 7.56% |

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E Shares carry a maximum front-end sales load of 2.50%. Class I, Class N and Class R shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)4-20-17 for Class A shares, 4-20-17 for Class E shares, 4-20-17 for Class I shares, 4-20-17 for Class N shares and 4-20-17 for Class R shares (the date on which shares were first acquired by shareholders).

*Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Australia** | | |
| **Communication Services – 0.0%** | | |
| Telstra Corp. Ltd. ADR | 13 | $ 30 |
| **Consumer Discretionary – 0.0%** | | |
| Aristocrat Leisure Ltd. | 2 | 37 |
| **Consumer Staples – 0.2%** | | |
| Coca-Cola Amatil Ltd. | 4 | 25 |
| Coles Group Ltd. | 3 | 35 |
| Treasury Wine Estates Ltd. | 2 | 27 |
| Wesfarmers Ltd. | 3 | 77 |
| Woolworths Ltd. | 3 | 79 |
| | | 243 |
| **Energy – 0.1%** | | |
| Origin Energy Ltd. | 6 | 33 |
| Santos Ltd. | 7 | 36 |
| Woodside Petroleum Ltd. | 3 | 57 |
| | | 126 |
| **Financials – 0.7%** | | |
| Australia and New Zealand Banking Group Ltd. | 7 | 143 |
| Australian Stock Exchange Ltd. | 1 | 49 |
| Commonwealth Bank of Australia | 4 | 239 |
| Insurance Australia Group Ltd. | 7 | 35 |
| Macquarie Group Ltd. | 1 | 77 |
| National Australia Bank Ltd. | 7 | 138 |
| QBE Insurance Group Ltd. | 6 | 52 |
| Suncorp Group Ltd. | 5 | 42 |
| Westpac Banking Corp. | 9 | 174 |
| | | 949 |
| **Health Care – 0.2%** | | |
| Cochlear Ltd. | —* | 35 |
| CSL Ltd. | 1 | 193 |
| Ramsay Health Care Ltd. | 1 | 22 |
| Sonic Healthcare Ltd. | 2 | 42 |
| | | 292 |
| **Industrials – 0.1%** | | |
| Aurizon Holdings Ltd. | 8 | 33 |
| Brambles Ltd. | 5 | 42 |
| Transurban Group | 7 | 71 |
| | | 146 |
| **Information Technology – 0.0%** | | |
| Computershare Ltd. | 3 | 31 |
| **Materials – 0.4%** | | |
| BHP Group Ltd. | 7 | 175 |
| BHP Group plc | 5 | 104 |
| Fortescue Metals Group Ltd. | 5 | 31 |
| Incitec Pivot Ltd. | 11 | 25 |
| Newcrest Mining Ltd. | 2 | 56 |
| South32 Ltd. | 15 | 26 |
| | | 417 |
| **Real Estate – 0.1%** | | |
| Dexus | 4 | 34 |
| Goodman Group | 5 | 52 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Real Estate** (Continued) | | |
| GPT Group | 8 | $ 33 |
| Lendlease Group | 2 | 27 |
| Mirvac Group | 13 | 27 |
| Scentre Group | 14 | 38 |
| Stockland Corp. Ltd. | 11 | 33 |
| | | 244 |
| **Utilities – 0.1%** | | |
| AGL Energy Ltd. | 2 | 32 |
| APA Group | 5 | 36 |
| | | 68 |
| **Total Australia – 1.9%** | | 2,583 |
| **Austria** | | |
| **Financials – 0.1%** | | |
| Erste Bank der Oesterreichischen Sparkassen AG | 2 | 51 |
| **Total Austria – 0.1%** | | 51 |
| **Belgium** | | |
| **Consumer Staples – 0.2%** | | |
| Anheuser-Busch InBev S.A./N.V. | 2 | 184 |
| **Financials – 0.0%** | | |
| ageas N.V. | 1 | 31 |
| KBC Group N.V. | 1 | 46 |
| | | 77 |
| **Health Care – 0.0%** | | |
| UCB S.A./N.V. | 1 | 37 |
| **Materials – 0.1%** | | |
| Solvay S.A. | —* | 33 |
| Umicore S.A. | 1 | 41 |
| | | 74 |
| **Total Belgium – 0.3%** | | 372 |
| **Bermuda** | | |
| **Financials – 0.1%** | | |
| Arch Capital Group Ltd. (A) | 1 | 60 |
| Everest Re Group Ltd. | —* | 32 |
| | | 92 |
| **Total Bermuda – 0.1%** | | 92 |
| **Brazil** | | |
| **Communication Services – 0.0%** | | |
| Telefonica Brasil S.A. | 2 | 33 |
| **Consumer Discretionary – 0.2%** | | |
| Lojas Renner S.A. | 4 | 47 |
| MercadoLibre, Inc. (A) | —* | 56 |
| | | 103 |
| **Consumer Staples – 0.1%** | | |
| Ambev S.A. | 14 | 66 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Consumer Staples** (Continued) | | |
| JBS S.A. | 4 | $ 30 |
| | | 96 |
| **Energy – 0.1%** | | |
| Petroleo Brasileiro S.A. | 23 | 158 |
| **Financials – 0.4%** | | |
| B3 S.A. - Brasil, Bolsa, Balcao | 7 | 73 |
| Banco Bradesco S.A. | 14 | 114 |
| Banco do Brasil S.A. | 4 | 40 |
| BB Seguridade Participacoes S.A. | 5 | 38 |
| Itau Unibanco Holdings S.A. | 15 | 125 |
| Itausa Investimentos Itau S.A. | 18 | 59 |
| | | 449 |
| **Industrials – 0.0%** | | |
| Localiza Rent a Car S.A. | 3 | 33 |
| Rumo S.A. (A) | 6 | 34 |
| WEG S.A. | 6 | 33 |
| | | 100 |
| **Materials – 0.1%** | | |
| Vale S.A. | 10 | 114 |
| **Real Estate – 0.0%** | | |
| BR Malls Participacoes S.A. | 9 | 31 |
| **Utilities – 0.0%** | | |
| Equatorial Energia S.A. | 2 | 40 |
| **Total Brazil – 0.9%** | | 1,124 |
| **Canada** | | |
| **Communication Services – 0.1%** | | |
| BCE, Inc. | 1 | 27 |
| Rogers Communications, Inc., Class B | 1 | 64 |
| Thomson Reuters Corp. | —* | 31 |
| | | 122 |
| **Consumer Discretionary – 0.3%** | | |
| Canadian Tire Corp. Ltd., Class A | —* | 29 |
| Dollarama, Inc. | 1 | 44 |
| Gildan Activewear, Inc. | 1 | 32 |
| lululemon athletica, Inc. (A) | —* | 52 |
| Magna International, Inc. | 1 | 56 |
| Restaurant Brands International, Inc. | 1 | 43 |
| | | 256 |
| **Consumer Staples – 0.1%** | | |
| Alimentation Couche-Tard, Inc., Class B | 3 | 77 |
| George Weston Ltd. | —* | 28 |
| Loblaw Cos. Ltd. | 1 | 43 |
| Metro, Inc. | 1 | 46 |
| | | 194 |
| **Energy – 0.6%** | | |
| Canadian Natural Resources Ltd. | 3 | 88 |
| Cenovus Energy, Inc. | 4 | 34 |
| Enbridge, Inc. | 5 | 163 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Energy (Continued)** | | |
| Inter Pipeline Ltd. . . . . . . . . . . . . . . . . | 2 | $ 36 |
| Keyera Corp. . . . . . . . . . . . . . . . . . . . | 1 | 27 |
| Pembina Pipeline Corp. . . . . . . . . . . . | 2 | 57 |
| Suncor Energy, Inc. . . . . . . . . . . . . . . | 4 | 136 |
| TransCanada Corp. . . . . . . . . . . . . . . | 2 | 124 |
| | | 665 |
| **Financials – 1.2%** | | |
| Bank of Montreal . . . . . . . . . . . . . . . . | 1 | 104 |
| Bank of Nova Scotia (The) . . . . . . . . . . | 3 | 155 |
| Brookfield Asset Management, Inc., Class A . . . . . . . . . . . . . . . . . . . . . | 2 | 123 |
| Canadian Imperial Bank of Commerce . . . . . . . . . . . . . . . . . . . . | 1 | 82 |
| Fairfax Financial Holdings Ltd. . . . . . . . | —* | 34 |
| Intact Financial Corp. . . . . . . . . . . . . . . | 1 | 56 |
| Manulife Financial Corp. . . . . . . . . . . . . | 5 | 93 |
| National Bank of Canada (B) . . . . . . . . . | 1 | 39 |
| Royal Bank of Canada . . . . . . . . . . . . . | 3 | 274 |
| Sun Life Financial, Inc. . . . . . . . . . . . . . | 2 | 79 |
| Toronto-Dominion Bank . . . . . . . . . . . . | 4 | 246 |
| | | 1,285 |
| **Industrials – 0.3%** | | |
| Canadian National Railway Co. . . . . . . . | 2 | 175 |
| Canadian Pacific Railway Ltd. . . . . . . . . | —* | 96 |
| WSP Global, Inc. . . . . . . . . . . . . . . . . . | 1 | 32 |
| | | 303 |
| **Information Technology – 0.2%** | | |
| CGI Group, Inc., Class A (A) . . . . . . . . . . | 1 | 42 |
| Constellation Software, Inc. . . . . . . . . . | —* | 56 |
| Open Text Corp. . . . . . . . . . . . . . . . . . . | 1 | 36 |
| Shopify, Inc., Class A (A) . . . . . . . . . . . . | —* | 84 |
| | | 218 |
| **Materials – 0.2%** | | |
| Agnico-Eagle Mines Ltd. . . . . . . . . . . . . | 1 | 48 |
| Barrick Gold Corp. . . . . . . . . . . . . . . . . | 4 | 62 |
| Franco-Nevada Corp. . . . . . . . . . . . . . . | 1 | 55 |
| Kirkland Lake Gold Ltd. . . . . . . . . . . . . | —* | 9 |
| Nutrien Ltd. . . . . . . . . . . . . . . . . . . . . . | 2 | 84 |
| Teck Cominco Ltd. . . . . . . . . . . . . . . . . | 1 | 24 |
| Wheaton Precious Metals Corp. . . . . . . | 2 | 51 |
| | | 333 |
| **Utilities – 0.2%** | | |
| AltaGas Ltd. . . . . . . . . . . . . . . . . . . . . . | 2 | 26 |
| Emera, Inc. . . . . . . . . . . . . . . . . . . . . . . | 1 | 48 |
| Fortis, Inc. . . . . . . . . . . . . . . . . . . . . . . | 1 | 55 |
| Hydro One Ltd. (B) . . . . . . . . . . . . . . . | 2 | 34 |
| | | 163 |
| **Total Canada – 3.2%** | | 3,539 |
| **Chile** | | |
| **Consumer Discretionary – 0.0%** | | |
| Saci Falabella . . . . . . . . . . . . . . . . . . . . | 8 | 47 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Utilities – 0.1%** | | |
| Enel Americas S.A. . . . . . . . . . . . . . . . . | 349 | $ 64 |
| **Total Chile – 0.1%** | | 111 |
| **China** | | |
| **Communication Services – 0.7%** | | |
| China Mobile Ltd. . . . . . . . . . . . . . . . . . | 16 | 134 |
| China Tower Corp. Ltd., H Shares . . . . . . | 138 | 31 |
| NetEase.com, Inc. ADR . . . . . . . . . . . . . | —* | 67 |
| Tencent Holdings Ltd. . . . . . . . . . . . . . . | 14 | 582 |
| | | 814 |
| **Consumer Discretionary – 0.7%** | | |
| Alibaba Group Holding Ltd. ADR (A) . . . . | 4 | 594 |
| ANTA Sports Products Ltd. . . . . . . . . . . . | 4 | 33 |
| Ctrip.com International Ltd. (A) . . . . . . . . | 1 | 35 |
| Geely Automobile Holdings Ltd. . . . . . . . | 15 | 25 |
| JD.com, Inc. ADR (A) . . . . . . . . . . . . . . . | 2 | 60 |
| Meituan Dianping, Class B (A) . . . . . . . . . | 3 | 33 |
| New Oriental Education & Technology Group, Inc. ADR (A) . . . . . . . . . . . . . . . | —* | 49 |
| Shenzhou International Group Holdings Ltd. . . . . . . . . . . . . . . . . . . . . . . . . . . | 3 | 42 |
| YUM! Brands, Inc. . . . . . . . . . . . . . . . . . | 1 | 50 |
| | | 921 |
| **Consumer Staples – 0.0%** | | |
| China Mengniu Dairy Co. Ltd. . . . . . . . . . | 10 | 39 |
| Hengan International Group Co. Ltd. . . . | 4 | 28 |
| | | 67 |
| **Energy – 0.1%** | | |
| China Petroleum & Chemical Corp., H Shares . . . . . . . . . . . . . . . . . . . . . | 75 | 44 |
| China Shenhua Energy Co. Ltd., H Shares . . . . . . . . . . . . . . . . . . . . . | 11 | 22 |
| CNOOC Ltd. . . . . . . . . . . . . . . . . . . . . . | 56 | 85 |
| PetroChina Co. Ltd., H Shares . . . . . . . . | 54 | 28 |
| | | 179 |
| **Financials – 0.8%** | | |
| Bank of Communications Co. Ltd. . . . . . . | 44 | 29 |
| BOC Hong Kong (Holdings) Ltd., H Shares . . . . . . . . . . . . . . . . . . . . . | 221 | 87 |
| China Cinda Asset Management Co. Ltd., H Shares . . . . . . . . . . . . . . . . . . . . . | 115 | 23 |
| China CITIC Bank Corp. Ltd., H Shares . . | 52 | 28 |
| China Construction Bank Corp. . . . . . . . . | 249 | 190 |
| China Life Insurance Co. Ltd. . . . . . . . . . | 5 | 21 |
| China Life Insurance Co. Ltd., H Shares . . . . . . . . . . . . . . . . . . . . . | 25 | 58 |
| China Merchants Bank Co. Ltd., H Shares . . . . . . . . . . . . . . . . . . . . . | 12 | 59 |
| China Minsheng Banking Corp. Ltd., H Shares . . . . . . . . . . . . . . . . . . . . . | 46 | 31 |
| China Pacific Insurance (Group) Co. Ltd., H Shares . . . . . . . . . . . . . . . . . . . . . | 10 | 36 |
| CITIC Securities Co. Ltd., H Shares . . . . . | 11 | 21 |
| Huatai Securities Co. Ltd., H Shares . . . . | 19 | 29 |
| Industrial and Commercial Bank of China Ltd., H Shares . . . . . . . . . . . . . . . . . . | 185 | 124 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Financials (Continued)** | | |
| PICC Property and Casualty Co. Ltd., H Shares . . . . . . . . . . . . . . . . . . . . . | 30 | $ 35 |
| Ping An Insurance (Group) Co. of China Ltd., H Shares . . . . . . . . . . . . . . . . . | 15 | 173 |
| | | 944 |
| **Health Care – 0.0%** | | |
| CSPC Pharmaceutical Group Ltd. . . . . . | 12 | 24 |
| **Industrials – 0.1%** | | |
| ZTO Express (Cayman), Inc. ADR . . . . . . | 2 | 49 |
| **Information Technology – 0.1%** | | |
| Baidu.com, Inc. ADR (A) . . . . . . . . . . . . | 1 | 97 |
| Sunny Optical Technology (Group) Co. Ltd. . . . . . . . . . . . . . . . . . . . . . . . . . | 2 | 26 |
| Xiaomi Corp., Class B (A)(B) . . . . . . . . . | 26 | 29 |
| | | 152 |
| **Materials – 0.0%** | | |
| Anhui Conch Cement Co. Ltd., H Shares . . . . . . . . . . . . . . . . . . . . . | 5 | 32 |
| **Real Estate – 0.1%** | | |
| China Overseas Land & Investment Ltd. . . . . . . . . . . . . . . . . . . . . . . . . . | 15 | 48 |
| Country Garden Holdings Co. Ltd. . . . . | 23 | 29 |
| Sunac China Holdings Ltd. . . . . . . . . . . | 8 | 31 |
| | | 108 |
| **Utilities – 0.0%** | | |
| CGN Power Co. Ltd., H Shares . . . . . . . | 140 | 35 |
| ENN Energy Holdings Ltd. . . . . . . . . . . . | 3 | 34 |
| | | 69 |
| **Total China – 2.6%** | | 3,359 |
| **Denmark** | | |
| **Consumer Staples – 0.1%** | | |
| Carlsberg Group . . . . . . . . . . . . . . . . . . | —* | 60 |
| **Financials – 0.0%** | | |
| Danske Bank A.S. . . . . . . . . . . . . . . . . . | 2 | 26 |
| **Health Care – 0.4%** | | |
| Coloplast A/S, Class B . . . . . . . . . . . . . | —* | 51 |
| Genmab A.S. (A) . . . . . . . . . . . . . . . . . . | —* | 41 |
| Novo Nordisk A/S, Class B . . . . . . . . . . | 5 | 233 |
| Novozymes A/S, Class B . . . . . . . . . . . . | 1 | 37 |
| | | 362 |
| **Industrials – 0.1%** | | |
| A.P. Moller - Maersk A/S . . . . . . . . . . . . | —* | 29 |
| DSV A/S . . . . . . . . . . . . . . . . . . . . . . . | 1 | 66 |
| Vestas Wind Systems A/S . . . . . . . . . . . | —* | 35 |
| | | 130 |
| **Materials – 0.0%** | | |
| Chr. Hansen Holding A/S . . . . . . . . . . . | —* | 36 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Utilities – 0.1%** | | |
| Orsted A/S | 1 | $ 62 |
| | | |
| **Total Denmark – 0.7%** | | 676 |
| Finland | | |
| **Energy – 0.0%** | | |
| Neste Oyj (B) | 1 | 39 |
| | | |
| **Financials – 0.1%** | | |
| Nordea Bank AB | 11 | 76 |
| | | |
| **Industrials – 0.1%** | | |
| Kone Oyj, Class B | 1 | 54 |
| | | |
| **Information Technology – 0.1%** | | |
| Nokia OYJ | 15 | 75 |
| | | |
| **Materials – 0.1%** | | |
| UPM-Kymmene Corp. | 1 | 44 |
| | | |
| **Total Finland – 0.4%** | | 288 |
| France | | |
| **Communication Services – 0.2%** | | |
| Orange S.A. | 5 | 80 |
| Publicis Groupe S.A. (B) | 1 | 32 |
| Ubisoft Entertainment S.A. (A) | —* | 24 |
| Vivendi Universal | 2 | 66 |
| | | 202 |
| **Consumer Discretionary – 0.6%** | | |
| Accor S.A. | 1 | 30 |
| Compagnie Generale des Etablissements Michelin, Class B | 1 | 63 |
| Hermes International | —* | 61 |
| LVMH Moet Hennessy - Louis Vuitton | 1 | 263 |
| Peugeot S.A. | 2 | 54 |
| Pinault-Printemps-Redoute S.A. | —* | 101 |
| Renault S.A. | 1 | 34 |
| Sodexo S.A. | —* | 26 |
| | | 632 |
| **Consumer Staples – 0.4%** | | |
| Carrefour S.A. | 2 | 39 |
| Danone S.A. | 2 | 143 |
| L'Oreal | 1 | 174 |
| Pernod Ricard S.A. | 1 | 107 |
| | | 463 |
| **Energy – 0.3%** | | |
| Total S.A. | 6 | 292 |
| | | |
| **Financials – 0.3%** | | |
| Axa S.A. | 4 | 114 |
| BNP Paribas S.A. | 3 | 141 |
| Credit Agricole Group | 4 | 49 |
| Societe Generale S.A. | 2 | 59 |
| | | 363 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Health Care – 0.3%** | | |
| EssilorLuxottica S.A. | 1 | $ 102 |
| Sanofi-Aventis | 3 | 249 |
| | | 351 |
| **Industrials – 0.7%** | | |
| Airbus SE | 1 | 194 |
| Bouygues S.A. | 1 | 35 |
| Compagnie de Saint-Gobain | 2 | 59 |
| Edenred S.A. | 1 | 39 |
| Eiffage S.A. | —* | 38 |
| Getlink SE | 3 | 46 |
| Legrand S.A. | 1 | 66 |
| Safran | 1 | 135 |
| Schneider Electric S.A. | 2 | 132 |
| Teleperformance SE | —* | 54 |
| Thales | —* | 38 |
| Vinci | 1 | 142 |
| | | 978 |
| **Information Technology – 0.2%** | | |
| Atos S.A. | —* | 19 |
| Cap Gemini S.A. | —* | 57 |
| Dassault Systemes S.A. | —* | 57 |
| Ingenico Group | —* | 24 |
| | | 157 |
| **Materials – 0.1%** | | |
| Arkema | —* | 31 |
| L Air Liquide S.A. | 1 | 144 |
| | | 175 |
| **Real Estate – 0.0%** | | |
| Icade | —* | 27 |
| Unibail-Rodamco-Westfield | —* | 63 |
| | | 90 |
| **Utilities – 0.1%** | | |
| EDF S.A. | 2 | 23 |
| ENGIE | 5 | 79 |
| Suez Environment Co. | 2 | 28 |
| Veolia Environnement S.A. | 2 | 47 |
| | | 177 |
| **Total France – 3.2%** | | 3,880 |
| Germany | | |
| **Communication Services – 0.1%** | | |
| Deutsche Telekom AG, Registered Shares | 7 | 122 |
| | | |
| **Consumer Discretionary – 0.4%** | | |
| adidas AG | 1 | 156 |
| Bayerische Motoren Werke AG | 1 | 63 |
| Continental AG | —* | 33 |
| Daimler AG | 2 | 108 |
| Porsche Automobil Holding SE | 1 | 36 |
| | | 396 |
| **Consumer Staples – 0.0%** | | |
| Beiersdorf Aktiengesellschaft | —* | 36 |
| Henkel AG & Co. KGaA | —* | 27 |
| | | 63 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Financials – 0.5%** | | |
| Allianz AG, Registered Shares | 1 | $ 219 |
| Deutsche Bank AG | 5 | 38 |
| Deutsche Boerse AG | —* | 73 |
| Munchener Ruckversicherungs-Gesellschaft AG, Registered Shares | —* | 96 |
| | | 426 |
| **Health Care – 0.3%** | | |
| Bayer AG | 2 | 153 |
| Fresenius Medical Care AG & Co. KGaA | 1 | 48 |
| Fresenius SE & Co. KGaA | 1 | 58 |
| Merck KGaA | —* | 48 |
| Sartorius AG | —* | 24 |
| | | 331 |
| **Industrials – 0.4%** | | |
| Brenntag AG | 1 | 27 |
| Deutsche Post AG | 3 | 84 |
| MTU Aero Engines Holding AG | —* | 53 |
| Siemens AG | 2 | 187 |
| | | 351 |
| **Information Technology – 0.4%** | | |
| Infineon Technologies AG | 3 | 57 |
| SAP AG | 2 | 267 |
| Wirecard AG | —* | 62 |
| | | 386 |
| **Materials – 0.3%** | | |
| BASF Aktiengesellschaft | 2 | 158 |
| Covestro AG | 1 | 29 |
| HeidelbergCement AG | —* | 30 |
| Lanxess AG | —* | 30 |
| Symrise AG | —* | 46 |
| | | 293 |
| **Real Estate – 0.1%** | | |
| Deutsche Wohnen AG | 1 | 33 |
| Vonovia SE | 1 | 70 |
| | | 103 |
| **Utilities – 0.1%** | | |
| E.ON AG | 6 | 58 |
| RWE Aktiengesellschaft | 2 | 47 |
| | | 105 |
| **Total Germany – 2.6%** | | 2,576 |
| Hong Kong | | |
| **Communication Services – 0.0%** | | |
| HKT Trust and HKT Ltd. | 21 | 33 |
| | | |
| **Consumer Discretionary – 0.1%** | | |
| Galaxy Entertainment Group | 7 | 46 |
| Techtronic Industries Co. Ltd. | 6 | 40 |
| | | 86 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Consumer Staples – 0.0%** | | |
| China Resources Beer (Holdings) Co. Ltd. | 7 | $ 35 |
| WH Group Ltd. | 42 | 38 |
| | | 73 |
| **Financials – 0.6%** | | |
| Agricultural Bank of China Ltd., H Shares | 88 | 35 |
| AIA Group Ltd. | 30 | 285 |
| BOC Hong Kong (Holdings) Ltd. | 19 | 64 |
| Hang Seng Bank Ltd. | 2 | 51 |
| Hong Kong Exchanges and Clearing Ltd. | 4 | 109 |
| | | 544 |
| **Health Care – 0.0%** | | |
| Sino Biopharmaceutical Ltd. | 13 | 17 |
| **Industrials – 0.0%** | | |
| CITIC Pacific Ltd. | 26 | 32 |
| Jardine Matheson Holdings Ltd. | 1 | 32 |
| Jardine Strategic Holdings Ltd. | 1 | 34 |
| MTR Corp. Ltd. | 8 | 44 |
| Shanghai Industrial Holdings Ltd. | 21 | 21 |
| | | 163 |
| **Real Estate – 0.6%** | | |
| Cheung Kong (Holdings) Ltd. | 17 | 129 |
| China Resources Land Ltd. | 10 | 43 |
| Hang Lung Properties Ltd. | 16 | 35 |
| Henderson Land Development Co. Ltd. | 7 | 32 |
| Hongkong Land Holdings Ltd. | 8 | 43 |
| Link (The) | 7 | 76 |
| Longfor Group Holdings Ltd. | 7 | 28 |
| New World Development Co. Ltd. | 32 | 42 |
| Sino Land Co. Ltd. | 19 | 28 |
| Sun Hung Kai Properties Ltd. | 5 | 74 |
| Swire Pacific Ltd., Class A | 3 | 33 |
| Wharf (Holdings) Ltd. (The) | 4 | 22 |
| | | 585 |
| **Utilities – 0.3%** | | |
| CLP Holdings Ltd. | 6 | 64 |
| Guangdong Investment Ltd. | 14 | 27 |
| Hong Kong & China Gas Co. Ltd. | 40 | 78 |
| Power Assets Holdings Ltd. | 7 | 48 |
| | | 217 |
| **Total Hong Kong – 1.6%** | | 1,718 |
| **India** | | |
| **Consumer Discretionary – 0.1%** | | |
| Tata Motors Ltd. ADR | 6 | 52 |
| **Energy – 0.2%** | | |
| Reliance Industries Ltd. GDR (C) | 5 | 193 |
| **Financials – 0.1%** | | |
| ICICI Bank Ltd. ADR | 12 | 149 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Health Care – 0.1%** | | |
| Dr. Reddy's Laboratories Ltd. ADR | 3 | $109 |
| **Industrials – 0.2%** | | |
| Larsen & Toubro Ltd. GDR | 8 | 165 |
| **Information Technology – 0.2%** | | |
| Infosys Technologies Ltd. ADR | 8 | 88 |
| Wipro Ltd. ADR | 22 | 82 |
| | | 170 |
| **Materials – 0.1%** | | |
| Vedanta Ltd. ADR | 9 | 81 |
| **Total India – 1.0%** | | 919 |
| **Indonesia** | | |
| **Communication Services – 0.1%** | | |
| PT Telekomunikasi Indonesia Persero Tbk | 181 | 55 |
| **Consumer Discretionary – 0.0%** | | |
| PT Astra International Tbk | 103 | 48 |
| **Consumer Staples – 0.0%** | | |
| PT Indofood CBP Sukses Makmur Tbk | 32 | 27 |
| PT Unilever Indonesia Tbk | 11 | 37 |
| | | 64 |
| **Financials – 0.2%** | | |
| Bank Central Asia Tbk PT | 40 | 86 |
| PT Bank Mandiri (Persero) Tbk | 71 | 35 |
| PT Bank Rakyat Indonesia | 181 | 53 |
| | | 174 |
| **Total Indonesia – 0.3%** | | 341 |
| **Ireland** | | |
| **Consumer Staples – 0.1%** | | |
| Kerry Group plc, Class A | —* | 58 |
| **Health Care – 0.3%** | | |
| Medtronic plc | 3 | 335 |
| **Industrials – 0.0%** | | |
| DCC plc | —* | 34 |
| Kingspan Group plc | 1 | 28 |
| | | 62 |
| **Information Technology – 0.2%** | | |
| Accenture plc, Class A | 1 | 268 |
| **Materials – 0.1%** | | |
| CRH plc | 3 | 91 |
| Smurfit Kappa Group plc | 1 | 33 |
| | | 124 |
| **Total Ireland – 0.7%** | | 847 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Israel** | | |
| **Health Care – 0.0%** | | |
| Teva Pharmaceutical Industries Ltd. ADR (A) | 2 | $ 17 |
| **Information Technology – 0.0%** | | |
| NICE Systems Ltd. ADR (A) | —* | 42 |
| Wix.com Ltd. (A) | —* | 31 |
| | | 73 |
| **Total Israel – 0.0%** | | 90 |
| **Italy** | | |
| **Communication Services – 0.0%** | | |
| Telecom Italia S.p.A. (A) | 45 | 25 |
| **Consumer Discretionary – 0.1%** | | |
| Ferrari N.V. | —* | 61 |
| Moncler S.p.A. | 1 | 26 |
| | | 87 |
| **Energy – 0.1%** | | |
| Eni S.p.A. | 6 | 94 |
| **Financials – 0.2%** | | |
| Assicurazioni Generali S.p.A. | 2 | 35 |
| Banca Intesa S.p.A. | 38 | 89 |
| FinecoBank S.p.A. | 3 | 27 |
| Mediobanca S.p.A. | 3 | 35 |
| UniCredit S.p.A. | 6 | 66 |
| | | 252 |
| **Industrials – 0.0%** | | |
| Atlantia S.p.A. | 1 | 35 |
| CNH Industrial N.V. | 4 | 45 |
| Prysmian S.p.A. | 1 | 20 |
| | | 100 |
| **Utilities – 0.2%** | | |
| ENEL S.p.A. | 19 | 139 |
| Snam S.p.A. | 8 | 40 |
| Terna Rete Elettrica Nazionale S.p.A. | 6 | 36 |
| | | 215 |
| **Total Italy – 0.6%** | | 773 |
| **Japan** | | |
| **Communication Services – 0.6%** | | |
| Dentsu, Inc. | 1 | 28 |
| KDDI Corp. | 4 | 116 |
| Nintendo Co. Ltd. | —* | 107 |
| Nippon Telegraph and Telephone Corp. | 2 | 81 |
| NTT DoCoMo, Inc. (B) | 3 | 80 |
| SoftBank Corp. (B) | 3 | 45 |
| SoftBank Group Corp. | 4 | 177 |
| Yahoo Japan Corp. | 10 | 27 |
| | | 661 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Consumer Discretionary – 1.0%** | | |
| Bandai Namco Holdings, Inc. | 1 | $ 36 |
| Bridgestone Corp. | 1 | 52 |
| Denso Corp. | 1 | 63 |
| Fast Retailing Co. Ltd. | —* | 98 |
| Honda Motor Co. Ltd. | 4 | 118 |
| Makita Corp. | 1 | 29 |
| Nissan Motor Co. Ltd. (B) | 5 | 33 |
| Nitori Co. Ltd. | —* | 30 |
| Oriental Land Co. Ltd. | 1 | 91 |
| Pan Pacific International Holdings Corp. | —* | 6 |
| Panasonic Corp. | 6 | 49 |
| Rakuten, Inc. | 3 | 28 |
| Sekisui House Ltd. | 3 | 51 |
| Shimano, Inc. | —* | 37 |
| Sony Corp. | 3 | 177 |
| Subaru Corp. (B) | 2 | 45 |
| Suzuki Motor Corp. | 1 | 40 |
| Toyota Industries Corp. | 1 | 31 |
| Toyota Motor Corp. | 5 | 352 |
| Yamaha Corp. | —* | 20 |
| | | 1,386 |
| **Consumer Staples – 0.4%** | | |
| Aeon Co. Ltd. | 2 | 33 |
| Ajinomoto Co., Inc. | 2 | 37 |
| Asahi Breweries Ltd. | 1 | 51 |
| Japan Tobacco, Inc. | 3 | 64 |
| Kao Corp. | 1 | 87 |
| Kikkoman Corp. (C) | 1 | 30 |
| Kirin Brewery Co. Ltd. | 2 | 45 |
| Meiji Holdings Co. Ltd. | —* | 36 |
| Seven & i Holdings Co. Ltd. | 2 | 70 |
| Shiseido Co. Ltd. | 1 | 77 |
| Suntory Beverage & Food Ltd. | 1 | 23 |
| Unicharm Corp. | 1 | 42 |
| Yakult Honsha Co. Ltd. | —* | 21 |
| | | 616 |
| **Energy – 0.0%** | | |
| Inpex Corp. | 4 | 33 |
| JXTG Holdings, Inc. | 9 | 42 |
| | | 75 |
| **Financials – 0.7%** | | |
| Dai-ichi Mutual Life Insurance Co. (The) | 3 | 52 |
| Daiwa Securities Group, Inc. | 8 | 34 |
| Japan Exchange Group, Inc. | 1 | 23 |
| Japan Post Holdings Co. Ltd. | 3 | 28 |
| Kabushiki Kaisha Mitsubishi Tokyo Financial Group | 31 | 158 |
| Mizuho Financial Group, Inc. | 60 | 93 |
| MS&AD Insurance Group Holdings, Inc. | 1 | 44 |
| Nomura Holdings, Inc. | 10 | 43 |
| ORIX Corp. | 5 | 69 |
| Resona Holdings, Inc. | 7 | 29 |
| Sompo Holdings, Inc. | 1 | 40 |
| Sumitomo Mitsui Financial Group, Inc. | 4 | 122 |
| Sumitomo Mitsui Trust Holdings, Inc. | 1 | 39 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Financials** (Continued) | | |
| T&D Holdings, Inc. | 4 | $ 45 |
| Tokio Marine Holdings, Inc. | 2 | 94 |
| | | 913 |
| **Health Care – 0.7%** | | |
| Astellas Pharma, Inc. | 5 | 71 |
| Chugai Pharmaceutical Co. Ltd. | 1 | 58 |
| Daiichi Sankyo Co. Ltd. | 1 | 92 |
| Eisai Co. Ltd. | 1 | 37 |
| M3, Inc. | 1 | 30 |
| Olympus Corp. | 4 | 49 |
| Ono Pharmaceutical Co. Ltd. | 1 | 23 |
| Otsuka Holdings Co. Ltd. | 1 | 42 |
| Santen Pharmaceutical Co. Ltd. | 2 | 28 |
| Shionogi & Co. Ltd. | 1 | 55 |
| Sysmex Corp. | 1 | 34 |
| Takeda Pharmaceutical Co. Ltd. | 4 | 122 |
| Terumo Corp. | 2 | 59 |
| | | 700 |
| **Industrials – 1.8%** | | |
| All Nippon Airways Co. Ltd. (B) | 1 | 24 |
| Canon, Inc. | 2 | 66 |
| Central Japan Railway Co. | —* | 80 |
| Daikin Industries Ltd. | 1 | 94 |
| East Japan Railway Co. | 1 | 84 |
| FANUC Ltd. | 1 | 98 |
| Hankyu Hanshin Holdings, Inc. | 1 | 44 |
| ITOCHU Corp. | 4 | 76 |
| Keihan Holdings Co. Ltd. | 1 | 34 |
| Keikyu Corp. | 2 | 30 |
| Komatsu Ltd. | 3 | 60 |
| Kubota Corp. | 3 | 46 |
| Marubeni Corp. | 5 | 36 |
| Minebea Mitsumi, Inc. (C) | 2 | 26 |
| MISUMI Group, Inc. | 1 | 28 |
| Mitsubishi Corp. (B) | 4 | 90 |
| Mitsubishi Electric Corp. | 5 | 70 |
| Mitsubishi Heavy Industries Ltd. | 1 | 34 |
| Mitsui & Co. Ltd. | 5 | 74 |
| Nagoya Railroad Co. Ltd. | 1 | 43 |
| Nidec Corp. | 1 | 80 |
| Odakyu Electric Railway Co. Ltd. | 2 | 51 |
| Recruit Holdings Co. Ltd. | 3 | 86 |
| Ricoh Co. Ltd. | 2 | 23 |
| Secom Co. Ltd. | —* | 44 |
| Seibu Holdings, Inc. | 1 | 25 |
| SMC Corp. | —* | 75 |
| Sumitomo Corp. | 4 | 56 |
| Sumitomo Electric Industries Ltd. | 3 | 41 |
| Tokyu Corp. | 2 | 43 |
| Toshiba Corp. | 2 | 50 |
| Toyota Tsusho Corp. | 1 | 28 |
| West Japan Railway Co. | 1 | 49 |
| | | 1,788 |
| **Information Technology – 0.9%** | | |
| FUJIFILM Holdings Corp. | 1 | 55 |
| Fujitsu Ltd. | 1 | 48 |
| Hamamatsu Photonics K.K. | 1 | 29 |
| Hitachi Ltd. | 2 | 90 |
| Hoya Corp. | 1 | 84 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Information Technology** (Continued) | | |
| Keyence Corp. | —* | $ 162 |
| Kyocera Corp. | 1 | 60 |
| Murata Manufacturing Co. Ltd. | 1 | 69 |
| OBIC Co. Ltd. (C) | —* | 29 |
| OMRON Corp. | 1 | 43 |
| ROHM Co. Ltd. | —* | 22 |
| Shimadzu Corp. | 1 | 27 |
| TDK Corp. | —* | 39 |
| Tokyo Electron Ltd. | —* | 82 |
| YASKAWA Electric Corp. (B) | 1 | 37 |
| | | 876 |
| **Materials – 0.2%** | | |
| Asahi Kasei Corp. | 4 | 37 |
| JFE Holdings, Inc. | 4 | 44 |
| Mitsubishi Chemical Holdings Corp. | 5 | 36 |
| Mitsui Chemicals, Inc. | 1 | 30 |
| Nippon Paint Holdings Co. Ltd. | 1 | 29 |
| Nippon Steel Corp. | 4 | 53 |
| Nitto Denko Corp. | 1 | 29 |
| Shin-Etsu Chemical Co. Ltd. | 1 | 106 |
| Sumitomo Chemical Co. Ltd. | 6 | 25 |
| Sumitomo Metal Mining Co. Ltd. | 1 | 31 |
| Teijin Ltd. | 2 | 37 |
| Toray Industries, Inc. | 5 | 39 |
| | | 496 |
| **Real Estate – 0.5%** | | |
| Daito Trust Construction Co. Ltd. | —* | 24 |
| Daiwa House Industry Co. Ltd. | 2 | 56 |
| Mitsubishi Estate Co. Ltd. | 4 | 77 |
| Mitsui Fudosan Co. Ltd. | 3 | 70 |
| Nippon Building Fund, Inc. | —* | 46 |
| Sumitomo Realty & Development Co. Ltd. | 1 | 52 |
| Tokyu Fudosan Holdings Corp. | 4 | 25 |
| | | 350 |
| **Utilities – 0.0%** | | |
| Chubu Electric Power Co., Inc. | 2 | 35 |
| Chugoku Electric Power Co., Inc. (The) (B) | 2 | 28 |
| Kansai Electric Power Co., Inc. | 3 | 29 |
| Osaka Gas Co. Ltd. | 2 | 31 |
| Tohoku Electric Power Co., Inc. (C) | 3 | 29 |
| Tokyo Electric Power Co., Inc. (The) (A) | 6 | 32 |
| Tokyo Gas Co. Ltd. | 1 | 33 |
| | | 217 |
| **Total Japan – 6.8%** | | 8,078 |
| **Luxembourg** | | |
| **Materials – 0.1%** | | |
| ArcelorMittal | 3 | 45 |
| **Real Estate – 0.0%** | | |
| Aroundtown S.A. | 3 | 26 |
| **Total Luxembourg – 0.1%** | | 71 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Macau** | | |
| *Consumer Discretionary – 0.1%* | | |
| Sands China Ltd. | 13 | $ 59 |
| | | |
| **Total Macau – 0.1%** | | 59 |
| **Malaysia** | | |
| *Financials – 0.1%* | | |
| Public Bank Berhad | 19 | 91 |
| | | |
| *Utilities – 0.0%* | | |
| Tenaga Nasional Berhad | 15 | 47 |
| | | |
| **Total Malaysia – 0.1%** | | 138 |
| **Mexico** | | |
| *Communication Services – 0.1%* | | |
| America Movil S.A.B. de C.V., Series L | 107 | 80 |
| | | |
| *Consumer Staples – 0.1%* | | |
| Arca Coninental S.A.B. de C.V. | 5 | 28 |
| Coca-Cola FEMSA S.A.B. de C.V. | 4 | 27 |
| Fomento Economico Mexicano S.A.B. de C.V. | 8 | 75 |
| Wal-Mart de Mexico S.A.B. de C.V. | 17 | 50 |
| | | 180 |
| *Financials – 0.1%* | | |
| Grupo Financiero Banorte S.A.B. de C.V. | 11 | 58 |
| | | |
| *Industrials – 0.0%* | | |
| Grupo Aeroportuario del Pacifico S.A.B. de C.V., Class B | 3 | 31 |
| | | |
| *Materials – 0.0%* | | |
| CEMEX S.A.B. de C.V. | 97 | 38 |
| Grupo Mexico S.A.B. de C.V. | 16 | 38 |
| | | 76 |
| | | |
| **Total Mexico – 0.3%** | | 425 |
| **Netherlands** | | |
| *Communication Services – 0.0%* | | |
| Koninklijke KPN N.V. | 14 | 44 |
| | | |
| *Consumer Discretionary – 0.1%* | | |
| Prosus N.V. (A) | 1 | 80 |
| | | |
| *Consumer Staples – 0.2%* | | |
| Heineken Holding N.V. | —* | 37 |
| Heineken N.V. | 1 | 70 |
| Koninklijke Ahold Delhaize N.V. | 3 | 84 |
| | | 191 |
| *Energy – 0.5%* | | |
| Royal Dutch Shell plc, Class A | 10 | 300 |
| Royal Dutch Shell plc, Class B | 9 | 259 |
| | | 559 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| *Financials – 0.1%* | | |
| Aegon N.V. | 6 | $ 27 |
| ING Groep N.V., Certicaaten Van Aandelen | 10 | 99 |
| NN Group N.V. | 1 | 38 |
| | | 164 |
| *Health Care – 0.0%* | | |
| Qiagen N.V. (A) | 1 | 32 |
| | | |
| *Industrials – 0.1%* | | |
| Koninklijke Philips Electronics N.V., Ordinary Shares | 3 | 118 |
| Wolters Kluwer N.V. | 1 | 44 |
| | | 162 |
| *Information Technology – 0.3%* | | |
| Adyen N.V. (A) | —* | 25 |
| ASML Holding N.V., Ordinary Shares | 1 | 262 |
| NXP Semiconductors N.V. | 1 | 74 |
| | | 361 |
| *Materials – 0.2%* | | |
| Akzo Nobel N.V. | 1 | 56 |
| Koninklijke DSM N.V. | 1 | 73 |
| | | 129 |
| | | |
| **Total Netherlands – 1.5%** | | 1,722 |
| **Norway** | | |
| *Communication Services – 0.0%* | | |
| Telenor ASA | 2 | 45 |
| | | |
| *Consumer Staples – 0.0%* | | |
| Mowi ASA | 1 | 33 |
| | | |
| *Energy – 0.1%* | | |
| Equinor ASA | 3 | 48 |
| | | |
| *Financials – 0.1%* | | |
| DNB ASA | 4 | 65 |
| | | |
| *Industrials – 0.0%* | | |
| Orkla ASA | 3 | 26 |
| | | |
| *Materials – 0.0%* | | |
| Yara International ASA | 1 | 32 |
| | | |
| **Total Norway – 0.2%** | | 249 |
| **Peru** | | |
| *Financials – 0.1%* | | |
| Credicorp Ltd. | —* | 67 |
| | | |
| **Total Peru – 0.1%** | | 67 |
| **Philippines** | | |
| *Financials – 0.1%* | | |
| Ayala Corp. | 3 | 48 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| *Real Estate – 0.1%* | | |
| Ayala Land, Inc. | 47 | $ 45 |
| SM Prime Holdings, Inc. | 53 | 38 |
| | | 83 |
| | | |
| **Total Philippines – 0.2%** | | 131 |
| **Poland** | | |
| *Communication Services – 0.0%* | | |
| Cyfrowy Polsat S.A. | 4 | 24 |
| | | |
| *Energy – 0.1%* | | |
| Polski Koncern Naftowy Orlen S.A. | 2 | 45 |
| | | |
| *Financials – 0.0%* | | |
| Bank Pekao S.A. | 2 | 48 |
| PKO Bank Polski S.A. | 4 | 36 |
| Powszechny Zaklad Ubezpieczen S.A. | 4 | 34 |
| Santander Bank Polska S.A. | —* | 30 |
| | | 148 |
| | | |
| **Total Poland – 0.1%** | | 217 |
| **Portugal** | | |
| *Energy – 0.0%* | | |
| Galp Energia SGPS S.A., Class B | 3 | 43 |
| | | |
| *Utilities – 0.0%* | | |
| EDP - Energias de Portugal S.A. | 10 | 38 |
| | | |
| **Total Portugal – 0.0%** | | 81 |
| **Russia** | | |
| *Communication Services – 0.0%* | | |
| Mobile TeleSystems OJSC ADR | 3 | 28 |
| | | |
| *Consumer Staples – 0.0%* | | |
| Magnit PJSC GDR | 2 | 25 |
| | | |
| *Energy – 0.3%* | | |
| OAO Novatek GDR | —* | 53 |
| Open Joint Stock Co. Gazprom ADR | 15 | 103 |
| PJSC LUKOIL ADR | 1 | 81 |
| Surgutneftegas PJSC ADR | 6 | 34 |
| Tatneft PJSC | 1 | 54 |
| | | 325 |
| *Financials – 0.1%* | | |
| Sberbank of Russia PJSC ADR | 7 | 97 |
| | | |
| *Materials – 0.1%* | | |
| MMC Norilsk Nickel PJSC ADR | 3 | 68 |
| OJSC PhosAgro GDR | 2 | 29 |
| | | 97 |
| *Utilities – 0.0%* | | |
| PJSC RusHydro ADR | 31 | 25 |
| | | |
| **Total Russia – 0.5%** | | 597 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Singapore** | | |
| Communication Services – 0.1% | | |
| Singapore Telecommunications Ltd. .... | 27 | $ 60 |
| | | |
| Consumer Staples – 0.0% | | |
| Wilmar International Ltd. ............. | 10 | 28 |
| | | |
| Financials – 0.3% | | |
| DBS Group Holdings Ltd. ............ | 5 | 92 |
| Oversea-Chinese Banking Corp. Ltd. ... | 9 | 72 |
| Singapore Exchange Ltd. ............ | 8 | 49 |
| United Overseas Bank Ltd. ........... | 4 | 74 |
| | | 287 |
| | | |
| Industrials – 0.1% | | |
| Keppel Corp. Ltd. .................. | 5 | 23 |
| Singapore Airlines Ltd. .............. | 5 | 36 |
| Singapore Technologies Engineering Ltd. ......................... | 13 | 35 |
| | | 94 |
| | | |
| Real Estate – 0.0% | | |
| CapitaLand Ltd. ................... | 19 | 49 |
| City Developments Ltd. ............. | 5 | 35 |
| UOL Group Ltd. ................... | 7 | 36 |
| | | 120 |
| | | |
| **Total Singapore – 0.5%** | | **589** |
| **South Africa** | | |
| Communication Services – 0.2% | | |
| MTN Group Ltd. (B) ................ | 5 | 33 |
| Naspers Ltd., Class N .............. | 1 | 165 |
| Vodacom Group Ltd. ............... | 2 | 17 |
| | | 215 |
| | | |
| Financials – 0.1% | | |
| Absa Group Ltd. ................... | 3 | 29 |
| FirstRand Ltd. (B) .................. | 14 | 57 |
| Nedbank Ltd. (C) .................. | 2 | 33 |
| Old Mutual plc .................... | 33 | 42 |
| Remgro Ltd. (B) ................... | 2 | 26 |
| Sanlam Ltd. ...................... | 7 | 32 |
| Standard Bank Group Ltd. .......... | 4 | 42 |
| | | 261 |
| | | |
| Materials – 0.0% | | |
| AngloGold Ashanti Ltd. ............. | 1 | 25 |
| Mondi plc ........................ | 1 | 22 |
| Sasol Ltd. ........................ | 1 | 24 |
| | | 71 |
| | | |
| **Total South Africa – 0.3%** | | **547** |
| **South Korea** | | |
| Communication Services – 0.1% | | |
| Naver Corp. ...................... | —* | 56 |
| NCsoft Corp. ..................... | —* | 25 |
| | | 81 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Consumer Discretionary – 0.1% | | |
| Hyundai Mobis .................... | —* | $ 43 |
| Hyundai Motor Co. ................ | 1 | 68 |
| Kia Motors Corp. .................. | 1 | 48 |
| LG Electronics, Inc. ............... | —* | 22 |
| | | 181 |
| | | |
| Consumer Staples – 0.0% | | |
| Korea Tobacco & Ginseng Corp. ...... | 1 | 45 |
| LG Household & Health Care Ltd. ..... | —* | 39 |
| | | 84 |
| | | |
| Energy – 0.0% | | |
| SK Innovation Co. Ltd. .............. | —* | 38 |
| | | |
| Financials – 0.0% | | |
| Hana Financial Group, Inc. .......... | 1 | 32 |
| KB Financial Group, Inc. ............ | 1 | 41 |
| Mirae Asset Daewoo Co. Ltd. ........ | 5 | 33 |
| Samsung Fire & Marine Insurance Co. Ltd. .......................... | —* | 34 |
| Samsung Life Insurance Co. Ltd. ...... | —* | 24 |
| Shinhan Financial Group Co. Ltd. ...... | 1 | 43 |
| | | 207 |
| | | |
| Health Care – 0.0% | | |
| Celltrion, Inc. (A) .................. | —* | 29 |
| | | |
| Industrials – 0.0% | | |
| Samsung C&T Corp. ............... | —* | 24 |
| | | |
| Information Technology – 0.5% | | |
| Samsung Electronics Co. Ltd. ........ | 11 | 463 |
| Samsung SDI Co. Ltd. .............. | —* | 34 |
| SK hynix, Inc. .................... | 2 | 108 |
| | | 605 |
| | | |
| Materials – 0.2% | | |
| LG Chem Ltd. ..................... | —* | 43 |
| POSCO .......................... | —* | 49 |
| | | 92 |
| | | |
| Utilities – 0.0% | | |
| Korea Electric Power Corp. .......... | 1 | 26 |
| | | |
| **Total South Korea – 0.9%** | | **1,367** |
| **Spain** | | |
| Communication Services – 0.1% | | |
| Telefonica S.A. ................... | 12 | 90 |
| | | |
| Consumer Discretionary – 0.1% | | |
| Industria de Diseno Textil S.A. ........ | 3 | 85 |
| | | |
| Energy – 0.1% | | |
| Repsol YPF S.A. .................. | 3 | 48 |
| | | |
| Financials – 0.3% | | |
| Banco Bilbao Vizcaya Argentaria S.A. .. | 18 | 93 |
| Banco Santander S.A. .............. | 42 | 169 |
| CaixaBank S.A. ................... | 11 | 28 |
| | | 290 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Health Care – 0.0% | | |
| Grifols S.A. ...................... | 1 | $ 35 |
| | | |
| Industrials – 0.1% | | |
| Aena S.A. ........................ | —* | 40 |
| Ferrovial S.A. ..................... | 2 | 52 |
| | | 92 |
| | | |
| Information Technology – 0.1% | | |
| Amadeus IT Holding S.A. ............ | 1 | 77 |
| | | |
| Utilities – 0.1% | | |
| Iberdrola S.A. ..................... | 13 | 137 |
| Red Electrica Corp. S.A. ............ | 2 | 43 |
| | | 180 |
| | | |
| **Total Spain – 0.9%** | | **897** |
| **Sweden** | | |
| Consumer Discretionary – 0.1% | | |
| H & M Hennes & Mauritz AB .......... | 3 | 52 |
| | | |
| Consumer Staples – 0.1% | | |
| Svenska Cellulosa Aktiebolaget SCA (publ), Class B .................. | 2 | 54 |
| Swedish Match AB ................. | 1 | 32 |
| | | 86 |
| | | |
| Financials – 0.1% | | |
| Investor AB, B Shares .............. | 1 | 57 |
| Kinnevik AB, Class B ............... | 1 | 36 |
| Skandinaviska Enskilda Banken AB, Series A ...................... | 3 | 29 |
| Svenska Handelsbanken AB, Class A ... | 4 | 38 |
| Swedbank AB ..................... | 2 | 33 |
| | | 193 |
| | | |
| Industrials – 0.3% | | |
| AB Volvo, Class B ................. | 4 | 61 |
| Alfa Laval AB ..................... | 1 | 21 |
| Assa Abloy AB, Class B ............. | 3 | 61 |
| Atlas Copco AB, Class A ............ | 6 | 115 |
| Sandvik AB ...................... | 3 | 50 |
| | | 308 |
| | | |
| Information Technology – 0.1% | | |
| Hexagon AB, Class B .............. | 1 | 34 |
| Telefonaktiebolaget LM Ericsson, B Shares ..................... | 9 | 68 |
| | | 102 |
| | | |
| Materials – 0.0% | | |
| Boliden AB ....................... | 1 | 22 |
| | | |
| **Total Sweden – 0.7%** | | **763** |
| **Switzerland** | | |
| Communication Services – 0.0% | | |
| Swisscom AG, Registered Shares ...... | —* | 33 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Consumer Discretionary – 0.1%** | | |
| Compagnie Financiere Richemont S.A. | 1 | $ 95 |
| Swatch Group Ltd. (The), Bearer Shares | —* | 30 |
| | | 125 |
| **Consumer Staples – 0.8%** | | |
| Chocoladefabriken Lindt & Sprungli AG | —* | 44 |
| Nestle S.A., Registered Shares | 7 | 769 |
| | | 813 |
| **Financials – 0.7%** | | |
| Chubb Ltd. | 1 | 179 |
| Credit Suisse Group AG, Registered Shares | 8 | 95 |
| Julius Baer Group Ltd. | 1 | 31 |
| Partners Group Holding AG | —* | 40 |
| Swiss Life Holding Zurich | —* | 50 |
| Swiss Re Ltd. | 1 | 83 |
| UBS Group AG | 9 | 102 |
| Zurich Financial Services, Registered Shares | —* | 131 |
| | | 711 |
| **Health Care – 1.1%** | | |
| Alcon, Inc. (A) | 1 | 58 |
| Givaudan S.A., Registered Shares | —* | 72 |
| Lonza Group Ltd., Registered Shares | —* | 75 |
| Novartis AG, Registered Shares | 5 | 439 |
| Roche Holdings AG, Genusscheine | 2 | 475 |
| Sonova Holding AG | —* | 44 |
| Straumann Holding AG | —* | 32 |
| Vifor Pharma AG | —* | 31 |
| | | 1,226 |
| **Industrials – 0.4%** | | |
| ABB Ltd. | 5 | 90 |
| Ferguson plc | 1 | 62 |
| Geberit AG, Registered | —* | 64 |
| Schindler Holding AG | —* | 30 |
| SGS S.A. | —* | 44 |
| | | 290 |
| **Information Technology – 0.0%** | | |
| STMicroelectronics N.V. | 3 | 49 |
| TEMENOS Group AG | —* | 40 |
| | | 89 |
| **Materials – 0.2%** | | |
| Clariant Ltd., Registered Shares | 1 | 20 |
| Glencore International plc | 32 | 96 |
| LafargeHolcim Ltd. | 1 | 60 |
| Sika AG | —* | 39 |
| | | 215 |
| **Total Switzerland – 3.3%** | | 3,502 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Taiwan** | | |
| **Communication Services – 0.1%** | | |
| Chunghwa Telecom Co. Ltd. | 13 | $ 48 |
| **Consumer Staples – 0.1%** | | |
| President Chain Store Corp. | 3 | 31 |
| Uni-President Enterprises Corp. | 19 | 46 |
| | | 77 |
| **Financials – 0.2%** | | |
| Cathay Financial Holding Co. Ltd. | 30 | 40 |
| Chailease Holding Co. Ltd. | 10 | 39 |
| Chinatrust Financial Holding Co. Ltd. | 68 | 45 |
| E.Sun Financial Holding Co. Ltd. (C) | 52 | 44 |
| First Commercial Bank Co. Ltd. | 48 | 34 |
| Fubon Financial Holding Co. Ltd. | 28 | 41 |
| Mega Financial Holding Co. | 58 | 54 |
| Yuanta Financial Holdings Co. Ltd. | 92 | 55 |
| | | 352 |
| **Industrials – 0.0%** | | |
| EVA Airways Corp. | 73 | 32 |
| **Information Technology – 0.6%** | | |
| Advanced Semiconductor Engineering, Inc. | 13 | 30 |
| Asustek Computer, Inc. | 3 | 18 |
| Delta Electronics, Inc. | 10 | 42 |
| Hon Hai Precision Industry Co. Ltd. | 38 | 90 |
| Largan Precision Co. Ltd. | —* | 42 |
| MediaTek, Inc. | 5 | 56 |
| Taiwan Semiconductor Manufacturing Co. Ltd. (A) | 58 | 516 |
| United Microelectronics Corp. | 66 | 28 |
| | | 822 |
| **Materials – 0.2%** | | |
| China Steel Corp. | 53 | 39 |
| Formosa Chemicals & Fiber Corp. | 12 | 33 |
| Formosa Plastics Corp. | 16 | 49 |
| Nan Ya Plastics Corp. | 20 | 46 |
| Taiwan Cement Corp. | 23 | 29 |
| | | 196 |
| **Total Taiwan – 1.2%** | | 1,527 |
| **Thailand** | | |
| **Communication Services – 0.0%** | | |
| Advanced Info Service Public Co. Ltd. | 4 | 31 |
| **Consumer Staples – 0.0%** | | |
| CP ALL plc | 23 | 61 |
| **Energy – 0.0%** | | |
| PTT Public Co. Ltd. | 30 | 45 |
| **Financials – 0.0%** | | |
| Kasikornbank Public Co. Ltd. | 9 | 47 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Industrials – 0.1%** | | |
| Airports of Thailand Public Co. Ltd. | 20 | $ 49 |
| BTS Group Holdings Public Co. Ltd. | 85 | 37 |
| | | 86 |
| **Materials – 0.0%** | | |
| PTT Global Chemical Public Co. Ltd. | 14 | 24 |
| Siam Cement Public Co. Ltd. (The) | 3 | 34 |
| | | 58 |
| **Total Thailand – 0.1%** | | 328 |
| **United Kingdom** | | |
| **Communication Services – 0.3%** | | |
| BT Group plc | 25 | 54 |
| Informa plc | 4 | 41 |
| Pearson plc | 3 | 23 |
| Vodafone Group plc | 68 | 135 |
| WPP Group plc | 4 | 44 |
| | | 297 |
| **Consumer Discretionary – 0.3%** | | |
| Aptiv plc | 1 | 56 |
| Barratt Developments plc | 4 | 35 |
| Burberry Group plc | 1 | 35 |
| Compass Group plc | 4 | 104 |
| Fiat S.p.A. | 3 | 44 |
| InterContinental Hotels Group plc | 1 | 43 |
| NEXT plc | 1 | 39 |
| Ocado Group plc (A) | 2 | 26 |
| Persimmon plc | 1 | 23 |
| | | 405 |
| **Consumer Staples – 0.9%** | | |
| British American Tobacco plc | 6 | 209 |
| Coca-Cola European Partners plc (A) | 1 | 37 |
| Coca-Cola HBC AG | 1 | 35 |
| Diageo plc | 6 | 250 |
| Imperial Tobacco Group plc | 3 | 59 |
| Reckitt Benckiser Group plc | 2 | 137 |
| Tesco plc | 25 | 74 |
| Unilever N.V., Certicaaten Van Aandelen | 4 | 225 |
| Unilever plc | 2 | 137 |
| | | 1,163 |
| **Energy – 0.3%** | | |
| BP plc | 47 | 296 |
| TechnipFMC plc (A) | 1 | 30 |
| | | 326 |
| **Financials – 1.2%** | | |
| 3i Group plc | 3 | 45 |
| Aviva plc | 14 | 67 |
| Barclays plc | 42 | 78 |
| HSBC Holdings plc | 45 | 348 |
| Legal & General Group plc | 23 | 72 |
| Lloyds Banking Group plc | 175 | 116 |
| London Stock Exchange Group plc, New Ordinary Shares | 1 | 59 |
| Prudential plc | 6 | 114 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Financials** (Continued) | | |
| Royal Bank of Scotland Group plc (The) | 9 | $ 22 |
| Standard Chartered plc | 8 | 64 |
| Willis Towers Watson plc | —* | 65 |
| | | 1,050 |
| **Health Care – 0.6%** | | |
| AstraZeneca plc | 3 | 284 |
| GlaxoSmithKline plc | 12 | 250 |
| Smith & Nephew plc | 3 | 61 |
| | | 595 |
| **Industrials – 0.4%** | | |
| Allegion plc | —* | 43 |
| Ashtead Group plc | 1 | 40 |
| BAE Systems plc | 9 | 62 |
| Bunzl plc | 1 | 33 |
| Experian plc | 3 | 82 |
| IHS Markit Ltd. (A) | 1 | 61 |
| Intertek Group plc | 1 | 40 |
| Melrose Industries plc | 15 | 37 |
| RELX plc | 5 | 107 |
| Rentokil Initial plc | 6 | 37 |
| Rolls-Royce Group plc | 4 | 43 |
| Smiths Group plc | 2 | 36 |
| Spirax-Sarco Engineering plc | —* | 31 |
| | | 652 |
| **Information Technology – 0.1%** | | |
| Halma plc | 2 | 39 |
| Sage Group plc | 4 | 32 |
| | | 71 |
| **Materials – 0.4%** | | |
| Amcor plc | 4 | 35 |
| Anglo American plc | 3 | 68 |
| Croda International plc | 1 | 37 |
| Johnson Matthey plc | 1 | 28 |
| Linde plc | 1 | 247 |
| Rio Tinto Ltd. | 1 | 62 |
| Rio Tinto plc | 3 | 133 |
| | | 610 |
| **Utilities – 0.2%** | | |
| National Grid plc | 10 | 107 |
| SSE plc | 3 | 49 |
| United Utilities Group plc | 4 | 39 |
| | | 195 |
| **Total United Kingdom – 4.7%** | | 5,364 |
| **United States** | | |
| **Communication Services – 5.7%** | | |
| Activision Blizzard, Inc. | 2 | 95 |
| Alphabet, Inc., Class A (A) | 1 | 852 |
| Alphabet, Inc., Class C (A) | 1 | 890 |
| AT&T, Inc. | 17 | 652 |
| CBS Corp., Class B | 1 | 38 |
| CenturyLink, Inc. | 3 | 33 |
| Charter Communications, Inc., Class A (A) | —* | 156 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Communication Services** (Continued) | | |
| Comcast Corp., Class A | 11 | $ 483 |
| Discovery, Inc. (A) | 2 | 38 |
| Electronic Arts, Inc. (A) | 1 | 77 |
| Facebook, Inc., Class A (A) | 6 | 1,004 |
| Fox Corp., Class A | 1 | 29 |
| IAC/InterActiveCorp (A) | —* | 50 |
| Liberty Broadband Corp. (A) | —* | 39 |
| Liberty Global, Inc., Series C (A) | 2 | 44 |
| Liberty Media Corp., Class C (A) | 1 | 29 |
| Live Nation, Inc. (A) | 1 | 33 |
| Netflix, Inc. (A) | 1 | 280 |
| Omnicom Group, Inc. | 1 | 54 |
| SBA Communications Corp. | —* | 83 |
| Sirius XM Holdings, Inc. (B) | 5 | 29 |
| Take-Two Interactive Software, Inc. (A) | —* | 43 |
| T-Mobile USA, Inc. (A) | 1 | 71 |
| Twitter, Inc. (A) | 2 | 77 |
| Verizon Communications, Inc. | 9 | 573 |
| Walt Disney Co. (The) | 4 | 551 |
| Zayo Group Holdings, Inc. (A) | 1 | 31 |
| | | 6,334 |
| **Consumer Discretionary – 5.7%** | | |
| Amazon.com, Inc. (A) | 1 | 1,743 |
| Aramark | 1 | 33 |
| AutoZone, Inc. (A) | —* | 67 |
| Best Buy Co., Inc. | 1 | 51 |
| Booking Holdings, Inc. (A) | —* | 206 |
| Burlington Stores, Inc. (A) | —* | 41 |
| CarMax, Inc. (A) | 1 | 53 |
| Carnival Corp. | 1 | 40 |
| Chipotle Mexican Grill, Inc., Class A (A) | —* | 68 |
| D.R. Horton, Inc. | 1 | 58 |
| Darden Restaurants, Inc. | —* | 41 |
| Dollar General Corp. | 1 | 110 |
| Dollar Tree, Inc. (A) | 1 | 79 |
| Domino's Pizza, Inc. | —* | 30 |
| eBay, Inc. | 2 | 97 |
| Expedia, Inc. | —* | 54 |
| Ford Motor Co. | 8 | 76 |
| Garmin Ltd. | —* | 31 |
| General Motors Co. | 3 | 112 |
| Genuine Parts Co. | —* | 47 |
| Hasbro, Inc. | —* | 44 |
| Home Depot, Inc. (The) | 3 | 610 |
| Kohl's Corp. | 1 | 27 |
| Las Vegas Sands, Inc. | 1 | 54 |
| Lennar Corp. | 1 | 49 |
| LKQ Corp. (A) | 1 | 35 |
| Lowe's Co., Inc. | 2 | 209 |
| Marriott International, Inc., Class A | 1 | 89 |
| McDonalds Corp. | 2 | 379 |
| MGM Resorts International | 2 | 42 |
| NIKE, Inc., Class B | 3 | 275 |
| Norwegian Cruise Line Holdings Ltd. (A) | 1 | 35 |
| NVR, Inc. (A) | —* | 41 |
| O'Reilly Automotive, Inc. (A) | —* | 77 |
| Pulte Homes, Inc. | 1 | 37 |
| Roku, Inc. (A) | —* | 23 |
| Ross Stores, Inc. | 1 | 106 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Consumer Discretionary** (Continued) | | |
| Royal Caribbean Cruises Ltd. | —* | $ 49 |
| Starbucks Corp. | 3 | 254 |
| TAL Education Group ADR (A) | 1 | 35 |
| Target Corp. | 1 | 151 |
| Tesla Motors, Inc. (A)(B) | —* | 79 |
| Tiffany & Co. (B) | —* | 22 |
| TJX Cos., Inc. (The) | 3 | 158 |
| Tractor Supply Co. | —* | 36 |
| Ulta Beauty, Inc. (A) | —* | 44 |
| V.F. Corp. | 1 | 75 |
| Vail Resorts, Inc. | —* | 31 |
| Wayfair, Inc., Class A (A)(B) | —* | 23 |
| Whirlpool Corp. | —* | 40 |
| Wynn Resorts Ltd. | —* | 29 |
| YUM! Brands, Inc. | 1 | 89 |
| | | 6,284 |
| **Consumer Staples – 4.8%** | | |
| Altria Group, Inc. | 5 | 191 |
| Archer Daniels Midland Co. | 1 | 48 |
| Brown-Forman Corp., Class B | 1 | 49 |
| Bunge Ltd. | —* | 18 |
| Campbell Soup Co. | 1 | 38 |
| Church & Dwight Co., Inc. | 1 | 63 |
| Clorox Co. (The) | —* | 63 |
| Coca-Cola Co. (The) | 9 | 500 |
| Colgate-Palmolive Co. | 2 | 157 |
| ConAgra Foods, Inc. | 1 | 35 |
| Constellation Brands, Inc. | —* | 84 |
| Costco Wholesale Corp. | 1 | 288 |
| CVS Caremark Corp. | 3 | 197 |
| Estee Lauder Co., Inc. (The), Class A | 1 | 108 |
| General Mills, Inc. | 2 | 88 |
| Hershey Foods Corp. | —* | 66 |
| Hormel Foods Corp. | 1 | 34 |
| J.M. Smucker Co. (The) (B) | —* | 39 |
| Kellogg Co. | 1 | 45 |
| Kimberly-Clark Corp. | 1 | 133 |
| Kraft Foods Group, Inc. | 1 | 40 |
| Kroger Co. (The) | 3 | 67 |
| Lamb Weston Holdings, Inc. | —* | 34 |
| McCormick & Co., Inc. (B) | —* | 64 |
| Molson Coors Brewing Co., Class B | 1 | 34 |
| Mondelez International, Inc., Class A | 3 | 178 |
| Monster Beverage Corp. (A) | 1 | 67 |
| PepsiCo, Inc. | 3 | 441 |
| Philip Morris International, Inc. | 4 | 294 |
| Procter & Gamble Co. (The) | 6 | 717 |
| Sysco Corp. | 1 | 94 |
| Tyson Foods, Inc. | 1 | 64 |
| Walgreen Co. | 2 | 118 |
| Wal-Mart Stores, Inc. | 3 | 388 |
| | | 4,844 |
| **Energy – 2.5%** | | |
| Apache Corp. | 1 | 28 |
| Cabot Oil & Gas Corp. | 1 | 24 |
| CF Industries Holdings, Inc. | 1 | 35 |
| Cheniere Energy, Inc. (A) | 1 | 39 |
| Chevron Corp. | 4 | 526 |
| Concho Resources, Inc. | —* | 28 |
| ConocoPhillips | 3 | 168 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Energy** (Continued) | | |
| Devon Energy Corp. | 1 | $ 33 |
| Diamondback Energy, Inc. | —* | 27 |
| EOG Resources, Inc. | 1 | 111 |
| Exxon Mobil Corp. | 10 | 688 |
| Halliburton Co. | 2 | 45 |
| Hess Corp. | 1 | 51 |
| Kinder Morgan, Inc. | 5 | 107 |
| Marathon Oil Corp. | 2 | 31 |
| Marathon Petroleum Corp. | 2 | 107 |
| National Oilwell Varco, Inc. | 1 | 22 |
| Noble Energy, Inc. | 1 | 33 |
| Occidental Petroleum Corp. | 2 | 103 |
| ONEOK, Inc. | 1 | 76 |
| Phillips 66 | 1 | 109 |
| Pioneer Natural Resources Co. | —* | 60 |
| Schlumberger Ltd. | 4 | 123 |
| Targa Resources Corp. | 1 | 26 |
| Valero Energy Corp. | 1 | 88 |
| Williams Co., Inc. (The) | 3 | 81 |
| | | 2,769 |
| **Financials – 7.0%** | | |
| Aflac, Inc. | 2 | 86 |
| Alleghany Corp. (A) | —* | 52 |
| Allstate Corp. (The) | 1 | 86 |
| Ally Financial, Inc. | 1 | 38 |
| American Express Co. | 2 | 190 |
| American International Group, Inc. | 2 | 121 |
| Ameriprise Financial, Inc. | —* | 54 |
| Annaly Capital Management, Inc. | 4 | 36 |
| Aon plc | 1 | 109 |
| Arthur J. Gallagher & Co. | 1 | 45 |
| Bank of America Corp. | 21 | 625 |
| Bank of New York Mellon Corp. (The) | 2 | 103 |
| BB&T Corp. | 2 | 98 |
| Berkshire Hathaway, Inc., Class B (A) | 3 | 607 |
| BlackRock, Inc., Class A | —* | 122 |
| Capital One Financial Corp. | 1 | 101 |
| Charles Schwab Corp. (The) | 3 | 121 |
| Chicago Board Options Exchange, Inc. | —* | 41 |
| Cincinnati Financial Corp. | 1 | 63 |
| Citigroup, Inc. | 6 | 383 |
| Citizens Financial Group, Inc. | 1 | 43 |
| CME Group, Inc. | 1 | 165 |
| Comerica, Inc. | —* | 31 |
| Discover Financial Services | 1 | 72 |
| E*TRADE Financial Corp. | 1 | 32 |
| Fidelity National Information Services, Inc. | 1 | 193 |
| Fifth Third Bancorp | 2 | 49 |
| First Republic Bank | —* | 40 |
| FNF Group | 1 | 52 |
| Franklin Resources, Inc. | 1 | 33 |
| Goldman Sachs Group, Inc. (The) | 1 | 177 |
| Hartford Financial Services Group, Inc. (The) | 1 | 51 |
| Huntington Bancshares, Inc. | 3 | 47 |
| Intercontinental Exchange, Inc. | 1 | 113 |
| Invesco Ltd. | 1 | 22 |
| JPMorgan Chase & Co. | 8 | 891 |
| KeyCorp | 3 | 46 |
| KKR & Co. | 2 | 41 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Financials** (Continued) | | |
| Lincoln National Corp. | 1 | $ 36 |
| Loews Corp. | 1 | 41 |
| M&T Bank Corp. | —* | 60 |
| Markel Corp. (A) | —* | 44 |
| MarketAxess Holdings, Inc. | —* | 34 |
| Marsh & McLennan Cos., Inc. | 1 | 118 |
| MetLife, Inc. | 2 | 96 |
| Moody's Corp. | —* | 80 |
| Morgan Stanley | 3 | 133 |
| MSCI, Inc., Class A | —* | 54 |
| NASDAQ, Inc. | —* | 27 |
| Northern Trust Corp. | 1 | 50 |
| PNC Financial Services Group, Inc. (The) | 1 | 160 |
| Principal Financial Group, Inc. | 1 | 48 |
| Progressive Corp. (The) | 1 | 108 |
| Prudential Financial, Inc. | 1 | 92 |
| Raymond James Financial, Inc. | —* | 29 |
| Regions Financial Corp. | 3 | 42 |
| S&P Global, Inc. | 1 | 133 |
| State Street Corp. | 1 | 54 |
| SunTrust Banks, Inc. | 1 | 79 |
| SVB Financial Group (A) | —* | 32 |
| Synchrony Financial | 2 | 62 |
| T. Rowe Price Group, Inc. | 1 | 74 |
| TD Ameritrade Holding Corp. | 1 | 34 |
| Travelers Co., Inc. (The) | 1 | 98 |
| U.S. Bancorp | 4 | 195 |
| Voya Financial, Inc. | 1 | 34 |
| Wells Fargo & Co. | 10 | 507 |
| Zions Bancorporation | —* | 21 |
| | | 7,754 |
| **Health Care – 7.4%** | | |
| Abbott Laboratories | 4 | 341 |
| AbbVie, Inc. | 4 | 275 |
| Abiomed, Inc. (A) | —* | 21 |
| Agilent Technologies, Inc. | 1 | 68 |
| Alexion Pharmaceuticals, Inc. (A) | 1 | 60 |
| Align Technology, Inc. (A) | —* | 38 |
| Allergan plc | 1 | 149 |
| Alnylam Pharmaceuticals, Inc. (A) | —* | 20 |
| AmerisourceBergen Corp. | —* | 38 |
| Amgen, Inc. | 1 | 284 |
| Anthem, Inc. | 1 | 139 |
| Bausch Health Cos., Inc. (A) | 1 | 23 |
| Baxter International, Inc. | 1 | 101 |
| Becton Dickinson & Co. | 1 | 169 |
| Biogen, Inc. (A) | 1 | 123 |
| BioMarin Pharmaceutical, Inc. (A) | 1 | 35 |
| Boston Scientific Corp. (A) | 4 | 142 |
| Bristol-Myers Squibb Co. | 4 | 206 |
| Cardinal Health, Inc. | 1 | 44 |
| Celgene Corp. (A) | 2 | 187 |
| Centene Corp. (A) | 1 | 51 |
| Cerner Corp. | 1 | 55 |
| Cigna Corp. | 1 | 141 |
| Cooper Cos., Inc. (The) | —* | 43 |
| Danaher Corp. | 1 | 202 |
| Dentsply Sirona, Inc. | 1 | 39 |
| DexCom, Inc. (A) | —* | 37 |
| Edwards Lifesciences Corp. (A) | 1 | 118 |
| Elanco Animal Health, Inc. (A) | 1 | 33 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Health Care** (Continued) | | |
| Eli Lilly and Co. | 2 | $ 230 |
| Exact Sciences Corp. (A) | —* | 33 |
| Gilead Sciences, Inc. | 3 | 208 |
| HCA Holdings, Inc. | 1 | 99 |
| Henry Schein, Inc. (A) | 1 | 34 |
| Hologic, Inc. (A) | 1 | 48 |
| Humana, Inc. | —* | 96 |
| IDEXX Laboratories, Inc. (A) | —* | 73 |
| Illumina, Inc. (A) | —* | 119 |
| Incyte Corp. (A) | 1 | 38 |
| Intuitive Surgical, Inc. (A) | —* | 158 |
| Ionis Pharmaceuticals, Inc. (A) | —* | 26 |
| Jazz Pharmaceuticals plc (A) | —* | 27 |
| Johnson & Johnson | 6 | 813 |
| Laboratory Corp. of America Holdings (A) | —* | 55 |
| McKesson Corp. | 1 | 77 |
| Merck & Co., Inc. | 6 | 509 |
| Mettler-Toledo International, Inc. (A) | —* | 54 |
| Mylan, Inc. (A) | 1 | 27 |
| PerkinElmer, Inc. | —* | 31 |
| Perrigo Co. Ltd. | —* | 21 |
| Pfizer, Inc. | 13 | 472 |
| Quest Diagnostics, Inc. | 1 | 57 |
| Quintiles Transnational Holdings, Inc. (A) | —* | 70 |
| Regeneron Pharmaceuticals, Inc. (A) | —* | 60 |
| ResMed, Inc. | —* | 57 |
| STERIS plc | —* | 33 |
| Stryker Corp. | 1 | 166 |
| Teleflex, Inc. | —* | 50 |
| Thermo Fisher Scientific, Inc. | 1 | 281 |
| UnitedHealth Group, Inc. | 2 | 477 |
| Universal Health Services, Inc., Class B | —* | 48 |
| Varian Medical Systems, Inc. (A) | —* | 33 |
| Veeva Systems, Inc., Class A (A) | —* | 61 |
| Vertex Pharmaceuticals, Inc. (A) | 1 | 116 |
| Waters Corp. (A) | —* | 58 |
| WellCare Health Plans, Inc. (A)(C) | —* | 34 |
| Zimmer Holdings, Inc. | 1 | 75 |
| Zoetis, Inc. | 1 | 160 |
| | | 8,266 |
| **Industrials – 5.3%** | | |
| 3M Co. | 1 | 226 |
| AMETEK, Inc. | 1 | 52 |
| Arconic, Inc. | 2 | 45 |
| Boeing Co. (The) | 1 | 485 |
| C.H. Robinson Worldwide, Inc. | —* | 33 |
| Caterpillar, Inc. | 1 | 189 |
| Cintas Corp. | —* | 72 |
| Copart, Inc. (A) | 1 | 59 |
| CoStar Group, Inc. (A) | —* | 62 |
| CSX Corp. | 2 | 128 |
| Cummins, Inc. | —* | 74 |
| Deere & Co. | 1 | 134 |
| Dover Corp. | —* | 48 |
| Eaton Corp. | 1 | 84 |
| Emerson Electric Co. | 2 | 105 |
| Equifax, Inc. | —* | 63 |
| Expeditors International of Washington, Inc. | 1 | 42 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Industrials (Continued)** | | |
| Fastenal Co. (B) | 2 | $ 54 |
| FedEx Corp. | 1 | 93 |
| Fortive Corp. | 1 | 53 |
| General Dynamics Corp. | 1 | 100 |
| General Electric Co. | 23 | 205 |
| HEICO Corp., Class A | —* | 37 |
| Honeywell International, Inc. | 2 | 269 |
| IDEX Corp. | —* | 49 |
| Illinois Tool Works, Inc. | 1 | 120 |
| Ingersoll-Rand plc | 1 | 75 |
| Jacobs Engineering Group, Inc. | —* | 36 |
| Johnson Controls, Inc. | 2 | 79 |
| Kansas City Southern | —* | 40 |
| L3Harris Technologies, Inc. | 1 | 112 |
| Lennox International, Inc. | —* | 41 |
| Lockheed Martin Corp. | 1 | 241 |
| Masco Corp. | 1 | 47 |
| Norfolk Southern Corp. | 1 | 131 |
| Northrop Grumman Corp. | —* | 146 |
| Old Dominion Freight Line, Inc. | —* | 38 |
| PACCAR, Inc. | 1 | 71 |
| Parker Hannifin Corp. | —* | 74 |
| Raytheon Co. | 1 | 135 |
| Republic Services, Inc., Class A | 1 | 47 |
| Rockwell Automation, Inc. | —* | 61 |
| Roper Industries, Inc. | —* | 87 |
| Snap-on, Inc. | —* | 32 |
| Stanley Black & Decker, Inc. | —* | 63 |
| Textron, Inc. | 1 | 30 |
| TransDigm Group, Inc. | —* | 70 |
| TransUnion | 1 | 42 |
| Union Pacific Corp. | 2 | 274 |
| United Parcel Service, Inc., Class B | 2 | 209 |
| United Rentals, Inc. (A) | —* | 32 |
| United Technologies Corp. | 2 | 248 |
| Verisk Analytics, Inc., Class A | —* | 61 |
| W.W. Grainger, Inc. | —* | 40 |
| Waste Connections, Inc. | 1 | 74 |
| Waste Management, Inc. | 1 | 101 |
| Westinghouse Air Brake Technologies Corp. | —* | 25 |
| XPO Logistics, Inc. (A) | —* | 22 |
| Xylem, Inc. | 1 | 44 |
| | | 5,709 |
| **Information Technology – 12.0%** | | |
| Adobe, Inc. (A) | 1 | 328 |
| Advanced Micro Devices, Inc. (A)(B) | 3 | 76 |
| Akamai Technologies, Inc. (A) | —* | 43 |
| Amphenol Corp., Class A | 1 | 77 |
| Analog Devices, Inc. | 1 | 108 |
| ANSYS, Inc. (A) | —* | 57 |
| Apple, Inc. | 11 | 2,466 |
| Applied Materials, Inc. | 3 | 134 |
| Arista Networks, Inc. (A) | —* | 33 |
| Autodesk, Inc. (A) | 1 | 93 |
| Automatic Data Processing, Inc. | 1 | 142 |
| Broadcom Corp., Class A | 1 | 272 |
| Broadridge Financial Solutions, Inc. | —* | 37 |
| Cadence Design Systems, Inc. (A) | 1 | 62 |
| CDW Corp. | —* | 53 |
| Check Point Software Technologies Ltd. (A) | —* | 45 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Information Technology (Continued)** | | |
| Cisco Systems, Inc. | 10 | $ 498 |
| Citrix Systems, Inc. | —* | 43 |
| Cognex Corp. | 1 | 34 |
| Cognizant Technology Solutions Corp., Class A | 1 | 77 |
| Computer Sciences Corp. | 1 | 18 |
| Corning, Inc. | 2 | 66 |
| Dell Technologies, Inc., Class V (A) | 1 | 27 |
| EPAM Systems, Inc. (A) | —* | 31 |
| F5 Networks, Inc. (A) | —* | 19 |
| FactSet Research Systems, Inc. | —* | 25 |
| Fiserv, Inc. (A) | 1 | 145 |
| FleetCor Technologies, Inc. (A) | —* | 74 |
| Fortinet, Inc. (A) | —* | 31 |
| Garter, Inc., Class A (A) | —* | 42 |
| Global Payments, Inc. | —* | 66 |
| GoDaddy, Inc., Class A (A) | 1 | 33 |
| Hewlett Packard Enterprise Co. | 5 | 70 |
| Hewlett-Packard Co. | 4 | 74 |
| Intel Corp. | 11 | 552 |
| International Business Machines Corp. | 2 | 292 |
| Intuit, Inc. | 1 | 165 |
| Juniper Networks, Inc. | 1 | 26 |
| Keysight Technologies, Inc. (A) | 1 | 64 |
| KLA Corp. | —* | 76 |
| Lam Research Corp. | —* | 102 |
| Leidos Holdings, Inc. | —* | 30 |
| Marvell Technology Group Ltd. | 1 | 35 |
| MasterCard, Inc., Class A | 2 | 568 |
| Maxim Integrated Products, Inc. | 1 | 50 |
| Microchip Technology, Inc. | 1 | 64 |
| Micron Technology, Inc. (A) | 3 | 114 |
| Microsoft Corp. | 17 | 2,390 |
| Motorola, Inc. | —* | 80 |
| NetApp, Inc. | 1 | 38 |
| NVIDIA Corp. | 1 | 246 |
| Okta, Inc. (A) | —* | 31 |
| ON Semiconductor Corp. (A) | 1 | 28 |
| Oracle Corp. | 5 | 302 |
| Palo Alto Networks, Inc. (A) | —* | 55 |
| Paychex, Inc. | 1 | 56 |
| Paycom Software, Inc. (A) | —* | 31 |
| PayPal, Inc. (A) | 3 | 271 |
| PTC, Inc. (A) | —* | 30 |
| Qorvo, Inc. (A) | —* | 28 |
| QUALCOMM, Inc. | 3 | 216 |
| salesforce.com, Inc. (A) | 2 | 297 |
| Seagate Technology | 1 | 38 |
| ServiceNow, Inc. (A) | —* | 123 |
| Skyworks Solutions, Inc. | —* | 38 |
| Snap, Inc., Class A (A)(B) | 2 | 33 |
| Splunk, Inc. (A) | —* | 49 |
| Square, Inc., Class A (A) | 1 | 53 |
| SS&C Technologies Holdings, Inc. | 1 | 33 |
| Symantec Corp. | 2 | 45 |
| Synopsys, Inc. (A) | —* | 57 |
| TE Connectivity Ltd. | 1 | 80 |
| Texas Instruments, Inc. | 2 | 289 |
| Trimble Navigation Ltd. (A) | 1 | 37 |
| Twilio, Inc., Class A (A) | —* | 36 |
| VeriSign, Inc. (A) | —* | 58 |
| Visa, Inc., Class A | 4 | 678 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Information Technology (Continued)** | | |
| VMware, Inc., Class A | —* | $ 33 |
| Western Digital Corp. | 1 | 46 |
| Workday, Inc., Class A (A) | —* | 66 |
| Xilinx, Inc. | 1 | 77 |
| Zebra Technologies Corp., Class A (A)(C) | —* | 33 |
| | | 13,538 |
| **Materials – 1.7%** | | |
| Air Products and Chemicals, Inc. | 1 | 120 |
| Avery Dennison Corp. | —* | 38 |
| Ball Corp. | 1 | 70 |
| Celanese Corp., Series A | —* | 48 |
| Corteva, Inc. | 2 | 52 |
| Crown Holdings, Inc. (A) | —* | 29 |
| Dow, Inc. | 2 | 93 |
| DuPont De Nemours, Inc. | 2 | 133 |
| Eastman Chemical Co. | —* | 29 |
| Ecolab, Inc. | 1 | 116 |
| FMC Corp. | —* | 41 |
| Freeport-McMoRan Copper & Gold, Inc., Class B | 4 | 36 |
| International Flavors & Fragrances, Inc. (B) | —* | 32 |
| International Paper Co. | 1 | 41 |
| LyondellBasell Industries N.V., Class A | 1 | 76 |
| Martin Marietta Materials, Inc. | —* | 49 |
| Mosaic Co. (The) | 1 | 30 |
| Newmont Goldcorp Corp. | 2 | 76 |
| Nucor Corp. | 1 | 45 |
| Packaging Corp. of America | —* | 28 |
| PPG Industries, Inc. | 1 | 80 |
| Sherwin-Williams Co. (The) | —* | 119 |
| Vulcan Materials Co. | —* | 56 |
| WestRock Co. | 1 | 23 |
| Weyerhaeuser Co. | 3 | 75 |
| | | 1,535 |
| **Real Estate – 1.8%** | | |
| Alexandria Real Estate Equities, Inc. | —* | 42 |
| American Tower Corp., Class A | 1 | 239 |
| AvalonBay Communities, Inc. | —* | 72 |
| Boston Properties, Inc. | —* | 45 |
| CB Richard Ellis Group, Inc. (A) | 1 | 41 |
| Crown Castle International Corp. | 1 | 137 |
| Digital Realty Trust, Inc. | 1 | 72 |
| Duke Realty Corp. | 2 | 57 |
| Equinix, Inc. | —* | 116 |
| Equity Residential | 1 | 75 |
| Essex Property Trust, Inc. | —* | 58 |
| Extra Space Storage, Inc. | —* | 46 |
| HCP, Inc. | 1 | 53 |
| Hilton Worldwide Holdings, Inc. | 1 | 70 |
| Host Hotels & Resorts, Inc. | 2 | 32 |
| Invitation Homes, Inc. | 2 | 46 |
| Iron Mountain, Inc. | 1 | 36 |
| Mid-America Apartment Communities, Inc. | —* | 43 |
| ProLogis, Inc. | 2 | 140 |
| Public Storage, Inc. | —* | 80 |
| Realty Income Corp. | 1 | 64 |
| Simon Property Group, Inc. | 1 | 117 |

SEPTEMBER 30, 2019

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Real Estate (Continued) | | |
| Sun Communities, Inc. | —* | $ 46 |
| UDR, Inc. | 1 | 40 |
| Ventas, Inc. | 1 | 73 |
| W.P. Carey, Inc. | 1 | 47 |
| Welltower, Inc. | 1 | 91 |
| | | 1,978 |
| Utilities – 2.0% | | |
| AES Corp. (The) | 2 | 36 |
| Alliant Energy Corp. | 1 | 34 |
| Ameren Corp. | 1 | 43 |
| American Electric Power Co., Inc. | 1 | 95 |
| American Water Works Co., Inc. | —* | 58 |
| Atmos Energy Corp. | —* | 34 |
| CenterPoint Energy, Inc. | 1 | 42 |
| CMS Energy Corp. | 1 | 45 |
| Consolidated Edison, Inc. | 1 | 60 |
| Dominion Energy, Inc. | 2 | 135 |
| DTE Energy Co. | —* | 49 |
| Duke Energy Corp. | 1 | 140 |
| Edison International | 1 | 73 |
| Entergy Corp. | —* | 49 |
| Evergy, Inc. | 1 | 41 |
| Eversource Energy | 1 | 67 |
| Exelon Corp. | 2 | 98 |
| FirstEnergy Corp. | 1 | 61 |
| NextEra Energy, Inc. | 1 | 238 |
| NiSource, Inc. | 1 | 35 |
| NRG Energy, Inc. | 1 | 36 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Utilities (Continued) | | |
| Pinnacle West Capital Corp. | —* | $ 30 |
| PPL Corp. | 2 | 64 |
| Public Service Enterprise Group, Inc. | 1 | 72 |
| Sempra Energy | 1 | 86 |
| Southern Co. (The) | 2 | 146 |
| UGI Corp. | 1 | 35 |
| Vistra Energy Corp. | 1 | 32 |
| WEC Energy Group, Inc. | 1 | 69 |
| Xcel Energy, Inc. | 1 | 68 |
| | | 2,071 |
| Total United States – 55.9% | | 61,082 |
| TOTAL COMMON STOCKS – 98.8% | | $111,140 |
| (Cost: $101,010) | | |

| PREFERRED STOCKS | Shares | Value |
|---|---|---|
| Germany | | |
| Consumer Discretionary – 0.1% | | |
| Volkswagen AG, 2.260% | 1 | 92 |
| Consumer Staples – 0.1% | | |
| Henkel AG & Co. KGaA | —* | 46 |
| Total Germany – 0.2% | | 138 |

| PREFERRED STOCKS (Continued) | Shares | Value |
|---|---|---|
| South Korea | | |
| Information Technology – 0.1% | | |
| Samsung Electronics Co. Ltd. | 2 | $ 67 |
| Total South Korea – 0.1% | | 67 |
| TOTAL PREFERRED STOCKS – 0.3% | | $ 205 |
| (Cost: $217) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| Master Note – 0.4% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) 2.170%, 10–7–19 (D) | $452 | 452 |
| Money Market Funds – 0.6% | | |
| Dreyfus Institutional Preferred Government Money Market Fund - Institutional Shares 1.900%, (E)(F) | 697 | 697 |
| TOTAL SHORT-TERM SECURITIES – 1.0% | | $ 1,149 |
| (Cost: $1,149) | | |
| TOTAL INVESTMENT SECURITIES – 100.1% | | $112,494 |
| (Cost: $102,376) | | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)% | | (123) |
| NET ASSETS – 100.0% | | $ 112,371 |

Notes to Schedule of Investments

  *Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of securities with an aggregate value of $909 are on loan.

(C) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2019 the total value of these securities amounted to $451 or 0.4% of net assets.

(D) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(E) Rate shown is the annualized 7-day yield at September 30, 2019.

(F) Investment made with cash collateral received from securities on loan.

SEPTEMBER 30, 2019

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks | | | |
| Communication Services | $ 6,664 | $ 2,843 | $ — |
| Consumer Discretionary | 7,848 | 3,474 | — |
| Consumer Staples | 5,409 | 4,357 | — |
| Energy | 3,930 | 2,137 | — |
| Financials | 10,195 | 8,465 | — |
| Health Care | 8,727 | 4,031 | — |
| Industrials | 6,489 | 5,406 | — |
| Information Technology | 14,438 | 3,633 | — |
| Materials | 2,489 | 2,908 | — |
| Real Estate | 2,099 | 1,619 | — |
| Utilities | 2,363 | 1,616 | — |
| Total Common Stocks | $70,651 | $40,489 | $ — |
| Preferred Stocks | — | 205 | — |
| Short-Term Securities | 697 | 452 | — |
| Total | $71,348 | $ 41,146 | $ — |

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GDR = Global Depositary Receipts
LIBOR = London Interbank Offered Rate

## Market Sector Diversification

(as a % of net assets)

| | |
|---|---|
| Financials | 16.6% |
| Information Technology | 16.1% |
| Health Care | 11.4% |
| Industrials | 10.6% |
| Consumer Discretionary | 10.2% |
| Consumer Staples | 8.7% |
| Communication Services | 8.5% |
| Energy | 5.4% |
| Materials | 4.8% |
| Utilities | 3.5% |
| Real Estate | 3.3% |
| Other+ | 0.9% |

+Includes liabilities (net of cash and other assets), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2019 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 99.8% |
|     Utilities | 24.5% |
|     Industrials | 17.8% |
|     Financials | 15.7% |
|     Consumer Staples | 12.2% |
|     Materials | 7.8% |
|     Real Estate | 6.2% |
|     Health Care | 6.0% |
|     Consumer Discretionary | 4.9% |
|     Information Technology | 3.1% |
|     Communication Services | 1.6% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 0.2% |

## Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| Group 1 Automotive, Inc. | Consumer Discretionary | Automotive Retail |
| Gorman-Rupp Co. (The) | Industrials | Industrial Machinery |
| Matthews International Corp. | Industrials | Diversified Support Services |
| Hillenbrand, Inc. | Industrials | Industrial Machinery |
| American Equity Investment Life Holding Co. | Financials | Life & Health Insurance |
| Inter Parfums, Inc. | Consumer Staples | Personal Products |
| McGrath RentCorp | Industrials | Diversified Support Services |
| Middlesex Water Co. | Utilities | Water Utilities |
| H.B. Fuller Co. | Materials | Specialty Chemicals |
| Universal Health Realty Income Trust | Real Estate | Health Care REITs |

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

# COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

IVY PROSHARES RUSSELL 2000 DIVIDEND GROWERS INDEX FUND

(UNAUDITED)



| | Class A[3] | Class E | Class I | Class N | Class R |
|---|---|---|---|---|---|
| **Average Annual Total Return[2]** | | | | | |
| 1-year period ended 9-30-19 | -0.24% | -0.08% | 2.66% | 2.66% | 1.81% |
| 5-year period ended 9-30-19 | — | — | — | — | — |
| 10-year period ended 9-30-19 | — | — | — | — | — |
| Since Inception of Class through 9-30-19[4] | 4.38% | 4.51% | 5.77% | 5.77% | 4.98% |

*Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.*

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E Shares carry a maximum front-end sales load of 2.50%. Class I, Class N and Class R shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*4-20-17 for Class A shares, 4-20-17 for Class E shares, 4-20-17 for Class I shares, 4-20-17 for Class N shares and 4-20-17 for Class R shares (the date on which shares were first acquired by shareholders).*

*Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.*

2019 ANNUAL REPORT 31

# SCHEDULE OF INVESTMENTS

## IVY PROSHARES RUSSELL 2000 DIVIDEND GROWERS INDEX FUND *(in thousands)*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Communication Services** | | |
| Publishing – 1.6% | | |
| Meredith Corp. | 57 | $ 2,100 |
| **Total Communication Services – 1.6%** | | 2,100 |
| **Consumer Discretionary** | | |
| Automotive Retail – 1.8% | | |
| Group 1 Automotive, Inc. | 26 | 2,358 |
| Homefurnishing Retail – 1.6% | | |
| Aaron Rents, Inc. | 32 | 2,058 |
| Leisure Facilities – 1.5% | | |
| International Speedway Corp., Class A | 44 | 1,971 |
| **Total Consumer Discretionary – 4.9%** | | 6,387 |
| **Consumer Staples** | | |
| Food Distributors – 1.6% | | |
| Andersons, Inc. (The) | 89 | 2,006 |
| Packaged Foods & Meats – 5.9% | | |
| Calavo Growers, Inc. | 20 | 1,904 |
| J&J Snack Foods Corp. (A) | 10 | 1,956 |
| Lancaster Colony Corp. | 13 | 1,852 |
| Tootsie Roll Industries, Inc. | 52 | 1,941 |
| | | 7,653 |
| Personal Products – 1.6% | | |
| Inter Parfums, Inc. | 30 | 2,128 |
| Tobacco – 3.1% | | |
| Universal Corp. | 38 | 2,085 |
| Vector Group Ltd. (A) | 164 | 1,955 |
| | | 4,040 |
| **Total Consumer Staples – 12.2%** | | 15,827 |
| **Financials** | | |
| Asset Management & Custody Banks – 1.5% | | |
| Westwood Holdings Group, Inc. | 71 | 1,964 |
| Investment Banking & Brokerage – 1.6% | | |
| Northwest Bancshares, Inc. | 125 | 2,044 |
| Life & Health Insurance – 1.7% | | |
| American Equity Investment Life Holding Co. | 90 | 2,171 |
| Property & Casualty Insurance – 1.5% | | |
| RLI Corp. | 21 | 1,994 |
| Regional Banks – 9.4% | | |
| BancFirst Corp. | 37 | 2,059 |
| Community Bank System, Inc. | 32 | 1,984 |
| Southside Bancshares, Inc. | 60 | 2,048 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Regional Banks *(Continued)* | | |
| Tompkins Financial Corp. | 25 | $ 2,047 |
| UMB Financial Corp. | 32 | 2,048 |
| United Bankshares, Inc. | 53 | 2,025 |
| | | 12,211 |
| **Total Financials – 15.7%** | | 20,384 |
| **Health Care** | | |
| Health Care Facilities – 1.6% | | |
| National HealthCare Corp. | 25 | 2,023 |
| Health Care Services – 1.4% | | |
| Ensign Group, Inc. (The) | 40 | 1,890 |
| Health Care Supplies – 3.0% | | |
| Atrion Corp. | 3 | 2,002 |
| Utah Medical Products, Inc. | 20 | 1,949 |
| | | 3,951 |
| **Total Health Care – 6.0%** | | 7,864 |
| **Industrials** | | |
| Agricultural & Farm Machinery – 1.6% | | |
| Lindsay Corp. | 22 | 2,049 |
| Commercial Printing – 1.6% | | |
| Brady Corp., Class A | 39 | 2,047 |
| Diversified Support Services – 5.0% | | |
| Healthcare Services Group, Inc. | 85 | 2,072 |
| Matthews International Corp. | 65 | 2,284 |
| McGrath RentCorp | 31 | 2,125 |
| | | 6,481 |
| Environmental & Facilities Services – 1.6% | | |
| ABM Industries, Inc. | 56 | 2,025 |
| Industrial Machinery – 5.0% | | |
| Franklin Electric Co., Inc. | 42 | 2,029 |
| Gorman-Rupp Co. (The) | 66 | 2,294 |
| Hillenbrand, Inc. | 70 | 2,176 |
| | | 6,499 |
| Office Services & Supplies – 1.5% | | |
| MSA Safety, Inc. | 18 | 2,008 |
| Trading Companies & Distributors – 1.5% | | |
| GATX Corp. | 26 | 2,023 |
| **Total Industrials – 17.8%** | | 23,132 |
| **Information Technology** | | |
| Data Processing & Outsourced Services – 1.6% | | |
| Cass Information Systems, Inc. | 38 | 2,048 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Electronic Equipment & Instruments – 1.5% | | |
| Badger Meter, Inc. | 37 | $ 2,011 |
| **Total Information Technology – 3.1%** | | 4,059 |
| **Materials** | | |
| Specialty Chemicals – 7.8% | | |
| Balchem Corp. | 20 | 2,018 |
| H.B. Fuller Co. | 45 | 2,118 |
| Quaker Chemical Corp. | 12 | 1,950 |
| Sensient Technologies Corp. | 30 | 2,048 |
| Stepan Co. | 20 | 1,989 |
| | | 10,123 |
| **Total Materials – 7.8%** | | 10,123 |
| **Real Estate** | | |
| Health Care REITs – 3.1% | | |
| National Health Investors, Inc. | 24 | 1,939 |
| Universal Health Realty Income Trust | 20 | 2,100 |
| | | 4,039 |
| Retail REITs – 3.1% | | |
| Tanger Factory Outlet Centers, Inc. | 130 | 2,016 |
| Urstadt Biddle Properties, Inc., Class A | 88 | 2,083 |
| | | 4,099 |
| **Total Real Estate – 6.2%** | | 8,138 |
| **Utilities** | | |
| Electric Utilities – 3.1% | | |
| ALLETE, Inc. | 23 | 2,024 |
| Portland General Electric Co. | 35 | 1,974 |
| | | 3,998 |
| Gas Utilities – 9.2% | | |
| Chesapeake Utilities Corp. | 21 | 1,993 |
| New Jersey Resources Corp. | 44 | 1,971 |
| Northwest Natural Gas Co. | 28 | 1,992 |
| South Jersey Industries, Inc. | 60 | 1,977 |
| Southwest Gas Corp. | 22 | 1,991 |
| Spire, Inc. | 23 | 2,016 |
| | | 11,940 |
| Independent Power Producers & Energy Traders – 1.5% | | |
| Black Hills Corp. | 26 | 1,984 |
| Multi-Utilities – 3.1% | | |
| Avista Corp. | 42 | 2,022 |
| NorthWestern Corp. | 27 | 2,008 |
| | | 4,030 |
| Water Utilities – 7.6% | | |
| American States Water Co. | 21 | 1,930 |
| California Water Service Group | 36 | 1,907 |
| Connecticut Water Service, Inc. | 28 | 1,976 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Water Utilities (Continued) | | |
| Middlesex Water Co. . . . . . . . . . . . | 33 | $ 2,122 |
| SJW Corp. . . . . . . . . . . . . . . . . . | 29 | 1,997 |
| | | 9,932 |
| Total Utilities – 24.5% | | 31,884 |
| TOTAL COMMON STOCKS – 99.8% | | $129,898 |
| (Cost: $118,934) | | |

| SHORT-TERM SECURITIES | Principal | |
|---|---|---|
| Master Note – 0.0% | | |
| Toyota Motor Credit Corp. | | |
| (1-Month U.S. LIBOR plus 15 bps), | | |
| 2.170%, 10–7–19 (B) . . . . . . . . . | $ 3 | 3 |
| TOTAL SHORT-TERM SECURITIES – 0.0% | $ | 3 |
| (Cost: $3) | | |
| TOTAL INVESTMENT SECURITIES – 99.8% | | $129,901 |
| (Cost: $118,937) | | |
| CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2% | | 252 |
| NET ASSETS – 100.0% | | $130,153 |

Notes to Schedule of Investments

(A) All or a portion of securities with an aggregate value of $1,755 are on loan.

(B) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Assets | | | |
| Investments in Securities | | | |
| Common Stocks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $129,898 | $— | $ — |
| Short-Term Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 3 | — |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $129,898 | $ 3 | $ — |

The following acronyms are used throughout this schedule:

LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2019 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Bonds | 98.0% |
|    Corporate Debt Securities | 98.0% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 2.0% |

## Quality Weightings

| | |
|---|---|
| Investment Grade | 98.0% |
|    AAA | 3.6% |
|    AA | 9.8% |
|    A | 39.8% |
|    BBB | 44.8% |
| Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ | 2.0% |

*Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.*

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

# COMPARISON OF CHANGE IN VALUE OF IVY PROSHARES S&P 500 BOND INDEX FUND $10,000 INVESTMENT



| | | |
|---|---|---|
| —— Ivy ProShares S&P 500 Bond Index Fund, Class A Shares[1] . . . . . . . . . . . . . . . . . . . | $10,894 |
| ···· S&P 500/MarketAxess Investment Grade Corporate Bond Index . . . . . . . . . . . . . . . . | $11,525 |

Period axis: 4-20 2017 | 9-30 2017 | 9-30 2018 | 9-30 2019

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class E | Class I | Class N | Class R |
|---|---|---|---|---|---|
| 1-year period ended 9-30-19 | 9.61% | 9.67% | 12.74% | 12.74% | 11.91% |
| 5-year period ended 9-30-19 | — | — | — | — | — |
| 10-year period ended 9-30-19 | — | — | — | — | — |
| Since Inception of Class through 9-30-19[4] | 3.56% | 3.61% | 4.91% | 4.91% | 4.15% |

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E Shares carry a maximum front-end sales load of 2.50%. Class I, Class N and Class R shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)4-20-17 for Class A shares, 4-20-17 for Class E shares, 4-20-17 for Class I shares, 4-20-17 for Class N shares and 4-20-17 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

## Column 1

| CORPORATE DEBT SECURITIES | Principal | Value |
|---|---|---|
| **Communication Services** | | |
| Advertising – 0.1% | | |
| Omnicom Group, Inc., | | |
| 3.600%, 4–15–26 . . . . . . . . . . . . | $ 150 | $ 158 |
| | | |
| Broadcasting – 0.7% | | |
| Discovery Communications LLC (GTD by Discovery, Inc.), | | |
| 3.950%, 3–20–28 . . . . . . . . . . . . | 200 | 209 |
| Discovery Communications, Inc., | | |
| 5.200%, 9–20–47 . . . . . . . . . . . . | 200 | 218 |
| NBCUniversal Media LLC, | | |
| 4.375%, 4–1–21 . . . . . . . . . . . . . | 560 | 580 |
| | | 1,007 |
| | | |
| Cable & Satellite – 2.5% | | |
| Comcast Corp. (GTD by Comcast Cable Communications and NBC Universal), | | |
| 3.700%, 4–15–24 . . . . . . . . . . . . | 400 | 426 |
| Comcast Corp. (GTD by Comcast Cable Communications and NBCUniversal): | | |
| 3.450%, 10–1–21 . . . . . . . . . . . . | 200 | 206 |
| 3.000%, 2–1–24 . . . . . . . . . . . . | 450 | 467 |
| 3.950%, 10–15–25 . . . . . . . . . . . | 100 | 109 |
| 3.150%, 3–1–26 . . . . . . . . . . . . . | 300 | 314 |
| 4.150%, 10–15–28 . . . . . . . . . . . | 100 | 112 |
| 4.250%, 10–15–30 . . . . . . . . . . . | 180 | 205 |
| 4.600%, 10–15–38 . . . . . . . . . . . | 350 | 419 |
| 4.000%, 3–1–48 . . . . . . . . . . . . . | 100 | 111 |
| 4.700%, 10–15–48 . . . . . . . . . . . | 400 | 490 |
| 3.999%, 11–1–49 . . . . . . . . . . . . | 150 | 167 |
| 4.950%, 10–15–58 . . . . . . . . . . . | 200 | 257 |
| Viacom, Inc., | | |
| 4.375%, 3–15–43 . . . . . . . . . . . . | 150 | 155 |
| | | 3,438 |
| | | |
| Integrated Telecommunication Services – 8.1% | | |
| AT&T, Inc.: | | |
| 3.200%, 3–1–22 . . . . . . . . . . . . . | 300 | 307 |
| 3.600%, 2–17–23 . . . . . . . . . . . . | 110 | 115 |
| 4.450%, 4–1–24 . . . . . . . . . . . . . | 510 | 552 |
| 3.400%, 5–15–25 . . . . . . . . . . . . | 430 | 449 |
| 4.125%, 2–17–26 . . . . . . . . . . . . | 250 | 270 |
| 4.250%, 3–1–27 . . . . . . . . . . . . . | 255 | 277 |
| 4.100%, 2–15–28 . . . . . . . . . . . . | 200 | 216 |
| 4.350%, 3–1–29 . . . . . . . . . . . . . | 150 | 166 |
| 4.300%, 2–15–30 . . . . . . . . . . . . | 185 | 204 |
| 4.500%, 5–15–35 . . . . . . . . . . . . | 290 | 318 |
| 5.250%, 3–1–37 . . . . . . . . . . . . . | 200 | 235 |
| 4.900%, 8–15–37 . . . . . . . . . . . . | 200 | 227 |
| 4.850%, 3–1–39 . . . . . . . . . . . . . | 150 | 170 |
| 4.300%, 12–15–42 . . . . . . . . . . . | 150 | 157 |
| 4.350%, 6–15–45 . . . . . . . . . . . . | 300 | 316 |
| 4.750%, 5–15–46 . . . . . . . . . . . . | 200 | 222 |
| 5.450%, 3–1–47 . . . . . . . . . . . . . | 450 | 544 |
| 4.500%, 3–9–48 . . . . . . . . . . . . . | 382 | 411 |
| 4.550%, 3–9–49 . . . . . . . . . . . . . | 300 | 324 |
| 5.150%, 2–15–50 . . . . . . . . . . . . | 100 | 117 |
| 5.700%, 3–1–57 . . . . . . . . . . . . . | 200 | 252 |
| Verizon Communications, Inc.: | | |
| 3.125%, 3–16–22 . . . . . . . . . . . . | 200 | 206 |

## Column 2

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Integrated Telecommunication Services (Continued) | | |
| 5.150%, 9–15–23 . . . . . . . . . . . . | $ 472 | $ 528 |
| 3.500%, 11–1–24 . . . . . . . . . . . . | 450 | 476 |
| 3.376%, 2–15–25 . . . . . . . . . . . . | 350 | 370 |
| 2.625%, 8–15–26 . . . . . . . . . . . . | 150 | 152 |
| 4.125%, 3–16–27 . . . . . . . . . . . . | 510 | 563 |
| 4.329%, 9–21–28 . . . . . . . . . . . . | 120 | 136 |
| 4.500%, 8–10–33 . . . . . . . . . . . . | 100 | 116 |
| 5.250%, 3–16–37 . . . . . . . . . . . . | 626 | 778 |
| 4.812%, 3–15–39 . . . . . . . . . . . . | 200 | 240 |
| 4.862%, 8–21–46 . . . . . . . . . . . . | 447 | 546 |
| 5.500%, 3–16–47 . . . . . . . . . . . . | 395 | 522 |
| 4.522%, 9–15–48 . . . . . . . . . . . . | 150 | 177 |
| 5.012%, 4–15–49 . . . . . . . . . . . . | 105 | 132 |
| 4.672%, 3–15–55 . . . . . . . . . . . . | 200 | 240 |
| | | 11,031 |
| | | |
| Interactive Media & Services – 0.1% | | |
| Alphabet, Inc., | | |
| 1.998%, 8–15–26 . . . . . . . . . . . . | 120 | 120 |
| | | |
| Movies & Entertainment – 0.1% | | |
| Walt Disney Co. (The), | | |
| 4.125%, 6–1–44 . . . . . . . . . . . . . | 150 | 181 |
| | | |
| **Total Communication Services – 11.6%** | | **15,935** |
| **Consumer Discretionary** | | |
| Automobile Manufacturers – 0.7% | | |
| General Motors Co.: | | |
| 4.875%, 10–2–23 . . . . . . . . . . . . | 531 | 570 |
| 5.000%, 4–1–35 . . . . . . . . . . . . . | 210 | 211 |
| 5.200%, 4–1–45 . . . . . . . . . . . . . | 200 | 197 |
| | | 978 |
| | | |
| Department Stores – 0.1% | | |
| Nordstrom, Inc., | | |
| 5.000%, 1–15–44 . . . . . . . . . . . . | 100 | 93 |
| | | |
| General Merchandise Stores – 0.6% | | |
| Dollar Tree, Inc.: | | |
| 3.700%, 5–15–23 . . . . . . . . . . . . | 150 | 156 |
| 4.000%, 5–15–25 . . . . . . . . . . . . | 150 | 159 |
| Target Corp.: | | |
| 4.000%, 7–1–42 . . . . . . . . . . . . . | 250 | 288 |
| 3.900%, 11–15–47 . . . . . . . . . . . | 200 | 229 |
| | | 832 |
| | | |
| Home Improvement Retail – 1.2% | | |
| Home Depot, Inc. (The): | | |
| 3.350%, 9–15–25 . . . . . . . . . . . . | 150 | 160 |
| 2.125%, 9–15–26 . . . . . . . . . . . . | 155 | 154 |
| 3.900%, 12–6–28 . . . . . . . . . . . . | 250 | 281 |
| 2.950%, 6–15–29 . . . . . . . . . . . . | 200 | 210 |
| 4.500%, 12–6–48 . . . . . . . . . . . . | 170 | 212 |
| Lowe's Co., Inc.: | | |
| 3.100%, 5–3–27 . . . . . . . . . . . . . | 150 | 155 |
| 3.650%, 4–5–29 . . . . . . . . . . . . . | 150 | 161 |
| 3.700%, 4–15–46 . . . . . . . . . . . . | 183 | 184 |
| 4.050%, 5–3–47 . . . . . . . . . . . . . | 150 | 160 |
| | | 1,677 |

## Column 3

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Internet & Direct Marketing Retail – 1.5% | | |
| Amazon.com, Inc.: | | |
| 2.400%, 2–22–23 . . . . . . . . . . . . | $ 196 | $ 199 |
| 2.800%, 8–22–24 . . . . . . . . . . . . | 400 | 416 |
| 3.150%, 8–22–27 . . . . . . . . . . . . | 200 | 212 |
| 3.875%, 8–22–37 . . . . . . . . . . . . | 400 | 460 |
| 4.950%, 12–5–44 . . . . . . . . . . . . | 100 | 133 |
| 4.250%, 8–22–57 . . . . . . . . . . . . | 150 | 187 |
| eBay, Inc.: | | |
| 3.600%, 6–5–27 . . . . . . . . . . . . . | 150 | 156 |
| 4.000%, 7–15–42 . . . . . . . . . . . . | 200 | 195 |
| | | 1,958 |
| | | |
| Restaurants – 0.9% | | |
| McDonalds Corp.: | | |
| 2.625%, 1–15–22 . . . . . . . . . . . . | 300 | 305 |
| 3.350%, 4–1–23 . . . . . . . . . . . . . | 110 | 115 |
| 3.700%, 1–30–26 . . . . . . . . . . . . | 150 | 161 |
| 4.450%, 9–1–48 . . . . . . . . . . . . . | 200 | 231 |
| Starbucks Corp.: | | |
| 3.800%, 8–15–25 . . . . . . . . . . . . | 200 | 216 |
| 4.500%, 11–15–48 . . . . . . . . . . . | 200 | 233 |
| | | 1,261 |
| | | |
| **Total Consumer Discretionary – 5.0%** | | **6,799** |
| **Consumer Staples** | | |
| Brewers – 0.2% | | |
| Molson Coors Brewing Co.: | | |
| 3.000%, 7–15–26 . . . . . . . . . . . . | 150 | 152 |
| 4.200%, 7–15–46 . . . . . . . . . . . . | 107 | 108 |
| | | 260 |
| | | |
| Distillers & Vintners – 0.1% | | |
| Constellation Brands, Inc., | | |
| 4.250%, 5–1–23 . . . . . . . . . . . . . | 150 | 160 |
| | | |
| Drug Retail – 2.9% | | |
| CVS Caremark Corp., | | |
| 3.875%, 7–20–25 . . . . . . . . . . . . | 325 | 344 |
| CVS Health Corp.: | | |
| 3.350%, 3–9–21 . . . . . . . . . . . . . | 500 | 508 |
| 2.125%, 6–1–21 . . . . . . . . . . . . . | 386 | 386 |
| 3.500%, 7–20–22 . . . . . . . . . . . . | 150 | 155 |
| 3.700%, 3–9–23 . . . . . . . . . . . . . | 200 | 208 |
| 4.000%, 12–5–23 . . . . . . . . . . . . | 241 | 255 |
| 4.100%, 3–25–25 . . . . . . . . . . . . | 660 | 705 |
| 2.875%, 6–1–26 . . . . . . . . . . . . . | 200 | 200 |
| 4.300%, 3–25–28 . . . . . . . . . . . . | 430 | 465 |
| 4.780%, 3–25–38 . . . . . . . . . . . . | 325 | 358 |
| 5.050%, 3–25–48 . . . . . . . . . . . . | 375 | 427 |
| | | 4,011 |
| | | |
| Food Retail – 0.1% | | |
| Kroger Co. (The), | | |
| 4.450%, 2–1–47 . . . . . . . . . . . . . | 100 | 103 |
| | | |
| Hypermarkets & Super Centers – 1.5% | | |
| Wal-Mart Stores, Inc.: | | |
| 1.900%, 12–15–20 . . . . . . . . . . . | 100 | 100 |
| 2.550%, 4–11–23 . . . . . . . . . . . . | 377 | 385 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Hypermarkets & Super Centers** (Continued) | | |
| Walmart, Inc.: | | |
| 3.125%, 6–23–21 . . . . . . . . . . . . . | $ 150 | $ 153 |
| 3.400%, 6–26–23 . . . . . . . . . . . . | 400 | 421 |
| 3.550%, 6–26–25 . . . . . . . . . . . . | 340 | 367 |
| 3.700%, 6–26–28 . . . . . . . . . . . . | 283 | 314 |
| 3.950%, 6–28–38 . . . . . . . . . . . . | 250 | 292 |
| | | 2,032 |
| **Packaged Foods & Meats – 2.1%** | | |
| Campbell Soup Co., | | |
| 3.950%, 3–15–25 . . . . . . . . . . . . | 240 | 254 |
| Conagra Brands, Inc.: | | |
| 4.300%, 5–1–24 . . . . . . . . . . . . . | 150 | 161 |
| 5.300%, 11–1–38 . . . . . . . . . . . . | 150 | 175 |
| 5.400%, 11–1–48 . . . . . . . . . . . . | 400 | 475 |
| General Mills, Inc., | | |
| 4.200%, 4–17–28 . . . . . . . . . . . . | 200 | 223 |
| Kraft Heinz Foods Co.: | | |
| 3.500%, 6–6–22 . . . . . . . . . . . . . | 150 | 154 |
| 4.000%, 6–15–23 . . . . . . . . . . . . | 300 | 313 |
| 3.950%, 7–15–25 . . . . . . . . . . . . | 150 | 157 |
| 3.000%, 6–1–26 . . . . . . . . . . . . . | 120 | 119 |
| 4.625%, 1–30–29 . . . . . . . . . . . . | 150 | 163 |
| 4.375%, 6–1–46 . . . . . . . . . . . . . | 470 | 446 |
| Tyson Foods, Inc. (GTD by Tyson Fresh Meats, Inc.): | | |
| 4.000%, 3–1–26 . . . . . . . . . . . . . | 150 | 163 |
| 5.100%, 9–28–48 . . . . . . . . . . . . | 100 | 121 |
| | | 2,924 |
| **Soft Drinks – 0.5%** | | |
| PepsiCo, Inc.: | | |
| 4.450%, 4–14–46 . . . . . . . . . . . . | 100 | 125 |
| 3.450%, 10–6–46 . . . . . . . . . . . . | 270 | 291 |
| 4.000%, 5–2–47 . . . . . . . . . . . . . | 200 | 234 |
| | | 650 |
| **Tobacco – 1.6%** | | |
| Altria Group, Inc. (GTD by Philip Morris USA, Inc.): | | |
| 2.850%, 8–9–22 . . . . . . . . . . . . . | 200 | 202 |
| 4.000%, 1–31–24 . . . . . . . . . . . . | 105 | 111 |
| 3.800%, 2–14–24 . . . . . . . . . . . . | 100 | 105 |
| 4.400%, 2–14–26 . . . . . . . . . . . . | 100 | 107 |
| 4.800%, 2–14–29 . . . . . . . . . . . . | 200 | 219 |
| 5.800%, 2–14–39 . . . . . . . . . . . . | 250 | 290 |
| 3.875%, 9–16–46 . . . . . . . . . . . . | 300 | 276 |
| 5.950%, 2–14–49 . . . . . . . . . . . . | 400 | 471 |
| Philip Morris International, Inc., | | |
| 6.375%, 5–16–38 . . . . . . . . . . . . | 250 | 344 |
| | | 2,125 |
| **Total Consumer Staples – 9.0%** | | 12,265 |
| **Energy** | | |
| **Integrated Oil & Gas – 0.9%** | | |
| Chevron Corp.: | | |
| 2.100%, 5–16–21 . . . . . . . . . . . . | 150 | 150 |
| 2.355%, 12–5–22 . . . . . . . . . . . . | 200 | 203 |
| 3.191%, 6–24–23 . . . . . . . . . . . . | 140 | 146 |
| 2.954%, 5–16–26 . . . . . . . . . . . . | 340 | 356 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Integrated Oil & Gas** (Continued) | | |
| Phillips 66 (GTD by Phillips 66 Co.), | | |
| 4.875%, 11–15–44 . . . . . . . . . . . . | $250 | $ 298 |
| | | 1,153 |
| **Oil & Gas Equipment & Services – 0.6%** | | |
| Baker Hughes, a GE Co. LLC and Baker Hughes Co-Obligor, Inc., | | |
| 4.080%, 12–15–47 . . . . . . . . . . . . | 450 | 454 |
| Halliburton Co., | | |
| 5.000%, 11–15–45 . . . . . . . . . . . . | 250 | 280 |
| National Oilwell Varco, Inc., | | |
| 2.600%, 12–1–22 . . . . . . . . . . . . | 100 | 100 |
| | | 834 |
| **Oil & Gas Exploration & Production – 3.1%** | | |
| Apache Corp., | | |
| 4.375%, 10–15–28 . . . . . . . . . . . . | 200 | 205 |
| Cimarex Energy Co., | | |
| 3.900%, 5–15–27 . . . . . . . . . . . . | 150 | 153 |
| Concho Resources, Inc., | | |
| 4.300%, 8–15–28 . . . . . . . . . . . . | 125 | 135 |
| ConocoPhillips Co. (GTD by ConocoPhillips): | | |
| 4.950%, 3–15–26 . . . . . . . . . . . . | 150 | 173 |
| 6.500%, 2–1–39 . . . . . . . . . . . . . | 130 | 188 |
| ConocoPhillips Holding Co., | | |
| 6.950%, 4–15–29 . . . . . . . . . . . . | 150 | 204 |
| EOG Resources, Inc., | | |
| 2.625%, 3–15–23 . . . . . . . . . . . . | 100 | 102 |
| Exxon Mobil Corp.: | | |
| 2.222%, 3–1–21 . . . . . . . . . . . . . | 150 | 151 |
| 2.709%, 3–6–25 . . . . . . . . . . . . . | 200 | 207 |
| 3.043%, 3–1–26 . . . . . . . . . . . . . | 280 | 294 |
| 2.440%, 8–16–29 . . . . . . . . . . . . | 155 | 156 |
| 2.995%, 8–16–39 . . . . . . . . . . . . | 200 | 200 |
| 4.114%, 3–1–46 . . . . . . . . . . . . . | 208 | 247 |
| Marathon Oil Corp., | | |
| 4.400%, 7–15–27 . . . . . . . . . . . . | 150 | 160 |
| Noble Energy, Inc., | | |
| 5.050%, 11–15–44 . . . . . . . . . . . . | 100 | 109 |
| Occidental Petroleum Corp.: | | |
| 2.700%, 8–15–22 . . . . . . . . . . . . | 170 | 171 |
| 2.900%, 8–15–24 . . . . . . . . . . . . | 200 | 202 |
| 3.000%, 2–15–27 . . . . . . . . . . . . | 150 | 149 |
| 3.500%, 8–15–29 . . . . . . . . . . . . | 200 | 203 |
| 6.450%, 9–15–36 . . . . . . . . . . . . | 200 | 248 |
| 6.600%, 3–15–46 . . . . . . . . . . . . | 200 | 261 |
| 4.200%, 3–15–48 . . . . . . . . . . . . | 195 | 193 |
| ONEOK, Inc. (GTD by ONEOK Partners and Intermediate Partnership), | | |
| 5.200%, 7–15–48 . . . . . . . . . . . . | 150 | 167 |
| | | 4,278 |
| **Oil & Gas Refining & Marketing – 0.2%** | | |
| HollyFrontier Corp., | | |
| 5.875%, 4–1–26 . . . . . . . . . . . . . | 150 | 168 |
| Valero Energy Corp., | | |
| 3.400%, 9–15–26 . . . . . . . . . . . . | 150 | 154 |
| | | 322 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Oil & Gas Storage & Transportation – 1.2%** | | |
| Kinder Morgan, Inc.: | | |
| 4.300%, 6–1–25 . . . . . . . . . . . . . | $253 | $ 273 |
| 5.550%, 6–1–45 . . . . . . . . . . . . . | 200 | 236 |
| 5.200%, 3–1–48 . . . . . . . . . . . . . | 150 | 173 |
| MPLX L.P.: | | |
| 4.000%, 3–15–28 . . . . . . . . . . . . | 180 | 188 |
| 4.500%, 4–15–38 . . . . . . . . . . . . | 285 | 296 |
| 4.700%, 4–15–48 . . . . . . . . . . . . | 140 | 146 |
| 5.500%, 2–15–49 . . . . . . . . . . . . | 140 | 163 |
| Williams Co., Inc. (The), | | |
| 4.550%, 6–24–24 . . . . . . . . . . . . | 100 | 108 |
| Williams Partners L.P., | | |
| 3.750%, 6–15–27 . . . . . . . . . . . . | 110 | 114 |
| | | 1,697 |
| **Total Energy – 6.0%** | | 8,284 |
| **Financials** | | |
| **Consumer Finance – 3.1%** | | |
| American Express Co.: | | |
| 2.750%, 5–20–22 . . . . . . . . . . . . | 293 | 297 |
| 2.500%, 8–1–22 . . . . . . . . . . . . . | 150 | 151 |
| 3.400%, 2–27–23 . . . . . . . . . . . . | 250 | 260 |
| 3.125%, 5–20–26 . . . . . . . . . . . . | 346 | 360 |
| American Express Credit Corp.: | | |
| 3.700%, 11–5–21 . . . . . . . . . . . . | 150 | 155 |
| 2.700%, 3–3–22 . . . . . . . . . . . . . | 200 | 203 |
| 3.300%, 5–3–27 . . . . . . . . . . . . . | 204 | 218 |
| Capital One Financial Corp.: | | |
| 4.200%, 10–29–25 . . . . . . . . . . . . | 200 | 213 |
| 3.750%, 7–28–26 . . . . . . . . . . . . | 643 | 669 |
| General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.): | | |
| 3.200%, 7–6–21 . . . . . . . . . . . . . | 330 | 333 |
| 4.200%, 11–6–21 . . . . . . . . . . . . | 175 | 181 |
| 3.150%, 6–30–22 . . . . . . . . . . . . | 300 | 304 |
| 5.100%, 1–17–24 . . . . . . . . . . . . | 325 | 349 |
| 3.950%, 4–13–24 . . . . . . . . . . . . | 150 | 154 |
| 4.350%, 1–17–27 . . . . . . . . . . . . | 160 | 165 |
| Synchrony Financial: | | |
| 4.250%, 8–15–24 . . . . . . . . . . . . | 115 | 121 |
| 3.950%, 12–1–27 . . . . . . . . . . . . | 150 | 154 |
| | | 4,287 |
| **Diversified Banks – 8.2%** | | |
| Bank of America Corp.: | | |
| 2.503%, 10–21–22 . . . . . . . . . . . . | 100 | 101 |
| 3.300%, 1–11–23 . . . . . . . . . . . . | 110 | 114 |
| 4.125%, 1–22–24 . . . . . . . . . . . . | 130 | 140 |
| 4.200%, 8–26–24 . . . . . . . . . . . . | 402 | 431 |
| 3.950%, 4–21–25 . . . . . . . . . . . . | 105 | 111 |
| 4.450%, 3–3–26 . . . . . . . . . . . . . | 150 | 163 |
| 3.500%, 4–19–26 . . . . . . . . . . . . | 325 | 346 |
| 4.250%, 10–22–26 . . . . . . . . . . . . | 251 | 272 |
| 3.248%, 10–21–27 . . . . . . . . . . . . | 705 | 733 |
| 4.183%, 11–25–27 . . . . . . . . . . . . | 805 | 866 |
| Bank of New York Mellon Corp. (The), | | |
| 2.200%, 8–16–23 . . . . . . . . . . . . | 400 | 402 |
| BB&T Corp.: | | |
| 3.050%, 6–20–22 . . . . . . . . . . . . | 150 | 153 |
| 3.750%, 12–6–23 . . . . . . . . . . . . | 150 | 159 |

### CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Diversified Banks (Continued)** | | |
| Citibank N.A.: | | |
| 3.400%, 7–23–21 | $400 | $ 409 |
| 3.650%, 1–23–24 | 300 | 318 |
| Huntington National Bank, | | |
| 3.550%, 10–6–23 | 250 | 262 |
| U.S. Bancorp: | | |
| 3.150%, 4–27–27 | 390 | 413 |
| 3.000%, 7–30–29 | 178 | 184 |
| U.S. Bank N.A., | | |
| 2.800%, 1–27–25 | 250 | 258 |
| Wells Fargo & Co.: | | |
| 2.550%, 12–7–20 | 205 | 206 |
| 2.500%, 3–4–21 | 260 | 261 |
| 4.600%, 4–1–21 | 130 | 135 |
| 2.100%, 7–26–21 | 150 | 150 |
| 3.500%, 3–8–22 | 211 | 218 |
| 2.625%, 7–22–22 | 400 | 404 |
| 3.069%, 1–24–23 | 302 | 308 |
| 3.450%, 2–13–23 | 105 | 108 |
| 3.750%, 1–24–24 | 300 | 318 |
| 3.000%, 2–19–25 | 110 | 113 |
| 3.000%, 4–22–26 | 150 | 154 |
| 4.100%, 6–3–26 | 150 | 161 |
| 3.000%, 10–23–26 | 310 | 318 |
| 4.300%, 7–22–27 | 220 | 241 |
| 4.150%, 1–24–29 | 300 | 332 |
| 5.606%, 1–15–44 | 178 | 230 |
| 3.900%, 5–1–45 | 208 | 235 |
| 4.400%, 6–14–46 | 255 | 286 |
| 4.750%, 12–7–46 | 375 | 444 |
| Wells Fargo Bank N.A.: | | |
| 2.600%, 1–15–21 | 250 | 252 |
| 3.625%, 10–22–21 | 250 | 257 |
| 3.550%, 8–14–23 | 250 | 263 |
| | | 11,229 |
| **Financial Exchanges & Data – 0.1%** | | |
| Intercontinental Exchange, Inc., | | |
| 4.250%, 9–21–48 | 150 | 179 |
| **Insurance Brokers – 0.2%** | | |
| Marsh & McLennan Cos., Inc.: | | |
| 3.875%, 3–15–24 | 100 | 106 |
| 4.375%, 3–15–29 | 150 | 170 |
| | | 276 |
| **Investment Banking & Brokerage – 6.7%** | | |
| Goldman Sachs Group, Inc. (The): | | |
| 2.625%, 4–25–21 | 150 | 151 |
| 5.250%, 7–27–21 | 100 | 105 |
| 2.350%, 11–15–21 | 200 | 200 |
| 5.750%, 1–24–22 | 350 | 377 |
| 3.000%, 4–26–22 | 500 | 506 |
| 3.625%, 1–22–23 | 300 | 312 |
| 3.200%, 2–23–23 | 340 | 349 |
| 4.000%, 3–3–24 | 200 | 213 |
| 3.850%, 7–8–24 | 200 | 212 |
| 3.500%, 1–23–25 | 300 | 313 |
| 4.250%, 10–21–25 | 350 | 375 |
| 3.500%, 11–16–26 | 150 | 156 |
| 3.850%, 1–26–27 | 365 | 387 |

### CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Investment Banking & Brokerage (Continued)** | | |
| 6.750%, 10–1–37 | $300 | $ 405 |
| 4.800%, 7–8–44 | 100 | 120 |
| 5.150%, 5–22–45 | 200 | 238 |
| 4.750%, 10–21–45 | 211 | 254 |
| Morgan Stanley: | | |
| 2.500%, 4–21–21 | 150 | 151 |
| 5.500%, 7–28–21 | 326 | 346 |
| 2.625%, 11–17–21 | 270 | 272 |
| 2.750%, 5–19–22 | 245 | 248 |
| 3.125%, 1–23–23 | 200 | 205 |
| 3.750%, 2–25–23 | 290 | 303 |
| 4.100%, 5–22–23 | 264 | 278 |
| 3.875%, 4–29–24 | 200 | 213 |
| 3.700%, 10–23–24 | 330 | 350 |
| 4.000%, 7–23–25 | 500 | 539 |
| 3.875%, 1–27–26 | 203 | 218 |
| 4.350%, 9–8–26 | 482 | 523 |
| 3.950%, 4–23–27 | 190 | 201 |
| 4.375%, 1–22–47 | 550 | 647 |
| | | 9,167 |
| **Life & Health Insurance – 0.4%** | | |
| MetLife, Inc., | | |
| 4.600%, 5–13–46 | 150 | 181 |
| Prudential Financial, Inc.: | | |
| 3.935%, 12–7–49 | 150 | 162 |
| 4.350%, 2–25–50 | 150 | 172 |
| | | 515 |
| **Multi-Line Insurance – 0.6%** | | |
| American International Group, Inc.: | | |
| 3.900%, 4–1–26 | 280 | 298 |
| 4.500%, 7–16–44 | 340 | 378 |
| 4.750%, 4–1–48 | 100 | 117 |
| | | 793 |
| **Other Diversified Financial Services – 5.9%** | | |
| Citigroup, Inc.: | | |
| 2.650%, 10–26–20 | 255 | 257 |
| 2.700%, 3–30–21 | 100 | 101 |
| 2.900%, 12–8–21 | 610 | 619 |
| 4.500%, 1–14–22 | 300 | 315 |
| 2.750%, 4–25–22 | 100 | 102 |
| 4.400%, 6–10–25 | 375 | 403 |
| 3.200%, 10–21–26 | 425 | 439 |
| 4.450%, 9–29–27 | 175 | 191 |
| 4.125%, 7–25–28 | 200 | 215 |
| 8.125%, 7–15–39 | 200 | 327 |
| 4.650%, 7–23–48 | 300 | 367 |
| Fidelity National Information Services, Inc., | | |
| 3.000%, 8–15–26 | 150 | 154 |
| Jefferies Group LLC and Jefferies Group Capital Finance, Inc., | | |
| 4.150%, 1–23–30 | 150 | 150 |
| JPMorgan Chase & Co.: | | |
| 4.250%, 10–15–20 | 185 | 189 |
| 2.550%, 10–29–20 | 150 | 151 |
| 2.550%, 3–1–21 | 200 | 201 |
| 2.295%, 8–15–21 | 350 | 351 |
| 4.350%, 8–15–21 | 150 | 156 |

### CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Other Diversified Financial Services (Continued)** | | |
| 4.500%, 1–24–22 | $150 | $ 158 |
| 3.250%, 9–23–22 | 300 | 310 |
| 2.972%, 1–15–23 | 510 | 519 |
| 3.200%, 1–25–23 | 290 | 299 |
| 2.700%, 5–18–23 | 230 | 234 |
| 3.875%, 9–10–24 | 300 | 320 |
| 2.950%, 10–1–26 | 405 | 416 |
| 4.125%, 12–15–26 | 140 | 153 |
| 3.625%, 12–1–27 | 530 | 559 |
| 6.400%, 5–15–38 | 150 | 213 |
| 4.950%, 6–1–45 | 215 | 267 |
| | | 8,136 |
| **Property & Casualty Insurance – 0.9%** | | |
| ACE INA Holdings, Inc. (GTD by ACE Ltd.), | | |
| 2.300%, 11–3–20 | 100 | 101 |
| Berkshire Hathaway Finance Corp. (GTD by Berkshire Hathaway, Inc.): | | |
| 4.200%, 8–15–48 | 100 | 117 |
| 4.250%, 1–15–49 | 150 | 178 |
| Berkshire Hathaway, Inc.: | | |
| 2.750%, 3–15–23 | 322 | 330 |
| 3.125%, 3–15–26 | 300 | 317 |
| Chubb INA Holdings, Inc. (GTD by Chubb Ltd.), | | |
| 4.350%, 11–3–45 | 150 | 184 |
| | | 1,227 |
| **Regional Banks – 0.7%** | | |
| PNC Bank N.A., | | |
| 2.500%, 1–22–21 | 250 | 252 |
| PNC Financial Services Group, Inc. (The): | | |
| 2.600%, 7–23–26 | 230 | 233 |
| 3.450%, 4–23–29 | 186 | 198 |
| Regions Financial Corp., | | |
| 3.800%, 8–14–23 | 150 | 158 |
| SunTrust Banks, Inc., | | |
| 2.800%, 5–17–22 | 150 | 153 |
| | | 994 |
| **Specialized Finance – 0.2%** | | |
| LYB International Finance B.V., | | |
| 4.875%, 3–15–44 | 200 | 219 |
| **Total Financials – 27.0%** | | 37,022 |
| **Health Care** | | |
| **Biotechnology – 1.8%** | | |
| Amgen, Inc.: | | |
| 2.650%, 5–11–22 | 100 | 101 |
| 4.400%, 5–1–45 | 340 | 383 |
| 4.563%, 6–15–48 | 150 | 172 |
| 4.663%, 6–15–51 | 300 | 349 |
| Biogen, Inc., | | |
| 5.200%, 9–15–45 | 150 | 178 |
| Gilead Sciences, Inc.: | | |
| 3.500%, 2–1–25 | 165 | 174 |
| 4.600%, 9–1–35 | 200 | 237 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Biotechnology (Continued) | | |
| 4.000%, 9–1–36 . . . . . . . . . . . . . . | $200 | $ 224 |
| 4.750%, 3–1–46 . . . . . . . . . . . . . . | 150 | 180 |
| 4.150%, 3–1–47 . . . . . . . . . . . . . . | 451 | 503 |
| | | 2,501 |
| **Health Care Equipment – 0.3%** | | |
| Boston Scientific Corp., | | |
| 4.000%, 3–1–28 . . . . . . . . . . . . . . | 150 | 164 |
| Zimmer Holdings, Inc., | | |
| 3.550%, 4–1–25 . . . . . . . . . . . . . . | 150 | 158 |
| | | 322 |
| **Health Care Services – 0.7%** | | |
| Cardinal Health, Inc.: | | |
| 2.616%, 6–15–22 . . . . . . . . . . . . . . | 120 | 120 |
| 3.410%, 6–15–27 . . . . . . . . . . . . . . | 153 | 152 |
| Cigna Corp.: | | |
| 3.750%, 7–15–23 . . . . . . . . . . . . . . | 200 | 209 |
| 4.800%, 8–15–38 . . . . . . . . . . . . . . | 200 | 225 |
| 3.875%, 10–15–47 . . . . . . . . . . . . . . | 105 | 103 |
| 4.900%, 12–15–48 . . . . . . . . . . . . . . | 150 | 172 |
| | | 981 |
| **Health Care Supplies – 2.1%** | | |
| Abbott Laboratories: | | |
| 2.900%, 11–30–21 . . . . . . . . . . . . . . | 380 | 387 |
| 3.750%, 11–30–26 . . . . . . . . . . . . . . | 88 | 96 |
| 4.900%, 11–30–46 . . . . . . . . . . . . . . | 490 | 632 |
| Express Scripts Holding Co.: | | |
| 3.000%, 7–15–23 . . . . . . . . . . . . . . | 150 | 153 |
| 4.500%, 2–25–26 . . . . . . . . . . . . . . | 200 | 218 |
| 3.400%, 3–1–27 . . . . . . . . . . . . . . | 200 | 207 |
| 4.800%, 7–15–46 . . . . . . . . . . . . . . | 300 | 336 |
| Medtronic, Inc. (GTD by Medtronic Global Holdings SCA and Medtronic plc): | | |
| 3.150%, 3–15–22 . . . . . . . . . . . . . . | 150 | 155 |
| 3.500%, 3–15–25 . . . . . . . . . . . . . . | 130 | 139 |
| 4.375%, 3–15–35 . . . . . . . . . . . . . . | 250 | 301 |
| 4.625%, 3–15–45 . . . . . . . . . . . . . . | 225 | 289 |
| | | 2,913 |
| **Managed Health Care – 1.7%** | | |
| Aetna, Inc.: | | |
| 2.800%, 6–15–23 . . . . . . . . . . . . . . | 253 | 256 |
| 3.875%, 8–15–47 . . . . . . . . . . . . . . | 200 | 195 |
| Anthem, Inc.: | | |
| 3.650%, 12–1–27 . . . . . . . . . . . . . . | 340 | 358 |
| 4.101%, 3–1–28 . . . . . . . . . . . . . . | 100 | 108 |
| 3.700%, 9–15–49 . . . . . . . . . . . . . . | 150 | 146 |
| UnitedHealth Group, Inc.: | | |
| 3.500%, 2–15–24 . . . . . . . . . . . . . . | 175 | 184 |
| 3.750%, 7–15–25 . . . . . . . . . . . . . . | 200 | 215 |
| 2.875%, 8–15–29 . . . . . . . . . . . . . . | 200 | 204 |
| 3.500%, 8–15–39 . . . . . . . . . . . . . . | 200 | 208 |
| 4.750%, 7–15–45 . . . . . . . . . . . . . . | 100 | 122 |
| 3.700%, 8–15–49 . . . . . . . . . . . . . . | 350 | 371 |
| | | 2,367 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Pharmaceuticals – 6.1%** | | |
| AbbVie, Inc.: | | |
| 2.300%, 5–14–21 . . . . . . . . . . . . . . | $659 | $ 660 |
| 2.900%, 11–6–22 . . . . . . . . . . . . . . | 465 | 474 |
| 3.600%, 5–14–25 . . . . . . . . . . . . . . | 300 | 312 |
| 4.500%, 5–14–35 . . . . . . . . . . . . . . | 150 | 162 |
| 4.450%, 5–14–46 . . . . . . . . . . . . . . | 282 | 292 |
| 4.875%, 11–14–48 . . . . . . . . . . . . . . | 175 | 193 |
| Allergan Finance LLC, | | |
| 3.250%, 10–1–22 . . . . . . . . . . . . . . | 150 | 153 |
| Allergan Funding SCS (GTD by Warner Chilcott Ltd., Allergan Capital S.a.r.l. and Allergan Finance LLC): | | |
| 3.450%, 3–15–22 . . . . . . . . . . . . . . | 175 | 179 |
| 3.800%, 3–15–25 . . . . . . . . . . . . . . | 100 | 105 |
| 4.550%, 3–15–35 . . . . . . . . . . . . . . | 175 | 186 |
| 4.850%, 6–15–44 . . . . . . . . . . . . . . | 190 | 203 |
| Celgene Corp.: | | |
| 3.900%, 2–20–28 . . . . . . . . . . . . . . | 150 | 165 |
| 4.550%, 2–20–48 . . . . . . . . . . . . . . | 240 | 286 |
| Eli Lilly and Co.: | | |
| 3.950%, 5–15–47 . . . . . . . . . . . . . . | 150 | 173 |
| 3.950%, 3–15–49 . . . . . . . . . . . . . . | 300 | 347 |
| 4.150%, 3–15–59 . . . . . . . . . . . . . . | 150 | 177 |
| Johnson & Johnson: | | |
| 2.900%, 1–15–28 . . . . . . . . . . . . . . | 150 | 158 |
| 3.625%, 3–3–37 . . . . . . . . . . . . . . | 200 | 223 |
| 3.700%, 3–1–46 . . . . . . . . . . . . . . | 150 | 169 |
| 3.500%, 1–15–48 . . . . . . . . . . . . . . | 150 | 165 |
| Merck & Co., Inc.: | | |
| 2.350%, 2–10–22 . . . . . . . . . . . . . . | 150 | 152 |
| 2.800%, 5–18–23 . . . . . . . . . . . . . . | 270 | 278 |
| 2.900%, 3–7–24 . . . . . . . . . . . . . . | 120 | 125 |
| 2.750%, 2–10–25 . . . . . . . . . . . . . . | 295 | 305 |
| 3.900%, 3–7–39 . . . . . . . . . . . . . . | 224 | 261 |
| Mylan N.V.: | | |
| 3.950%, 6–15–26 . . . . . . . . . . . . . . | 260 | 269 |
| 5.250%, 6–15–46 . . . . . . . . . . . . . . | 150 | 159 |
| Mylan, Inc. (GTD by Mylan N.V.), | | |
| 4.550%, 4–15–28 . . . . . . . . . . . . . . | 150 | 160 |
| Pfizer, Inc.: | | |
| 1.950%, 6–3–21 . . . . . . . . . . . . . . | 330 | 331 |
| 3.000%, 9–15–21 . . . . . . . . . . . . . . | 300 | 306 |
| 3.450%, 3–15–29 . . . . . . . . . . . . . . | 100 | 109 |
| 7.200%, 3–15–39 . . . . . . . . . . . . . . | 200 | 314 |
| 4.125%, 12–15–46 . . . . . . . . . . . . . . | 250 | 290 |
| Walgreens Boots Alliance, Inc., | | |
| 3.450%, 6–1–26 . . . . . . . . . . . . . . | 450 | 465 |
| | | 8,306 |
| **Total Health Care – 12.7%** | | 17,390 |
| **Industrials** | | |
| **Aerospace & Defense – 2.6%** | | |
| Boeing Co. (The): | | |
| 3.600%, 5–1–34 . . . . . . . . . . . . . . | 150 | 163 |
| 3.250%, 2–1–35 . . . . . . . . . . . . . . | 175 | 182 |
| 3.900%, 5–1–49 . . . . . . . . . . . . . . | 150 | 166 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| **Aerospace & Defense** (Continued) | | |
| General Dynamics Corp., | | |
| 3.000%, 5–11–21 . . . . . . . . . . . . . . | $300 | $ 305 |
| Lockheed Martin Corp.: | | |
| 2.500%, 11–23–20 . . . . . . . . . . . . . . | 100 | 100 |
| 3.550%, 1–15–26 . . . . . . . . . . . . . . | 230 | 247 |
| 4.070%, 12–15–42 . . . . . . . . . . . . . . | 170 | 196 |
| 4.090%, 9–15–52 . . . . . . . . . . . . . . | 182 | 215 |
| Northrop Grumman Corp.: | | |
| 2.930%, 1–15–25 . . . . . . . . . . . . . . | 175 | 181 |
| 4.030%, 10–15–47 . . . . . . . . . . . . . . | 180 | 204 |
| Rockwell Collins, Inc., | | |
| 3.500%, 3–15–27 . . . . . . . . . . . . . . | 200 | 213 |
| United Technologies Corp.: | | |
| 3.650%, 8–16–23 . . . . . . . . . . . . . . | 150 | 159 |
| 3.950%, 8–16–25 . . . . . . . . . . . . . . | 460 | 504 |
| 4.500%, 6–1–42 . . . . . . . . . . . . . . | 301 | 361 |
| 4.625%, 11–16–48 . . . . . . . . . . . . . . | 355 | 444 |
| | | 3,640 |
| **Agricultural & Farm Machinery – 0.1%** | | |
| Deere & Co., | | |
| 3.900%, 6–9–42 . . . . . . . . . . . . . . | 150 | 173 |
| **Air Freight & Logistics – 0.5%** | | |
| FedEx Corp.: | | |
| 4.550%, 4–1–46 . . . . . . . . . . . . . . | 250 | 262 |
| 4.950%, 10–17–48 . . . . . . . . . . . . . . | 100 | 111 |
| United Parcel Service, Inc.: | | |
| 3.750%, 11–15–47 . . . . . . . . . . . . . . | 100 | 108 |
| 4.250%, 3–15–49 . . . . . . . . . . . . . . | 150 | 175 |
| | | 656 |
| **Construction Machinery & Heavy Trucks – 0.2%** | | |
| Caterpillar Financial Services Corp., | | |
| 2.950%, 2–26–22 . . . . . . . . . . . . . . | 259 | 265 |
| **Environmental & Facilities Services – 0.4%** | | |
| Waste Management, Inc. (GTD by Waste Management Holdings, Inc.): | | |
| 2.950%, 6–15–24 . . . . . . . . . . . . . . | 292 | 302 |
| 3.450%, 6–15–29 . . . . . . . . . . . . . . | 176 | 190 |
| | | 492 |
| **Industrial Conglomerates – 2.5%** | | |
| 3M Co., | | |
| 4.000%, 9–14–48 . . . . . . . . . . . . . . | 142 | 160 |
| GE Capital International Funding Co.: | | |
| 3.373%, 11–15–25 . . . . . . . . . . . . . . | 200 | 204 |
| 4.418%, 11–15–35 . . . . . . . . . . . . . . | 600 | 629 |
| General Electric Capital Corp.: | | |
| 2.342%, 11–15–20 . . . . . . . . . . . . . . | 400 | 399 |
| 4.625%, 1–7–21 . . . . . . . . . . . . . . | 150 | 154 |
| 5.300%, 2–11–21 . . . . . . . . . . . . . . | 125 | 129 |
| 6.750%, 3–15–32 . . . . . . . . . . . . . . | 100 | 126 |
| 5.875%, 1–14–38 . . . . . . . . . . . . . . | 560 | 672 |
| General Electric Co.: | | |
| 2.700%, 10–9–22 . . . . . . . . . . . . . . | 405 | 406 |
| 6.875%, 1–10–39 (A) . . . . . . . . . . . | 142 | 188 |
| Honeywell International, Inc., | | |
| 1.850%, 11–1–21 . . . . . . . . . . . . . . | 150 | 150 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Industrial Conglomerates** (Continued) | | |
| Ingersoll-Rand Luxembourg Finance S.A., | | |
| 3.800%, 3–21–29 . . . . . . . . . . . . . | $ 180 | $ 192 |
| | | 3,409 |
| **Industrial Machinery – 0.1%** | | |
| Parker Hannifin Corp., | | |
| 4.000%, 6–14–49 . . . . . . . . . . . . . | 135 | 149 |
| **Railroads – 0.4%** | | |
| CSX Corp., | | |
| 4.300%, 3–1–48 . . . . . . . . . . . . . | 225 | 253 |
| Union Pacific Corp., | | |
| 4.500%, 9–10–48 . . . . . . . . . . . . . | 250 | 297 |
| | | 550 |
| **Total Industrials – 6.8%** | | 9,334 |

### Information Technology

| | Principal | Value |
|---|---|---|
| **Communications Equipment – 0.8%** | | |
| Cisco Systems, Inc.: | | |
| 2.200%, 2–28–21 . . . . . . . . . . . . . | 330 | 332 |
| 1.850%, 9–20–21 . . . . . . . . . . . . . | 150 | 150 |
| 2.500%, 9–20–26 . . . . . . . . . . . | 300 | 309 |
| 5.900%, 2–15–39 . . . . . . . . . . . . . | 100 | 142 |
| 5.500%, 1–15–40 . . . . . . . . . . . . . | 150 | 207 |
| | | 1,140 |
| **Data Processing & Outsourced Services – 1.9%** | | |
| Fiserv, Inc.: | | |
| 2.750%, 7–1–24 . . . . . . . . . . . . . | 300 | 305 |
| 3.200%, 7–1–26 . . . . . . . . . . . . . | 350 | 363 |
| 4.200%, 10–1–28 (B) . . . . . . . . . . . | 100 | 110 |
| Global Payments, Inc., | | |
| 3.200%, 8–15–29 . . . . . . . . . . . . . | 200 | 203 |
| MasterCard, Inc., | | |
| 3.650%, 6–1–49 . . . . . . . . . . . . . | 253 | 287 |
| Visa, Inc.: | | |
| 2.200%, 12–14–20 . . . . . . . . . . . | 450 | 452 |
| 2.800%, 12–14–22 . . . . . . . . . . . | 100 | 103 |
| 3.150%, 12–14–25 . . . . . . . . . . . . | 150 | 160 |
| 4.150%, 12–14–35 . . . . . . . . . . . . | 220 | 265 |
| 4.300%, 12–14–45 . . . . . . . . . . . . | 313 | 388 |
| | | 2,636 |
| **Electronic Components – 0.2%** | | |
| Corning, Inc., | | |
| 4.375%, 11–15–57 . . . . . . . . . . . . | 200 | 206 |
| **IT Consulting & Other Services – 1.1%** | | |
| IBM Credit LLC, | | |
| 2.650%, 2–5–21 . . . . . . . . . . . . . | 300 | 303 |
| International Business Machines Corp.: | | |
| 2.500%, 1–27–22 . . . . . . . . . . . . . | 300 | 303 |
| 2.850%, 5–13–22 . . . . . . . . . . . . . | 200 | 205 |
| 3.000%, 5–15–24 . . . . . . . . . . . . . | 118 | 122 |
| 3.300%, 5–15–26 . . . . . . . . . . . . . | 150 | 158 |
| 3.500%, 5–15–29 . . . . . . . . . . . . . | 419 | 450 |
| | | 1,541 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Semiconductor Equipment – 0.3%** | | |
| Applied Materials, Inc., | | |
| 4.350%, 4–1–47 . . . . . . . . . . . . . | $100 | $ 122 |
| Lam Research Corp.: | | |
| 3.750%, 3–15–26 . . . . . . . . . . . . | 100 | 107 |
| 4.000%, 3–15–29 . . . . . . . . . . . . | 150 | 165 |
| | | 394 |
| **Semiconductors – 2.4%** | | |
| Broadcom Corp. and Broadcom Cayman Finance Ltd. (GTD by Broadcom Ltd.): | | |
| 3.000%, 1–15–22 . . . . . . . . . . . . . | 500 | 505 |
| 2.650%, 1–15–23 . . . . . . . . . . . . . | 150 | 150 |
| 3.625%, 1–15–24 . . . . . . . . . . . . . | 150 | 153 |
| 3.875%, 1–15–27 . . . . . . . . . . . . . | 200 | 201 |
| Intel Corp.: | | |
| 3.300%, 10–1–21 . . . . . . . . . . . . . | 150 | 154 |
| 2.600%, 5–19–26 . . . . . . . . . . . . . | 360 | 370 |
| 3.734%, 12–8–47 . . . . . . . . . . . . . | 100 | 112 |
| QUALCOMM, Inc.: | | |
| 2.600%, 1–30–23 . . . . . . . . . . . . . | 330 | 335 |
| 3.250%, 5–20–27 . . . . . . . . . . . . . | 210 | 220 |
| 4.800%, 5–20–45 . . . . . . . . . . . . . | 350 | 418 |
| 4.300%, 5–20–47 . . . . . . . . . . . . . | 260 | 291 |
| Texas Instruments, Inc., | | |
| 4.150%, 5–15–48 . . . . . . . . . . . . . | 250 | 307 |
| | | 3,216 |
| **Systems Software – 5.5%** | | |
| Microsoft Corp.: | | |
| 2.000%, 8–8–23 . . . . . . . . . . . . . | 150 | 151 |
| 2.875%, 2–6–24 . . . . . . . . . . . . . | 350 | 365 |
| 3.125%, 11–3–25 . . . . . . . . . . . . . | 585 | 622 |
| 2.400%, 8–8–26 . . . . . . . . . . . . . | 280 | 286 |
| 3.300%, 2–6–27 . . . . . . . . . . . . . | 250 | 269 |
| 4.100%, 2–6–37 . . . . . . . . . . . . . | 450 | 534 |
| 3.750%, 2–12–45 . . . . . . . . . . . . . | 250 | 287 |
| 3.700%, 8–8–46 . . . . . . . . . . . . . | 420 | 481 |
| 4.250%, 2–6–47 . . . . . . . . . . . . . | 190 | 236 |
| 3.950%, 8–8–56 . . . . . . . . . . . . . | 300 | 355 |
| 4.500%, 2–6–57 . . . . . . . . . . . . . | 300 | 391 |
| Oracle Corp.: | | |
| 1.900%, 9–15–21 . . . . . . . . . . . . . | 175 | 175 |
| 2.500%, 5–15–22 . . . . . . . . . . . . . | 300 | 304 |
| 2.500%, 10–15–22 . . . . . . . . . . . . | 350 | 355 |
| 2.625%, 2–15–23 . . . . . . . . . . . . . | 150 | 153 |
| 2.400%, 9–15–23 . . . . . . . . . . . . . | 642 | 651 |
| 3.400%, 7–8–24 . . . . . . . . . . . . . | 154 | 162 |
| 2.950%, 11–15–24 . . . . . . . . . . . . | 150 | 156 |
| 2.950%, 5–15–25 . . . . . . . . . . . . . | 100 | 104 |
| 2.650%, 7–15–26 . . . . . . . . . . . . . | 530 | 541 |
| 3.250%, 11–15–27 . . . . . . . . . . . . | 280 | 297 |
| 3.800%, 11–15–37 . . . . . . . . . . . . | 250 | 274 |
| 4.000%, 7–15–46 . . . . . . . . . . . . . | 130 | 145 |
| 4.000%, 11–15–47 . . . . . . . . . . . . | 250 | 281 |
| | | 7,575 |
| **Technology Hardware, Storage & Peripherals – 4.4%** | | |
| Apple, Inc.: | | |
| 2.250%, 2–23–21 . . . . . . . . . . . . . | 400 | 402 |
| 2.850%, 5–6–21 . . . . . . . . . . . . . | 222 | 226 |

## CORPORATE DEBT SECURITIES (Continued)

| | Principal | Value |
|---|---|---|
| **Technology Hardware, Storage & Peripherals** (Continued) | | |
| 2.850%, 2–23–23 . . . . . . . . . . . . . | $ 150 | $ 154 |
| 2.400%, 5–3–23 . . . . . . . . . . . . . | 400 | 406 |
| 3.000%, 2–9–24 . . . . . . . . . . . . . | 360 | 375 |
| 3.450%, 5–6–24 . . . . . . . . . . . . . | 150 | 160 |
| 2.850%, 5–11–24 . . . . . . . . . . . . . | 300 | 311 |
| 2.500%, 2–9–25 . . . . . . . . . . . . . | 200 | 205 |
| 3.200%, 5–13–25 . . . . . . . . . . . . . | 230 | 244 |
| 3.250%, 2–23–26 . . . . . . . . . . . . . | 150 | 159 |
| 3.350%, 2–9–27 . . . . . . . . . . . . . | 348 | 372 |
| 3.200%, 5–11–27 . . . . . . . . . . . . . | 200 | 212 |
| 2.900%, 9–12–27 . . . . . . . . . . . . . | 200 | 208 |
| 3.000%, 11–13–27 . . . . . . . . . . . . | 150 | 158 |
| 4.500%, 2–23–36 . . . . . . . . . . . . . | 200 | 244 |
| 3.850%, 5–4–43 . . . . . . . . . . . . . | 150 | 168 |
| 3.450%, 2–9–45 . . . . . . . . . . . . . | 350 | 372 |
| 4.650%, 2–23–46 . . . . . . . . . . . . . | 470 | 592 |
| 3.750%, 11–13–47 . . . . . . . . . . . . | 300 | 336 |
| Hewlett Packard Enterprise Co.: | | |
| 3.600%, 10–15–20 (B) . . . . . . . . . | 150 | 152 |
| 4.900%, 10–15–25 (B) . . . . . . . . . | 150 | 167 |
| 6.350%, 10–15–45 (B) . . . . . . . . . | 250 | 292 |
| HP, Inc., | | |
| 6.000%, 9–15–41 . . . . . . . . . . . . . | 150 | 172 |
| | | 6,087 |
| **Total Information Technology – 16.6%** | | 22,795 |

### Materials

| | Principal | Value |
|---|---|---|
| **Diversified Chemicals – 0.7%** | | |
| DowDuPont, Inc.: | | |
| 4.205%, 11–15–23 . . . . . . . . . . . . | 400 | 429 |
| 4.493%, 11–15–25 . . . . . . . . . . . . | 250 | 276 |
| 5.419%, 11–15–48 . . . . . . . . . . . . | 110 | 140 |
| Eastman Chemical Co., | | |
| 4.650%, 10–15–44 . . . . . . . . . . . | 150 | 163 |
| | | 1,008 |
| **Paper Packaging – 0.1%** | | |
| International Paper Co., | | |
| 3.000%, 2–15–27 . . . . . . . . . . . . . | 200 | 204 |
| **Specialty Chemicals – 0.5%** | | |
| LYB International Finance II B.V., | | |
| 3.500%, 3–2–27 . . . . . . . . . . . . . | 100 | 103 |
| Sherwin-Williams Co. (The): | | |
| 2.750%, 6–1–22 . . . . . . . . . . . . . | 100 | 102 |
| 3.450%, 6–1–27 . . . . . . . . . . . . . | 200 | 209 |
| 4.500%, 6–1–47 . . . . . . . . . . . . . | 182 | 204 |
| | | 618 |
| **Total Materials – 1.3%** | | 1,830 |

### Real Estate

| | Principal | Value |
|---|---|---|
| **Office REITs – 0.1%** | | |
| Boston Properties L.P., | | |
| 4.500%, 12–1–28 . . . . . . . . . . . | 150 | 171 |

SEPTEMBER 30, 2019

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Specialized REITs – 0.3% | | |
| American Tower Corp.: | | |
| 3.375%, 10–15–26 . . . . . . . . . . . . . . | $ 120 | $ 125 |
| 3.800%, 8–15–29 . . . . . . . . . . . . . . | 200 | 213 |
| | | 338 |
| Total Real Estate – 0.4% | | 509 |
| Utilities | | |
| Electric Utilities – 1.0% | | |
| Duke Energy Corp.: | | |
| 2.650%, 9–1–26 . . . . . . . . . . . . . . | 100 | 100 |
| 3.750%, 9–1–46 . . . . . . . . . . . . . . | 150 | 155 |
| FirstEnergy Corp., | | |
| 3.900%, 7–15–27 . . . . . . . . . . . . . . | 200 | 213 |
| Florida Power & Light Co., | | |
| 3.150%, 10–1–49 . . . . . . . . . . . . . . | 200 | 203 |
| Georgia Power Co., | | |
| 4.300%, 3–15–42 . . . . . . . . . . . . . . | 200 | 220 |
| MidAmerican Energy Co., | | |
| 4.250%, 7–15–49 . . . . . . . . . . . . . | 100 | 120 |

| CORPORATE DEBT SECURITIES (Continued) | Principal | Value |
|---|---|---|
| Electric Utilities (Continued) | | |
| Southern Co. (The): | | |
| 2.950%, 7–1–23 . . . . . . . . . . . . | $300 | $ 306 |
| 4.400%, 7–1–46 . . . . . . . . . . . . | 100 | 112 |
| | | 1,429 |
| Multi-Utilities – 0.6% | | |
| Berkshire Hathaway Energy Co.: | | |
| 6.125%, 4–1–36 . . . . . . . . . . . . . | 160 | 222 |
| 4.450%, 1–15–49 . . . . . . . . . . . | 200 | 239 |
| NiSource Finance Corp. (GTD by NiSource, Inc.), | | |
| 3.490%, 5–15–27 . . . . . . . . . . | 150 | 157 |
| Sempra Energy, | | |
| 3.400%, 2–1–28 . . . . . . . . . . . . | 150 | 155 |
| | | 773 |
| Total Utilities – 1.6% | | 2,202 |
| TOTAL CORPORATE DEBT SECURITIES – 98.0% | | $134,365 |

(Cost: $126,937)

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| Master Note – 1.2% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), | | |
| 2.170%, 10–7–19 (C) . . . . . . . . . . | $1,605 | $ 1,605 |
| Money Market Funds – 0.0% | | |
| Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, | | |
| 1.900%, (D)(E) . . . . . . . . . . . . . . | 34 | 34 |
| TOTAL SHORT-TERM SECURITIES – 1.2% | | $ 1,639 |
| (Cost: $1,639) | | |
| TOTAL INVESTMENT SECURITIES – 99.2% | | $136,004 |
| (Cost: $128,576) | | |
| CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.8% | | 1,084 |
| NET ASSETS – 100.0% | | $137,088 |

## Notes to Schedule of Investments

(A) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2019 the total value of these securities amounted to $188 or 0.1% of net assets.

(B) Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at September 30, 2019.

(C) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(D) Investment made with cash collateral received from securities on loan. At September 30, 2019, $34 of securities on loan were sold and unsettled. The unsettled amount is reflected on the Statement of Assets and Liablilities within the line item entitled Investment securities sold receivable.

(E) Rate shown is the annualized 7-day yield at September 30, 2019.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Corporate Debt Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ — | $134,365 | $ — |
| Short-Term Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 34 | 1,605 | — |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $34 | $135,970 | $ — |

The following acronyms are used throughout this schedule:

GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

# IVY PROSHARES S&P 500 DIVIDEND ARISTOCRATS INDEX FUND

ALL DATA IS AS OF SEPTEMBER 30, 2019 (UNAUDITED)

## Asset Allocation

| | |
|---|---|
| Stocks | 99.8% |
| Consumer Staples | 23.5% |
| Industrials | 22.1% |
| Financials | 11.9% |
| Consumer Discretionary | 10.9% |
| Health Care | 10.6% |
| Materials | 10.2% |
| Energy | 3.2% |
| Communication Services | 2.0% |
| Utilities | 1.9% |
| Real Estate | 1.8% |
| Information Technology | 1.7% |
| Liabilities (Net of Cash and Other Assets), and Cash Equivalents+ | 0.2% |

## Top 10 Equity Holdings

| Company | Sector | Industry |
|---|---|---|
| Target Corp. | Consumer Discretionary | General Merchandise Stores |
| AT&T, Inc. | Communication Services | Integrated Telecommunication Services |
| Brown-Forman Corp., Class B | Consumer Staples | Distillers & Vintners |
| Sysco Corp. | Consumer Staples | Food Distributors |
| AbbVie, Inc. | Health Care | Pharmaceuticals |
| Procter & Gamble Co. (The) | Consumer Staples | Household Products |
| Sherwin-Williams Co. (The) | Materials | Specialty Chemicals |
| Consolidated Edison, Inc. | Utilities | Multi-Utilities |
| Cincinnati Financial Corp. | Financials | Property & Casualty Insurance |
| Hormel Foods Corp. | Consumer Staples | Packaged Foods & Meats |

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

# COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

## IVY PROSHARES S&P 500 DIVIDEND ARISTOCRATS INDEX FUND



| | |
|---|---|
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class A Shares[1] ........ | $12,922 |
| S&P 500 Dividend Aristocrats Index ...................................... | $13,534 |

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A[3] | Class E | Class I | Class N | Class R |
|---|---|---|---|---|---|
| 1-year period ended 9-30-19 | 6.28% | 6.38% | 9.39% | 9.40% | 8.50% |
| 5-year period ended 9-30-19 | — | — | — | — | — |
| 10-year period ended 9-30-19 | — | — | — | — | — |
| Since Inception of Class through 9-30-19[4] | 11.05% | 11.09% | 12.52% | 12.52% | 11.64% |

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E Shares carry a maximum front-end sales load of 2.50%. Class I, Class N and Class R shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)4-20-17 for Class A shares, 4-20-17 for Class E shares, 4-20-17 for Class I shares, 4-20-17 for Class N shares and 4-20-17 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

# SCHEDULE OF INVESTMENTS

## IVY PROSHARES S&P 500 DIVIDEND ARISTOCRATS INDEX FUND *(in thousands)*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Communication Services** | | |
| Integrated Telecommunication Services – 2.0% | | |
| AT&T, Inc. | 204 | $ 7,725 |
| **Total Communication Services – 2.0%** | | **7,725** |
| **Consumer Discretionary** | | |
| Apparel, Accessories & Luxury Goods – 1.7% | | |
| V.F. Corp. | 76 | 6,760 |
| Distributors – 1.8% | | |
| Genuine Parts Co. | 70 | 6,946 |
| General Merchandise Stores – 2.1% | | |
| Target Corp. | 76 | 8,144 |
| Home Furnishings – 1.8% | | |
| Leggett & Platt, Inc. | 171 | 6,996 |
| Home Improvement Retail – 1.8% | | |
| Lowe's Co., Inc. | 66 | 7,259 |
| Restaurants – 1.7% | | |
| McDonalds Corp. | 32 | 6,848 |
| **Total Consumer Discretionary – 10.9%** | | **42,953** |
| **Consumer Staples** | | |
| Agricultural Products – 1.7% | | |
| Archer Daniels Midland Co. | 167 | 6,870 |
| Distillers & Vintners – 2.0% | | |
| Brown-Forman Corp., Class B | 123 | 7,693 |
| Drug Retail – 1.7% | | |
| Walgreen Co. | 123 | 6,800 |
| Food Distributors – 3.7% | | |
| McCormick & Co., Inc. (A) | 43 | 6,678 |
| Sysco Corp. | 97 | 7,684 |
| | | 14,362 |
| Household Products – 5.3% | | |
| Clorox Co. (The) | 41 | 6,300 |
| Colgate-Palmolive Co. | 95 | 6,999 |
| Procter & Gamble Co. (The) | 60 | 7,496 |
| | | 20,795 |
| Hypermarkets & Super Centers – 1.8% | | |
| Wal-Mart Stores, Inc. | 61 | 7,191 |
| Packaged Foods & Meats – 1.9% | | |
| Hormel Foods Corp. | 168 | 7,344 |
| Personal Products – 1.8% | | |
| Kimberly-Clark Corp. | 50 | 7,159 |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Soft Drinks – 3.6% | | |
| Coca-Cola Co. (The) | 126 | $ 6,870 |
| PepsiCo, Inc. | 53 | 7,200 |
| | | 14,070 |
| **Total Consumer Staples – 23.5%** | | **92,284** |
| **Energy** | | |
| Integrated Oil & Gas – 1.6% | | |
| Chevron Corp. | 54 | 6,360 |
| Oil & Gas Exploration & Production – 1.6% | | |
| Exxon Mobil Corp. | 90 | 6,359 |
| **Total Energy – 3.2%** | | **12,719** |
| **Financials** | | |
| Asset Management & Custody Banks – 3.2% | | |
| Franklin Resources, Inc. | 194 | 5,588 |
| T. Rowe Price Group, Inc. | 60 | 6,845 |
| | | 12,433 |
| Financial Exchanges & Data – 1.7% | | |
| S&P Global, Inc. | 28 | 6,839 |
| Life & Health Insurance – 1.7% | | |
| Aflac, Inc. | 126 | 6,585 |
| Property & Casualty Insurance – 3.7% | | |
| Chubb Ltd. | 45 | 7,228 |
| Cincinnati Financial Corp. | 63 | 7,381 |
| | | 14,609 |
| Regional Banks – 1.6% | | |
| People's United Financial, Inc. | 408 | 6,372 |
| **Total Financials – 11.9%** | | **46,838** |
| **Health Care** | | |
| Health Care Equipment – 3.5% | | |
| Becton Dickinson & Co. | 26 | 6,699 |
| Medtronic plc | 66 | 7,203 |
| | | 13,902 |
| Health Care Services – 1.8% | | |
| Cardinal Health, Inc. | 152 | 7,156 |
| Health Care Supplies – 1.6% | | |
| Abbott Laboratories | 77 | 6,409 |
| Pharmaceuticals – 3.7% | | |
| AbbVie, Inc. | 101 | 7,617 |
| Johnson & Johnson | 52 | 6,766 |
| | | 14,383 |
| **Total Health Care – 10.6%** | | **41,850** |

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Industrials** | | |
| Aerospace & Defense – 3.4% | | |
| General Dynamics Corp. | 36 | $ 6,609 |
| United Technologies Corp. | 51 | 6,901 |
| | | 13,510 |
| Building Products – 1.8% | | |
| A. O. Smith Corp. | 150 | 7,173 |
| Construction Machinery & Heavy Trucks – 1.6% | | |
| Caterpillar, Inc. | 51 | 6,498 |
| Diversified Support Services – 1.8% | | |
| Cintas Corp. | 26 | 6,947 |
| Electrical Components & Equipment – 3.4% | | |
| Emerson Electric Co. | 101 | 6,746 |
| Roper Industries, Inc. | 18 | 6,459 |
| | | 13,205 |
| Industrial Conglomerates – 1.6% | | |
| 3M Co. | 38 | 6,218 |
| Industrial Machinery – 6.8% | | |
| Dover Corp. | 69 | 6,915 |
| Illinois Tool Works, Inc. | 43 | 6,691 |
| Pentair, Inc. | 173 | 6,530 |
| Stanley Black & Decker, Inc. | 44 | 6,426 |
| | | 26,562 |
| Trading Companies & Distributors – 1.7% | | |
| W.W. Grainger, Inc. | 22 | 6,632 |
| **Total Industrials – 22.1%** | | **86,745** |
| **Information Technology** | | |
| Data Processing & Outsourced Services – 1.7% | | |
| Automatic Data Processing, Inc. | 41 | 6,551 |
| **Total Information Technology – 1.7%** | | **6,551** |
| **Materials** | | |
| Industrial Gases – 3.3% | | |
| Air Products and Chemicals, Inc. | 30 | 6,696 |
| Linde plc | 33 | 6,484 |
| | | 13,180 |
| Specialty Chemicals – 5.4% | | |
| Ecolab, Inc. | 34 | 6,789 |
| PPG Industries, Inc. | 57 | 6,810 |
| Sherwin-Williams Co. (The) | 14 | 7,446 |
| | | 21,045 |
| Steel – 1.5% | | |
| Nucor Corp. | 120 | 6,106 |
| **Total Materials – 10.2%** | | **40,331** |

SEPTEMBER 30, 2019

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| Real Estate | | |
| Retail REITs – 1.8% | | |
| Federal Realty Investment Trust .... | 52 | $ 7,072 |
| **Total Real Estate – 1.8%** | | **7,072** |
| Utilities | | |
| Multi-Utilities – 1.9% | | |
| Consolidated Edison, Inc. ......... | 78 | 7,409 |
| **Total Utilities – 1.9%** | | **7,409** |
| **TOTAL COMMON STOCKS – 99.8%** | | **$392,477** |
| (Cost: $333,564) | | |

| SHORT-TERM SECURITIES | Principal | Value |
|---|---|---|
| Master Note – 0.4% | | |
| Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.170%, 10–7–19 (B) ......... | $1,415 | $ 1,415 |
| **TOTAL SHORT-TERM SECURITIES – 0.4%** | | **$ 1,415** |
| (Cost: $1,415) | | |
| **TOTAL INVESTMENT SECURITIES – 100.2%** | | **$393,892** |
| (Cost: $334,979) | | |
| LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2)% | | (929) |
| **NET ASSETS – 100.0%** | | **$392,963** |

Notes to Schedule of Investments

(A) All or a portion of securities with an aggregate value of $6,010 are on loan.

(B) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets** | | | |
| Investments in Securities | | | |
| Common Stocks ............................................................... | $392,477 | $ — | $ — |
| Short-Term Securities ......................................................... | — | 1,415 | — |
| Total ................................................................. | $392,477 | $1,415 | $ — |

The following acronyms are used throughout this schedule:

LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trusts

See Accompanying Notes to Financial Statements.

| (In thousands, except per share amounts) | Ivy ProShares Interest Rate Hedged High Yield Index Fund | Ivy ProShares MSCI ACWI Index Fund | Ivy ProShares Russell 2000 Dividend Growers Index Fund | Ivy ProShares S&P 500 Bond Index Fund | Ivy ProShares S&P 500 Dividend Aristocrats Index Fund |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| Investments in unaffiliated securities at value+^ | $58,360 | $ 112,494 | $ 129,901 | $136,004 | $ 393,892 |
| Investments at Value | 58,360 | 112,494 | 129,901 | 136,004 | 393,892 |
| Cash | 1 | 1 | 1 | 335 | 2 |
| Cash denominated in foreign currencies at value+ | — | 129 | — | — | — |
| Restricted cash | 360 | — | — | — | — |
| Investment securities sold receivable | 3,526 | —* | — | 6,024 | — |
| Dividends and interest receivable | 1,071 | 215 | 246 | 1,217 | 702 |
| Capital shares sold receivable | 36 | 56 | 131 | 212 | 346 |
| Receivable from affiliates | 100 | 239 | 72 | 110 | 274 |
| Receivable from securities lending income – net | — | —* | 1 | —* | —* |
| Variation margin receivable | 18 | — | — | — | — |
| Prepaid and other assets | 31 | 31 | 32 | 34 | 49 |
| Total Assets | 63,503 | 113,165 | 130,384 | 143,936 | 395,265 |
| **LIABILITIES** | | | | | |
| Cash collateral on securities loaned at value | — | 697 | — | 34 | — |
| Investment securities purchased payable | 2,918 | — | — | 6,581 | 1,250 |
| Capital shares redeemed payable | 273 | 45 | 163 | 147 | 916 |
| Independent Trustees and Chief Compliance Officer fees payable | 1 | 2 | 2 | 2 | 6 |
| Distribution and service fees payable | —* | —* | —* | —* | —* |
| Shareholder servicing payable | 8 | 10 | 16 | 19 | 43 |
| Investment management fee payable | 1 | 1 | 1 | 1 | 4 |
| Accounting services fee payable | 4 | 5 | 6 | 6 | 11 |
| Other liabilities | 24 | 34 | 43 | 58 | 72 |
| Total Liabilities | 3,229 | 794 | 231 | 6,848 | 2,302 |
| Total Net Assets | $60,274 | $ 112,371 | $130,153 | $137,088 | $392,963 |
| **NET ASSETS** | | | | | |
| Capital paid in (shares authorized – unlimited) | $ 63,144 | $103,855 | $ 121,584 | $ 130,198 | $ 333,773 |
| Accumulated earnings gain (loss) | (2,870) | 8,516 | 8,569 | 6,890 | 59,190 |
| Total Net Assets | $60,274 | $ 112,371 | $130,153 | $137,088 | $392,963 |
| **CAPITAL SHARES OUTSTANDING:** | | | | | |
| Class A | 325 | 1,363 | 191 | 350 | 209 |
| Class E | 123 | 131 | 99 | 140 | 181 |
| Class I | 5,731 | 4,458 | 9,027 | 12,358 | 23,746 |
| Class N | 100 | 3,398 | 2,461 | 100 | 6,805 |
| Class R | 103 | 199 | 80 | 103 | 82 |
| **NET ASSET VALUE PER SHARE:** | | | | | |
| Class A | $9.44 | $11.77 | $10.97 | $10.50 | $12.66 |
| Class E | $9.44 | $11.77 | $10.97 | $10.50 | $12.67 |
| Class I | $9.44 | $11.77 | $10.98 | $10.50 | $12.67 |
| Class N | $9.45 | $11.77 | $10.98 | $10.50 | $12.67 |
| Class R | $9.44 | $11.76 | $10.97 | $10.50 | $12.65 |
| **+COST** | | | | | |
| Investments in unaffiliated securities at cost | $ 58,132 | $102,376 | $ 118,937 | $ 128,576 | $ 334,979 |
| Cash denominated in foreign currencies at cost | — | 130 | — | — | — |
| ^Securities loaned at value | — | 909 | 1,755 | — | 6,010 |

*Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

FOR THE YEAR ENDED SEPTEMBER 30, 2019

| (In thousands) | Ivy ProShares Interest Rate Hedged High Yield Index Fund | Ivy ProShares MSCI ACWI Index Fund | Ivy ProShares Russell 2000 Dividend Growers Index Fund | Ivy ProShares S&P 500 Bond Index Fund | Ivy ProShares S&P 500 Dividend Aristocrats Index Fund |
|---|---|---|---|---|---|
| **INVESTMENT INCOME** | | | | | |
| Dividends from unaffiliated securities | $ — | $ 2,792 | $ 3,447 | $ — | $ 9,678 |
| Foreign dividend withholding tax | — | (154) | — | — | — |
| Interest and amortization from unaffiliated securities | 3,796 | 6 | 1 | 3,754 | 9 |
| Foreign interest withholding tax | — | —* | — | — | — |
| Securities lending income – net | — | 21 | 25 | 2 | 3 |
| Total Investment Income | 3,796 | 2,665 | 3,473 | 3,756 | 9,690 |
| **EXPENSES** | | | | | |
| Investment management fee | 292 | 468 | 524 | 211 | 1,336 |
| Distribution and service fees: | | | | | |
| Class A | 7 | 37 | 5 | 8 | 5 |
| Class E | 3 | 3 | 3 | 3 | 5 |
| Class R | 5 | 11 | 4 | 5 | 5 |
| Shareholder servicing: | | | | | |
| Class A | 1 | 16 | 5 | —* | 2 |
| Class E | 1 | 1 | 1 | 1 | 3 |
| Class I | 89 | 90 | 176 | 170 | 489 |
| Class N | —* | 4 | 3 | —* | 10 |
| Class R | 2 | 6 | 2 | 3 | 2 |
| Registration fees | 77 | 78 | 82 | 78 | 99 |
| Custodian fees | 5 | 57 | 17 | 6 | 22 |
| Independent Trustees and Chief Compliance Officer fees | 5 | 19 | 7 | 10 | 18 |
| Accounting services fee | 44 | 60 | 66 | 59 | 129 |
| Professional fees | 43 | 49 | 32 | 34 | 35 |
| Third-party valuation service fees | — | 166 | — | — | — |
| Listing, data and related fees | 32 | 63 | 74 | 36 | 314 |
| Other | 18 | 4 | 21 | 22 | 39 |
| Total Expenses | 624 | 1,132 | 1,022 | 646 | 2,513 |
| Less: | | | | | |
| Expenses in excess of limit | (226) | (401) | (161) | (207) | (585) |
| Total Net Expenses | 398 | 731 | 861 | 439 | 1,928 |
| Net Investment Income | 3,398 | 1,934 | 2,612 | 3,317 | 7,762 |
| **REALIZED AND UNREALIZED GAIN (LOSS)** | | | | | |
| Net realized gain (loss) on: | | | | | |
| Investments in unaffiliated securities | (479) | (2,153) | (2,214) | 482 | 3,214 |
| Futures contracts | (2,995) | — | — | — | — |
| Foreign currency exchange transactions | — | (7) | — | — | — |
| Net change in unrealized appreciation (depreciation) on: | | | | | |
| Investments in unaffiliated securities | 653 | 1,987 | 3,029 | 9,762 | 24,013 |
| Futures contracts | 8 | — | — | — | — |
| Foreign currency exchange transactions | — | —* | — | — | — |
| Net Realized and Unrealized Gain (Loss) | (2,813) | (173) | 815 | 10,244 | 27,227 |
| Net Increase in Net Assets Resulting from Operations | $ 585 | $ 1,761 | $ 3,427 | $ 13,561 | $ 34,989 |

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

| (In thousands) | Ivy ProShares Interest Rate Hedged High Yield Index Fund | | Ivy ProShares MSCI ACWI Index Fund | | Ivy ProShares Russell 2000 Dividend Growers Index Fund | |
|---|---|---|---|---|---|---|
| | Year ended 9-30-19 | Year ended 9-30-18 | Year ended 9-30-19 | Year ended 9-30-18 | Year ended 9-30-19 | Year ended 9-30-18 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | | | |
| Operations: | | | | | | |
| Net investment income | $ 3,398 | $ 1,540 | $ 1,934 | $ 1,427 | $ 2,612 | $ 1,756 |
| Net realized gain (loss) on investments | (3,474) | 468 | (2,160) | (85) | (2,214) | 317 |
| Net change in unrealized appreciation (depreciation) | 661 | (253) | 1,987 | 5,645 | 3,029 | 6,720 |
| Net Increase in Net Assets Resulting from Operations | 585 | 1,755 | 1,761 | 6,987 | 3,427 | 8,793 |
| **Distributions to Shareholders From:** | | | | | | |
| Net investment income: | | | | | | |
| Class A | | (144) | | (130) | | (18) |
| Class E | | (48) | | (15) | | (13) |
| Class I | | (1,142) | | (541) | | (1,166) |
| Class N | | (50) | | (373) | | (412) |
| Class R | | (43) | | (12) | | (7) |
| Net realized gains: | | | | | | |
| Class A | | (15) | | (2) | | —* |
| Class E | | (5) | | —* | | —* |
| Class I | | (79) | | (5) | | (12) |
| Class N | | (5) | | (4) | | (5) |
| Class R | | (5) | | —* | | —* |
| Accumulated earnings: | | | | | | |
| (combined net investment income and net realized gains) | | | | | | |
| Class A | (196) | | (211) | | (43) | |
| Class E | (69) | | (22) | | (24) | |
| Class I | (3,397) | | (864) | | (2,434) | |
| Class N | (63) | | (604) | | (783) | |
| Class R | (59) | | (22) | | (15) | |
| Total Distributions to Shareholders | (3,784) | (1,536) | (1,723) | (1,082) | (3,299) | (1,633) |
| Capital Share Transactions | 17,734 | 24,892 | 9,382 | 42,068 | (6,271) | 90,540 |
| Net Increase (Decrease) in Net Assets | 14,535 | 25,111 | 9,420 | 47,973 | (6,143) | 97,700 |
| Net Assets, Beginning of Period | 45,739 | 20,628 | 102,951 | 54,978 | 136,296 | 38,596 |
| Net Assets, End of Period | $60,274 | $45,739 | $ 112,371 | $102,951 | $ 130,153 | $136,296 |
| Undistributed net investment income | | $ 200 | | $ 453 | | $ 239 |

*Not shown due to rounding.

| (In thousands) | Ivy ProShares S&P 500 Bond Index Fund | | Ivy ProShares S&P 500 Dividend Aristocrats Index Fund | |
|---|---|---|---|---|
| | Year ended 9-30-19 | Year ended 9-30-18 | Year ended 9-30-19 | Year ended 9-30-18 |
| **INCREASE (DECREASE) IN NET ASSETS** | | | | |
| Operations: | | | | |
| Net investment income | $ 3,317 | $ 2,274 | $ 7,762 | $ 6,468 |
| Net realized gain (loss) on investments | 482 | (1,323) | 3,214 | 310 |
| Net change in unrealized appreciation (depreciation) | 9,762 | (2,450) | 24,013 | 32,384 |
| Net Increase (Decrease) in Net Assets Resulting from Operations | 13,561 | (1,499) | 34,989 | 39,162 |
| | | | | |
| Distributions to Shareholders From: | | | | |
| Net investment income: | | | | |
| Class A | | (73) | | (27) |
| Class E | | (28) | | (19) |
| Class I | | (1,615) | | (3,884) |
| Class N | | (315) | | (1,686) |
| Class R | | (19) | | (9) |
| Net realized gains: | | | | |
| Class A | | —* | | —* |
| Class E | | —* | | —* |
| Class I | | (5) | | (18) |
| Class N | | (1) | | (11) |
| Class R | | —* | | —* |
| Accumulated earnings: | | | | |
| (combined net investment income and net realized gains) | | | | |
| Class A | (91) | | (61) | |
| Class E | (37) | | (51) | |
| Class I | (3,111) | | (9,112) | |
| Class N | (32) | | (2,706) | |
| Class R | (25) | | (23) | |
| Total Distributions to Shareholders | (3,296) | (2,056) | (11,953) | (5,654) |
| Capital Share Transactions | 50,761 | 23,151 | (9,356) | 253,000 |
| Net Increase in Net Assets | 61,026 | 19,596 | 13,680 | 286,508 |
| Net Assets, Beginning of Period | 76,062 | 56,466 | 379,283 | 92,775 |
| Net Assets, End of Period | $137,088 | $76,062 | $392,963 | $379,283 |
| Undistributed net investment income | | $ 285 | | $ 1,009 |

*Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY PROSHARES INTEREST RATE HEDGED HIGH YIELD INDEX FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 9-30-2019 | $10.05 | $0.54 | $(0.54) | $ 0.00* | $ (0.51) | $ (0.10) | $ (0.61) |
| Year ended 9-30-2018 | 10.07 | 0.50 | 0.01 | 0.51 | (0.48) | (0.05) | (0.53) |
| Year ended 9-30-2017[4] | 10.00 | 0.20 | 0.01 | 0.21 | (0.14) | — | (0.14) |
| **Class E Shares** | | | | | | | |
| Year ended 9-30-2019 | 10.05 | 0.54 | (0.54) | 0.00* | (0.51) | (0.10) | (0.61) |
| Year ended 9-30-2018 | 10.07 | 0.50 | 0.01 | 0.51 | (0.48) | (0.05) | (0.53) |
| Year ended 9-30-2017[4] | 10.00 | 0.20 | 0.01 | 0.21 | (0.14) | — | (0.14) |
| **Class I Shares** | | | | | | | |
| Year ended 9-30-2019 | 10.05 | 0.56 | (0.54) | 0.02 | (0.53) | (0.10) | (0.63) |
| Year ended 9-30-2018 | 10.07 | 0.53 | 0.00* | 0.53 | (0.50) | (0.05) | (0.55) |
| Year ended 9-30-2017[4] | 10.00 | 0.22 | 0.00* | 0.22 | (0.15) | — | (0.15) |
| **Class N Shares** | | | | | | | |
| Year ended 9-30-2019 | 10.05 | 0.56 | (0.53) | 0.03 | (0.53) | (0.10) | (0.63) |
| Year ended 9-30-2018 | 10.07 | 0.53 | 0.00* | 0.53 | (0.50) | (0.05) | (0.55) |
| Year ended 9-30-2017[4] | 10.00 | 0.21 | 0.01 | 0.22 | (0.15) | — | (0.15) |
| **Class R Shares** | | | | | | | |
| Year ended 9-30-2019 | 10.05 | 0.49 | (0.54) | (0.05) | (0.46) | (0.10) | (0.56) |
| Year ended 9-30-2018 | 10.07 | 0.46 | 0.00* | 0.46 | (0.43) | (0.05) | (0.48) |
| Year ended 9-30-2017[4] | 10.00 | 0.18 | 0.01 | 0.19 | (0.12) | — | (0.12) |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from April 20, 2017 (commencement of operations of the class) through September 30, 2017.

(5) Annualized.

(6) Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2017.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 9-30-2019 | $ 9.44 | 0.15% | $ 3 | 0.90% | 5.60% | 1.16% | 5.34% | 50% |
| Year ended 9-30-2018 | 10.05 | 5.21 | 3 | 0.90 | 5.04 | 1.30 | 4.64 | 33 |
| Year ended 9-30-2017[4] | 10.07 | 2.15 | 3 | 0.90[5] | 4.51[5] | 1.00[5] | 4.41[5] | 27[6] |
| **Class E Shares** | | | | | | | | |
| Year ended 9-30-2019 | 9.44 | 0.15 | 1 | 0.90 | 5.60 | 1.19 | 5.31 | 50 |
| Year ended 9-30-2018 | 10.05 | 5.21 | 1 | 0.90 | 5.04 | 1.26 | 4.68 | 33 |
| Year ended 9-30-2017[4] | 10.07 | 2.15 | 1 | 0.90[5] | 4.51[5] | 0.98[5] | 4.43[5] | 27[6] |
| **Class I Shares** | | | | | | | | |
| Year ended 9-30-2019 | 9.44 | 0.39 | 54 | 0.65 | 5.85 | 1.05 | 5.45 | 50 |
| Year ended 9-30-2018 | 10.05 | 5.48 | 40 | 0.65 | 5.31 | 1.17 | 4.79 | 33 |
| Year ended 9-30-2017[4] | 10.07 | 2.24 | 15 | 0.65[5] | 4.86[5] | 0.89[5] | 4.62[5] | 27[6] |
| **Class N Shares** | | | | | | | | |
| Year ended 9-30-2019 | 9.45 | 0.50 | 1 | 0.65 | 5.85 | 0.89 | 5.61 | 50 |
| Year ended 9-30-2018 | 10.05 | 5.48 | 1 | 0.65 | 5.29 | 1.00 | 4.94 | 33 |
| Year ended 9-30-2017[4] | 10.07 | 2.24 | 1 | 0.65[5] | 4.76[5] | 0.74[5] | 4.67[5] | 27[6] |
| **Class R Shares** | | | | | | | | |
| Year ended 9-30-2019 | 9.44 | -0.33 | 1 | 1.39 | 5.11 | 1.62 | 4.88 | 50 |
| Year ended 9-30-2018 | 10.05 | 4.70 | 1 | 1.37 | 4.57 | 1.71 | 4.23 | 33 |
| Year ended 9-30-2017[4] | 10.07 | 1.95 | 1 | 1.37[5] | 4.04[5] | 1.46[5] | 3.95[5] | 27[6] |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY PROSHARES MSCI ACWI INDEX FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 9-30-2019 | $ 11.81 | $ 0.19 | $(0.06) | $ 0.13 | $ (0.17) | $— | $ (0.17) |
| Year ended 9-30-2018 | 10.92 | 0.17 | 0.84 | 1.01 | (0.12) | —* | (0.12) |
| Year ended 9-30-2017[4] | 10.00 | 0.09 | 0.86 | 0.95 | (0.03) | — | (0.03) |
| **Class E Shares** | | | | | | | |
| Year ended 9-30-2019 | 11.81 | 0.21 | (0.07) | 0.14 | (0.18) | — | (0.18) |
| Year ended 9-30-2018 | 10.92 | 0.19 | 0.84 | 1.03 | (0.14) | —* | (0.14) |
| Year ended 9-30-2017[4] | 10.00 | 0.09 | 0.87 | 0.96 | (0.04) | — | (0.04) |
| **Class I Shares** | | | | | | | |
| Year ended 9-30-2019 | 11.81 | 0.22 | (0.07) | 0.15 | (0.19) | — | (0.19) |
| Year ended 9-30-2018 | 10.92 | 0.20 | 0.84 | 1.04 | (0.15) | —* | (0.15) |
| Year ended 9-30-2017[4] | 10.00 | 0.09 | 0.87 | 0.96 | (0.04) | — | (0.04) |
| **Class N Shares** | | | | | | | |
| Year ended 9-30-2019 | 11.82 | 0.22 | (0.08) | 0.14 | (0.19) | — | (0.19) |
| Year ended 9-30-2018 | 10.92 | 0.20 | 0.85 | 1.05 | (0.15) | —* | (0.15) |
| Year ended 9-30-2017[4] | 10.00 | 0.10 | 0.86 | 0.96 | (0.04) | — | (0.04) |
| **Class R Shares** | | | | | | | |
| Year ended 9-30-2019 | 11.81 | 0.13 | (0.07) | 0.06 | (0.11) | — | (0.11) |
| Year ended 9-30-2018 | 10.91 | 0.11 | 0.85 | 0.96 | (0.06) | —* | (0.06) |
| Year ended 9-30-2017[4] | 10.00 | 0.06 | 0.86 | 0.92 | (0.01) | — | (0.01) |

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from April 20, 2017 (commencement of operations of the class) through September 30, 2017.

(5) Annualized.

(6) Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2017.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 9-30-2019 | $ 11.77 | 1.14% | $ 16 | 0.90% | 1.66% | 1.28% | 1.28% | 28% |
| Year ended 9-30-2018 | 11.81 | 9.27 | 14 | 0.90 | 1.48 | 1.24 | 1.14 | 39 |
| Year ended 9-30-2017[4] | 10.92 | 9.50 | 10 | 0.90[5] | 1.79[5] | 1.31[5] | 1.38[5] | 51[6] |
| **Class E Shares** | | | | | | | | |
| Year ended 9-30-2019 | 11.77 | 1.21 | 2 | 0.74 | 1.82 | 1.26 | 1.30 | 28 |
| Year ended 9-30-2018 | 11.81 | 9.53 | 1 | 0.75 | 1.61 | 1.18 | 1.18 | 39 |
| Year ended 9-30-2017[4] | 10.92 | 9.56 | 1 | 0.75[5] | 1.95[5] | 1.28[5] | 1.42[5] | 51[6] |
| **Class I Shares** | | | | | | | | |
| Year ended 9-30-2019 | 11.77 | 1.31 | 52 | 0.65 | 1.90 | 1.11 | 1.44 | 28 |
| Year ended 9-30-2018 | 11.81 | 9.64 | 51 | 0.65 | 1.76 | 1.09 | 1.32 | 39 |
| Year ended 9-30-2017[4] | 10.92 | 9.60 | 26 | 0.65[5] | 1.95[5] | 1.18[5] | 1.42[5] | 51[6] |
| **Class N Shares** | | | | | | | | |
| Year ended 9-30-2019 | 11.77 | 1.31 | 40 | 0.65 | 1.93 | 0.93 | 1.65 | 28 |
| Year ended 9-30-2018 | 11.82 | 9.64 | 35 | 0.65 | 1.73 | 0.93 | 1.45 | 39 |
| Year ended 9-30-2017[4] | 10.92 | 9.60 | 16 | 0.65[5] | 2.16[5] | 1.04[5] | 1.77[5] | 51[6] |
| **Class R Shares** | | | | | | | | |
| Year ended 9-30-2019 | 11.76 | 0.56 | 2 | 1.40 | 1.15 | 1.67 | 0.88 | 28 |
| Year ended 9-30-2018 | 11.81 | 8.84 | 2 | 1.40 | 0.94 | 1.67 | 0.67 | 39 |
| Year ended 9-30-2017[4] | 10.91 | 9.20 | 2 | 1.39[5] | 1.31[5] | 1.77[5] | 0.93[5] | 51[6] |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY PROSHARES RUSSELL 2000 DIVIDEND GROWERS INDEX FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 9-30-2019 | $10.97 | $ 0.19 | $0.06 | $0.25 | $ (0.18) | $(0.07) | $(0.25) |
| Year ended 9-30-2018 | 10.44 | 0.16 | 0.51 | 0.67 | (0.14) | —* | (0.14) |
| Year ended 9-30-2017[4] | 10.00 | 0.07 | 0.39 | 0.46 | (0.02) | — | (0.02) |
| **Class E Shares** | | | | | | | |
| Year ended 9-30-2019 | 10.97 | 0.21 | 0.05 | 0.26 | (0.19) | (0.07) | (0.26) |
| Year ended 9-30-2018 | 10.44 | 0.17 | 0.51 | 0.68 | (0.15) | —* | (0.15) |
| Year ended 9-30-2017[4] | 10.00 | 0.07 | 0.39 | 0.46 | (0.02) | — | (0.02) |
| **Class I Shares** | | | | | | | |
| Year ended 9-30-2019 | 10.97 | 0.22 | 0.06 | 0.28 | (0.20) | (0.07) | (0.27) |
| Year ended 9-30-2018 | 10.44 | 0.19 | 0.51 | 0.70 | (0.17) | —* | (0.17) |
| Year ended 9-30-2017[4] | 10.00 | 0.09 | 0.37 | 0.46 | (0.02) | — | (0.02) |
| **Class N Shares** | | | | | | | |
| Year ended 9-30-2019 | 10.97 | 0.22 | 0.06 | 0.28 | (0.20) | (0.07) | (0.27) |
| Year ended 9-30-2018 | 10.44 | 0.20 | 0.50 | 0.70 | (0.17) | —* | (0.17) |
| Year ended 9-30-2017[4] | 10.00 | 0.09 | 0.37 | 0.46 | (0.02) | — | (0.02) |
| **Class R Shares** | | | | | | | |
| Year ended 9-30-2019 | 10.96 | 0.14 | 0.06 | 0.20 | (0.12) | (0.07) | (0.19) |
| Year ended 9-30-2018 | 10.43 | 0.11 | 0.51 | 0.62 | (0.09) | —* | (0.09) |
| Year ended 9-30-2017[4] | 10.00 | 0.05 | 0.38 | 0.43 | — | — | — |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from April 20, 2017 (commencement of operations of the class) through September 30, 2017.

(5) Annualized.

(6) Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2017.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 9-30-2019 | $10.97 | 2.31% | $ 2 | 0.90% | 1.72% | 1.12% | 1.50% | 30% |
| Year ended 9-30-2018 | 10.97 | 6.52 | 1 | 0.90 | 1.55 | 0.91 | 1.54 | 36 |
| Year ended 9-30-2017[4] | 10.44 | 4.55 | 1 | 0.90[5] | 1.48[5] | 1.05[5] | 1.33[5] | 12[6] |
| **Class E Shares** | | | | | | | | |
| Year ended 9-30-2019 | 10.97 | 2.48 | 1 | 0.73 | 1.93 | 0.96 | 1.70 | 30 |
| Year ended 9-30-2018 | 10.97 | 6.63 | 1 | 0.79 | 1.67 | 0.91 | 1.54 | 36 |
| Year ended 9-30-2017[4] | 10.44 | 4.60 | 1 | 0.80[5] | 1.59[5] | 1.03[5] | 1.36[5] | 12[6] |
| **Class I Shares** | | | | | | | | |
| Year ended 9-30-2019 | 10.98 | 2.66 | 99 | 0.65 | 2.00 | 0.81 | 1.84 | 30 |
| Year ended 9-30-2018 | 10.97 | 6.79 | 97 | 0.65 | 1.82 | 0.83 | 1.64 | 36 |
| Year ended 9-30-2017[4] | 10.44 | 4.65 | 33 | 0.65[5] | 1.98[5] | 0.94[5] | 1.69[5] | 12[6] |
| **Class N Shares** | | | | | | | | |
| Year ended 9-30-2019 | 10.98 | 2.66 | 27 | 0.64 | 2.00 | — | — | 30 |
| Year ended 9-30-2018 | 10.97 | 6.79 | 36 | 0.65 | 1.93 | 0.66 | 1.92 | 36 |
| Year ended 9-30-2017[4] | 10.44 | 4.65 | 3 | 0.65[5] | 2.08[5] | 0.79[5] | 1.94[5] | 12[6] |
| **Class R Shares** | | | | | | | | |
| Year ended 9-30-2019 | 10.97 | 1.81 | 1 | 1.37 | 1.30 | — | — | 30 |
| Year ended 9-30-2018 | 10.96 | 6.05 | 1 | 1.40 | 1.05 | 1.40 | 1.05 | 36 |
| Year ended 9-30-2017[4] | 10.43 | 4.30 | 1 | 1.39[5] | 0.98[5] | 1.52[5] | 0.85[5] | 12[6] |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY PROSHARES S&P 500 BOND INDEX FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain (Loss) on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 9-30-2019 | $ 9.62 | $0.29 | $ 0.88 | $ 1.17 | $(0.29) | $— | $(0.29) |
| Year ended 9-30-2018 | 10.09 | 0.27 | (0.50) | (0.23) | (0.24) | —* | (0.24) |
| Year ended 9-30-2017[4] | 10.00 | 0.11 | 0.06 | 0.17 | (0.08) | — | (0.08) |
| **Class E Shares** | | | | | | | |
| Year ended 9-30-2019 | 9.62 | 0.29 | 0.89 | 1.18 | (0.30) | — | (0.30) |
| Year ended 9-30-2018 | 10.09 | 0.27 | (0.49) | (0.22) | (0.25) | —* | (0.25) |
| Year ended 9-30-2017[4] | 10.00 | 0.11 | 0.06 | 0.17 | (0.08) | — | (0.08) |
| **Class I Shares** | | | | | | | |
| Year ended 9-30-2019 | 9.62 | 0.31 | 0.89 | 1.20 | (0.32) | — | (0.32) |
| Year ended 9-30-2018 | 10.10 | 0.30 | (0.51) | (0.21) | (0.27) | —* | (0.27) |
| Year ended 9-30-2017[4] | 10.00 | 0.12 | 0.07 | 0.19 | (0.09) | — | (0.09) |
| **Class N Shares** | | | | | | | |
| Year ended 9-30-2019 | 9.62 | 0.31 | 0.89 | 1.20 | (0.32) | — | (0.32) |
| Year ended 9-30-2018 | 10.10 | 0.29 | (0.50) | (0.21) | (0.27) | —* | (0.27) |
| Year ended 9-30-2017[4] | 10.00 | 0.11 | 0.08 | 0.19 | (0.09) | — | (0.09) |
| **Class R Shares** | | | | | | | |
| Year ended 9-30-2019 | 9.62 | 0.24 | 0.89 | 1.13 | (0.25) | — | (0.25) |
| Year ended 9-30-2018 | 10.09 | 0.22 | (0.50) | (0.28) | (0.19) | —* | (0.19) |
| Year ended 9-30-2017[4] | 10.00 | 0.08 | 0.07 | 0.15 | (0.06) | — | (0.06) |

\* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from April 20, 2017 (commencement of operations of the class) through September 30, 2017.

(5) Annualized.

(6) Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2017.

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 9-30-2019 | $10.50 | 12.46% | $  4 | 0.65% | 2.92% | 0.69% | 2.88% | 33% |
| Year ended 9-30-2018 | 9.62 | -2.26 | 3 | 0.65 | 2.73 | 0.70 | 2.68 | 79 |
| Year ended 9-30-2017[4] | 10.09 | 1.69 | 3 | 0.65[5] | 2.34[5] | — | — | 45[6] |
| **Class E Shares** | | | | | | | | |
| Year ended 9-30-2019 | 10.50 | 12.52 | 1 | 0.60 | 2.98 | 0.72 | 2.86 | 33 |
| Year ended 9-30-2018 | 9.62 | -2.22 | 1 | 0.60 | 2.79 | 0.69 | 2.70 | 79 |
| Year ended 9-30-2017[4] | 10.09 | 1.71 | 1 | 0.60[5] | 2.39[5] | 0.64[5] | 2.35[5] | 45[6] |
| **Class I Shares** | | | | | | | | |
| Year ended 9-30-2019 | 10.50 | 12.74 | 130 | 0.40 | 3.17 | 0.61 | 2.96 | 33 |
| Year ended 9-30-2018 | 9.62 | -2.02 | 70 | 0.40 | 3.02 | 0.60 | 2.82 | 79 |
| Year ended 9-30-2017[4] | 10.10 | 1.78 | 34 | 0.40[5] | 2.65[5] | 0.54[5] | 2.51[5] | 45[6] |
| **Class N Shares** | | | | | | | | |
| Year ended 9-30-2019 | 10.50 | 12.74 | 1 | 0.40 | 3.18 | 0.44 | 3.14 | 33 |
| Year ended 9-30-2018 | 9.62 | -2.11 | 1 | 0.40 | 2.95 | 0.45 | 2.90 | 79 |
| Year ended 9-30-2017[4] | 10.10 | 1.88 | 17 | 0.34[5] | 2.62[5] | — | — | 45[6] |
| **Class R Shares** | | | | | | | | |
| Year ended 9-30-2019 | 10.50 | 11.91 | 1 | 1.15 | 2.43 | 1.18 | 2.40 | 33 |
| Year ended 9-30-2018 | 9.62 | -2.76 | 1 | 1.15 | 2.23 | 1.19 | 2.19 | 79 |
| Year ended 9-30-2017[4] | 10.09 | 1.50 | 1 | 1.13[5] | 1.85[5] | — | — | 45[6] |

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY PROSHARES S&P 500 DIVIDEND ARISTOCRATS INDEX FUND

| | Net Asset Value, Beginning of Period | Net Investment Income[1] | Net Realized and Unrealized Gain on Investments | Total from Investment Operations | Distributions From Net Investment Income | Distributions From Net Realized Gains | Total Distributions |
|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | |
| Year ended 9-30-2019 | $ 11.96 | $ 0.21 | $0.83 | $ 1.04 | $(0.22) | $(0.12) | $(0.34) |
| Year ended 9-30-2018 | 10.62 | 0.21 | 1.30 | 1.51 | (0.17) | —* | (0.17) |
| Year ended 9-30-2017[4] | 10.00 | 0.08 | 0.56 | 0.64 | (0.02) | — | (0.02) |
| **Class E Shares** | | | | | | | |
| Year ended 9-30-2019 | 11.96 | 0.22 | 0.84 | 1.06 | (0.23) | (0.12) | (0.35) |
| Year ended 9-30-2018 | 10.62 | 0.21 | 1.30 | 1.51 | (0.17) | —* | (0.17) |
| Year ended 9-30-2017[4] | 10.00 | 0.08 | 0.56 | 0.64 | (0.02) | — | (0.02) |
| **Class I Shares** | | | | | | | |
| Year ended 9-30-2019 | 11.96 | 0.24 | 0.84 | 1.08 | (0.25) | (0.12) | (0.37) |
| Year ended 9-30-2018 | 10.62 | 0.24 | 1.30 | 1.54 | (0.20) | —* | (0.20) |
| Year ended 9-30-2017[4] | 10.00 | 0.09 | 0.56 | 0.65 | (0.03) | — | (0.03) |
| **Class N Shares** | | | | | | | |
| Year ended 9-30-2019 | 11.96 | 0.24 | 0.84 | 1.08 | (0.25) | (0.12) | (0.37) |
| Year ended 9-30-2018 | 10.62 | 0.25 | 1.29 | 1.54 | (0.20) | —* | (0.20) |
| Year ended 9-30-2017[4] | 10.00 | 0.09 | 0.56 | 0.65 | (0.03) | — | (0.03) |
| **Class R Shares** | | | | | | | |
| Year ended 9-30-2019 | 11.95 | 0.15 | 0.83 | 0.98 | (0.16) | (0.12) | (0.28) |
| Year ended 9-30-2018 | 10.62 | 0.15 | 1.29 | 1.44 | (0.11) | —* | (0.11) |
| Year ended 9-30-2017[4] | 10.00 | 0.05 | 0.57 | 0.62 | — | — | — |

\*  *Not shown due to rounding.*

(1) *Based on average weekly shares outstanding.*

(2) *Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.*

(3) *Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.*

(4) *For the period from April 20, 2017 (commencement of operations of the class) through September 30, 2017.*

(5) *Annualized.*

(6) *Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2017.*

| | Net Asset Value, End of Period | Total Return[2] | Net Assets, End of Period (in millions) | Ratio of Expenses to Average Net Assets Including Expense Waiver | Ratio of Net Investment Income to Average Net Assets Including Expense Waiver | Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3] | Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3] | Portfolio Turnover Rate |
|---|---|---|---|---|---|---|---|---|
| **Class A Shares** | | | | | | | | |
| Year ended 9-30-2019 | $12.66 | 9.04% | $ 3 | 0.75% | 1.79% | 0.89% | 1.65% | 28% |
| Year ended 9-30-2018 | 11.96 | 14.29 | 2 | 0.75 | 1.87 | 0.81 | 1.81 | 27 |
| Year ended 9-30-2017[4] | 10.62 | 6.39 | 1 | 0.75[5] | 1.63[5] | 0.86[5] | 1.52[5] | 4[6] |
| **Class E Shares** | | | | | | | | |
| Year ended 9-30-2019 | 12.67 | 9.14 | 2 | 0.73 | 1.82 | 0.94 | 1.61 | 28 |
| Year ended 9-30-2018 | 11.96 | 14.29 | 1 | 0.75 | 1.87 | 0.76 | 1.86 | 27 |
| Year ended 9-30-2017[4] | 10.62 | 6.39 | 1 | 0.75[5] | 1.64[5] | 0.81[5] | 1.58[5] | 4[6] |
| **Class I Shares** | | | | | | | | |
| Year ended 9-30-2019 | 12.67 | 9.39 | 301 | 0.50 | 2.04 | 0.69 | 1.85 | 28 |
| Year ended 9-30-2018 | 11.96 | 14.56 | 282 | 0.50 | 2.14 | 0.65 | 1.99 | 27 |
| Year ended 9-30-2017[4] | 10.62 | 6.49 | 87 | 0.50[5] | 1.97[5] | 0.72[5] | 1.75[5] | 4[6] |
| **Class N Shares** | | | | | | | | |
| Year ended 9-30-2019 | 12.67 | 9.40 | 86 | 0.50 | 2.03 | 0.53 | 2.00 | 28 |
| Year ended 9-30-2018 | 11.96 | 14.56 | 93 | 0.49 | 2.17 | — | — | 27 |
| Year ended 9-30-2017[4] | 10.62 | 6.49 | 3 | 0.50[5] | 1.89[5] | 0.57[5] | 1.82[5] | 4[6] |
| **Class R Shares** | | | | | | | | |
| Year ended 9-30-2019 | 12.65 | 8.50 | 1 | 1.26 | 1.28 | 1.28 | 1.26 | 28 |
| Year ended 9-30-2018 | 11.95 | 13.61 | 1 | 1.26 | 1.35 | — | — | 27 |
| Year ended 9-30-2017[4] | 10.62 | 6.20 | 1 | 1.29[5] | 1.09[5] | 1.35[5] | 1.03[5] | 4[6] |

See Accompanying Notes to Financial Statements.

## 1. ORGANIZATION

Ivy Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Ivy ProShares Interest Rate Hedged High Yield Index Fund, Ivy ProShares MSCI ACWI Index Fund, Ivy ProShares Russell 2000 Dividend Growers Index Fund, Ivy ProShares S&P 500 Bond Index Fund and Ivy ProShares S&P 500 Dividend Aristocrats Index Fund (each, a "Fund") are five series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds' Prospectus and Statement of Additional Information ("SAI"). Each Fund's investment manager is Ivy Investment Management Company ("IICO" or the "Manager").

Each Fund offers Class A, Class E, Class I, Class N and Class R shares. Class A and Class E shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Class I, Class N and Class R shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, E and R have a distribution and service plan. Class I shares and Class N shares are not included in the plan.

## 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

**Security Transactions and Related Investment Income.** Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain.

**Foreign Currency Translation.** Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

**Allocation of Income, Expenses, Gains and Losses.** Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

**Income Taxes.** It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Funds file income tax returns in U.S. federal and applicable state jurisdictions. The Funds' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

**Dividends and Distributions to Shareholders.** Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceed net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a return of capital for tax purposes.

**Segregation and Collateralization.** In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods, and swaps), the Fund will segregate collateral or designate on its books and records, cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash". Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

**Concentration of Market and Credit Risk.** In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

The London Interbank Offered Rate "LIBOR" is an indicative measure of the average interest rate at which major global banks could borrow from one another. LIBOR is quoted in multiple currencies and multiple time frames using data reported by private-sector banks. LIBOR is used extensively in the United States and globally as a "benchmark" or "reference rate" for various commercial and financial contracts, including corporate and municipal bonds and loans, floating rate mortgages, asset-backed securities, consumer loans, and interest rate swaps and other derivatives.

It is expected that a number of private-sector banks currently reporting information used to set LIBOR will stop doing so after 2021 when their current reporting commitment ends, which could either cause LIBOR to stop publication immediately or cause LIBOR's regulator to determine that its quality has degraded to the degree that it is no longer representative of its underlying market.

Management believes that, with respect to any significant investments by the Funds in instruments linked to LIBOR, the impact on investments and discontinuation of LIBOR may represent a significant risk.

However, management acknowledges that the anticipated transition away from LIBOR will occur after 2021 and certain of the current investments will mature prior to that time. Furthermore, the ways in which LIBOR's discontinuation potentially could impact the Funds' investments is not fully known. The extent of that impact may vary depending on various factors, which include, but are not limited to: (i) existing fallback or termination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new successor reference rates and/or fallbacks for both legacy and new instruments.

In addition, the transition to a successor rate could potentially cause (i) increased volatility or illiquidity in markets for instruments that currently rely on LIBOR, (ii) a reduction in the value of certain instruments held by a Fund, or (iii) reduced effectiveness of related Fund transactions, such as hedging.

As the impacts of the transition become clearer during the next year, Management will be evaluating the impacts of these changes.

**Custodian Fees.** "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

**Indemnification.** The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

**Basis of Preparation.** Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

**New Rule Issuance.** In March 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2017-08 ("ASU 2017-08"), "Receivables — Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities." ASU 2017-08 changed the amortization period for certain callable debt securities held at a premium. Specifically, it required the premium to be amortized to the earliest call date. The adoption of ASU 2017-08 had no impact on beginning net assets, the current period results from operations, or any prior period information presented in the financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820). The amendments in the ASU impact disclosure requirements for fair value measurement. It is anticipated that this change will enhance the effectiveness of disclosures in the notes to the financial statements. This ASU is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted and can include the entire standard or certain provisions that exclude or amend disclosures. For the year ended September 30, 2019, the Funds have chosen to adopt the standard. The adoption of this ASU is reflected in the disclosures of the financial statements.

In August 2018, U.S. Securities and Exchange Commission ("SEC") adopted amendments to certain financial statement disclosure requirements to conform them to U.S. GAAP for investment companies. These amendments made certain removals from, changes to and additions to existing disclosure requirements under Regulation S-X. These amendments became effective for filings made with the SEC after November 5, 2018. The Funds' adoption of these amendments, effective with the financial statements prepared as of September 30, 2019, required modified disclosures reflected herein, but had no effect on the Funds' net assets or results of operations.

**Subsequent Events.** Management has performed a review for subsequent events through the date this report was issued.

## 3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service approved by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and

risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued based on quotes that are obtained from an independent pricing service approved by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or financial instruments. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or financial instruments and for determining whether the value of the applicable securities or financial instruments should be re-evaluated in light of such significant events. IICO, pursuant to authority delegated by the Board, has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or financial instrument cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at its direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

• Level 1 – Observable inputs such as quoted prices, available in active markets, for identical assets or liabilities.

• Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

- Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

**Corporate Bonds.** The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

**Derivative Instruments.** Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE, which values are provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Exchange-traded futures contracts are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price for a comparable listed option provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price for a comparable listed option provided by an independent pricing service unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities or equity prices.

**Equity Securities.** Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and ask prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

**Restricted Securities.** Restricted securities that are deemed to be Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, if at all and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

**U.S. Government and Agency Securities.** U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments, if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of September 30, 2019, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities.

## 4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations.

**Futures Contracts.** Certain Funds are authorized to engage in buying and selling futures contracts. Upon entering into a futures contract, a Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent amounts, known as variation margin, are paid or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index. Options on futures contracts may also be purchased or sold by a Fund.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Ivy ProShares Interest Rate Hedged High Yield Index Fund invests in short positions in futures contracts to gain exposure to, or economically hedge against, changes in interest rates (interest rate risk).

**Collateral and rights of offset.** A Fund mitigates credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing all OTC derivative transactions between the Fund and each of its counterparties. Although it is not possible to eliminate credit risk entirely, the CSA allows the Fund and its counterparty to reduce their exposure to the risk of payment default by the other party by holding an amount in collateral equivalent to the realized and unrealized amount of exposure to the counterparty, which is generally held by the Fund's custodian. An amount of collateral is moved to/from applicable counterparties only if the amount of collateral required to be posted surpasses both the threshold and the minimum transfer amount pre-agreed in the CSA between the Fund and the counterparty. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

### Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of September 30, 2019:

| | | Assets | | Liabilities | |
| --- | --- | --- | --- | --- | --- |
| Fund | Type of Risk Exposure | Statement of Assets & Liabilities Location | Value | Statement of Assets & Liabilities Location | Value |
| Ivy ProShares Interest Rate Hedged High Yield Index Fund | Interest rate | Unrealized appreciation on futures contracts* | $290 | | $— |

\* The value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of year ended September 30, 2019.

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the year ended September 30, 2019:

| Fund | Type of Risk Exposure | Net realized gain (loss) on: | | | | | |
|---|---|---|---|---|---|---|---|
| | | Investments in unaffiliated securities* | Swap agreements | Futures contracts | Written options | Forward foreign currency contracts | Total |
| Ivy ProShares Interest Rate Hedged High Yield Index Fund | Interest rate | $— | $— | $(2,995) | $— | $— | $(2,995) |

\* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the year ended September 30, 2019:

| Fund | Type of Risk Exposure | Net change in unrealized appreciation (depreciation) on: | | | | | |
|---|---|---|---|---|---|---|---|
| | | Investments in unaffiliated securities* | Swap agreements | Futures contracts | Written options | Forward foreign currency contracts | Total |
| Ivy ProShares Interest Rate Hedged High Yield Index Fund | Interest rate | $— | $— | $8 | $— | $— | $8 |

\* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the year ended September 30, 2019, the average derivative volume was as follows:

| Fund | Forward foreign currency contracts[1] | Long futures contracts[2] | Short futures contracts[2] | Swap agreements[3] | Purchased options[2] | Written options[2] |
|---|---|---|---|---|---|---|
| Ivy ProShares Interest Rate Hedged High Yield Index Fund | $— | $— | $56,948 | $— | $— | $— |

(1) Average absolute value of unrealized appreciation/depreciation during the period.
(2) Average value outstanding during the period.
(3) Average notional amount outstanding during the period.

## 5. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS
### ($ amounts in thousands unless indicated otherwise)

**Management Fees.** IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

| Fund (M - Millions) | $0 to $1,000M | $1,000 to $2,000M | $2,000 to $5,000M | Over $5,000M |
|---|---|---|---|---|
| Ivy ProShares Interest Rate Hedged High Yield Index Fund .......................... | 0.50% | 0.48% | 0.46% | 0.45% |
| Ivy ProShares MSCI ACWI Index Fund ............................................. | 0.45 | 0.43 | 0.41 | 0.40 |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund ........................... | 0.40 | 0.38 | 0.36 | 0.35 |
| Ivy ProShares S&P 500 Bond Index Fund ......................................... | 0.20 | 0.18 | 0.16 | 0.15 |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund ............................ | 0.35 | 0.33 | 0.31 | 0.30 |

IICO has entered into a Subadvisory Agreement with the following entity on behalf of the Funds:

Under an agreement between IICO and ProShare Advisors LLC ("ProShare Advisors"), ProShare Advisors serves as subadviser to the Funds. The subadviser makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the oversight of the Board. IICO pays all applicable costs of the subadvisers.

**Independent Trustees and Chief Compliance Officer Fees.** Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Deferred Fee Agreement entered into between the

Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

**Accounting Services Fees.** The Trust has an Accounting and Administrative Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

| (M - Millions) | $0 to $10M | $10 to $25M | $25 to $50M | $50 to $100M | $100 to $200M | $200 to $350M | $350 to $550M | $550 to $750M | $750 to $1,000M | Over $1,000M |
|---|---|---|---|---|---|---|---|---|---|---|
| Annual Fee Rate . . . . . . . . . . . . . . | $0.00 | $11.50 | $23.10 | $35.50 | $48.40 | $63.20 | $82.50 | $96.30 | $121.60 | $148.50 |

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Each Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

**Shareholder Servicing. General.** Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A and Class E shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (InvestEd Portfolios and Ivy Funds) reaches certain levels. For Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.25 of 1% of the average daily net assets of the class for the preceding month. For Class I shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. For Class N shares, each Fund pays WISC a monthly fee equal to one-twelfth of 0.01 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

**Listing, Data and Related Fees.** The Funds may incur costs relating to their initial and ongoing listing on an exchange. Additionally, a Fund may enter into a license agreement for the right to use an Index and its Trade Mark(s) and to receive data related to the index from the index provider. The portion of such costs attributed to each Fund is reflected on the Statements of Operations as "Listing, data and related fees".

**Networked accounts.** For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. The Fund will reimburse WISC for such costs if the annual rate of the third-party per account charges for a Fund are less than or equal to $12.00 per account or an annual fee of 0.14 of 1% that is based on average daily net assets.

**Broker accounts.** Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account (up to $18.00 per account), or a fixed rate fee (up to an annual fee of 0.20 of 1% that is based on average daily net assets), based on the average daily NAV of the omnibus account (or a combination thereof).

**Distribution and Service Plan. Class A and Class E Shares.** Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act (the "Distribution and Service Plan"), each Fund may pay a distribution and/or service fee to Ivy Distributors, Inc. ("IDI") for Class A and Class E shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IDI for amounts it expends in connection with the distribution of the Class A and Class E shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

**Class R Shares.** Under the Distribution and Service Plan, each Fund may pay IDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

**Sales Charges.** As principal underwriter for the Trust's shares, IDI receives sales commissions (which are not an expense of the Trust) for sales of Class A and Class E shares. A CDSC may be assessed against a shareholder's redemption amount of certain Class A and Class E shares and is paid to IDI. During the year ended September 30, 2019, IDI received the following amounts in sales commissions and CDSCs:

| | Gross Sales Commissions | CDSC Class A | CDSC Class E | Commissions Paid[1] |
|---|---|---|---|---|
| Ivy ProShares Interest Rate Hedged High Yield Index Fund ........................ | $ —* | $—* | $— | $— |
| Ivy ProShares MSCI ACWI Index Fund ........................................ | 20 | —* | — | 17 |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund ........................ | 1 | — | — | —* |
| Ivy ProShares S&P 500 Bond Index Fund ..................................... | 1 | — | — | —* |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund ......................... | 2 | — | — | 1 |

\*  Not shown due to rounding.

(1) IDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

**Expense Reimbursements and/or Waivers.** IICO, the Funds' investment manager, IDI, the Funds' distributor, and/or Waddell & Reed Services Company, doing business as WISC, the Funds' transfer agent, have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, if any). Fund and class expense limitations and related waivers/reimbursements for the year ended September 30, 2019 were as follows:

| Fund Name | Share Class Name | Type of Expense Limit | Commencement Date | End Date | Expense Limit | Amount of Expense Waiver/ Reimbursement | Expense Reduced |
|---|---|---|---|---|---|---|---|
| Ivy ProShares Interest Rate Hedged High Yield Index Fund | All Classes | Contractual | 4-20-2017 | 1-31-2020 | N/A | $ 132[1] | Investment Management Fee |
| | Class A | Contractual | 4-20-2017 | 1-31-2020 | 0.90% | $ 1 | 12b-1 Fees and/or Shareholder Servicing |
| | Class E | Contractual | 4-20-2017 | 7-31-2020 | 0.90% | $ 1 | 12b-1 Fees and/or Shareholder Servicing |
| | Class I | Contractual | 4-20-2017 | 1-31-2020 | 0.65% | $ 92 | Shareholder Servicing |
| | Class N | Contractual | 4-20-2017 | 1-31-2020 | 0.65% | $ —* | Shareholder Servicing |
| | Class N | Contractual | 4-20-2017 | 1-31-2020 | Not to exceed Class I | $ — | N/A |
| Ivy ProShares MSCI ACWI Index Fund | All Classes | Contractual | 4-20-2017 | 1-31-2020 | N/A | $ 283[1] | Investment Management Fee |
| | Class A | Contractual | 4-20-2017 | 1-31-2020 | 0.90% | $ 17 | 12b-1 Fees and/or Shareholder Servicing |
| | Class E | Contractual | 4-20-2017 | 7-31-2020 | 0.71%[2] | $ 4 | 12b-1 Fees and/or Shareholder Servicing |
| | Class I | Contractual | 4-20-2017 | 1-31-2020 | 0.65% | $ 93 | Shareholder Servicing |
| | Class N | Contractual | 4-20-2017 | 1-31-2020 | 0.65% | $ 4 | Shareholder Servicing |
| | Class N | Contractual | 4-20-2017 | 1-31-2020 | Not to exceed Class I | $ — | N/A |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund | Class A | Contractual | 4-20-2017 | 1-31-2020 | 0.90% | $ 5 | 12b-1 Fees and/or Shareholder Servicing |
| | Class E | Contractual | 4-20-2017 | 7-31-2020 | 0.72%[3] | $ 2 | 12b-1 Fees and/or Shareholder Servicing |
| | Class I | Contractual | 4-20-2017 | 1-31-2020 | 0.65% | $ 154 | Shareholder Servicing |
| | Class N | Contractual | 4-20-2017 | 1-31-2020 | 0.65% | $ — | N/A |
| | Class N | Contractual | 4-20-2017 | 1-31-2020 | Not to exceed Class I | $ — | N/A |

| Fund Name | Share Class Name | Type of Expense Limit | Commencement Date | End Date | Expense Limit | Amount of Expense Waiver/ Reimbursement | Expense Reduced |
|---|---|---|---|---|---|---|---|
| Ivy ProShares S&P 500 Bond Index Fund | All Classes | Contractual | 4-20-2017 | 1-31-2020 | N/A | $ 31[1] | Investment Management Fee |
| | Class A | Contractual | 4-20-2017 | 1-31-2020 | 0.65% | $ —* | 12b-1 Fees and/or Shareholder Servicing |
| | Class E | Contractual | 4-20-2017 | 7-31-2020 | 0.60% | $ 1 | 12b-1 Fees and/or Shareholder Servicing |
| | Class I | Contractual | 4-20-2017 | 1-31-2020 | 0.40% | $ 175 | Shareholder Servicing |
| | Class N | Contractual | 4-20-2017 | 1-31-2020 | 0.40% | $ —* | Shareholder Servicing |
| | Class N | Contractual | 4-20-2017 | 1-31-2020 | Not to exceed Class I | $ — | N/A |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund | All Classes | Contractual | 4-20-2017 | 1-31-2020 | N/A | $ 73[1] | Investment Management Fee |
| | Class A | Contractual | 4-20-2017 | 1-31-2020 | 0.75% | $ 3 | 12b-1 Fees and/or Shareholder Servicing |
| | Class E | Contractual | 4-20-2017 | 7-31-2020 | 0.62%[2] | $ 4 | 12b-1 Fees and/or Shareholder Servicing |
| | Class I | Contractual | 4-20-2017 | 1-31-2020 | 0.50% | $495 | Shareholder Servicing |
| | Class N | Contractual | 4-20-2017 | 1-31-2020 | 0.50% | $ 10 | Shareholder Servicing |
| | Class N | Contractual | 4-20-2017 | 1-31-2020 | Not to exceed Class I | $ — | N/A |

* Not shown due to rounding.

(1) Due to Class A, Class E, Class I and/or Class N contractual expense limits, investment management fees were waived for all share classes.

(2) Reflects the lower expense limit which went into effect July 31, 2019. Prior to July 31, 2019, the expense limit in effect was 0.75%.

(3) Reflects the lower expense limit which went into effect July 31, 2019. Prior to July 31, 2019, the expense limit in effect was 0.73%.

Any amounts due to the Funds as a reimbursement but not paid as of September 30, 2019 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

## 6. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Ivy Funds, Ivy Variable Insurance Portfolios and InvestEd Portfolios (collectively, the "Funds" only for purposes of this footnote 6) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the year ended September 30, 2019.

## 7. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended September 30, 2019, were as follows:

| | Purchases | | Sales | |
|---|---|---|---|---|
| | U.S. Government | Other Issuers | U.S. Government | Other Issuers |
| Ivy ProShares Interest Rate Hedged High Yield Index Fund ......... | $— | $ 42,097 | $— | $27,835 |
| Ivy ProShares MSCI ACWI Index Fund ...................... | — | 39,189 | — | 29,488 |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund ......... | — | 39,819 | — | 46,630 |
| Ivy ProShares S&P 500 Bond Index Fund ..................... | — | 83,357 | — | 34,159 |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund .......... | — | 105,556 | — | 111,789 |

## 8. LOANS OF PORTFOLIO SECURITIES ($ amounts in thousands)

The Funds may lend their portfolio securities only to borrowers that are approved by the Fund's securities lending agent, The Bank of New York Mellon ("BNYM"). The borrower pledges and maintains with the Fund collateral consisting of cash or securities issued or guaranteed by the U.S. government. The collateral received by the Fund is required to have a value of at least 102% of the market value of the loaned securities for securities traded on U.S. exchanges and a value of at least 105% of the market value for all other securities, except in the case of loans of foreign securities which are denominated and payable in U.S. Dollars, in which case the collateral is required to have a value of at least 102% of the market value of the loaned securities. The market value of the loaned securities is determined at the close of each business day and any additional required collateral is delivered to the Fund and any excess collateral is returned by the Fund on the next business day. During the term of the loan, the Fund is entitled to all distributions made on or in respect of the loaned securities but does not receive interest income on securities received as collateral. Loans of securities are terminable at any time and the borrower, after notice, is required to return borrowed securities within the standard time period for settlement of securities transactions.

Cash received as collateral for securities on loan may be reinvested in the Dreyfus Institutional Preferred Government Money Market Fund — Institutional Shares or certain other registered money market funds and are disclosed in the Fund's Schedule of Investments and are reflected in the Statement of Assets and Liabilities as cash collateral on securities loaned at value. Non-cash collateral, in the form of securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, is not disclosed in the Fund's Statement of Assets and Liabilities as it is held by the lending agent on behalf of the Fund and the Fund does not have the ability to re-hypothecate these securities. The securities on loan for each Fund are also disclosed in its Schedule of Investments. The total value of any securities on loan as of September 30, 2019 and the total value of the related cash collateral are disclosed in the Statement of Assets and Liabilities. Income earned by the Funds from securities lending activity is disclosed in the Statements of Operations.

The following is a summary of each Fund's securities lending positions and related cash and non-cash collateral received as of September 30, 2019:

| Fund | Market Value of Securities on Loan | Cash Collateral Received | Non-Cash Collateral Received | Total Collateral Received |
|---|---|---|---|---|
| Ivy ProShares MSCI ACWI Index Fund . . . . | $ 909 | $697 | $ 255 | $ 952 |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund . . . . . . . . . . . . . . | 1,755 | — | 1,790 | 1,790 |
| Ivy ProShares S&P 500 Bond Index Fund . . . . . . . . . . . . . . . . . . . . . . . . . | —[1] | 34 | — | 34 |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund . . . . . . . . . . . . . | 6,010 | — | 6,131 | 6,131 |

*(1) At September 30, 2019, $34 of securities on loan were sold and unsettled. The unsettled amount is reflected on the Statement of Assets and Liabilities within the line item entitled Investment securities sold receivable.*

The cash collateral received amounts presented in the table above are transactions accounted for as secured borrowings and have an overnight and continuous maturity. The proceeds from the cash collateral received is invested in registered money market funds.

The risks of securities lending include the risk that the borrower may not provide additional collateral when required or may not return the securities when due. To mitigate these risks, the Funds benefit from a borrower indemnity provided by BNYM. BNYM's indemnity allows for full replacement of securities lent wherein BNYM will purchase the unreturned loaned securities on the open market by applying the proceeds of the collateral or to the extent such proceeds are insufficient or the collateral is unavailable, BNYM will purchase the unreturned loan securities at BNYM's expense. However, the Fund could suffer a loss if the value of the investments purchased with cash collateral falls below the value of the cash collateral received.

## 9. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

| | Ivy ProShares Interest Rate Hedged High Yield Index Fund | | | | Ivy ProShares MSCI ACWI Index Fund | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Year ended 9-30-19 | | Year ended 9-30-18 | | Year ended 9-30-19 | | Year ended 9-30-18 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | | | | | |
| Class A | 23 | $ 218 | 7 | $ 68 | 270 | $ 3,059 | 420 | $ 4,813 |
| Class E | 20 | 190 | 3 | 32 | 19 | 212 | 12 | 138 |
| Class I | 3,013 | 29,012 | 2,941 | 29,251 | 1,475 | 16,462 | 2,516 | 28,928 |
| Class N | — | — | — | — | 961 | 10,970 | 1,990 | 22,724 |
| Class R | 3 | 28 | — | — | — | — | 199 | 2,260 |
| Shares issued in reinvestment of distributions to shareholders: | | | | | | | | |
| Class A | 1 | 8 | —* | 1 | 8 | 86 | 3 | 41 |
| Class E | 1 | 8 | —* | 1 | —* | 4 | —* | 1 |
| Class I | 311 | 2,964 | 84 | 831 | 49 | 547 | 19 | 222 |
| Class N | — | — | — | — | 54 | 604 | 32 | 366 |
| Class R | —* | 2 | — | — | — | — | — | — |
| Shares redeemed: | | | | | | | | |
| Class A | (6) | (52) | —* | (1) | (131) | (1,470) | (78) | (891) |
| Class E | (1) | (11) | (1) | (5) | (1) | (10) | (1) | (10) |
| Class I | (1,534) | (14,633) | (531) | (5,286) | (1,360) | (15,325) | (620) | (7,180) |
| Class N | — | — | — | — | (509) | (5,757) | (612) | (7,076) |
| Class R | —* | —* | — | — | — | — | (201) | (2,268) |
| Net increase | 1,831 | $ 17,734 | 2,503 | $24,892 | 835 | $ 9,382 | 3,679 | $42,068 |

| | Ivy ProShares Russell 2000 Dividend Growers Index Fund | | | | Ivy ProShares S&P 500 Bond Index Fund | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Year ended 9-30-19 | | Year ended 9-30-18 | | Year ended 9-30-19 | | Year ended 9-30-18 | |
| | Shares | Value | Shares | Value | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | | | | | |
| Class A | 113 | $ 1,196 | 12 | $ 133 | 57 | $ 582 | 5 | $ 49 |
| Class E | 14 | 148 | 9 | 89 | 20 | 202 | 14 | 133 |
| Class I | 2,960 | 31,511 | 7,568 | 78,680 | 8,033 | 79,242 | 5,341 | 52,685 |
| Class N | 110 | 1,186 | 3,536 | 37,129 | — | — | 257 | 2,508 |
| Class R | — | — | — | — | 4 | 35 | — | — |
| Shares issued in reinvestment of distributions to shareholders: | | | | | | | | |
| Class A | 1 | 14 | —* | 1 | —* | 3 | — | — |
| Class E | —* | 3 | —* | 1 | 1 | 7 | —* | 3 |
| Class I | 180 | 1,919 | 70 | 746 | 276 | 2,727 | 114 | 1,108 |
| Class N | 73 | 783 | 39 | 407 | — | — | 29 | 289 |
| Class R | —* | —* | — | — | —* | 1 | — | — |
| Shares redeemed: | | | | | | | | |
| Class A | (57) | (607) | (1) | (12) | (9) | (86) | (3) | (34) |
| Class E | (1) | (14) | (3) | (32) | (1) | (13) | (2) | (16) |
| Class I | (2,934) | (31,400) | (1,949) | (20,718) | (3,233) | (31,938) | (1,607) | (15,634) |
| Class N | (1,022) | (11,010) | (557) | (5,884) | — | — | (1,838) | (17,940) |
| Class R | — | — | — | — | —* | (1) | — | — |
| Net increase (decrease) | (563) | $ (6,271) | 8,724 | $90,540 | 5,148 | $50,761 | 2,310 | $ 23,151 |

*Not shown due to rounding.

| | Ivy ProShares S&P 500 Dividend Aristocrats Index Fund | | | |
|---|---|---|---|---|
| | Year ended 9-30-19 | | Year ended 9-30-18 | |
| | Shares | Value | Shares | Value |
| Shares issued from sale of shares: | | | | |
| Class A | 70 | $ 830 | 81 | $ 909 |
| Class E | 68 | 777 | 42 | 465 |
| Class I | 9,504 | 111,338 | 19,803 | 222,882 |
| Class N | 698 | 8,218 | 10,607 | 115,896 |
| Class R | 2 | 23 | — | — |
| Shares issued in reinvestment of distributions to shareholders: | | | | |
| Class A | 2 | 18 | 1 | 6 |
| Class E | 2 | 24 | —* | 5 |
| Class I | 644 | 7,505 | 243 | 2,799 |
| Class N | 233 | 2,706 | 147 | 1,685 |
| Class R | —* | —* | — | — |
| Shares redeemed: | | | | |
| Class A | (34) | (397) | (36) | (398) |
| Class E | (10) | (111) | (5) | (54) |
| Class I | (9,933) | (117,510) | (4,686) | (53,869) |
| Class N | (1,934) | (22,777) | (3,220) | (37,326) |
| Class R | —* | —* | — | — |
| Net increase (decrease) | (688) | $ (9,356) | 22,977 | $253,000 |

\* Not shown due to rounding.

## 10. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at September 30, 2019 and the related unrealized appreciation (depreciation) were as follows:

| Fund | Cost of Investments | Gross Appreciation | Gross Depreciation | Net Unrealized Appreciation |
|---|---|---|---|---|
| Ivy ProShares Interest Rate Hedged High Yield Index Fund | $ 58,147 | $ 2,022 | $ 1,809 | $ 213 |
| Ivy ProShares MSCI ACWI Index Fund | 103,092 | 15,425 | 6,023 | 9,402 |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund | 119,936 | 16,443 | 6,478 | 9,965 |
| Ivy ProShares S&P 500 Bond Index Fund | 128,578 | 7,541 | 115 | 7,426 |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund | 340,114 | 64,085 | 10,307 | 53,778 |

For Federal income tax purposes, the Funds' undistributed earnings and profit for the year ended September 30, 2019 and the post-October and late-year ordinary activity were as follows:

| Fund | Undistributed Ordinary Income | Undistributed Long-Term Capital Gains | Tax Return of Capital | Post-October Capital Losses Deferred | Late-Year Ordinary Losses Deferred |
|---|---|---|---|---|---|
| Ivy ProShares Interest Rate Hedged High Yield Index Fund | $ 384 | $ — | $— | $— | $— |
| Ivy ProShares MSCI ACWI Index Fund | 734 | — | — | — | — |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund | 382 | — | — | — | — |
| Ivy ProShares S&P 500 Bond Index Fund | 308 | — | — | — | — |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund | 1,953 | 3,465 | — | — | — |

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended September 30, 2019 and 2018 were as follows:

| | September 30, 2019 | | September 30, 2018 | |
|---|---|---|---|---|
| Fund | Distributed Ordinary Income[1] | Distributed Long-Term Capital Gains | Distributed Ordinary Income[1] | Distributed Long-Term Capital Gains |
| Ivy ProShares Interest Rate Hedged High Yield Index Fund . . . . . . . . . . . . . . . . . . . . | $3,392 | $392 | $ 1,481 | $55 |
| Ivy ProShares MSCI ACWI Index Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,723 | — | 1,082 | — |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund . . . . . . . . . . . . . . . . . . . . | 3,299 | — | 1,629 | 4 |
| Ivy ProShares S&P 500 Bond Index Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,296 | — | 2,056 | — |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund . . . . . . . . . . . . . . . . . . . . . . | 11,817 | 136 | 5,654 | — |

[1] Includes short-term capital gains distributed, if any.

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

Accumulated capital losses represent net capital loss carryovers as of September 30, 2019 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. As of September 30, 2019, the capital loss carryovers were as follows:

| | Post-Enactment | |
|---|---|---|
| Fund | Short-Term Capital Loss Carryover | Long-Term Capital Loss Carryover |
| Ivy ProShares Interest Rate Hedged High Yield Index Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,242 | $2,223 |
| Ivy ProShares MSCI ACWI Index Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 205 | 1,411 |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 453 | 1,324 |
| Ivy ProShares S&P 500 Bond Index Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 824 | 18 |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from U.S. GAAP. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, net operating losses, income from passive foreign investment companies (PFICs) and partnership transactions. At September 30, 2019, the following reclassifications were made:

| Fund | Accumulated Earnings Gain (Loss) | Paid-In Capital |
|---|---|---|
| Ivy ProShares Interest Rate Hedged High Yield Index Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $— | $— |
| Ivy ProShares MSCI ACWI Index Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Ivy ProShares S&P 500 Bond Index Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |

To the Shareholders and Board of Trustees of Ivy Funds:

## Opinion on the Financial Statements and Financial Highlights

We have audited the accompanying statements of assets and liabilities of Ivy ProShares Interest Rate Hedged High Yield Index Fund, Ivy ProShares MSCI ACWI Index Fund, Ivy ProShares Russell 2000 Dividend Growers Index Fund, Ivy ProShares S&P 500 Bond Index Fund, and Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, each a series of Ivy Funds (the "Funds"), including the schedules of investments, as of September 30, 2019, the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, the financial highlights for the years ended September 30, 2019, 2018, and for the period from April 20, 2017 (commencement of operations) through September 30, 2017, and the related notes. In our opinion, the financial statements and financial highlights present fairly, in all material respects, the financial position of each of the Funds as of September 30, 2019, and the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for the years ended September 30, 2019, 2018, and the period from April 20, 2017 (commencement of operations) through September 30, 2017, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on the Funds' financial statements and financial highlights based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Funds in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement, whether due to error or fraud. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. Our procedures included confirmation of securities owned as of September 30, 2019, by correspondence with the custodian and brokers; when replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.



Kansas City, Missouri
November 22, 2019

We have served as the auditor of one or more Waddell & Reed investment companies since 1997.

# INCOME TAX INFORMATION

The Funds hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ended September 30, 2019:

| | Dividends Received Deduction for Corporations | Qualified Dividend Income for Individuals |
|---|---|---|
| Ivy ProShares Interest Rate Hedged High Yield Index Fund | $ — | $ — |
| Ivy ProShares MSCI ACWI Index Fund | 937,581 | 1,723,501 |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund | 3,080,589 | 3,079,280 |
| Ivy ProShares S&P 500 Bond Index Fund | — | — |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund | 10,140,139 | 10,543,298 |

The Funds hereby designate the following amounts as distributions of long-term capital gains:

| | |
|---|---|
| Ivy ProShares Interest Rate Hedged High Yield Index Fund | $391,926 |
| Ivy ProShares MSCI ACWI Index Fund | — |
| Ivy ProShares Russell 2000 Dividend Growers Index Fund | — |
| Ivy ProShares S&P 500 Bond Index Fund | — |
| Ivy ProShares S&P 500 Dividend Aristocrats Index Fund | 136,225 |

Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from all the Funds.

The tax status of dividends paid and the pass-through of foreign taxes paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

(UNAUDITED)

Each of the individuals listed below serves as a trustee for the Trust (45 portfolios), and for the rest of the funds within the Fund Complex, which also includes, in addition to the Trust, InvestEd Portfolios ("InvestEd") (6 portfolios), the Ivy High Income Opportunities Fund (a closed-end fund) ("IVH") and Ivy Variable Insurance Portfolios ("Ivy VIP") (28 Portfolios).

Board members who are not "interested persons" of the Trust as defined in Section 2(a)(19) of the 1940 Act ("Independent Trustees") constitute at least 75% of the Board.

Joseph Harroz, Jr. serves as Independent Chairman of the Trust's Board and of the Board of Trustees of the other funds in the Fund Complex. Subject to the Trustee Emeritus and Retirement Policy, a Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

The Statement of Additional Information ("SAI") for the Trust includes additional information about the Trust's Trustees. The SAI is available without charge, upon request by calling 1.888.923.3355. It is also available on the Ivy Investments website, www.ivyinvestments.com.

## Independent Trustees

The following table provides information regarding each Independent Trustee.

| Name, Address and Year of Birth | Position Held With the Trust | Trustee Since | Principal Occupation(s) During Past 5 Years | Number of Funds In Fund Complex Overseen | Other Directorships Held During Past 5 Years |
|---|---|---|---|---|---|
| James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947 | Trustee | 2017 | Emeritus Dean and Professor of Law, Washburn University School of Law (1973 to present). | 80 | Director, Kansas Legal Services for Prisoners, Inc. (non-profit community service); Director, U.S. Alliance Corporation and wholly-owned subsidiaries: U.S. Alliance Life and Security Company-Montana and Dakota Capital Life Insurance Company (Insurance) (2009 to present); Director, Kansas Appleseed, Inc. (non-profit community service) (2007 to present); Trustee, WRA Funds (1997-2018); Trustee, Ivy NextShares (2017-2019); Trustee, Ivy VIP (1997 to present) (28 portfolios overseen); Trustee, InvestEd (2001 to present) (6 portfolios overseen); Trustee, IVH (2017 to present) (1 portfolio overseen). |

| Name, Address and Year of Birth | Position Held With the Trust | Trustee Since | Principal Occupation(s) During Past 5 Years | Number of Funds In Fund Complex Overseen | Other Directorships Held During Past 5 Years |
|---|---|---|---|---|---|
| H. Jeffrey Dobbs 6300 Lamar Avenue Overland Park, KS 66202 1955 | Trustee | 2019 | Global Sector Chairman, Industrial Manufacturing, KPMG LLP (2010-2015). | 80 | Director, Valparaiso University (2012 to present); Director, TechAccel LLC (2015 to present) (Tech R&D); Board Member, Kansas City Repertory Theatre (2015 to present); Board Member, PatientsVoices, Inc. (technology) (2018 to present); Board Member, Kansas City Campus for Animal Care (2018 to present); Director, National Association of Manufacturers (2010-2015); Director, The Children's Center (2003-2015); Director, Metropolitan Affairs Coalition (2003-2015); Director, Michigan Roundtable for Diversity and Inclusion (2003-2015); Trustee, Ivy NextShares (2019); Trustee, Ivy VIP (2019 to present) (28 portfolios overseen); Trustee, InvestEd (2019 to present) (6 portfolios overseen); Trustee, IVH (2019 to present) (1 portfolio overseen). |
| James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 1950 | Trustee | 2002 | Chief Executive Officer (CEO) of CalPac Pizza LLC (2011 to present); CEO of CalPac Pizza II LLC (2012 to present); CEO of PacPizza LLC (Pizza Hut franchise) (2000 to present); Member/ CEO, Southern Pac Pizza LLC (2013 to present); Partner, Century Bridge Partners (real estate investments) (2007 to present); Manager, Hartley Ranch Angus Beef, LLC (2013 to present); President, Penn Capital Corp. (1995 to present); Partner, Penn Capital Partners (1999 to present); Partner, 1788 Chicken, LLC (Food Franchise) (2016 to present). | 80 | Member/Secretary, The Metochoi Group LLC (1999 to present); Member/ Chairman, Idea Homes LLC (homebuilding and development) (2013 to present); Trustee, WRA Funds (2017-2018); Trustee, Ivy NextShares (2016-2019); Trustee, Ivy VIP (2017 to present) (28 portfolios overseen); Trustee, InvestEd (2017 to present) (6 portfolios overseen); Trustee, IVH (2013 to present) (1 portfolio overseen). |

| Name, Address and Year of Birth | Position(s) Held with the Trust and Fund Complex | Officer of Trust Since | Officer of Fund Complex Since* | Principal Occupation(s) During Past 5 Years |
|---|---|---|---|---|
| Joseph W. Kauten<br>6300 Lamar Avenue<br>Overland Park, KS 66202<br>1969 | Vice President<br><br>Treasurer<br><br>Principal Financial Officer | 2008<br><br>2008<br><br>2008 | 2006<br><br>2006<br><br>2007 | Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President and Treasurer of each of the funds in the Fund Complex (2006 to present); Principal Accounting Officer of each of the funds in the Fund Complex (2006-2017); Assistant Treasurer of each of the funds in the Fund Complex (2003-2006); Vice President of Waddell & Reed Services Company ("WRSCO") (2007 to present). |
| Philip J. Sanders**<br>6300 Lamar Avenue<br>Overland Park, KS 66202<br>1959 | President | 2016 | 2016 | CEO of WDR (2016 to present); President, CEO and Chairman of IICO (2016 to present) and WRIMCO (2016-2018); President of each of the funds in the Fund Complex (2016 to present); CIO of WDR (2011-2019); CIO of IICO (2010-2019) and WRIMCO (2010-2018). |
| Scott J. Schneider<br>6300 Lamar Avenue<br>Overland Park, KS 66202<br>1968 | Vice President<br><br>Chief Compliance Officer | 2008<br><br>2008 | 2006<br><br>2004 | Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex; Vice President of IICO (2006 to present) and WRIMCO (2006-2018). |
| Philip A. Shipp<br>6300 Lamar Avenue<br>Overland Park, KS 66202<br>1969 | Assistant Secretary | 2012 | 2012 | Assistant Secretary of each of the funds in the Fund Complex (2012 to present); Vice President of Waddell & Reed and IDI (2010 to present). |
| John E. Sundeen, Jr.<br>6300 Lamar Avenue<br>Overland Park, KS 66202<br>1960 | Vice President | 2008 | 2006 | Senior Vice President (1999 to present) and Chief Administrative Officer (2006 to present) of WDR; Executive Vice President and Chief Administrative Officer of IICO (2004 to present) and WRIMCO (2004-2018); Executive Vice President of WRSCO (2016 to present). |

* This is the date when the officer first became an officer of one or more of the funds that are the predecessors to current funds within Ivy Funds (each, a predecessor fund) (if applicable).

** Mr. Sanders was Vice President of the Trust since 2006, and of the other Trusts within the Fund Complex since 1998, until his appointment as President in August 2016.

(UNAUDITED)

At a meeting of the Board of Trustees (the "Board") of Ivy Funds (the "Trust") held on August 13th and 14th, 2019, the Board, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), unanimously approved the continuance of the Investment Management Agreement (the "Management Agreement") between Ivy Investment Management Company ("IICO") and the Trust, and the continuance of the Investment Subadvisory Agreements between IICO and:

- Apollo Credit Management, LLC (with respect to the Ivy Apollo Multi-Asset Income Fund and Ivy Apollo Strategic Income Fund)

- LaSalle Investment Management Securities, LLC and LaSalle Investment Management Securities B.V. (with respect to the Ivy LaSalle Global Real Estate Fund and the Ivy Apollo Multi-Asset Income Fund)

- Mackenzie Investments Europe Limited (Mackenzie Europe) and the investment sub-advisory agreement between Mackenzie Europe and Mackenzie Investments Asia Limited (with respect to the Ivy International Small Cap Fund)

- Pictet Asset Management Limited and Pictet Asset Management (Singapore) PTE Ltd. (with respect to the Ivy Emerging Markets Local Currency Debt Fund, and Pictet Asset Management SA (with respect to the Ivy Targeted Return Bond Fund)

- PineBridge Investments, LLC (with respect to the Ivy PineBridge High Yield Fund)

- ProShare Advisors, LLC (with respect to the Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, the Ivy ProShares Russell 2000 Dividend Growers Index Fund, the Ivy ProShares Interest Rate Hedged High Yield Index Fund, the Ivy ProShares S&P 500 Bond Index Fund and the Ivy ProShares MSCI ACWI Index Fund)

- Pzena Investment Management, LLC (with respect to the Ivy Pzena International Value Fund)

- Securian Asset Management, Inc. (with respect to the Ivy Securian Core Bond Fund and the Ivy Securian Real Estate Securities Fund)

- Wilshire Associates Incorporated (with respect to the Ivy Wilshire Global Allocation Fund)

Each subadviser is referred to herein as a "Subadviser," and the Management Agreement and the Investment Subadvisory Agreements are referred to collectively herein as the "Agreements."

The Board's Independent Trustees were assisted in their review by independent legal counsel and met with such counsel separately from representatives of IICO and the Subadvisers. Independent legal counsel explained the factors that the Board should consider as part of its review of the Agreements, all as outlined in a memorandum it had provided to the Board prior to the meeting, including, among other things, the nature and the quality of the services provided by IICO and the Subadvisers, profitability (including any fall-out benefits) from IICO's and the Subadvisers' relationships with each series of the Trust (each, a "Fund" and together, the "Funds"), economies of scale, the role played by the Independent Trustees, and information on comparative fees and expenses. The Independent Trustees also considered the written responses and materials produced by IICO and each Subadviser in response to 15(c) due diligence request lists submitted by the Independent Trustees' legal counsel prior to the meeting, as well as materials produced in response to a follow-up request list sent to IICO by independent legal counsel on behalf of the Independent Trustees. Included in those responses, which had been provided to the Board prior to the meeting, was a Fund-by-Fund profitability analysis prepared by IICO, as well as an explanation of the methodology by which the profitability analysis was calculated. The Board also received extensive materials on performance, expenses and comparable fund information from Broadridge, Inc. ("Broadridge"), an independent mutual fund rating service. Finally, the Independent Trustees received and reviewed a considerable amount of information that their independent fee consultant had provided to them. The Independent Trustees previously had reviewed and discussed these materials during a telephonic meeting in July 2019. They further reviewed these materials among themselves, with their independent legal counsel and the independent fee consultant, and with the other Board members at executive sessions of the Independent Trustees at the August 13-14, 2019 Board meeting, during which the Board considered various factors described below, none of which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Board's determination to approve the Agreements are discussed separately below.

## Nature, Extent and Quality of Services

The Board considered the nature, extent and quality of services provided to the Funds by IICO and each Subadviser, taking into account the large amount of materials produced by IICO and the Subadvisers in response to the 15(c) due diligence requests submitted on its behalf by independent legal counsel to the Independent Trustees.

The Board also took into account the report from its Investment Oversight Committee (the "IOC"), in light of that committee's duties to assist the Board in the 15(c) process. The IOC had reported to the Board on its review of the performance of the Funds, IICO's investment risk management function, and the changes IICO and its affiliates have been undertaking for the Trust and the overall fund complex. As such, the Board examined all of IICO's activities in light of performance and expense structure, as well as the overall rationalization of the fund complex (both completed and/or proposed), which is designed to provide economies of scale to the shareholders, reduce the Funds' expenses and enhance the performance of the Funds, particularly in the context of substantial industry change and regulatory developments.

The Board likewise considered the knowledge it had received from its regular meetings, including from the materials provided in connection with those meetings, such as the resources and key personnel of IICO and each Subadviser, as well as the other services provided to the Funds by IICO and each Subadviser, as applicable (*e.g.,* managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to each Fund's investment restrictions, producing reports, providing support services for the Board and its committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable laws and regulations). The Board also took into account the compliance environment at IICO and each Subadviser, noting the resources that each entity has dedicated towards compliance. The Board concluded that the nature and extent of the services provided by IICO and each Subadviser were appropriate, that the quality of those services had been consistent with quality norms in the industry and that the Funds were likely to benefit from the continued provision of those services.

### Benefits from the Relationship with the Funds

The Board next discussed whether IICO or any Subadviser derives any other direct or indirect benefit from serving the Funds. In that regard, the Board discussed the transfer agency and shareholder servicing fees that Waddell & Reed Services Company ("WISC"), an affiliate of IICO, has provided to the Funds. The Board took note of the caps that management previously had agreed to on shareholder servicing costs. The Board also considered the benefits that accrue to each service provider organization from its respective relationship with the Funds, including the fact that a variety of services are provided by affiliates of IICO, including distribution, administrative and Fund accounting services, and, as discussed above, shareholder servicing. The Board also considered management's proposal to outsource the transactional processing operations of WISC to a sub-agent for the Funds, which is designed to achieve greater efficiencies and savings for Fund shareholders over time. After full consideration of these and other factors, the Board concluded that none of IICO, any Subadviser or any of their affiliates receives any additional direct or indirect benefits that would preclude the Board from approving the continuation of the Management Agreement with IICO or any Investment Subadvisory Agreement with a Subadviser.

### Economies of Scale

The Board discussed whether economies of scale are being realized by the Funds and whether fee levels reflect those economies of scale for the benefit of the Funds' shareholders. The Board considered the fact that as a Fund's assets have grown, the expenses of that Fund generally have fallen. Additionally, in that regard, the Board considered the various initiatives that IICO has undertaken to seek to rationalize the fund complex.

### Performance of the Funds and Costs of Services Provided

The Board considered the performance of each Fund and the costs of the services provided, focusing in particular on a number of Funds that the independent fee consultant had identified. Specifically, the Board examined the investment performance of each Fund, including the percentile ranking of each Fund over various periods of time. The Board also examined the performance of each Fund against its respective benchmark index and peer funds for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Funds' performance in each asset class was acceptable. Although the performance of some of the focus Funds identified by the independent fee consultant lagged that of their peers or respective benchmark index, the Board recognized that IICO, or the applicable Subadviser, had taken, or was taking, steps to address that underperformance, and determined to continue to monitor closely the performance of those Funds.

The Board also considered the expenses and expense ratio of each Fund, and the expense limitation and fee reduction arrangements entered into by IICO in light of the services provided by IICO and each Subadviser. The Board also compared each Fund's expenses, including advisory, distribution and shareholder servicing fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds, as well as the advisory fees that IICO (or an affiliate) charges for providing advisory services to other accounts in the same asset class for certain Funds. In that regard, the Board noted that IICO performs significant additional services for the Funds as compared to those other accounts. The Board also took into account the information on IICO's profitability in managing the Funds, including the methodology used to calculate profitability. The Board finally considered the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios, noting that, as the Funds' assets have increased or decreased over

time, the expense ratios of the Funds generally have fallen or risen, respectively. After completing this examination, the Board concluded that each Fund's expenses are appropriate at the current time.

## Independent Fee Consultant Review

Independent legal counsel, on behalf of the Independent Trustees, engaged the independent fee consultant to assist them in evaluating the reasonableness of the management fees charged by IICO to all funds within the fund complex. The independent fee consultant's review addressed the following fee-related factors:

1. The nature, extent and quality of IICO's services to the Funds;

2. Management fees and expenses in the context of performance;

3. Product category expenses, including peers;

4. Profit margins of IICO's parent from supplying such services;

5. Subadviser and institutional fee analyses; and

6. Possible economies of scale as a Fund grows larger.

The following summarizes the findings of the independent fee consultant retained by the Independent Trustees.

*Summary Findings*

The report stated that IICO delivered reasonable levels of performance in the longer-term periods and reasonable levels of service to the Funds in relation to its management fees as compared to the investment advisers of comparable funds. For the 36 months ended March 31, 2019, approximately 17% of the Funds were in the top quartile of performance and 29% of the Funds were in the top two quartiles of performance and that short-term performance of such Funds were showing signs of improvement. Specifically, the report noted that 58% of the Funds were in the top two quartiles in the one-year period, and that 28% of all such Funds had improving performance in their one-year period. The independent fee consultant noted that the Funds' performance appeared to be grounded in a number of institutional competitive advantages at IICO, including investment management depth, ability to attract top talent, proactive management, performance-focused culture, economic analysis and an effective trading infrastructure.

The report further indicated that total expenses of the funds in the complex, on average, were 3% over the average total expenses of their respective Broadridge Expense Group peers and 1% under the average total expenses for their Broadridge Expense Universe peers. The net management fees for the Funds were 2% over the average net management fees of their respective Broadridge Expense Group peers and 7% over the average net management fees for their Broadridge Expense Universes. The report also stated that, when compared to expenses from the prior year, net management fees deceased by 1.5%, while total expenses decreased by 1%.

The report also stated that the management fees IICO charges to the Funds are reasonable in relation to the management fees it charges to its institutional account clients. The report noted that these institutional account clients have different service and infrastructure needs and in addition, the average spread between management fees IICO charged to the Funds and those it charges to institutional account clients is reasonable relative to the average fee spreads computed from industry surveys.

The report stated that while it was difficult to confirm overall economies of scale, it was clear that the Funds' shareholders generally are benefitting from lower expenses as the Funds' assets grow.

The report also noted that the overall profitability of IICO's parent relative to other complexes is reasonable.

Finally, the report also examined the fees that IICO retains on Funds that are subadvised by unaffiliated Subadvisers and indicated that those fees are reasonable relative to the industry. The report also stated that the subadvisory fees that IICO earns for serving as a subadviser to an unaffiliated fund when compared to fees of similar Funds likewise are reasonable relative to the industry.

*Conclusions*

The independent fee consultant's report concluded that it believes that the services provided by IICO and its affiliates and expenses incurred by the Funds in the previous 12 months are reasonable and provide adequate justification for renewal of the Funds' existing Agreements.

The following privacy notice is issued by Ivy Funds (the "Funds"), Ivy Investment Management Company ("IICO") and Ivy Distributors, Inc. ("IDI").

## Information Collected

We collect nonpublic personal information about you from your account application and other forms that you may deliver to us, and from your transactions with us and our affiliates. This is information that regulators consider necessary for the proper servicing of your account. In order to affect your transactions and service your account properly, we may disclose all of the information that we collect, as described above, to firms that assist us in servicing your account, such as our transfer agent.

## Confidentiality of Information Collected

All records containing your nonpublic personal information are kept at our various service providers. These entities include IICO, IDI and our transfer agent and administrative services provider. We require these affiliates, and any non-affiliated service providers, to protect the confidentiality of your information and to use the information only for the purposes for which disclosure to them is made. The Funds, IICO, IDI and other service providers restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you and maintain physical, electronic, and procedural safeguards that comply with federal standards to maintain the security of your nonpublic personal information.

## Disclosure of Information in Limited Circumstances

We do not disclose nonpublic personal information about present or former customers to nonaffiliated third parties, except as permitted or required by law. In connection with servicing your account, your nonpublic personal information may be shared among the entities named in this notice, their affiliates, and non-affiliates, including a transfer agent or other service companies. We will adhere to the policies and practices above for both current and former customers.

**Proxy Voting Guidelines**

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.923.3355 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

**Proxy Voting Records**

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Investments' website at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

# QUARTERLY PORTFOLIO SCHEDULE INFORMATION IVY FUNDS

Portfolio holdings can be found on the Trust's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q and/or Form NPORT-EX. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

# HOUSEHOLDING NOTICE IVY FUNDS

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Trust) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

# TO ALL TRADITIONAL IRA PLANHOLDERS: IVY FUNDS

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

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# THE IVY FUNDS FAMILY

## Domestic Equity Funds

Ivy Accumulative Fund

Ivy Core Equity Fund

Ivy Large Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Mid Cap Income Opportunities Fund

Ivy Small Cap Core Fund

Ivy Small Cap Growth Fund

Ivy Value Fund

## Global/International Funds

Ivy Emerging Markets Equity Fund

Ivy Global Equity Income Fund

Ivy Global Growth Fund

Ivy International Small Cap Fund

Ivy International Core Equity Fund

Ivy Managed International Opportunities Fund

Ivy Pictet Emerging Markets Local Currency Debt Fund

Ivy Pzena International Value Fund

## Index Funds

Ivy ProShares Interest Rate Hedged High Yield Index Fund

Ivy ProShares MSCI ACWI Index Fund

Ivy ProShares Russell 2000 Dividend Growers Index Fund

Ivy ProShares S&P 500 Bond Index Fund

Ivy ProShares S&P 500 Dividend Aristocrats Index Fund

## Speciality Funds

Ivy Apollo Multi-Asset Income Fund

Ivy Asset Strategy Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy LaSalle Global Real Estate Fund

Ivy Natural Resources Fund

Ivy Science and Technology Fund

Ivy Securian Real Estate Securities Fund

Ivy Wilshire Global Allocation Fund

## Fixed Income Funds

Ivy Apollo Strategic Income Fund

Ivy California Municipal High Income Fund

Ivy Corporate Bond Fund

Ivy Crossover Credit Fund

Ivy Global Bond Fund

Ivy Government Securities Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

Ivy Pictet Targeted Return Bond Fund

Ivy PineBridge High Yield Fund

Ivy Securian Core Bond Fund

## Money Market Funds

Ivy Cash Management Fund

Ivy Government Money Market Fund

**1.888.923.3355**

**Visit us online at www.ivyinvestments.com**

**The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Distributors, Inc.**

**Before investing, investors should consider carefully the investment objectives, risks, charges and expenses of a mutual fund. This and other important information is contained in the prospectus and summary prospectus, which may be obtained at www.ivyinvestments.com or from a financial advisor. Read it carefully before investing.**

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